As filed with the U.S. Securities and Exchange Commission on December 5, 2025.

Registration No. 333-[_]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLOCKFUSION DATA CENTERS, INC.

Co-registrant is listed on the following page

(Exact name of registrant as specified in its charter)

Delaware	6199	39-5104456
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

447 Broadway, 2nd Floor, #538

New York, NY 10013

(212) 561-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Scott

447 Broadway, 2nd Floor, #538

New York, NY 10013

(212) 561-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Meredith Laitner, Esq. David Landau, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105-0302 (212) 370-1300	Michael J. Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002 (713) 651-2678

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Business Combination Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANT

Exact Name of Co-registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Blockfusion USA, Inc.(1)	Delaware	6199	85-1729331

____________

(1)	The Co-registrant has the following principal executive offices:

Blockfusion USA, Inc.

447 Broadway, 2nd Floor, #538

New York, NY 10013

(212) 561-1200

(2)	The agent for service for the Co-registrant is:

Robert Scott

447 Broadway, 2nd Floor, #538

New York, NY 10013

(212) 561-1200

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION,
DATED DECEMBER 5, 2025

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF BLUE ACQUISITION CORP.
AND
PROSPECTUS FOR UP TO 84,508,200 SHARES OF CLASS A COMMON STOCK

OF BLOCKFUSION DATA CENTERS, INC.

To the Shareholders of Blue Acquisition Corp.:

You are cordially invited to attend the extraordinary general meeting of shareholders (the “Blue Extraordinary General Meeting”) of Blue Acquisition Corp. (“Blue”), which will be held at [_] a.m., Eastern Time, on [_], 202[_]. The Board of Directors of Blue (the “Blue Board”) has determined to convene and conduct the Blue Extraordinary General Meeting in a virtual meeting format at www.cstproxy.com/[_]. For the purposes of Blue’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the Blue Extraordinary General Meeting may also be attended in person at the offices of Ellenoff Grossman & Schole LLP located at 1345 Avenue of the Americas, 11th Floor, New York, NY 10105. The accompanying proxy statement/prospectus includes instructions on how to access the virtual Blue Extraordinary General Meeting and how to listen and vote from home or any remote location with internet connectivity. You or your proxy holder will be able to attend and vote at the Blue Extraordinary General Meeting by visiting www.cstproxy.com/[_] and using a control number assigned by Continental Stock Transfer & Trust Company and printed on your proxy card. To register and receive access to the Blue Extraordinary General Meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) of Blue will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

On November 19, 2025, Blue entered into a Business Combination Agreement (as it may be amended or supplemented from time to time, the “Business Combination Agreement”) with (i) Blockfusion Data Centers, Inc., a Delaware corporation (“Pubco”), (ii) Atlas I Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Blue Merger Sub”), (iii) Atlas Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with Blue Merger Sub, the “Merger Subs”) and (iv) Blockfusion USA, Inc., a Delaware corporation (“Blockfusion” or the “Company”) (all of the transactions (the “Transactions”) contemplated by the Business Combination Agreement and ancillary agreements entered into in connection therewith, including the issuances of securities thereunder, the “Business Combination”). A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A. You are being asked to vote on the Business Combination and certain other related matters.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, in connection with the consummation of the proposed Business Combination (the “Closing,” to occur on the “Closing Date”), among other things, (i) Blue Merger Sub will merge with and into Blue, with Blue continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Blue Merger”), as a result of which all of the Blue securities issued and outstanding as of immediately prior to the effective time of the Blue Merger will be cancelled and extinguished in exchange for the right to receive newly-issued securities of Pubco, as follows: (a) each Blue Class A ordinary share, par value $0.0001 per share (“Blue Class A Ordinary Share”) (including the Blue Class A Ordinary Shares issued upon conversion of each Blue Class B ordinary share, par value $0.0001 per share (“Blue Class B Ordinary Share”)) will be converted into the right to receive one newly-issued share of Pubco Class A common stock, par value $0.0001 per share (“Pubco Class A Common Stock”), and (b) Pubco will issue one share of Pubco Class A Common Stock for each Blue Class A Ordinary Shares into which each Blue share right (entitling holders thereof to the right to receive one-tenth (1/10th) of one Blue Class A Ordinary Share) (“Blue Share Right”) outstanding as of immediately prior to the Effective Time would have been converted; and (ii) Company Merger Sub will merge with and into Blockfusion, with Blockfusion continuing as the surviving entity (the “Company Merger” and, together with the Blue Merger, the “Mergers”), and as a result of which each security of the Company outstanding as of immediately prior to the time of effectiveness of the Blue Merger and the Company Merger (the “Effective Time”) shall be cancelled in exchange for the right to receive substantially equivalent securities of Pubco, subject to certain adjustments, as applicable, and subject to the Exchange Ratio, as further described below. Prior, and as a condition, to the consummation of the Business Combination, of all of the outstanding shares of Blockfusion preferred stock will have been converted into shares of Company common stock (the “Preferred Conversion”) in accordance with the terms of the Business Combination Agreement and the Company’s governing documents then in effect. Shares of Blockfusion Series A common stock, par value $0.0001 per share (“Company Class A Common Stock”) outstanding as of immediately prior to the Effective Time will be exchanged in the Company Merger for newly-issued shares of Pubco Class A Common Stock, entitling holders thereof to one (1) vote per share. Shares of Blockfusion Series B common stock, par value $0.0001 per share (“Company Class B Common Stock”) outstanding as of immediately prior to the Effective Time will be exchanged in the Company Merger for newly-issued shares of Pubco Class B common stock, par value $0.0001 per share (“Pubco Class B Common Stock”), which shares of Pubco Class B Common Stock will have economic rights (including dividend and liquidation rights) identical to those of the Pubco Class A Common Stock, but the holders thereof will be entitled to 20 votes per share on all matters on which shares of Pubco Class B common stock are entitled to vote in accordance with the terms of the amended and restated certificate of incorporation of Pubco to be adopted in connection with the consummation of the Business Combination (the “Proposed Charter”). Additionally, in connection with the Company Merger, (1) each option to purchase shares of Company capital stock outstanding as of immediately prior to the Effective Time (“Company Options”) will be assumed by Pubco and converted into options to purchase shares of Pubco Class A Common Stock (“Assumed Options”) with substantially equivalent terms, subject to certain adjustments to exercise prices and the number of shares for which such Assumed Options may be exercised in accordance with the terms of the Business Combination Agreement; (2) each warrant to purchase shares of Company capital stock outstanding as of immediately prior to the Effective Time (“Company Warrants”) will be assumed by Pubco and converted into warrants to purchase shares of Pubco Class A Common Stock (“Assumed Warrants”) with substantially equivalent terms, subject to certain adjustments to exercise prices and the number of shares for which such Assumed Warrants may be exercised in accordance with the terms of the Business Combination; and (3) any other Company convertible securities (other than Company Options and Company Warrants), if not exercised or converted prior to the Effective Time, will be cancelled without consideration.

Upon the Closing, the consideration to be delivered to holders of Blockfusion securities as of immediately prior to the Effective Time (collectively, “Company Security Holders”) under the terms of the Business Combination Agreement, consisting of newly-issued shares of Pubco Class A Common Stock, Pubco Class B Common Stock, Assumed Options and Assumed Warrants, will have an aggregate value equal to Four Hundred and Fifty Million U.S. Dollars ($450,000,000) (the “Merger Consideration”). Pursuant to the terms of the Business Combination Agreement, each holder of shares of capital stock of the Company (each, a “Company Stockholder”) will, at the Closing, receive, in consideration for each share of Company common stock as of immediately prior to the Effective Time (after giving effect to the Preferred Conversion, but excluding treasury shares), a number of newly-issued Pubco shares determined based on an exchange ratio (the “Exchange Ratio”) equal to a quotient, (i) the numerator of which is equal to the Merger Consideration divided by the number of fully diluted Company shares, and (ii) the denominator of which is equal to the per share price at which each Public Share (as defined below) may be redeemed in connection with the Business Combination (the “Redemption Price”), with holders of Company Class B Common Stock receiving shares of Pubco Class B Common Stock and holders of shares of Company Class A Common Stock receiving shares of Pubco Class A Common Stock.

The Business Combination Agreement also contains a closing condition, waivable by Blockfusion, that, at the Closing, aggregate cash and cash equivalents equal to or greater than $75.0 million be delivered to Pubco, after satisfaction of all required payments from the trust account (the “Trust Account”) established at the time of Blue’s initial public offering (the “IPO”) to holders of the Blue Class A Ordinary Shares included as part of the units sold in the IPO (the “Blue Public Units,” and such shares, the “Public Shares,” and such shareholders “Public Shareholders”) that validly redeemed (and had not withdrawn such redemption requests) such shares in connection with the Closing in accordance with the Current Charter and instructions set forth in the accompanying proxy statement/prospectus and after payment of all unpaid transaction expenses of Blue and of Blockfusion, whether from funds remaining in the Trust Account or from net proceeds from any financing transactions (“Financing Transactions”) that may be entered into and consummated in connection with the proposed Business Combination in accordance with the terms of the Business Combination Agreement.

Blue has engaged BTIG, LLC and Roberts & Ryan, Inc. (“Roberts & Ryan”), to act as capital markets advisors in connection with the Business Combination and as placement agents in connection with any Financing Transaction. Blue or Pubco may, prior to the Closing, offer or sell additional securities in connection with a PIPE or other Financing Transaction, the issuance of which would dilute ownership interests to Public Shareholders that do not redeem Public Shares in connection with the Business Combination.

Immediately after the Closing, assuming that none of the outstanding Public Shares are redeemed prior to the Closing Date, taking into account also the assumptions further described under the headings “Frequently Used Terms — Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information” in the accompanying proxy statement/prospectus, (i) the Public Shareholders are expected to own approximately 30.3% of the outstanding shares of Pubco Common Stock, (ii) the Sponsor is expected to own approximately 9.8% of the outstanding shares of common stock of Pubco (the “Pubco Common Stock”), (iii) the underwriters of the IPO (the “IPO Underwriters”) are expected to own approximately 0.5% of the outstanding shares of Pubco Common Stock, (iv) the Blue Advisor (as defined below) is expected to own approximately 0.4% of the outstanding shares of Pubco Common Stock, and (v) the Company Stockholders are expected to own approximately 59.0% of the outstanding shares of Pubco Common Stock., excluding, for purposes of the foregoing calculations, the dilutive effects of the Assumed Options and Assumed Warrants, but including the shares of Pubco Class A Common Stock issuable to former holders of Blue Share Rights. If the actual facts immediately after the Closing are different from the foregoing assumptions, which they are likely to be, the percentage ownership information set forth above will also be different.

Only holders of record of Blue Class A Ordinary Shares and Blue Class B Ordinary Shares (collectively, the “Blue Ordinary Shares”), at the close of business on [_], 202[_], the record date for the Blue Extraordinary General Meeting (the “Record Date”), are entitled to notice of and to vote and have their votes counted at the Blue Extraordinary General Meeting and any adjournments or postponements thereof.

Blue is, and following the Business Combination, Pubco will be, an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the consummation of the Business Combination.

After careful consideration, the Blue Board has unanimously approved the Business Combination Agreement and the Business Combination and determined that each of the proposals to be presented at the Blue Extraordinary General Meeting is fair, advisable and in the best interests of Blue and Blue’s shareholders and recommends that you vote “FOR” each of the above proposals.

The existence of financial and personal interests of Blue’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Blue and Blue’s shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals set forth in the accompanying proxy statement/prospectus. See the sections entitled “The Business Combination Proposal (Proposal 1) — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

The Blue Board obtained a fairness opinion from Houlihan Capital, LLC (“Houlihan Capital”), dated as of November 17, 2025, which provides that, as of that date and based on and subject to the assumptions, limitations, qualifications and other conditions set forth therein, (i) the consideration to be issued or paid pursuant to the Business Combination Agreement is fair, from a financial point of view, to Blue and its shareholders, and (ii) Blockfusion has an aggregate fair market value equal to at least 80% of the balance of funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable). See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal (Proposal 1) — Opinion of Houlihan Capital, the Blue Board’s Financial Advisor” for additional information.

There are currently no specified circumstances or arrangements under which Blue securities held by the Sponsor or its affiliates could be transferred, or that could result in the forfeiture, surrender or cancellation of such securities, provided, that it is possible that pre-Closing changes to Sponsor securities could occur in connection with Financing Transaction arrangements (should any such arrangements or transactions be pursued in connection with the Business Combination, which is not currently anticipated but could occur, subject to the terms of the Business Combination Agreement) or otherwise. If any such Financing Transactions do occur, material dilution to non-redeeming Blue shareholders could also occur, as would be described in subsequent public disclosure documents.

Pursuant to a letter agreement among Blue, the Sponsor, Blue’s officers and directors and the Blue Advisor (the “Insider Letter”), the Sponsor and such individuals agreed to (i) vote any Blue Ordinary Shares held by them in favor of any proposed initial business combination presented by Blue for approval by Blue shareholders and (ii) not to redeem any Blue Ordinary Shares owned by them in connection with such shareholder approval. No consideration was offered to any of the Sponsor or such individuals in respect of the foregoing commitments. There are currently no agreements, arrangements, or understandings, including any payments, between the Sponsor and unaffiliated security holders of Blue regarding the redemption of outstanding securities of Blue or with respect to determining whether to proceed with a de-SPAC transaction.

The Insider Letter contains restrictions on whether and when the Sponsor may sell Blue securities held by the Sponsor. Pursuant to terms of the Insider Letter, the Class B Ordinary Shares held by the Sponsor (the “Founder Shares”) are subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable until the earlier of (A) six months after the completion of Blue’s initial business combination or (B) subsequent to Blue’s initial business combination, (i) the date on which Pubco consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties or (ii) the closing price of Pubco Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Founder Shares held by it, and such distributed Founder Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements. The private placement units (“Blue Private Placement Units”) (including the underlying securities) held by the Sponsor are subject to a lock-up whereby, subject to certain limited exceptions, such securities are not transferable until 30 days following the consummation by Blue of an initial business combination.

Because the Sponsor acquired the Founder Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon the conversion of the Share Rights underlying the Blue Private Placement Units (the “Blue Private Share Rights”) held by the Sponsor. Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Blue’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled:

●	“Questions and Answers About the Blue Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor and Company Stockholders hold in Pubco immediately after the Closing?”

●	“Risk Factors — Risks Related to the Business Combination and Blue — The Sponsor paid nominal consideration for the Founder Shares it holds. As a result, the Sponsor may make a substantial profit if the Business Combination is consummated, even if the shares held by the Sponsor lose substantial value and even if the Business Combination arguably may not be in the best interests of Blue’s Public Shareholders.”

●	“The Business Combination Proposal (Proposal 1) — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

When Blue shareholders consider the proposals presented in the accompanying proxy statement/prospectus, they should keep in mind that the Sponsor and Blue’s directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, interests of unaffiliated holders of Blue Ordinary Shares. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to Public Shareholders rather than liquidating Blue. In the event of liquidation, the value of certain interests of the Sponsor, its affiliates and Blue directors and officers would become worthless, among other things, including:

●	that if the Business Combination or another initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 6,769,913 Class B Ordinary Shares, also referred to as the Founder Shares (which, upon consummation of an initial business combination or earlier, in accordance with the terms of the Current Charter, will or may be converted into Blue Class A Ordinary Shares) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to the terms of the Insider Letter, the Founder Shares are subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable until the earlier of (A) six months after the completion of Blue’s initial business combination or (B) subsequent to Blue’s initial business combination, (i) the date on which Pubco consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties or (ii) the closing price of Pubco Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. The Sponsor may, on or before the Closing, distribute some or all of the Founder Shares held by it and such distributed Founder Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements. In this regard, while the Founder Shares are not the same as the Blue Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Blue Class A Ordinary Shares, and may become worthless if Blue does not complete a business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the aggregate value of the 6,769,913 Founder Shares owned by the Sponsor is estimated to be approximately $[_] million, assuming the per share value of the Founder Shares is the same as the $[_] closing price of the Blue Class A Ordinary Shares on The Nasdaq Stock Market LLC (“Nasdaq”) on [_], 2025;

●	that if the Business Combination or another Blue initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 391,000 Blue Private Placement Units held by the Sponsor will expire worthless. The Sponsor purchased the Blue Private Placement Units at an aggregate purchase price of $3,910,000, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Blue Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Blue has completed an initial business combination. In this regard, while the Blue Private Placement Units are not the same as the Blue Public Units, the aggregate value of the 391,000 Blue Private Placement Units held by the Sponsor is estimated to be approximately $[_] million, assuming the per unit value of the Blue Private Placement Units is the same as the $[_] closing price of the Blue Public Units on Nasdaq on [_], 2025;

●	that if the proposed Business Combination is consummated, immediately after the Closing, the Sponsor is anticipated to hold 9.9% of the outstanding shares of Pubco Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities,” assuming, among other assumptions further described in aforementioned other sections of this proxy statement/prospectus, no redemptions of Public Shares prior to or in connection with the proposed Business Combination;

●	that each of Blue’s officers and directors holds indirect interests in the Founder Shares held by Blue Holdings Management LLC (“Blue Holdings”), the managing member of the Sponsor. Blue Holdings has allocated 75,000 Founder Shares to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors, indirectly through membership interests in Blue Holdings. In addition, Dario Dino Ferrari, a director, has an indirect economic interest in Blue Holdings through his ownership of 10,000 Class B Units in Blue Holdings representing Blue Private Placement Units purchased by him for $100,000. As a result of their indirect interest in the Founder Shares through membership interests in Blue Holdings, Blue’s management team may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

●	that the Sponsor has invested an aggregate of $3,935,000 (consisting of $25,000 for the Founder Shares and $3,910,000 for the Blue Private Placement Units). Based on the difference in the effective purchase price of $0.004 per share paid for the Founder Shares, and $10.00 per unit paid for the Blue Private Placement Units, as compared to the purchase price of $10.00 per Blue Public Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return on their investment even if the share price of Pubco after the Closing falls below the price initially paid for the Blue Public Units in the IPO and the non-redeeming unaffiliated Blue Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Blue, up to $1,500,000 of such working capital loans may be convertible into Blue Private Placement Units at the option of the lender, such loans may not be repaid if no business combination is consummated and Blue is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Blue consummates an initial business combination, it is possible that Blue’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Blue’s officers and directors have not incurred (nor are any of them expecting to incur)) out-of-pocket expenses exceeding such funds available to Blue for reimbursement thereof (but provided, further, that if any such expenses are incurred prior to consummation of the Business Combination, Blue’s officers, directors and the Sponsor may not receive reimbursement therefor if the proposed Business Combination is not consummated);

●	that if the Trust Account is liquidated, including in the event Blue is unable to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the Sponsor has agreed that it will be liable to Blue, if and to the extent any claims by a third party for services rendered or products sold to Blue or a prospective target business with which Blue has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of income taxes, if any, and up to $100,000 of dissolution expenses, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Blue’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”);

●	that the Sponsor and Blue’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that Ketan Seth is the Chief Executive Officer and a director of Blue and has been nominated to serve as a director of Pubco following the Closing. As such, in the future, Mr. Seth may receive any cash fees or equity awards that the Pubco Board determines to pay its directors;

●	that Blue’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Business Combination Agreement;

●	that Alberto Pontonio (the “Blue Advisor”), a registered broker-dealer associated with Roberts & Ryan, one of the IPO Underwriters, and an advisor of Blue who has been authorized by the Blue Board to provide support to Blue’s management, on behalf of the Blue Board, in the identification, evaluation, negotiation and, ultimately, consummation of an initial business combination, including the proposed Business Combination, holds 300,000 Founder Shares and has been nominated to serve as a director of Pubco following the Closing. The 300,000 shares of Pubco Class A Common Stock issuable at Closing in exchange for the 300,000 Founder Shares held by the Blue Advisor will be issued for the benefit of Roberts & Ryan, for the benefit of the Blue Advisor. If Blue fails to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders) and is forced to liquidate, the Founder Shares will expire worthless. Aside from the 300,000 Founder Shares, the Blue Advisor has not and will not receive any compensation for his services to Blue (although he may receive additional compensation as part of his association with Roberts & Ryan, to the extent that Roberts & Ryan, receives deferred underwriting fees payable to the IPO Underwriters upon consummation of the Business Combination and/or in connection with the engagement of Roberts & Ryan as financial advisor and placement agent for any Financing Transactions). However, in the future, he may receive any cash fees or equity awards that the Pubco Board determines to pay its directors. As such, the Blue Advisor may have a conflict of interest in determining whether a particular target business is an appropriate business with which Blue should effectuate an initial business combination;

●	that on December 2, 2025, Blockfusion issued a promissory note to Ketan Seth, Blue’s Chief Executive Officer and director, pursuant to which Mr. Seth agreed to loan Blockfusion up to an aggregate principal amount of $150,000 for payment of certain expenses related to the Business Combination. Interest on the Ketan Seth Promissory Note accrues on the outstanding principal balance at a rate of 12% per annum, calculated on a simple interest basis. The entire unpaid principal balance, together with all accrued and unpaid interest on the Ketan Seth Promissory Note shall be due and payable on December 2, 2026, 12 months from its issuance; and

●	that the Sponsor, Blue’s officers and directors or their affiliates may be paid finder’s fees, advisory fees, consulting fees or success fees in order to effectuate the completion of Blue’s initial business combination. Blue also may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with its initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Any such payments, if made prior to the completion of Blue’s initial business combination, would be made from funds held outside of the Trust Account. Although no terms for any such arrangements have been determined as of the date hereof and no written agreements exist with respect to such arrangements, if such compensation is substantial it could result in material dilution to the equity interests of the Public Shareholders.

For more information about the potential conflicts of interest, the nature of compensation and the potential dilutive impact of such interests held by the Sponsor and Blue’s directors and officers, see the following sections in the accompanying proxy statement/prospectus:

●	“Questions and Answers About the Blue Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor and Company Stockholders hold in Pubco immediately after the Closing?”

●	“Risk Factors — Risks Related to the Business Combination and Blue — The Sponsor paid nominal consideration for the Founder Shares it holds. As a result, the Sponsor may make a substantial profit if the Business Combination is consummated, even if the shares held by the Sponsor lose substantial value and even if the Business Combination arguably may not be in the best interests of Blue’s Public Shareholders.”

●	“The Business Combination Proposal (Proposal 1) — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination”

In addition, you should carefully consider the matters discussed under the heading entitled “Risk Factors” beginning on page 30 of the accompanying proxy statement/prospectus.

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor

Blue’s Sponsor, Blue Holdings Sponsor LLC, a Delaware limited liability company, and its affiliates have received or may receive the following consideration from Blue prior to or in connection with the completion by Blue of an initial business combination in accordance with the terms of Blue’s governing documents (including upon the Closing of the proposed Business Combination):

	Interest in Securities	Other Consideration
Sponsor

At Closing, the Sponsor will hold a total of 7,200,013 shares of Pubco Class A Common Stock, which will be issued in exchange for (i) 6,769,913 Founder Shares purchased by the Sponsor prior to Blue’s IPO for an aggregate price of $25,000 (or $0.004 per share), (ii) 391,000 Blue Class A Ordinary Shares included as part of the Blue Private Placement Units that were purchased by the Sponsor at the time of Blue’s IPO for an aggregate price of $3,901,000 (or $1.00 per unit), and (i) 39,100 Blue Class A Ordinary Shares underlying Blue Private Share Rights that were included in the Blue Private Placement Units.

Of the 6,769,913 Founder Shares held by the Sponsor, 75,000 Founder Shares have been allocated to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors (not including the Blue Advisor).

The 300,000 shares of Pubco Class A Common Stock issuable at Closing in exchange for the 300,000 Founder Shares held by the Blue Advisor will be issued for the benefit of Roberts & Ryan, for the benefit of the Blue Advisor.

If any such loans are issued by the Sponsor and remain unpaid prior to Closing, up to $1,500,000 of working capital loans by the Sponsor to Blue, which may be convertible into Blue Private Placement Units at the Closing, would, if not so converted, be repaid (or converted) at the Closing; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding.

Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Payment to Blue Holdings, the managing member of the Sponsor, in an amount equal to $5,000 per month for office space, utilities and secretarial and administrative support made available to Blue, pursuant to an Administrative Services Agreement, dated June 12, 2025, by and between Blue and Blue Holdings.

The accompanying proxy statement/prospectus provides Blue shareholders with detailed information about the Business Combination and other matters to be considered at the Blue Extraordinary General Meeting. Blue urges you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety.

The accompanying proxy statement/prospectus may refer to important business and financial information about Blue reflected in documents Blue has filed with the U.S. Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You may access these and other filings of Blue with the SEC by visiting its website at www.sec.gov or by requesting them in writing or by telephone at the following address:

[_]

You will not be charged for any of these documents that you request. Shareholders requesting documents should do so by [_], 202[_] in order to receive them before the Blue Extraordinary General Meeting.

Your vote is very important. To ensure your representation at the Blue Extraordinary General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Blue Extraordinary General Meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

Very truly yours,

General (Ret.) Wesley Clark
Non-Executive Chairman of the Board

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals and for the election of each of the directors proposed by Blue for election.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD BLUE CLASS A ORDINARY SHARES THROUGH BLUE PUBLIC UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING BLUE CLASS A ORDINARY SHARES AND PUBLIC SHARE RIGHTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE PUBLIC SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE BLUE EXTRAORDINARY GENERAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE BLUE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in the accompanying proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [_], 202[_], and is first being mailed to shareholders of Blue on or about [_], 202[_].

Blue Acquisition Corp.
1601 Anita Lane
Newport Beach, CA 92660

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held On [_], 202[_]
[_] a.m. Eastern Time

[_], 202[_]

TO THE SHAREHOLDERS OF BLUE ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “Blue Extraordinary General Meeting”) of Blue Acquisition Corp., a Cayman Islands exempted company (“Blue”), will be held virtually at [_] a.m. Eastern Time on [_], 202[_]. The Blue Board of Directors (the “Blue Board”) has determined to convene and conduct the Blue Extraordinary General Meeting in a virtual meeting format at www.cstproxy.com/[_]. For the purposes of the Current Charter, the Blue Extraordinary General Meeting may also be attended in person at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105. The accompanying proxy statement/prospectus includes instructions on how to access the virtual Blue Extraordinary General Meeting and how to listen and vote from home or any remote location with internet connectivity. You or your proxy holder will be able to attend and vote at the Blue Extraordinary General Meeting by visiting www.cstproxy.com/[_] and using a control number assigned by Continental Stock Transfer & Trust Company. The Blue Extraordinary General Meeting will be held for the purpose of considering and voting on the proposals described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) of Blue will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus. At the Blue Extraordinary General Meeting, Blue shareholders will be asked to:

(i)	The Business Combination Proposal (Proposal 1) — to consider and vote on a proposal to approve, by ordinary resolution, the (1) Business Combination Agreement, dated as of November 19, 2025 (as it may be amended or supplemented from time to time, the “Business Combination Agreement”), by and among (i) Blockfusion Data Centers, Inc., a Delaware corporation (“Pubco”), (ii) Atlas I Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Blue Merger Sub”), (iii) Atlas Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with Blue Merger Sub, the “Merger Subs”) and (iv) Blockfusion USA, Inc., a Delaware corporation (“Blockfusion” or the “Company”) (all of the transactions (the “Transactions”) contemplated by the Business Combination Agreement and ancillary agreements entered into in connection therewith, including the issuances of securities thereunder, the “Business Combination”) and (2) all of the Transactions comprising the Business Combination, including, without limitation, (a) the merger of Blue Merger Sub with and into Blue, with Blue continuing as the surviving corporation and a wholly-owned subsidiary of Pubco (the “Blue Merger”), (b) the merger of Company Merger Sub with and into Blockfusion, with Blockfusion continuing as the surviving corporation and a wholly-owned subsidiary of Pubco (the “Company Merger,” and together with the Blue Merger, the “Mergers”), (c) the issuance of Pubco securities in connection with the Transactions and (d) the delivery to the former security holders of Blockfusion (the “Company Security Holders”) of consideration under the Business Combination Agreement consisting of newly-issued Pubco securities, including shares of Pubco Class A common stock, par value $0.0001 per share (“Pubco Class A Common Stock”), shares of Pubco Class B common stock, par value $0.0001 per share (“Pubco Class B Common Stock”), options to purchase shares of Pubco Class A Common Stock (the “Assumed Options”) and warrants exercisable for shares of Pubco Class A Common Stock (the “Assumed Warrants”).

The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Business Combination Proposal (Proposal 1).” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

(ii)	The Merger Proposal (Proposal 2) — to consider and vote on a proposal to authorize and approve, by special resolution, (i) the merger of Blue Merger Sub with and into Blue, with Blue continuing as the surviving entity and (ii) the plan of merger (the “Plan of Merger”) to be adopted in connection with the Blue Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B. The Merger Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Merger Proposal (Proposal 2).”

(iii)	The Charter Proposal (Proposal 3) — to consider and vote on a proposal to approve, by ordinary resolution, an amended and restated certificate of incorporation of Pubco (the “Proposed Charter”) in the form attached to the accompanying proxy statement/prospectus as Annex C, which will be effective as of the Closing, concurrent with which the amended and restated bylaws of Pubco (the “Proposed Bylaws”) in the form attached to the accompanying proxy statement/prospectus as Annex D, will also be adopted. The Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Charter Proposal (Proposal 3).”

(iv-xi)	The Organizational Documents Proposals (Proposals 4 – 11) — to consider and vote on eight separate non-binding advisory proposals to approve, by ordinary resolution, material differences between the Current Charter in effect prior to the Blue Merger and the terms and provisions to be set forth in the Proposed Charter and Proposed Bylaws of Pubco upon completion of the Business Combination in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”), specifically:

●	Advisory Proposal A – to approve authorized capital stock of Pubco of 500,000,000 shares of Pubco Class A Common Stock, par value $0.0001 per share (the “Pubco Class A Common Stock”), 200,000,000 shares of Pubco Class B Common Stock, par value $0.0001 per share (the “Pubco Class B Common Stock” and together with the Pubco Class A Common stock, the “Pubco Common Stock”), and 300,000,000 shares of preferred stock, par value $0.0001 per share (the “Pubco Preferred Stock”).

●	Advisory Proposal B — to approve a provision that any or all of the directors of Pubco may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66 2/3% of the voting power of all then-outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

●	Advisory Proposal C — to approve a provision that Pubco will not be governed by Section 203 of the Delaware General Corporation Law.

●	Advisory Proposal D — to approve a provision that amendment of the Proposed Charter generally requires the approval of the board of directors of Pubco (the “Pubco Board”) and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class, with the exception of certain provisions that would require the affirmative vote of at least 66 2/3% of the total voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting as a single class.

●	Advisory Proposal E — to approve a provision expressly authorizing the Pubco Board to make, alter, amend or repeal the Proposed Bylaws by an affirmative vote of a majority of the Pubco Board. The Proposed Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of stock of the company entitled to vote generally in the election of directors, voting as a single class.

●	Advisory Proposal F — to approve the removal of all of the provisions applicable only to blank check companies.

●	Advisory Proposal G — to approve a provision providing for the automatic conversion of Pubco Class B Common Stock into Pubco Class A Common Stock upon any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition that is not a Permitted Transfer of such share or any legal or beneficial interest in such share.

●	Advisory Proposal H — to approve a provision stating that holders of Pubco Class A Common Stock and Pubco Class B Common Stock will vote together as a single class on all matters, receive notice of meetings per the bylaws, and may vote as permitted under Delaware General Corporate Law, except where law, the Proposed Charter, or any Preferred Stock Designation provides otherwise. Under this proposal, each Class B share carries 20 votes and each Class A share carries 1 vote.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “The Organizational Documents Proposals (Proposals 4 – 11).”

(xii)	The Incentive Plan Proposal (Proposal 12) — to consider and vote on a proposal to approve, by ordinary resolution, the 2026 Stock Incentive Plan (the “Incentive Plan”) in the form attached to the accompanying proxy statement/prospectus as Annex E, which, if approved by the Blue shareholders and adopted by Pubco, will be available to Pubco on a go-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Incentive Plan Proposal (Proposal 12).”

(xiii)	The Nasdaq Proposal (Proposal 13) — to consider and vote on a proposal to approve, by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of Pubco Common Stock in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Nasdaq Proposal (Proposal 13).”

(xiv)	The Director Election Proposal (Proposal 14) — to consider and vote on a proposal, by ordinary resolution, to approve the election of seven (7) directors, effective upon the Closing, to serve on the Pubco Board until their respective successors are duly elected and qualified, or until such directors’ earlier death, resignation or removal. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Director Election Proposal (Proposal 14).”

(xv)	The Adjournment Proposal (Proposal 15) — to consider and vote on a proposal to approve, by ordinary resolution, the adjournment of the Blue Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the Blue Board or the chairman of the Blue Extraordinary General Meeting. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Adjournment Proposal (Proposal 15).”

The proposals being submitted for a vote at the Blue Extraordinary General Meeting are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement. Blue urges you to read carefully the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements.

After careful consideration, the Blue Board has unanimously approved the Business Combination Agreement and the Transactions comprising the Business Combination and determined that each of the proposals to be presented at the Blue Extraordinary General Meeting is fair, advisable and in the best interests of Blue and Blue’s shareholders and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

The existence of financial and personal interests of Blue’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Blue and Blue’s shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “The Business Combination Proposal (Proposal 1) — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

The Record Date for the Blue Extraordinary General Meeting is [_], 202[_] (the “Record Date”). Only holders of record of the Blue Class A ordinary shares, par value $0.0001 per share (the “Blue Class A Ordinary Shares”), and Blue Class B ordinary shares, par value $0.0001 per share (the “Blue Class B Ordinary Shares” and together with the Blue Class A Ordinary Shares, the “Blue Ordinary Shares”) at the close of business on the Record Date are entitled to notice of the Blue Extraordinary General Meeting and to vote at the Blue Extraordinary General Meeting and any adjournments or postponements of the Blue Extraordinary General Meeting.

Pursuant to the Current Charter, in connection with the Business Combination, holders (“Public Shareholders”) of Blue Class A Ordinary Shares (the “Public Shares”) underlying the units (the “Blue Public Units”) issued in Blue’s initial public offering (the “IPO”) may elect to have Blue redeem, effective upon the closing of the Business Combination, the Public Shares then held by them for cash equal to a pro rata portion of the aggregate amount on deposit in the trust account (the “Trust Account”) established at the time of the IPO as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Blue in connection with withdrawals from the interest accrued in the Trust Account (in accordance with Blue’s organizational documents and IPO prospectus), divided by the number of then outstanding Public Shares, subject to the limitations described herein. As of [_], based on funds in the Trust Account of approximately $[_] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $[_] per share. Public Shareholders are not required to attend or vote at the Blue Extraordinary General Meeting in order to elect to have Blue redeem their Public Shares for cash. This means that Public Shareholders who hold Blue Class A Ordinary Shares on or before [_], 202[_] (two (2) business days before the Blue Extraordinary General Meeting) will be eligible to elect to have their Public Shares redeemed for cash in connection with the Blue Extraordinary General Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Blue Extraordinary General Meeting. A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from electing to have shares redeemed without Blue’s prior consent if, in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, for which redemption is sought exceeds 15% or more of the Public Shares (including overallotment securities sold to Blue’s underwriters in connection with the IPO). Holders of outstanding share rights included in the Blue Public Units (the “Blue Public Share Rights”) and Blue Public Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Blue Public Units must separate the underlying Blue Class A Ordinary Shares and Blue Public Share Rights prior to exercising redemption rights with respect to Public Shares.

In order to exercise redemption rights, holders of Public Shares must:

●	prior to 5:00 p.m. Eastern Time on [_], 202[_] (two (2) business days before the Blue Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to Continental Stock Transfer & Trust Company, Blue’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

●	In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Blue Ordinary Shares; and

●	deliver your Public Shares either physically or electronically through DTC to Blue’s transfer agent at least two (2) business days before the Blue Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Blue’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Blue does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Blue’s consent, until the consummation of to the Business Combination, or such other date and time as may be determined by the Blue Board in its sole discretion. If you delivered your shares for redemption to Blue’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Blue’s transfer agent return the shares (physically or electronically). You may make such a request by contacting Blue’s transfer agent at the phone number or address listed above. See the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

The Sponsor has agreed to waive its redemption rights with respect to any Blue Ordinary Shares it may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per share redemption price for Public Shares in connection with the consummation of the Business Combination. Currently, the Sponsor beneficially owns approximately 26.7% of the issued and outstanding Blue Class A Ordinary Shares, after giving effect to the conversion from Blue Class B Ordinary Shares to Blue Class A Ordinary Shares as contemplated by the Current Charter at a one-to-one ratio (as, prior to the Closing, the Sponsor is expected to waive its anti-dilution rights that would otherwise allow the Sponsor to maintain ownership of 20% of Pubco), and not including any Blue Class A Ordinary Shares issuable upon conversion of share rights. The Sponsor has agreed to vote any Blue Ordinary Shares owned by it on the Record Date in favor of the Business Combination and the other proposals.

Your vote is very important, regardless of the number of Blue Class A Ordinary Shares that you own. The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes which are cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting.

If the Business Combination Proposal is not approved, the Merger Proposal will not be presented to the Blue shareholders for a vote. If the Merger Proposal is not approved, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal and the Director Election Proposal will not be presented to the Blue shareholders for a vote. The approval of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal and the Director Election Proposal are preconditions to the consummation of the Business Combination.

The Blue Board has adopted and approved the Business Combination Agreement and recommends that Blue shareholders vote “FOR” all of the proposals presented to Blue shareholders at the Blue Extraordinary General Meeting. In arriving at its recommendations, the Blue Board carefully considered a number of factors described in the accompanying proxy statement/prospectus. When you consider the recommendation of the Blue Board, you should keep in mind that directors and officers of Blue have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, rather than liquidating Blue, the Sponsor will benefit from the Business Combination and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to Blue shareholders. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal (Proposal 1) — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination” for a further discussion of these considerations.

All Blue shareholders are cordially invited to virtually attend the Blue Extraordinary General Meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the Blue Extraordinary General Meeting (or any adjournment or postponement thereof). To ensure your representation at the Blue Extraordinary General Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee on how to vote your shares or, if you wish to virtually attend the Blue Extraordinary General Meeting and vote, obtain a proxy from your broker, bank or other nominee.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Blue Extraordinary General Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please contact [_], our proxy solicitor, using the contact information provided in the enclosed proxy statement/prospectus.

Very truly yours,

General (Retired) Wesley Clark
Non-Executive Chairman of the Board

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD BLUE CLASS A ORDINARY SHARES THROUGH BLUE PUBLIC UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING BLUE CLASS A ORDINARY SHARES AND PUBLIC SHARE RIGHTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE PUBLIC SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE BLUE EXTRAORDINARY GENERAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE BLUE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of the registration statement on Form S-4 filed with the SEC, constitutes a prospectus of Pubco under the Securities Act , with respect to securities to be issued by Pubco in connection with the proposed Business Combination. This document also constitutes a notice of a meeting and a proxy statement of Blue under Section 14(a) of the Exchange Act with respect to the Blue Extraordinary General Meeting at which Blue shareholders will be asked to consider and vote on a proposal to approve the Business Combination by approving and adopting the Business Combination Agreement, among other matters.

This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date on the cover hereof, or the date referenced herein, as applicable. Neither the mailing of this proxy statement/prospectus to Blue shareholders nor the issuance by Pubco of its securities in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Blue and its business, operations, management and other matters has been provided by Blue and its representatives and information contained in this proxy statement/prospectus regarding Blockfusion and its business, operations, management and other matters has been provided by Blockfusion and its representatives.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Blue Extraordinary General Meeting, please contact Blue’s proxy solicitor listed below. You will not be charged for any of the documents that you request.

[_]

In order for you to receive the timely delivery of the documents in advance of the Blue Extraordinary General Meeting to be held on [_], 202[_], you must request the information by [_], 202[_].

You may also obtain additional information about Blue from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 240 of the accompanying proxy statement/prospectus.

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TRADEMARKS AND TRADE NAMES

This proxy statement/prospectus includes trademarks of Blockfusion which are protected under applicable intellectual property laws and are the property of Blockfusion. This proxy statement/prospectus also includes other trademarks, trade names, service marks and trade names that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but such references are not intended to indicate, in any way, that Blue, Pubco or Blockfusion do not assert, to the fullest extent under applicable law, their respective rights, or the right of the applicable licensor to these trademarks, service marks and trade names.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes estimates, industry position, forecasts, market size growth and information that Blue and Blockfusion obtained or derived from internal company reports, independent third-party reports and publications, surveys and studies by third parties. Some data are also based on good faith estimates, which are derived from internal company research or analyses, or review of internal company reports as well as the independent sources referred to above. Information that is based on market research, estimates, forecasts, projections, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which Blockfusion operates, and Pubco will operate, is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts, industry information or estimates from independent third parties, Blue and Blockfusion. Although both Blue and Blockfusion believe that third-party information on which the companies have based estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and is, in any event, subject to change and has not been independently verified.

FREQUENTLY USED TERMS

In this document:

“Administrative Services Agreement” means the Administrative Services Agreement, dated as of June 12, 2025, between Blue and Blue Holdings, pursuant to which Blue agreed to pay Blue Holdings a total of $5,000 a month for office space and secretarial and shared personnel support services.

“AI” means artificial intelligence.

“AI/ML” means artificial intelligence/machine learning.

“Amended and Restated Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into effective as of the Closing among Blue, Pubco, the Sponsor and relevant Company Stockholders.

“Ancillary Agreements” means each agreement, instrument or document attached to the Business Combination Agreement or executed or delivered by any party to the Business Combination Agreement in connection with or pursuant to the Business Combination Agreement.

“Assumed Options” means options to purchase shares of Pubco Class A Common Stock to be issued to holders of outstanding Company Options at the Effective Time in accordance with the terms of the Merger Agreement.

“Assumed Warrants” means warrants exercisable for shares of Pubco Class A Common Stock to be issued to holders of outstanding Company Warrants at the Effective Time in accordance with the terms of the Merger Agreement.

“Blockfusion” or the “Company” means Blockfusion USA, Inc., a Delaware corporation.

“Blockfusion Consideration” means the consideration to be delivered to security holders of Blockfusion, assuming the consummation of the Business Combination.

“Blockfusion HPC/AI Business” means the future potential business of Blockfusion after implementing the changes required to become an HPC/AI data center serving HPC/AI clients.

“Blockfusion management” means, collectively, the officers and directors of Blockfusion.

“Blockfusion Transaction Expenses” means the unpaid Expenses of Blockfusion immediately prior to the Closing.

“Blue” means Blue Acquisition Corp., a Cayman Islands exempted company.

“Blue Advisor” means Alberto Pontonio, a registered broker-dealer associated with Roberts & Ryan.

“Blue Board” means the board of directors of Blue.

“Blue Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Blue.

“Blue Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Blue.

“Blue Extraordinary General Meeting” means the Extraordinary General meeting of the shareholders of Blue, to be held virtually at [_] a.m., Eastern Time on [_], 202[_], and, for purposes of the Current Charter, in person at [_______________].

“Blue Holdings” means Blue Holdings Management LLC, the managing member of the Sponsor.

“Blue management team” means, collectively, Blue’s management and the Blue Advisor.

“Blue Merger” means the merger, in accordance with the terms of the Business Combination Agreement and which is the subject of the Plan of Merger, of Blue Merger Sub with and into Blue, with Blue continuing as the surviving entity, as a result of which, all of the Blue securities outstanding as of immediately prior to the Effective Time will be cancelled in exchange for the right to receive substantially equivalent securities of Pubco.

“Blue Merger Documents” means the Plan of Merger and all such other documents, records and filings as may be required to effect the Blue Merger in accordance with the Companies Act and the terms of the Business Combination Agreement.

“Blue Merger Sub” means Atlas I Merger Sub, a Cayman Islands exempted company.

“Blue Ordinary Shares” means the Blue Class A Ordinary Shares and the Blue Class B Ordinary Shares.

“Blue Preference Shares” means preference shares, par value $0.0001 per share, of Blue, to the extent issued under the terms of the Current Charter, if any, prior to the Business Combination.

“Blue Private Placement Units” means the units issued by Blue to the Sponsor, BTIG and Roberts & Ryan, respectively, in the Private Placement, each consisting of one Blue Class A Ordinary Share and one Blue Private Share Right.

“Blue Private Share Right” means a right, entitling a holder thereof to receive one tenth (1/10th) of one Blue Class A Ordinary Share upon consummation of by Blue of an initial business combination (including the proposed Business Combination), included in Blue Private Placement Units.

“Blue Public Share Right” means a right, entitling a holder thereof to receive one tenth (1/10th) of one Blue Class A Ordinary Share upon consummation of by Blue of an initial business combination (including the proposed Business Combination), included in Blue Public Units (which, for the avoidance of doubt, do not include the Blue Private Placement Units).

“Blue Public Units” means the units issued by Blue in the IPO, each consisting of one Blue Class A Ordinary Share and one Blue Public Share Right.

“Blue Share Rights” means the rights to receive one tenth (1/10th) of one Blue Class A Ordinary Share upon consummation by Blue of an initial business combination (including the proposed Business Combination) included in the Blue Units.

“Blue Securities” means the Blue Units, the Blue Ordinary Shares, the Blue Preference Shares, Blue Share Rights and Blue Units, collectively.

“Blue Transaction Expenses” means the unpaid fees and expenses of Blue immediately prior to the Closing incurred in connection with or related to the authorization, preparation, negotiation, execution or performance of the Business Combination Agreement, any Ancillary Agreements related thereto and all other matters related to the consummation of the Business Combination Agreement.

“Blue Units” means the Blue Public Units and Blue Private Placement Units.

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“BTIG” means BTIG, LLC.

“Business Combination” or the “Transactions” means all of the transactions associated with the proposed business combination of Pubco, Blue and Blockfusion, as contemplated by the terms of the Business Combination Agreement and the Ancillary Agreements.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November 19, 2025, as it may be amended or supplemented from time to time, between Blue, Pubco, Blockfusion, Blue Merger Sub and Company Merger Sub.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Closing” means the closing of the Business Combination.

“Closing Consideration Spreadsheet” means the spreadsheet to be delivered by the Company to Blue at least three (3) business days prior to the Closing in accordance with the terms of the Business Combination Agreement setting forth the identities and ownership of Company securities as of immediately prior to the Effective Time, together with detailed calculations of, among other matters, the following, as of the Closing Date: number of Fully-Diluted Company Shares, Exchange Ratio, the number of Company shares subject to the aggregate Merger Consideration, and, with regard to the Assumed Options and Assumed Warrants issuable by Pubco at the Closing, the exercise prices and number of shares of Pubco Common Stock issuable upon exercise of such Assumed Options and Assumed Warrants, respectively, after the Closing.

“Closing Date” means the date of the Closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Period” means the 21-month period from the closing of the IPO until  March 16, 2027, that Blue has to consummate an initial business combination, unless such time period is further extended by an amendment to the Current Charter.

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Company Board” means the board of directors of Blockfusion.

“Company Class A Common Stock” means shares of Blockfusion Series A Common Stock, par value $0.0001 per share.

“Company Class B Common Stock” means shares of Blockfusion Series A Common Stock, par value $0.0001 per share.

“Company Common Stock” means Company Class A Common Stock and Company Class B Common Stock.

“Company Convertible Securities” means the Company Options, Company Warrants and any other outstanding Company securities that are convertible into, exchangeable or exercisable for, or otherwise represent the right to acquire shares of capital stock of Blockfusion.

“Company Current Charter” means the Second Amended and Restated Certificate of Incorporation of the Company, as currently in effect, or as may be in effect as of a relevant date.

“Company Equity Plan” means the Blockfusion USA, Inc. 2022 Stock Plan.

“Company Merger” means the merger, in accordance with the terms of the terms of the Business Combination Agreement, of Company Merger Sub with and into Blockfusion, with Blockfusion continuing as the surviving entity, as a result of which each share of Blockfusion Stock outstanding as of immediately prior to the Effective Time will be cancelled in exchange for the right to receive the Merger Consideration in accordance with the terms of the Business Combination Agreement.

“Company Merger Sub” means Atlas Merger Sub, Inc., a Delaware corporation.

“Company Options” means outstanding options to purchase shares of capital stock of Blockfusion outstanding as of immediately prior to the Effective Time.

“Company Preferred Stock” means the Company Series Seed Preferred Stock and Company Series A Preferred Stock.

“Company Series A Preferred Stock” means shares of Blockfusion Series A Preferred Stock, par value $0.0001 per share.

“Company Series Seed Preferred Stock” means shares of Blockfusion Series Seed Preferred Stock, par value $0.0001 per share.

“Company Security Holders” means the holders of outstanding Company Securities as of the immediately prior to the Effective Time.

“Company Stockholders” means the holders of outstanding Company Common Stock and Company Preferred Stock as of immediately prior to the Effective Time (before giving effect to the Preferred Conversion).

“Company Support Agreements” means the Company Support Agreements entered into by Blue, Blockfusion and certain significant Blue Stockholders simultaneously with the execution of the Business Combination Agreement.

“Company Warrants” means outstanding warrants to purchase shares of capital stock of Blockfusion outstanding as of immediately prior to the Effective Time.

“CST” means Continental Stock Transfer & Trust Company, a New York corporation.

“Current Charter” means Blue’s Amended and Restated Memorandum and Articles of Association as currently in effect or in effect from time to time.

“DGCL” means the General Corporation Law of the State of Delaware.

“DTC” means The Depository Trust Company.

“DWAC” means The Depository Trust Company’s Deposit Withdrawal At Custodian.

“Effective Time” means the time of effectiveness of the Blue Merger and the Company Merger.

“Energy Program” means NYISO demand-response programs.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a quotient, (i) the numerator of which is equal to (a) the Merger Consideration divided by (b) the Fully-Diluted Company Shares, and (ii) the denominator of which is equal to the Redemption Price.

“Expenses” shall mean all fees, costs and expenses, including all out-of-pocket expenses (including all such fees, costs and expenses with respect to counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates, exchange listings, SEC filings, compliance with the Hart Scott Rodino Antitrust Improvements Act of 1976 and obtaining the D&O Tail Insurance), incurred by a Blue or Blockfusion or on either of their respective behalves in connection with or related to the Business Combination and the Transactions, including, also, with respect to Blue, any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and all Extension Expenses, if any.

“Extension” means an extension of the time period for Blue to consummate an initial business combination obtained by amendment to the Current Charter, subject to approval by Blue shareholders.

“Extension Expenses” means all costs and expenses necessary for Blue to obtain an Extension (including any costs or expenses incurred by Sponsor or its affiliates or Blue’s directors or officers in connection with obtaining an Extension, in each case on behalf of Blue and that the Blue is liable for), if and to the extent applicable.

“Fairness Opinion” means the opinion dated November 17, 2025, rendered by Houlihan Capital for the Blue Board regarding the financial fairness of the consideration to be paid in the Business Combination to the Blue shareholders and the satisfaction of the 80% test.

“Financial Advisory Agreement” means that certain advisory agreement, by and between Blockfusion and ING, pursuant to which Blockfusion has engaged ING to provide financial advisory services to Blockfusion.

“Financing Transaction” means a capital raising transaction in connection with the Transactions structured as one or a combination of common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to the Trust Account, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into SPAC, the Company or Pubco.

“FINRA” means the Financial Industry Regulatory Authority (and any successor thereto, as applicable).

“Founder Shares” means the Blue Class B Ordinary Shares held by the Sponsor.

“Forecast Assumptions” means the variety of assumptions used in the preparation of the Forecasts.

“Forecasts” means the financial and operating projections prepared by Blockfusion management and provided to Blue in connection with the proposed Business Combination. The Forecasts cover the Forecast Period and were developed as of the Forecast Preparation Date based on information available at that time and the Forecast Assumptions that Blockfusion management believed to be reasonable. These projections were considered by the Blue Board and its advisors in evaluating the Business Combination.

“Forecast Period” means the five-year period beginning January 1, 2026 and ending December 31, 2030.

“Forecast Preparation Date” means the specific date as of which the Forecasts were developed.

“Fully-Diluted Company Shares” means the (a) the total number of issued and outstanding shares of Company Common Stock issued and outstanding and vested as of immediately prior to the Effective Time (after giving effect to the Preferred Conversion), plus (b) the aggregate number of shares of Company Common Stock issuable upon, or pursuant to, the exercise of Company Options that are issued and outstanding and vested as of immediately prior to the Effective Time, treating such outstanding and vested Company Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (c) the aggregate number of shares of Company Common Stock issuable upon, or pursuant to, the exercise of Company Warrants that are issued and outstanding and vested as of immediately prior to the Effective Time, treating such Company Warrants as having been exercised in full (calculated using the treasury stock method of accounting).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Gensler” means Gensler Architecture, Design & Planning, P.C.

“GPUs” means graphics processing units used to support AI/HPC and other computational workloads in data centers.

“Houlihan Capital” means Houlihan Capital LLC, engaged by Blue as a financial advisor to evaluate and deliver the opinion as to the fairness of the proposed Business Combination, from a financial point of view, to Blue and its shareholders.

“HPC” means high-performance computing.

“HPC/AI Development Plans” means the development, design, engineering, construction and operational plans to effectuate the HPC/AI Transition prepared by the Blockfusion management team over a period of more than a year, in close collaboration with the Company’s Strategic Transition Partners.

“HPC/AI Transition” means Blockfusion’s transitioning of its business model to support AI training and inference workloads and other HPC applications, subject to completion of facility modifications, receipt of required permits and regulatory approvals and availability of adequate capital (such transition, including the construction, design, engineering, building, infrastructure updates and other related activities).

“HPC/AI Transition Team” means, collectively, the Strategic Transition Partners and certain key Blockfusion personnel responsible for planning, designing, and implementing the HPC/AI Transition, as further described in the section of this proxy statement/prospectus entitled “Information About Blockfusion.”

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ING” means ING Financial Markets LLC.

“Incentive Plan” means the Pubco 2026 Equity Incentive Plan, in the form included as Annex E to this proxy statement/prospectus.

“Initial Shareholders” means the holders of the Founder Shares prior to the Initial Public Offering.

“Insider Letter” means the letter agreement, dated June 12, 2025, and as amended, by and among Blue, its directors and members of its management team, including the Blue Advisor.

“Insider Letter Amendment” means the amendment to the Insider Letter, dated as of November 19, 2025, by and among Blue, Blockfusion and Pubco, to add Pubco and Blockfusion as parties, to provide for Pubco’s assumption of Blue’s rights and obligations, and amend lock-up terms in connection with the Transactions, subject to the Closing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of Blue’s securities consummated on June 16, 2025.

“IPO Promissory Note” means the unsecured promissory note in the principal amount of up to $300,000 issued to the Sponsor, which was repaid in full by Blue as of June 16, 2025.

“IPO Prospectus” means the final prospectus of Blue, dated as of June 12, 2025, in connection with the IPO, as filed with the SEC pursuant to Rule 424(b) under the Securities Act on June 13, 2025 (File No. 333-287281).

“IPO Underwriters” means BTIG and Roberts & Ryan.

“JB&B” means Jaros, Baum & Bolles Consulting Engineers, LLP.

“Ketan Seth Promissory Note” means the promissory note, dated December 2, 2025, issued by Blockfusion to Ketan Seth, pursuant to which Mr. Seth agreed to loan Blockfusion up to an aggregate principal amount of $150,000 for payment of certain expenses related to the Business Combination.

“Lock-Up Agreements” means the lock-up agreements entered into simultaneously with the execution of the Business Combination Agreement between Pubco and certain stockholders of Blockfusion, pursuant to which the applicable Company Stockholders agreed to certain transfer and other restrictions applicable to the shares of Pubco Common Stock they will receive in the Business Combination for a period of time after the Closing.

“Merger Consideration” means the aggregate consideration to be paid to Company Security Holders as of the Effective Time pursuant to the Company Merger, which shall consist of a number of newly issued securities of Pubco with an aggregate value equal to Four Hundred and Fifty Million U.S. Dollars ($450,000,000), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Preferred Conversion or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any treasury shares), a number of shares of Pubco Common Stock equal to the Exchange Ratio, with holders of Company Class B Common Stock receiving shares of Pubco Class B Common Stock and holders of shares of Company Class A Common Stock receiving shares of Pubco Class A Common Stock.

“Merger Subs” means the Company Merger Sub together with the Blue Merger Sub.

“Mergers” means the Blue Merger and the Company Merger.

“Minimum Cash Condition” means the condition to Blue and its Subsidiaries’ respective obligations to consummate the Business Combination under the terms of the Business Combination Agreement that, at the Closing, the sum of (i) the aggregate cash proceeds available for release from the Trust Account (after giving effect to the completion and payment of the Redemption), plus (ii) and the net proceeds of any Financing Transactions, shall equal or exceed $75,000,000 after deducting all Expenses of Blue and Blockfusion.

“ML” means machine learning.

“MW” means megawatt, the standard unit of measurement for bulk electricity.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Niagara Facility” means Blockfusion’s flagship campus, a purpose-built data-center facility located at 5380–5384 Frontier Avenue in Niagara Falls, New York.

“Non-Competition Agreements” means the non-competition and non-solicitation agreements between Pubco, Blockfusion and each of the Blockfusion Members, entered into simultaneously with the execution of the Business Combination Agreement.

“Nasdaq” means The Nasdaq Stock Market LLC.

“NYISO” means the New York Independent System Operator.

“NYISO Zone A” means a geographical region in New York that represents a specific area for electricity pricing, identified as the “WEST” zone by the New York Independent System Operator.

“Outside Date” means May 31, 2026, or an applicable later date if extended pursuant to the terms of the Business Combination Agreement.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permitted Transfer” means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of Pubco Class B Common Stock or any legal or beneficial interest therein that is expressly permitted under the Proposed Charter.

“Person” or “person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, exempted company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Placement Agent Engagement Letter” means that certain letter agreement, dated as of November 2, 2025, among Blue and the IPO Underwriters in connection with the Financing Transaction.

“Plan of Merger” means the plan of merger to be entered into between Blue, Blue Merger Sub, and Pubco in connection with effecting the Blue Merger in accordance with the Companies Act and the terms and provisions set forth in the Business Combination Agreement.

“Preferred Conversion” means the mandatory conversion of all outstanding shares of Company Preferred Stock into shares of Company Common Stock to be effected prior to the Company Merger Effective Date in accordance with the terms of the Business Combination Agreement.

“Private Placement” means the private placement consummated concurrently with the IPO pursuant to which Blue issued Blue Private Placement Units to the Sponsor pursuant to the Sponsor Private Placement Units Purchase Agreement and the IPO Underwriters pursuant to the Underwriter Private Placement Units Purchase Agreement.

“Private Share Rights” means the Share Rights included in the Blue Private Placement Units.

“Proposed Bylaws” means the amended and restated bylaws of Pubco in the form included as Annex D to this proxy statement/prospectus, to be adopted by Pubco upon consummation of the Business Combination.

“Proposed Charter” means the amended and restated certificate of incorporation of Pubco in the form included as Annex C to this proxy statement/prospectus, to be adopted by Pubco and which will be effective as of the Closing, assuming the Charter Proposal is approved by Blue shareholders at the Blue Extraordinary General Meeting.

“Pubco” means Blockfusion Data Centers, Inc., a Delaware corporation.

“Pubco Board” means the board of directors of Pubco.

“Pubco Class A Common Stock” means the shares of Pubco Class A Common Stock, par value $0.0001 per share, each entitling the holder thereof to one (1) vote per share.

“Pubco Class B Common Stock” means the shares of Pubco Class B Common Stock, par value $0.0001 per share, which will have economic rights (including dividend and liquidation rights) identical to those of the Pubco Class A Common Stock, but the holders thereof will be entitled to twenty (20) votes per share on all matters on which the Pubco Common Stock are entitled to vote, subject to the terms set forth in the Proposed Charter.

“Pubco Common Stock” means the shares of Pubco Class A Common Stock and Pubco Class B Common Stock.

“Pubco Organizational Documents” means, collectively, the Proposed Bylaws and Proposed Charter.

“Pubco Preferred Stock” means the preferred stock, par value $0.0001 per share, of Pubco.

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“Public Share Rights” means Share Rights included in the Blue Public Units.

“Public Shareholders” means the holders of Public Shares.

“Public Shares” means Blue Class A Ordinary Shares underlying the Units sold in the IPO, including pursuant to the exercise of the IPO Underwriters’ overallotment option.

“Record Date” means the close of business on [_____], the date on which only holders of record of the Blue Ordinary Shares are entitled to notice of the Blue Extraordinary General Meeting and to vote at the Blue Extraordinary General Meeting and any adjournments or postponements of the Blue Extraordinary General Meeting.

“Redemption” means the right of the holders of Public Shares to have their shares redeemed in connection with the consummation of the Business Combination in accordance with the procedures set forth in this proxy statement/prospectus and the Current Charter.

“Redemption Payment” means the aggregate amount paid to such Public Shareholders that have redeemed their Public Shares pursuant to the Redemption.

“Redemption Price” means an amount equal to the price at which Public Shareholders that timely and properly request Redemptions may have Public Shares held by them redeemed pursuant to the Redemption.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of July 12, 2025, among Blue, Sponsor, and BTIG, as the representative of the IPO Underwriters and the other persons listed thereto, entered into in connection with the IPO.

“Representative Shares” means the 175,000 Blue Class A Ordinary Shares issued by Blue to the IPO Underwriters in connection with the IPO.

“Required Proposals” means the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal and the Director Election Proposal.

“Roberts & Ryan” means Roberts & Ryan, Inc.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Rights” means the rights to receive one tenth (1/10th) of one Blue Class A Ordinary Share included in Blue Public Units and Blue Private Placement Units.

“Share Rights Agreement” means the Share Rights Agreement, dated as of June 12, 2025, between Blue and CST, in CST’s capacity as rights agent.

“Sponsor” means Blue Holdings Sponsor LLC, a Delaware limited liability company.

“Sponsor Private Placement Units Purchase Agreement” means the Sponsor Private Placement Units Purchase Agreement pursuant to which the Sponsor agreed to purchase certain Blue Private Placement Units in the Private Placement.

“Strategic Transition Partners” means Gensler, JB&B, and Thornton Tomasetti.

“Thornton Tomasetti” means Thornton Tomasetti, Inc.

“Transactions” means all of the actions and transactions comprising the proposed Business Combination, including all of the transactions contemplated by the Business Combination Agreement, the Ancillary Agreements and any other agreements entered into in connection with the Closing, including the issuances of Pubco securities pursuant to the foregoing.

“Trust Account” means the trust account of Blue, established at the time of the IPO, containing proceeds of the sale of the Blue Public Units in the IPO, including from overallotment securities sold by Blue’s underwriters, and the sale of Blue Private Placement Units following the closing of the IPO.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of June 12, 2025, between Blue and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means CST, in its capacity as Trustee under the Trust Agreement.

“Underwriting Agreement” means the underwriting agreement dated June 12, 2025, by and between Blue and BTIG, as the representative of the IPO Underwriters.

“Underwriter Private Placement Units Purchase Agreement” means the Private Placement Units Purchase Agreement pursuant to which the IPO Underwriters each agreed to purchase certain Blue Private Placement Units in the Private Placement.

“Working Capital Loans” means funds, if any, that, in order to provide working capital or finance transaction costs in connection with a business combination, the Sponsor, Blue Holdings or certain of Blue’s directors and officers may, but are not obligated to, loan to Blue, up to $1,500,000 of which loans, if any, may, in the discretion of the Sponsor, be converted into up to 150,000 private placement-equivalent units at a price of $10.00 per unit, unless otherwise repaid prior to the Closing.

“Voting Agreement” means the agreement to be entered into by the Founders upon the Closing relating to the voting of their shares of Pubco Class B Common Stock, pursuant to which a proxyholder will be appointed to vote or abstain from voting shares of Pubco Class B Common Stock in accordance with the direction of at least sixty percent (60%) of the outstanding Pubco Class B Common Stock, subject to the terms and conditions set forth therein.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to holders of securities of Pubco as of immediately following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus):

1.	That no Public Shareholders exercise their redemption rights prior to (in the event that, in connection with a meeting of Blue shareholders convened prior to the Closing Date, if any, Public Shareholders are provided an opportunity to redeem Public Shares in accordance with the terms of the Current Charter) or in connection with the Closing of the Business Combination. Please see the section entitled “The Blue Extraordinary General Meeting — Redemption Rights.”

2.	That there are no transfers, distributions, conversions or forfeitures of securities held by the Sponsor prior to or in connection with the Closing.

3.	That no Blue Share Rights are converted into Blue Class A Ordinary Shares prior to the Closing, and that all outstanding Blue Share Rights converted into shares of Pubco Class A Common Stock upon the Closing.

4.	That there are no issuances of equity securities by Blue prior to the Closing.

5.	That other than as contemplated in the Business Combination Agreement, Blockfusion does not issue any equity or equity-linked securities prior to or in connection with the Closing.

6.	For purposes of calculating estimated Redemption Payments in connection with the presentation in this proxy statement/prospectus of various illustrative examples of pro forma Pubco ownership scenarios, except to the extent otherwise noted, a Redemption Price of $10.12 per Public Share, calculated based on $203.7 million contained in the Trust Account as of September 30, 2025, is used, solely for calculation purposes.

The share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to Pubco security holders following the Business Combination also do not include any shares reserved for issuance in connection with, or equity awards that may be made in connection with or following completion of the Business Combination pursuant to the Incentive Plan, and do not give effect to any other potential dilutive issuances of equity or equity-linked securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect Blue’s, Pubco’s, and Blockfusion’s current views, as applicable, with respect to, among other things, their respective capital resources, performance and results of operations. Likewise, all of Blue’s and Blockfusion’s statements, if any, regarding anticipated growth in operations, anticipated market conditions, demographics, reserves and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “scheduled,” “forecasts,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Blue and Blockfusion caution readers of this proxy statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond Blue’s and Blockfusion’s control, which could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operating metrics, forecasts regarding expansion opportunities and potential results thereof, market opportunity and customer demand, potential benefits and the commercial attractiveness to its customers of Blockfusion’s offerings, including the Company’s anticipated HPC/AI hosting services after the anticipated transition of Blockfusion’s business (the “HPC/AI Transition”) become an HPC/AI data center company (with such future potential HPC/AI business of Blockfusion following such transition referred to in this proxy statement/prospectus as the “Blockfusion HPC/AI Business”), the potential success of Blockfusion’s business strategies, potential benefits of the Business Combination (including with respect to stockholder value), and expectations related to the terms and timing of the Business Combination, among other factors. These statements are based on various assumptions, whether or not identified in this proxy statement/prospectus, and on the current expectations of Blockfusion’s and Blue’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions and none of Blue, Pubco or Blockfusion guarantees that the transactions and events described will happen as described or that they will happen at all. These forward-looking statements are subject to a number of risks and uncertainties, including:

●	risks related to Blockfusion’s planned transition to become an HPC/AI data center company;

●	risks related to the availability of capital to carry out Blockfusion’s business plans;

●	risks related to the timeline, costs and other material resources required to successfully become a successful HPC/AI data center operator;

●	risks related to power access and permitting;

●	risks related to securing long-term HPC/AI client agreements;

●	changes in demand for, and investment into, data center and high-performance computing infrastructure;

●	changes in applicable laws or regulations affecting Blockfusion’s business;

●	management forecasts regarding the Blockfusion HPC/AI Business may not materialize as predicted and actual results may be materially less favorable than estimates;

●	the ability of Blockfusion to implement business plans and realize opportunities;

●	changes in the competitive landscape of the industries and markets in which Blockfusion operates or plans to operate;

●	risks related to the expansion of Blockfusion’s business;

●	risks related to Blockfusion’s potential inability to generate significant revenues and achieve profitability;

●	current and future economic, political and social conditions in the U.S. economy and the impacts, uncertainty, unrest or concern about any of the foregoing may have on Blockfusion’s business and the market in which it operates;

●	the ability of Blockfusion to retain customers and other material business relationships and attract new business partners in the future;

●	the potential inability of Blockfusion to manage growth effectively;

●	estimates of the prospects and financial performance of Blockfusion’s business may prove to be incorrect or materially different from actual results;

●	Blockfusion’s ability to continue to enhance its infrastructure and technology;

●	the ability to recruit, train and retain qualified personnel;

●	risks related to supply or labor shortages or a potential inability to keep pace with product or marketplace innovations;

●	if appropriate opportunities become available to Blockfusion to implement management’s growth plans, they may not be on attractive terms or timelines which enable the Company to consummate such opportunities;

●	risk related to Blockfusion listing shares on Nasdaq and operating as a public company;

●	risks related to Blockfusion’s marketing and growth strategies;

●	the effects of competition on Blockfusion’s business;

●	the possibility that Blockfusion will not have access to sufficient amounts of capital to pursue its planned infrastructure upgrades and other transition plans in the timeline or to the scale expected, or both;

●	estimates for the prospects and financial performance of Blockfusion’s business may prove to be incorrect or materially different from actual results;

●	the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or that the expected benefits of the proposed Business Combination or that the approval of the shareholders of Blue are not obtained;

●	costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions;

●	the amount of redemption requests made by the Public Shareholders;

●	the inability to fulfill the terms of the closing conditions set forth in the Business Combination Agreement, including the Minimum Cash Condition;

●	the ability of Blue or Pubco to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future;

●	Blockfusion’s and Blue’s inability to complete the proposed Business Combination as contemplated by the Business Combination Agreement;

●	matters discovered by the parties as they complete their respective due diligence investigation of the other;

●	the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available to Pubco and Blockfusion from and after the Closing;

●	the ability of Pubco to meet the initial listing standards of Nasdaq upon consummation of the Business Combination or to satisfy the continued listing requirements of Nasdaq after the Closing;

●	costs related to the proposed Business Combination;

●	expectations with respect to future operating and financial performance and growth;

●	the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination and definitive agreements for the Business Combination by the shareholders of Blue;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination;

●	the outcome of any legal proceedings that may be instituted against Blockfusion or Blue related to the Business Combination, and those factors discussed in Blue’s IPO Prospectus under the heading “Risk Factors,” and other documents of Blue filed, or to be filed, with the SEC; and

●	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks materialize or any of Blue’s or Blockfusion’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Blue nor Blockfusion presently know or that Blue and Blockfusion currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Blue’s and Blockfusion’s expectations, plans or forecasts of future events and views as of the date of this proxy statement/prospectus. Blue and Blockfusion anticipate that subsequent events and developments may cause Blue’s and Blockfusion’s assessments to change. However, while Blue, Pubco or Blockfusion may elect to update these forward-looking statements at some point in the future, Blue, Pubco and Blockfusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Blue’s and Blockfusion’s assessments as of any date subsequent to the date of this proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Blue’s and Blockfusion’s control. Forward-looking statements are not guarantees of performance. All forward-looking statements attributable to Blue, Pubco or Blockfusion or a person acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements.

QUESTIONS AND ANSWERS ABOUT THE BLUE EXTRAORDINARY GENERAL MEETING

The following questions and answers below only highlight selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Blue Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Blue shareholders. We urge you to read this entire proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the Blue Extraordinary General Meeting. See also the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Q:	Why am I receiving this proxy statement/prospectus?

A:	Blue shareholders are being asked to consider and vote upon a proposal to approve and adopt the Business Combination including the Transactions contemplated by the Business Combination Agreement, among other proposals. Upon the completion of the Transactions contemplated by the Business Combination Agreement, both Blue and Blockfusion will become wholly-owned subsidiaries of Pubco. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Blue Extraordinary General Meeting. You should read this proxy statement/prospectus and its annexes and the other documents referred to herein carefully and in their entirety.

THE VOTE OF BLUE SHAREHOLDERS IS IMPORTANT. BLUE SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE BLUE EXTRAORDINARY GENERAL MEETING.

Q:	What proposals are shareholders of Blue being asked to vote upon?

A:	Shareholders of Blue are being asked to vote upon the following proposals:

(1)	The Business Combination Proposal (Proposal 1) — To consider and vote on a proposal to approve, by ordinary resolution, the (1) Business Combination Agreement and (2) all of the Transactions comprising the Business Combination, including, without limitation, (a) the merger of Blue Merger Sub with and into Blue, with Blue continuing as the surviving corporation and a wholly-owned subsidiary of Pubco, (b) the merger of Company Merger Sub with and into Blockfusion, with Blockfusion continuing as the surviving corporation and a wholly-owned subsidiary of Pubco, (c) the issuance of Pubco securities in connection with the Transactions and (d) the delivery to the Company Security Holders of the Merger Consideration pursuant to the Business Combination Agreement consisting of newly-issued Pubco securities, including shares of Pubco Class A Common Stock, shares of Pubco Class B Common Stock, the Assumed Options and the Assumed Warrants.

We refer to this proposal as the “The Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the proxy statement/prospectus as Annex A.

In addition to the approval of the proposals at the Blue Extraordinary General Meeting, unless waived by the parties to the Business Combination Agreement, in accordance with the Business Combination Agreement and applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement including, among other things, receipt of the requisite shareholder approvals contemplated by this proxy statement/prospectus. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal (Proposal 1) — Conditions to Closing.”

The Business Combination Agreement may be terminated at any time prior to the Closing of the Business Combination upon agreement of Blockfusion and Blue, or by Blockfusion or Blue acting alone in specified circumstances as described in the Business Combination Agreement. For more information about the termination rights under the Business Combination Agreement, see the section entitled “The Business Combination Proposal (Proposal 1) — Termination.”

Pursuant to the Current Charter, in connection with the Business Combination, the Public Shareholders may elect to redeem, effective upon the Closing of the Business Combination, Blue Class A Ordinary Shares then held by them for cash equal to the aggregate amount then on deposit in the Trust Account as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then outstanding Public Shares, subject to the limitations described herein and in the Current Charter. As of September 30, 2025, based on funds in the Trust Account of approximately $203.7 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $10.12 per share. Public Shareholders are not required to affirmatively vote for or against the Business Combination in order to redeem their Blue Class A Ordinary Shares for cash. This means that Public Shareholders who hold Blue Class A Ordinary Shares on or before [_], 202[_] (two (2) business days before the Blue Extraordinary General Meeting) will be eligible to elect to have their Blue Class A Ordinary Shares redeemed for cash in connection with the Blue Extraordinary General Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Blue Extraordinary General Meeting.

A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Public Shares. Holders of Blue’s outstanding Blue Share Rights and Blue Private Placement Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Blue Public Units must separate the underlying Blue Class A Ordinary Shares and Blue Public Share Rights prior to exercising redemption rights with respect to the Public Shares.

See the section entitled “The Blue Extraordinary General Meeting — Redemption Rights.”

Under the terms of the Business Combination Agreement, the approval by the Blue shareholders of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal and the Director Election Proposal (collectively, the “Required Proposals”) are conditions to the consummation of the Business Combination. Each of the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Organizational Documents Proposals are conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposals set forth in this proxy statement/prospectus.

The Business Combination is not structured in a way that approval of at least a majority of unaffiliated Blue shareholders is required.

The Business Combination involves numerous risks. For more information about these risks, see the section entitled “Risk Factors.”

(2)	The Merger Proposal (Proposal 2) — To consider and vote on a proposal to authorize and approve, by special resolution, (i) the merger of Blue Merger Sub with and into Blue, with Blue continuing as the surviving entity and (ii) the Plan of Merger, a copy of which is attached to this proxy statement/prospectus as Annex B, and any and all transactions provided for in the Plan of Merger.

(3)	The Charter Proposal (Proposal 3) — To consider and vote on a proposal to approve, by ordinary resolution, the Proposed Charter, in the form attached to this proxy statement/prospectus as Annex C (the “Proposed Charter”), which will be effective as of the Closing, concurrent with which the Proposed Bylaws, in the form attached to the accompanying proxy statement/prospectus as Annex D, will also be adopted.

(4-11)	The Organizational Documents Proposals (Proposals 4-11) — to consider and vote on eight separate non-binding advisory proposals to approve, by ordinary resolution, material differences between the Current Charter in effect prior to the Blue Merger and the terms and provisions to be set forth in the Proposed Charter and Proposed Bylaws of Pubco upon completion of the Business Combination in accordance with the requirements of the SEC, specifically:

●	Advisory Proposal A – to approve authorized capital stock of Pubco of 500,000,000 shares of Pubco Class A Common Stock, par value $0.0001 per share (the “Pubco Class A Common Stock”), 200,000,000 shares of Pubco Class B Common Stock, par value $0.0001 per share (the “Pubco Class B Common Stock” and together with the Pubco Class A Common stock, the “Pubco Common Stock”), and 300,000,000 shares of preferred stock, par value $0.0001 per share (the “Pubco Preferred Stock”).

●	Advisory Proposal B — to approve a provision that any or all of the directors of Pubco may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66 2/3% of the voting power of all then-outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

●	Advisory Proposal C — to approve a provision that Pubco will not be governed by Section 203 of the Delaware General Corporation Law.

●	Advisory Proposal D — to approve a provision that amendment of the Proposed Charter generally requires the approval of the board of directors of Pubco (the “Pubco Board”) and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class, with the exception of certain provisions that would require the affirmative vote of at least 66 2/3% of the total voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting as a single class.

●	Advisory Proposal E — to approve a provision expressly authorizing the Pubco Board to make, alter, amend or repeal the Proposed Bylaws by an affirmative vote of a majority of the Pubco Board. The Proposed Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of stock of the company entitled to vote generally in the election of directors, voting as a single class.

●	Advisory Proposal F — to approve the removal of all of the provisions applicable only to blank check companies.

●	Advisory Proposal G — to approve a provision providing for the automatic conversion of Pubco Class B Common Stock into Pubco Class A Common Stock upon any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition that is not a Permitted Transfer of such share or any legal or beneficial interest in such share.

●	Advisory Proposal H — to approve a provision stating that holders of Pubco Class A Common Stock and Pubco Class B Common Stock will vote together as a single class on all matters, receive notice of meetings per the bylaws, and may vote as permitted under Delaware General Corporate Law, except where law, the Proposed Charter, or any Preferred Stock Designation provides otherwise. Under this proposal, each Class B share carries 20 votes and each Class A share carries 1 vote.

(12)	The Incentive Plan Proposal (Proposal 12) — To consider and vote on a proposal to approve, by ordinary resolution, the 2026 Stock Incentive Plan (the “Incentive Plan”) in the form attached to this proxy statement/prospectus as Annex E, which, if approved by the Blue shareholders and adopted by Pubco, will be available to Pubco on a go-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in this proxy statement/prospectus under the heading “The Incentive Plan Proposal (Proposal 12).”

(13)	The Nasdaq Proposal (Proposal 13) — To consider and vote on a proposal to approve, by ordinary resolution and for purposes of complying with the applicable listing rules of Nasdaq, the issuance of the shares of Common Stock to be issued in connection with the Business Combination. The Nasdaq Proposal is described in more detail in this proxy statement/prospectus under the heading “The Nasdaq Proposal (Proposal 13).”

(14)	The Director Election Proposal (Proposal 14) — To consider and vote on a proposal to approve, by ordinary resolution, the election of seven (7) directors to serve terms on Pubco’s board of directors effective at the Effective Time as set forth in the Proposed Charter or until their respective successors are duly elected and qualified. The Director Election Proposal is described in more detail in this proxy statement/prospectus under the heading “The Director Election Proposal (Proposal 14).”

(15)	The Adjournment Proposal (Proposal 15) — To consider and vote on a proposal to approve, by ordinary resolution, the adjournment of the Blue Extraordinary General Meeting to a later date or dates, if necessary or appropriate as determined by the Blue Board.

Q:	What interests do Blue’s Sponsor, current officers and directors and advisors have in the Business Combination?

A:	In considering the recommendation of the Blue Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, the Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Blue’s other shareholders generally, including the aggregate amount at risk to the Sponsor of $3,935,000, which is the amount that the Sponsor paid for its Founder Shares and Blue Private Placement Units. Blue’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Shareholders that they approve the Business Combination. Further, the interests of the Sponsor and current officers or directors of Blue may be different from or in addition to (and which may conflict with) your interests and they may be incentivized to complete a less favorable business combination rather than liquidating Blue. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

●	that if the Business Combination or another initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 6,769,913 Class B Ordinary Shares, also referred to as the Founder Shares (which, upon consummation of an initial business combination or earlier, in accordance with the terms of the Current Charter, will or may be converted into Blue Class A Ordinary Shares) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to the terms of the Insider Letter, the Founder Shares are subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable until the earlier of (A) six months after the completion of Blue’s initial business combination or (B) subsequent to Blue’s initial business combination, (i) the date on which Pubco consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties or (ii) the closing price of Pubco Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. The Sponsor may, on or before the Closing, distribute some or all of the Founder Shares held by it and such distributed Founder Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements. In this regard, while the Founder Shares are not the same as the Blue Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Blue Class A Ordinary Shares, and may become worthless if Blue does not complete a business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the aggregate value of the 6,769,913 Founder Shares owned by the Sponsor is estimated to be approximately $[_] million, assuming the per share value of the Founder Shares is the same as the $[_] closing price of the Blue Class A Ordinary Shares on Nasdaq on [_], 2025;

●	that if the Business Combination or another Blue initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 391,000 Blue Private Placement Units held by the Sponsor will expire worthless. The Sponsor purchased the Blue Private Placement Units at an aggregate purchase price of $3,910,000, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Blue Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Blue has completed an initial business combination. In this regard, while the Blue Private Placement Units are not the same as the Blue Public Units, the aggregate value of the 391,000 Blue Private Placement Units held by the Sponsor is estimated to be approximately $[_] million, assuming the per unit value of the Blue Private Placement Units is the same as the $[_] closing price of the Blue Public Units on Nasdaq on [_], 2025;

●	that if the proposed Business Combination is consummated, immediately after the Closing, the Sponsor is anticipated to hold 9.9% of the outstanding shares of Pubco Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities,” assuming, among other assumptions further described in aforementioned other sections of this proxy statement/prospectus, no redemptions of Public Shares prior to or in connection with the proposed Business Combination;

●	that each of Blue’s officers and directors holds indirect interests in the Founder Shares held by Blue Holdings, the managing member of the Sponsor. Blue Holdings has allocated 75,000 Founder Shares to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors, indirectly through membership interests in Blue Holdings. In addition, Dario Dino Ferrari, a director, has an indirect economic interest in Blue Holdings through his ownership of 10,000 Class B Units in Blue Holdings representing Blue Private Placement Units purchased by him for $100,000. As a result of their indirect interest in the Founder Shares through membership interests in Blue Holdings, Blue’s management team may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

●	that the Sponsor has invested an aggregate of $3,935,000 (consisting of $25,000 for the Founder Shares and $3,910,000 for the Blue Private Placement Units). Based on the difference in the effective purchase price of $0.004 per share paid for the Founder Shares, and $10.00 per unit paid for the Blue Private Placement Units, as compared to the purchase price of $10.00 per Blue Public Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return on their investment even if the share price of Pubco after the Closing falls below the price initially paid for the Blue Public Units in the IPO and the non-redeeming unaffiliated Blue Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Blue, up to $1,500,000 of such working capital loans may be convertible into Blue Private Placement Units at the option of the lender, such loans may not be repaid if no business combination is consummated and Blue is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Blue consummates an initial business combination, it is possible that Blue’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Blue’s officers and directors have not incurred (nor are any of them expecting to incur)) out-of-pocket expenses exceeding such funds available to Blue for reimbursement thereof (but provided, further, that if any such expenses are incurred prior to consummation of the Business Combination, Blue’s officers, directors and the Sponsor may not receive reimbursement therefor if the proposed Business Combination is not consummated);

●	that if the Trust Account is liquidated, including in the event Blue is unable to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the Sponsor has agreed that it will be liable to Blue, if and to the extent any claims by a third party for services rendered or products sold to Blue or a prospective target business with which Blue has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of income taxes, if any, and up to $100,000 of dissolution expenses, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Blue’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Blue’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that Ketan Seth is the Chief Executive Officer and a director of Blue and has been nominated to serve as a director of Pubco following the Closing. As such, in the future, Mr. Seth may receive any cash fees or equity awards that the Pubco Board determines to pay its directors;

●	that Blue’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Business Combination Agreement;

●	that Alberto Pontonio, a registered broker-dealer associated with Roberts & Ryan, one of the IPO Underwriters, and an advisor of Blue who has been authorized by the Blue Board to provide support to Blue’s management, on behalf of the Blue Board, in the identification, evaluation, negotiation and, ultimately, consummation of an initial business combination, including the proposed Business Combination, holds 300,000 Founder Shares and has been nominated to serve as a director of Pubco following the Closing. The 300,000 shares of Pubco Class A Common Stock issuable at Closing in exchange for the 300,000 Founder Shares held by the Blue Advisor will be issued for the benefit of Roberts & Ryan, for the benefit of the Blue Advisor. If Blue fails to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders) and is forced to liquidate, the Founder Shares will expire worthless. Aside from the 300,000 Founder Shares, the Blue Advisor has not and will not receive any compensation for his services to Blue (although he may receive additional compensation as part of his association with Roberts & Ryan, to the extent that Roberts & Ryan, receives deferred underwriting fees payable to the IPO Underwriters upon consummation of the Business Combination and/or in connection with the engagement of Roberts & Ryan as financial advisor and placement agent for any Financing Transactions). However, in the future, he may receive any cash fees or equity awards that the Pubco Board determines to pay its directors. As such, the Blue Advisor may have a conflict of interest in determining whether a particular target business is an appropriate business with which Blue should effectuate an initial business combination;

●	that on December 2, 2025, Blockfusion issued a promissory note to Ketan Seth, Blue’s Chief Executive Officer and director, pursuant to which Mr. Seth agreed to loan Blockfusion up to an aggregate principal amount of $150,000 for payment of certain expenses related to the Business Combination. Interest on the Ketan Seth Promissory Note accrues on the outstanding principal balance at a rate of 12% per annum, calculated on a simple interest basis. The entire unpaid principal balance, together with all accrued and unpaid interest on the Ketan Seth Promissory Note shall be due and payable on December 2, 2026, 12 months from its issuance; and

●	that the Sponsor, Blue’s officers and directors or their affiliates may be paid finder’s fees, advisory fees, consulting fees or success fees in order to effectuate the completion of Blue’s initial business combination. Blue also may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with its initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Any such payments, if made prior to the completion of Blue’s initial business combination, would be made from funds held outside of the Trust Account. Although no terms for any such arrangements have been determined as of the date hereof and no written agreements exist with respect to such arrangements, if such compensation is substantial it could result in material dilution to the equity interests of the Public Shareholders.

In addition to the interests of the Sponsor and Blue’s executive officers and directors in the Business Combination, Blue shareholders should be aware that the IPO Underwriters (BTIG, LLC and Roberts & Ryan, Inc.) may also have financial interests that are different from, or in addition to, the interests of Blue shareholders, including the fact that:

●	pursuant to the terms of the Underwriting Agreement, the IPO Underwriters will receive deferred underwriting fees in an amount equal to up to $0.35 per Blue Public Unit issued in the IPO, or $7,043,750, and such fees are payable only if Blue completes an initial business combination. The deferred commissions will be payable as follows: (i) $0.20 per Blue Public Unit sold in the IPO shall be paid to the IPO Underwriters in cash, and (ii) $0.15 per Blue Public Unit sold in the IPO shall be paid to the underwriters in cash based on the funds remaining in the Trust Account after giving effect to Public Shares that are redeemed in connection with an initial business combination;

●	the IPO Underwriters hold an aggregate of 201,250 Blue Private Placement Units, which they purchased in the Private Placement at a price of $10.00 per Blue Private Placement Units, or $2,012,500 in the aggregate. The Blue Private Placement Units held by the IPO Underwriters will expire worthless if a business combination is not consummated by Blue by the end of the Combination Period;

●	the IPO Underwriters hold an aggregate of 175,000 Blue Class A Ordinary Shares (the “Representative Shares”), which they purchased for $0.001 per share, or $175 in the aggregate. The IPO Underwriters have agreed to waive any entitlement to participate in any redemption or liquidating distributions with respect to such shares. The Representative Shares may not be sold or transferred until after Blue has completed an initial business combination. As such, the Representative Shares will be worthless if a business combination is not consummated by Blue by the end of the Combination Period; and

●	Blue and the IPO Underwriters are parties to that certain letter agreement, dated as of November 2, 2025 (the “Placement Agent Engagement Letter”), pursuant to which Blue engaged the IPO Underwriters to act as capital markets advisors in connection with the Business Combination and as placement agents in connection with any Financing Transaction. BTIG, LLC will act as the lead capital markets advisor and placement agent. Pursuant to the Placement Agent Engagement Letter, the IPO Underwriters are entitled to receive (1) a cash fee upon the consummation of any Financing Transaction in an amount equal to (i) 5% of the gross proceeds raised from the sale of equity securities, (ii) 4% the gross proceeds raised from the sale of equity-linked securities and (iii) the gross proceeds raised from the sale of debt securities in the Financing Transaction, excluding expenses (the “Placement Fee”) and (2) a cash fee upon the consummation of the Business Combination in an amount equal to two million dollars ($2,000,000) (the “Advisory Fee”); provided, that, in the event that the Placement Fee exceeds three million dollars ($3,000,000), fifty percent (50%) of the amount of such Placement Fee that exceeds three million dollars ($3,000,000) and that has been paid to the IPO Underwriters at the time that any Advisory Fee become due shall be credited against the Advisory Fee, provided, further, that such credit shall not exceed one million dollars ($1,000,000). 85% of any Placement Fee and/or Advisory Fee will be payable to BTIG, LLC, and 15% will be payable to Roberts & Ryan, Inc. The IPO Underwriters will also be reimbursed for certain reasonable out-of-pocket expenses incurred by them in connection with the performance of such services. Further, following the closing of the Business Combination, BTIG, LLC shall have a right of first refusal for a period of one (1) year thereafter to act as the lead-managing underwriter and/or lead bookrunner in the case of any public offering.

These interests may have influenced the Blue Board in making their recommendation that you vote in favor of the approval of the Business Combination. The members of the Blue Board were aware of and considered these interests, among other matters, when they approved the Business Combination and recommended that Blue shareholders approve the proposals required to effect the Business Combination. The Blue Board determined that the overall benefits expected to be received by Blue and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from these interests. In addition, the Blue Board determined that potentially disparate interests would be mitigated because (i) most of these disparate interests would exist with respect to a business combination by Blue with any other target business or businesses, (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein and (iii) the Sponsor will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco’s stock.

Q:	Did the Blue Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Business Combination?

A:	Yes. Pursuant to the Current Charter, and as provided in the IPO Prospectus, in the event that Blue seeks to complete an initial business combination with a target that is affiliated with the Sponsor, its affiliates or Blue’s directors or officers, Blue, or a committee of independent directors, is required to obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, stating that the consideration to be paid by Blue in such an initial business combination is fair to Blue from a financial point of view. Blue is not required to obtain such an opinion in any other context. As such, an opinion was not required under the Current Charter. However, The Blue Board obtained a fairness opinion from Houlihan Capital, LLC (“Houlihan Capital”), dated November 17, 2025, which provided that, as of that date and based on and subject to the assumptions, limitations, qualifications and other conditions set forth therein, (i) the consideration to be issued or paid pursuant to the Business Combination Agreement is fair, from a financial point of view, to Blue and its shareholders, and (ii) Blockfusion has an aggregate fair market value equal to at least 80% of the balance of funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable). The Blue Board obtained such fairness opinion to (1) inform itself with respect to all material information reasonably available to it and (2) act with appropriate care in considering the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal (Proposal 1) — Opinion of Houlihan Capital, the Blue Board’s Financial Advisor” for additional information.

Q:	What determination was made by the Blue Board regarding the fairness and advisability of the Business Combination?

A:	Prior to Blue entering into the Business Combination Agreement, the Blue Board convened a meeting to complete its evaluation of the proposed Business Combination and the Transactions. In such evaluation, the Blue Board considered the matters necessary or appropriate to reach an informed conclusion as to the fairness, advisability and reasonableness of the Business Combination, including, without limitation, whether the proposed Business Combination is in the best interests of Blue and Blue’s shareholders. Having affirmed the foregoing, the Blue Board proceeded to approve the Business Combination. As Blue is an exempted company under the laws of the Cayman Islands, the Blue Board’s review of the Business Combination was conducted in accordance with Cayman Islands law, based on advice from Cayman legal counsel that directors of a Cayman company have a duty to act in good faith and in the best interests of the company (generally considered to include the interests of the company’s shareholders, as a whole). Accordingly, taking into account the Blue Board’s view that the proposed Transactions are in the best interests of the Blue shareholders, the Blue Board approved the Business Combination as being fair, advisable and in the best interests of Blue.

Q:	Are any of the proposals conditioned on one another?

A:	Yes. Each of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal and the Director Election Proposal is conditioned on one another. The remaining proposals, consisting of the Organizational Documents Proposals, the Nasdaq Proposal and the Adjournment Proposal are not Required Proposals. Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Blue at the Blue Extraordinary General Meeting, because they are conditioned on the approval of the Business Combination Proposal. The Organizational Documents Proposals and the Nasdaq Proposal are likewise conditioned on the approval of these Required Proposals. The approval of the Business Combination Proposal and the other Required Proposals are preconditions to the consummation of the Business Combination. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that if the Required Proposals do not receive the requisite vote for approval, Blue will not consummate the Business Combination. If Blue does not consummate the Business Combination and fails to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will be required, in accordance with the Current Charter, to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account (less up to $100,000 of interest to pay dissolution expenses) to its Public Shareholders. If Blue’s initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), then Blue’s existence will terminate, and Blue will distribute amounts in the Trust Account as provided in the Current Charter.

Q:	When and where will the Blue Extraordinary General Meeting take place?

A:	The Blue Extraordinary General Meeting will be held on [_], 202[_] at [_] a.m. Eastern Time, in a virtual meeting format at www.cstproxy.com/[_]. For the purposes of the Current Charter, the Blue Extraordinary General Meeting may also be attended in person at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105.

Q:	What will happen in the Business Combination?

A:	At the Effective Time, (i) Blue Merger Sub will merge with and into Blue, with Blue continuing as the surviving entity, as a result of which all of the Blue securities issued and outstanding as of immediately prior to the Blue Merger Effective Time will be cancelled and extinguished in exchange for the right to receive newly-issued securities of Pubco, as follows: (a) each Blue Class A Ordinary Share (including the Blue Class A Ordinary Shares issued upon conversion of each Blue Class B Ordinary Share) will be converted into the right to receive one newly-issued share of Pubco Class A Common Stock, and (b) Pubco will issue one share of Pubco Class A Common Stock for each Blue Class A Ordinary Shares into which each Blue Share Right outstanding as of immediately prior to the Effective Time would have been converted; (ii) Company Merger Sub will merge with and into Blockfusion, with Blockfusion continuing as the surviving entity, as a result of which each of the outstanding interests in Blockfusion held by Company Stockholders will be cancelled in exchange for the right to receive the Merger Consideration pursuant to the Business Combination Agreement consisting of newly-issued Pubco securities, including shares of Pubco Class A Common Stock, shares of Pubco Class B Common Stock, the Assumed Options and the Assumed Warrants. As a result of the Mergers and other Transactions contemplated by the Business Combination Agreement, Blue and Blockfusion will become wholly-owned subsidiaries of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement, and Pubco will become a publicly traded company. For details and more information please see the sections entitled “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement — Merger Consideration.” After the Closing of the Business Combination and following satisfaction of the Redemption Payments, the cash held in the Trust Account will be released from the Trust Account and used (i) to pay the Blue Transaction Expenses due as of the Closing, (ii) to pay the Blockfusion Transaction Expenses due as of the Closing and (iii) by Pubco for working capital and general corporate purposes. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Q:	What equity stake will current Public Shareholders, the Sponsor and Company Stockholders hold in Pubco immediately after the Closing?

A:	Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”), (i) the Public Shareholders are expected to own approximately 30.3% of the outstanding shares of Pubco Common Stock, (ii) the Sponsor is expected to own approximately 9.8% of the outstanding shares of Pubco Common Stock, (iii) the IPO Underwriters are expected to own approximately 0.5% of the outstanding shares of Pubco Common Stock, (iv) the Blue Advisor is expected to own approximately 0.4% of the outstanding shares of Pubco Common Stock, and (v) the Company Stockholders are expected to own approximately 59.0% of the outstanding shares of Pubco Common Stock.

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) no Public Shareholders redeem Public Shares prior to or in connection with the Business Combination, (ii) there are no pre-Closing transfers, distributions or forfeitures of securities held by the Sponsor, (iii) that all outstanding Blue Share Rights have been converted into shares of Pubco Class A Common Stock at Closing, (iv) that no Assumed Options or Assumed Warrants are converted or exercised post-Closing, and (v) no shares of Pubco Common Stock are issued pursuant to the Incentive Plan. If actual facts are different from these assumptions, which they are likely to be, the percentage ownership retained by the Blue shareholders and Company Security Holders in Pubco, and the associated voting power, will be different.

If any of the Public Shareholders redeem their Public Shares prior to or in connection with the Closing, the percentage of the outstanding Pubco Common Stock held by Public Shareholders will decrease and the percentages of the outstanding Pubco Common Stock held by the Sponsor and by the Company Security Holders will increase, in each case, relative to the percentages held if none of the Blue Class A Ordinary Shares are redeemed.

Upon the issuance of the Pubco Common Stock in connection with the Business Combination, the percentage ownership of the total outstanding shares of Pubco Common Stock by Public Shareholders who do not redeem their Public Shares will be diluted. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Assumed Warrants and Assumed Options after the Closing by Company Security Holders. The percentage of the total number of outstanding shares of Pubco Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof elect to have redeemed in connection with the Business Combination.

The numbers of shares and percentage interests in the table below reflect different redemption scenarios as set forth below.

●	Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination.

●	Assuming 25% of Contractual Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that the Public Shareholders holding approximately 13.9% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 25% of the Public Shares assumed to be redeemed under the contractual maximum redemption scenario. This scenario assumes that 2,799,527 Public Shares are redeemed for an aggregate Redemption Payment of approximately $28.3 million.

●	Assuming 50% of Contractual Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that the Public Shareholders holding approximately 27.8% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under the contractual maximum redemption scenario. This scenario assumes that 5,599,054 Public Shares are redeemed for an aggregate Redemption Payment of approximately $56.7 million.

●	Assuming Contractual Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that 11,198,108 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $113.3 million, assuming a redemption price of $10.12 per share (based on $203.7 million contained in the Trust Account as of September 30, 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Business Combination Agreement, which is waivable by Blockfusion, that the aggregate cash or cash equivalents available for release from the Trust Account (after giving effect to the completion and payment of Redemptions and payment of unpaid transaction expenses of Blue and Blockfusion) plus the net proceeds of any Financing Transactions, will equal or exceed $75 million (the “Minimum Cash Condition”). The “contractual maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to Pubco at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

●	The following table does not reflect the impact of any other equity issuances on the beneficial ownership levels of Pubco, such as:

●	grants of equity under the Incentive Plan or any other Pubco equity incentive plans that may be made in the future; or

●	any private investment in public equity or any other dilutive financing sources, as none of Blue, Blockfusion or Pubco has commitments for any such Financing Transaction commitments as this time, in connection with the proposed Business Combination or otherwise and does not currently anticipate having any such transactions or commitments prior to the Closing.

The following table illustrates varying ownership levels of Pubco immediately following the Business Combination, excluding the potential dilutive effects of (i) potentially issuable Pubco Class A Common Stock to holders of Assumed Options and (ii) potentially issuable Pubco Class A Common Stock to holders of Assumed Warrants in all scenarios:

	Assuming No Redemptions			Assuming 25% of Contractual Maximum Redemptions			Assuming 50% of Contractual Maximum Redemptions			Assuming Contractual Maximum Redemptions
	Shares		% Ownership	Shares		% Ownership	Shares		% Ownership	Shares		% Ownership
Pubco Class A Common Stock held by Company Stockholders(1)	26,009,819		35.7%	26,009,819		37.0%	26,009,819		38.5%	26,009,819		41.8%
Pubco Class B Common Stock held by Company Stockholders(2)	16,920,576		23.2%	16,920,576		24.1%	16,920,576		25.0%	16,920,576		27.2%
Pubco Class A Common Stock held by Blue Public Shareholders and holders of Public Rights	22,137,500	(3)	30.3%	19,445,341	(4)	27.7%	16,753,181	(5)	24.8%	11,368,862	(6)	18.3%
Pubco Class A Common Stock held by Sponsor(7)	7,200,013		9.9%	7,200,013		10.2%	7,200,013		10.7%	7,200,013		11.6%
Pubco Class A Common Stock held by IPO Underwriters(8)	396,375		0.5%	396,375		0.6%	396,375		0.6%	396,375		0.6%
Pubco Class A Common Stock held by Blue Advisor	300,000		0.4%	300,000		0.4%	300,000		0.4%	300,000		0.5%
Total Pubco Common Stock	72,964,283		100.0%	70,272,124		100.0%	67,579,964		100.0%	62,195,645		100.0%

(1)	Consists of Pubco Class A Common Stock issued to holders of shares of Company Class A Common Stock upon the effective time of the Business Combination, which is equal to the product of (x) the Exchange Ratio multiplied by (y) the total shares of Company Class A Common Stock issued and outstanding immediately prior to the Closing.

(2)	Consists of Pubco Class B Common Stock issued to holders of shares of Company Class B Common Stock upon the effective time of the Business Combination, which is equal to the product of (x) the Exchange Ratio multiplied by (y) the total shares of Company Class B Common Stock issued and outstanding immediately prior to the Closing.

(3)	Consists of, in the No Redemptions Scenario, (i) 20,125,000 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 20,125,000 Blue Acquisition Public Rights, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

(4)	Consists of, in the 25% Contractual Maximum Redemptions Scenario (i) 17,432,841 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 20,125,000 Blue Acquisition Public Rights, each of which will convert into one-tenth of one share of Class A Pubco Common Stock upon the Closing of the Business Combination.

(5)	Consists of, in the 50% Contractual Maximum Redemptions Scenario, (i) 14,740,681 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 20,125,000 Blue Acquisition Public Rights, each of which will convert into one-tenth of one share of Class A Pubco Common Stock upon the Closing of the Business Combination.

(6)	Consists of, in the Contractual Maximum Redemptions Scenario, (i) 9,356,362 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 20,125,000 Blue Acquisition Public Rights, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

(7)	Consists of (i) 391,000 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor, (ii) 6,769,913 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor resulting from the conversion of the Blue Class B Ordinary Shares held by the Sponsor which will convert on a one-for-one basis into Blue Class A Ordinary Shares not subject to possible redemption immediately prior to the effective time of the Closing, and (iii) 39,100 Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor resulting from the conversion of the Private Placement Rights held by the Sponsor, each of which will automatically convert into one-tenth of one share of Class A Pubco Common Stock upon the Closing.

(8)	Consists of (i) 376,250 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the IPO Underwriters, and (ii) 20,125 Blue Class A Ordinary Shares not subject to possible redemption held by the IPO Underwriters resulting from the conversion of the Private Placement Rights held by the IPO Underwriters, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” and, with respect to the determination of the assumptions incorporated into the “Contractual Maximum Redemptions” scenario, as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Dilution

Dilution per share to the original investors in Blue is determined by its net tangible book value per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on Blue’s net tangible book value per share, from the IPO price per share paid by original investors in Blue as set forth as follows under three redemption scenarios.

The following table presents the net tangible book value per share at specified redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination itself) (in thousands, except per share data):

	Assuming No Redemptions	Assuming 25% of Contractual Maximum Redemptions	Assuming 50% of Contractual Maximum Redemptions	Assuming Contractual Maximum Redemptions
Blue's historical net tangible book value as of September 30, 2025	$197,748	$197,748	$197,748	$197,748
Blue's historical ordinary shares issued and outstanding as of September 30, 2025	27,962,163	27,962,163	27,962,163	27,962,163
Blue's historical net tangible book value per share	$7.07	$7.07	$7.07	$7.07

Blue’s net tangible book value, as adjusted(1)	$191,938	$165,096	$138,253	$84,568
Blue’s ordinary shares issued and outstanding, as adjusted(1)	27,962,163	25,270,004	22,577,844	17,193,525
Blue’s net tangible book value per share, as adjusted	$6.86	$6.53	$6.12	$4.92

Decrease in net tangible book value per share attributable to Blue's shareholders	$(0.21)	$(0.54)	$(0.95)	$(2.15)

Blue IPO price per share	$10.00	$10.00	$10.00	$10.00
Dilution per share to Blue Public Shareholders	$(3.14)	$(3.47)	$(3.88)	$(5.08)

(1)	Net tangible book value, as adjusted, depicts the amount of net assets that Blue will contribute to the post-combination entity, while excluding the effect of the consummation of the de-SPAC transaction itself. Blue Ordinary Shares issued and outstanding, as adjusted, depicts the number of shares that Blue will contribute to the post-combination entity, while excluding the effect of the consummation of the de-SPAC transaction itself. The historical Blue net tangible book value and the historical Blue Ordinary Shares issued and outstanding as of September 30, 2025 have been adjusted for: (A) the assumed redemptions in each redemption scenario presented below, (B) material probable or consummated transactions other than the consummation of the de-SPAC transaction itself, and (C) other material effects of the de-SPAC transaction on the historical Blue net tangible book value but excluding the de-SPAC transaction itself. Net tangible book value, as adjusted, and Blue Ordinary Shares issued and outstanding, as adjusted, are calculated as follows (in thousands, except for share data):

	Assuming No Redemptions	Assuming 25% of Contractual Maximum Redemptions	Assuming 50% of Contractual Maximum Redemptions	Assuming Contractual Maximum Redemptions
Numerator:
Blue's historical net tangible book value as of September 30, 2025(1)	$197,748	$197,748	$197,748	$197,748
Adjustments to numerator:
Less: Cash payment for redemption of Public Shares(2)	$-	$(27,246)	$(54,493)	$(108,985)
Less: Expected and actual transaction and other costs incurred by Blue subsequent to September 30, 2025(3)	$(4,310)	$(3,906)	$(3,502)	$(2,695)
Less: Blue transaction bonus(4)	$(1,500)	$(1,500)	$(1,500)	$(1,500)
Total adjustments to numerator	(5,810)	(32,652)	(59,495)	(113,180)
Blue net tangible book value, as adjusted	$191,938	$165,096	$138,253	$84,568
Denominator:
Blue Class A Ordinary Shares subject to possible redemption held by Public Shareholders as of September 30, 2025	20,125,000	20,125,000	20,125,000	20,125,000
Blue Class B Ordinary Shares held by Sponsor as of September 30, 2025	6,769,913	6,769,913	6,769,913	6,769,913
Blue Class A Ordinary Shares not subject to possible redemption held by Sponsor as of September 30, 2025	391,000	391,000	391,000	391,000
Blue Class A Ordinary Shares not subject to possible redemption held by IPO Underwriters as of September 30, 2025	376,250	376,250	376,250	376,250
Blue Class B Ordinary Shares held by Blue Advisor as of September 30, 2025	300,000	300,000	300,000	300,000
Blue Ordinary Shares issued and outstanding as of September 30, 2025	27,962,163	27,962,163	27,962,163	27,962,163
Adjustments to denominator:
Redemptions of Blue Public Shares(2)	-	(2,692,160)	(5,384,319)	(10,768,638)
Total adjustments to denominator:	-	(2,692,160)	(5,384,319)	(10,768,638)
Blue Class A Ordinary Shares subject to possible redemption held by Public Shareholders	20,125,000	17,432,841	14,740,681	9,356,362
Blue Class A Ordinary Shares not subject to possible redemption held by Sponsor	7,160,913	7,160,913	7,160,913	7,160,913
Blue Class A Ordinary Shares not subject to possible redemption held by IPO Underwriters and affiliates	376,250	376,250	376,250	376,250
Blue Class A Ordinary Shares not subject to possible redemption held by Blue Advisor	300,000	300,000	300,000	300,000
Blue Ordinary Shares issued and outstanding, as adjusted	27,962,163	25,270,004	22,577,844	17,193,525

(1)	Blue's historical net tangible book value is calculated as Blue's total historical tangible assets less total historical liabilities as of September 30, 2025.

(2)	Represents a decrease in net tangible book value from aggregate cash payments in the amount of $27.2 million, $54.5 million, and $109.0 million in the 25% of Contractual Maximum Redemptions Scenario, 50% of Contractual Maximum Redemptions Scenario, and Contractual Maximum Redemptions Scenario, respectively, as a result of the respective redemptions of 2,692,160, 5,384,319, and 10,768,638 Public Shares at an assumed redemption price of $10.12 per share.

(3)	Expected and actual transaction and other costs are inclusive (i) payment of Blue's transaction costs of $4.3 million, (ii) payment of Pubco formation and accounting costs of $10 thousand, and (iii) payment of the deferred underwriting fee and reduction of the deferred underwriting fee payable under each respective redemption scenario. The deferred underwriting fee payable balance on Blue's historical September 30, 2025 balance sheet was $7.0 million. Pursuant to the terms of the agreement with the IPO Underwriters, the amount payable at the Closing of the Business Combination will be $7.0 million, $6.6 million, $6.2 million, and $5.4 million in the No Redemptions Scenario, 25% of Contractual Maximum Redemptions Scenario, 50% of Contractual Maximum Redemptions Scenario, and Contractual Maximum Redemptions Scenario, respectively. As the historical payable balance of $7.0 million is greater than the amount of cash paid in the 25% of Contractual Maximum Redemptions Scenario, 50% of Contractual Maximum Redemptions Scenario, and Contractual Maximum Redemptions Scenario, respectively, there is a resulting net increase to the net tangible book value of $0.4 million, $0.8 million, and $1.6 million, in each respective scenario to reflect the removal of the historical payable balance and payment of cash.

Blue issued the Blue Class A Ordinary Shares in the IPO at $10 per share. After giving effect to the IPO and the concurrent private placement of 7,069,913 Founder Shares sold to the Initial Shareholders, there are an aggregate of 27,962,163 Blue Ordinary Shares issued and outstanding. In connection with the proposed Business Combination, assuming its consummation in accordance with the Business Combination Agreement, immediately after the Closing, Pubco is expected to have outstanding an additional 42,930,395 shares of Pubco Common Stock to be issued to the Company Security Holders in the Company Merger. The tabular disclosure includes presentations of information at various illustrative redemption levels consistent with the “No Redemptions,” “25% of Contractual Maximum Redemptions,” “50% of Contractual Maximum Redemptions” and “Contractual Maximum Redemptions” scenarios further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

For purposes of Item 1604(c)(1) of Regulation S-K, Pubco would have 70,892,558 total shares of outstanding Pubco Common Stock immediately after giving effect to the Business Combination under the “No Redemptions” scenario. Where there are no redemptions of Public Shares prior to the Closing, Blue valuation is based on the issuance price of Blue securities in the IPO of $10.00 and is therefore calculated as: $10.00 (Blue per share IPO price) times 70,892,558 shares, or $708.9 million. The following table illustrates the valuation at the offering price of the securities at the IPO price of $10.00 per share for each redemption scenario :

	Assuming No Redemptions	Assuming 25% of Contractual Maximum Redemptions	Assuming 50% of Contractual Maximum Redemptions	Assuming Contractual Maximum Redemptions
Pubco Class A Common Stock held by Company Stockholders	26,009,819	26,009,819	26,009,819	26,009,819
Pubco Class B Common Stock held by Company Stockholders	16,920,576	16,920,576	16,920,576	16,920,576
Pubco Class A Common Stock held by Blue Acquisition public shareholders	20,125,000	17,432,841	14,740,681	9,356,362
Pubco Class A Common Stock held by Sponsor	7,160,913	7,160,913	7,160,913	7,160,913
Pubco Class A Common Stock held by IPO Underwriters	376,250	376,250	376,250	376,250
Pubco Class A Common Stock held by Blue Advisor	300,000	300,000	300,000	300,000
Total Pubco shares outstanding upon Closing of the Business Combination	70,892,558	68,200,399	65,508,239	60,123,920
Blue IPO price per share	$10.00	$10.00	$10.00	$10.00
Value of Pubco upon Closing of the Business Combination based on offering price of the securities in the Blue IPO of $10.00 per share	$708,925,580	$682,003,985	$655,082,390	$601,239,200

The foregoing required disclosure is not a guarantee that the trading price of the Pubco Class A Common Stock will not be below the offering price of Blue Class A Ordinary Shares in the IPO, nor is the required disclosure a guarantee that Pubco will attain any of the levels of valuation presented.

The above discussion and table are based on an aggregate of 27,962,163 Blue Ordinary Shares outstanding on September 30, 2025, and exclude, as of such date, up to 2,071,725 shares issuable upon conversion of outstanding Blue Share Rights. If all of such Blue Share Rights are converted, the number of outstanding shares will be increased by 2,071,725 shares, and the adjusted net book value per share will be decreased by $0.47 in the “No Redemptions” scenario.

The above discussion and table also exclude potential dilutive effects associated with any exercise or conversion of Assumed Warrants or Assumed Options after the Closing by Company Security Holders, as well as future issuances or grants of equity or equity-linked securities by Pubco pursuant to the Incentive Plan expected to be adopted in connection with the Closing, assuming the approval by Blue shareholders of the Incentive Plan at the Blue Extraordinary General Meeting.

The following table illustrates potential sources of dilution under each scenario that may occur:

	Assuming No Redemptions	Assuming 25% of Contractual Maximum Redemptions	Assuming 50% of Contractual Maximum Redemptions	Assuming Contractual Maximum Redemptions
Pubco shares underlying the Company Class A Common Stock options(1)	461,959	461,959	461,959	461,959
Pubco shares underlying the Company Class A Common Stock warrants(2)	1,275,336	1,275,336	1,275,336	1,275,336
Pubco shares underlying the Company Class B Common Stock warrants(3)	268,581	268,581	268,581	268,581
Total potentially dilutive shares of Pubco Common Stock	2,005,876	2,005,876	2,005,876	2,005,876

(1)	Represents 430,000 Company Options to purchase shares of Company Class A Common Stock assumed to be outstanding immediately prior to the Closing Date, which will be assumed by Pubco and represent 430,000 Pubco options on the Closing Date. These 430,000 Pubco options will be exercisable for 461,959 shares of Pubco Class A Common Stock equal to the 430,000 Pubco options multiplied by the Exchange Ratio.

(2)	Represents 1,187,107 Company Warrants to purchase Company Class A Common Stock assumed to be outstanding immediately prior to the Closing Date, which will be assumed by Pubco and represent 1,187,107 Pubco warrants on the Closing Date. These 1,187,107 Pubco warrants will be exercisable for 1,275,336 Pubco Class A Common Stock equal to the 1,187,107 Pubco warrants multiplied by the Exchange Ratio.

(3)	Represents 250,000 Company Warrants to purchase Company Class B Common Stock assumed to be outstanding immediately prior to the Closing Date, which will be assumed by Pubco and represent 250,000 Pubco warrants on the Closing Date. These 250,000 Pubco warrants will be exercisable for 268,581 Pubco Class A Common Stock equal to the 250,000 Pubco warrants multiplied by the Exchange Ratio.

The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership and associated voting percentage associated with shares of Pubco Common Stock held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by Pubco may result in additional dilution to Public Shareholders’ percentage ownership in Pubco, potentially significantly, which, in turn, may limit or decrease Public Shareholders’ voting power and ability to influence decision-making with regard to Pubco and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” and, with respect to the determination of the “Maximum Redemptions,” the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary, potentially materially, from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	What is the expected impact on the ownership and voting control of Pubco after the Closing of the dual-class voting structure incorporated in the Proposed Charter, including on the voting power of the Public Shareholders after the Closing?

A:	Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”), (i) the Public Shareholders are expected to own approximately 30.3% of the outstanding shares of Pubco Common Stock, (ii) the Sponsor is expected to own approximately 9.8% of the outstanding shares of Pubco Common Stock, (iii) the IPO Underwriters are expected to own approximately 0.5% of the outstanding shares of Pubco Common Stock, (iv) the Blue Advisor is expected to own approximately 0.4% of the outstanding shares of Pubco Common Stock, and (v) the Company Stockholders are expected to own approximately 59.0% of the outstanding shares of Pubco Common Stock. It is anticipated that upon completion of the Business Combination, the Public Shareholders would retain voting power of approximately 5.6% in Pubco, the Sponsor would have voting power of approximately 1.8% of Pubco, IPO Underwriters would have voting power of approximately 0.1% of Pubco, the Blue Advisor would have voting power of approximately 0.1% of Pubco, and the Company Stockholders would have voting power of approximately 92.4% of Pubco.

Upon the consummation of the Business Combination, Alex Martini-Lo Manto, Kant Trivedi, Robert Scott and Gustavo Mana will hold an aggregate of approximately 89% of the voting power of Pubco’s outstanding capital stock following the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”). See “Management of Pubco Following the Business Combination – Controlled Company” and “Risk Factors – Risks Related to Ownership of Pubco Common Stock – Following the Business Combination, Pubco will become a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.” for more information.

The concentrated control resulting from Pubco’s dual class multiple voting structure incorporated in the Proposed Charter may limit or preclude the Public Shareholders’ ability to influence corporate matters with respect to Pubco after the Closing for the foreseeable future, including the election of directors, amendments of Pubco’s organizational documents and any merger, consolidation, sale of all or substantially all of Pubco’s assets or other major corporate transactions requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for Pubco capital stock that Public Shareholders may believe are in your best interest as a stockholder of Pubco. As a result, such concentrated control may adversely affect the market price of the Pubco Class A Common Stock.

Q:	How many votes per share is each share of Pubco Common Stock entitled to pursuant to the Proposed Charter?

A:	Upon the Closing, each holder of record of Pubco Class A Common Stock will be entitled to one vote for each share of Pubco Class A Common Stock, and each holder of record of Pubco Class B Common Stock will be entitled to twenty (20) votes for each share of Pubco Class B Common Stock.

Q:	What conditions must be satisfied to complete the Business Combination?

A:	In addition to the Required Proposals, there are a number of closing conditions in the Business Combination Agreement, including the approval of the Business Combination by the Company Stockholders and the satisfaction of the Minimum Cash Condition. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement” and “Summary of the Proxy Statement/Prospectus — Proposals to be Voted on by Blue Shareholders.”

Q:	Why is Blue providing shareholders with the opportunity to vote on the Business Combination?

A:	Under the Current Charter, Blue must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Blue’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, Blue has elected to provide its shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, Blue is seeking to obtain the approval of its shareholders of the Business Combination Proposal in order to allow its public shareholders to effectuate redemptions of their Public Shares in connection with the Closing of the Business Combination.

Q:	How many votes do I have at the Blue Extraordinary General Meeting?

A:	Blue shareholders are entitled to one vote at the Blue Extraordinary General Meeting for each Blue Ordinary Share. Holders of Blue Class A Ordinary Shares and Blue Class B Ordinary Shares will vote together as a single class on all proposals. As of the close of business on the Record Date, there were 20,892,250 outstanding Blue Class A Ordinary Shares and 7,069,913 outstanding Blue Class B Ordinary Shares.

Q:	What vote is required to approve each of the proposals to be presented at the Blue Extraordinary General Meeting?

A:	The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes which are cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting.

If the Business Combination Proposal is not approved, the Merger Proposal, the Charter Proposal, the Inventive Plan Proposal and the Director Election Proposal will not be presented to the Blue shareholders for a vote. If the Required Proposals are not approved, the Organizational Documents Proposals and the Nasdaq Proposal will not be presented to the Blue shareholders for a vote, although the Adjournment Proposal may be presented. The approval of the Business Combination Proposal and the other Required Proposals are preconditions to the consummation of the Business Combination.

The Sponsor has agreed to vote its Blue Ordinary Shares in favor of the proposals.

Q:	What constitutes a quorum at the Blue Extraordinary General Meeting?

A:	A quorum will be present at the Blue Extraordinary General Meeting if one-third (1/3) of the Blue Ordinary Shares issued and outstanding and entitled to vote at the Blue Extraordinary General Meeting are represented in person online or by proxy at the Blue Extraordinary General Meeting. As of the Record Date, 18,641,442 Blue Ordinary Shares would be required to achieve a quorum.

Q:	May the Sponsor or Blue’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:	In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, or Blue’s directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of Blue’s Sponsor or the other members of the Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such shareholder, although still the record holder of Blue’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor or any other member of the Sponsor or Blue’s directors, officers or advisors or their respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be transacted at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:	How will the Sponsor vote?

A:	The Sponsor entered into the Insider Letter, pursuant to which it has agreed to vote any Blue Ordinary Shares owned by it in favor of the Business Combination, including each of the proposals. Accordingly, because of the Insider Letter, it is more likely that the necessary shareholder approval for the proposals will be received.

Q:	What interests do Blockfusion’s officers and directors have in the Business Combination?

A:	Blockfusion’s officers and directors have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests. These interests include, among other things, the interests listed below:

●	Certain officers of Blockfusion are expected to become officers of Pubco upon the consummation of the Business Combination. Specifically, the following individuals who are currently officers of Blockfusion are expected to become officers of Pubco upon the consummation of the Business Combination, serving in the offices set forth opposite their names below:

Name	Position
Alex Martini-Lo Manto	Chief Executive Officer and Director
Kant Trivedi	Chief Operating Officer and Director
Robert Scott	General Counsel and Secretary

●	Additionally, each of Alex Martini-Lo Manto and Kant Trivedi have been identified as nominees to serve on the Pubco Board immediately after the consummation of the Business Combination, in connection with which Alex Martini-Lo Manto and Kant Trivedi may receive compensation for such service, to the extent Pubco determines to provide any such compensation to its board and board committee members. See also the section of this proxy statement/prospectus entitled “Executive and Director Compensation of Blockfusion — Executive Officer and Director Compensation After the Business Combination.”

●	Each of Alex Martini-Lo Manto, Kant Trivedi and Robert Scott will enter into employment agreements with Pubco prior to the Closing, which will be effective and contingent upon the consummation of the Business Combination. For a summary of such employment agreements see the section of this proxy statement/prospectus entitled “Executive and Director Compensation of Blockfusion — Executive Officer and Director Compensation After the Business Combination.”

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Blockfusion’s Officers, Directors and Advisors” and “Management After the Business Combination — Executive Officers and Directors After the Business Combination” and “Executive and Director Compensation of Blockfusion — Executive Officer and Director Compensation After the Business Combination” and “The Charter Proposal (Proposal 3)” of this proxy statement/prospectus for a further discussion of these interests.

Q:	What happens if I sell my Blue Class A Ordinary Shares before the Blue Extraordinary General Meeting?

A:	The Record Date is earlier than the date of the Blue Extraordinary General Meeting. If you transfer your Blue Class A Ordinary Shares after the Record Date, but before the Blue Extraordinary General Meeting, unless the transferee obtains a proxy from you to vote those shares, you will retain your right to vote at the Blue Extraordinary General Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your Blue Class A Ordinary Shares prior to the Record Date, you will have no right to vote those shares at the Blue Extraordinary General Meeting.

Q:	What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination and exercise their redemption rights?

A:	Blue shareholders who vote in favor of the Business Combination may nevertheless also exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shares and Public Shareholders are reduced as a result of redemptions by Public Shareholders. Both parties’ obligation to consummate the Business Combination is also conditioned upon at least $75.0 million in cash and cash equivalents being delivered to Pubco, and including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption), and payment of Blue Transaction Expenses and Blockfusion Transaction Expenses, and including the aggregate amount of any Financing Transaction. In addition, with fewer Public Shares and Public Shareholders, the trading market for Pubco’s stock may be less liquid than the market for Blue Ordinary Shares was prior to consummation of the Business Combination, and Pubco may not be able to meet the listing standards of Nasdaq. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Blockfusion’s business will be reduced. As a result, the proceeds will be greater in the event that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata portion of the Trust Account as opposed to the scenario in which Public Shareholders exercise the maximum allowed redemption rights.

Q:	What happens if I vote against any of the Required Proposals (consisting of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal and the Director Election Proposal)?

A:	If any of the Required Proposals are not approved, the Business Combination will not be consummated. If Blue does not otherwise consummate an alternative business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), pursuant to the Current Charter, Blue will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders (less up to $100,000 of interest to pay dissolution expenses), unless Blue seeks and obtains the consent of its shareholders to amend the Current Charter to extend the date by which it must consummate its initial business combination (an “Extension”), in which event Public Shareholders will be entitled to redemption rights in accordance with the Current Charter. If Blue’s initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), then Blue will cease all business except for the purposes of winding up, and Blue will redeem all Public Shares and distribute amounts in the Trust Account as provided in the Current Charter.

Q:	Do I have redemption rights in connection with the Business Combination?

A:	Pursuant to the Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Current Charter. As of September 30, 2025, based on funds in the Trust Account of approximately $203.7 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $10.12 per share. If a holder exercises its redemption rights, then such holder will be exchanging its Blue Class A Ordinary Shares for cash and will only have equity interests in Pubco pursuant to the conversion of its Blue Public Share Rights, to the extent it still holds Blue Public Share Rights. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Blue’s transfer agent prior to the Blue Extraordinary General Meeting. See the section entitled “The Blue Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to elect to have Blue redeem your shares for cash.

Q:	Will my vote affect my ability to exercise redemption rights?

A:	No. You may exercise your redemption rights whether or not you attend or vote your Blue Ordinary Shares at the Blue Extraordinary General Meeting, and regardless of how you vote your shares. As a result, the Business Combination Agreement and the Required Proposals can be approved by shareholders who will elect to have their shares redeemed and who will no longer remain shareholders, leaving shareholders who choose not to elect to have their shares redeemed holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability of Pubco to meet the listing standards of Nasdaq.

Q:	How do I exercise my redemption rights?

A:	In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on [_], 202[_] (two (2) business days before the date of the Blue Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, that Blue redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, Blue’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

Please also affirmatively certify in your request to Continental Stock Transfer & Trust Company for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholders with respect to Blue Ordinary Shares. A holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 15% or more of the Public Shares, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Shareholder or group will not be redeemed for cash. Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Blue’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Blue does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Blue’s consent, until the consummation of the Business Combination, or such other date and time as determined by the Blue Board. If you delivered your shares for redemption to Blue’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Blue’s transfer agent return the shares (physically or electronically). You may make such request by contacting Blue’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

If Blue receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Blue may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Blue may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Blue may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:	Holders of Blue Ordinary Shares who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “U.S. Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	If I am a Blue Public Unit holder, can I exercise redemption rights with respect to my Blue Public Units?

A:	No. Holders of outstanding Blue Public Units must separate the underlying Public Shares and Blue Public Share Rights prior to exercising redemption rights with respect to the Public Shares.

If you hold Blue Public Units registered in your own name, you must deliver the certificate for such units  to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such units into Public Shares and Blue Public Share Rights. This must be completed far enough in advance to permit the mailing of the stock certificates for the Public Shares back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Blue Public Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your Blue Public Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our transfer agent. Such written instructions must include the number of Blue Public Units to be split and the nominee holding such units. Your nominee must also initiate electronically, using The Depository Trust Company’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares and Blue Public Share Rights. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Blue Public Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:	Do I have appraisal rights in connection with the proposed Business Combination?

A:	The Cayman Islands Companies Act (As Revised) (the “Companies Act”) prescribes when shareholder appraisal rights are available and sets limitations on such rights. Blue shareholders will have appraisal rights and dissenter’s rights under Section 238 and 239 of the Companies Act. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, the Blue public shareholders are still entitled to exercise the rights of redemption as set out herein, and the Blue Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Section 238. (1) of the Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Companies Act provides that no rights under section 238 of the Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Blue shareholders who are considering exercising dissenter’s rights are advised to consult appropriate legal counsel.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:	After completion of the Business Combination, if consummated, the funds held in the Trust Account will be used to pay holders of the Public Shares who properly exercise their redemption rights and, after paying the Redemptions, a portion is expected to be used (i) to pay the Expenses due as of the Closing, (ii) to pay the Blockfusion Transaction Expenses due as of the Closing and (iii) by Pubco for working capital and general corporate purposes.

If the Business Combination is consummated, the funds remaining in the Trust Account after payment of the foregoing and any additional transaction expenses, if any, are expected to be used by Pubco for working capital and general corporate purposes.

Despite the receipt of the remaining proceeds, Pubco may still require other available sources of liquidity to fund its operations, including any funds on hand, any funds generated through business operations and any funds that may be available to Pubco through financing or other means, if and to the extent available.

As of the date of this proxy statement/prospectus, Blockfusion cannot predict with certainty all of the particular uses of the funds held in the Trust Account. The amounts and timing of Pubco’s actual expenditures may vary significantly depending on numerous factors, including the amount of remaining proceeds realized from the Business Combination, if any, cash flows from operations and the anticipated growth of Pubco’s business. Pubco’s management will retain broad discretion over the allocation of the proceeds from the Business Combination. Pending its use of the funds in the Trust Account, Blockfusion intends to invest the funds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

Q:	What happens if the Business Combination is not consummated?

A:	There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, Blue is unable to complete the Business Combination or another initial business combination transaction by March 16, 2027 (or such other date as approved by the Blue shareholders), the Current Charter provides that Blue will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to Blue (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as Blue shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Blue’s remaining shareholders and the Blue Board, liquidate and dissolve, subject in each case to Blue’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to Blue. Blue expects that the amount of any distribution its Public Shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Blue’s obligations under the Companies Act to provide for claims of creditors and other requirements of applicable law. The Sponsor has waived any right to any liquidation distribution from the Trust Account with respect to its Founder Shares and Blue Class A Ordinary Shares underlying Private Placement Units. The IPO Underwriters have waived any right to any liquidation distribution from the Trust Account with respect to its Representative Shares and Blue Class A Ordinary Shares underlying Private Placement Units.

In the event of liquidation, there will be no liquidating distributions with respect to the outstanding Blue Share Rights. Accordingly, the Blue Share Rights will expire worthless in the event of liquidation.

Q:	When is the Business Combination expected to be completed?

A:	The Closing is expected to take place (i) as promptly as practicable, but in no event later than the second business day following the satisfaction or waiver of the conditions described below under the section entitled “The Business Combination Proposal (Proposal 1) — Conditions to Closing” or (ii) on such other date as agreed to by the parties to the Business Combination Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Business Combination Agreement may be terminated by Blue and/or Blockfusion if the Closing has not occurred by May 31, 2026, or an applicable later date if extended pursuant to the Business Combination Agreement (the “Outside Date”).

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1).”

Q:	What do I need to do now?

A:	You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder. You should then submit a proxy to vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, submit your voting instructions on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:	If you are a shareholder of record of Blue as of [_], 202[_], the Record Date, you may submit your proxy before the Blue Extraordinary General Meeting in any of the following ways, if available:

●	use the toll-free number shown on your proxy card;

●	visit the website shown on your proxy card to vote via the internet; or

●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Shareholders who choose to participate in the Blue Extraordinary General Meeting can vote their shares electronically during the meeting via live audio webcast by visiting www.cstproxy.com/[_]. You will need the control number that is printed on your proxy card to enter the Blue Extraordinary General Meeting. Blue recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Blue Extraordinary General Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the Blue Extraordinary General Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	What will happen if I abstain from voting or fail to vote at the Blue Extraordinary General Meeting?

A:	If you fail to take any action with respect to the Blue Extraordinary General Meeting and the Business Combination is approved by Blue’s shareholders and consummated, you will become a shareholder of Pubco. If you fail to take any action with respect to the Blue Extraordinary General Meeting and the Business Combination is not approved, you will remain a shareholder of Blue. However, if you fail to take any action with respect to the Blue Extraordinary General Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus to redeem your shares.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by Blue without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal presented to the shareholders. The proxy holders may use their discretion to vote on any other matter which properly comes before the Blue Extraordinary General Meeting.

Q:	If I am not going to attend the Blue Extraordinary General Meeting virtually or in person, should I return my proxy card instead?

A:	Yes. Whether or not you plan to attend the Blue Extraordinary General Meeting, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:	No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Each of the proposals is non-discretionary. Blue believes that the proposals presented to the shareholders will be considered non-routine and therefore your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the Blue Extraordinary General Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with the directions you provide. However, Blue expects that the Adjournment Proposal will be treated as a routine proposal. Accordingly, your broker, bank or nominee may vote your shares with respect to such proposal without receiving voting instructions.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. If you are a holder of record of Blue Ordinary Shares as of the close of business on the Record Date, and submit a proxy by mail or otherwise, you can change your vote or revoke your proxy before it is voted at the Blue Extraordinary General Meeting by sending a later-dated, signed proxy card to Blue’s secretary at the address listed below so that it is received by Blue’s secretary prior to the Blue Extraordinary General Meeting or attend the Blue Extraordinary General Meeting in person online and vote (although attending the Blue Extraordinary General Meeting will not, by itself, revoke a proxy). You also may revoke your proxy by sending a notice of revocation to Blue’s secretary, which must be received by Blue’s secretary prior to the Blue Extraordinary General Meeting. If you are a beneficial owner of Blue Ordinary Shares as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Blue will pay the cost of soliciting proxies for the Blue Extraordinary General Meeting. Blue has engaged [_] (“[_]”) to assist in the solicitation of proxies for the Blue Extraordinary General Meeting. Blue has agreed to pay [_] a fee of $[_], plus disbursements of its expenses in connection with the services relating to the Blue Extraordinary General Meeting. Blue will reimburse [_] for reasonable out-of-pocket expenses and will indemnify [_] and its affiliates against certain claims, liabilities, losses, damages and expenses. Blue will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Blue Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of the Blue Ordinary Shares and in obtaining voting instructions from those owners. Blue’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person online. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact our proxy solicitor at:

[_]

To obtain timely delivery, Blue shareholders must request the materials no later than [_], 202[_].

You may also obtain additional information about Blue from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to Blue’s transfer agent prior to the Blue Extraordinary General Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled “Questions and Answers about the Blue Extraordinary General Meeting” highlights certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the Blue Extraordinary General Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this summary to “Blue” refer to Blue Acquisition Corp. and references to “Blockfusion” refer to Blockfusion USA, Inc. prior to the Business Combination. References to “Pubco” refer to Blockfusion Data Centers, Inc., and include Blockfusion and any other direct or indirect subsidiaries of Pubco (to the extent applicable) after giving effect to the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by Blue’s Public Shareholders.

Parties to the Business Combination

Blue

Blue is a special purpose acquisition company incorporated as an exempted company under the laws of the Cayman Islands on February 10, 2025, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Blue Class A Ordinary Shares, Blue Public Units and Blue Share Rights are currently listed on Nasdaq under the symbols “BACC,” “BACCU” and “BACCR,” respectively.

The mailing address of Blue’s principal executive office is 1601 Anita Lane, Newport Beach, CA 92660 and its telephone number is (646) 543-5060.

Blockfusion

Blockfusion is a Delaware corporation incorporated on February 8, 2021. Blockfusion is in the business of the development and operation of data centers. For more information about Blockfusion, see the sections entitled “Information About Blockfusion” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blockfusion.”

The mailing address of Blockfusion’s principal executive office is 447 Broadway, 2nd Floor, #538, New York, NY 10013 and its telephone number is (212) 561-1200.

Pubco

Pubco is a Delaware corporation incorporated on September 29, 2025. Pubco was formed for the purpose of effectuating the Business Combination described herein and it has not conducted, and prior to the effective times of the Mergers will not conduct, any activities other than those incidental to its formation and the Transactions. As a result of the Business Combination, Blue and Blockfusion will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company.

In connection with the Business Combination, Pubco has applied for the listing of its Class A Common Stock on Nasdaq under the proposed symbol “BLDC,” to be effective at the Closing. Pubco will not have units or share rights traded following the consummation of the Business Combination.

The mailing address of Pubco’s principal executive office is 447 Broadway, 2nd Floor, #538, New York, NY 10013 and its telephone number is (212) 561-1200.

Blue Merger Sub

Blue Merger Sub was formed as an exempted company under the laws of the Cayman Islands on October 9, 2025, and is currently a wholly-owned subsidiary of Pubco. Blue Merger Sub was formed for the purpose of effectuating the Blue Merger described herein and it has not conducted, and prior to the Blue Merger Effective Time will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Blue Merger Sub will not be the surviving entity in the Blue Merger, as contemplated by the Business Combination Agreement and described herein.

The mailing address of Blue Merger Sub’s principal office is 71 Fort Street, PO Box 500, George Town, Grand Cayman, Cayman Islands, KY1-1106 and its telephone number is (646) 543-5060.

Company Merger Sub

Company Merger Sub was formed as a corporation under the laws of the State of Delaware on September 29, 2025, and is currently a wholly-owned subsidiary of Pubco. Company Merger Sub was formed for the purpose of effectuating the Company Merger described herein and it has not conducted, and prior to the Effective Time will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Company Merger Sub will not be the surviving entity in the Company Merger, as contemplated by the Business Combination Agreement and described herein.

The mailing address of Company Merger Sub’s principal executive office 447 Broadway, 2nd Floor, #538, New York, NY 10013 and its telephone number is (212) 561-1200.

Proposals to be Voted on by Blue Shareholders

The Business Combination Proposal (Proposal 1)

Pubco, Blue, Blockfusion and the Merger Subs have agreed to the Business Combination under the terms of the Business Combination Agreement, dated as of November 19, 2025. Pursuant to the terms and subject to the conditions of the Business Combination Agreement, at the effective times, respectively, of the Mergers, among other things:

●	Blue Merger Sub will merge with and into Blue, with Blue continuing as the surviving entity and a wholly-owned subsidiary of Pubco, as a result of which all of the Blue securities issued and outstanding as of immediately prior to the Blue Merger Effective Time will be cancelled and extinguished in exchange for the right to receive newly-issued securities of Pubco, as follows: (a) each Blue Class A Ordinary Share (including the Blue Class A Ordinary Shares issued upon conversion of each Blue Class B Ordinary Share) will be converted into the right to receive one newly-issued share of Pubco Class A Common Stock, and (b) Pubco will issue one share of Pubco Class A Common Stock for each Blue Class A Ordinary Shares into which each Blue Share Right outstanding as of immediately prior to the Effective Time would have been converted; and

●	Company Merger Sub will merge with and into Blockfusion, with Blockfusion continuing as the surviving entity and a wholly-owned subsidiary of Pubco, as a result of which each of the outstanding interests in Blockfusion held by Company Stockholders will be cancelled in exchange for the right to receive the Merger Consideration pursuant to the Business Combination Agreement consisting of newly-issued Pubco securities, including shares of Pubco Class A Common Stock, shares of Pubco Class B Common Stock, the Assumed Options and the Assumed Warrants.

Assuming the other Required Proposals are approved, Blue is asking its shareholders to vote upon this Proposal to approve and adopt the Business Combination Agreement.

Organizational Structure

The diagram below depicts a simplified version of the current organizational structures of Pubco and Blockfusion prior to, and after, the consummation of the proposed Business Combination, taking into account various assumptions, as further described below and under the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” and as described under the presentation described as the “Assuming No Redemption” in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The diagram below depicts a simplified version of Pubco’s organizational structure immediately following the completion of the Business Combination, taking into account the assumptions identified in the caption above.

The Merger Proposal (Proposal 2)

Blue is asking its shareholders to consider and vote on a proposal to authorize and approve, by special resolution, (i) the merger of Blue Merger Sub with and into Blue, with Blue continuing as the surviving entity and (ii) the Plan of Merger in connection with the Blue Merger, a copy of which is attached to this proxy statement/prospectus as Annex B, and any and all transactions provided for in the Plan of Merger. The Merger Proposal is described in more detail in this proxy statement/prospectus under the heading “The Merger Proposal (Proposal 2).”

The Charter Proposal (Proposal 3)

Blue is asking its shareholders to consider and vote on a proposal to approve, by ordinary resolution, the Proposed Charter, as attached to this proxy statement/prospectus as Annex C. The Proposed Charter, which will be effective as of the Closing, will, among other things, increase the authorized shares of capital stock of Pubco to 1,000,000,000 shares of capital stock, consisting of 500,000,000 shares of Pubco Class A Common Stock, 200,000,000 shares of Pubco Class B Common Stock and 300,000,000 shares of undesignated Pubco Preferred Stock. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

A summary of these provisions is set forth in the “The Charter Proposal (Proposal 3)” section of this proxy statement/prospectus and a copy of these provisions is attached hereto as Annex C. You are encouraged to read them in their entirety.

The Organizational Documents Proposals (Proposals 4-11)

Blue is asking its shareholders to consider and vote upon proposals to approve, by ordinary resolution and on a non-binding advisory basis, certain material differences between the Current Charter in effect prior to the Blue Merger and the terms and provisions to be set forth in the Proposed Charter of Pubco upon completion of the Business Combination. In accordance with SEC guidance, each of the Organizational Documents Proposals is being presented separately and will be voted upon on a non-binding advisory basis.

●	Advisory Proposal A – to approve authorized capital stock of Pubco of 500,000,000 shares of Pubco Class A Common Stock, par value $0.0001 per share (the “Pubco Class A Common Stock”), 200,000,000 shares of Pubco Class B Common Stock, par value $0.0001 per share (the “Pubco Class B Common Stock” and together with the Pubco Class A Common stock, the “Pubco Common Stock”), and 300,000,000 shares of preferred stock, par value $0.0001 per share (the “Pubco Preferred Stock”).

●	Advisory Proposal B — to approve a provision that any or all of the directors of Pubco may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66 2/3% of the voting power of all then-outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

●	Advisory Proposal C — to approve a provision that Pubco will not be governed by Section 203 of the Delaware General Corporation Law.

●	Advisory Proposal D — to approve a provision that amendment of the Proposed Charter generally requires the approval of the board of directors of Pubco (the “Pubco Board”) and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class, with the exception of certain provisions that would require the affirmative vote of at least 66 2/3% of the total voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting as a single class.

●	Advisory Proposal E — to approve a provision expressly authorizing the Pubco Board to make, alter, amend or repeal the Proposed Bylaws by an affirmative vote of a majority of the Pubco Board. The Proposed Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of stock of the company entitled to vote generally in the election of directors, voting as a single class.

●	Advisory Proposal F — to approve the removal of all of the provisions applicable only to blank check companies.

●	Advisory Proposal G — to approve a provision providing for the automatic conversion of Pubco Class B Common Stock into Pubco Class A Common Stock upon any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition that is not a Permitted Transfer of such share or any legal or beneficial interest in such share.

●	Advisory Proposal H — to approve a provision stating that holders of Pubco Class A Common Stock and Pubco Class B Common Stock will vote together as a single class on all matters, receive notice of meetings per the bylaws, and may vote as permitted under Delaware General Corporate Law, except where law, the Proposed Charter, or any Preferred Stock Designation provides otherwise. Under this proposal, each Class B share carries 20 votes and each Class A share carries 1 vote.

A summary of these provisions is set forth in the “The Organizational Documents Proposals (Proposals 4 – 11)” section of this proxy statement/prospectus. You are encouraged to read them in their entirety.

The Incentive Plan Proposal (Proposal 12)

Blue is asking its shareholders to consider and vote on a proposal to approve, by ordinary resolution, the Incentive Plan, including the authorization of the initial share reserve under the Incentive Plan.

If approved by the Blue shareholders and adopted by Pubco, the Incentive Plan will be available to Pubco on a go-forward basis from the Closing. The number of shares of Pubco Class A Common Stock available for issuance under the Incentive Plan will be equal to 5% of the total number of shares of issued and outstanding Pubco Common Stock as of immediately following the Closing of the Business Combination.

A summary of the Incentive Plan is set forth in the “The Incentive Plan Proposal (Proposal 12)” section of this proxy statement/prospectus and the form of the Incentive Plan is attached to this proxy statement/prospectus as Annex E.

The Nasdaq Proposal (Proposal 13)

Blue is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, for purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of the shares of Pubco Common Stock to be issued in the Business Combination and the additional shares of Pubco Class A Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Rule 5635.

The Director Election Proposal (Proposal 14)

Blue is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, the election of seven (7) directors, effective upon the Closing, to serve on the Pubco Board until their respective successors are duly elected and qualified, or until such directors’ earlier death, resignation or removal.

The Adjournment Proposal (Proposal 15)

Blue is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the Blue Extraordinary General Meeting to a later date or time, if necessary or appropriate as determined by the Blue Board, at the determination of the Blue Board.

Conditionality of Proposals

The Required Proposals are conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is conditioned on the approval of the other Required Proposals (which do not include the Organizational Documents Proposals, the Nasdaq Proposal or the Adjournment Proposal). Unless the Business Combination Proposal is approved, the remaining Required Proposals, the Organizational Documents Proposal and the Nasdaq Proposal will not be presented to the shareholders of Blue at the Blue Extraordinary General Meeting. The Adjournment Proposal is not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal and the Director Election Proposal) do not receive the requisite vote for approval, then Blue will not consummate the Business Combination. If Blue does not consummate the Business Combination and fails to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public shareholders (less up to $100,000 of interest to pay dissolution expenses).

The Blue Extraordinary General Meeting

Date, Time and Place of the Blue Extraordinary General Meeting

The Blue Extraordinary General Meeting will be held virtually at [_] a.m. Eastern time on [_], 202[_] or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. For the purposes of the Current Charter (as defined below), the Blue Extraordinary General Meeting may also be attended in person at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105.

Registering for the Blue Extraordinary General Meeting

As a registered Blue shareholder, you received a proxy card from Continental Stock Transfer & Trust Company. The form contains instructions on how to attend the meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. Continental Stock Transfer & Trust Company’s support contact information is as follows: (917) 262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the meeting starting [_], 202[_] at [_] a.m. Eastern Time. Enter the URL address www.cstproxy.com/[_] into your browser and enter your control number, name, and email address. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Blue shareholder that holds such shareholder’s shares in “street name,” which means such shareholder’s shares are held of record by a broker, bank or other nominee, may need to contact Continental Stock Transfer & Trust Company to receive a control number. If you plan to vote shares you hold in “street name” at the meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, Continental Stock Transfer & Trust Company will issue you a guest control number with proof of ownership. Either way, you must contact Continental Stock Transfer & Trust Company for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing [_] within the U.S. and Canada (toll-free), or [_] outside the U.S. and Canada (standard rates apply) when prompted enter the pin number [_]#. This is listen-only and is being provided as a courtesy, and you will not be able to vote, be deemed present at the meeting or enter or ask questions during the meeting via telephone.

Purpose of the Blue Extraordinary General Meeting

At the Blue Extraordinary General Meeting, Blue is asking its shareholders to consider and vote upon:

●	The Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

●	The Merger Proposal. A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

●	The Charter Proposal. The form of Proposed Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus as Annex C. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

●	The Organizational Documents Proposals.

●	The Incentive Plan Proposal. The form of the Incentive Plan is attached to this proxy statement/prospectus as Annex E.

●	The Nasdaq Proposal.

●	The Director Election Proposal.

●	The Adjournment Proposal, if presented at the Blue Extraordinary General Meeting.

Voting Power and Record Date

You will be entitled to vote or direct votes to be cast at the Blue Extraordinary General Meeting if you owned Blue Ordinary Shares at the close of business on [_], 202[_], which is the Record Date. You are entitled to one vote for each share of Blue Ordinary Shares that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were an aggregate of 27,962,163 Blue Ordinary Shares outstanding, of which 20,892,250 are Blue Class A Ordinary Shares and 7,069,913 are Blue Class B Ordinary Shares.

Vote of the Sponsor

In connection with the IPO, Blue entered into the Insider Letter with the Sponsor pursuant to which the Sponsor agreed to vote any Blue Ordinary Shares owned by it in favor of the Business Combination Proposal and for all other proposals presented at the Blue Extraordinary General Meeting. This agreement applies to the Business Combination Proposal and for all other proposals presented to Blue shareholders in this proxy statement/prospectus.

The Sponsor has waived any redemption rights, including with respect to Blue Class A Ordinary Shares purchased in the aftermarket, in connection with Business Combination. No consideration was provided in exchange for the Sponsor’s waiver of its redemption rights. The Founder Shares have no redemption rights upon Blue’s liquidation and will be worthless if no business combination is effected by Blue by March 16, 2027 (or such other date as approved by the Blue shareholders). If Blue’s initial business combination is not consummated by March 16, 2027 (or such other date as may be approved by Blue shareholders), then Blue’s existence will terminate, and Blue will distribute amounts in the Trust Account as provided in the Current Charter.

Quorum and Required Vote for Shareholder Proposals

A quorum of Blue shareholders is necessary to hold a valid meeting. A quorum will be present at the Blue Extraordinary General Meeting if one-third (1/3) of the Blue Ordinary Shares issued and outstanding and entitled to vote at the Blue Extraordinary General Meeting are represented in person online or by proxy at the Blue Extraordinary General Meeting.

The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes which are cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting.

The Required Proposals are conditioned on the approval of the Business Combination Proposal and the Business Combination Proposal is conditioned on the approval of the other Required Proposals (which do not include the Organizational Documents Proposals, the Nasdaq Proposal or the Adjournment Proposal). Unless the Business Combination Proposal is approved, the remaining Required Proposals, the Organizational Documents Proposals and the Nasdaq Proposal will not be presented to the shareholders of Blue at the Blue Extraordinary General Meeting. The Adjournment Proposal is not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal and the Director Election Proposal) do not receive the requisite vote for approval, then Blue will not consummate the Business Combination. If Blue does not consummate the Business Combination and fails to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its Public Shareholders (net of up to $100,000 of interest to pay dissolution expenses).

In accordance with the Insider Letter entered into concurrently with the IPO, all of the Blue Ordinary Shares owned by the Sponsor, equal approximately 26.7% of the issued and outstanding Blue Ordinary Shares (not including any Blue Class A Ordinary Shares issuable upon conversion of Blue Share Rights), will be voted in favor of each of the proposals. Assuming all of the outstanding Blue Ordinary Shares vote on each proposal, each of the proposals other than the Merger Proposal requires the affirmative vote of an additional 6,520,169 Blue Class A Ordinary Shares, or approximately 32.4% of the Public Shares, in order to be approved, where the Blue Class A Ordinary Shares vote together with the Blue Class B Ordinary Shares as a single class. Assuming all of the outstanding Blue Ordinary Shares vote on the Merger Proposal, the Merger Proposal requires the affirmative vote of an additional 11,180,529 Blue Class A Ordinary Shares, or approximately 55.6% of the Public Shares, in order to be approved, where the Blue Class A Ordinary Shares vote together with the Blue Class B Ordinary Shares as a single class.

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “The Blue Extraordinary General Meeting — Quorum and Required Vote for Proposals.”

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the Internet or in person. We have engaged [_] to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person online (which will have the effect of revoking any prior proxy given before the Blue Extraordinary General Meeting). A shareholder may also change its vote by submitting a later-dated proxy or written revocation, as described in the section entitled “Blue Extraordinary General Meeting — Revoking Your Proxy; Changing Your Vote.”

Redemption Rights

Pursuant to the Current Charter, holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two (2) business days prior to the consummation of the Business Combination. If such demand is properly made in accordance with the procedures reflected in this proxy statement/prospectus and the Current Charter and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Blue). For illustrative purposes, based on funds in the Trust Account of approximately $203.7 million on September 30, 2025, the estimated per share Redemption Price at the Closing would have been approximately $10.12. A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Public Shares.

In order to exercise redemption rights, holders of Public Shares must:

●	prior to 5:00 p.m. Eastern Time on [_], 202[_] (two (2) business days before the Blue Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to Continental Stock Transfer & Trust Company, Blue’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

●	In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Blue Ordinary Shares; and

●	deliver your Public Shares either physically or electronically through DTC to Blue’s transfer agent at least two (2) business days before the Blue Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Blue’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Blue does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Blue’s consent, until the consummation of to the Business Combination, or such other date and time as may be determined by the Blue Board in its sole discretion. If you delivered your shares for redemption to Blue’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Blue’s transfer agent return the shares (physically or electronically). You may make such a request by contacting Blue’s transfer agent at the phone number or address listed above. See the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

If Blue receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Blue may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Blue may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Blue may select which holders to seek such withdrawals of redemption requests from based on any factors Blue may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

Prior to exercising redemption rights, shareholders should verify the market price of Blue Ordinary Shares as they may receive higher proceeds from the sale of their Blue Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your Blue Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Blue Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Blue Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of Pubco, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Blue otherwise does not consummate an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will be required to redeem all Public Shares and dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the Public Shareholders and the Share Rights will expire worthless.

Appraisal Rights

The Companies Act prescribes when shareholder appraisal rights are available and sets limitations on such rights. Blue shareholders will have appraisal rights and dissenter’s rights under Section 238 and 239 of the Companies Act. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, the Blue public shareholders are still entitled to exercise the rights of redemption as set out herein, and the Blue Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Section 238. (1) of the Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Companies Act provides that no rights under section 238 of the Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Blue shareholders who are considering exercising dissenter’s rights are advised to consult appropriate legal counsel.

Blue Board’s Reasons for the Approval of the Business Combination

The Blue Board considered a variety of factors in connection with its evaluation of the proposed Business Combination with Blockfusion. In light of the number and complexity of those factors, the Blue Board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Individual directors may have given different weight to different factors. The Blue Board viewed its decision as being a business judgment that was based on all of the information available to, and the factors presented to and considered by, the Blue Board. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Blue Board, before reaching its unanimous decision to recommend the Business Combination to the Blue shareholders, reviewed in detail information and analyses provided to the Blue Board by the Blue management team and advisors engaged by Blue, as further described below. Additionally, the Blue management team and the members of the Blue Board have extensive experience evaluating the financial merits of companies across a variety of industries, including data center, technology, infrastructure, energy sector and other companies and the Blue Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by Blue Board, as further described under the heading “Certain Blockfusion Unaudited Forecasts; Blue Financial Analyses,” included financial and operating forecasts prepared by Blockfusion management, and provided to Blue, as well as certain financial analyses carried out by the Blue management team based on such forecasts, each as further described below, and other relevant information selected based on the business experience and professional judgment of the Blue management team and the Blue Board. The due diligence and analyses conducted by the Blue management team and Blue’s advisors included:

●	meetings, including an on-site visit to the Niagara Facility, and calls with the management team and advisors of Blockfusion regarding, among other things, Blockfusion’s NYISO Zone-A hydroelectric power access, proximity to New York’s SMART I-corridor, Niagara Facility location and attributes, permitting and authorizations and management’s views regarding demand for AI workload and HPC-enabled hosting and other services;

●	in-depth discussions with Blockfusion management regarding the Company’s anticipated HPC/AI Transition, including meetings, calls and on-site review of aspects of the HPC/AI Development Plans developed by the Company hand-in-hand with industry-leading engineering, design and technical experts, together with Blockfusion management’s views regarding the anticipated demand HPC/AI power compute services;

●	review of material contracts (including Blockfusion’s current colocation lease agreements) and other material matters;

●	financial, tax, legal, intellectual property, technical, IT infrastructure, accounting, operational, business and other due diligence;

●	consultation with Blockfusion management and its legal counsel;

●	financial and valuation analysis of Blockfusion and its scalability and prospects, including review of the Blockfusion financial and operational forecasts, as well as comparative benchmarking to public company comparables collaboratively identified by Blockfusion management, with input from its financial advisor, and Blue;

●	fairness opinion provided by Houlihan Capital; and

●	financial analyses of Blockfusion, including the potential future business of Blockfusion after the HPC/AI Transition, and the Business Combination, as presented by the Blue management team to the Blue Board, as further described in the section entitled “Blue Financial Analyses” below.

At the conclusion of this process, the Blue Board determined that while, like all potential business deals, an acquisition of Blockfusion presents potential risks, nevertheless pursuing a potential business combination with Blockfusion would overall be an attractive opportunity for Blue and its shareholders for a number of reasons, including, but not limited to, the belief that (1) the proliferation of AI and machine learning workloads and resulting demand for high-performance, scalable, and energy-efficient data centers appears likely to continue, as traditional data centers services are unable to support AI training and inference workloads and other HPC applications; (2) among Blockfusion’s advantages, relative to its transition to become a HPC/AI DC, is the Company’s access reliable, clean and scalable hydroelectric and other power sources at the Niagara Facility the Company owns and operates; (3) Blockfusion has spent more than a year preparing detailed HPC/AI Development Plans with industry-leading engineering, construction and design consultants for an upgraded facility designed to host next-generation HPC/AI workloads; (4) Company management plans to undertake “core” HPC/AI construction and other transition efforts as soon as Blockfusion has access to sufficient capital to execute on its plans, from proceeds, if any, from the proposed Business Combination and other sources; (5) while Blockfusion management has not previously managed a HPC/AI data center, Blockfusion’s team has industry and data center operations knowledge and Blockfusion has traits and advantages suggesting, and Blockfusion management believes, that Blockfusion may be able transition to become a HPC/AI DC more rapidly than greenfield site developers and competitors lacking similar advantages; and (6) that, if Blockfusion is successful in achieving its goals, Blockfusion can currently be acquired at an attractive valuation.

In addition, based on its review of information about Blockfusion and its HPC/AI Transition-related and other business plans, together with the Forecasts provided by Blockfusion management to Blue, the results of the Blue management team’s financial analyses (as further described below) and other industry and market information, the factors considered by the Blue Board included, but were not limited to, the following:

●	Growing Market Opportunity. The Blue Board noted the increasing demand for data centers able to host next generation low-latency, high-density AI workloads and high-power computing applications.

●	Competitive Positioning. Blockfusion appears well-positioned to transition its legacy ASIC business to an HPC/AI DC model, subject to capital access and securing offtake agreement(s), given the Company’s foundational infrastructure and energy access, Niagara Facility location, detailed transition plans developed with industry-leading experts and experienced management team.

●	Facility Location. The Niagara Facility owned and operated by Blockfusion is strategically positioned proximate to New York’s SMART I-Corridor innovation hub, offering multi-carrier fiber connectivity and regional proximity to key endpoints such as major HPC and semiconductor operators, making the site’s location well-suited for latency-sensitive and data-intensive workloads that benefit from being near users, data sources, and interconnection hubs.

●	Power Access. The Company benefits from the Niagara Facility’s access to hydroelectric NYISO Zone A power, which, together with other sources of power, provides Blockfusion’s current business with reliable, clean and relatively low-cost power, with pathways towards expanded access, including through adjacent or other expansion opportunities, subject to receipt of applicable permits and approvals, potentially on faster timelines than greenfield and other projects requiring new utility interconnections and permitting.

●	Prepared for AI Transition. Working hand-in-hand with industry leading structural and architectural engineering and design teams, the Company has detailed, ready-to-deploy HPC/AI plans to transition the Niagara Facility and its rack configurations, cooling infrastructure and redundant fiber connectivity, among other attributes, to serve next-generation, high-density workloads. Management is fully committed to disciplined execution, focusing on technical resilience and speed-to-market.

●	Strong Management Team; Continuity. Blockfusion’s management and advisory team has deep experience in high-availability data center operation, large-scale project delivery and deployment of mission-critical operations, as well as long-standing industry relationships, including with power and utilities companies, leading engineering and design teams, potential client offtakers, end users and others, which experience the management team will leverage and build upon as the Company’s business continues to grow and change. Additionally, immediately after the Business Combination, significant Company Stockholders, most of whom are members of Blockfusion management, are expected to have voting control over Pubco as a result of the issuance to such holders of shares of Pubco Class B Common Stock at the Closing.

●	Potential Benefits to Business Combination. While the timeline and certainty to consummate the proposed Business Combination cannot be predicted, Blockfusion’s HPC/AI Transition readiness makes the Company well-positioned to benefit from advantages that going public through a transaction with Blue may offer, including the possibility that the Company receives proceeds, at the Closing from funds, if any, remaining in the Trust Account after satisfaction of redemptions, and accompanying Financing Transactions, if any such transactions are pursued and consummated.

●	Attractive Valuation. The Blue Board’s determination that if Blockfusion is successful in achieving its goals, Blue shareholders will have acquired their shares in Pubco at an attractive valuation based on the implied total enterprise to forward-looking EBITDA multiples of other guideline peer companies, as described under the section entitled “Certain Blockfusion Unaudited Forecasts; Blue Financial Analyses - Guideline Company Analyses.”

●	Terms and Conditions of the Business Combination. The terms and conditions of the Business Combination Agreement and the Business Combination were, in the opinion of the Blue Board, the product of arm’s-length negotiations between the parties.

●	Continued Ownership by Blue Stockholders. The Blue Board considered that Company Stockholders are converting all of their equity into Pubco securities in the proposed Business Combination and that shares of certain significant Company Stockholders will be subject to post-Closing lock-up restrictions.

●	Blockfusion Being an Attractive Target. The Blue Board considered the fact that, after a thorough review of other business combination opportunities reasonably available to Blue, the proposed Business Combination with Blockfusion represents the most attractive opportunity based upon the process used to evaluate and assess other potential acquisition targets.

In the course of its deliberations, in addition to the various other risks associated with the business of Blockfusion, as described in the section entitled “Risk Factors” and appearing elsewhere in this proxy statement/prospectus, the Blue Board also considered a variety of uncertainties, risks and other potentially negative reasons, factors and potentially negative outcomes relative to the proposed Business Combination, including the following:

●	Business Model Transition Evaluation Risk. Because of the anticipated significant changes to Blockfusion’s current business model and operations, it may be difficult for investors to evaluate the potential future business of Blockfusion following the HPC/AI Transition.

●	Access to Capital. To achieve Blockfusion’s plans to transition its business model become a next-generation HPC/AI data center will require enormous amounts of capital, currently predicted by Company management to exceed $900 million relative solely to “core” Niagara Facility construction, infrastructure and engineering expenses, excluding costs associated with expansion opportunities, among others, and there can be no guarantees that capital in such amounts will be available on terms acceptable to the Company or within Blockfusion’s desired timelines, if at all.

●	HPC/AI DC Transition. To achieve the results reflected in the Blockfusion management forecasts delivered to Blue (“Forecasts”), Blockfusion will need to, among other things, secure access to significant amounts of capital, retain at least one long-term HPC/AI colocation leasing agreement and successfully transition its Niagara Facility and business model to serve AI workload and HPC client requirements, which may take longer or require more resources than Blockfusion anticipates; even if such goals are achieved, post-Transition Blockfusion HPC/AI Business may not yield the results forecasted by Company management or lead to sustainable profitability for Blockfusion.

●	Growth Plans May Not be Achieved. For Blockfusion to achieve the estimated financial and operating results reflected in the Forecasts and continue to grow its business beyond information reflected therein, Blockfusion will need to acquire and potentially develop additional land and facilities, all which will require, among other things, access to additional significant amounts of capital, as well as additional licenses, permits and other approvals, some or all of which expansion and growth opportunities, once identified, may not be able to be consummated on terms acceptable to the Company and may cost more or take longer, perhaps significantly, than Company management currently anticipates, if such plans are achieved at all, which could limit Blockfusion’s ability to grow its business and remain competitive in the marketplace.

●	Competition. Blockfusion currently faces competition from a number of companies and expects to face significant competition in the future, as the number HPC/AI data center businesses expands. Different business models, technology and facility upgrades, geographical locations and additional factors may make the businesses of other companies more competitive than Blockfusion relative to customer demands, offtake or hosting agreement terms and in other respects, which may have material and negative effects on Blockfusion’s results of operations.

●	Project/Customer Risk. Developing high-availability, next generation workload-ready data center projects is challenging and not all projects may be as successful as predicted, or may encounter unforeseen interruptions, delays and challenges. Customer contracts, including long-term hosting agreements, can be terminated or modified, which, if any of the foregoing occurs, could be costly to Blockfusion and result in operating results that do not align with management expectations.

●	Expansion Risks. To date, Blockfusion’s operations have been concentrated at the Niagara Facility site, where, among other advantages, the Company is able to access NYISO Zone A power. To successfully expand into new geographical areas will be costly and time-consuming and may present unanticipated challenges relative to the Company’s business model, potentially including, among many other factors, it being potentially more costly to access reliable and sustainable power at other locations.

●	Permitting and Approval Risk. To successfully complete the transition to become an HPC/AI DC in accordance with the Company’s development plans will require the Company to, among other things, complete an environmental impact statement and obtain certain permissions and approvals from state and local authorities; additionally, other permissions and approvals are expected to be required as the Company continues to grow and expand over time. Delays in obtaining, or denial of, any of these impact statements, permits and approvals could materially adversely affect the Company’s business plans and prospects.

●	Indebtedness. The risk that Blockfusion may not be able to repay its outstanding indebtedness upon or prior to the consummation of the Business Combination, which could limit the Company’s ability to raise additional capital and have other adverse effects on the Company’s timeline or ability to pursue its business plans.

●	Increased Costs. Blockfusion may not be able to compete successfully if costs associated with its post-transition business model make the Company unable to deliver economically attractive hosting services to customers or compete with other HPC/AI data center companies.

●	Public Company Risk. Blockfusion has not previously been a public company and its current management team not previously managed a public company, accordingly, Blockfusion may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC. There is a risk that Blockfusion will not be able to hire the right people to timely fill in these gaps or that the Company’s compliance infrastructure may not be able to keep pace with the increased compliance risks presented by being a public company.

●	Key Person Risk. The risk that key Blockfusion personnel, including, without limitation, one or more of Blockfusion’s executive management team, could discontinue his or their involvement with Blockfusion or develop a competing business, and/or that Blockfusion management, including the holders of shares of Pubco Class B Common Stock, who are expected to have significant influence over the post-Closing business, may have goals or priorities that do not, in all cases, align with stockholders’ interests

●	Valuation. The risk that the Blue Board may not have properly valued Blockfusion’s current or future potential business in connection with the Business Combination.

●	Redemptions. The risk that holders of Blue Public Shares exercise their redemption rights, thereby depleting the amount of cash available from the Trust Account to fund Blockfusion’s business plans after the Business Combination.

●	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

●	Macroeconomic Uncertainty. Macroeconomic uncertainty and the effects they could have on Blockfusion’s revenues and financial performance.

●	Benefits May Not Be Achieved Risk. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

●	Infrastructure/Upgrade Risk. Assuming Blockfusion’s development plans proceed, the Company will need to significantly upgrade its existing cooling systems, technology and infrastructure to meet demands associated with AI workloads, which will be costly and time-consuming, and additional upgrades, which may also be costly and time-consuming, will be necessary from time to time and over time, as the Company’s business and the requirements of its clients continue to evolve.

●	Exchange Listing. The potential inability to maintain the listing of Pubco’s securities on a national exchange following the Closing.

●	Shareholder Vote Risk. The risk that Blue shareholders may fail to provide the votes necessary to approve the Business Combination.

●	Closing Conditions Risk. The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Blue’s control.

●	Liquidation. The risks and costs to Blue if the Business Combination with Blockfusion is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Blue being unable to effect a business combination within the completion window, which would require Blue to liquidate.

●	Conflicts of Interest. The possibility that the Blue Board and members of the Blue management team may have been influenced by conflicts between what may be in Blue’s best interests and what may be best for a director’s personal interests, including the possibility that if the Business Combination is not consummated, and Blue is forced to liquidate because it is unable to consummate another business combination within the timeframe permitted by the Current Charter, the Blue securities issued in private placement transactions consummated concurrent with the IPO would be worthless. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and Blue’s Officers and Directors in the Business Combination.”

●	Other Risks Factors. Various other risk factors associated with the business of Blockfusion, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In evaluating the conflicts of interest referenced above, the Blue Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for Blue’s IPO and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Blue with any other target business or businesses, and (iii) the Sponsor and the Blue Advisor will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco and the trading prices of Pubco shares.

After considering the foregoing, the Blue Board concluded, in its business judgment, that the potential benefits to Blue and its shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Fairness Opinion

Pursuant to the Current Charter, and as provided in the IPO Prospectus, in the event that Blue seeks to complete an initial business combination with a target that is affiliated with the Sponsor, its affiliates or Blue’s directors or officers, Blue, or a committee of independent directors, is required to obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions, stating that the consideration to be paid by Blue in such an initial business combination is fair to Blue from a financial point of view. Blue is not required to obtain such an opinion in any other context. As such, an opinion was not required under the Current Charter. However, The Blue Board obtained a fairness opinion from Houlihan Capital, dated November 17, 2025, which provided that, as of that date and based on and subject to the assumptions, limitations, qualifications and other conditions set forth therein, (i) the consideration to be issued or paid pursuant to the Business Combination Agreement is fair, from a financial point of view, to Blue and its shareholders, and (ii) Blockfusion has an aggregate fair market value equal to at least 80% of the balance of funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable). The Blue Board obtained such fairness opinion to (1) inform itself with respect to all material information reasonably available to it and (2) act with appropriate care in considering the Business Combination. See the section of this proxy statement/prospectus entitled “The Business Combination Proposal (Proposal 1) — Opinion of Houlihan Capital, the Blue Board’s Financial Advisor” for additional information.

Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination

When you consider the recommendation of the Blue Board to vote in favor of approval of the proposals, you should keep in mind that Blue’s directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a shareholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Blue. These interests include, among other things, the fact that:

●	that if the Business Combination or another initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 6,769,913 Class B Ordinary Shares, also referred to as the Founder Shares (which, upon consummation of an initial business combination or earlier, in accordance with the terms of the Current Charter, will or may be converted into Blue Class A Ordinary Shares) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to the terms of the Insider Letter, the Founder Shares are subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable until the earlier of (A) six months after the completion of Blue’s initial business combination or (B) subsequent to Blue’s initial business combination, (i) the date on which Pubco consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties or (ii) the closing price of Pubco Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. The Sponsor may, on or before the Closing, distribute some or all of the Founder Shares held by it and such distributed Founder Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements. In this regard, while the Founder Shares are not the same as the Blue Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Blue Class A Ordinary Shares, and may become worthless if Blue does not complete a business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the aggregate value of the 6,769,913 Founder Shares owned by the Sponsor is estimated to be approximately $[_] million, assuming the per share value of the Founder Shares is the same as the $[_] closing price of the Blue Class A Ordinary Shares on Nasdaq on [_], 2025;

●	that if the Business Combination or another Blue initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 391,000 Blue Private Placement Units held by the Sponsor will expire worthless. The Sponsor purchased the Blue Private Placement Units at an aggregate purchase price of $3,910,000, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Blue Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Blue has completed an initial business combination. In this regard, while the Blue Private Placement Units are not the same as the Blue Public Units, the aggregate value of the 391,000 Blue Private Placement Units held by the Sponsor is estimated to be approximately $[_] million, assuming the per unit value of the Blue Private Placement Units is the same as the $[_] closing price of the Blue Public Units on Nasdaq on [_], 2025;

●	that if the proposed Business Combination is consummated, immediately after the Closing, the Sponsor is anticipated to hold 9.9% of the outstanding shares of Pubco Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities,” assuming, among other assumptions further described in aforementioned other sections of this proxy statement/prospectus, no redemptions of Public Shares prior to or in connection with the proposed Business Combination;

●	that each of Blue’s officers and directors holds indirect interests in the Founder Shares held by Blue Holdings, the managing member of the Sponsor. Blue Holdings has allocated 75,000 Founder Shares to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors, indirectly through membership interests in Blue Holdings. In addition, Dario Dino Ferrari, a director, has an indirect economic interest in Blue Holdings through his ownership of 10,000 Class B Units in Blue Holdings representing Blue Private Placement Units purchased by him for $100,000. As a result of their indirect interest in the Founder Shares through membership interests in Blue Holdings, Blue’s management team may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

●	that the Sponsor has invested an aggregate of $3,935,000 (consisting of $25,000 for the Founder Shares and $3,910,000 for the Blue Private Placement Units). Based on the difference in the effective purchase price of $0.004 per share paid for the Founder Shares, and $10.00 per unit paid for the Blue Private Placement Units, as compared to the purchase price of $10.00 per Blue Public Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return on their investment even if the share price of Pubco after the Closing falls below the price initially paid for the Blue Public Units in the IPO and the non-redeeming unaffiliated Blue Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Blue, up to $1,500,000 of such working capital loans may be convertible into Blue Private Placement Units at the option of the lender, such loans may not be repaid if no business combination is consummated and Blue is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Blue consummates an initial business combination, it is possible that Blue’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Blue’s officers and directors have not incurred (nor are any of them expecting to incur)) out-of-pocket expenses exceeding such funds available to Blue for reimbursement thereof (but provided, further, that if any such expenses are incurred prior to consummation of the Business Combination, Blue’s officers, directors and the Sponsor may not receive reimbursement therefor if the proposed Business Combination is not consummated);

●	that if the Trust Account is liquidated, including in the event Blue is unable to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the Sponsor has agreed that it will be liable to Blue, if and to the extent any claims by a third party for services rendered or products sold to Blue or a prospective target business with which Blue has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of income taxes, if any, and up to $100,000 of dissolution expenses, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Blue’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Blue’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that Ketan Seth is the Chief Executive Officer and a director of Blue and has been nominated to serve as a director of Pubco following the Closing. As such, in the future, Mr. Seth may receive any cash fees or equity awards that the Pubco Board determines to pay its directors;

●	that Blue’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Business Combination Agreement;

●	that Alberto Pontonio, a registered broker-dealer associated with Roberts & Ryan, one of the IPO Underwriters, and an advisor of Blue who has been authorized by the Blue Board to provide support to Blue’s management, on behalf of the Blue Board, in the identification, evaluation, negotiation and, ultimately, consummation of an initial business combination, including the proposed Business Combination, holds 300,000 Founder Shares and has been nominated to serve as a director of Pubco following the Closing. The 300,000 shares of Pubco Class A Common Stock issuable at Closing in exchange for the 300,000 Founder Shares held by the Blue Advisor will be issued for the benefit of Roberts & Ryan, for the benefit of the Blue Advisor. If Blue fails to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders) and is forced to liquidate, the Founder Shares will expire worthless. Aside from the 300,000 Founder Shares, the Blue Advisor has not and will not receive any compensation for his services to Blue (although he may receive additional compensation as part of his association with Roberts & Ryan, to the extent that Roberts & Ryan, receives deferred underwriting fees payable to the IPO Underwriters upon consummation of the Business Combination and/or in connection with the engagement of Roberts & Ryan as financial advisor and placement agent for any Financing Transactions). However, in the future, he may receive any cash fees or equity awards that the Pubco Board determines to pay its directors. As such, the Blue Advisor may have a conflict of interest in determining whether a particular target business is an appropriate business with which Blue should effectuate an initial business combination;

●	that on December 2, 2025, Blockfusion issued a promissory note to Ketan Seth, Blue’s Chief Executive Officer and director, pursuant to which Mr. Seth agreed to loan Blockfusion up to an aggregate principal amount of $150,000 for payment of certain expenses related to the Business Combination. Interest on the Ketan Seth Promissory Note accrues on the outstanding principal balance at a rate of 12% per annum, calculated on a simple interest basis. The entire unpaid principal balance, together with all accrued and unpaid interest on the Ketan Seth Promissory Note shall be due and payable on December 2, 2026, 12 months from its issuance; and

●	that the Sponsor, Blue’s officers and directors or their affiliates may be paid finder’s fees, advisory fees, consulting fees or success fees in order to effectuate the completion of Blue’s initial business combination. Blue also may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with its initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Any such payments, if made prior to the completion of Blue’s initial business combination, would be made from funds held outside of the Trust Account. Although no terms for any such arrangements have been determined as of the date hereof and no written agreements exist with respect to such arrangements, if such compensation is substantial it could result in material dilution to the equity interests of the Public Shareholders.

In addition to the interests of the Sponsor and Blue’s executive officers and directors in the Business Combination, Blue shareholders should be aware that the IPO Underwriters (BTIG, LLC and Roberts & Ryan, Inc.) may also have financial interests that are different from, or in addition to, the interests of Blue shareholders, including the fact that:

●	pursuant to the terms of the Underwriting Agreement, the IPO Underwriters will receive deferred underwriting fees in an amount equal to up to $0.35 per Blue Public Unit issued in the IPO, or $7,043,750, and such fees are payable only if Blue completes an initial business combination. The deferred commissions will be payable as follows: (i) $0.20 per Blue Public Unit sold in the IPO shall be paid to the IPO Underwriters in cash, and (ii) $0.15 per Blue Public Unit sold in the IPO shall be paid to the underwriters in cash based on the funds remaining in the Trust Account after giving effect to Public Shares that are redeemed in connection with an initial business combination;

●	the IPO Underwriters hold an aggregate of 201,250 Blue Private Placement Units, which they purchased in the Private Placement at a price of $10.00 per Blue Private Placement Units, or $2,012,500 in the aggregate. The Blue Private Placement Units held by the IPO Underwriters will expire worthless if a business combination is not consummated by Blue by the end of the Combination Period;

●	the IPO Underwriters hold an aggregate of 175,000 Representative Shares, which they purchased for $0.001 per share, or $175 in the aggregate. The IPO Underwriters have agreed to waive any entitlement to participate in any redemption or liquidating distributions with respect to such shares. The Representative Shares may not be sold or transferred until after Blue has completed an initial business combination. As such, the Representative Shares will be worthless if a business combination is not consummated by Blue by the end of the Combination Period; and

●	Blue and the IPO Underwriters are parties to that certain Placement Agent Engagement Letter, dated as of November 2, 2025, pursuant to which Blue engaged the IPO Underwriters to act as capital markets advisors in connection with the Business Combination and as placement agents in connection with any Financing Transaction. BTIG, LLC will act as the lead capital markets advisor and placement agent. Pursuant to the Placement Agent Engagement Letter, the IPO Underwriters are entitled to receive (1) a cash fee upon the consummation of any Financing Transaction in an amount equal to (i) 5% of the gross proceeds raised from the sale of equity securities, (ii) 4% the gross proceeds raised from the sale of equity-linked securities and (iii) the gross proceeds raised from the sale of debt securities in the Financing Transaction, excluding expenses and (2) a cash fee upon the consummation of the Business Combination in an amount equal to two million dollars ($2,000,000); provided, that, in the event that the Placement Fee exceeds three million dollars ($3,000,000), fifty percent (50%) of the amount of such Placement Fee that exceeds three million dollars ($3,000,000) and that has been paid to the IPO Underwriters at the time that any Advisory Fee become due shall be credited against the Advisory Fee, provided, further, that such credit shall not exceed one million dollars ($1,000,000). 85% of any Placement Fee and/or Advisory Fee will be payable to BTIG, LLC, and 15% will be payable to Roberts & Ryan, Inc. The IPO Underwriters will also be reimbursed for certain reasonable out-of-pocket expenses incurred by them in connection with the performance of such services. Further, following the closing of the Business Combination, BTIG, LLC shall have a right of first refusal for a period of one (1) year thereafter to act as the lead-managing underwriter and/or lead bookrunner in the case of any public offering.

These interests may have influenced the Blue Board in making their recommendation that you vote in favor of the approval of the Business Combination. The members of the Blue Board were aware of and considered these interests, among other matters, when they approved the Business Combination and recommended that Blue shareholders approve the proposals required to effect the Business Combination. The Blue Board determined that the overall benefits expected to be received by Blue and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from these interests. In addition, the Blue Board determined that potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the IPO Prospectus and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Blue with any other target business or businesses, and (iii) the Sponsor will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco’s stock.

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor

Blue’s Sponsor, Blue Holdings Sponsor LLC, a Delaware limited liability company, and its affiliates have received or may receive the following consideration from Blue prior to or in connection with the completion by Blue of an initial business combination in accordance with the terms of Blue’s governing documents (including upon the Closing of the proposed Business Combination):

	Interest in Securities	Other Consideration
Sponsor

At Closing, the Sponsor will hold a total of 7,200,013 shares of Pubco Class A Common Stock, which will be issued in exchange for (i) 6,769,913 Founder Shares purchased by the Sponsor prior to Blue’s IPO for an aggregate price of $25,000 (or $0.004 per share), (ii) 391,000 Blue Class A Ordinary Shares included as part of the Blue Private Placement Units that were purchased by the Sponsor at the time of Blue’s IPO for an aggregate price of $3,901,000 (or $1.00 per unit), and (i) 39,100 Blue Class A Ordinary Shares underlying Blue Private Share Rights that were included in the Blue Private Placement Units.

Of the 6,769,913 Founder Shares held by the Sponsor, 75,000 Founder Shares have been allocated to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors (not including the Blue Advisor).

The 300,000 shares of Pubco Class A Common Stock issuable at Closing in exchange for the 300,000 Founder Shares held by the Blue Advisor will be issued for the benefit of Roberts & Ryan, for the benefit of the Blue Advisor.

If any such loans are issued by the Sponsor and remain unpaid prior to Closing, up to $1,500,000 of working capital loans by the Sponsor to Blue, which may be convertible into Blue Private Placement Units at the Closing, would, if not so converted, be repaid (or converted) at the Closing; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding.

Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Payment to Blue Holdings, the managing member of the Sponsor, in an amount equal to $5,000 per month for office space, utilities and secretarial and administrative support made available to Blue, pursuant to an Administrative Services Agreement, dated June 12, 2025, by and between Blue and Blue Holdings.

Because the Sponsor acquired the Founder Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing. Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Blue’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the Blue Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor and Company Stockholders hold in Pubco immediately after the Closing?” and “The Business Combination Proposal (Proposal 1) — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

Recommendation to Blue Shareholders

After careful consideration, the Blue Board has unanimously approved the Business Combination Agreement and the Transactions comprising the Business Combination and determined that each of the proposals to be presented at the Blue Extraordinary General Meeting is fair, advisable and in the best interests of Blue and Blue’s shareholders and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

For a description of various factors considered by the Blue Board in reaching its decision to recommend in favor of voting for each of the proposals to be presented at the Blue Extraordinary General Meeting, see the section herein titled “Blue Board’s Reasons for the Approval of the Business Combination.”

The Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the related agreements; a copy of the Business Combination Agreement is attached as Annex A hereto, which is incorporated herein by reference. Blue shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section are defined in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Blue does not believe that the disclosure schedules contain information that is material to an investment decision.

On November 19, 2025, Blue entered into the Business Combination Agreement with Blockfusion, Pubco, Blue Merger Sub and Company Merger Sub. Pursuant to the Business Combination Agreement and subject to the terms and conditions set forth therein, (i) on or prior to the Closing, the holders of Company Series Seed Preferred Stock and Company Series A Preferred shall convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Class A Common Stock and Company Class B Common Stock, at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Second Amended and Restated Certificate of Incorporation of the Company, as currently in effect (the “Company Current Charter”), in the Preferred Conversion, (ii) and on the Closing Date, (A) Blue Merger Sub will merge with and into Blue in the Blue Merger, with Blue continuing as the surviving entity and, as a result of which, each issued and outstanding security of Blue immediately prior to the effective time of the Blue Merger shall no longer be outstanding and shall automatically be cancelled and extinguished in exchange for which the security holders of Blue shall receive substantially equivalent securities of Pubco, (B) Company Merger Sub will merge with and into Blockfusion in the Company Merger, with Blockfusion continuing as the surviving entity, and as a result of which each issued and outstanding security of Blockfusion immediately prior to the effective time of the Company Merger shall no longer be outstanding and shall automatically be cancelled in exchange for which the Company Security Holders shall receive shares of Pubco Common Stock, with holders of Company Class B Common Stock receiving shares of Pubco Class B Common Stock, which will have the same economic rights as the Pubco Class A Common Stock, but will have the right to twenty (20) votes per share for such shares of Company Class B Common Stock, and holders of Company Class A Common Stock receiving shares of Pubco Class A Common Stock for such shares of Company Class A Common Stock. As a result of the Mergers and the other Transactions, Blue and Blockfusion will become wholly-owned subsidiaries of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement, and Pubco will become a publicly traded company.

Additionally, at the Effective Time, each outstanding and unexercised Company Option will be assumed by and become an option of Pubco containing the same terms, conditions, vesting and other provisions as are currently applicable to such Company Options, provided that each Assumed Option will be exercisable for the number of shares of Pubco Class A Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Class A Common Stock subject to the Company Option as of immediately prior to the Effective Time, rounded down to the nearest whole number, at an exercise price equal to the per share exercise price of the Company Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

Additionally, at the Effective Time, each outstanding and unexercised Company Warrant will be assumed by Pubco and become a warrant to purchase shares of Pubco Class A Common Stock containing the same terms, conditions, vesting and other provisions as are currently applicable to such Company Warrants, provided that each Assumed Warrant will be exercisable for the number of shares of Pubco Class A Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Class A Common Stock subject to the Company Warrant as of immediately prior to the Effective Time, rounded up to the nearest whole share, at an exercise price equal to the per share exercise price of the Company Warrant divided by the Exchange Ratio, rounded down to the nearest whole cent.

Consideration

The aggregate consideration to be delivered to the Company Security Holders as of the Effective Time will be a number of newly issued shares of Pubco Common Stock equal to Four Hundred Fifty Million U.S. Dollars ($450,000,000), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Preferred Conversion), a number of shares of Pubco Common Stock determined based on an Exchange Ratio equal to a quotient, (i) the numerator of which is equal to the Merger Consideration divided by the number of fully diluted shares of Company Common Stock, and (ii) the denominator of which is equal to the Redemption Price, with holders of Company Class B Common Stock receiving shares of Pubco Class B Common Stock and holders of shares of Company Class A Common Stock receiving shares of Pubco Class A Common Stock

Representations and Warranties

The Business Combination Agreement contains representations and warranties that are reasonably customary for similar transactions that are made by the parties as of the date of the Business Combination Agreement, or other specified dates, solely for the benefit of certain of the parties to the Business Combination Agreement, and in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Agreements to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party to the Business Combination Agreement has agreed to use its commercially reasonable efforts, and to cooperate fully with one another, to consummate the Transactions. The Business Combination Agreement also contains certain customary covenants by each of the parties that apply during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), including (i) the provision of access to the applicable party’s properties, books and personnel; (ii) the operation of the parties’ respective businesses in the ordinary course of business; (iii) the current and timely filing of Blue’s public filings; (iv) no insider trading; (v) notifications to the other parties of certain breaches, consent requirements and other matters; (vi) obtaining third party and regulatory approvals; (vii) tax matters; (viii) further assurances; (ix) public announcements; (x) confidentiality; and other covenants. The Business Combination Agreement also contains certain customary post-Closing covenants, including, without limitation, in regard to (1) tax matters; (2) the maintenance of books and records; and (3) the indemnification of directors and officers. Additionally:

Each of Blue and Blockfusion will not solicit or enter into a competing alternative transaction, in accordance with customary terms and provisions set forth in the Business Combination Agreement.

Blue will not approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition proposal (as defined in the Business Combination Agreement), or otherwise change, withdraw, withhold, qualify or modify its recommendation to its shareholders for approval of the Business Combination Agreement and the Transactions (a “Change in Recommendation”); provided, however, that if at any time prior to (but not after) obtaining the approval of the Blue shareholders, the Blue Board determines in good faith, in response to an Intervening Event (as defined in the Business Combination Agreement) after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would be a breach of its fiduciary duties under applicable law, then the board may make a Change in Recommendation, provided that Blue delivers, pursuant to procedures set forth in the Business Combination Agreement, written notice advising Blockfusion that the Blue Board proposes to take such action and containing the material facts underlying the board’s determination. If requested by Blockfusion, Blue will use its reasonable best efforts to engage in good faith negotiations with Blockfusion to make adjustments in the terms and conditions of the Business Combination Agreement that obviate the need for a Change in Recommendation.

Blockfusion will deliver to Blue financial statements of Pubco and Blockfusion audited by a PCAOB-qualified auditor in accordance with PCAOB auditing standards, accompanied by an unqualified opinion of the auditor thereon (collectively, the “Audited Financials”), as soon as reasonably practicable after the date of the Business Combination Agreement but no later than thirty (30) days from the date of the Business Combination Agreement (the “Audit Delivery Date”). In addition, Blockfusion and Pubco will deliver to Blue unaudited monthly and quarterly financial information through the Closing Date and Pubco will deliver to Blue Pubco’s interim financial statements for such periods as required by applicable law or SEC Guidance to be included in the Registration Statement (as defined below).

Blue, Blockfusion and Pubco will, as promptly as practicable after the date of the Business Combination Agreement, prepare and file with the SEC, a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of the securities of Pubco to be issued pursuant to the Transactions, and containing a proxy statement/prospectus for the solicitation of proxies from Blue shareholders to approve the Business Combination Agreement, the Transactions and related matters at an extraordinary general meeting of Blue’s shareholders, and providing Blue’s public shareholders with an opportunity to request redemption of their Public Shares in connection with the Transactions, as required by the Current Charter and Blue’s IPO Prospectus.

As promptly as practicable after the Registration Statement has become effective and been distributed by Pubco (and in all cases within ten (10) days following such date), Blockfusion will solicit a written consent of its stockholders in order to obtain the requisite vote of its stockholders to approve the Business Combination Agreement and each of the Ancillary Agreements to which Blockfusion is or is required to be a party or bound and the consummation of the transactions contemplated thereby (the “Company Stockholder Approval”) and to take all other actions necessary or advisable to secure the Company Stockholder Approval, including enforcing the Company Support Agreements (as described below). At the request of Blue, Blockfusion shall make the members of its management reasonably available to participate in management presentations, “road shows,” rating agency presentations, meetings with financing sources and similar events in connection with obtaining the approval of Blue shareholders, any “share recycling” efforts by Blue and the obtaining of any debt or equity financing, ratings or governmental or other third-party approvals.

The parties shall take all action necessary so that, effective at the Closing, the Pubco Board will consist of seven (7) individuals, two (2) of whose members will be designated by Blue (at least one (1) of whom shall be an independent director in accordance with the requirements of Nasdaq), four (4) of whose members will be designated by Blockfusion (at least two (2) of whom shall be an independent director in accordance with the requirements of Nasdaq), and one (1) additional member (who shall be an independent director in accordance with the requirements of Nasdaq) to be mutually agreed upon by Blue and Blockfusion prior to the Closing. The parties shall also take all action necessary so that the individuals serving as the chief executive officer and chief financial officer (or such equivalent role whose duties include those of the principal accounting officer), respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of Blockfusion immediately prior to the Closing (unless, at its sole discretion, Blockfusion desires to appoint another qualified person to either such role, in which case, such other person(s) identified by Blockfusion shall serve in such role or roles).

During the Interim Period, Blue and Blockfusion shall use reasonable best efforts to enter into written agreements for Financing Transactions with an aggregate proceeds of at least $100 million (on such terms and structuring and using such strategy, placement agents and approach, as Blue and Blockfusion shall mutually agree). “Financing Transaction” means a capital raising transaction in connection with the Transactions structured as one or a combination of common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to the Trust Account, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into Blue, Blockfusion or Pubco.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties, unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of each of Blue’s shareholders and Blockfusion’s stockholders; (ii) the expiration or termination of any waiting period applicable to the consummation of the Business Combination Agreement under any antitrust laws; (iii) obtaining material regulatory approvals; (iv) no law or order preventing or prohibiting the Transactions; (v) appointment of the Pubco Board consistent with the requirements of the Business Combination Agreement; (vi) the effectiveness of the Registration Statement; (vii) Pubco shall have amended and restated its certificate of incorporation in a form satisfactory to Blue and Blockfusion; (viii); (ix) Pubco Class A Common Stock shall have been approved for listing on Nasdaq upon the Closing; and (x) Pubco shall have adopted, on or prior to the Closing, an equity incentive plan in a form satisfactory to Blue and Blockfusion, and which will provide for awards for a number of shares of Pubco Class Common Stock equal to five (5%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing.

In addition, unless waived by Blockfusion, the obligations of Blockfusion to consummate the Transactions are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations of Blue relating to organization and standing, authorization, non-contravention, capitalization (other than the first sentence of such representation in the Business Combination Agreement) and finders and brokers being true and correct in all material respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (ii) the representations and warranties of Blue set forth in the first sentence of the capitalization representation being true and correct in all respects (except for de minimis inaccuracies) on and as of the date of the Business Combination Agreement and as of the Closing Date; (iii) all other representations and warranties of Blue being true and correct (without giving effect to any limitations as to “materiality” or any similar limitation set forth herein) in all respects on and as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a SPAC Material Adverse Effect (as defined in the Business Combination Agreement); (iv) Blue having performed in all material respects its obligations and complied in all material respects with the covenants and agreements under the Business Combination Agreement required to be performed or complied with by Blue on or prior the Closing Date; (v) the Amended and Restated Registration Rights Agreement being in full force and effect as of the Closing: and (vi) the sum of (i) the aggregate cash proceeds available for release from the Trust Account (after giving effect to the completion and payment of the Redemption), plus (ii) the net proceeds of any Financing Transactions, shall equal or exceed $75,000,000 after deducting all Expenses of Blue and Blockfusion.

Unless waived by Blue, the obligations of Blue to consummate the Transactions are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations of Blockfusion relating to organization and standing, authorization, non-contravention, capitalization (other than the first sentence of such representation in the Business Combination Agreement) and finders and brokers being true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (ii) the representations and warranties set forth in the first sentence of the capitalization representation being true and correct in all respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (iii) all other representations and warranties of Blockfusion being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all respects on and as of the date of the Business Combination Agreement and on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Material Adverse Effect; (iv) Blockfusion, Pubco and Merger Subs (collectively, the “Target Companies”) having performed in all material respects all of their respective obligations and complied in all material respects with all of their agreements and covenants under the Business Combination Agreement required to be performed or complied with on or prior the Closing Date; (v) absence of any Material Adverse Effect with respect to the Target Companies since the date of the Business Combination Agreement; (vi) each Non-Competition Agreement, each Lock-Up Agreement, the Company Support Agreement and the Amended and Restated Registration Rights Agreement being in full force and effect as of the Closing; (vii) the Preferred Conversion having been completed; (viii) certain loans issued by the Company to its officers and directors having been repaid or cancelled; (ix) Blue and Pubco having received employment agreements, in each case effective as of the Closing, in form and substance reasonable to Blue, between certain employees and Pubco, and each such employment agreement duly executed by the parties thereto; and (x) Blockfusion shall have delivered to Blue evidence that consents from certain specified lenders have been received.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either Blue or Blockfusion if the Closing does not occur by May 31, 2026, or such other date as may be extended pursuant to the Business Combination Agreement.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of Blue and Blockfusion; (ii) by written notice by either Blue or Blockfusion to the other if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by Blockfusion for Blue’s uncured material breach of the Business Combination Agreement, such that the related closing condition would not be met; (iv) by Blue for Blockfusion’s uncured material breach of the Business Combination Agreement, such that the related closing condition would not be met; (v) by Blue, if there shall have been a Material Adverse Effect on the Target Companies following the date of the Business Combination Agreement which is uncured and continuing; (vi) by either Blockfusion or Blue if Blue holds its shareholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; (vii) by either Blockfusion or Blue if Blockfusion holds its stockholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; and (viii) by written notice from Blue to Blockfusion if Blockfusion has not delivered the Audited Financials on or before the Audit Delivery Date.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, effect of termination, fees and expenses, trust fund waiver, and customary miscellaneous provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to such termination.

Trust Account Waiver

Blockfusion agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law

The Business Combination Agreement is governed by New York law, provided that matters that are required to be governed by the laws of the Cayman Islands (including, without limitation, in respect of the Blue Merger and the fiduciary duties that may apply to the directors and officers of the parties) shall be governed by the laws of the Cayman Islands and, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

Ownership of Pubco after the Business Combination

Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”), (i) the Public Shareholders are expected to own approximately 30.3% of the outstanding shares of Pubco Common Stock, (ii) the Sponsor is expected to own approximately 9.9% of the outstanding shares of Pubco Common Stock, (iii) the IPO Underwriters are expected to own approximately 0.5% of the outstanding shares of Pubco Common Stock, (iv) the Blue Advisor is expected to own approximately 0.4% of the outstanding shares of Pubco Common Stock, and (v) the Company Stockholders are expected to own approximately 58.9% of the outstanding shares of Pubco Common Stock. It is anticipated that upon completion of the Business Combination, the Public Shareholders would retain voting power of approximately 5.6% in Pubco, the Sponsor would have voting power of approximately 1.8% of Pubco, IPO Underwriters would have voting power of approximately 0.1% of Pubco, the Blue Advisor would have voting power of approximately 0.1% of Pubco, and the Company Stockholders would have voting power of approximately 92.4% of Pubco.

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) no Public Shareholders redeem Public Shares prior to or in connection with the Business Combination, (ii) there are no pre-Closing transfers, distributions or forfeitures of securities held by the Sponsor, (iii) that all outstanding Blue Share Rights have been converted into shares of Pubco Class A Common Stock at Closing, (iv) that no Assumed Options or Assumed Warrants are converted or exercised post-Closing, and (v) no shares of Pubco Common Stock are issued pursuant to the Incentive Plan. If actual facts are different from these assumptions, which they are likely to be, the percentage ownership retained by the Blue shareholders and Company Security Holders in Pubco, and the associated voting power, will be different.

Dual Class Structure After Consummation of the Business Combination

The Charter Proposal proposes to approve the Proposed Charter which will authorize the issuance of an aggregate of 1,000,000,000 shares, of which 500,000,000 shares will be shares of Pubco Class A Common Stock, 200,000,000 shares will be shares of Pubco Class B Common Stock, and 300,000,000 shares will be shares of Pubco Preferred Stock. The dual class common stock structure provides Pubco’s founders with the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of Pubco Common Stock. Holders of shares of Pubco Class A Common Stock will be entitled to cast one (1) vote per share of Pubco Class A Common Stock, and the holders of shares of Pubco Class B Common Stock will be entitled to cast twenty (20) votes per share of Pubco Class B Common Stock. The Proposed Charter provides that each share of Pubco Class B Common Stock may be converted, at any time, into one share of Pubco Class A Common Stock at the option of the holder of Pubco Class B Common Stock, which, if issued in the future, could result in dilution to holders of Pubco Class A Common Stock. For more information on Pubco’s capital stock, see the section titled “Description of Securities of Pubco” and “Risk Factors – Risks Related to Ownership of Pubco Common Stock – The dual class structure of the Pubco Common Stock will have the effect of concentrating voting power with Blockfusion’s founders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control” and “Risk Factors – Risks Related to Ownership of Pubco Common Stock – The Proposed Charter provides for a dual-class multiple voting Pubco Common Stock structure, and Pubco cannot predict the effect this structure of the Pubco Common Stock may have on the market price of the Pubco Class A Common Stock” for more information.

Controlled Company

Upon the consummation of the Business Combination, Alex Martini-Lo Manto, Kant Trivedi, Robert Scott and Gustavo Mana will hold an aggregate of approximately 87.1% of the voting power of Pubco’s outstanding capital stock following the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”). As a result, Pubco will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management of Pubco Following the Business Combination – Controlled Company” and “Risk Factors – Risks Related to Ownership of Pubco Common Stock – Following the Business Combination, Pubco will become a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are subject to such requirements” for more information.

U.S. Federal Income Tax Consequences

The material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section entitled “U.S. Federal Income Tax Considerations” beginning on page 157, which contains a detailed discussion of the U.S. federal income tax consequences of the Business Combination and the redemption of Public Shares for cash if you so elect if the Business Combination is completed. You should also consult your tax advisor for a complete analysis of the effect of the Business Combination on your federal, state and local and/or foreign taxes.

Risk Factors

In evaluating the Business Combination and the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 30 of this proxy statement/prospectus. Among these important risks are the following:

SUMMARY RISK FACTORS

In evaluating the proposals to be presented at the Blue Extraordinary General Meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related to Blockfusion’s business are summarized below. References in the summary below to “we,” “us,” “our” and “the Company” refer to Blockfusion.

Risks Related to Blockfusion and Our HPC/AI Transition

●	Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.
●	Our HPC/AI Transition plans will take significant time and expenditure to implement and our efforts may not be successful.

●	Our post-transition HPC/AI business may not perform as planned.
●	We depend on a small number of current customers of which we derive substantially all of our current revenues; we expect to need to secure new HPC/AI customers as part of our HPC/AI Transition plans, of which there may also be a limited number.

●	We may not be able to timely complete our forecasted revenues and earnings or within our anticipated cost estimates, if at all.
●	We may be unable to access sufficient additional capital for our HPC/AI Transition plans.

●	We may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power.

●	Our ability to serve high-performance AI workloads depends on delivering sufficient power density and cooling capacity

●	We plan to finance our HPC/AI Transition plans primarily by issuing new shares of our common stock in public offerings, which dilutes the ownership interests of our current stockholders, and which may adversely affect the market price of our securities.

●	We have a history of operating losses, and we may report additional operating losses in the future.

●	We have a material weakness in our internal control over financial reporting. If Blockfusion is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect Blockfusion’s business and operating results.

●	Delays or failures in obtaining necessary permits, approvals, and regulatory compliance could impede our HPC/AI Transition plans and operations.
●	Our increased focus on HPC/AI services may expose us to increased competition.
●	We will not be able to compete effectively unless our technology, infrastructure and facilities continue to evolve in parallel with changing customer demands and market preferences.
●	The HPC/AI Transition represents a material shift in Blockfusion’s business model from its historical operations.
●	Expansion of our existing facilities could expose us to additional risks.
●	Economic and geopolitical events and macroeconomic conditions may create increased uncertainty and price changes.

Risks Related to Our Bitcoin Mining Colocation Operations During Our Business Transition Period

●	The lack of regulation of digital asset exchanges which Bitcoin, and other cryptocurrencies, are traded on may expose us to the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space and can adversely affect an investment in the Company.

Risks Related to Our Legacy Operations

●	We depend on third-party network connectivity and telecommunications infrastructure providers.

●	We plan to make considerable investments in our information technology systems and processes. Difficulties from or disruptions to these efforts may interrupt our normal operations and adversely affect our business and results of operations.

●	The development and advancement in the efficiency of AI models presents risks and challenges that may adversely impact our business and operating results.

●	Supply chain and logistics issues for us, our contractors or our suppliers may frustrate or delay our expansion plans or increase the cost of constructing our infrastructure.

●

We may be vulnerable to climate-related risks, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, hail, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Risks Related to Governmental Regulation and Enforcement

●	Changing environmental regulation and public energy policy may expose our business to new risks. .
●	We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

Risks Related to the Business Combination and Blue

●

The ability of Blue shareholders to exercise redemption rights with respect to a large number of Public Shares, the terms of the proposed Business Combination or other factors may not allow Blue to complete the Business Combination or optimize its capital structure.

●

Past performance by any member of the Blue management team or Blue Board, the Sponsor or any of their respective affiliates, may not be indicative of future performance of an investment in Blue or Pubco.

●

The Sponsor paid nominal consideration for the Founder Shares it holds. As a result, the Sponsor may make a substantial profit if the Business Combination is consummated, even if the shares held by the Sponsor lose substantial value and even if the Business Combination arguably may not be in the best interests of Blue’s Public Shareholders.

●	Blue’s directors and officers may have interests in the Business Combination that differ from the interests of Blue’s shareholders.
●	Blue’s non-redeeming shareholders and Company Stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

Risks Related to Ownership of Pubco Common Stock

●	An active market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

●	Pubco’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.
●	The dual class structure of the Pubco Common Stock will have the effect of concentrating voting power with Blockfusion’s founders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Risks Related to the Redemption

●	There is no guarantee that a Public Shareholder’s decision whether to redeem its Blue Ordinary Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BLUE

The following table sets forth selected historical financial information of Blue derived from Blue’s unaudited financial statements included elsewhere in this proxy statement/prospectus for the three months ended September 30, 2025 and for the period from February 10, 2025 (Inception) through September 30, 2025, and from Blue’s audited financial statements included elsewhere in this proxy statement/prospectus for the period from February 10, 2025 (Inception) through February 28, 2025. Such financial information should be read in conjunction with Blue’s audited financial statements and related notes included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected historical financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blue” and Blue’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	Three Months	For the Period From February 10, 2025 (Inception)	For the Period From February 10, 2025 (Inception)
	Ended	Through	Through
	September 30, 2025	September 30, 2025	February 28, 2025
Income Statement Data:
Loss from operations	$(239,398)	$(377,646)	$(11,741)
Other income	$2,118,483	$2,440,359	$-
Net income (loss)	$1,879,085	$2,062,713	$(11,741)
Weighted average shares outstanding of redeemable Class A ordinary shares	20,125,000	9,155,579	-
Basic and diluted net income per share, redeemable Class A ordinary shares	$0.10	$0.79	$-
Weighted average shares outstanding of non-redeemable Class A and Class B ordinary shares	7,837,163	6,976,822	6,147,750
Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.01)	$(0.74)	$(0.00)

	September 30, 2025	February 28, 2025
Balance Sheet Data:
Total assets	$204,890,324	$57,000
Total liabilities	$7,142,772	$43,741
Total Class A ordinary shares subject to possible redemption	$203,677,270	$-
Total shareholders’ (deficit) equity	$(5,929,718)	$13,259

SELECTED HISTORICAL FINANCIAL INFORMATION OF Blockfusion

The following tables summarize selected historical financial information of Blockfusion derived from Blockfusion’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus as of and for the nine months ended September 30, 2025. Such financial information should be read in conjunction with Blockfusion’s audited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus.

Blockfusion’s historical results are not necessarily indicative of the results that may be expected in the future. The following selected historical financial information should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blockfusion” and Blockfusion’s financial statements and accompanying notes included elsewhere in this proxy statement/prospectus. The selected historical financial information included in this section is not intended to replace Blockfusion’s financial statements and accompanying notes. As explained elsewhere in this proxy statement/prospectus, the selected historical financial information contained in this section relates to Blockfusion, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of Blockfusion going forward. For further information regarding the estimated pro forma effect of the Business Combination, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

Statement of Operations Data:	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2024
Revenue	$15,781	$17,501
Gross margin	$1,609	$2,755
Selling, general and administrative	$1,925	$2,342
Loss from operations	$(3,391)	$(822)
Net (loss) income	$(7,249)	$1,681
Per share information attributable to Blockfusion
Weighted-average shares outstanding, Blockfusion Common Stock - basic	33,422,353	32,980,472
Weighted-average shares outstanding, Blockfusion Common Stock - diluted	33,422,353	39,963,394
Net (loss) income per share attributable to Blockfusion common stockholders - basic	$(0.24)	$0.05
Net (loss) income per share attributable to Blockfusion common stockholders - diluted	$(0.24)	$0.04

Balance Sheet Data:	As of September 30, 2025	As of December 31, 2024
Cash and cash equivalents	$279	$2,947
Total assets	$17,038	$19,384
Total liabilities	$35,238	$37,480
Total temporary equity	$1,666	$-
Total stockholders' deficit	$(19,866)	$(18,096)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below will have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, Blue will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Blockfusion issuing shares for the net assets of Blue, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Blockfusion. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2024, gives pro forma effect to the Business Combination as if it had occurred on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 reflects adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of December 31, 2024 are assumed to have been made on January 1, 2024 for the purpose of adjusting the unaudited pro forma condensed combined statement of operations.

The summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Blue, Blockfusion and Pubco for the applicable period included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what Pubco’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of Pubco following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of Public Shares:

●	Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination.

●	Assuming Contractual Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that 10,768,638 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $109.0 million, assuming a redemption price of $10.12 per share (based on $203.7 million contained in the Trust Account as of September 30, 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Business Combination Agreement, which is waivable by Blockfusion, that the aggregate cash or cash equivalents available for release from the Trust Account (after giving effect to the completion and payment of Redemptions and payment of unpaid transaction expenses of Blue and Blockfusion) plus the net proceeds of any Financing Transactions, will equal or exceed $75 million. The “contractual maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to Pubco at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

	Pro Forma Combined
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Contractual Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine Months Ended September 30, 2025
Net loss	$(6,980)	$(6,980)
Net loss per share - basic and diluted	$(0.11)	$(0.13)
Weighted average shares outstanding, Pubco Common Stock - basic and diluted	72,964,283	62,195,645
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2024
Net loss	$(7,074)	$(7,074)
Net loss per share - basic and diluted	$(0.10)	$(0.11)
Weighted average shares outstanding, Pubco Common Stock - basic and diluted	72,964,283	62,195,645
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2025
Total assets	$198,193	$90,824
Total liabilities	$31,239	$31,239
Total stockholders' equity	$166,954	$59,585

MARKET PRICE AND DIVIDEND INFORMATION

Blue

Holders

As of [_], 2025, there were [_] holders of record of Blue Public Units, [_] holders of record of Blue Class A Ordinary Shares and [_] holders of record of the Blue Share Rights.

Ticker Symbol and Market Price

The Blue Public Units, Blue Class A Ordinary Shares and Blue Public Share Rights are currently listed on Nasdaq under the symbols “BACCU,” “BACC” and “BACCR,” respectively. The closing price of the Blue Public Units, Blue Class A Ordinary Shares and Blue Public Share Rights on November 18, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.43, $10.13 and $0.22 respectively. As of [_], 2025, the closing price of the Blue Public Units, Blue Class A Ordinary Shares and Blue Public Share Rights was $[_], $[_] and $[_], respectively.

Dividend Policy

Blue has not paid any cash dividends on its ordinary shares to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

Blockfusion

Currently, there is no public market for Blockfusion Common Stock or any other Blockfusion securities.

Pubco

Currently, there is no public market for Pubco Common Stock or any other Blockfusion securities. We are applying to list shares of Pubco Class A Common Stock on The Nasdaq Global Market upon the Closing under the ticker symbol “BLDC.”

Dividend Policy of Pubco Following the Business Combination

The payment of cash dividends in the future will be dependent upon Pubco’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Pubco Board.

RISK FACTORS

Risks Related to Blockfusion and Our HPC/AI Transition

Unless the context otherwise requires, references in this section under the heading “Risks Related to Blockfusion” to “we,” “us” or “our” refer to Blockfusion. Our business faces many risks. Before deciding whether to invest in our common stock, you should carefully consider the risk factors discussed in this prospectus. If any of the risks or uncertainties described herein actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

We have a history of significant operating losses and expect to incur significant and increasing losses for the foreseeable future, and we may never achieve or maintain profitability.

We do not expect to generate revenue or profitability that is necessary to finance our operations in the short term. Our net loss for the fiscal year ended December 31, 2023, was approximately $6,135 and our net income for the fiscal year ended December 31, 2024 was approximately $1,917. As of December 31, 2024, we had an accumulated deficit of approximately $20,827. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ (deficit) equity and working capital. Substantial additional financing will be needed by us to fund our operations; we have substantial doubt about our ability to continue as a going concern.

Additionally, we will need access to highly significant amounts of capital and anticipate our expenses increasing materially if and as we:

●	continue pursuing our plans to transition to become a HPC/AI business;

●	undertake construction on our Niagara Facility and effectuate related infrastructure upgrades;

●	execute on future expansion opportunities, subject to capital access, permitting and other factors;
●	secure and need to service HPC/AI compute demands of HPC/AI clients;

●	finalize terms of agreements with our Strategic Transition Partners to enable us to carry out our HPC/AI Development plans;

●	add operational, financial and management information systems and personnel, including personnel to help us comply with our obligations as a public company.

Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses, investors may not receive any return on their investment and may lose their entire investment.

Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

We have incurred recurring losses and negative cash flows from operations activities since inception and we expect to generate losses and negative cash flows from operations for the foreseeable future. As of September 30, 2025, we had approximately $279 of cash and cash equivalents, and an accumulated deficit of $28,063.

Substantial additional financing will be needed by us to fund our current operations, if continued; additionally large sums of capital will be required to effectuate our planned HPC/AI transition, as described elsewhere in this “Risk Factor” section and in other sections of this proxy statement/prospectus. These factors raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We will require additional capital in the future, through proceeds, if any, from the proposed Business Combination and accompanying Financing Transactions, if any, and other sources to carry out our planned activities. If additional capital is not secured, we may need to delay or curtail our operations until such funding is received. Additionally, we will not be able to pursue our HPC/AI Transition-related business plans unless and until we have access to highly substantial amounts of capital.

Our ability to continue as a going concern is dependent on our ability to raise additional equity or debt capital to raise additional cash. Should we be unable to raise sufficient additional capital, we may be required to undertake cost-cutting measures and may not be able to pursue our HPC/AI Development Plans.

The source, timing and availability of any future financing will depend upon market conditions, among other factors, as well as on continued demand for, and investment, in HPC/AI-related infrastructure and building, as well as market perception of and reaction to the Niagara Facility, the proposed Business Combination, our management team and a multitude of other factors. Funding may not be available when needed, at all, or on terms acceptable to us. These factors among others create a substantial doubt about our ability to continue as a going concern.

Dependence on continued growth in demand for, and material ongoing investment in, data center and high-performance computing infrastructure.

Our planned HPC/AI Transition strategy and associated financial and operating forecasts are fundamentally dependent on continued expansion in demand for cloud computing, artificial intelligence, and high-performance computing infrastructure services, as well as associated investment and financing in such projects. Our revenue projections, capacity expansion plans, and resource allocation decisions are based on assumptions that enterprises, hyperscalers, cloud service providers, and other customers will continue to require increasing amounts of data center capacity to support AI workloads, machine learning applications, and other compute-intensive operations and that there will also be significant and ongoing investment in related infrastructure, development and architecture projects. However, the HPC/AI market is still emerging and subject to significant uncertainty regarding adoption rates, technological development, and long-term viability. A material slowdown in AI adoption, delays in enterprise AI investment, changes in customer compute requirements, or shifts in the technological landscape could substantially reduce demand for our services and adversely affect our utilization rates, pricing power, and revenue growth. Slow-down in rates or magnitude of project financing in these areas could also materially affect our ability to carry out Blockfusion’s HPC/AI Transition plans.

The demand for our HPC/AI infrastructure services may be adversely affected by various factors beyond our control, including technological breakthroughs that significantly reduce computational requirements for AI training and inference, the development of alternative computing paradigms or architectural approaches that shift demand away from traditional data center infrastructure, economic downturns that cause enterprises to delay or reduce capital expenditures on AI and digital infrastructure, or changes in the competitive landscape that result in oversupply and pricing pressure. For example, advances in AI model efficiency, edge computing technologies, or quantum computing could potentially reduce the need for centralized, high-power data center infrastructure. Additionally, if economic conditions deteriorate, customers may postpone AI initiatives, reduce their infrastructure requirements, or seek more cost-effective alternatives, which could materially impact our business.

Furthermore, the data center industry has experienced periods of overbuilding and excess capacity, which have historically led to pricing pressure and reduced profitability across the sector. If competitors continue to announce and develop significant additional HPC/AI data center capacity, or if demand growth fails to materialize as anticipated, market conditions could become increasingly competitive, potentially requiring us to reduce pricing, offer more favorable terms, or accept lower utilization rates to attract and retain customers. Our substantial capital investments in facility development and equipment procurement are made based on forward-looking demand projections that may prove inaccurate. If actual demand for HPC/AI infrastructure services and levels of associated third-party investment grows more slowly than we anticipate, or if market conditions change materially, we may be unable to achieve our projected returns on investment, which could have a material adverse effect on our business, financial condition, and results of operations.

If the single facility where we provide data center colocation and hosting services fails due to natural disaster, fire and other types of risks, many of which may be outside of our control, our business, results of operations and financial condition would be harmed.

Our ability to provide high quality data center colocation and hosting services depends in part on the efficient and uninterrupted operation of our facility infrastructure and communications systems. Substantially all of our facility infrastructure and customer equipment are located at a single facility. Our facility and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We have redundant systems for disaster backup and recovery purposes, and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, customer equipment and our facility systems are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, service outages affecting our customers or the unauthorized disclosure of confidential customer data. The occurrence of any of the foregoing risks could substantially harm our business and results of operations.

We currently obtain substantially all of our power from local hydroelectric and nuclear sources; if we cease to be able to access those and our other sources of power, we might not be able to obtain access to sufficient alternative power sources or, if we could find other sources, they might not be as cost-efficient, clean or reliable than Blockfusion’s current power sources.

We currently obtain substantially all of our power from local hydroelectric and nuclear sources, and any disruption, reduction, or loss of access to these sources or to our other existing power supplies could materially impact our operations. Changes in energy availability, market fluctuations, regulatory developments, and climatic events affecting power generation, transmission, or pricing may result in power supply interruptions or increased costs. Grid constraints, transmission limitations, and other infrastructure issues may further restrict access to reliable power. Growing demand for electricity, including demand driven by data centers in energy-constrained regions, may also reduce available capacity or exert upward pressure on power prices. If we are required to procure power from alternative sources, such sources may be more costly, less reliable, or less sustainable than our current hydroelectric and nuclear supply. Any limitations in power availability or increases in power costs may adversely affect our business, financial condition, and results of operations.

Rising interest rates and macroeconomic conditions may increase our financing costs and adversely affect our business.

Our business is highly capital-intensive and relies on substantial access to financing to fund facility development, infrastructure expansion, and equipment procurement. Rising interest rates directly increase our cost of borrowing and debt service obligations, which could materially impact our financial condition and results of operations. Higher interest rates make our expansion projects less economical by increasing financing costs relative to projected returns, which may cause us to delay or abandon planned facility developments. Additionally, we may have variable-rate debt obligations or may need to refinance existing debt at higher prevailing rates, further increasing our financing costs. Interest rate increases can also reduce our customers’ willingness to commit to long-term capacity agreements, as higher borrowing costs may cause them to delay or reduce their own infrastructure investments, thereby affecting our ability to secure binding commitments that support our expansion plans.

Adverse macroeconomic conditions, including economic recession, persistent inflation, or financial market volatility, can compound the negative effects of rising interest rates on our business. Economic slowdowns typically cause enterprises and other potential customers to delay capital expenditure decisions, reduce technology investments, or postpone HPC/AI infrastructure projects, which could significantly reduce demand for our services and delay customer decision-making processes. Inflation increases the costs of construction materials, labor, and data center equipment, thereby reducing our project margins at the same time that higher financing costs are pressuring our returns. The combination of increased construction costs, higher financing expenses, and potentially reduced customer demand during periods of economic uncertainty could materially impair our ability to execute our HPC/AI business plans successfully or at all.

Furthermore, higher financing costs could reduce our available cash flow and limit our ability to invest in expansion opportunities, technology upgrades, or competitive infrastructure improvements. If we are unable to access capital markets on favorable terms, or if economic conditions cause our customers to experience financial distress or reduce their infrastructure spending, our revenue growth and profitability could be materially and adversely affected. Such conditions could also impact our ability to attract and retain customers, meet our debt service obligations, or maintain compliance with financial covenants in our financing agreements, any of which could have a material adverse effect on our business, financial condition, and results of operations.

There can be no assurance that we will succeed in establishing and maintaining a customer base for our data center colocation and hosting business, or that we will be successful in generating a recurring stream of revenue from that business.

Our HPC/AI Transition plans includes expanding and diversifying our revenue sources into new markets, and we are continuing to diversify into data center colocation and hosting for HPC/AI infrastructure pursuant to that strategy. The success of our expansion into data center colocation and hosting for HPC/AI infrastructure is dependent, in part, on our ability to establish and maintain a customer base that generates recurring revenues. As an emerging player in an established industry, our experience in developing and offering data center colocation and hosting for customers deploying HPC/AI compute equipment is limited relative to incumbent operators. As a result, our customer acquisition efforts may not be successful or may take longer than anticipated, and we may incur higher costs than anticipated in acquiring customers. To the extent we are not able to enter into contracts with respect to our available facility capacity (rack space, power allocation), our facility infrastructure will not be fully utilized, potentially for an extended period of time, and we will generate less revenue from our data center colocation and hosting business than anticipated.

Further, the sales cycle to acquire and retain colocation and hosting customers for HPC/AI infrastructure may be unpredictable and longer than expected and may require material time and expense. Our direct sales team develops relationships with our customers, and works on account penetration, account coordination, sales, and overall market development. We spend substantial time and resources on our sales efforts without any assurance that our efforts will lead to customer commitments. Large enterprises in particular, often undertake a significant evaluation process that further lengthens our sales cycle. As a result, it is difficult to predict whether and when a contract will be completed. The failure of our efforts to secure colocation and hosting customers after investing resources in a lengthy sales process would adversely affect our business, operating results, financial condition, and future prospects.

Even if we are able to contract all or a portion of our available capacity for data center colocation and hosting, customers may prefer to enter into more flexible and short-term arrangements with us, particularly if we are not able to compete effectively to assure potential customers as to the reliability of our facility infrastructure, including power availability, cooling systems, and uptime.

Customers for our data center colocation and hosting services may also have the right to terminate agreements with us in certain circumstances. For example, our customer contracts relating to data center colocation and hosting may include certain service level and other contractual obligations relating to facility operations, including power availability, cooling systems, network uptime, and physical security, and our customers may have the right to terminate their contracts if we fail to meet such obligations. There can be no assurance that we will be able to replace any customers that terminate their contracts with us on a timely basis or at all, in which case our available facility capacity, including rack space and power allocation, will not be fully utilized, potentially for an extended period of time, and we may generate less revenue from our data center colocation and hosting business than anticipated.

Our post-transition HPC/AI business may not perform as planned.

We believe that the HPC/AI business and hosting services we seek to build may enable us to generate long-term and high margin revenue pursuant to a business model that we anticipate may have less risk than we experience based on our historical dependence on traditional Bitcoin mining colocation customers. However, the success of our HPC/AI hosting services may not develop as anticipated, and may be affected by factors such as the lack of an off-taker, supply chain disruption (including local labor availability), the implementation of new tariffs and more restrictive trade regulations and changes in in-house specialized expertise to manage the business. A failure to successfully implement our HPC/AI business strategy upon substantial investment therein would adversely affect our business, prospects, or operations.

Our HPC/AI Transition plans will take significant time and expenditure to implement and our efforts may not be successful.

Our HPC/AI Transition plans will take time and be costly to implement and are subject to risks and contingencies, including as a result of various factors beyond our control. Our ability to develop, construct, and operate data center facilities is dependent on obtaining and maintaining all necessary permits, zoning approvals, and utility interconnection agreements from various governmental authorities and utility providers. The process for securing these approvals can be lengthy, complex, and subject to change, and may involve compliance with evolving environmental, energy, and land use regulations. Delays in obtaining, or failure to obtain or maintain, required permits or approvals could result in increased costs, postponement or cancellation of projects, or the inability to operate facilities as planned.

There may be difficulties in integrating new equipment into existing infrastructure, delays in attracting HPC/AI customers, constraints on our ability to connect to or procure the expected electricity supply capacity at our facilities, defects in design, construction or installed equipment, diversion of management resources, insufficient funding or other resource constraints. Actual costs for development may exceed our planned budget. We have limited experience in developing and offering HPC/AI services, or acquiring the relevant components to develop an offering of HPC/AI services for customers in various industries and markets. We may experience difficulties with infrastructure development or modification, engineering, product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent us from developing and offering HPC/AI services at all.

If we pursue such plans but are not successful, we will have to identify, raise capital and pursue alternative strategies, which we may or may not be able to do.

We depend on a small number of current customers from which we derive substantially all of our current revenues; we expect to need to secure new HPC/AI customers as part of our HPC/AI Transition plans, of which there may also be a limited number.

We presently generate most of our revenues from a limited number of client agreements. Additionally, going forward our business strategy may rely on a limited number of large customers, particularly in the artificial intelligence and cloud computing sectors, for a significant portion of Blockfusion’s future anticipated revenue. The loss, delay, or failure to secure or convert a key customer, or a reduction in demand from one or more major customers, could materially and adversely affect our revenue, cash flow, and ability to achieve projected growth.

The timing and certainty of converting customer interest or discussions into binding agreements is inherently uncertain and may be influenced by factors outside of our control, including changes in customer strategy, market conditions, or the competitive landscape.

If we are unable to diversify our customer base or if anticipated demand does not materialize as expected, the Company’s business, financial condition, and results of operations could be materially and adversely affected.

Risk Related to Timing and Terms of Customer Offtake Agreements

Our ability to achieve our projected revenues, earnings, and cash flows depends in significant part on the timing, volume, and commercial terms of customer offtake agreements. Delays in securing definitive commitments or less favorable terms—including pricing, volumes, duration, indexation mechanisms, take-or-pay or minimum volume commitments, termination rights, credit support, and allocations of operating and capital expenditure responsibilities (including requirements that we fund greater upfront or ongoing capital expenditures)—could defer or reduce our forecasted revenue and earnings. There can be no assurance we will secure offtake commitments in the amounts, on the schedule, or on the terms we expect, and investors should not place undue reliance on our projections. Failure to achieve our assumed offtake profile could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may not be able to timely complete our forecasted revenues and earnings or within our anticipated cost estimates, if at all.

Any delays to our timeline may result in significant delays in achieving our HPC/AI Development plans, expansion opportunities and other aspects of our business plans. Numerous factors may affect the timeline for us to complete our planned transition efforts, including, without limitation, capital access, permitting, construction and building delays and others. If we cannot complete our plans in the timeline expected, we also may not be able to generate expected financial results as anticipated or at all. We cannot guarantee we will complete our expansion projects (or any future strategic growth initiatives) on time or within our cost estimates, if at all, due in part to the ongoing challenges to the global supply chain, the implementation of new tariffs and more restrictive trade policies, increased inflation and changing conditions within the United States labor market. If we are unable to complete our planned expansions on schedule and within our anticipated cost estimates, our ability to execute our business plan may be impaired, which could affect our competitiveness and our results of operations, which could have a material adverse effect on our financial condition and the market price for our securities.

We may be unable to access sufficient additional capital for our HPC/AI Transition plans.

The expansion of our existing facilities and our digital infrastructure to support HPC/AI hosting and colocation are capital-intensive projects, and we anticipate that future strategic growth initiatives will likewise continue to be capital-intensive. We expect to raise additional capital to fund these and other future strategic growth initiatives; however, we may be unable to do so in a timely manner, in sufficient quantities, or on terms acceptable to us, if at all. If we are unable to raise the additional capital needed to execute our HPC/AI Transition plans, the Blockfusion HPC/AI business may not generate the revenues and earnings expected by management and we may be less competitive in our industry and the results of our operations and financial condition may suffer, and the market price for our securities may be materially and adversely affected.

Delays or failures in obtaining necessary permits, approvals, and regulatory compliance could impede our HPC/AI Transition plans and operations.

The development, construction, and operation of our data center facilities require obtaining and maintaining numerous permits, approvals, and authorizations from various federal, state, and local governmental authorities and regulatory agencies. These requirements needed for our HPC/AI Transition plan include, but are not limited to, environmental permits relating to air quality, water use, noise levels, and waste disposal, building and construction permits, electrical and utility interconnection permits, zoning approvals and variances, operating licenses, and compliance with applicable energy efficiency and safety standards. The process for securing these permits and approvals can be lengthy, complex, uncertain, and expensive, often requiring extensive documentation, environmental impact studies, public hearings, and coordination with multiple regulatory agencies. Permit requirements and regulatory standards vary significantly by jurisdiction and are subject to change, and there can be no assurance that we will be able to obtain all necessary permits and approvals for our planned facilities in a timely manner, or at all. Additionally, environmental regulations governing air quality, water usage, noise emissions, and waste disposal are becoming increasingly stringent, and new energy and climate regulations may impose additional requirements on data center operations, potentially requiring facility modifications or operational changes that could increase our compliance costs and delay our development timelines.

Our ongoing operations require continuous compliance with all applicable laws, regulations, and permit conditions, and any violations could result in significant fines, penalties, operational restrictions, or revocation of permits, which could force us to curtail or cease operations at affected facilities. Local community opposition, environmental concerns, or changes in political or regulatory priorities may delay or prevent the approval of our projects, particularly in jurisdictions where data center development faces increased scrutiny due to energy consumption or environmental impact concerns. The failure to obtain required permits or approvals, or delays in the permitting process, could result in project delays, increased development costs, or the abandonment of planned facilities, which could materially impact our HPC/AI Transition plans and financial performance. Furthermore, regulatory changes affecting existing facilities could require costly retrofits, operational modifications, or additional compliance measures.

The permitting and regulatory compliance process requires significant management attention and financial resources, and we may need to engage specialized consultants, legal counsel, and regulatory experts to navigate complex approval processes. Success in obtaining permits for one facility does not guarantee approval for similar facilities in other jurisdictions, as regulatory requirements, community attitudes, and approval processes can vary significantly across different markets. If we encounter unexpected delays in obtaining necessary permits, experience cost overruns in the permitting process, or are unable to maintain compliance with applicable regulations, our ability to develop new facilities, expand existing operations, or compete effectively could be materially impaired, which could have a material adverse effect on our business, financial condition, and results of operations.

Our increased focus on HPC/AI services may expose us to increased competition.

The data center and digital infrastructure industry is highly competitive and rapidly evolving. We compete with a broad range of participants, including global and regional data center operators, hyperscale cloud providers, infrastructure-focused real estate investment trusts, telecommunications companies, and private operators. Many competitors have greater financial resources, longer operating histories, broader geographic reach, and more established customer relationships. Competition is based on factors such as location, power availability and cost, facility reliability, scalability, connectivity, sustainability, and reputation. The Company’s ability to compete effectively may be impacted by new entrants, technological advancements, changes in customer requirements, or shifts in the regulatory environment. If Blockfusion is unable to compete successfully, its business, financial condition, and results of operations could be materially and adversely affected.

We will not be able to compete effectively unless our technology, infrastructure and facilities continue to evolve in parallel with changing customer demands and market preferences.

The market for HPC/AI services is driven in large part by demand for data center space capable of supporting GPUs, server clusters, specialized or high-performance applications, and hosted software solutions which require fast and efficient data processing, and is characterized by rapid advances in technologies. It is difficult to predict the development of demand for HPC/AI services, the size and growth rate for this market, the entry of competitive products, or the success of any existing or future products that may compete with any HPC/AI services we may develop. There has been an increasing number of competitors providing HPC/AI services, which has resulted in increasing competition and pricing pressure that may cause us to reduce our pricing in order to remain competitive. Meanwhile, if there is a reduction in demand for any HPC/AI services, whether caused by a lack of customer acceptance, a slowdown in demand for computational power, an overabundance of unused computational power, advancements in technology, technological challenges, competing technologies and solutions, decreases in corporate and customer spending, weakening economic conditions or otherwise, it could result in reduced customer orders, early order cancellations, the loss of customers, or decreased sales, any of which would adversely affect our business, results of operations and financial condition.

The HPC/AI Transition represents a material shift in Blockfusion’s business model from its historical operations.

The HPC/AI Transition represents a material change from Blockfusion’s historical bitcoin mining operations and involves significant operational, technical, and financial risks. Blockfusion has no experience operating a HPC/AI data center, and its existing personnel may not be sufficient to support this new line of operations. The HPC/AI transition will require substantial capital investment, engagement of new customer relationships, and adherence to regulatory and industry standards that differ from those applicable to digital asset mining. There can be no assurance that Blockfusion will successfully manage these requirements or that the HPC/AI business will achieve anticipated performance or profitability. Any failure to execute the HPC/AI Transition effectively could materially and adversely affect Blockfusion’s business, financial condition, and results of operations.

Our increased focus on HPC/AI services may not be successful and may result in adverse consequences to our business, results of operations and financial condition.

Our growth strategy includes expanding and diversifying our revenue sources into new markets, and we are continuing to diversify into HPC/AI services pursuant to that strategy. In particular, we are utilizing certain existing infrastructure and also plan to building out new infrastructure to develop and offer HPC/AI services to a broad range of customers for a variety of applications, which may include scientific research, engineering, rendering, AI/machine learning and other AI cloud service providers. We believe our future success will depend in part on our ability to execute on our growth strategy and expand into new markets.

We have limited experience in developing and offering HPC/AI services, or acquiring the relevant components to develop an offering of HPC/AI services for customers in various industries and markets. We may experience difficulties with infrastructure development or modification, engineering, product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent us from developing and offering HPC/AI services at all. For example, we may need to make modifications to existing data centers, or modify the design of new data centers, in order to meet customer requirements for HPC/AI services or provide a competitive offering of HPC/AI services. Any such modifications (if possible at all) may involve significant capital expenditures, and may result in increased cost of our facilities, delays in our development and construction schedules for our new facilities, or outages at existing data centers. Further, any such modifications could adversely impact the performance of our data centers, including cooling systems and electrical performance, among others. Our focus on developing and offering HPC/AI services will disrupt our current business, divert our resources, and require significant management attention that would otherwise be available for utilization within and development of our existing business. It may also impact our energy strategy, including limiting our ability to curtail energy use and require a different strategy for hedging in the electricity markets in which we operate. Additionally, our ability to develop and offer HPC/AI services relies on third-party components, including GPUs for which there are limited suppliers, which require significant capital expenditure and may be difficult to procure given the current elevated demand. We may be unable to raise the required capital as a result of the risks described under “-We may be unable to raise additional capital needed to fulfill our capital or liquidity needs or grow our business and achieve expansion plans.”

Transition of our business to HPC/AI services could increase competitive, operational, legal and regulatory risks to our business in ways we cannot predict.

As we continue to enter into new markets for HPC/AI services, competitive, operational, legal and regulatory risks may be exacerbated as there is substantial uncertainty about the extent to which artificial intelligence will result in changes that come with risks that we may not be able to anticipate, prevent, mitigate or remediate.

We will face new sources of competition, new business models and new customer relationships, and our competitors may be larger, have longer operating histories and significantly greater resources than we do. In order to be successful, we will need to cultivate new industry relationships and strengthen existing relationships to bring any new solutions and offerings to market, and the success of any HPC/AI services we develop will depend on many factors, including demand for those solutions, our ability to win and maintain customers, and the cost, performance and perceived value of any HPC/AI services we develop. As a result, there can be no assurance that any HPC/AI services we develop will be adopted by the market, or be profitable or viable. Our limited experience with respect to HPC/AI solutions (and AI Cloud Services in particular) could limit our ability to successfully execute on our HPC/AI Transition plans or adapt to market changes. If we are unsuccessful in continuing to develop and offer HPC/AI services, our business, results of operations and financial condition could be adversely affected. Further, an increased focus on HPC/AI services could is expected to substantially displace or reduce our Bitcoin mining operations colocation operations, which may adversely affect our business, results of operations and financial condition during the transition period.

Our investments in further developing and offering HPC/AI services in addition to our business of Bitcoin mining may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns or other complications that could adversely affect our business, reputation, results of operations or financial condition. The increasing focus on the risks and strategic importance of certain HPC/AI services, such as AI Cloud Services, and AI/ML technologies, has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI/ML, and may in the future result in additional restrictions impacting any offerings we may develop, including AI Cloud Services and other HPC/AI solutions. Complying with multiple evolving laws, rules and regulations from different jurisdictions related to new solutions that we develop could increase our cost of doing business or may change the way that we operate in certain jurisdictions. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions.

For example, the European Union (“EU”) recently adopted the Artificial Intelligence Act (“AI Act”), which establishes, among other things, a risk-based governance framework for regulating AI/ML systems operating in the EU. There is a risk that the AI Act could have a negative impact on our current or future use of AI/ML. For example, the AI Act prohibits certain uses of AI/ML systems and places numerous obligations on providers and deployers of permitted AI/ML systems, with heightened requirements based on AI/ML systems that are considered high risk. This regulatory framework is expected to have a material impact on the way AI/ML is regulated in the EU and beyond. Similarly, other jurisdictions, such as Canada with its Artificial Intelligence and Data Act and certain U.S. states, have also implemented or are considering similar regulatory frameworks. In April 2023, the U.S. Federal Trade Commission, Department of Justice, Consumer Financial Protection Bureau and Equal Employment Opportunity Commission issued a joint statement on AI/ML, demonstrating their interest in monitoring the development and use of automated systems and enforcement of their respective laws and regulations. Such regulatory frameworks, as well as developing regulatory guidance and judicial decisions in this area, may affect our use of AI/ML and our ability to provide and to improve our products and solutions, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us and could adversely affect our business, financial condition and results of operations.

Furthermore, concerns regarding third-party use of AI/ML for purposes contrary to governmental and societal interests, including concerns relating to the misuse of AI/ML applications, models, and solutions, could result in restrictions on AI/ML products. Any such restrictions could reduce the demand for our HPC/AI services, and negatively impact our business, financial condition and operating results, and damage our reputation.

It is also unclear how our status as an infrastructure provider for customers developing and deploying AI/ML applications, as opposed to developing such applications ourselves, will affect the applicability of these existing or proposed regulatory frameworks and other restrictions with respect to any HPC/AI services we may offer from time to time. However, it is possible that such regimes will impose obligations on infrastructure providers, such as us, to oversee, monitor or restrict the use of AI systems that are trained or deployed on their systems, and/or to ensure compliance with such regulatory frameworks and other restrictions. If our customers violate existing or proposed regulatory regimes or other restrictions, or if they use our services for unlawful, harmful or non-compliant purposes, we could be subject to regulatory investigations, regulatory fines, reputational damage or contractual liability for any such actions, even if we do not control the customer applications. Further, HPC/AI services customers increasingly are looking to pass through their regulatory obligations and other liabilities to their outsourced data center providers, and we may not be able to limit our liability or damages in an event of loss suffered by such customers whether as a result of our breach of an agreement or otherwise.

These competitive, operational, legal and regulatory risks are evolving and uncertain and could impact our business in ways we cannot predict. Any of the foregoing could limit our ability to expand our offering of HPC/AI services and continue to grow our business, which could have a material adverse effect on prospects, results of operations and financial condition.

Expansion of our existing facilities could expose us to additional risks.

Expansion of our existing facilities and digital infrastructure to support HPC/AI hosting and colocation potentially exposes us to additional risks, including risks related to, among other sources: construction delays; lack of availability of parts and/or labor, increased prices as a result, in part, of inflation, and delays for data center equipment; labor disputes and work stoppages, including interruptions in work due to pandemics, epidemics, and other health risks; unanticipated environmental issues and geological problems; delays related to permitting and approvals to commence operations from public agencies and utility companies; and delays in site readiness leading to our failure to meet commitments made in connection with such expansion. All construction-related projects depend on the skill, experience, and attentiveness of our personnel throughout the design and construction process. Should a designer, general contractor, significant subcontractor or key supplier experience financial difficulties or other problems during the design or construction process, we could experience significant delays, increased costs to complete the project and/or other negative impacts to our expected returns.

If we are unable to overcome these risks and additional pressures to complete our expansion and construction projects in a timely manner, if at all, we may not realize their anticipated benefits, and our business and financial condition may suffer as a result.

Economic and geopolitical events and macroeconomic conditions may create increased uncertainty and price changes.

We are subject to price volatility and uncertainty due to geopolitical crises and economic downturns. Such geopolitical crises and global economic downturns may be a result of invasion, or possible invasion by one nation of another, global outbreaks of various epidemics or disease, implementation of new tariffs and more restrictive trade regulations, leading to increased inflation and supply chain volatility. Such crises will likely continue to have an effect on our ability to do business in a cost-effective manner. Inflation has caused the price of materials to increase leading to increased expenses to our business. Global crises and economic downturns may negatively impact our HPC/AI customers’ businesses and their ability to invest in data center infrastructure. Such shifts could have a materially adverse effect on our business, operations and those of our customers.

Sustaining our HPC/AI Transition plans will require the ongoing readiness and solvency of our suppliers and vendors, a stable and motivated production workforce, and government cooperation, each of which may be affected by macroeconomic factors outside of our immediate control. We cannot predict the duration or direction of current or new global trends or their sustained impact. Ultimately, we continue to monitor macroeconomic conditions to remain flexible and to optimize and evolve our business as appropriate, and we will have to accurately project demand and infrastructure requirements globally and deploy our workforce and capital resources accordingly. If we experience unfavorable global market conditions, or if we cannot or do not maintain operations at a scope that is commensurate with such conditions or are later required to or choose to suspend such operations, our business, prospects, financial condition, and operating results may be harmed.

Enhanced tariff, import/export restrictions, or other trade barriers may have an adverse impact on global economic conditions.

There have been, and continue to be, uncertainties with respect to the global economy and trade relations between the U.S. and other countries globally, including trade policies, treaties, tariffs, and customs duties and taxes. Implementation of more restrictive trade policies or the renegotiation of existing U.S. trade agreements or trade agreements of other countries where we procure supplies and materials for our digital infrastructure could negatively impact our business results of operations, cash flows, and financial condition. Tariffs, sanctions and other barriers to trade could adversely affect the business of our customers and suppliers, which could in turn negatively impact our net revenue and results of operations. If tariffs, trade restrictions or trade barriers are expanded or increased, then our exposure to future taxes and duties on imported products and components could be significant and could have a material effect on our financial results.

We cannot predict the extent to which the U.S. or other countries will impose new or additional quotas, duties, tariffs, taxes, or other similar restrictions upon the import of goods and services in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The continuing adoption or expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our HPC/AI data centers, our costs, our customers, our suppliers, and the U.S. economy, which in turn could have a material adverse effect on our business, operating results, and financial condition.

We may be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as insufficient access to power.

Any power outages, shortages, capacity constraints or significant increases in the cost of power may have an adverse effect on our business and our results of operations.

We rely on third parties, third party infrastructure, and global supplies to provide a sufficient amount of power to maintain our HPC/AI data center operations to meet the needs of our current and future HPC/AI hosting and colocation customers. Any limitation on the delivered energy supply could limit our ability to operate HPC/AI data centers. These limitations could have a negative impact on our ability to grow our business, which could negatively affect our financial performance and results of operations. Each new HPC/AI data center requires access to significant quantities of electricity. Limitations on generation, transmission and distribution may limit our ability to obtain sufficient power capacity for potential expansion sites or existing markets. Utility companies may impose onerous operating conditions to any approval or provision of power or we may experience significant delays and substantial increased costs to provide the level of electrical service required by our current or future data center designs.

Our ability to serve high-performance AI workloads depends on delivering sufficient power density and cooling capacity.

Our success in the HPC/AI infrastructure market depends critically on our ability to deliver sufficient power density and cooling capacity to meet the demanding requirements of high-performance computing workloads, particularly GPU clusters used for AI training and inference. HPC/AI applications typically require substantially higher power density per rack than traditional data center workloads, often requiring 30 kW to 100 kW or more per rack compared to 5-15 kW for conventional enterprise applications. Our power delivery infrastructure, including electrical distribution systems, busway capacity, circuit sizing, and transformer capacity, must be capable of supporting these extreme power requirements. If our electrical infrastructure is inadequate to deliver sufficient power density to customer racks, we may be unable to support customer requirements, which could limit our ability to attract and retain customers or require us to reject potential business opportunities. Additionally, cooling these high-density workloads presents significant technical challenges, potentially requiring advanced cooling technologies such as liquid cooling, immersion cooling, or enhanced air cooling systems that exceed the capabilities of traditional data center cooling infrastructure.

Customer requirements for power density and cooling capacity are evolving rapidly as AI hardware becomes more powerful and energy-intensive, and our current infrastructure capabilities may prove insufficient to meet future customer demands. If our cooling systems cannot adequately handle the heat loads generated by high-performance AI workloads, we may be forced to limit the power density we can deliver to customers, restrict customer deployments, or require customers to implement throttling or other performance limitations that could make our services less competitive. Retrofitting existing facilities to support higher power densities can be extremely expensive, technically complex, or in some cases infeasible due to structural, electrical, or mechanical constraints. Competitors with newer facilities specifically designed for high-density AI workloads may have significant competitive advantages in terms of power delivery capacity, cooling efficiency, and operational flexibility.

Our failure to meet customer power density and cooling requirements could result in our inability to attract new customers, early termination of existing contracts, the need for costly infrastructure upgrades that may not be economically justified, and a significant competitive disadvantage in the rapidly growing AI infrastructure market. Additionally, design decisions we make today regarding power and cooling infrastructure may prove inadequate as customer requirements continue to evolve, potentially necessitating expensive modifications or limiting our ability to fully utilize our facilities. We may also face situations where we have made commitments to customers regarding power density or cooling capacity that we are ultimately unable to satisfy due to infrastructure limitations, which could result in customer disputes, contract penalties, or reputational damage. Any of the foregoing could have a material adverse effect on our business, competitive position, financial condition, and results of operations.

The financial distress or default of our customers could materially adversely affect our revenue, cash flow, and financial condition.

Our business and revenue depend significantly on our customers’ ability to meet their financial obligations under their agreements with us, including timely payment of hosting fees and other charges. A substantial portion of our target customer base for HPC/AI infrastructure services consists of early-stage technology companies, AI startups, and emerging growth companies that may have limited operating histories, unproven business models, uncertain revenue streams, and dependence on venture capital or other external funding sources to sustain their operations. These customers may face significant financial volatility and business risk, and their ability to continue operations and meet their payment obligations to us is subject to substantial uncertainty. Additionally, during our transition period from Bitcoin mining colocation to HPC/AI services, we continue to serve customers in the digital asset and cryptocurrency sectors, which have experienced significant financial distress in recent years, including numerous high-profile bankruptcies, business failures, and fraud allegations that have affected companies throughout the cryptocurrency ecosystem. Given our potential customer concentration, where a significant portion of our revenue may be derived from a limited number of large customers, the financial distress or default of even one or two major customers could have a disproportionately material adverse effect on our business and financial performance.

Many factors, including global economic conditions, may cause our HPC/AI data center customers to experience a downturn in their businesses or otherwise experience a lack of liquidity, which may weaken their financial condition and impact our estimates as to the probability of collectability of payments, and ultimately result in their failure to make timely rental and other payments or their default under their agreements with us. Customer financial distress could result in payment defaults, demands for price reductions or contract renegotiations, early termination of agreements, bankruptcy proceedings in which our claims for payment are subject to statutory limitations and may not be paid in full, and the inability or unwillingness of customers to renew their contracts or their renewal on substantially less favorable terms. Further, the development of new technologies, the adoption of new industry standards or other factors could render our HPC/AI data center customers’ current products and services obsolete or unmarketable and contribute to a downturn in their businesses, thereby increasing the likelihood that they default under their leases, become insolvent or file for bankruptcy. Conducting adequate due diligence on the creditworthiness and financial stability of early-stage AI and technology companies is inherently challenging due to their limited financial history, lack of profitability, evolving business models, and dependence on continued access to external funding. Even customers that appear financially stable and credit-worthy at the time we enter into agreements may experience sudden and material changes in their funding availability, business viability, or financial condition due to factors such as failure to secure additional investment rounds, changes in investor sentiment, competitive pressures, or adverse developments in their end markets. If a customer defaults or fails to make timely rent or other payments, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment, which could adversely affect our financial condition and results of operations.

If a customer becomes a debtor in a case under the U.S. Bankruptcy Code, we cannot evict the customer solely because of the bankruptcy. In addition, the bankruptcy court might authorize the customer to reject and terminate its contracts with us. Our claim against the customer for unpaid, future rent and other payments would be subject to a statutory cap that might be substantially less than the remaining amounts actually owed under their agreements with us. In either case, our claim for unpaid rent and other amounts would likely not be paid in full. Our revenue could be materially adversely affected if a significant customer were to become bankrupt or insolvent, suffer a downturn in its businesses, fail to renew its contract or renew on terms less favorable to us than its current terms.

Our contracts with HPC/AI data center customers could subject us to significant liability.

In the ordinary course of business, we aim to enter into agreements with customers pursuant to which we will provide data center space, power, environmental controls, physical security and connectivity products to our HPC/AI hosting and colocation customers. We expect that these contracts will typically contain indemnification and liability provisions, in addition to service level commitments, which could potentially impose a significant cost on us in the event of losses arising out of certain breaches of such agreements, services to be provided by us or our subcontractors or from third-party claims. HPC/AI data center customers increasingly are looking to pass through their regulatory obligations and other liabilities to their outsourced data center providers and we may not be able to limit our liability or damages in an event of loss suffered by such customers whether as a result of our breach of an agreement or otherwise. If such an event of loss occurred, we could be liable for material monetary damages and could incur significant legal fees in defending against such an action, which could adversely affect our financial condition and results of operations.

We may develop space specifically for HPC/AI data center customers pursuant to agreements that would be signed prior to beginning or early in the development process. In those cases, if we were to fail to meet our development obligations under those agreements, those customers may be able to terminate their agreements and we would be required to find a new customer for this space. In addition, in certain circumstances we may lease HPC/AI data center facilities prior to their completion. If we fail to complete the facilities in a timely manner, the customer may be entitled to terminate its agreement, seek damages or penalties against us or pursue other remedies and we may be required to find a new customer for the space. If we are not able to complete an HPC/AI data center in a timely manner, if development costs are higher than we currently estimate, our financial condition, results of operations and cash flow could be materially adversely affected.

Additionally, a customer’s decision to lease space and power in our HPC/AI data center will typically involve a significant commitment of resources and due diligence on the part of our customers regarding the adequacy of our facilities, including power density capabilities, cooling infrastructure for high-performance AI workloads, and network connectivity requirements. As a result, we may expend significant time and resources in pursuing a particular transaction that may not result in revenue. Economic conditions, including market downturns, ongoing tariff policies affecting data center equipment and semiconductors, and more restrictive trade regulations may impact customers’ ability to plan future business activities and investments in AI infrastructure, which could cause customers to slow spending or delay decision-making. Our inability to adequately manage the risks associated with these developments may adversely affect our business, financial condition and results of operations.

Certain of our agreements with HPC/AI data center customers may include restrictions on providing HPC/AI hosting and colocation services to certain third parties, which could have a material adverse effect on us.

Certain of our customer agreements may prohibit us from providing HPC/AI hosting and colocation services to certain third parties, including competitors of existing HPC/AI data center customers. The existence of such restrictions could hinder our ability to enter into agreements with additional HPC/AI data center customers, which could materially adversely affect our business, financial condition and results of operations.

Failure to successfully integrate acquired businesses, if any, could negatively impact our balance sheet and results of operations.

Expansion opportunities, which may include strategic acquisitions and/or combinations, are a component of our growth strategy and the success of any acquisition we make depends in part on our ability to integrate the acquired business and realize anticipated synergies. In the future if we identify business to acquire and consummate such acquisitions integrating the acquired businesses may involve unforeseen difficulties, may require a disproportionate amount of our management’s attention, and may require us to reallocate our resources, financial or otherwise.

For example, we may encounter challenges in the integration process such as: difficulties associated with managing the resulting larger and more complex company; conforming administrative and corporate structures and standards, controls, procedures and policies, business cultures, hiring and retention of key employees, and compensation and benefits structures, coordinating geographically dispersed operations; and our ability to deliver on our strategy going forward.

Further, our acquisitions may subject us to new liabilities and risks, some of which may be unknown. Although we and our advisors conduct due diligence on the operations of businesses we consider acquiring, there can be no guarantee that we are aware of all the liabilities of an acquired company. These liabilities, and any additional risks and uncertainties related to an acquired company not known to us or that we may deem immaterial or unlikely to occur at the time of the acquisition, could negatively impact our future business, financial condition, and results of operations.

We can give no assurance that we will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on our financial condition and results of operations.

We may be unable to identify and consummate new acquisition opportunities, which would significantly impact our growth strategy.

Acquisitions are expected to continue to be a critical part of our growth strategy. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not complete acquisitions successfully that we target in the future. If we cannot identify and purchase a sufficient quantity of profitable acquisition opportunities at favorable prices, or if we are unable to finance acquisition opportunities on commercially favorable terms, our business, financial condition or results of operations could be materially adversely affected. Acquisition activity presents certain risks to our business, operations and financial condition, and we may not realize the financial and strategic goals contemplated at the time of a transaction. We are continuing to evaluate and to pursue appropriate acquisition and combination opportunities as they arise in the expansion of our operations. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction.

Blockfusion management has certain expectations regarding our future potential Blockfusion HPC/AI Business, including as described in the Forecasts and the assumptions on which such Forecasts are based (as further described in the section of this proxy statement/prospectus entitled “Background of the Business Combination – Certain Unaudited Financial and Operating Forecasts”). Some or all of these expectations and assumptions, and the forecasts and estimates derived from them, may prove inaccurate and the results of such future potential business, if established, may be materially less favorable than management expectations.

Blockfusion management’s expectations regarding our prospective HPC/AI Business, including as shown in the illustrative forecasts Blockfusion management prepared and delivered to Blue as part of due diligence (the “Forecasts” as further described in the section of this proxy statement/prospectus entitled Certain Blockfusion Unaudited Forecasts; Blue Financial Analyses), and the assumptions underlying such Forecasts and other Blockfusion management statements and estimates about the Blockfusion HPC/AI business, described in this proxy statement/prospectus, are inherently uncertain and involve significant risks. All of such forecasts and estimates reflect numerous assumptions regarding future market conditions, operational performance, capital requirements, customer demand, pricing, power availability, and the timing and success of our HPC/AI Transition plans. Many of these assumptions are subjective, are beyond the control of management, or may not materialize as anticipated.

Actual performance may differ materially from management’s present expectations, including as reflected in the Forecasts, due to a variety of factors, including delays in the HPC/AI Transition plans, higher-than-expected capital or operating costs, weaker-than-anticipated customer demand, equipment or supply chain constraints, competitive pressures, or regulatory developments. If the HPC/AI business is established but fails to achieve the scale, utilization, margins, or growth assumed in the Forecasts and other Blockfusion estimates and forward-looking statements, the results of such business could be materially less favorable than management currently anticipates. Any such divergence could adversely affect Blockfusion’s and Pubco’s business, financial condition, results of operations, and prospects.

We may experience increased compliance costs as a result of our strategic acquisitions.

Future strategic acquisitions could carry substantial compliance burdens, which may limit our ability to realize the anticipated benefits of such acquisitions, and which may require our management and personnel to shift their focus to such compliance burdens and away from their other functions. Such increased costs and compliance burdens could affect our ability to realize the anticipated benefits of such strategic acquisitions, and our business, results of operations, and financial condition may suffer as a result.

We plan to finance our HPC/AI Transition plans primarily by issuing new shares of our common stock in public offerings, which dilutes the ownership interests of our current stockholders, and which may adversely affect the market price of our securities.

We plan to raise capital through public offerings of our common stock to finance the completion of current and future expansion initiatives and to finance the HPC/AI Transition plans. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely impact our existing operations. If we are unable to generate cash flows from operations sufficient to support our HPC/AI Transition plans, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, or obtaining additional equity financing on terms that may be onerous or highly dilutive. Furthermore, if we engage in debt financing, as we currently do, the holders of any debt we issue would likely have priority over the holders of shares of our common stock in terms of order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions including accepting terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our stockholders.

We may be required to record impairment charges on our data center assets if demand projections decline or technology changes.

We make substantial capital investments in data center facilities and specialized equipment based on long-term projections of demand for HPC/AI infrastructure services. These assets are carried on our balance sheet at cost, less accumulated depreciation, and are subject to impairment testing under applicable accounting standards when events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the projected undiscounted cash flows from our data center assets decline below their carrying value due to lower than anticipated demand, competitive pricing pressure, technological obsolescence, or other factors, we may be required to record impairment charges to write down the assets to their estimated fair value. Factors that could trigger such impairment include slower than expected adoption of AI technologies, loss of significant customers, technological changes that render our facilities less competitive or desirable, market oversupply resulting in reduced utilization and pricing, changes in customer infrastructure requirements that reduce demand for our specific configurations, or adverse changes in the regulatory environment affecting data center operations. The rapid pace of change in AI hardware, cooling technologies, and data center design standards increases the risk that portions of our infrastructure investments could become less competitive or obsolete more quickly than originally anticipated.

Impairment charges, while non-cash, reduce the book value of our assets and stockholders’ equity and could adversely affect key financial metrics, potentially impacting compliance with debt covenants, investor confidence, and our ability to access capital markets on favorable terms. Additionally, the recognition of significant impairment charges could indicate to investors and lenders that our business strategy or market assumptions were flawed, potentially affecting our market valuation and access to financing even beyond the immediate financial impact of the charges. Our specialized HPC/AI infrastructure may be less fungible than general-purpose data center space, meaning that assets specifically designed for high-performance computing workloads may have limited alternative uses and potentially lower recovery values in the event of impairment. Even if we do not ultimately record impairment charges, the perceived risk of potential asset impairments could adversely affect market perception of our company and the valuation of our securities. Any significant impairment charges could have a material adverse effect on our financial condition, results of operations, and ability to execute our HPC/AI Transition plans.

We have an evolving business model which is subject to various uncertainties.

We have an evolving business model which is subject to various uncertainties as we intentionally transition from Bitcoin mining colocation to HPC/AI infrastructure services. We are actively transitioning our business model from providing colocation services for Bitcoin mining equipment to providing high-performance computing and AI infrastructure services to hyperscalers, cloud service providers, and other enterprises. Future regulations may affect both our existing Bitcoin mining colocation customers and our target HPC/AI customers in ways we cannot predict. In order to stay current with the industry and successfully execute our strategic transition, we must adapt our infrastructure, operations, sales strategies, and customer relationships. We have limited operating history in the HPC/AI data center market, and we cannot offer any assurance that our strategic transition will be successful, that we will attract and retain HPC/AI customers, or that our HPC/AI business will be profitable.

As cryptoassets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. Future regulations may require our co-hosting customers to change their business in order to comply fully with federal and state laws regulating cryptoasset (including Ethereum and Bitcoin) mining. In order to stay current with the industry, our business model may need to continue to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business.

We face additional risks in expanding our business, including the significant amount of capital required.

Expanding our business will require significant capital. In addition, we may be required to commit significant operational and financial resources in connection with the organic growth of our business substantially in advance of such newly developed data centers generating revenue. If we are unable to acquire sufficient capital, our HPC/AI Transition may be delayed and/or cancelled.

The costs of constructing, developing, operating, and maintaining our HPC/AI operations are substantial. Our HPC/AI hosting operations may be impacted by costs and expenses beyond our control or require capital investment that neither we nor our customers are able to bear, reducing our revenue and profitability. Moreover, in order to grow our hosting business, we may need additional facilities to increase our capacity for more customers. The costs of constructing, developing, operating, and maintaining hosting facilities and growing our hosting operations may not be profitable or possible as construction costs are rising which reflect the increase in cost of labor and raw materials, as well as supply chain and logistical challenges. Unexpected disruptions to our supply chain, continued inflationary pressures, high interest rates, tariffs, delays in construction, limited financing availability, constrained supplies of new power, or changes in customer requirements could significantly affect the cost or timing of our planned expansion projects, have consequences under our project financing and partnership agreements, and interfere with our ability to meet commitments to customers who have contracted for space in new data centers under construction.

All construction-related data center projects will require us to carefully select, manage, and rely on the experience of one or more design firms, general contractors, and associated subcontractors during the design and construction process, and to obtain critical government permits and authorizations. Should a design firm, general contractor, significant subcontractor, or key supplier experience financial or operational problems during the design or construction process or fail to perform properly, or should we be unable to obtain or experience delays in obtaining, all necessary zoning, land-use, building, occupancy, and other governmental permits and authorizations, we could experience significant delays, increased costs to complete the project, penalties under customer preleases, and other negative impacts to the expected return on our committed capital. Further, there can be no assurance we will have sufficient customer demand to support the data centers we may acquire or build.

Our management team has not managed a public company before and we will need to hire additional personnel and will need access to additional resources in order to be able to carry out our financial reporting and other public company obligations.

Our management does not have prior experience in managing a publicly traded company. As such, the management team may encounter difficulties in successfully or effectively complying with our reporting and other obligations under federal securities laws and other regulations and in connection with operating as a public company. Their lack of prior experience in dealing with the reporting and other obligations and laws pertaining to public companies could result in management being required to devote significant time to these activities, which may result in less time being devoted to our management and growth. Additionally, we will be required to hire additional personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies. We may be required to incur significant expense in connection with these efforts.

We have a history of operating losses, and we may report additional operating losses in the future.

We have recorded historical losses and negative cash flows from our operations from our Bitcoin mining colocation business. Further, as part of our HPC/AI Transition plans, we have made and will continue to make capital investments to support HPC hosting and colocation services, including the conversion and expansion of our Niagara Falls facility. Our business plan projects near-term operating losses as we complete this transition, with anticipated profitability once HPC/AI operations are fully deployed. However, there can be no assurance we will achieve profitability on the timeline projected or at all. For these reasons we cannot guarantee that our future revenue from HPC/AI data center operations will exceed our associated costs.

We have a material weakness in our internal control over financial reporting. If Blockfusion is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect Blockfusion’s business and operating results.

The material weaknesses identified pertained to the lack of effectively designed, implemented, and maintained IT general controls over applications that support Blockfusion’s financial reporting processes, insufficient segregation of duties across financially relevant functions, and lack of sufficient number of qualified personnel within its accounting, finance, and operations functions who possessed an appropriate level of expertise to provide reasonable assurance that transactions were being appropriately recorded and disclosed. Blockfusion has concluded that these material weaknesses existed because it did not have the necessary business processes, systems, personnel, and related internal controls.

We will implement a remediation plan for material weaknesses in internal control over financial reporting.

Blockfusion has initiated a remediation program to address the material weaknesses identified in its internal control over financial reporting. Blockfusion has engaged CFGI, an external accounting and advisory firm, to assist management in designing and implementing an enhanced internal control framework. The remediation program focuses on (i) establishing and documenting IT general controls over applications that support financial reporting, including user access, change management, and IT operations; (ii) implementing appropriate segregation of duties and role-based responsibilities across financially relevant processes; and (iii) building out the accounting, finance, and operations functions with personnel possessing the requisite technical expertise.

As part of this program, Blockfusion is implementing new systems and process-level controls to support financial reporting and related disclosures, including standardized accounting policies, formal reconciliation and review procedures, and periodic management reporting. CFGI is assisting with the design and documentation of these controls and the related governance structure, with a plan to transition responsibilities to Blockfusion’s internal finance team as it is built out. Management is developing and will conduct testing procedures to evaluate the design and operating effectiveness of newly implemented controls on a rolling basis and will make further enhancements as necessary.

The material weaknesses will not be considered remediated until the applicable controls have been designed, implemented, and demonstrated to operate effectively for a sufficient period of time, and management has completed testing of such controls. Blockfusion cannot provide assurance as to the timing of the completion of these remediation efforts or that the measures taken will be sufficient to remediate the identified material weaknesses or to prevent future material weaknesses.

Risks Related to Our Bitcoin Mining Colocation Operations During Our Business Transition Period

We are actively transitioning our business from Bitcoin mining colocation services to HPC/AI infrastructure services as part of our strategic transformation. During this transition period, we continue to derive revenue from hosting Bitcoin mining equipment for existing customers, and as such, we remain exposed to risks associated with the cryptocurrency industry and digital asset markets. As we complete our transition to HPC/AI infrastructure services, our exposure to cryptocurrency market risks will decline materially, and we expect Bitcoin mining colocation to represent a decreasing portion of our overall business. The following risk factors relate primarily to our legacy Bitcoin mining colocation operations and the cryptocurrency industry, and are expected to become less material to our business as our strategic transition progresses. However, during the transition period, adverse developments in the cryptocurrency industry could continue to impact our financial performance and results of operations.

The lack of regulation of digital asset exchanges which Bitcoin, and other cryptocurrencies, are traded on may expose us to the effects of negative publicity resulting from fraudulent actors in the cryptocurrency space and can adversely affect an investment in the Company.

The digital asset exchanges on which Bitcoin is traded are relatively new and largely unregulated. Many digital asset exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, such digital asset exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. From 2022 through 2024, a number of digital asset exchanges filed for bankruptcy proceedings and/or became the subjects of investigation by various governmental agencies for, among other things, fraud, causing a loss of confidence and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets, including the market for Bitcoin, have experienced increased price volatility. The Bitcoin ecosystem may continue to be negatively impacted and experience long term volatility if public confidence decreases.

These events are continuing to develop and it is not possible to predict, at this time, every risk that they may pose to us, our service providers, or the digital asset industry as a whole. A perceived lack of stability in the digital asset exchange market and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud may reduce confidence in digital asset networks and result in greater volatility in cryptocurrency values. These potential consequences of a digital asset exchange’s failure could adversely affect our business and an investment in the Company.

As we complete our transition to HPC/AI services and Bitcoin mining colocation becomes a smaller portion of our business, we expect our exposure to cryptocurrency market risks to decline materially. However, during the transition period, negative developments in the cryptocurrency industry could impact our current customers’ ability to pay for our services and could affect market perception of our company.

We depend on attracting and retaining officers, managers, and skilled professionals.

Our success is critically dependent on our ability to attract, retain, and motivate highly qualified officers, key management personnel, and specialized technical professionals with expertise in HPC/AI data center operations, and the loss of key personnel or our inability to attract qualified replacements could materially impair our ability to execute our business strategy.

The design, construction, operation, and marketing of HPC/AI data center facilities require specialized expertise and technical skills that are not widely available in the labor market, including expertise in high-density power distribution, advanced cooling systems (including liquid cooling and immersion cooling technologies), GPU cluster deployment and management, AI workload optimization, facility design for extreme power densities, electrical engineering, data center operations, and sales and business development within the rapidly evolving AI infrastructure market. We face intense competition for qualified personnel from well-funded competitors, including established data center operators, hyperscale cloud providers, technology companies, and well-capitalized startups, many of whom have substantially greater financial resources and may be able to offer more attractive compensation packages, equity incentives, and career advancement opportunities than we can provide. The loss of key executives, senior management, technical leaders, or other critical personnel, whether due to resignation, retirement, disability, death, or other reasons, could result in significant disruption to our operations, loss of institutional knowledge and customer relationships, delays in facility development and customer acquisition, and difficulty in executing our strategic initiatives. Additionally, our ability to attract qualified replacements for departed personnel is uncertain, and any extended period of time required to identify, recruit, and onboard replacement personnel could adversely affect our business operations and competitive position.

Our HPC/AI Transition plans and operational effectiveness depend on our ability to continuously expand our management team and technical workforce to support facility development, customer acquisition, ongoing operations, and technical innovation. However, our growth may be constrained by human capital resource limitations, and we will need to take strategic action to develop our pool of management and skilled employees as well as grow such pool to meet the demands of our expanding operations and corporate functions. We face challenges in succession planning for key roles, and the lack of adequate succession plans could leave us vulnerable to operational disruption if key individuals depart unexpectedly. The specialized nature of HPC/AI data center operations means that training and developing personnel to the required level of expertise can be time-consuming and expensive, and we may not be able to develop internal talent quickly enough to meet our growth requirements. The loss of key personnel or our inability to attract, retain, and develop qualified employees could adversely impact multiple aspects of our business, including facility development timelines, the quality and reliability of our operations, our ability to provide high-quality technical support to customers, our capacity to win new business and maintain customer relationships, our rate of technical innovation, and our ability to execute our strategic plan. If we are not able to successfully attract, retain, and motivate the talented officers, managers, and specialized professionals necessary to support our business, our growth prospects, competitive position, operational performance, customer relationships, financial condition, and results of operations may be materially adversely affected.

Risks Related to Our Legacy Operations

Cyber-attacks, data breaches or malware may disrupt our operations and trigger significant liability for us, which could harm our operating results and financial condition, and damage our reputation or otherwise materially harm our business.

As a publicly traded company, at times we may experience cyber-attacks, such as phishing, and other attempts to gain unauthorized access to our systems, and we anticipate continuing to be subject to such attempts. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats, and, despite our implementation of strict security measures, it is impossible to eliminate all such vulnerability. For instance, we may not be able to ensure the adequacy of the security measures employed by third parties, such as our service providers. Additionally, though we provide cybersecurity training for all employees, we cannot guarantee that we will not be affected by further phishing attempts. Efforts to limit the ability of malicious actors to disrupt the operations of the internet or undermine our own security efforts may be costly to implement and may not be successful. Such breaches, whether attributable to a vulnerability in our systems or otherwise, could result in claims of liability against us, damage our reputation and materially harm our business.

We depend on third-party network connectivity and telecommunications infrastructure providers.

Our data center services are fundamentally dependent on reliable, high-bandwidth network connectivity to enable our customers to access and utilize their infrastructure and applications. We rely on third-party telecommunications carriers, fiber optic providers, internet service providers, and other network infrastructure companies to provide the critical connectivity services that link our facilities to the broader internet and to our customers’ locations and users. These providers control essential infrastructure elements outside our facilities, including fiber optic routes, network switching and routing equipment, internet backbone connections, and data transmission pathways, over which we have no direct control. Our dependence on these third-party providers exposes us to various risks, including service failures, network outages, capacity constraints, routing issues, cybersecurity incidents such as denial-of-service attacks on provider networks, and the potential financial distress or bankruptcy of key providers. Provider failures or significant service degradations could impair our ability to deliver high-quality services to customers, reduce customer satisfaction, damage our reputation, and result in customer claims for service level agreement violations or contract penalties.

We may face disputes with telecommunications and connectivity providers regarding pricing, service levels, contract terms, or service quality, and we may have limited recourse if providers fail to meet their obligations or if their service quality deteriorates. In certain geographic locations, competition among fiber and telecommunications providers may be limited, potentially giving these providers significant leverage in contract negotiations and pricing discussions, which could result in higher costs or less favorable contract terms for us. Network connectivity failures or performance degradations could prevent customers from accessing their infrastructure hosted in our facilities or could significantly degrade the performance of customer applications, potentially resulting in revenue loss, customer dissatisfaction, early contract terminations, or demands for service credits or contract renegotiation. Additionally, costs for bandwidth, internet connectivity, and telecommunications services may increase due to provider pricing changes, market conditions, or increased demand for network capacity, which could adversely affect our operating margins. Our contracts with connectivity providers may not adequately protect us against service failures or may contain limitations of liability that restrict our ability to recover damages for provider failures. To ensure adequate redundancy and minimize single points of failure, we may need to maintain relationships with multiple connectivity providers and invest in diverse network paths, which increases our operating costs and complexity. Any significant disruption to our network connectivity, whether due to provider failures, infrastructure damage, or other factors beyond our control, could have a material adverse effect on our business, customer relationships, financial condition, and results of operations.

Equipment failures, power outages, and operational disruptions could cause service interruptions and revenue loss.

Our data center operations depend on the continuous and reliable operation of complex, interconnected systems, including servers, cooling infrastructure, power distribution equipment, network connectivity systems, and automated monitoring and control systems. Any failure or malfunction of these critical systems could cause service interruptions that adversely affect our customers’ operations and our financial performance. Equipment failures may result from manufacturing defects, wear and tear, inadequate maintenance, human error, or unforeseen technical issues. Power outages, whether caused by utility grid failures, problems with our on-site power distribution systems, or failures of backup generators and uninterruptible power supply systems, could disrupt operations and potentially damage customer equipment. Cooling system failures could force us to shut down operations to prevent overheating and equipment damage, particularly given the high power density and heat generation associated with HPC/AI workloads. Network connectivity issues, including failures of our internet connections, internal networking equipment, or telecommunications infrastructure, could impair our ability to deliver services to customers and prevent remote monitoring and management of customer systems.

Service interruptions, even of brief duration, can be extremely costly for customers running time-sensitive AI training, HPC simulations, or other compute-intensive workloads that cannot easily be paused or restarted. Such disruptions could result in customer claims for damages, liability under service level agreements, revenue loss from contractual credits or penalties, early contract terminations, and significant reputational damage that could impair our ability to attract and retain customers. Additionally, failures of our automation and monitoring systems could prevent us from detecting operational issues promptly, delay our response to problems, or result in inadequate oversight of customer infrastructure, potentially exacerbating service disruptions and increasing the associated costs and liabilities.

Our ability to prevent operational disruptions and respond rapidly to technical issues depends on the effectiveness of our maintenance procedures, the reliability of our backup and redundant systems, the skill and availability of our technical personnel, and the adequacy of our monitoring and alerting systems. While we maintain insurance coverage, such insurance may not cover all types of losses, may be subject to significant deductibles and coverage limitations, and may not adequately compensate us for the full extent of direct and indirect costs associated with service interruptions, including lost revenue, customer remediation costs, reputational harm, and the expense of implementing corrective measures. Any significant operational disruption could have a material adverse effect on our business, customer relationships, financial condition, and results of operations.

Increased scrutiny and changing expectations from stakeholders with respect to our environmental, social, and governance (“ESG”) practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their ESG practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, has resulted and may continue to result in increased public scrutiny of our business and our industry, and our management team may divert significant time and energy away from our operations and towards responding to such scrutiny and reassuring our employees.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, and could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, or if our operations are disrupted due to the physical impacts of climate change, our business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted. However, as a predominantly zero-carbon data center, we believe we are advantageously positioned relative to our competitors in this regard.

We plan to make considerable investments in our information technology systems and processes. Difficulties from or disruptions to these efforts may interrupt our normal operations and adversely affect our business and results of operations.

We plan to make considerable investments in our information technology systems and processes and expect such investment to continue for the foreseeable future in support of our HPC hosting and colocation services. These continuing investments and upgrades include the implementation of new tools and technologies to further streamline and automate processes, including with respect to customer management, monitoring and reporting capabilities, procurement, and to support our compliance with evolving U.S. GAAP. These investments and upgrades and may take longer to complete and cost more than originally planned. As a result of our continued work on these projects, we may experience difficulties with our systems and business disruptions. Any such difficulties or disruptions may adversely affect our business and results of operations.

The development and advancement in the efficiency of AI models presents risks and challenges that may adversely impact our business and operating results.

Rapid technological changes in computing hardware, software, and data center design could render our infrastructure obsolete or less competitive, adversely affecting our business and operating results.

The data center and high-performance computing industries are characterized by rapid technological change, frequent introduction of new products and services, and evolving industry standards and customer requirements. Advances in computing hardware, including the development of more powerful and efficient GPUs, accelerators, processors, and other specialized computing components, could render portions of our existing equipment less competitive or obsolete more quickly than anticipated, potentially requiring substantial capital expenditures to maintain competitiveness. Similarly, the introduction of, and advancement in the efficiency of AI models could potentially adversely affect data center usage by significantly reducing the computational power needed to train AI models, potentially leading to less demand for high-power density, liquid-cooled data center infrastructure and colocation facilities such as ours. New advancements in AI models could also alter the way data centers are currently designed and utilized and may adversely affect our business and results of operations. Changes in cooling technologies, including the potential shift from liquid cooling to more advanced or efficient cooling methodologies, could make our cooling infrastructure obsolete or less attractive to customers. Advances in data center design and architecture, including innovations in power distribution, space utilization, or facility layout, could favor newer facilities over our existing infrastructure, placing us at a competitive disadvantage.

Furthermore, the emergence of new computing paradigms, such as quantum computing, neuromorphic computing, edge computing, or other distributed computing models, could fundamentally alter customer requirements and shift demand away from centralized, high-density data center infrastructure such as ours. Changes in networking requirements or technologies, including advances in interconnect speeds, protocols, or architectures, could require costly upgrades to our facilities or render our existing network infrastructure less competitive. The rapid pace of technological change in the HPC/AI sector may result in frequent hardware replacement cycles, increasing our capital expenditure requirements and reducing the useful life of our investments. Our substantial capital investments in facilities and equipment are made based on current technology and market requirements, and there is a significant risk that these investments may not adequately meet future customer demands or industry standards, potentially requiring premature write-offs, expensive retrofits, or replacement of infrastructure sooner than expected. If we are unable to adapt our facilities and offerings to keep pace with technological change, or if we make substantial investments in technologies that become obsolete or less desirable, our competitive position, utilization rates, pricing power, and profitability could be materially and adversely affected, which could have a material adverse effect on our business, financial condition, and results of operations.

Supply chain and logistics issues for us, our contractors or our suppliers may frustrate or delay our expansion plans or increase the cost of constructing our infrastructure.

The equipment used in our operations is generally manufactured by third parties using a large amount of commodity inputs (for example, steel, copper, aluminum). Many manufacturing businesses globally are currently experiencing supply chain issues and increased costs with respect to such commodities and other materials and labor used in their production processes, which is due to a complex array of factors including increased demand from the Bitcoin mining, HPC/AI services, data center and other industries, and which can occur from time to time. Procurement from suppliers which manufacture equipment outside of North America is also exposed to additional risks such as regulatory changes (for example, a tariff or ban on equipment imported or exported from certain jurisdictions) and global freight disruptions. Additionally, shortages in global semiconductor chip supply may impact procurement timelines for equipment. Such issues may cause delays in the delivery of, or increases in the cost of, the equipment used in our operations, which could materially impact our operating results and may delay our expansion plans.

We may be vulnerable to climate-related risks, severe weather conditions and natural and man-made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, hail, snow, lightning and wind), as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Our business may be subject to the physical risks of climate change, severe weather conditions and natural and man- made disasters, including earthquakes, fires, floods, hurricanes, tornadoes and severe storms (including impacts from rain, hail, snow, lightning and wind), as well as power outages and other industrial incidents, any of which could result in system failures, damage to equipment, power supply disruptions and other interruptions that could harm our business.

The potential physical impacts of climate change on our properties and operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The increased prevalence of natural disasters and other impacts attributable to climate change may materially and adversely impact the cost of production, operational efficiency and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could impact the operational efficiency of our assets or disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation, power and distribution systems could result in delays to potential expansion plans, additional costs or reduced operational efficiency.

The reliability and operating efficiency of GPUs and other equipment is linked to weather conditions, including temperature and humidity. If we are unable to appropriately manage climatic conditions for the operating equipment inside our data centers, whether caused by either long or short term variations in weather conditions outside of optimal operating thresholds or as a result of ventilation equipment failure, GPUs and other equipment may be subject to reduced operating efficiency, increased equipment failure and higher maintenance costs. More severe or sustained climate-related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.

A decline in the price of cryptoassets could lead to a reduction in the usage of mining equipment at our facilities.

As we transition our facility from Bitcoin mining colocation to HPC/AI infrastructure services, we continue to serve Bitcoin mining customers during the conversion period. Although we no longer hold significant direct exposure to Bitcoin, our current customers engage in Bitcoin mining. The price of cryptoassets have historically been subject to dramatic price fluctuations and are highly volatile. If the price of cryptoassets declines, our customers could incur future losses and these losses could be significant as they incur costs and expenses associated with our hosting of their miners at our facilities and other costs and expenses. If our colocation customers’ losses are significant enough, they may be unable to continue to pay our fees, we may experience a decline in revenue from our colocation operations during the transition period. As we complete our transition to HPC/AI services, our exposure to cryptoasset price volatility will decline materially. However, this could have a material adverse effect on our business, prospects or operations during the transition period.

Developments regarding the treatment of cryptoassets for tax purposes could adversely impact our business.

Due to the new and evolving nature of cryptoassets and the absence of comprehensive guidance, many significant aspects of the tax treatment of transactions involving cryptoassets, such as the purchase and sale of Bitcoin and the receipt of staking rewards and other cryptoasset incentives and rewards products, are uncertain, and it is unclear what guidance may be issued in the future with respect to the tax treatment of cryptoassets and related transactions.

Current Internal Revenue Service (“IRS”) guidance indicates that for U.S. federal income tax purposes cryptoassets, including Bitcoin, should be treated and taxed as property, and transactions involving the payment of Bitcoin for goods and services should be treated in effect as barter transactions. The IRS has also released guidance to the effect that, under certain circumstances, hard forks and airdrops of digital currencies may give rise to taxable events and guidance with respect to the determination of the tax basis of digital currencies. However, current IRS guidance does not address other significant aspects of the U.S. federal income tax treatment of cryptoassets and related transactions. Moreover, although current IRS guidance addresses the treatment of certain hard forks and airdrops, there continues to be uncertainty with respect to the timing and amount of income inclusions for various cryptoasset transactions, including staking rewards, other digital asset incentives, and reward products.

There can be no assurance that the IRS will not alter its existing position with respect to cryptoassets in the future or that applicable state, local, and other taxing authorities or courts will follow, or continue to follow, the approach of the IRS with respect to the treatment of cryptoassets, including Bitcoin. Generally, any alteration of existing guidance or issuance of new or different guidance may have negative consequences, including the imposition of a greater tax burden on investors in cryptoassets or imposing a greater cost on the acquisition and disposition of cryptoassets, In either case, this may have a negative effect on the trading price of Bitcoin or otherwise negatively impact our business, financial condition, and results of operations. In addition, future technological and operational developments that may arise with respect to cryptoassets may increase the uncertainty of its treatment for applicable tax purposes.

If the single facility where we provide data center colocation and hosting services fails, our business, results of operations and financial condition would be harmed.

Our ability to provide high quality data center colocation and hosting services depends in part on the efficient and uninterrupted operation of our facility infrastructure and communications systems. Substantially all of our facility infrastructure and customer equipment is located at a single facility. Our facility and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We have redundant systems and data centers in multiple locations for disaster backup and recovery purposes, and our business interruption insurance may be insufficient to compensate us for losses that may occur. In addition, customer equipment and our facility systems are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data, service outages affecting our customers or the unauthorized disclosure of confidential customer data. The occurrence of any of the foregoing risks could substantially harm our business and results of operations.

Government regulators and utilities may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin miners or data center colocation and hosting providers, including us, or Bitcoin mining or data center operations generally. While Blockfusion currently engages in bitcoin mining operations as a transitional revenue source while building out our primary business of data center colocation and hosting for AI/HPC infrastructure, both our transitional bitcoin mining activities and our core colocation and hosting business face potential regulatory restrictions on electricity supply.

The supply of electricity for our existing or future operations, and the interconnection to the transmission system of any facilities we are currently developing or may develop in the future, could be limited or otherwise adversely impacted as a result of political pressure or regulation. Government and regulatory scrutiny related to Bitcoin mining facilities and HPC/AI services and their energy consumption and impact on the environment has increased and may continue to increase. Some governments and regulators are increasingly focused on the energy and environmental impact of Bitcoin mining activities and data centers in particular, including the impact on the electricity market that may arise from Bitcoin miners’ price responsiveness. This has led to new governmental measures regulating, restricting or prohibiting the use of electricity for Bitcoin mining activities, or Bitcoin mining activities generally, and may lead to further measures with respect to Bitcoin miners and data centers more generally in any of the jurisdictions in which we operate from time to time. While we currently operate only in New York, regulations and restrictions in other states and jurisdictions represent risks to our future expansion plans and ability to develop facilities in other markets.

At the federal level, legislation has been proposed by various Senators that would require certain agencies to analyze and report on topics around energy consumption in the digital asset industry, including the type and amount of energy used for cryptocurrency mining and the effects of digital asset mining on energy prices and baseload power levels and the effect Bitcoin mining using more than 5 megawatts of power has on greenhouse gas emissions. There have also been calls by various members of Congress on the Environmental Protection Agency (“EPA”) and Department of Energy (“DOE”) to establish rules that would require digital asset miners to report their energy usage and emissions.

While Blockfusion currently operates only in New York, Texas regulations could materially impact any future expansion plans into Texas markets, given the state’s importance as a data center hub. Further, in March 2022, ERCOT started requiring large scale digital asset miners to apply for permission to connect to Texas’ power grid, and in April 2022, set up the Large Flexible Load Task Force (“LFLTF”) which has since been rebranded as the Large Load Working Group (“LLWG”), to review the participation of large loads, including data centers and Bitcoin mining facilities, in the ERCOT system. The LLWG has been tasked to develop policy recommendations for consideration by ERCOT relating to network planning, markets, operations, and large load interconnection processes for large loads in the ERCOT network. In addition, in 2025 the Texas government enacted Senate Bill 6 (“SB 6”), which requires the PUCT and ERCOT to create new processes and impose new requirements for the interconnection of facilities with large electrical loads of at least 75 MWs to the ERCOT system. SB 6 also requires security type payments as part of the initial interconnection request, and creates a new approval that is required for co-location of generation with large loads. These changes, subject to the final rules adopted by the PUCT and ERCOT and any potential judicial review, would include:

●	standardization for interconnecting large loads customers in manner designed to support business development in Texas while minimizing the potential for stranded infrastructure costs and maintain system reliability;

●	requiring that a large load customer who is subject to these standards contribute to the recovery of the interconnecting electric utility’s costs to interconnect the large load to a transmission system;

●	codifying the process for the PUCT’s evaluation of net metering arrangements involving a large load co-located with an existing generation resource;

●	directing ERCOT to develop a reliability service to competitively procure demand reductions from large load customers with a demand of at least 75 MWs to be deployed in the event of an anticipated emergency condition, which could include prohibitions on simultaneously participating in other demand response programs; and

●	determining whether the current 4CP methodology used to calculate wholesale transmission rates ensures that all loads appropriately contribute to the recovery of a utility’s costs to provide access to the transmission system, and if not, determine whether alternative methods to calculate wholesale transmission rates would more appropriately assign the cost of providing access to and wholesale service from the transmission system.

These processes and requirements remain subject to rulemaking procedures and there can be no assurance as to the timing or ultimate outcome of this rulemaking process. While these regulations do not currently affect our New York operations, the final regulations resulting from SB 6 and other processes involving PUCT and ERCOT, or any other restrictions on availability of electricity in Texas, could adversely impact any future expansion into Texas markets. Such regulations could result in increased costs in connection with interconnections to the ERCOT grid, changes to how transmission costs are allocated, reduced revenue from participation in demand response or similar programs, reduced availability of electricity, increased cost of electricity and other costs (including technical and reliability measures such as in connection with large load voltage ride-through), delays in the development and/or interconnection of facilities with transmission systems, onerous conditions and obligations, impacts on required equipment installations and/or more onerous disclosure and compliance burdens, and any of the foregoing could have a material adverse effect on our expansion strategy, business, operations, prospects, financial condition and operating results.

Risks Related to Governmental Regulation and Enforcement

Changing environmental regulation and public energy policy may expose our business to new risks.

Our HPC data center operations require a substantial amount of power and can only be successful, and ultimately profitable, if the costs we incur, including for electricity, are lower than the revenue we generate from our operations. As a result, any HPC data center facility we establish can only be successful if we can obtain sufficient electrical power for that facility on a cost-effective basis, and our establishment of new facilities requires us to find locations where that is the case. If new regulations are imposed, or if existing regulations are modified, the assumptions we made underlying our plans and strategic initiatives may be inaccurate, and we may incur additional costs to adapt our planned business, if we are able to adapt at all, to such regulations.

In addition, there continues to be increasing focus on the environmental impact of energy-intensive data center operations, particularly those supporting AI workloads. Data centers serving AI applications can require significantly more power per rack than traditional cloud computing, which may attract regulatory scrutiny. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, and energy disclosure and use regulations, we cannot predict how legislation and regulation will affect our financial condition and results of operations in the future in the United States. However, due to our Niagara Facility’s access to clean power from predominantly hydroelectric and other renewable sources, we believe we are advantageously positioned relative to our competitors in this regard. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change or energy use by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, reputation, prospects or operations.

As we transition from Bitcoin mining colocation to HPC/AI infrastructure services, we face evolving regulatory frameworks in multiple areas. Our future HPC/AI business will be subject to data center regulations, energy and environmental regulations, and potentially AI-specific regulatory requirements depending on how our role as infrastructure provider is classified. During our transition period, we also remain subject to regulations affecting cryptocurrency mining operations. As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while some jurisdictions, such as the United States, subject the mining, ownership and exchange of cryptocurrencies to certain, and in some cases overlapping, unclear and evolving regulatory requirements.

We currently only operate in the United States, and do not currently have any plans to expand our operations beyond the United States. The complexity and evolving nature of our business and the significant uncertainty surrounding regulation of both the cryptocurrency industry and emerging AI infrastructure services requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

Potentially increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters, change aspects of the Company’s business or result in limits on our operations. As discussed in “Expansion of our HPC/AI services could increase competitive, operational, legal and regulatory risks to our business in ways we cannot predict,” emerging AI regulation such as the EU AI Act may impose requirements on infrastructure providers like us. The extent to which data center operators will be responsible for monitoring or restricting AI applications deployed on their infrastructure remains uncertain, but could result in additional compliance costs and operational restrictions. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Ongoing and future regulation and regulatory actions could also significantly restrict or eliminate the market for or uses of our services and/or may adversely affect the Company’s business, reputation, financial condition and results of operations. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

The compliance costs of responding to new and changing regulations could adversely affect our operations.

We are subject to various federal, state and local laws and regulations, including those relating to the generation, storage, handling, and disposal of hazardous substances and wastes. Certain of these laws and regulations also impose joint and several liability, without regard to fault, for investigation and cleanup costs on current and former owners and operators of real property and persons who have disposed of or released hazardous substances into the environment. Our operations may involve the use of hazardous substances and materials, such as petroleum fuel for temporary generators, as well as batteries, cleaning solutions, and other materials.

The course of future legislation and regulation in the United States remains difficult to predict, and potential increased costs associated with new legislation or regulation cannot be estimated at this time.

Our interactions with a blockchain may expose us to specially designated nationals (“SDN”) or blocked persons and new legislation or regulation could adversely impact our business or the market for cryptocurrencies.

During our transition period while we continue to provide Bitcoin mining colocation services, we face limited sanctions compliance risks. The Office of Financial Assets Control (“OFAC”) of the U.S. Department of Treasury requires us to comply with its sanction program and not conduct business with persons named on its SDN list. As a data center infrastructure provider, we contract directly with identifiable customers and can implement know-your-customer (KYC) and sanctions screening procedures. However, to the extent our customers use our infrastructure for cryptocurrency-related activities, there is a theoretical risk that their blockchain transactions could involve sanctioned parties, which could result in negative publicity or regulatory scrutiny even though we do not control or have visibility into individual blockchain transactions. As we transition to HPC/AI infrastructure services, this risk will decline materially.

We are unable to predict the nature or extent of new and proposed legislation and regulation affecting our operations, or the potential impact of our customers’ activities, which could have material adverse effects on our business and our industry more broadly. Further, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties as a result of any regulatory enforcement actions, all of which could harm our reputation and affect the value of our common stock.

Changing political and geopolitical conditions, including changing international trade policies and the implementation of wide-ranging, reciprocal and retaliatory tariffs, surtaxes and other similar import or export duties, or trade restrictions, could adversely impact our business, prospects, operations and financial performance.

Changes in political and geopolitical conditions may be difficult to predict and may adversely affect our business, prospects, operations and financial performance. For example, changes in political and geopolitical conditions may lead to changes in governmental policies, laws and regulations, including with respect to sanctions, taxes, tariffs, surtaxes and other similar import or export duties, import and export controls or restrictions, tariff rate quotas, and the general movement of goods, materials, services and capital, or may lead to uncertainty as to the potential for such changes. Accordingly, our business, prospects, operations and financial condition may be significantly impacted by such changes in political and geopolitical conditions, and in particular by changes in international trade policies, including the imposition of tariffs, surcharges and other similar import or export duties, or trade restrictions including tariff rate quotas, as well as by uncertainty with respect to the potential for such changes.

In particular, in April 2025 the United States announced new tariffs, including an across-the-board 10% tariff on all countries and individualized higher tariffs on certain countries, including countries from which we have historically sourced miners and other hardware and equipment. Bilateral trade negotiations between the United States and various countries are ongoing, and further negotiations with other countries may still occur. As a result, tariffs rates are continuing to evolve, however we expect such tariffs as currently in effect or as currently proposed, as applicable, will likely result in higher costs to acquire miners and other hardware and equipment shipped after the effectiveness of applicable tariffs. For example, on August 7, 2025, the United States proposed a 100% tariff on semiconductors imported to the United States. While we may revisit our procurement strategy to attempt to mitigate the impact of such tariffs on our business, including by sourcing hardware and equipment from countries subject to lower tariffs, there can be no assurance that any such efforts will be effective. It is also possible that such tariffs and other trade restrictions could limit the availability of miners and other hardware and equipment, disrupt our operations, or adversely impact our growth plans. In addition, certain foreign countries have changed, and others may in the future change, their trade policies in response to changes in U.S. tariff policies, including by imposing reciprocal or retaliatory tariffs, surcharges or other similar import or export duties, and trade restrictions including tariff rate quotas, which may in turn escalate and result in a “trade war” or worsen and existing “trade war.” Any escalated trade war could have a significant adverse effect on world trade and the world economy.

These shifts in trade policies in the U.S. and other countries are rapidly evolving and difficult to predict. The ultimate impact of any announced or future tariffs, surtaxes, or other similar import or export duties, and trade restrictions will depend on various factors, including what is ultimately implemented, the timing of implementation and the amount, scope and nature of such measures and potential exclusions from the application of those measures. The potential implications of such uncertainty, which include trade barriers, exchange rate fluctuations, rising costs for miners and other hardware and equipment and broader market contractions, could adversely affect our business, prospects, operations and financial performance.

We are subject to environmental, health and safety laws and regulations, including applicable zoning, building-code and energy-efficiency standards and worker health and safety laws and regulations, that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

We and our operations and properties are subject to laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to us, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection from work related health and safety risks; imposition of certain zoning, building code and energy-efficiency standards for the sites at which we operate; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations (including our ability to recruit and retain personnel), among other sanctions, that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released into the environment, including at current or former properties owned, leased or operated by us or at offsite disposal facilities, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Failure to obtain, secure renewal of, or maintain, permits or tightening of restrictions within our existing permits, or the failure to meet the zoning, building code, heath and safety and energy-efficiency standards imposed by regulations applicable to our sites, could have a material adverse effect on our business, including our ability to recruit and retain personnel, or cause us to incur material expenses. Moreover, it is not uncommon for neighboring landowners, community groups, activists and other third parties to file claims for personal injury, property damage and nuisance allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment or exacerbate climate change impacts, such as restrictions on the use of electricity for Bitcoin mining, HPC or other energy-intensive activities or the environmental impact of mining for the rare earth metals used in the production of mining servers, and thus there can be no assurance as to impact or the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on our financial position, results of operations and cash flows.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results and financial condition.

Our ability to comply with applicable complex and evolving laws, regulations and rules is largely dependent on the establishment and maintenance of our compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in identifying all laws, regulations and rules applicable to us and in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and may also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our compliance and risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

The requirements of being a public company may strain Blockfusion’s resources, divert management’s attention and affect its ability to attract and retain qualified independent board members.

As a public company, we will be subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Among other things, the Exchange Act will require us to file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition, results of operations and prospects. Although we have already hired outside consultants to help comply with these requirements, we may hire additional personnel within our legal and finance departments in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this proxy statement/prospectus, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be materially harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, financial condition, results of operations and prospects.

Blockfusion may be exposed to risk if it cannot enhance, maintain and adhere to its internal controls and procedures.

As a public company trading on the Nasdaq, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business accounting, auditing and regulatory requirements and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company, and we are still early in the process of generating a mature system of internal controls and integration across business systems. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements, and harm our operating results.

Matters impacting our internal controls may cause us to be unable to report our financial information in an accurate manner or on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm continue to report a material weakness in our internal controls over financial reporting. This could seriously affect us and lead to a decline in the market price of our common stock.

Blockfusion’s auditor has identified a material weakness with respect to the design, implementation, and maintenance controls over applications that support Blockfusion’s financial reporting processes.

The material weaknesses identified for Blockfusion pertained to the lack of effectively designed, implemented, and maintained IT general controls over applications that support Blockfusion’s financial reporting processes, insufficient segregation of duties across financially relevant functions, and lack of sufficient number of qualified personnel within its accounting, finance, and operations functions who possessed an appropriate level of expertise to provide reasonable assurance that transactions were being appropriately recorded and disclosed. Blockfusion has concluded that these material weaknesses existed because it did not have the necessary business processes, systems, personnel, and related internal controls.

As a public company, Blockfusion will incur increased expenses associated with the costs of being a public company.

Following the consummation of the Business Combination, we will face a significant increase in insurance, legal, auditing, accounting, administrative and other costs and expenses as a public company that we do not currently incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 of that Act, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (“PCAOB”), the SEC and the Nasdaq, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase our costs and make certain activities more time-consuming. A number of those requirements will require us to carry out activities that we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Further, if any issues in complying with those requirements are identified (for example, if our independent registered accounting firm identifies a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs to remediate those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. Being a public company could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage with increased self-retention risk or substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Further, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

The additional reporting and other obligations imposed by various rules and regulations applicable to public companies will increase legal and financial compliance costs and the costs of related legal, auditing, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Risks Related to the Business Combination and Blue

The ability of Blue shareholders to exercise redemption rights with respect to a large number of Public Shares, the terms of the proposed Business Combination or other factors may not allow Blue to complete the Business Combination or optimize its capital structure.

Under the terms of the Business Combination Agreement, it is a condition to Blue’s and Blockfusion’s respective obligations to consummate the Business Combination, waivable by both parties, that, at the Closing, Pubco will receive cash and cash equivalents, of at least $75.0 million, after satisfaction of all unpaid Expenses of Blue and unpaid Expenses of Blockfusion, including funds remaining in the Trust Account (after satisfaction of required redemption payments) and net proceeds from Financing Transaction, if any such transactions are identified and consummated in connection with the proposed Business Combination in accordance with the terms and provisions contained in the Business Combination Agreement.

If redemptions reduce the funds available from the Trust Account to the point that the Minimum Cash Condition is not satisfied, Blue may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account, arrange for third-party financing or otherwise. Third-party financing may not be available on acceptable terms or at all. Furthermore, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels.

If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until Blue liquidates the Trust Account or consummates an alternative initial business combination or upon the occurrence of an Extension or certain other corporation actions as set forth in the Current Charter. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time Blue Ordinary Shares may trade at a discount to the pro rata amount per share in the Trust Account or there may be limited market demand at such time. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Blue’s redemption until Blue liquidates, consummates an alternative initial business combination, effectuates an Extension or takes certain other actions set forth in the Current Charter or you are able to sell your shares in the open market.

You may be unable to ascertain the merits or risks of Blockfusion’s operations.

If the Business Combination is consummated, Pubco will be affected by numerous risks inherent in Blockfusion’s business, including those described in “Risks Related to Blockfusion.” Although Blue’s management has endeavored to evaluate the risks inherent in the proposed Business Combination with Blockfusion, Blue cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Further, some of these risks may be outside of Blue’s and Blockfusion’s control. Blue also cannot assure you that an investment in Pubco’s securities will not ultimately prove to be less favorable to investors in Blue than a direct investment, if an opportunity were available, in Blockfusion. In addition, if Blue shareholders do not believe that the prospects for the Business Combination are promising, a greater number of shareholders may exercise their redemption rights, which may make it difficult for Blue to consummate the Business Combination.

There is no assurance that Blue’s diligence will reveal all material risks that may be present with regard to Blockfusion. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Blue cannot assure you that the due diligence Blue has conducted on Blockfusion will reveal all material issues that may be present with regard to Blockfusion, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Blue’s and Blockfusion’s control will not later arise. Blockfusion is aware that Blue must complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders). Consequently, Blockfusion may have obtained leverage over Blue, knowing that if Blue does not complete the Business Combination, Blue may be unlikely to be able to complete an initial business combination with any other target business prior to such deadline.

Blockfusion operates in a highly competitive industry and, while it has been doing business since 2019, Blockfusion has never before been a public company and its business and platform operations continue to change and evolve. As a result, Blue has therefore made its decision to pursue a business combination with Blockfusion on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all, for Blockfusion, Blue and their respective security holders. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses.

Even if Blue’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Blue’s preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Blue’s or Pubco’s liquidity, the fact that charges of this nature are reported could contribute to negative market perceptions about Blockfusion or Blue and Pubco’s securities. In addition, charges of this nature, if any, may cause Pubco to violate leverage or other covenants to which it may be (or in the future become) subject as a result of any financing that may be obtained by Pubco or Blockfusion after the consummation of the proposed Business Combination transaction. Accordingly, any shareholders of Blue who choose to remain shareholders of Pubco following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Blue’s officers or directors of a fiduciary duty owed by them to Blue, or if they are able to successfully bring a private claim under securities laws that the proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Past performance by any member of the Blue management team or Blue Board, the Sponsor or any of their respective affiliates, may not be indicative of future performance of an investment in Blue or Pubco.

Past performance by any member of Blue’s management team or the Blue Board, the Sponsor, or any of their respective current or former affiliates or entities related to one or more of them, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of any member of Blue’s management team or the Blue Board or any of their respective current or former affiliates or entities related to one or more of them, or any of the investment performance of any of the foregoing, as indicative of the future performance of an investment in Blue or Pubco or the returns Blue or Pubco may (or may not), generate going forward. You are urged to read carefully, and consider independently, all of the information contained in this proxy statement/prospectus and in Pubco’s public filings after the Closing, including the financial statements and other information incorporated herein and therein, including, without limitation, under the headings “Risk Factors” and “The Business Combination Proposal — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination.” You are advised, in your sole discretion, to consult with your own financial and other advisors before you make investment decisions about buying or selling Blue’s or Pubco’s securities or investing in the business of Blockfusion. Involvement or past performance by Persons associated with any of Blockfusion, Pubco, or any other businesses, entities or persons affiliated or associated with any of them, does not guarantee that the Business Combination, Blockfusion or Pubco will be successful, and you should be prepared to lose your entire investment.

There are risks to Blue’s shareholders who are not affiliates of the Sponsor of becoming shareholders of Pubco through the Business Combination rather than acquiring securities of Blockfusion directly in an underwritten public offering, including no independent due diligence review by an underwriter.

There is no independent third-party underwriter involved in the Business Combination or the issuance of Pubco’s securities in connection therewith. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering.

If Blockfusion became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” Because Blockfusion will become a public company through a business combination with Blue, a special purpose acquisition company, investors in Blue and Pubco may not have the same remedies available to them under U.S. federal securities laws in connection with the Business Combination as they otherwise might have had if Blockfusion were to have gone public in a traditional firm commitment underwritten initial public offering.

In addition, the amount of due diligence conducted by Blue and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Blockfusion. Accordingly, it is possible that defects in Blockfusion’s business or problems with Blockfusion’s management that would have been discovered if Blockfusion conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of Pubco’s securities.

Unlike an underwritten initial public offering, the initial trading of Pubco’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco’s securities on the Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Pubco’s securities during the period immediately following the listing.

If third parties bring claims against Blue, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.12 per share (based on the Trust Account balance as of September 30, 2025).

Blue’s placing of funds in the Trust Account may not protect those funds from third-party claims against Blue. Although Blue seeks to have vendors, service providers (other than Blue’s independent registered public accounting firm), prospective target businesses and other entities with which Blue does business execute agreements with Blue waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Blue’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Blue’s management will consider whether competitive alternatives are reasonably available to Blue and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Blue under the circumstances. Blue’s auditor, Elliott Davis, and the IPO Underwriters have not and will not execute an agreement with Blue waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Blue may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Blue and will not seek recourse against the Trust Account for any reason. Upon redemption of Public Shares, if Blue has not completed its initial business combination within the required time period, or upon the exercise of a redemption right in connection with its initial business combination, Blue will be required to provide for payment of claims of creditors that were not waived that may be brought against Blue within the ten years following redemption. Accordingly, the per share redemption amount received by Blue Public Shareholders could be less than the $10.12 per Public Share (based on the Trust Account balance as of September 30, 2025, before the deduction of taxes payable and dissolution expenses), due to claims of such creditors.

The Sponsor has agreed that it will be liable to Blue if and to the extent any claims by a third party for services rendered or products sold to Blue, or a prospective target business with which Blue has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of taxes payable (and up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Blue’s indemnity of the underwriters of Blue’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Blue has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Blue. The Sponsor may not have sufficient funds available to satisfy those obligations. Blue has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Blue may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Blue’s directors or officers will indemnify Blue for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if Blue is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Blue which is not dismissed, or if Blue otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Blue’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Blue’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Blue may not be able to return to its Public Shareholders $10.12 per share (which is the approximate amount per Blue’s Public Share based on the Trust Account balance as of September 30, 2025, before the deduction of taxes payable and dissolution expenses). Blue has access to minimal funds held outside the Trust Account with which to pay any such potential claims. In the event that Blue liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.

Blue’s shareholders may be held liable for claims by third parties against Blue to the extent of distributions received by them upon redemption of their shares.

If Blue is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Blue was unable to pay Blue’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Blue’s shareholders. Furthermore, Blue’s directors may be viewed as having breached their fiduciary duties to Blue or Blue’s creditors or having acted in bad faith, and thereby exposing themselves and Blue to claims, by paying Blue’s Public Shareholders from the Trust Account prior to addressing the claims of creditors. Blue cannot assure you that claims will not be brought against Blue for these reasons. Blue and its directors or any manager thereof who knowingly and willfully authorized or permitted any distribution to be paid out of Blue’s share premium account while Blue was unable to pay Blue’s debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine and to imprisonment for five years in the Cayman Islands.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of Pubco’s results if the Business Combination is consummated and, accordingly, you will have limited financial information on which to evaluate the financial performance of Pubco and your investment decision.

Blue and Blockfusion currently operate as separate companies, and Pubco is an entity established solely to effect the proposed Business Combination and has no operations. Blue has had no prior history as an operating company and its operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Pubco. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current or future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Blue’s and Blockfusion’s historical financial statements and certain adjustments and assumptions have been made regarding Pubco after giving effect to the Business Combination. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and Pubco’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Pubco’s financial condition or results of operations following the Closing. Any potential decline in Pubco’s financial condition or results of operations may cause significant variations in the stock price of Pubco.

Blue may issue preferred stock or additional ordinary shares to complete the Business Combination, which would dilute the interest of Blue shareholders and likely present other risks.

The Current Charter authorizes the issuance of up to 500,000,000 Blue Class A Ordinary Shares, 50,000,000 Blue Class B Ordinary Shares, and 5,000,000 Blue Preference Shares. There are currently 479,107,750 authorized but unissued Blue Class A Ordinary Shares available for issuance, which amount does not take into account shares reserved for issuance upon exercise of outstanding Share Rights. There are currently 42,930,087 authorized but unissued Blue Class B Ordinary Shares available for issuance. There are currently no shares of Blue Preference Shares issued and outstanding.

Blue may issue preference shares or a substantial number of additional ordinary shares to complete the initial Business Combination or under an employee incentive plan after completion of the Business Combination. However, the Current Charter provides, among other things, that prior to Blue’s initial business combination, Blue may not issue additional shares or any other securities that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote as a class with Public Shares on an initial business combination. These provisions of the Current Charter may be amended with a shareholder vote. The Sponsor agreed, pursuant to a written agreement with Blue, that it will not propose any amendment to the Current Charter that would affect the substance or timing of Blue’s obligation to redeem 100% of its Public Shares if Blue does not complete the initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), unless Blue provides its Public Shareholders with the opportunity to redeem their Blue Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding Public Shares. The issuance of additional shares:

●	may significantly dilute the equity interest of existing investors;

●	may subordinate the rights of shareholders if preferred stock is issued with rights senior to those afforded the Blue Ordinary Shares;

●	could cause a change of control if a substantial number of ordinary shares are issued, which may affect, among other things, Blue’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of Blue’s present officers and directors; and

●	may adversely affect prevailing market prices for Blue Units, Public Shares, and/or Share Rights.

Blue is dependent upon its executive officers and directors and their departure could adversely affect Blue’s ability to operate and to consummate the initial business combination. Additionally, Blue’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Blue’s ability to complete the initial business combination.

Blue’s operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. Blue believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. The unexpected loss of the services of one or more of Blue’s directors or executive officers could have a detrimental effect on Blue and the ability to consummate the Business Combination. In addition, Blue’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, may have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Blue’s executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation, and Blue’s directors also serve as officers and board members for other entities. If Blue’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Blue’s affairs, which may have a negative impact on Blue’s ability to consummate the Business Combination.

Pubco’s ability to be successful following the Business Combination will depend upon the efforts of the Pubco Board and key personnel, and the loss of such persons could negatively impact the operations and profitability of Pubco’s post-Business Combination business.

Pubco’s ability to be successful following the Business Combination will be dependent upon the efforts of the Pubco Board and key personnel of Pubco. Blue cannot assure you that the Pubco Board and key personnel will be effective or successful or remain with Pubco. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause Pubco’s management to have to expend time and resources helping them become familiar with such requirements.

It is estimated that, pursuant to the Business Combination Agreement, assuming no redemptions prior to or in connection with the proposed Business Combination, Blue’s Public Shareholders will own approximately 30.3% of the equity interests or assets of Pubco after the Closing and Blue’s management will not be engaged in the management of Pubco’s business. Accordingly, the future performance of Pubco will depend upon the quality of the post-Business Combination board of directors, management and key personnel of Pubco.

Because the Initial Shareholders will lose their entire investment in Blue if the Business Combination or an alternative business combination is not completed by March 16, 2027 (or such other date as approved by the Blue shareholders), and because the Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether Blockfusion was appropriate for Blue’s initial business combination.

The Initial Shareholders received 7,069,913 Blue Class B Ordinary Shares from Blue for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing price of the Blue Class A Ordinary Shares on [_], 2025, which was $[_], would have an aggregate value of $[_] as of the same date. If Blue does not consummate the Business Combination or another initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), and Blue is therefore required to be liquidated, these shares would be worthless, as the Initial Shareholders are not entitled to participate in any redemption or liquidation of the Trust Account. Additionally, unless Blue consummates an initial business combination, it is possible that Blue’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Blue’s officers and directors have not incurred (nor are any of the forgoing expecting to occur) out-of-pocket expenses exceeding such funds available to Blue for reimbursement thereof, but provided, further, that if any such expenses are incurred prior to consummation of the Business Combination, Blue’s officers, directors and the Sponsor may not receive reimbursement therefor if the proposed Business Combination is not consummated).

The personal and financial interests of Blue’s executive officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of Blue’s initial business combination, its Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Blue’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Blue’s behalf. However, Blue’s Sponsor, executive officers and directors, or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed. Such financial interests of Blue’s Sponsor, executive officers and directors may have influenced their motivation in approving the Business Combination and may influence their motivation for completing the Business Combination.

The Sponsor paid nominal consideration for the Founder Shares it holds. As a result, the Sponsor may make a substantial profit if the Business Combination is consummated, even if the shares held by the Sponsor lose substantial value and even if the Business Combination arguably may not be in the best interests of Blue’s Public Shareholders.

The Sponsor has invested in Blue an aggregate of $3,935,000, comprised of the $25,000 purchase price for the Founder Shares and the $3,910,000 purchase price for the Private Placement Units. Assuming a trading price of $10.00 per share of Pubco upon consummation of the Business Combination, the 6,769,913 Founder Shares would have an aggregate implied value of $67,699,130 and the 391,000 shares underlying the Blue Private Placement Units would have an aggregate implied value of $3,647,500 at that time. Even if the trading price of Pubco Common Stock were as low as approximately $0.55 per share and the Share Rights were worthless, the value of the Founder Shares and Blue Private Placement Units would be equal to the Sponsor’s initial investment in Blue. As a result, the Sponsor is likely to be able to make a substantial profit on its investment in Blue at a time when the Public Shares have lost significant value. If the Business Combination is not completed, however, and if Blue is forced to liquidate, the Sponsor will lose its entire investment in Blue. Accordingly, members of Blue’s management team, who own interests in the Sponsor, may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if the Sponsor had paid the same per share price for the Founder Shares as the Public Shareholders paid for their Public Shares in the IPO.

Blue’s directors and officers may have interests in the Business Combination that differ from the interests of Blue’s shareholders.

Executive officers of Blue negotiated the terms of the Business Combination Agreement with their counterparts at Blockfusion, and the Blue Board determined that the Business Combination Agreement and the transactions contemplated thereby are fair, advisable and in the best interests of Blue, and approved the Business Combination Agreement and the transactions contemplated thereby. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Blue’s executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Blue’s shareholders, including, but not limited to, the continued service as an officer or director of Pubco, severance benefits, equity grants, continued indemnification and the potential ability to sell an increased number of shares of common stock of Pubco.

The Blue Board was aware of and considered these interests, among other matters, in reaching the determination that the Business Combination Agreement and the transactions contemplated thereby were fair, advisable and in the best interests of Blue. For a detailed discussion of the special interests that Blue’s directors and executive officers may have in the Business Combination, see the section of this proxy statement/prospectus entitled “Proposal No. 1: The Business Combination Proposal — Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

You should consider the financial incentives that Blue’s officers and directors may have to approve and complete the Business Combination when evaluating whether to vote for the Business Combination Proposal, as well as when considering whether to redeem your Public Shares prior to or in connection with the Business Combination.

The exercise of Blue’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Blue’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Blue to agree to amend the Business Combination Agreement, to consent to certain actions taken by Blockfusion or to waive rights that Blue is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Blockfusion’s business or a request by Blockfusion to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement. In any of such circumstances, it would be at Blue’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) or officers(s) between what he, she or they may believe is best for Blue and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action.

Blue and Blockfusion will incur significant transaction and transition costs in connection with the Business Combination.

Blue and Blockfusion have incurred significant transaction and transition costs in connection with the Business Combination, and Pubco will incur significant costs in operating as a public company following the consummation of the Business Combination. Pubco may also incur additional costs to retain key employees.

These expenses will reduce the amount of cash available to be used for other corporate purposes by Pubco if the Business Combination is completed or by Blue if the Business Combination is not completed. If the Business Combination is not consummated, Blue may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

Blue’s non-redeeming shareholders and Company Stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If Pubco is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Blue shareholders and Company Stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent Pubco and Blockfusion are able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

During the pendency of the Business Combination, Blue and Blockfusion may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Further, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Blue and Blockfusion to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during the interim period prior to Closing. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party, which transactions, if any materialized and were pursued, could have been or could be favorable to such party’s shareholders.

If the conditions to the Business Combinations are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the shareholders of Blue (including each of the Required Proposals) and Company Stockholders, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and, in addition to Blue shareholder or Company Stockholder’s consent, include, among other requirements, (i) approval by Blue’s shareholders of the Business Combination Agreement and the Transactions, (ii) approval by Company Stockholders of the Business Combination Agreement and the Transactions, (iii) the expiration or termination of any applicable waiting period under any applicable antitrust laws; (iv) the absence of any applicable law or order that makes illegal, or prohibits or prevents, the transactions contemplated by the Business Combination Agreement; (v) the members of the Pubco Board having been elected or appointed as of the Closing consistent with the requirements of the Business Combination Agreement; (vi) the Registration Statement having become effective in accordance with the provisions of the Securities Act, (vii) Pubco will have amended and restated its certificate of incorporation in a form satisfactory to Blue and Blockfusion, (viii) upon the Closing, the satisfaction of the Minimum Cash Condition; and (ix) shares of Pubco Class A Common Stock will have been approved for listing on Nasdaq upon the Closing. See “The Business Combination Proposal (Proposal 1) — Conditions to Closing” below for a more complete summary. Blue and Blockfusion cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination may not occur, or may be delayed and such delay may cause Blue and Blockfusion to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, Blue may not be able to find another potential candidate for its initial business combination prior to Blue’s deadline (currently March 16, 2027, or such other date as approved by the Blue shareholders), and Blue will be required to liquidate.

On January 24, 2024, the SEC issued final rules to regulate special purpose acquisition companies. Certain of the procedures that we, a potential business combination target, or others may determine to undertake in connection with such rules may increase Blue’s costs and the time needed to complete the Business Combination and may constrain the circumstances under which Blue could complete a business combination.

On January 24, 2024, the SEC issued final rules (the “SPAC Rules”) relating, among other items, to disclosures in business combination transactions between special purpose acquisition companies (“SPACs”) such as Blue and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; and the potential liability of certain participants in proposed business combination transactions. These SPAC Rules may increase the costs of, and the time needed to negotiate and complete, an initial business combination, and may constrain the circumstances under which Blue could complete an initial business combination.

If Blue is deemed to be an investment company for purposes of the Investment Company Act, Blue would be required to institute burdensome compliance requirements and its activities would be severely restricted. As a result, in such circumstances, unless Blue is able to modify its activities so that it would not be deemed an investment company, Blue may abandon its efforts to complete an initial business combination and instead liquidate.

There is currently some uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like Blue. As a result, it is possible that a claim could be made that Blue has been operating as an unregistered investment company.

If Blue is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted. In addition, Blue would be subject to burdensome compliance requirements. Blue does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. However, if Blue is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, Blue would be subject to additional regulatory burdens and expenses for which it has not allotted funds. As a result, unless Blue is able to modify its activities so that it would not be deemed an investment company, Blue may abandon its efforts to complete an initial business combination and instead liquidate. Were Blue to liquidate, Blue’s Share Rights would expire worthless, and its securityholders would lose the investment opportunity associated with an investment in the combined company, including potential price appreciation of Blue’s securities.

To mitigate the risk that Blue might be deemed to be an investment company for purposes of the Investment Company Act, Blue may, at any time, instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account until the earlier of the consummation of a business combination or Blue’s liquidation. As a result, Blue may receive less interest on the funds held in the Trust Account than the interest Blue would have received pursuant to Blue’s original Trust Account investments, which could reduce the dollar amount Blue’s Public Shareholders would receive upon any redemption or Blue’s liquidation.

The funds in the Trust Account have, since the IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of Blue being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, Blue may, at any time, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest bearing demand deposit account at a bank until the earlier of the consummation of a business combination or the liquidation of Blue. Blue intends to take such steps in the event that the proposed Business Combination with Blockfusion is not consummated or, in the event that Blue, in its sole discretion, determines there to be a reasonable likelihood of a material delay to the consummation of the proposed Business Combination with Blockfusion. However, the risks described herein exist even if no such material delay occurs or is determined to be reasonably likely to occur. Following such liquidation, Blue may receive less interest on the funds held in the Trust Account than the interest Blue would have received pursuant to its original Trust Account investments. However, interest previously earned on the funds held in the Trust Account still may be released to Blue to pay its taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account could reduce the dollar amount the Public Shareholders would receive upon any redemption or Blue’s liquidation.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that Blue may be deemed to be an unregistered investment company, in which case Blue may be required to liquidate. Accordingly, Blue may determine, in its discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in an interest-bearing demand deposit account, which could further reduce the dollar amount the Public Shareholders would receive upon any redemption or Blue’s liquidation, and Blue expects to proceed with such steps in the event that that proposed Business Combination with Blockfusion is not consummated or in the event that Blue, in its sole discretion, determines there to be a reasonable likelihood of a material delay to the consummation of the proposed Business Combination with Blockfusion. Were Blue to liquidate, Blue Share Rights would expire worthless, and Blue’s securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of Blue’s securities.

The Proposed Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for actions and proceedings that may be initiated by the stockholders of Pubco, which could limit the stockholders’ ability to obtain a favorable judicial forum for disputes with Pubco or its directors, officers, or employees.

The Proposed Charter will provide that unless Pubco consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Pubco, (b) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, or employee of Pubco to Pubco or Pubco’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Proposed Charter, or the Proposed Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks jurisdiction over any such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware). Notwithstanding any provision to the contrary contained in the Proposed Charter, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, Pubco’s exclusive forum provision does not apply to a complaint asserting a cause of action arising under the Exchange Act or the rules and regulations promulgated thereunder.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Pubco or its directors, officers, or employees, which may discourage such lawsuits against Pubco and such persons. A stockholder that is unable to bring a claim in the judicial forum of its choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions described above. We believe these choice of forum provisions may benefit us by providing increased consistency in the application of the DGCL and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. Pubco’s stockholders will not be deemed to have waived Pubco’s compliance with the federal securities laws and the rules and regulations thereunder as a result of the choice of forum provisions included in Pubco’s governing documents. If a court were to find these provisions of Pubco’s governing documents inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Pubco may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its financial condition, results of operations and cash flows.

The Sponsor or Blue’s directors, officers, advisors and their affiliates may elect to purchase Blue Class A Ordinary Shares from Blue Public Shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the Blue Class A Ordinary Shares.

The Sponsor or Blue’s directors, officers, advisors or their affiliates may purchase Blue Class A Ordinary Shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Blue Class A Ordinary Shares in such transactions.

Such a purchase may include a contractual acknowledgement that such a shareholder, although still the record holder of Blue Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Blue’s directors, officers, advisors or their affiliates purchase Blue Class A Ordinary Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the initial business combination and thereby increase the likelihood of obtaining shareholder approval of the initial business combination. Any such purchases of the Blue securities may result in the completion of the initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Blue Class A Ordinary Shares and the number of beneficial holders of Blue’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of the Blue securities on a national securities exchange.

Blue shareholders who redeem their Blue Class A Ordinary Shares may continue to hold any Public Share Rights that they own, which will result in dilution to non-redeeming Blue shareholders upon conversion of such Public Share Rights.

Blue shareholders who redeem their Blue Class A Ordinary Shares may continue to hold any Public Share Rights that they own at such time, which will result in additional dilution to non-redeeming holders upon conversion of such Public Share Rights into shares of Pubco Common Stock if the Business Combination is consummated. Assuming (a) all redeeming Blue shareholders that acquired Blue Units in the IPO continue to hold the Public Share Rights that were included in such Blue Units, and (b) maximum redemption of Blue Class A Ordinary Shares held by the redeeming Blue shareholders, 20,125,000 Public Share Rights would be retained by redeeming Blue shareholders. As a result, the redeeming Blue shareholders would hold Public Share Rights with an aggregate market value of approximately $[_] million, assuming a closing price of $[_] as reported by the Nasdaq on [_], 202[_], while non-redeeming Blue shareholders would suffer additional dilution in their percentage ownership of Pubco upon conversion of the Public Share Rights held by redeeming Blue shareholders.

Blue’s Share Rights Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Share Rights, which could limit the ability of Share Right holders to obtain a favorable judicial forum for disputes with Blue.

Blue’s Share Rights Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against Blue arising out of or relating in any way to the Share Rights Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that Blue irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Blue will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, Blue notes, however, that there is uncertainty as to whether a court would enforce this provision and Mr. Seth cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

 Notwithstanding the foregoing, these provisions of the Share Rights Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of the Share Rights shall be deemed to have notice of and to have consented to the forum provisions in the Share Rights Agreement. If any action, the subject matter of which is within the scope the forum provisions of the Share Rights Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Share Rights, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such Share Right holder in any such enforcement action by service upon such Share Right holder’s counsel in the foreign action as agent for such Share Right holder. This choice-of-forum provision may limit a Share Right holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Blue, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Share Rights Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, Blue may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect Blue’s business, financial condition and results of operations and result in a diversion of the time and resources of Blue’s management and board of directors.

If Blue requires Public Shareholders who wish to redeem their Public Shares to comply with the delivery requirements for redemption, such shareholders may be unable to sell their securities when they wish to if the Business Combination is not approved.

If Blue requires Public Shareholders who wish to redeem their Public Shares to comply with specific delivery requirements for redemption and such proposed business combination is not consummated, Blue will promptly return such certificates to the applicable Public Shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until Blue has returned their securities to them. The market price for Blue’s shares may decline during this time and Public Shareholders may not be able to sell their securities when they wish to, even while other shareholders that did not seek conversion may be able to sell their securities.

Investors may not have sufficient time to comply with the delivery requirements associated with exercise of their redemption rights.

Pursuant to the Current Charter, Blue is required to give a minimum of only five (5) clear days’ notice (meaning five (5) days’ notice, excluding the day when the notice is received or deemed to be received and the day for which it is given or which it is to take effect) for an extraordinary general meeting. As a result, if Blue requires Public Shareholders who wish to redeem their Public Shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with specific delivery requirements for conversion, holders may not have sufficient time to receive the notice and deliver their shares for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Blue’s securities when they otherwise would not want to.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Blue’s business, including its ability to complete the Business Combination, and results of operations.

Blue is subject to laws and regulations enacted by national, regional and local governments. In particular, Blue is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Blue’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Blue’s business, including its ability to complete the Business Combination, and results of operations.

The Business Combination may be subject to U.S. foreign investment regulations, which may impose conditions on or prevent the consummation of the Business Combination. Such conditions or limitations could also potentially make Class A Ordinary Shares less attractive to investors or cause Blue’s future investments to be subject to U.S. foreign investment regulations.

Blue’s Sponsor is Blue Holdings Sponsor LLC, a Delaware limited liability company. The Sponsor currently owns 6,769,913 shares of Blue Class B Ordinary Shares, initially purchased by the Sponsor in the private placement occurring prior to the IPO, and 391,000 Private Placement Units, that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the IPO. Ketan Seth, Blue’s Chief Executive Officer and a director of Blue and a U.S. citizen, is the managing member of Blue Holdings, which is the managing member of the Sponsor. Other members of the Sponsor include certain officers and directors of Blue and other third party investors, who are all U.S. citizens except for one non-managing member, who is a citizen of the United Kingdom. The Sponsor is not controlled by any non-U.S. persons on a look-through basis. To the best of Blue’s knowledge, the Sponsor does not have substantial ties or substantial interests with any non-U.S. persons. The Sponsor is expected to own approximately 9.9% of Pubco following the Business Combination, assuming that the other conditions and assumptions incorporated in the sections of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information” are also accurate as of the Closing Date.

Certain acquisitions or an initial business combination may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, Blue may not be able to consummate an initial business combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies Blue may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect Blue’s ability to consummate an initial business combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated.

U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to Blue or a target. In such event, Blue may not be able to consummate a transaction with that potential target.

Blue does not believe that the business combination with Blockfusion is subject to review by CFIUS. However, if Blue does not complete the business combination with Blockfusion, the pool of other potential targets with whom Blue could complete an initial business combination may be limited and Blue may be adversely affected in competing with other special purpose acquisition companies that do not have similar ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because Blue has only a limited time to complete its initial business combination, Blue’s failure to obtain any required approvals within the requisite time period may require Blue to liquidate. If Blue liquidates, Blue’s Public Shareholders may only receive a pro rata amount of the funds in Blue’s trust account, and Blue Share Rights will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in Pubco.

Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on the performance or business prospects of Pubco after the Business Combination.

There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy could negatively affect our ability to complete the Business Combination.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future.

Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on certain businesses, including Blockfusion (either due to domestic businesses’ reliance on imported goods or dependence on access to foreign markets, or foreign businesses’ reliance on sales into the United States). These tariffs and threats of tariffs and other potential trade policy changes could negatively affect the attractiveness of the Business Combination with Blockfusion or lead to material adverse effects on Pubco following the Business Combination. Among other things, to the extent that Blockfusion’s business is affected by trade policies and/or tariffs, historical financial performance of Blockfusion may not provide useful guidance as to the future performance of Blockfusion, because future financial performance of Blockfusion may be materially affected by new U.S. tariffs or foreign retaliatory tariffs, or other changes to trade policies. We have entered into the Business Combination Agreement with Blockfusion, and the business prospects of a Blockfusion could change prior to the consummation of the Business Combination pursuant to the Business Combination Agreement, as a result of tariffs or the threat of tariffs that may have a material impact on Blockfusion’s business, and it may be costly or impractical for us to terminate the Business Combination Agreement.

We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes. As a result, we may deem it costly, impractical or risky to complete the Business Combination with Blockfusion. If we complete the Business Combination with Blockfusion, Pubco’s operations and financial results could be adversely affected following the Business Combination as a result of tariffs or changes to trade policies, which may cause the market value of the securities of Pubco to decline.

Risks Related to Ownership of Pubco Common Stock

An active market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

The price of Pubco’s securities may vary significantly due to factors specific to Pubco, as well as to general market or economic conditions. Further, an active trading market for Pubco’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

There can be no assurance that the shares of Pubco Class A Common Stock that will be issued in connection with the Business Combination will be approved for listing on the Nasdaq following the Closing, or that Pubco after the Closing will be able to comply with the continued listing rules of the Nasdaq.

In connection with the Business Combination and as a condition to Blue’s and Blockfusion’s obligations to complete the Business Combination, Pubco will be required to demonstrate compliance with the Nasdaq’s initial listing requirements for Pubco Common Stock. Blue cannot assure you that Pubco will be able to meet those initial listing requirements, in which case neither party will be obligated to complete the Business Combination.

In order to continue the listing of its securities on the Nasdaq, Blue prior to the Business Combination, and Pubco following the consummation of the Business Combination, must maintain certain financial, share price and distribution levels. Even if Pubco Class A Common Stock are approved for listing on the Nasdaq, Pubco may not meet the Nasdaq continued listing requirements following the Business Combination.

If the Nasdaq delists Pubco’s securities from trading on its exchange and Pubco is not able to list its securities on another national securities exchange, Pubco’s securities could be quoted on an over-the-counter market. If this were to occur, Pubco could face significant material adverse consequences, including:

●	a limited availability of market quotations for its securities;

●	reduced liquidity for its securities;

●	a determination that Pubco Class A Common Stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Pubco’s securities;

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The continued eligibility for listing of Pubco’s securities may depend on, among other things, the number of Public Shares that are redeemed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Blue Public Units, Public Shares and Blue Public Share Rights are listed on the Nasdaq, such securities qualify as covered securities under the statute. Although the states are preempted from regulating the sale of Blue’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Blue is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Blue was no longer listed on the Nasdaq, Blue’s securities would not qualify as covered securities under the statute and Blue would be subject to regulation in each state in which Blue offers its securities.

The market price of Pubco Class A Common Stock may decline as a result of the Business Combination.

The market price of Pubco Class A Common Stock may decline as a result of the Business Combination for a number of reasons, including if:

●	investors react negatively to the prospects of Pubco’s business and the prospects of the Business Combination;

●	the effect of the Business Combination on Pubco’s business and prospects is not consistent with the expectations of financial or industry analysts; or

●	Pubco does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

Pubco’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

The trading price of Pubco Class A Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of Pubco Common Stock at an attractive price due to a number of factors such as those listed in “— Risks Related to Blockfusion” and the following:

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of Pubco’s competitors;

●	changes in expectations as to Pubco’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by Pubco or its competitors;

●	announcements by Pubco or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	any significant change in Pubco’s management;

●	changes in general economic or market conditions or trends in Pubco’s industry or markets;

●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Pubco’s business;

●	future sales of Pubco Class A Common Stock or other securities;

●	investor perceptions of the investment opportunity associated with Pubco Class A Common Stock relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by Pubco or third parties, including Pubco’s filings with the SEC;

●	litigation involving Pubco, Pubco’s industry, or both, or investigations by regulators into the Pubco Board, Pubco’s operations or those of Pubco’s competitors;

●	guidance, if any, that Pubco provides to the public, any changes in this guidance or Pubco’s failure to meet this guidance;

●	the development and sustainability of an active trading market for Pubco Class A Common Stock;

●	actions by institutional or activist shareholders;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Pubco Class A Common Stock, regardless of Pubco’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco Class A Common Stock is low.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If Pubco was involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from Pubco’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on Pubco Class A Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Pubco Class A Common Stock at a price greater than what you paid for it.

Pubco intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of Pubco Class A Common Stock will be at the sole discretion of the Pubco Board. The Pubco Board may take into account general and economic conditions, Pubco’s financial condition and results of operations, Pubco’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by Pubco to its shareholders or by its subsidiaries to it and such other factors as the Pubco Board may deem relevant. As a result, you may not receive any return on an investment in Pubco Class A Common Stock unless you sell your Pubco Class A Common Stock for a price greater than that which you paid for it.

Pubco stockholders may experience dilution in the future.

The percentage of shares of Pubco Common Stock owned by current shareholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that Pubco may grant to its directors, officers and employees, if any. Such issuances may have a dilutive effect on Pubco’s earnings per share, which could adversely affect the market price of Pubco Common Stock.

The dual class structure of the Pubco Common Stock will have the effect of concentrating voting power with Blockfusion’s founders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of Pubco Class B Common Stock will have twenty (20) votes per share, while shares of Pubco Class A Common Stock will have one (1) vote per share. Upon the consummation of the Business Combination, Alex Martini-Lo Manto, Kant Trivedi, Robert Scott and Gustavo Mana will hold an aggregate of approximately 87.1% of the voting power of Pubco’s outstanding capital stock following the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”). As a result, if they act together, they will be able to control matters submitted to Pubco’s stockholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets or other major corporate transactions (although neither founder will individually have a majority of the voting power). As long as Alex Martini-Lo Manto, Kant Trivedi, Robert Scott and Gustavo Mana continue to hold greater than 51.7% of the Pubco Class B Common Stock, they may be able to control the outcome of matters submitted to stockholders for approval. Blockfusion’s founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Pubco, could deprive its stockholders of an opportunity to receive a premium for their shares as part of a sale of Pubco, and might ultimately affect the market price of shares of Pubco Class A Common Stock. The Proposed Charter provides that each share of Pubco Class B Common Stock may be converted, at any time, into one share of Pubco Class A Common Stock at the option of the holder of Pubco Class B Common Stock, which, if issued in the future, could result in dilution to holders of Pubco Class A Common Stock. For information about its dual class structure, see the section titled “Description of Securities of Pubco.”

The Proposed Charter provides for a dual-class multiple voting Pubco Common Stock structure, and Pubco cannot predict the effect this structure of the Pubco Common Stock may have on the market price of the Pubco Class A Common Stock.

Pubco cannot predict whether having a Proposed Charter that permits the issuance of multiple voting shares in a dual-class structure will result in a lower or more volatile market price of the Pubco Class A Common Stock, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500 (although S&P Dow Jones recently announced changes to its policies in April 2024 to again permit inclusion of companies with multi-class share structures in its indices). Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of the Pubco Common Stock may make Pubco ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices may not invest in Pubco’s Class A Common Stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of the Pubco Common Stock, Pubco may be excluded from certain indices, and Pubco cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Pubco Class A Common Stock less attractive to other investors. As a result, the market price of the Pubco Class A Common Stock could be adversely affected.

Following the Business Combination, Pubco will become a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

Pubco will have a dual class structure and, upon the Closing, Alex Martini-Lo Manto, Kant Trivedi, Robert Scott and Gustavo Mana will hold an aggregate of approximately 87.1% of the voting power of Pubco’s outstanding capital stock following the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”).

Pubco will qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and will elect not to comply with certain corporate governance requirements, specifically director nominees be selected or recommended to the board by independent directors. Pubco does not expect to rely on any of the controlled company exemptions. However, Pubco may rely on the corporate governance exemptions only so long as we qualify as a controlled company. To the extent Pubco relies on any of these exemption in the future, holders of shares of Pubco Class A Common Stock will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq, and Pubco cannot predict the impact this may have on the price of the Pubco Class A Common Stock.

If securities or industry analysts do not publish research or reports about Pubco’s business, if they change their recommendations regarding Pubco Common Stock or if Pubco’s operating results do not meet their expectations, Pubco Common Stock price and trading volume could decline.

The trading market for Pubco Common Stock will depend in part on the research and reports that securities or industry analysts publish about Pubco or its businesses. If no securities or industry analysts commence coverage of Pubco, the trading price for Pubco Common Stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Pubco downgrade its securities or publish unfavorable research about its businesses, or if Pubco’s operating results do not meet analyst expectations, the trading price of Pubco Common Stock would likely decline. If one or more of these analysts cease coverage of Pubco or fail to publish reports on Pubco regularly, demand for Pubco Common Stock could decrease, which might cause Pubco Common Stock price and trading volume to decline.

Pubco will issue shares of Common Stock as consideration for the Business Combination, which will result in immediate dilution to Blue shareholders, and may issue additional shares or other equity or equity-linked securities without approval of its shareholders, which would dilute existing ownership interests and may depress the market price of shares of Pubco Common Stock.

Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Share Calculations and Ownership Percentages”), (i) the Public Shareholders are expected to own approximately 30.3% of the outstanding shares of Pubco Common Stock, (ii) the Sponsor is expected to own approximately 9.9% of the outstanding shares of Pubco Common Stock, (iii) the IPO Underwriters are expected to own approximately 0.5% of the outstanding shares of Pubco Common Stock, (iv) the Blue Advisor is expected to own approximately 0.4% of the outstanding shares of Pubco Common Stock, and (v) the Company Stockholders are expected to own approximately 58.9% of the shares of Pubco Common Stock.

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) no Public Shareholders redeem Public Shares prior to or in connection with the Business Combination, (ii) there are no pre-Closing transfers, distributions or forfeitures of securities held by the Sponsor, (iii) that all outstanding Blue Share Rights have been converted into shares of Pubco Class A Common Stock at Closing, (iv) that no Assumed Options or Assumed Warrants are converted or exercised post-Closing, and (v) no shares of Pubco Common Stock are issued pursuant to the Incentive Plan. If actual facts are different from these assumptions, which they are likely to be, the percentage ownership retained by the Blue shareholders and Company Security Holders in Pubco, and the associated voting power, will be different.

Additionally, Blue or Pubco may, prior to the Closing, offer or sell additional securities in connection with a PIPE or other Financing Transaction, the issuance of which would dilute ownership interests to Public Shareholders that do not redeem Public Shares in connection with the Business Combination.

Additionally, the terms of the Business Combination Agreement contemplate the adoption, effective at Closing, subject to approval by the Blue shareholders at the Blue Extraordinary General Meeting, of the Incentive Plan, pursuant to which Pubco may make grants or issue equity or equity-linked securities after the Closing in accordance with the terms of such plan from reserves of shares Pubco Common Stock to be established for such purpose.

The potential issuance of shares, or the vesting and settlement or exercise of equity-linked securities issued or granted under the Incentive Plan would also result in additional dilution to non-redeeming Blue shareholders. The dilutive effects of the conversion of Public Rights and Private Rights at various redemptions levels is illustrated in the table set forth below.

In addition to the foregoing potential sources of dilution to non-redeeming Public Shareholders, after the Closing, Pubco may require capital investment to support its business, and Pubco may issue additional shares of Common Stock or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of Pubco stock in certain circumstances, all of which may result in additional dilution to non-redeeming Public Shareholders.

The percentage of the outstanding shares and voting power of Pubco Common Stock that will be owned by Public Shareholders after the Closing will vary based, among other things, on the number of Public Shares redeemed in connection with the Business Combination and the issuance by Blue or Pubco of additional equity or equity-based securities prior to, at or after the Closing. Certain dilutive effects on non-redeeming Blue shareholders across various redemption scenarios are shown in the table set forth below, though, as described herein, there may be other sources of dilution that impact ownership and voting control of Public Shareholders after the Business Combination is consummated.

The following table illustrates varying beneficial ownership levels in Pubco immediately following the Business Combination, incorporating the assumptions described below and in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” as well as possible sources and extents of dilution for non-redeeming Public Shareholders, assuming no redemptions by Public Shareholders, 25% redemption by Public Shareholders, 50% redemption by Public Shareholders, and the Contractual Maximum Redemptions Scenario assumptions with regard to redemptions by Public Shareholders, as further described below:

The following table illustrates varying ownership levels of Pubco immediately following the Business Combination:

	Assuming No Redemptions			Assuming 25% of Contractual Maximum Redemptions			Assuming 50% of Contractual Maximum Redemptions			Assuming Contractual Maximum Redemptions
	Shares		% Ownership	Shares		% Ownership	Shares		% Ownership	Shares		% Ownership
Pubco Class A Common Stock held by Company Stockholders(1)	26,009,819		35.7%	26,009,819		37.0%	26,009,819		38.5%	26,009,819		41.8%
Pubco Class B Common Stock held by Company Stockholders(2)	16,920,576		23.2%	16,920,576		24.1%	16,920,576		25.0%	16,920,576		27.2%
Pubco Class A Common Stock held by Blue Public Shareholders and holders of Public Rights	22,137,500	(3)	30.3%	19,445,341	(4)	27.7%	16,753,181	(5)	24.8%	11,368,862	(6)	18.3%
Pubco Class A Common Stock held by Sponsor(7)	7,200,013		9.9%	7,200,013		10.2%	7,200,013		10.7%	7,200,013		11.6%
Pubco Class A Common Stock held by IPO Underwriters(8)	396,375		0.5%	396,375		0.6%	396,375		0.6%	396,375		0.6%
Pubco Class A Common Stock held by Blue Advisor	300,000		0.4%	300,000		0.4%	300,000		0.4%	300,000		0.5%
Total Pubco Common Stock	72,964,283		100.0%	70,272,124		100.0%	67,579,964		100.0%	62,195,645		100.0%

(1)	Consists of Pubco Class A Common Stock issued to holders of shares of Company Class A Common Stock upon the effective time of the Business Combination, which is equal to the product of (x) the Exchange Ratio multiplied by (y) the total shares of Company Class A Common Stock issued and outstanding immediately prior to the Closing.

(2)	Consists of Pubco Class B Common Stock issued to holders of shares of Company Class B Common Stock upon the effective time of the Business Combination, which is equal to the product of (x) the Exchange Ratio multiplied by (y) the total shares of Company Class B Common Stock issued and outstanding immediately prior to the Closing.

(3)	Consists of, in the No Redemptions Scenario, (i) 20,125,000 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 20,125,000 Blue Acquisition Public Rights, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

(4)	Consists of, in the 25% Contractual Maximum Redemptions Scenario (i) 17,432,841 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 20,125,000 Blue Acquisition Public Rights, each of which will convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing of the Business Combination.

(5)	Consists of, in the 50% Contractual Maximum Redemptions Scenario, (i) 14,740,681 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 20,125,000 Blue Acquisition Public Rights, each of which will convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing of the Business Combination.

(6)	Consists of, in the Contractual Maximum Redemptions Scenario, (i) 9,356,362 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 20,125,000 Blue Acquisition Public Rights, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

(7)	Consists of (i) 391,000 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor, (ii) 6,769,913 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor resulting from the conversion of the Blue Class B Ordinary Shares held by the Sponsor which will convert on a one-for-one basis into Blue Class A Ordinary Shares not subject to possible redemption immediately prior to the effective time of the Closing, and (iii) 39,100 Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor resulting from the conversion of the Private Placement Rights held by the Sponsor, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

(8)	Consists of (i) 376,250 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the IPO Underwriters, and (ii) 20,125 Blue Class A Ordinary Shares not subject to possible redemption held by the IPO Underwriters resulting from the conversion of the Private Placement Rights held by the IPO Underwriters, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

The numbers of shares and percentage interests set forth above reflect different redemption scenarios as set forth below.

●	Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination.

●	Assuming 25% of Contractual Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that the Public Shareholders holding approximately 13.3% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 25% of the Public Shares assumed to be redeemed under the contractual maximum redemption scenario. This scenario assumes that 2,692,160 Public Shares are redeemed for an aggregate Redemption Payment of approximately $27.2 million.

●	Assuming 50% of Contractual Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation incorporates all of the assumptions in the “Contractual Maximum Redemptions Scenario” described below and assumes that the Public Shareholders holding approximately 27.8% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under the contractual maximum redemption scenario. This scenario assumes that 5,384,319 Public Shares are redeemed for an aggregate Redemption Payment of approximately $54.5 million.

●	Assuming Contractual Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes there are no redemptions of Public Shares prior to the Business Combination’s consummation and that 10,768,638 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $109.0 million, assuming a redemption price of $10.12 per share (based on $203.7 million contained in the Trust Account as of September 30, 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Business Combination Agreement, which is waivable by Blockfusion, that the aggregate cash or cash equivalents available for release from the Trust Account (after giving effect to the completion and payment of Redemptions and payment of unpaid transaction expenses of Blue and Blockfusion) plus the net proceeds of any Financing Transactions, will equal or exceed $75 million. The “contractual maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to Pubco at Closing is insufficient to meet the Minimum Cash Condition set forth in the Business Combination Agreement, a condition to the Closing would not be met and the Business Combination may not be consummated.

The foregoing table does not reflect the impact of any other equity issuances on the beneficial ownership levels of Pubco, such as:

●	grants of equity under the Incentive Plan or any other Pubco equity incentive plans that may be made in the future; or

●	any private investment in public equity or any other dilutive financing sources, as none of Blue, Blockfusion or Pubco has any commitments any such Financing Transaction commitments as this time, in connection with the Business Combination or otherwise and does not currently anticipate having any such transactions or commitments prior to the Closing.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” and, with respect to the determination of the assumptions incorporated into the “Contractual Maximum Redemptions” scenario, as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The issuance of additional shares of Common Stock or other equity or convertible debt securities by Blue prior to the Closing or Pubco after the Closing would have the following effects: (i) Blue’s existing shareholders’ proportionate ownership interest in Pubco may decrease relative to such holders’ ownership percentage if no such dilutive issuances occur; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of shares of Pubco Common Stock held by non-redeeming Public Shareholders may be diminished; (iv) the market price of shares of Pubco Common Stock may decline; and (v) as a result of having a minority (or diminished) ownership and voting position, Public Shareholders’ ability to influence management of Pubco may be reduced relative to Public Shareholders’ influence over Blue management currently.

Future sales, or the perception of future sales, by Pubco or its shareholders in the public market following the Business Combination could cause the market price for Pubco Common Stock to decline.

The sale of shares of Pubco Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Pubco Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for Pubco to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that Pubco will have a total of 72,964,283 shares of Pubco Common Stock outstanding (i) assuming that there are no redemptions of any shares by Blue’s public shareholders in connection with the Business Combination, and (ii) without giving effect to any awards that may be issued under the Incentive Plan. All shares currently held by Public Shareholders and all of the shares issued in the Business Combination to Company Stockholders will be freely tradable without registration (other than contractual lock-ups pursuant to the Lock-Up Agreements, as described below) under the Securities Act, and without restriction by persons other than Pubco’s “affiliates” (as defined under Rule 144 under the Securities Act, (“Rule 144”)), including Pubco’s directors, executive officers and other affiliates.

Simultaneously with the execution and delivery of the Business Combination Agreement, Company Stockholders, who are expected to collectively own approximately 53.9% of the shares of Pubco Common Stock outstanding following the Business Combination (based on the above assumptions and holdings of Blockfusion’s securities), agreed with Blue pursuant to the Lock-Up Agreements, subject to certain exceptions, not to dispose of or hedge any of their shares of Pubco Common Stock or securities convertible into or exchangeable for shares of Pubco Common Stock during the period from the date of the Closing and ending six months after such date. See “The Business Combination Proposal — Certain Related Agreements — Lock-Up Agreements.”

In addition, the shares of Pubco Common Stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lock-up agreements and other restrictions imposed by law. A total number of shares representing 5% of the outstanding shares of Pubco Common Stock immediately following consummation of the Business Combination are expected to be reserved for future issuance under the Incentive Plan. Pubco is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of Pubco Common Stock or securities convertible into or exchangeable for shares of Pubco Common Stock issued pursuant to the Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, Pubco may also issue its securities in connection with investments or acquisitions. The amount of shares of Pubco Common Stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of Pubco Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to Pubco stockholders.

Blue currently is, and Pubco will be, an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and if Pubco takes advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, this could make Blue’s securities less attractive to investors and may make it more difficult to compare Blue’s performance with other public companies.

Blue is currently and, following the consummation of the Business Combination, Pubco will be, an “emerging growth company” and “smaller reporting company” within the meaning of the Securities Act, as modified by the JOBS Act. Pubco may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies or smaller reporting companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, Pubco stockholders may not have access to certain information they may deem important. Blue cannot predict whether investors will find securities issued by Pubco less attractive because Pubco will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of Pubco’s securities may be lower than they otherwise would be, there may be a less active trading market for Pubco’s securities and the trading prices of Pubco’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Blue has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Pubco will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the date of its first sale of common equity securities pursuant to an effective registration statement, (ii) the last day of the fiscal year in which Pubco has total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which Pubco is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the worldwide market value of Pubco Common Stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which Pubco has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Risks Related to the Redemption

There is no guarantee that a Public Shareholder’s decision whether to redeem its Blue Ordinary Shares for a pro rata portion of the Trust Account will put such shareholder in a better future economic position.

Blue cannot assure you as to the price at which a Public Shareholder may be able to sell the shares of Pubco Common Stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause a decrease in Pubco stock price, and may result in a lower value realized now than a Blue shareholder might realize in the future had the shareholder not elected to redeem such shareholder’s Public Shares. Similarly, if a Public Shareholder does not redeem such shareholder’s shares, such shareholder will bear the risk of ownership of Pubco Common Stock after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell such shareholder’s shares of Pubco Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult such shareholder’s own tax or financial advisor for assistance on how this may affect its individual situation.

If Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

Blue intends to comply with the U.S. federal proxy rules in conducting redemptions in connection with the Business Combination. However, despite Blue’s compliance with these rules, if a Blue shareholder fails to receive Blue’s proxy materials, such shareholder may not become aware of the opportunity to redeem its Blue Ordinary Shares. In addition, this proxy statement/prospectus provides the various procedures that must be complied with in order to validly tender or redeem Public Shares. In the event that a Public Shareholder fails to comply with these or any other procedures, its Public Shares may not be redeemed.

In order to exercise their redemption rights, public shareholders are required to deliver their Public Shares, either physically or electronically using Continental Stock Transfer & Trust Company’s DWAC System, to Blue’s transfer agent prior to the vote at the Blue Extraordinary General Meeting. If a public shareholder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination is consummated, Blue will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the public shareholder will no longer own such Public Shares following the Business Combination. See the section entitled “Blue Extraordinary General Meeting of Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of Blue shareholders of which you are a part is deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 15% of the Public Shares.

A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares, without the prior consent of Blue. However, Blue shareholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in Blue if you sell such excess Public Shares in open market transactions. Blue cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per share redemption price.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined financial information and accompanying notes present the historical financial information of Blue and Blockfusion, adjusted to give effect to the Business Combination and the adjustments for the formation of Pubco (referred to herein as the “Formation of Pubco”).

The following unaudited pro forma condensed combined balance sheet as of September 30, 2025, gives pro forma effect to the Business Combination as if it had occurred on September 30, 2025. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024 reflect adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are assumed to have been made on January 1, 2024 for the purpose of adjusting the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what Pubco’s financial condition or results of operations would have been had the Business Combination and Formation of Pubco occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of Pubco. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Business Combination

On November 19, 2025, Blue and Blockfusion entered into the Business Combination Agreement with Pubco, Blue Merger Sub and Company Merger Sub. Pursuant to the terms of the Business Combination Agreement, at the Effective Time, (i) Blue Merger Sub will merge with and into Blue, with Blue continuing as the surviving entity, as a result of which all of the Blue securities issued and outstanding as of immediately prior to the Effective Time will be exchanged for the right to receive substantially equivalent newly-issued securities of Pubco, (ii) Company Merger Sub will merge with and into Blockfusion, with Blockfusion continuing as the surviving entity, as a result of which each of the outstanding interests in Blockfusion held by Company Stockholders will be cancelled in exchange for the right to receive the Merger Consideration pursuant to the Business Combination Agreement, consisting of newly-issued Pubco securities. As a result of the Mergers and other transactions contemplated by the Business Combination Agreement, Blue and Blockfusion will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company. For details and more information please see the sections entitled “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement — Merger Consideration.”

Merger Consideration

Pursuant to the terms of the Business Combination Agreement, the consideration to be delivered to the Company Security Holders, consisting of newly-issued shares of Pubco Class A Common Stock, shares of Pubco Class B Common Stock, Assumed Options and Assumed Warrants, will have an aggregate value equal to Four Hundred and Fifty Million U.S. Dollars ($450,000,000). Pursuant to the terms of the Business Combination Agreement, each Company Stockholder will, at the Closing, receive, in consideration for each share of Company common stock as of immediately prior to the Effective Time (after giving effect to the Preferred Conversion, but excluding treasury shares), a number of newly-issued Pubco shares determined based on the Exchange Ratio, with holders of Company Class B Common Stock receiving shares of Pubco Class B Common Stock and holders of shares of Company Class A Common Stock receiving shares of Pubco Class A Common Stock.

The table below presents the exchange of Company Class A Common Stock and Company Class B Common Stock for Pubco Class A Common Stock and Pubco Class B Common Stock that is expected to occur upon the Closing:

	Blockfusion shares outstanding as of September 30, 2025 (Historical)	Conversion of Blockfusion Preferred Stock into Blockfusion Common Stock	Blockfusion Common Stock assumed outstanding prior to Closing
Series Seed Preferred Stock, par value $0.0001 per share	2,640,000	(2,640,000)	-
Series A Preferred Stock, par value $0.0001 per share	1,702,922	(1,702,922)	-
Company Class A Common Stock, par value $0.0001 per share	19,867,521	4,342,922	24,210,443
Company Class B Common Stock, par value $0.0001 per share	13,110,000	2,640,000	15,750,000
Total	37,320,443	2,640,000	39,960,443
Blockfusion Common Stock outstanding immediately prior to Closing			39,960,443
Assumed Exchange Ratio			1.0743
Estimated shares of Pubco Class A Common Stock issued to Company Class A stockholders upon Closing			26,009,819
Estimated shares of Pubco Class B Common Stock issued to Company Class B stockholders upon Closing			16,920,576
Estimated shares of Pubco Common Stock issued to Company Stockholders upon Closing			42,930,395

The following table summarizes the pro forma number of shares of Pubco Common Stock expected to be outstanding immediately following the consummation of the Business Combination under two separate scenarios, each as further described below, assuming (i) that there are no pre-Closing transfers, distributions or forfeitures of securities held by the Sponsor, (ii) that all outstanding Blue Share Rights have been converted into shares of Pubco Class A Common Stock at Closing, (iii) that no Assumed Options or Assumed Warrants are converted or exercised post-Closing, and (iv) that no shares of Pubco Common Stock are issued pursuant to the Incentive Plan.

	Assuming No Redemptions			Assuming Contractual Maximum Redemptions
	Shares		% Ownership	Shares		% Ownership
Pubco Class A Common Stock held by Company Stockholders(1)	26,009,819		35.7%	26,009,819		41.8%
Pubco Class B Common Stock held by Company Stockholders(2)	16,920,576		23.2%	16,920,576		27.2%
Pubco Class A Common Stock held by Blue Public Shareholders and holders of Public Rights	22,137,500	(3)	30.3%	11,368,862	(4)	18.3%
Pubco Class A Common Stock held by Sponsor(5)	7,200,013		9.9%	7,200,013		11.6%
Pubco Class A Common Stock held by IPO Underwriters(6)	396,375		0.5%	396,375		0.6%
Pubco Class A Common Stock held by Blue Advisor	300,000		0.4%	300,000		0.5%
Total Pubco Common Stock	72,964,283		100.0%	62,195,645		100.0%

(1)	Consists of Pubco Class A Common Stock issued to holders of shares of Company Class A Common Stock upon the effective time of the Business Combination, which is equal to the product of (x) the Exchange Ratio multiplied by (y) the total shares of Company Class A Common Stock issued and outstanding immediately prior to the Closing.
(2)	Consists of Pubco Class B Common Stock issued to holders of shares of Company Class B Common Stock upon the effective time of the Business Combination, which is equal to the product of (x) the Exchange Ratio multiplied by (y) the total shares of Company Class B Common Stock issued and outstanding immediately prior to the Closing.
(3)	Consists of, in the No Redemptions Scenario, (i) 20,125,000 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 2,012,500 Public Rights, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.
(4)	Consists of, in the Contractual Maximum Redemptions Scenario, (i) 9,356,362 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 2,012,500 Blue Class A Ordinary Shares not subject to possible redemption resulting from the conversion of the Public Rights, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

(5)	Consists of (i) 391,000 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor, (ii) 6,769,913 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor resulting from the conversion of the Blue Class B Ordinary Shares held by the Sponsor which will convert on a one-for-one basis into Blue Class A Ordinary Shares not subject to possible redemption immediately prior to the effective time of the Closing, and (iii) 39,100 Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor resulting from the conversion of the Private Placement Rights held by the Sponsor, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

(6)	Consists of (i) 376,250 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the IPO Underwriters, and (ii) 20,125 Blue Class A Ordinary Shares not subject to possible redemption held by the IPO Underwriters resulting from the conversion of the Private Placement Rights held by the IPO Underwriters, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

Pursuant to the Business Combination Agreement, former holders of Company Class A Common Stock will receive 26,009,819 shares of Pubco Class A Common Stock, each share having one vote; former holders of Company Class B Common Stock will receive 16,920,576 shares of Pubco Class B Common Stock, each share having 20 votes. The former holders of Blockfusion common stock will have approximately 92.4% and 95.0% of the total voting rights in the No Redemptions Scenario and Contractual Maximum Redemption Scenario, respectively.

	Assuming No Redemptions			Assuming Contractual Maximum Redemptions
	Voting Rights		% Voting Rights	Voting Rights		% Voting Rights
Pubco Class A Common Stock held by Company Stockholders(1)	26,009,819		6.60%	26,009,819		6.70%
Pubco Class B Common Stock held by Company Stockholders(2)	338,411,520		85.80%	338,411,520		88.20%
Pubco Class A Common Stock held by Blue Public Shareholders and holders of Public Rights	22,137,500	(3)	5.60%	11,368,862	(4)	3.00%
Pubco Class A Common Stock held by Sponsor(5)	7,200,013		1.80%	7,200,013		1.90%
Pubco Class A Common Stock held by IPO Underwriters(6)	396,375		0.10%	396,375		0.10%
Pubco Class A Common Stock held by Blue Advisor	300,000		0.10%	300,000		0.10%
Total Pubco Common Stock	394,455,227		100.00%	383,686,589		100.00%

(1)	Consists of Pubco Class A Common Stock issued to holders of shares of Company Class A Common Stock upon the effective time of the Business Combination, which is equal to the product of (x) the Exchange Ratio multiplied by (y) the total shares of Company Class A Common Stock issued and outstanding immediately prior to the Closing.
(2)	Consists of Pubco Class B Common Stock issued to holders of shares of Company Class B Common Stock upon the effective time of the Business Combination, which is equal to the product of (x) the Exchange Ratio multiplied by (y) the total shares of Company Class B Common Stock issued and outstanding immediately prior to the Closing. Pursuant to the Business Combination Agreement, each share of Pubco Class B Common Stock will have 20 votes per share.
(3)	Consists of, in the No Redemptions Scenario, (i) 20,125,000 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 2,012,500 Blue Class A Ordinary Shares not subject to possible redemption resulting from the conversion of the 20,125,000 Public Rights, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.
(4)	Consists of, in the Contractual Maximum Redemptions Scenario, (i) 9,356,362 Blue Class A Ordinary Shares subject to possible redemption which Public Shareholders elected not to redeem in connection with the Business Combination and (ii) 2,012,500 Blue Class A Ordinary Shares not subject to possible redemption resulting from the conversion of the 20,125,000 Public Rights, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.
(5)	Consists of (i) 391,000 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor, (ii) 6,769,913 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor resulting from the conversion of the Blue Class B Ordinary Shares held by the Sponsor which will convert on a one-for-one basis into Blue Class A Ordinary Shares not subject to possible redemption immediately prior to the effective time of the Closing, and (iii) 39,100 Blue Class A Ordinary Shares not subject to possible redemption held by the Sponsor resulting from the conversion of the 391,000 Private Placement Rights held by the Sponsor, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.
(6)	Consists of (i) 376,250 issued and outstanding Blue Class A Ordinary Shares not subject to possible redemption held by the IPO Underwriters, and (ii) 20,125 Blue Class A Ordinary Shares not subject to possible redemption held by the IPO Underwriters resulting from the conversion of the 201,250 Private Placement Rights held by the IPO Underwriters, each of which will automatically convert into one-tenth of one share of Pubco Class A Common Stock upon the Closing.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Share Calculations and Ownership Percentages” and, with respect to the determination of the assumptions incorporated into the “Contractual Maximum Redemptions” scenario, as further described below. Additionally, the relative percentages above assume the Business Combination was consummated on September 30, 2025. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary, perhaps materially, from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Formation of Pubco

Pubco was incorporated on September 29, 2025, for the sole purpose of effectuating the Business Combination. In September and October 2025, Blue Merger Sub and Company Merger Sub were formed to facilitate the mergers with Blue and Blockfusion, respectively. Shortly after their formation, Pubco acquired 100% of the outstanding equity interests in both entities, causing Blue Merger Sub and Company Merger Sub to be wholly owned subsidiaries of Pubco.

The formation and accounting costs associated with Pubco, Blue Merger Sub, and Company Merger Sub will be paid by Blue or Blockfusion on behalf of Pubco, Blue Merger Sub, and Company Merger Sub.

Additional Information Related to the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared based on Blue and Blockfusion’s historical financial statements as adjusted to give effect to the Business Combination and the Formation of Pubco. The unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives pro forma effect to the Closing as if it had occurred on September 30, 2025. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024 reflect adjustments assuming that any adjustments that were made to the unaudited pro forma condensed combined balance sheet as of September 30, 2025 are assumed to have been made on January 1, 2024 for the purpose of adjusting the unaudited pro forma condensed combined statements of operations.

The historical financial information of Blockfusion was derived from the unaudited consolidated financial statements of Blockfusion as of and for the nine months ended September 30, 2025 and the audited consolidated financial statements of Blockfusion as of and for the year ended December 31, 2024, which are included elsewhere in this proxy statement/prospectus. This information should be read together with Blockfusion’s audited consolidated financial statements and related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blockfusion” and other financial information included elsewhere in this proxy statement/prospectus.

The historical financial information of Blue was derived from the unaudited financial statements of Blue as of and for the period from February 10, 2025 (inception) through September 30, 2025, which are included elsewhere in this proxy statement/prospectus. This information should be read together with Blue’s unaudited financial statements and related notes, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blue” and other financial information included elsewhere in this proxy statement/prospectus.

Pubco was incorporated on September 29, 2025 and had no operations other than organizational activities as of September 29, 2025 and for the period from September 29, 2025 through November 3, 2025. Accordingly, Pubco’s historical financial statements have not been included in the unaudited pro forma condensed combined financial information. The impact of Pubco’s formation has been reflected in the pro forma adjustments.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of Public Shares:

●	No Redemptions Scenario: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination.

●	Contractual Maximum Redemptions Scenario: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes there are no redemptions of Public Shares prior to the Business Combination’s consummation and that 10,768,638 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $109.0 million, assuming a redemption price of $10.12 per share (based on $203.0 million contained in the Trust Account as of September 30, 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Business Combination Agreement, which is waivable by Blockfusion, that, aggregate cash or cash equivalents available for release from the Trust Account (after giving effect to the completion and payment of Redemptions and payment of unpaid transaction expenses of Blue and Blockfusion) plus the net proceeds of any Financing Transactions, will equal or exceed $75 million. The “contractual maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to Pubco at Closing is insufficient to meet the Minimum Cash Condition set forth in the Business Combination Agreement, a condition to the Closing would not be met and the Business Combination may not be consummated.

The unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and the Formation of Pubco. actually been completed on the assumed date or for the period presented, or which may be realized in the future. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information and include immaterial rounding differences.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2025

			Scenario 1 Assuming No Redemptions					Scenario 2 Assuming Contractual Maximum Redemptions
	As of September 30, 2025	As of September 30, 2025	Transaction Accounting Adjustments
(In thousands, except for share data)	Blue Acquisition Corp.	Blockfusion USA, Inc.	Formation of Pubco	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet	Other Transaction Accounting Adjustments	Notes	Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	$1,045	$279	$(10)	3(aa)	$203,677	3(a)	$181,266	$1,615	3(m)	$73,897
	-	-	-		(7,044)	3(d)	-	(108,984)	3(n)	-
	-	-	-		(4,300)	3(e)	-	-		-
	-	-	-		(6,614)	3(f)	-	-		-
	-	-	-		516	3(h)	-	-		-
	-	-	-		(2,933)	3(j)	-	-		-
	-	-	-		(3,350)	3(o)	-	-		-
Prepaid expenses - current	105	-	-		(105)	3(p)	-	-		-
Accounts receivable	-	2,223	-		-		2,223	-		2,223
Unbilled receivables	-	1,006	-		-		1,006	-		1,006
Utility deposits	-	104	-		-		104	-		104
Due from related party	10	-	-		-		10	-		10
Prepaid expenses and other current assets	-	122	-		105	3(p)	227	-		227
Total current assets	1,160	3,734	(10)		179,952		184,836	(107,369)		77,467
Cash and marketable securities held in Trust Account	203,677	-	-		(203,677)	3(a)	-	-		-
Property and equipment, net	-	12,910	-		-		12,910	-		12,910
Prepaid expenses - non current	53	-	-		-		53	-		53
Crypto assets	-	394	-		-		394	-		394
Total assets	$204,890	$17,038	$(10)		$(23,725)		$198,193	$(107,369)		$90,824
Liabilities, Temporary equity, and Stockholders' (deficit) equity
Current liabilities:
Accounts payable	$92	$4,670	$-		$(534)	3(f)	$4,228	$-		$4,228
Administrative services fee payable - related party	5	-	-		(5)	3(q)	-	-		-
Short-term notes payable	-	719	-		-		719	-		719
Notes payable, current portion, net	-	2,369	-		-		2,369	-		2,369
Deferred revenue	-	1,090	-		-		1,090	-		1,090
Customer deposits	-	4,670	-		-		4,670	-		4,670
Accrued expenses and other current liabilities	2	4,205	-		(2,933)	3(j)	648	-		648
	-	-	-		(631)	3(f)	-	-		-
	-	-	-		5	3(q)	-	-		-
Total current liabilities	99	17,723	-		(4,098)		13,724	-		13,724
Notes payable, non-current portion, net	-	17,515	-		-		17,515	-		17,515
Deferred underwriter fee liability	7,044	-	-		(7,044)	3(d)	-	-	3(m)	-
Total liabilities	7,143	35,238	-		(11,142)		31,239	-		31,239
Temporary equity:
Class A ordinary shares subject to possible redemption, $0.0001 par value; 20,125,000 shares issued and outstanding at redemption value as of September 30, 2025	203,677	-	-		(203,677)	3(l)	-	-		-
Blockfusion convertible preferred stock (Series Seed and Series A, respectively), $0.0001 par value; 2,640,000 and 2,360,000 shares authorized at September 30, 2025, 2,640,000 and 1,702,922 shares issued and outstanding at September 30, 2025, liquidation preference of $2,910 at September 30, 2025	-	1,666	-		(1,666)	3(c)	-	-		-
Stockholders’ (deficit) equity:			-
Blue preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding as of September 30, 2025	-	-	-		-		-	-		-
Blue Class A Ordinary Shares, $0.0001 par value; 500,000,000 shares authorized, 767,250 shares issued and outstanding (excluding 20,125,000 shares subject to possible redemption) as of September 30, 2025	-	-	-		(1)	3(k)	-	-		-
	-	-	-		1	3(b)	-	-		-
Blue Class B Ordinary Shares $0.0001 par value; 50,000,000 shares authorized, 7,069,913 shares issued and outstanding as of September 30, 2025	1	-	-		(1)	3(b)	-	-		-
Blockfusion Class A Common Stock, $0.0001 par value; 45,000,000 shares authorized, and 19,867,521 shares issued and outstanding as of September 30, 2025	-	2	-		-	3(c)	-	-		-
	-	-	-		(2)	3(g)	-	-		-
Blockfusion Class B Common Stock, $0.0001 par value; 16,000,000 shares authorized, 13,110,000 shares issued and outstanding as of September 30, 2025	-	1	-		-	3(c)	-	-		-
	-	-	-		(1)	3(g)	-	-		-
Pubco Class A Common Stock, par value $0.0001	-	-	-		2	3(l)	5	(1)	3(n)	4
	-	-	-		1	3(k)	-	-		-
	-	-	-		2	3(g)	-	-		-
	-	-	-		-	3(i)	-	-		-
Pubco Class B Common Stock, par value $0.0001	-	-	-		1	3(g)	1	-		1
Additional paid-in-capital	-	8,194	-		1,666	3(c)	201,384	(108,983)	3(n)	94,016
	-	-	-		(936)	3(f)	-	1,615	3(m)	-
	-	-	-		(11,731)	3(g)	-	-		-
	-	-	-		516	3(h)	-	-		-
	-	-	-		-	3(i)	-	-		-
	-	-	-		203,675	3(l)	-	-		-
Accumulated deficit	(5,931)	(28,063)	(10)	3(aa)	(4,300)	3(e)	(34,436)	-		(34,436)
	-	-	-		(4,513)	3(f)	-	-		-
	-	-	-		11,731	3(g)	-	-		-
	-	-	-		(3,350)	3(o)	-	-		-
Total stockholders' (deficit) equity	(5,930)	(19,866)	(10)		192,760		166,954	(107,369)		59,585
Total liabilities, temporary equity, and stockholders’ (deficit) equity	$204,890	$17,038	$(10)		$(23,725)		$198,193	$(107,369)		$90,824

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

	For the period from February 10, 2025 (inception) through September 30, 2025	Nine Months Ended September 30, 2025	Scenario 1 Assuming No Redemptions				Scenario 2 Assuming Contractual Maximum Redemptions
(In thousands, except per share and weighted-average share data)	Blue Acquisition Corp.	Blockfusion USA, Inc.	Other Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes
Revenue	$-	$15,781	$-		$15,781		$-		$15,781
Cost of sales	-	14,172	-		14,172		-		14,172
Gross margin	-	1,609	-		1,609		-		1,609
Operating expenses:
Formation, general and administrative expenses	195	-	(195)	4(e)	-		-		-
Legal and accounting expenses	116	-	(116)	4(f)	-		-		-
Administrative services fee - related party	18	-	(18)	4(f)	-		-		-
Listing fees	27	-	(27)	4(e)	-		-		-
Insurance expense	22	-	(22)	4(e)	-		-		-
Selling, general and administrative	-	1,925	262	4(e)	2,187		-		2,187
Legal and professional fees	-	2,382	116	4(f)	2,498		-		2,498
Depreciation and amortization	-	693	-		693		-		693
Total operating expenses	378	5,000	-		5,378		-		5,378
Operating loss	(378)	(3,391)	-		(3,769)		-		(3,769)
Other income (expense):
Income earned on cash and marketable securities held in Trust Account	2,427	-	(2,427)	4(d)	-		-		-
Interest income on operating account	13	-	-		13		-		13
Interest expense	-	(1,652)	-		(1,652)		-		(1,652)
Change in fair value of warrant liability	-	(7,056)	-		(7,056)		-		(7,056)
Energy Program income	-	2,943	-		2,943		-		2,943
Gain on settlement	-	93	-		93		-		93
Unrealized loss	-	(9)	-		(9)		-		(9)
Realized gains (losses), net	-	29	-		29		-		29
Other income (expense), net	-	1,922	-		1,922		-		1,922
Total other income (expense), net	2,440	(3,730)	(2,427)		(3,717)		-		(3,717)
Income (loss) before income taxes	2,062	(7,121)	(2,427)		(7,486)		-		(7,486)
(Provision) benefit for income taxes	-	(128)	634	4(c)	506		-		506
Net income (loss)	$2,062	$(7,249)	$(1,793)		$(6,980)		$-		$(6,980)

Net loss attributable to Pubco ordinary shareholders					$(7,844)				$(7,844)
Weighted-average shares outstanding, Blue redeemable Class A ordinary shares - basic and diluted	9,155,579	-	-		-		-		-
Basic and diluted net income per share, Blue redeemable Class A ordinary shares	$0.79	$-	$-		$-		$-		$-
Weighted-average shares outstanding, Blue non-redeemable Class A and Class B ordinary shares - basic and diluted	6,976,822	-	-		-		-		-
Basic and diluted net loss per share, Blue non-redeemable Class A and Class B ordinary shares	$(0.74)	$-	$-		$-		$-		$-
Weighted-average shares outstanding, Blockfusion Common Stock - basic and diluted	-	33,422,353	-		-		-		-
Net loss per share attributable to Blockfusion common stockholders - basic and diluted	$-	$(0.24)	$-		$-		$-		$-
Weighted-average shares outstanding, Pubco Common Stock - basic and diluted	-	-	-		72,964,283	4(g)	-		62,195,645	4(g)
Net loss per share attributable to Pubco common stockholders - basic and diluted	$-	$-	$-		$(0.11)	4(g)	$-		$(0.13)	4(g)

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

			Scenario 1 Assuming No Redemptions						Scenario 2 Assuming Contractual Maximum Redemptions
	Year Ended December 31, 2024	Year Ended December 31, 2024	Transaction Accounting Adjustments
(In thousands, except per share and weighted-average share data)	Blue Acquisition Corp.	Blockfusion USA, Inc.	Formation of Pubco		Other Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Statement of Operations	Notes
Revenue	$-	$23,689	$-		$-		$23,689		$-		$23,689
Cost of sales	-	20,297	-		-		20,297		-		20,297
Gross margin	-	3,392	-		-		3,392		-		3,392
Operating expenses:
Selling, general and administrative	-	2,948	-		4,300	4(a)	15,111		-		15,111
	-	-	-		4,513	4(b)	-		-		-
	-	-	-		3,350	4(d)	-		-		-
Legal and professional fees	-	584	-		-		584		-		584
Depreciation and amortization	-	1,039	-		-		1,039		-		1,039
Total operating expenses	-	4,571	-		12,163		16,734		-		16,734
Operating loss	-	(1,179)	-		(12,163)		(13,342)		-		(13,342)
Other income (expense):
Interest expense	-	(2,604)	-		-		(2,604)		-		(2,604)
Energy Program income	-	2,589	-		-		2,589		-		2,589
Gain on settlement		3,619	-		-		3,619		-		3,619
Realized losses, net	-	(42)	-		-		(42)		-		(42)
Other expense, net	-	(386)	(10)	4(aa)	-		(396)		-		(396)
Total other income (expense), net	-	3,176	(10)		-		3,166		-		3,166
Income (loss) before income taxes	-	1,997	(10)		(12,163)		(10,176)		-		(10,176)
(Provision) benefit for income taxes	-	(80)	-		3,182	4(c)	3,102		-		3,102
Net income (loss)	$-	$1,917	$(10)		$(8,981)		$(7,074)		$-		$(7,074)

Weighted-average shares outstanding, Blockfusion Common Stock - basic	-	33,072,624	-		-		-		-		-
Weighted-average shares outstanding, Blockfusion Common Stock - diluted	-	40,116,442	-		-		-		-		-
Net income per share attributable to Blockfusion common stockholders - basic	$-	$0.06	$-		$-		$-		$-		$-
Net income per share attributable to Blockfusion common stockholders - diluted	$-	$0.05	$-		$-		$-		$-		$-
Weighted-average shares outstanding, Pubco Common Stock - basic and diluted	-	-	-		-		72,964,283	4(g)	-		62,195,645	4(g)
Net loss per share attributable to Pubco common stockholders - basic and diluted	$-	$-	$-		$-		$(0.10)	4(g)	$-		$(0.11)	4(g)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaces the historical pro forma adjustments criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and presents the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Blue and Blockfusion management have elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of Pubco following the Business Combination and the Formation of Pubco. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Closing. Blue and Blockfusion have not had any historical relationship prior to the Closing. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma adjustments reflecting the Business Combination and the Formation of Pubco are based on certain currently available information and certain assumptions and methodologies that both Blue and Blockfusion believe are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. Both Blue and Blockfusion believe that the assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination and the Formation of Pubco based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The scenarios presented (the No Redemptions Scenario and the Contractual Maximum Redemptions Scenario) are for illustrative purposes as Blue does not have, as of the date of this proxy statement/prospectus, a meaningful way of providing any certainty regarding the number of Blue Class A Ordinary Shares subject to possible redemption that will be redeemed in connection with the Closing.

2.	Accounting Treatment for the Transaction

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Blue will be treated as the “acquired” company and Blockfusion will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Blockfusion issuing stock for the net assets of Blue, accompanied by a recapitalization. The net assets of Blue will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to and following the Business Combination will be those of Blockfusion.

Blockfusion has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances with regard to Pubco immediately after the Closing, applicable to both the “no redemptions” and “contractual maximum” redemption scenarios:

●	Under all redemption scenarios, legacy Blockfusion shareholders will have a majority of the voting interest in Pubco, with between 92.4% and 94.9% of the voting power held by legacy Blockfusion shareholders under the “no redemptions” and “contractual maximum” redemption scenarios, respectively.

●	Effective upon the Closing, the Pubco Board will consist of seven (7) directors, a majority of whom will be designees of Blockfusion.

●	The executive officers of Blockfusion will become the initial executive officers of Pubco.

●	The assets of Blockfusion will represent a significant majority of the assets of Pubco (excluding cash formerly held in the Trust Account); and

●	Immediately after the Closing, Pubco’s business will be the continued business of Blockfusion, focusing on its core operations as a digital infrastructure developer and operator focused on high-density, high-efficiency computing workloads.

3.	Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Adjustments for Material Events:

(aa)	To reflect the payment of formation costs and accounting costs of Pubco, Blue Merger Sub, and Company Merger Sub which will be paid for by Blue and/or Blockfusion on behalf of Pubco, Blue Merger Sub, and Company Merger Sub.

Pro Forma Transaction Accounting Adjustments:

(a)	To reflect, in the No Redemptions Scenario, the release of the cash and investments held in the Trust Account to cash and cash equivalents, assuming no Blue Public Shareholders exercise their right to have their Public Shares redeemed for their pro rata share of the Trust Account.

(b)	To reflect the conversion of all Blue Class B Ordinary Shares to Blue Class A Ordinary Shares immediately prior to the Closing.

(c)	To reflect the Preferred Conversion, which results in the conversion of all 2,640,000 issued and outstanding shares of Blockfusion Series Seed Preferred Stock and all 1,702,922 issued and outstanding shares of Blockfusion Series A Preferred Stock to Blockfusion Common Stock immediately prior to the Closing. Each share of Blockfusion Series Seed Preferred Stock will convert into one share of Company Class A Common Stock and one share of Company Class B Common Stock. Each share of Blockfusion Series A Preferred Stock will convert into one share of Company Class A Common Stock. The conversion of the shares resulted in a $0 thousand adjustment within the Blue Class A Ordinary Shares, par value $0.0001 line item and the Blue Class B Ordinary Shares, par value $0.0001 line item due to the effects of rounding as the adjustment to record the shares at par value were less than $1 thousand, respectively.

(d)	To reflect, in the No Redemptions Scenario, the payment of the $7.0 million deferred underwriting fee payable to the IPO Underwriters at the Closing. This $7.0 million payment was made pursuant to the terms of the agreement with the IPO Underwriters and consists of:

●	$4.0 million, calculated as $0.20 for each of the 20,125,000 Public Units sold in the IPO, and

●	$3.0 million, calculated as $0.15 for each of the 20,125,000 Blue Public Shares that were subject to possible redemption but for which Public Shareholders did not elect to redeem in connection with the Business Combination.

(e)	To reflect the payment of total estimated transaction costs of Blue of $4.3 million on the Closing Date. These $4.3 million of transaction costs are expected to be incurred subsequent to September 30, 2025 through the estimated Closing Date and primarily relate to legal, advisory, accounting, auditing, fairness opinion, printer, and proxy solicitation services. Management evaluated the nature of these costs in accordance with Staff Accounting Bulletin Topic 5.A and ASC 340-10-S99-1, and determined that all $4.3 million of the transaction costs would be expensed as incurred as they are not directly attributable to the offering. Accordingly, these costs have been reflected as an increase to accumulated deficit in the unaudited pro forma condensed combined balance sheet.

(f)	To reflect the payment of total estimated transaction costs of Blockfusion of $6.6 million on the Closing Date. Management evaluated the nature of these costs in accordance with Staff Accounting Bulletin Topic 5.A and ASC 340-10-S99-1. Based on this evaluation:

(i)	Approximately $1.2 million of transaction costs were incurred prior to September 30, 2025 and were expensed as incurred as they were not directly attributable to the offering. These costs include legal and advisory services related to the negotiation and structuring of the business combination agreement, accounting and audit services for historical financial statements, and marketing and communications activities. None of these services were specific incremental costs directly attributable to the offering. These costs were reflected in the accounts payable and accrued expenses and other current liabilities line items on Blockfusion’s historical financial statements.

(ii)	Approximately $0.9 million of transaction costs expected to be incurred after September 30, 2025 were accounted for as specific incremental costs directly attributable to the offering and recorded as a reduction to additional paid-in capital in the unaudited pro forma condensed combined balance sheet. These costs include legal services directly supporting the preparation and filing of the registration statement and advisory services for the preparation of the pro forma financial information. These services were specific incremental costs directly attributable to the offering.

(iii)	Approximately $4.5 million of transaction costs expected to be incurred after September 30, 2025 were expensed as incurred as they were not directly attributable to the offering. These costs include legal and advisory services related to the negotiation and structuring of the business combination agreement, accounting and audit services for historical financial statements, and marketing and communications activities. None of these services were specific incremental costs directly attributable to the offering. Accordingly, these costs were recorded as an increase to accumulated deficit in the unaudited pro forma condensed combined balance sheet.

(g)	To reflect the recapitalization of Blockfusion through the contribution of 24,210,443 and 15,750,000 shares of Company Class A Common Stock and Company Class B Common Stock, respectively, and the issuance of 26,009,819 and 16,920,576 shares of Pubco Class A Common Stock and Pubco Class B Common Stock, respectively, reflecting the Exchange Ratio of 1.0743. Additionally, to reflect the derecognition of the accumulated deficit of Blue which is reversed to additional paid-in capital on the Closing Date.

The reverse recapitalization adjustment is determined as follows (in thousands):

Derecognition of Company Class A Common Stock, par value $0.0001	$(2)
Derecognition of Company Class B Common Stock, par value $0.0001	$(1)
Derecognition of Blue’s accumulated deficit(1)	$(11,731)
Issuance of Pubco Class A Common Stock, par value $0.0001 in accordance with the Exchange Ratio	$2
Issuance of Pubco Class B Common Stock, par value $0.0001 in accordance with the Exchange Ratio	$1
Net reduction of additional paid-in capital due to derecognition of Blue’s accumulated deficit and Blockfusion’s Common Stock and issuance of Pubco Common Stock	$11,731

(1)	The derecognition of Blue’s accumulated deficit of $11.7 million is determined as follows (in thousands):

Historical accumulated deficit of Blue as of September 30, 2025	$5,931
Estimated transaction costs of Blue through the estimated Closing Date, see 3(e)	4,300
Blue transaction bonus paid at Closing, see 3(o)	1,500
Total adjustment to derecognize Blue’s accumulated deficit	$11,731

(h)	To reflect the expected settlement of the Blockfusion notes receivable with related parties, along with their accrued and unpaid interest on the Closing Date. The notes receivable balances were classified as contra equity pursuant to ASC 310-10-S99-3 and recognized in additional paid-in capital in the amount of $500 within Blockfusion’s historical financial statements. Pursuant to the terms of the note agreements, interest will be repaid upon the Closing, which will be recognized as a capital contribution on receipt, increasing additional paid-in capital in the amount of $16 thousand.

(i)	To reflect the issuance of 2,071,725 shares of Pubco Class A Common Stock upon the automatic conversion of the 20,125,000 Public Rights and 592,250 Private Placement Rights into one-tenth of one share of Pubco Class A Common Stock upon the Closing. The issuance of the shares resulted in a $0 thousand adjustment within the PubCo Class A Common Stock, par value $0.0001 and additional paid-in capital line items, respectively, due to the effects of rounding as the adjustment to record the shares at par value and associated adjustment to additional paid-in capital were less than $1 thousand, respectively.

(j)	To reflect the expected settlement of the Blockfusion accrued payroll balance on the Closing Date.

(k)	To reflect the conversion of all 9,908,888 issued and outstanding shares of Blue Class A Ordinary Shares not subject to possible redemption immediately prior to the Closing into shares of Pubco Class A Common Stock. The 9,908,888 shares of Blue Class A Ordinary Shares not subject to possible redemption immediately prior to the Closing is made up of (i) 767,250 shares outstanding as of September 30, 2025, (ii) 2,071,725 shares issued upon the automatic conversion of Public Rights and Private Placement Rights (see Note 3(i)), and (iii) 7,069,913 Blue Class A Ordinary Shares issued upon the conversion of the Blue Class B Ordinary Shares (see Note 3(b)).

(l)	To reflect, in the No Redemptions Scenario, the conversion of all 20,125,000 issued and outstanding Blue Class A Ordinary Shares subject to possible redemption immediately prior to the Closing into shares of Pubco Class A Common Stock with no cash redemptions.

The table below presents the calculation demonstrating that the Minimum Cash Condition is satisfied under the No Redemptions Scenario:

(in thousands)	Assuming No Redemptions
Minimum Cash Condition:
Cash and investments held in Trust Account as of September 30, 2025	$203,677
Minus: Share redemption amount	-
Minus: Blue Acquisition deferred expenses - underwriting fee	(7,044)
Minus: Unpaid Blue Acquisition transaction expenses - other transaction costs	(4,300)
Minus: Unpaid Blockfusion transaction expenses - other transaction costs	(6,614)
Minus: Transaction bonus paid upon Closing	(3,350)
Minimum Cash Condition Met	$182,369

(m)	To reflect, in the Contractual Maximum Redemptions Scenario, (i) the reversal of the $7.0 million deferred underwriting fee payable in the No Redemptions Scenario (see Note 3(d)), and (ii) the recognition of a $5.4 million cash payment of the deferred underwriting fee payable under the Contractual Maximum Redemptions Scenario. (ii) This $5.4 million payment was made pursuant to the terms of the agreement with the IPO Underwriters and consists of:

●	$4.0 million, calculated as $0.20 for each of the 20,125,000 Units sold in the IPO, and

●	$1.4 million, calculated as $0.15 for each of the 9,356,362 Blue Public Shares that were subject to possible redemption but were not redeemed by Public Shareholders in connection with the Business Combination.

In accordance with Staff Accounting Bulletin Topic 5.A, the original $7.0 million in deferred underwriting fees were recorded as a reduction to additional paid-in capital in Blue’s historical financial statements on the IPO date. Under the Contractual Maximum Redemptions Scenario, $5.4 million of these fees are expected to be paid in cash to the IPO Underwriters upon the Closing of the Business Combination, as reflected above. This results in a reversal of $1.6 million from the original deferred charge which is recorded as an increase to additional paid-in capital in the unaudited pro forma condensed combined balance sheet.

(n)	To reflect, in the Contractual Maximum Redemptions Scenario, the assumption that Blue’s Public Shareholders exercise their redemption rights with respect to up to 10,768,638 Blue Class A Ordinary Shares subject to possible redemption, which represents the maximum number of shares that may be redeemed while still satisfying the Minimum Cash Condition required pursuant to the Business Combination Agreement, at a redemption price of $10.12 per share, or approximately $109.0 million in cash.

(o)	To reflect the payment of the transaction completion bonus to certain Blue and Blockfusion executives and affiliates in the amount of $1.5 million and $1.9 million, respectively, at the Closing.

The table below presents the calculation demonstrating that the Minimum Cash Condition is satisfied under the Contractual Maximum Redemptions Scenario:

(in thousands)	Assuming Contractual Maximum Redemptions
Minimum Cash Condition:
Cash and investments held in Trust Account as of September 30, 2025	$203,677
Minus: Share redemption amount	(108,984)
Minus: Blue Acquisition deferred expenses - underwriting fee	(5,429)
Minus: Unpaid Blue Acquisition transaction expenses - other transaction costs	(4,300)
Minus: Unpaid Blockfusion transaction expenses - other transaction costs	(6,614)
Minus: Transaction bonus paid upon Closing	(3,350)
Minimum Cash Condition Met	$75,000

(p)	To reclassify Blue's Prepaid expenses - current to the Prepaid expenses and other current assets line item to conform the presentation of Blue's historical balance sheet as of September 30, 2025 to the presentation of Blockfusion's historical balance sheet as of September 30, 2025.

(q)	To reclassify Blue's Administrative services fee payable - related party to the Accrued expenses and other current liabilities line item to conform the presentation of Blue's historical balance sheet as of September 30, 2025 to the presentation of Blockfusion's historical balance sheet as of September 30, 2025.

4.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2025 and the Year Ended December 31, 2024

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro Forma Adjustments for Material Events:

(aa)	To reflect the Pubco formation costs and accounting costs in the pro forma condensed combined statement of operations. This is a non-recurring item.

Pro Forma Transaction Accounting Adjustments:

(a)	To reflect the estimated transaction costs of Blue for certain accounting, auditing, and other professional fees expected to be incurred in connection with the Business Combination that were not deemed to be specific incremental costs directly attributable to the offering of securities. This is a non-recurring item.

(b)	To reflect estimated transaction costs of Blockfusion for certain accounting, auditing, and other professional fees expected to be incurred in connection with the Business Combination that were not deemed to be specific incremental costs directly attributable to the offering of securities. This is a non-recurring item.

(c)	Represents the application of an estimated marginal tax rate of 26.14% to the pro forma adjustments included in the unaudited pro forma condensed combined statement of operations.

(d)	Represents the removal of previously recognized dividend income from Blue’s dividend income from trust account as the Trust Account will be released upon the Closing.

(e)	To reclassify Blue's Formation, general and administrative expenses, Listing fees, and Insurance expense to the Selling, general and administrative line item to conform the presentation of Blue’s historical statement of operations for the nine months ended September 30, 2025 to the presentation of Blockfusion’s historical statement of operations for the nine months ended September 30, 2025.

(f)	To reclassify Blue's Legal and accounting expenses and Administrative services fee - related party to the Legal and professional fees line item to conform the presentation of Blue’s historical statement of operations for the nine months ended September 30, 2025 to the presentation of Blockfusion’s historical statement of operations for the nine months ended September 30, 2025.

(g)	The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of Pubco Common Stock outstanding on the Closing Date of the Business Combination, assuming the Business Combination occurred on January 1, 2024.

Pro forma basic and diluted net loss per share attributable to Pubco common stockholders is calculated as follows for the nine months ended September 30, 2025:

	Nine Months Ended September 30, 2025
	Assuming No Redemptions	Assuming Contractual Maximum Redemptions
Numerator:
Allocation of pro forma net loss	$(6,980,000)	$(6,980,000)
Deemed dividend upon reclassification of preferred stock to temporary equity(1)	(864,000)	(864,000)
Pro forma net loss attributable to Pubco ordinary shareholders	$(7,844,000)	$(7,844,000)
Denominator:
Assume conversion of Blue Class A Ordinary Shares subject to possible redemption into shares of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	20,125,000	9,356,362
Assume conversion of Blue Class A Ordinary Shares not subject to possible redemption into shares of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	767,250	767,250
Assume conversion of Blue Class B Ordinary shares into Blue Class A Ordinary Shares immediately prior to the closing of the Business Combination and the conversion of Blue Class A Ordinary Shares into shares of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	7,069,913	7,069,913
Assume the automatic conversion of Blue Public Rights into one-tenth (1/10) of one share of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	2,012,500	2,012,500
Assume the automatic conversion of Blue Private Placement Rights into one-tenth (1/10) of one share of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	59,225	59,225
Assume January 1, 2024 issuance of shares of Pubco Class A Common Stock to holders of shares of Company Class A Common Stock as a result of assuming closing of the Business Combination on January 1, 2024	26,009,819	26,009,819
Assume January 1, 2024 issuance of shares of Pubco Class B Common Stock to holders of shares of Company Class B Common Stock as a result of assuming closing of the Business Combination on January 1, 2024	16,920,576	16,920,576
Pro forma weighted-average shares outstanding - basic and diluted	72,964,283	62,195,645
Pro forma net loss per share attributable to Pubco common stockholders - basic and diluted	$(0.11)	$(0.13)

The following securities were excluded from the computation of pro forma diluted net loss per share attributable to Pubco common stockholders for the nine months ended September 30, 2025 because including them would have had an anti-dilutive effect:

	Nine Months Ended September 30, 2025
	Assuming No Redemptions	Assuming Contractual Maximum Redemptions
Pubco shares underlying the Company Class A Common Stock options(1)	461,959	461,959
Pubco shares underlying the Company Class A Common Stock warrants(2)	1,275,336	1,275,336
Pubco shares underlying the Company Class B Common Stock warrants(3)	268,581	268,581
Total anti-dilutive shares of Pubco Common Stock	2,005,876	2,005,876

Pro forma basic and diluted net loss per share attributable to Pubco common stockholders is calculated as follows for the year ended December 31, 2024:

	Year Ended December 31, 2024
	Assuming No Redemptions	Assuming Contractual Maximum Redemptions
Numerator:
Allocation of pro forma net loss	$(7,074,000)	$(7,074,000)
Denominator:
Assume conversion of Blue Class A Ordinary Shares subject to possible redemption into shares of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	20,125,000	9,356,362
Assume conversion of Blue Class A Ordinary Shares not subject to possible redemption into shares of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	767,250	767,250
Assume conversion of Blue Class B Ordinary shares into Blue Class A Ordinary Shares immediately prior to the closing of the Business Combination and the conversion of Blue Class A Ordinary Shares into shares of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	7,069,913	7,069,913
Assume the automatic conversion of Blue Public Rights into one-tenth (1/10) of one share of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	2,012,500	2,012,500
Assume the automatic conversion of Blue Private Placement Rights into one-tenth (1/10) of one share of Pubco Class A Common Stock effective January 1, 2024 as a result of assuming closing of the Business Combination on January 1, 2024	59,225	59,225
Assume January 1, 2024 issuance of shares of Pubco Class A Common Stock to holders of shares of Company Class A Common Stock as a result of assuming closing of the Business Combination on January 1, 2024	26,009,819	26,009,819
Assume January 1, 2024 issuance of shares of Pubco Class B Common Stock to holders of shares of Company Class B Common Stock as a result of assuming closing of the Business Combination on January 1, 2024	16,920,576	16,920,576
Pro forma weighted-average shares outstanding - basic and diluted	72,964,283	62,195,645
Pro forma net loss per share attributable to Pubco common stockholders - basic and diluted	$(0.10)	$(0.11)

The following securities were excluded from the computation of pro forma diluted net loss per share attributable to Pubco common stockholders for the year ended December 31, 2024 because including them would have had an anti-dilutive effect:

	Year Ended December 31, 2024
	Assuming No Redemptions	Assuming Contractual Maximum Redemptions
Pubco shares underlying the Company Class A Common Stock options(1)	461,959	461,959
Pubco shares underlying the Company Class A Common Stock warrants(2)	1,275,336	1,275,336
Pubco shares underlying the Company Class B Common Stock warrants(3)	268,581	268,581
Total anti-dilutive shares of Pubco Common Stock	2,005,876	2,005,876

(1)	Represents 430,000 Company Options to purchase shares of Company Class A Common Stock assumed to be outstanding immediately prior to the Closing Date, which will be assumed by Pubco and represent 430,000 Pubco options on the Closing Date. These 430,000 Pubco options will be exercisable for 461,959 shares of Pubco Class A Common Stock equal to the 430,000 Pubco options multiplied by the Exchange Ratio.
(2)	Represents 1,187,107 Company Warrants to purchase Company Class A Common Stock assumed to be outstanding immediately prior to the Closing Date, which will be assumed by Pubco and represent 1,187,107 Pubco warrants on the Closing Date. These 1,187,107 Pubco warrants will be exercisable for 1,275,336 Pubco Class A Common Stock equal to the 1,187,107 Pubco warrants multiplied by the Exchange Ratio.
(3)	Represents 250,000 Company Warrants to purchase Company Class B Common Stock assumed to be outstanding immediately prior to the Closing Date, which will be assumed by Pubco and represent 250,000 Pubco warrants on the Closing Date. These 250,000 Pubco warrants will be exercisable for 268,581 Pubco Class A Common Stock equal to the 250,000 Pubco warrants multiplied by the Exchange Ratio.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA
PER SHARE FINANCIAL INFORMATION

The following table sets forth the historical comparative share information for Blue and Blockfusion on a stand-alone basis and the unaudited pro forma combined share information as of and for the nine months ended September 30, 2025, after giving effect to the Business Combination, assuming (i) no Public Shareholders exercise redemption rights with respect to their Public Shares upon the consummation of the Business Combination; and (ii) the Public Shareholders exercise their redemption rights with respect to a maximum of 10,768,638 Public Shares. Under the Contractual Maximum redemption scenario, this represents approximately 53.5% of the Public Shares being redeemed, resulting in aggregate Redemption Payments of $109.0 million, calculated based on a redemption price of approximately $10.12 per share. The estimated per share redemption value of $10.12 was calculated by dividing the amount of $203.7 million in the Trust Account as of September 30, 2025 by the 20,125,000 total Public Shares. The 53.5% redemption amount reflects the maximum number of Public Shares that can be redeemed without violating the closing conditions of the Business Combination Agreement. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of contractual maximum redemptions.

This information is only a summary and should be read together with the selected historical financial information summary of Blue and Blockfusion and the historical financial statements and related notes of Blue and Blockfusion, in each case, that are included elsewhere in this proxy statement. The unaudited pro forma combined per share information of Blue and Blockfusion is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had Blue and Blockfusion consummated a business combination during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Blue and Blockfusion would have been had Blue and Blockfusion consummated a business combination during the period presented.

	Blue(1) (Historical)		Blockfusion (Historical)	Pro Forma Combined Assuming No Redemptions	Pro Forma Combined Assuming Contractual Maximum Redemptions
As of and for the nine months ended September 30, 2025
Book (deficit) value per share	$(0.21	)(2)	$(0.60)	$2.29	$0.96
Weighted average shares outstanding, Pubco - basic and diluted	N/A		N/A	72,964,283	62,195,645
Net loss per share attributable to Pubco common stockholders - basic and diluted	N/A		N/A	$(0.11)	$(0.13)
Weighted average shares outstanding, Blockfusion Common Stock - basic and diluted	N/A		33,422,353	N/A	N/A
Net loss per share attributable to Blockfusion common stockholders - basic and diluted	N/A		$(0.24)	N/A	N/A
Weighted average shares outstanding, Blue Ordinary Shares, redeemable - basic and diluted	9,155,579		N/A	N/A	N/A
Net income per share attributable to Blue ordinary shareholders, redeemable - basic and diluted	$0.79		N/A	N/A	N/A
Weighted average shares outstanding, Blue Ordinary Shares, non-redeemable - basic and diluted	6,976,822		N/A	N/A	N/A
Net loss per share attributable to Blue ordinary shareholders, non-redeemable - basic and diluted	$(0.74)		N/A	N/A	N/A
As of and for the year ended December 31, 2024
Book deficit per share	N/A		$(0.63)	N/A	N/A
Weighted average shares outstanding, Pubco - basic and diluted	N/A		N/A	72,964,283	62,195,645
Net loss per share attributable to Pubco common stockholders - basic and diluted	N/A		N/A	$(0.10)	$(0.11)
Weighted average shares outstanding, Blockfusion Common Stock - basic	N/A		33,072,624	N/A	N/A
Weighted average shares outstanding, Blockfusion Common Stock - diluted	N/A		40,116,442	N/A	N/A
Net loss per share attributable to Blockfusion common stockholders - basic	N/A		$0.06	N/A	N/A
Net loss per share attributable to Blockfusion common stockholders - diluted	N/A		$0.05	N/A	N/A

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Blue

Blue is a special purpose acquisition company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Blue Class A Ordinary Shares, Units and Blue Share Rights are currently listed on Nasdaq under the symbols “BACC,” “BACCU” and “BACCR,” respectively. The mailing address of Blue’s principal executive office is 1601 Anita Lane, Newport Beach, CA 92660, and its telephone number is (646) 543-5060.

Blockfusion

Blockfusion is a Delaware corporation incorporated on February 8, 2021. Blockfusion is in the business of the development and operation of data centers. For more information about Blockfusion, see the sections entitled “Information About Blockfusion” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blockfusion.”

The mailing address of Blockfusion’s principal executive office is 447 Broadway, 2nd Floor, #538, New York, NY 10013 and its telephone number is (212) 561-1200.

Pubco

Pubco is a Delaware corporation incorporated on September 29, 2025. Pubco was formed for the purpose of effectuating the Business Combination described herein and it has not conducted, and prior to the effective times of the Mergers will not conduct, any activities other than those incidental to its formation and the Transactions. As a result of the Business Combination, Blue and Blockfusion will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company.

In connection with the Business Combination, Pubco has applied for the listing of its Class A Common Stock on Nasdaq under the proposed symbol “BLDC,” to be effective at the Closing. Pubco will not have units or share rights traded following the consummation of the Business Combination.

The mailing address of Pubco’s principal executive office is 447 Broadway, 2nd Floor, #538, New York, NY 10013 and its telephone number is (212) 561-1200.

Blue Merger Sub

Blue Merger Sub was formed as an exempted company under the laws of the Cayman Islands on October 9, 2025, and is currently a wholly-owned subsidiary of Pubco. Blue Merger Sub was formed for the purpose of effectuating the Blue Merger described herein and it has not conducted, and prior to the Effective Time will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Blue Merger Sub will not be the surviving entity in the Blue Merger, as contemplated by the Business Combination Agreement and described herein.

The mailing address of Blue Merger Sub’s principal office is 71 Fort Street, PO Box 500, George Town, Grand Cayman, Cayman Islands, KY1-1106 and its telephone number is (646) 543-5060.

Company Merger Sub

Company Merger Sub was formed as a corporation under the laws of the State of Delaware on September 29, 2025, and is currently a wholly-owned subsidiary of Pubco. Company Merger Sub was formed for the purpose of effectuating the Company Merger described herein and it has not conducted, and prior to the Effective Time will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Company Merger Sub will not be the surviving entity in the Company Merger, as contemplated by the Business Combination Agreement and described herein.

The mailing address of Company Merger Sub’s principal executive office is 447 Broadway, 2nd Floor, #538, New York, NY 10013 and its telephone number is (212) 561-1200.

THE BLUE EXTRAORDINARY GENERAL MEETING

General

Blue is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Blue Board for use at the Blue Extraordinary General Meeting to be held on [_], 202[_] and at any adjournment or postponement thereof. This proxy statement/prospectus provides Blue shareholders with information they need to know to be able to vote or direct their vote to be cast at the Blue Extraordinary General Meeting.

This proxy statement/prospectus is being first mailed on or about [_], 202[_] to all shareholders of record of Blue as of [_], 202[_], which is the Record Date. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Blue Extraordinary General Meeting.

Date, Time and Place

The Blue Extraordinary General Meeting will be held as a “virtual meeting” via live audio webcast on [_], 202[_] at [_] a.m. Eastern Time at www.cstproxy.com/[_]. For the purposes of the Current Charter, the Blue Extraordinary General Meeting may also be attended in person at the offices of Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, New York 10105.

Registering for the Blue Extraordinary General Meeting

As a registered Blue shareholder, you received a proxy card from Continental Stock Transfer & Trust Company. The form contains instructions on how to attend the meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. Continental Stock Transfer & Trust Company’s support contact information is as follows: (917) 262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the meeting starting [_], 202[_] at [_] a.m. Eastern Time. Enter the URL address into your browser www.cstproxy.com/[_], enter your control number, name and email address. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Blue shareholder that holds such shareholder’s shares in “street name,” which means such shareholder’s shares are held of record by a broker, bank or other nominee, may need to contact Continental Stock Transfer & Trust Company to receive a control number. If you beneficially own shares held in “street name” and plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental Stock Transfer & Trust Company will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing [_] within the U.S. and Canada (toll-free), or [_] outside the U.S. and Canada (standard rates apply) when prompted enter the pin number [_]#. This is listen-only and you will not be able to vote or enter questions during the meeting and will not be deemed to be present at the meeting, if you are listening via telephone.

Purpose of the Blue Extraordinary General Meeting

At the Blue Extraordinary General Meeting, Blue is asking its shareholders to consider and vote upon:

●	The Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

●	The Merger Proposal. A copy of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

●	The Charter Proposal. The form of Proposed Charter to become effective in connection with the consummation of the Business Combination is attached to this proxy statement/prospectus as Annex C. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

●	The Organizational Documents Proposals. The form of the Proposed Charter containing the advisory amendments to become effective upon consummation of the Business Combination are listed here.

●	The Incentive Plan Proposal. The form of the Incentive Plan to be used by Pubco from and after the Closing of the Business Combination is attached to this proxy statement/prospectus as Annex E.

●	The Nasdaq Proposal.

●	The Director Election Proposal.

●	The Adjournment Proposal, if presented at the Blue Extraordinary General Meeting.

Voting Power and Record Date

You will be entitled to vote at the Blue Extraordinary General Meeting if you owned Blue Ordinary Shares at the close of business on [_], 202[_], which is the Record Date. You are entitled to one vote for each share of Blue Ordinary Shares that you held as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were an aggregate of 27,962,163 Blue Ordinary Shares outstanding, of which 20,892,250 are Public Shares and 7,069,913 are Blue Ordinary Shares held by the Initial Shareholders.

Vote of the Sponsor

In connection with the IPO, Blue entered into agreements with the Sponsor, pursuant to which it agreed to vote any Blue Ordinary Shares owned by it in favor of the Business Combination Proposal and for all other proposals presented at the Blue Extraordinary General Meeting. These agreements apply to the Business Combination Proposal and for all other proposals presented to Blue shareholders in this proxy statement/prospectus.

The Sponsor has waived any redemption rights, including with respect to Blue Class A Ordinary Shares purchased in the aftermarket, in connection with Business Combination. No consideration was provided in exchange for the Sponsor’s waiver of its redemption rights. The Founder Shares held by the Sponsor have no redemption rights upon Blue’s liquidation and will be worthless if no business combination is effected by Blue by March 16, 2027 (or such other date as approved by the Blue shareholders).

Quorum and Required Vote for Proposals

A quorum of Blue shareholders is necessary to hold a valid meeting. A quorum will be present at the Blue Extraordinary General Meeting if one-third (1/3) of the Blue Ordinary Shares issued and outstanding and entitled to vote at the Blue Extraordinary General Meeting are represented in person online or by proxy at the Blue Extraordinary General Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes which are cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Accordingly, a Blue shareholder’s failure to vote by proxy or to vote virtually in person at the Blue Extraordinary General Meeting on any of the proposals (including by abstaining on each of the proposals) will have no effect on the outcome. However, if a Blue shareholder votes any shares by proxy or virtually in person at the Blue Extraordinary General Meeting on any Proposal, the failure to vote such shares on other proposals (including by abstaining on the Business Combination Proposal) will have the same effect as a vote “AGAINST” such other proposals.

The Required Proposals are conditioned on the approval of the Business Combination Proposal, and the Business Combination Proposal is conditioned on the approval of the other Required Proposals (which do not include the Organizational Documents Proposals, the Nasdaq Proposal or the Adjournment Proposal). Unless the Business Combination Proposal is approved, the remaining Required Proposals, the Organizational Documents Proposals and the Nasdaq Proposal will not be presented to the shareholders of Blue at the Blue Extraordinary General Meeting. The Adjournment Proposal is not conditioned on any other proposal.

It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal and the Director Election Proposal) do not receive the requisite vote for approval, then Blue will not consummate the Business Combination. If Blue does not consummate the Business Combination and fails to complete an initial business combination by March 16, 2027 and does not seek to obtain the approval of its shareholders for an Extension, Blue will be required to cease all operations except for the purposes of winding up, redeem its Public Shares and liquidate its Trust Account by returning the then-remaining funds in such account to the Public Shareholders (net of up to $100,000 of interest to pay dissolution expenses).

Abstentions and Broker Non-Votes

Abstentions will have no effect on the outcome of the vote on any of the proposals.

The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes which are cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Accordingly, a Blue shareholder’s failure to vote by proxy or to vote virtually in person at the Blue Extraordinary General Meeting on any of the proposals (including by abstaining on each of the proposals) will have no effect on the outcome. However, if a Blue shareholder votes any shares by proxy or virtually in person at the Blue Extraordinary General Meeting on any Proposal, the failure to vote such shares on other proposals (including by abstaining on the Business Combination Proposal) will have the same effect as a vote “AGAINST” such other proposals.

Recommendation of the Blue Board

The Blue Board has determined that each of the proposals is fair, advisable and in the best interests of Blue and Blue’s shareholders and has unanimously approved such proposals. The Blue Board unanimously recommends that Blue’s shareholders vote “FOR” each of the proposals.

When you consider the recommendation of Blue Board in favor of approval of the proposals, you should keep in mind that the Sponsor, members of Blue Board and Blue’s officers and advisers have interests in the Business Combination that may be different from or in addition to (or which may conflict with) your interests as a shareholder. These interests include, among other things, the fact that:

●	that if the Business Combination or another initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 6,769,913 Class B Ordinary Shares, also referred to as the Founder Shares (which, upon consummation of an initial business combination or earlier, in accordance with the terms of the Current Charter, will or may be converted into Blue Class A Ordinary Shares) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to the terms of the Insider Letter, the Founder Shares are subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable until the earlier of (A) six months after the completion of Blue’s initial business combination or (B) subsequent to Blue’s initial business combination, (i) the date on which Pubco consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties or (ii) the closing price of Pubco Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. The Sponsor may, on or before the Closing, distribute some or all of the Founder Shares held by it and such distributed Founder Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements. In this regard, while the Founder Shares are not the same as the Blue Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Blue Class A Ordinary Shares, and may become worthless if Blue does not complete a business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the aggregate value of the 6,769,913 Founder Shares owned by the Sponsor is estimated to be approximately $[_] million, assuming the per share value of the Founder Shares is the same as the $[_] closing price of the Blue Class A Ordinary Shares on Nasdaq on [_], 2025;

●	that if the Business Combination or another Blue initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 391,000 Blue Private Placement Units held by the Sponsor will expire worthless. The Sponsor purchased the Blue Private Placement Units at an aggregate purchase price of $3,910,000, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Blue Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Blue has completed an initial business combination. In this regard, while the Blue Private Placement Units are not the same as the Blue Public Units, the aggregate value of the 391,000 Blue Private Placement Units held by the Sponsor is estimated to be approximately $[_] million, assuming the per unit value of the Blue Private Placement Units is the same as the $[_] closing price of the Blue Public Units on Nasdaq on [_], 2025;

●	that if the proposed Business Combination is consummated, immediately after the Closing, the Sponsor is anticipated to hold 9.9% of the outstanding shares of Pubco Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities,” assuming, among other assumptions further described in aforementioned other sections of this proxy statement/prospectus, no redemptions of Public Shares prior to or in connection with the proposed Business Combination;

●	that each of Blue’s officers and directors holds indirect interests in the Founder Shares held by Blue Holdings, the managing member of the Sponsor. Blue Holdings has allocated 75,000 Founder Shares to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors, indirectly through membership interests in Blue Holdings. In addition, Dario Dino Ferrari, a director, has an indirect economic interest in Blue Holdings through his ownership of 10,000 Class B Units in Blue Holdings representing Blue Private Placement Units purchased by him for $100,000. As a result of their indirect interest in the Founder Shares through membership interests in Blue Holdings, Blue’s management team may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

●	that the Sponsor has invested an aggregate of $3,935,000 (consisting of $25,000 for the Founder Shares and $3,910,000 for the Blue Private Placement Units). Based on the difference in the effective purchase price of $0.004 per share paid for the Founder Shares, and $10.00 per unit paid for the Blue Private Placement Units, as compared to the purchase price of $10.00 per Blue Public Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return on their investment even if the share price of Pubco after the Closing falls below the price initially paid for the Blue Public Units in the IPO and the non-redeeming unaffiliated Blue Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Blue, up to $1,500,000 of such working capital loans may be convertible into Blue Private Placement Units at the option of the lender, such loans may not be repaid if no business combination is consummated and Blue is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Blue consummates an initial business combination, it is possible that Blue’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Blue’s officers and directors have not incurred (nor are any of them expecting to incur)) out-of-pocket expenses exceeding such funds available to Blue for reimbursement thereof (but provided, further, that if any such expenses are incurred prior to consummation of the Business Combination, Blue’s officers, directors and the Sponsor may not receive reimbursement therefor if the proposed Business Combination is not consummated);

●	that if the Trust Account is liquidated, including in the event Blue is unable to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the Sponsor has agreed that it will be liable to Blue, if and to the extent any claims by a third party for services rendered or products sold to Blue or a prospective target business with which Blue has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of income taxes, if any, and up to $100,000 of dissolution expenses, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Blue’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Blue’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that Ketan Seth is the Chief Executive Officer and a director of Blue and has been nominated to serve as a director of Pubco following the Closing. As such, in the future, Mr. Seth may receive any cash fees or equity awards that the Pubco Board determines to pay its directors;

●	that Blue’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Business Combination Agreement;

●	that Alberto Pontonio, a registered broker-dealer associated with Roberts & Ryan, one of the IPO Underwriters, and an advisor of Blue who has been authorized by the Blue Board to provide support to Blue’s management, on behalf of the Blue Board, in the identification, evaluation, negotiation and, ultimately, consummation of an initial business combination, including the proposed Business Combination, holds 300,000 Founder Shares and has been nominated to serve as a director of Pubco following the Closing. The 300,000 shares of Pubco Class A Common Stock issuable at Closing in exchange for the 300,000 Founder Shares held by the Blue Advisor will be issued for the benefit of Roberts & Ryan, for the benefit of the Blue Advisor. If Blue fails to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders) and is forced to liquidate, the Founder Shares will expire worthless. Aside from the 300,000 Founder Shares, the Blue Advisor has not and will not receive any compensation for his services to Blue (although he may receive additional compensation as part of his association with Roberts & Ryan, to the extent that Roberts & Ryan, receives deferred underwriting fees payable to the IPO Underwriters upon consummation of the Business Combination and/or in connection with the engagement of Roberts & Ryan as financial advisor and placement agent for any Financing Transactions). However, in the future, he may receive any cash fees or equity awards that the Pubco Board determines to pay its directors. As such, the Blue Advisor may have a conflict of interest in determining whether a particular target business is an appropriate business with which Blue should effectuate an initial business combination;

●	that on December 2, 2025, Blockfusion issued a promissory note to Ketan Seth, Blue’s Chief Executive Officer and director, pursuant to which Mr. Seth agreed to loan Blockfusion up to an aggregate principal amount of $150,000 for payment of certain expenses related to the Business Combination. Interest on the Ketan Seth Promissory Note accrues on the outstanding principal balance at a rate of 12% per annum, calculated on a simple interest basis. The entire unpaid principal balance, together with all accrued and unpaid interest on the Ketan Seth Promissory Note shall be due and payable on December 2, 2026, 12 months from its issuance; and

●	that the Sponsor, Blue’s officers and directors or their affiliates may be paid finder’s fees, advisory fees, consulting fees or success fees in order to effectuate the completion of Blue’s initial business combination. Blue also may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with its initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Any such payments, if made prior to the completion of Blue’s initial business combination, would be made from funds held outside of the Trust Account. Although no terms for any such arrangements have been determined as of the date hereof and no written agreements exist with respect to such arrangements, if such compensation is substantial it could result in material dilution to the equity interests of the Public Shareholders.

In addition to the interests of the Sponsor and Blue’s executive officers and directors in the Business Combination, Blue shareholders should be aware that the IPO Underwriters (BTIG, LLC and Roberts & Ryan, Inc.) may also have financial interests that are different from, or in addition to, the interests of Blue shareholders, including the fact that:

●	pursuant to the terms of the Underwriting Agreement, the IPO Underwriters will receive deferred underwriting fees in an amount equal to up to $0.35 per Blue Public Unit issued in the IPO, or $7,043,750, and such fees are payable only if Blue completes an initial business combination. The deferred commissions will be payable as follows: (i) $0.20 per Blue Public Unit sold in the IPO shall be paid to the IPO Underwriters in cash, and (ii) $0.15 per Blue Public Unit sold in the IPO shall be paid to the underwriters in cash based on the funds remaining in the Trust Account after giving effect to Public Shares that are redeemed in connection with an initial business combination;

●	the IPO Underwriters hold an aggregate of 201,250 Blue Private Placement Units, which they purchased in the Private Placement at a price of $10.00 per Blue Private Placement Units, or $2,012,500 in the aggregate. The Blue Private Placement Units held by the IPO Underwriters will expire worthless if a business combination is not consummated by Blue by the end of the Combination Period;

●	the IPO Underwriters hold an aggregate of 175,000 Representative Shares, which they purchased for $0.001 per share, or $175 in the aggregate. The IPO Underwriters have agreed to waive any entitlement to participate in any redemption or liquidating distributions with respect to such shares. The Representative Shares may not be sold or transferred until after Blue has completed an initial business combination. As such, the Representative Shares will be worthless if a business combination is not consummated by Blue by the end of the Combination Period; and

●	Blue and the IPO Underwriters are parties to that certain Placement Agent Engagement Letter, dated as of November 2, 2025, pursuant to which Blue engaged the IPO Underwriters to act as capital markets advisors in connection with the Business Combination and as placement agents in connection with any Financing Transaction. BTIG, LLC will act as the lead capital markets advisor and placement agent. Pursuant to the Placement Agent Engagement Letter, the IPO Underwriters are entitled to receive (1) a cash fee upon the consummation of any Financing Transaction in an amount equal to (i) 5% of the gross proceeds raised from the sale of equity securities, (ii) 4% the gross proceeds raised from the sale of equity-linked securities and (iii) the gross proceeds raised from the sale of debt securities in the Financing Transaction, excluding expenses and (2) a cash fee upon the consummation of the Business Combination in an amount equal to two million dollars ($2,000,000); provided, that, in the event that the Placement Fee exceeds three million dollars ($3,000,000), fifty percent (50%) of the amount of such Placement Fee that exceeds three million dollars ($3,000,000) and that has been paid to the IPO Underwriters at the time that any Advisory Fee become due shall be credited against the Advisory Fee, provided, further, that such credit shall not exceed one million dollars ($1,000,000). 85% of any Placement Fee and/or Advisory Fee will be payable to BTIG, LLC, and 15% will be payable to Roberts & Ryan, Inc. The IPO Underwriters will also be reimbursed for certain reasonable out-of-pocket expenses incurred by them in connection with the performance of such services. Further, following the closing of the Business Combination, BTIG, LLC shall have a right of first refusal for a period of one (1) year thereafter to act as the lead-managing underwriter and/or lead bookrunner in the case of any public offering.

These interests may have influenced the Blue Board in making their recommendation that you vote in favor of the approval of the Business Combination. The members of the Blue Board were aware of and considered these interests, among other matters, when they approved the Business Combination and recommended that Blue shareholders approve the proposals required to effect the Business Combination. The Blue Board determined that the overall benefits expected to be received by Blue and its shareholders in the Business Combination outweighed any potential risk created by the conflicts stemming from these interests. In addition, the Blue Board determined that potentially disparate interests would be mitigated because (i) most of these disparate interests would exist with respect to a business combination by Blue with any other target business or businesses, (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein and (iii) the Sponsor will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco’s stock.

Voting Your Shares

Each Blue Ordinary Share that you own in your name entitles you to one vote. If you are a record owner of your shares, there are three ways to vote your Blue Ordinary Shares at the Blue Extraordinary General Meeting:

1.	Vote by internet.

●	Before the meeting: Go online to www.cstproxyvote.com. Use the internet to transmit your proxy with your voting instructions and for electronic delivery information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or obtain a proxy from the record holder of your shares allowing you to submit a proxy via the internet with respect thereto.

●	During the meeting: Go online to www.cstproxy.com/[_]. You will be able to attend the Blue Extraordinary General Meeting online and vote your shares electronically until voting is closed. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your Blue Ordinary Shares.

2.	Vote by mail. Mark, date, sign and mail promptly the enclosed proxy card (a postage-paid envelope is provided for mailing in the United States). By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Blue Extraordinary General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Blue Extraordinary General Meeting so that your shares will be voted if you are unable to attend the Blue Extraordinary General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Blue Extraordinary General Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Blue Ordinary Shares will be voted as recommended by our Board. Our Board recommends voting “FOR” each of the proposals. Proxies submitted by mail should be received by [_], 202[_] in order to ensure that they are counted at the Blue Extraordinary General Meeting.

3.	Vote by telephone. You may submit a proxy to vote your shares by calling and following the instructions on the proxy card. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or obtain a proxy from the record holder of your shares allowing you to submit a proxy via telephone with respect thereto. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your Blue Ordinary Shares.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change your vote or revoke your proxy at any time before it is exercised at the Blue Extraordinary General Meeting by doing any one of the following:

●	submitting a valid, later-dated proxy card or proxy via the internet or by telephone before 11:59 p.m., Eastern Time, on the calendar day immediately preceding the Blue Extraordinary General Meeting, or by mail that is received prior to the Blue Extraordinary General Meeting;

●	sending a written revocation of a proxy to Blue’s secretary at 1601 Anita Lane, Newport Beach, CA 92660, that bears a date later than the date of the proxy you want to revoke and is received prior to the date of the Blue Extraordinary General Meeting; or

●	attending the Blue Extraordinary General Meeting (or, if the Blue Extraordinary General Meeting is adjourned or postponed, attending the applicable adjourned or postponed meeting) and voting in person online, which automatically will cancel any proxy previously given, or revoking your proxy in person online, but your attendance alone will not revoke any proxy previously given.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Blue Ordinary Shares, you may contact [_], Blue’s proxy solicitor, at:

[_]

No Additional Matters May Be Presented at the Blue Extraordinary General Meeting.

The Blue Extraordinary General Meeting has been called only to consider the approval of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and, if presented at the Blue Extraordinary General Meeting, the Adjournment Proposal. Under the Current Charter, other than procedural matters incident to the conduct of the Blue Extraordinary General Meeting, no other matters may be considered at the Blue Extraordinary General Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Blue Extraordinary General Meeting.

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less up to $100,000 of interest to pay dissolution expenses, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made in accordance with the procedures reflected in this proxy statement/prospectus and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to Blue). For illustrative purposes, based on funds in the Trust Account of approximately $[_] million on [_], the estimated per share redemption price would have been approximately $[_]. A public shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Public Shares.

In order to exercise redemption rights, holders of Public Shares must:

●	prior to 5:00 p.m. Eastern Time on [_], 202[_] (two (2) business days before the Blue Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to Continental Stock Transfer & Trust Company, Blue’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

●	In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Blue Ordinary Shares; and

●	deliver your Public Shares either physically or electronically through DTC to Blue’s transfer agent at least two (2) business days before the Blue Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Blue’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Blue does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Blue’s consent, until the consummation of the Business Combination, or such other date and time as determined by the Blue Board. If you delivered your shares for redemption to Blue’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Blue’s transfer agent return the shares (physically or electronically). You may make such request by contacting Blue’s transfer agent at the phone number or address listed above.

If Blue receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Blue may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Blue may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Blue may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

Prior to exercising redemption rights, shareholders should verify the market price of Blue Ordinary Shares as they may receive higher proceeds from the sale of their Blue Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your Blue Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Blue Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Blue Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of Pubco, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Blue otherwise does not consummate an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders (net up to $100,000 of interest to pay dissolution expenses) and the Share Rights will expire worthless.

Appraisal Rights

The Companies Act prescribes when shareholder appraisal rights are available and sets limitations on such rights. Blue shareholders will have appraisal rights and dissenter’s rights under Section 238 and 239 of the Companies Act. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, the Blue public shareholders are still entitled to exercise the rights of redemption as set out herein, and the Blue Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Section 238. (1) of the Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Companies Act provides that no rights under section 238 of the Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Blue shareholders who are considering exercising dissenter’s rights are advised to consult appropriate legal counsel.

Proxy Solicitation

Blue is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Blue and its directors, officers and employees may also solicit proxies in person. Blue will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Blue will bear the cost of the solicitation.

Blue has hired [_] to assist in the proxy solicitation process. Blue will pay that firm a fee of $[_], plus disbursements of its expenses in connection with the services relating to the Blue Extraordinary General Meeting.

Blue will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Blue will reimburse them for their reasonable expenses in connection with such efforts.

Potential Purchases of Public Shares and/or Public Share Rights

At any time prior to the Blue Extraordinary General Meeting, Blue’s Sponsor, directors or officers or Blockfusion and/or their respective affiliates, during a period when they are not then aware of any material non-public information regarding Blue or Blue’s securities, may purchase Units, Blue Class A Ordinary Shares, or Blue Share Rights from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the proposals are approved at the Blue Extraordinary General Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this proxy statement/prospectus, none of Blue’s Sponsor, directors or officers has any plans to make any such purchases. Blue will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Entering into any such incentive arrangements may have a depressive effect on outstanding Blue Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Blue Extraordinary General Meeting.

The existence of financial and personal interests of Blue’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Blue and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Risk Factors,” “The Business Combination Proposal (Proposal 1) — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

THE BUSINESS COMBINATION PROPOSAL (PROPOSAL 1)

General

Holders of Blue Ordinary Shares are being asked to consider and vote on a proposal to approve, by ordinary resolution, the Business Combination Agreement and the Business Combination. Blue shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because Blue is holding a shareholder vote on the Business Combination, Blue may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the Blue Ordinary Shares that are voted at the Blue Extraordinary General Meeting, voting together as a single class.

The Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the related agreements; a copy of the Business Combination Agreement is attached as Annex A hereto, which is incorporated herein by reference. Blue shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement” are defined in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Blue does not believe that the disclosure schedules contain information that is material to an investment decision.

On November 19, 2025, Blue entered into the Business Combination Agreement with Blockfusion, Pubco, Blue Merger Sub and Company Merger Sub. Pursuant to the Business Combination Agreement and subject to the terms and conditions set forth therein, (i) on or prior to the Closing, the holders of Company Series Seed Preferred Stock and Company Series A Preferred shall convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Class A Common Stock and Company Class B Common Stock, at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Current Charter, in the Preferred Conversion, (ii) and on the Closing Date, (A) Blue Merger Sub will merge with and into Blue in the Blue Merger, with Blue continuing as the surviving entity and, as a result of which, each issued and outstanding security of Blue immediately prior to the effective time of the Blue Merger shall no longer be outstanding and shall automatically be cancelled and extinguished in exchange for which the security holders of Blue shall receive substantially equivalent securities of Pubco, (B) Company Merger Sub will merge with and into Blockfusion in the Company Merger, with Blockfusion continuing as the surviving entity, and as a result of which each issued and outstanding security of Blockfusion immediately prior to the effective time of the Company Merger shall no longer be outstanding and shall automatically be cancelled in exchange for which the Company Security Holders shall receive shares of Pubco Common Stock, with holders of Company Class B Common Stock receiving shares of Pubco Class B Common Stock, which will have the same economic rights as the Pubco Class A Common Stock, but will have the right to twenty (20) votes per share for such shares of Company Class B Common Stock, and holders of Company Class A Common Stock receiving shares of Pubco Class A Common Stock for such shares of Company Class A Common Stock. As a result of the Mergers and the other Transactions, Blue and Blockfusion will become wholly-owned subsidiaries of Pubco, all upon the terms and subject to the conditions set forth in the Business Combination Agreement, and Pubco will become a publicly traded company.

Additionally, at the Effective Time, each outstanding and unexercised Company Option will be assumed by and become an option of Pubco containing the same terms, conditions, vesting and other provisions as are currently applicable to such Company Options, provided that each Assumed Option will be exercisable for the number of shares of Pubco Class A Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Class A Common Stock subject to the Company Option as of immediately prior to the Effective Time, rounded down to the nearest whole number, at an exercise price equal to the per share exercise price of the Company Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

Additionally, at the Effective Time, each outstanding and unexercised Company Warrant will be assumed by Pubco and become a warrant to purchase shares of Pubco Class A Common Stock containing the same terms, conditions, vesting and other provisions as are currently applicable to such Company Warrants, provided that each Assumed Warrant will be exercisable for the number of shares of Pubco Class A Common Stock equal to the Exchange Ratio multiplied by the number of shares of Company Class A Common Stock subject to the Company Warrant as of immediately prior to the Effective Time, rounded up to the nearest whole share, at an exercise price equal to the per share exercise price of the Company Warrant divided by the Exchange Ratio, rounded down to the nearest whole cent.

Consideration

The aggregate consideration to be delivered to the Company Security Holders as of the Effective Time will be a number of newly issued shares of Pubco Common Stock equal to Four Hundred Fifty Million U.S. Dollars ($450,000,000), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Preferred Conversion), a number of shares of Pubco Common Stock determined based on an Exchange Ratio equal to a quotient, (i) the numerator of which is equal to the Merger Consideration divided by the number of fully diluted shares of Company Common Stock, and (ii) the denominator of which is equal to the Redemption Price, with holders of Company Class B Common Stock receiving shares of Pubco Class B Common Stock and holders of shares of Company Class A Common Stock receiving shares of Pubco Class A Common Stock

Representations and Warranties

The Business Combination Agreement contains representations and warranties that are reasonably customary for similar transactions that are made by the parties as of the date of the Business Combination Agreement, or other specified dates, solely for the benefit of certain of the parties to the Business Combination Agreement, and in certain cases are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Agreements to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party to the Business Combination Agreement has agreed to use its commercially reasonable efforts, and to cooperate fully with one another, to consummate the Transactions. The Business Combination Agreement also contains certain customary covenants by each of the parties that apply during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement, including (i) the provision of access to the applicable party’s properties, books and personnel; (ii) the operation of the parties’ respective businesses in the ordinary course of business; (iii) the current and timely filing of Blue’s public filings; (iv) no insider trading; (v) notifications to the other parties of certain breaches, consent requirements and other matters; (vi) obtaining third party and regulatory approvals; (vii) tax matters; (viii) further assurances; (ix) public announcements; (x) confidentiality; and other covenants. The Business Combination Agreement also contains certain customary post-Closing covenants, including, without limitation, in regard to (1) tax matters; (2) the maintenance of books and records; and (3) the indemnification of directors and officers. Additionally:

Each of Blue and Blockfusion will not solicit or enter into a competing alternative transaction, in accordance with customary terms and provisions set forth in the Business Combination Agreement.

Blue will not approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition proposal (as defined in the Business Combination Agreement), or otherwise change, withdraw, withhold, qualify or modify its recommendation to its shareholders for approval of the Business Combination Agreement and the Transactions (a “Change in Recommendation”); provided, however, that if at any time prior to (but not after) obtaining the approval of the Blue shareholders, the Blue Board determines in good faith, in response to an Intervening Event (as defined in the Business Combination Agreement) after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would be a breach of its fiduciary duties under applicable law, then the board may make a Change in Recommendation, provided that Blue delivers, pursuant to procedures set forth in the Business Combination Agreement, written notice advising Blockfusion that the Blue Board proposes to take such action and containing the material facts underlying the board’s determination. If requested by Blockfusion, Blue will use its reasonable best efforts to engage in good faith negotiations with Blockfusion to make adjustments in the terms and conditions of the Business Combination Agreement that obviate the need for a Change in Recommendation.

Blockfusion will deliver to Blue financial statements of Pubco and Blockfusion audited by a PCAOB-qualified auditor in accordance with PCAOB auditing standards, accompanied by an unqualified opinion of the auditor thereon, as soon as reasonably practicable after the date of the Business Combination Agreement but no later than thirty (30) days from the date of the Business Combination Agreement. In addition, Blockfusion and Pubco will deliver to Blue unaudited monthly and quarterly financial information through the Closing Date and Pubco will deliver to Blue Pubco’s interim financial statements for such periods as required by applicable law or SEC Guidance to be included in the Registration Statement (as defined below).

Blue, Blockfusion and Pubco will, as promptly as practicable after the date of the Business Combination Agreement, prepare and file with the SEC, the Registration Statement in connection with the registration under the Securities Act of the securities of Pubco to be issued pursuant to the Transactions, and containing a proxy statement/prospectus for the solicitation of proxies from Blue shareholders to approve the Business Combination Agreement, the Transactions and related matters at an extraordinary general meeting of Blue’s shareholders, and providing Blue’s public shareholders with an opportunity to request redemption of their Public Shares in connection with the Transactions, as required by the Current Charter and Blue’s IPO Prospectus.

As promptly as practicable after the Registration Statement has become effective and been distributed by Pubco (and in all cases within ten (10) days following such date), Blockfusion will solicit a written consent of its stockholders in order to obtain the requisite vote of its stockholders to approve the Business Combination Agreement and each of the Ancillary Agreements to which Blockfusion is or is required to be a party or bound and the consummation of the transactions contemplated thereby and to take all other actions necessary or advisable to secure the Company Stockholder Approval, including enforcing the Company Support Agreements (as described below). At the request of Blue, Blockfusion shall make the members of its management reasonably available to participate in management presentations, “road shows,” rating agency presentations, meetings with financing sources and similar events in connection with obtaining the approval of Blue shareholders, any “share recycling” efforts by Blue and the obtaining of any debt or equity financing, ratings or governmental or other third-party approvals.

The parties shall take all action necessary so that, effective at the Closing, the Pubco Board will consist of seven (7) individuals, two (2) of whose members will be designated by Blue (at least one (1) of whom shall be an independent director in accordance with the requirements of Nasdaq), four (4) of whose members will be designated by Blockfusion (at least two (2) of whom shall be an independent director in accordance with the requirements of Nasdaq), and one (1) additional member (who shall be an independent director in accordance with the requirements of Nasdaq) to be mutually agreed upon by Blue and Blockfusion prior to the Closing. The parties shall also take all action necessary so that the individuals serving as the chief executive officer and chief financial officer (or such equivalent role whose duties include those of the principal accounting officer), respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of Blockfusion immediately prior to the Closing (unless, at its sole discretion, Blockfusion desires to appoint another qualified person to either such role, in which case, such other person(s) identified by Blockfusion shall serve in such role or roles).

During the Interim Period, Blue and Blockfusion shall use reasonable best efforts to enter into written agreements for Financing Transactions with an aggregate proceeds of at least $100 million (on such terms and structuring and using such strategy, placement agents and approach, as Blue and Blockfusion shall mutually agree). “Financing Transaction” means a capital raising transaction in connection with the Transactions structured as one or a combination of common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to the Trust Account, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into Blue, Blockfusion or Pubco.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties, unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of each of Blue’s shareholders and Blockfusion’s stockholders; (ii) the expiration or termination of any waiting period applicable to the consummation of the Business Combination Agreement under any antitrust laws; (iii) obtaining material regulatory approvals; (iv) no law or order preventing or prohibiting the Transactions; (v) appointment of the Pubco Board consistent with the requirements of the Business Combination Agreement; (vi) the effectiveness of the Registration Statement; (vii) Pubco shall have amended and restated its certificate of incorporation in a form satisfactory to Blue and Blockfusion; (viii); (ix) Pubco Class A Common Stock shall have been approved for listing on Nasdaq upon the Closing; and (x) Pubco shall have adopted, on or prior to the Closing, an equity incentive plan in a form satisfactory to Blue and Blockfusion, and which will provide for awards for a number of shares of Pubco Class Common Stock equal to five (5%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing.

In addition, unless waived by Blockfusion, the obligations of Blockfusion to consummate the Transactions are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations of Blue relating to organization and standing, authorization, non-contravention, capitalization (other than the first sentence of such representation in the Business Combination Agreement) and finders and brokers being true and correct in all material respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (ii) the representations and warranties of Blue set forth in the first sentence of the capitalization representation being true and correct in all respects (except for de minimis inaccuracies) on and as of the date of the Business Combination Agreement and as of the Closing Date; (iii) all other representations and warranties of Blue being true and correct (without giving effect to any limitations as to “materiality” or any similar limitation set forth herein) in all respects on and as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a SPAC Material Adverse Effect (as defined in the Business Combination Agreement); (iv) Blue having performed in all material respects its obligations and complied in all material respects with the covenants and agreements under the Business Combination Agreement required to be performed or complied with by Blue on or prior the Closing Date; (v) the Amended and Restated Registration Rights Agreement being in full force and effect as of the Closing: and (vi) the sum of (i) the aggregate cash proceeds available for release from the Trust Account (after giving effect to the completion and payment of the Redemption), plus (ii) the net proceeds of any Financing Transactions, shall equal or exceed $75,000,000 after deducting all Expenses of Blue and Blockfusion.

Unless waived by Blue, the obligations of Blue to consummate the Transactions are subject to the satisfaction of the following closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations of Blockfusion relating to organization and standing, authorization, non-contravention, capitalization (other than the first sentence of such representation in the Business Combination Agreement) and finders and brokers being true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (ii) the representations and warranties set forth in the first sentence of the capitalization representation being true and correct in all respects on and as of the date of the Business Combination Agreement and as of the Closing Date; (iii) all other representations and warranties of Blockfusion being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all respects on and as of the date of the Business Combination Agreement and on and as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Material Adverse Effect; (iv) Blockfusion, Pubco and Merger Subs (collectively, the “Target Companies”) having performed in all material respects all of their respective obligations and complied in all material respects with all of their agreements and covenants under the Business Combination Agreement required to be performed or complied with on or prior the Closing Date; (v) absence of any Material Adverse Effect with respect to the Target Companies since the date of the Business Combination Agreement; (vi) each Non-Competition Agreement, each Lock-Up Agreement, the Company Support Agreement and the Amended and Restated Registration Rights Agreement being in full force and effect as of the Closing; (vii) the Preferred Conversion having been completed; (viii) certain loans issued by the Company to its officers and directors having been repaid or cancelled; (ix) Blue and Pubco having received employment agreements, in each case effective as of the Closing, in form and substance reasonable to Blue, between certain employees and Pubco, and each such employment agreement duly executed by the parties thereto; and (x) Blockfusion shall have delivered to Blue evidence that consents from certain specified lenders have been received.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either Blue or Blockfusion if the Closing does not occur by May 31, 2026, or such other date as may be extended pursuant to the Business Combination Agreement.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of Blue and Blockfusion; (ii) by written notice by either Blue or Blockfusion to the other if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by Blockfusion for Blue’s uncured material breach of the Business Combination Agreement, such that the related closing condition would not be met; (iv) by Blue for Blockfusion’s uncured material breach of the Business Combination Agreement, such that the related closing condition would not be met; (v) by Blue, if there shall have been a Material Adverse Effect on the Target Companies following the date of the Business Combination Agreement which is uncured and continuing; (vi) by either Blockfusion or Blue if Blue holds its shareholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; (vii) by either Blockfusion or Blue if Blockfusion holds its stockholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; and (viii) by written notice from Blue to Blockfusion if Blockfusion has not delivered the Audited Financials on or before the Audit Delivery Date.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, effect of termination, fees and expenses, trust fund waiver, and customary miscellaneous provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to such termination.

Trust Account Waiver

Blockfusion agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law

The Business Combination Agreement is governed by New York law, provided that matters that are required to be governed by the laws of the Cayman Islands (including, without limitation, in respect of the Blue Merger and the fiduciary duties that may apply to the directors and officers of the parties) shall be governed by the laws of the Cayman Islands and, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof).

Ancillary Agreements

Seller Support Agreement

Simultaneously with the execution of the Business Combination Agreement, stockholders of Blockfusion holding capital stock of Blockfusion sufficient to approve the adoption of the Business Combination Agreement and approve the Company Merger and the other transactions contemplated by the Business Combination Agreement (the “Company Support Stockholders”) entered into support agreements (each, a “Company Support Agreement”), pursuant to which, among other things, each Company Support Stockholder agreed to vote its shares of capital stock of Blockfusion (the “Subject Stock”) in favor of the adoption of the Business Combination Agreement, the Ancillary Agreements, the approval of the Transactions and any amendments to Blockfusion’s organizational documents in connection therewith, subject to certain customary conditions.  Each Company Support Stockholder also (i) agreed that certain agreements (the “Terminating Agreements”) shall be automatically terminated and of no further force and effect (including any provisions of the Terminating Agreements that, by their terms, survives such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing, and (ii) upon the termination of the Terminating Agreements, none of Blockfusion, such Company Support Stockholder, or any of their respective affiliates shall have any further rights, obligations or liabilities under such Terminating Agreement. Each Company Support Stockholder also agreed to take certain other actions (including the Preferred Conversion) in support of the Business Combination Agreement and the Transactions (and any actions required in furtherance thereof) and to refrain from taking actions that would adversely affect their ability to perform such Company Support Stockholder’s obligations under the Company Support Agreement and each such Company Support Stockholder unconditionally and irrevocably waived any and all pre-emption rights, rights of first offer, rights of first refusal, rights of participation, tag-along rights and all other similar rights that such Company Support Stockholder may have in respect of the Transactions. Each Company Support Stockholder also agreed not to transfer their Subject Stock during the period from and including the date of the Company Support Agreement and the first to occur of the date of Closing or the date on which the Company Support Agreement is terminated, subject to certain customary exceptions.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, certain stockholders of Blockfusion (the “Lock-Up Holders”) entered into lock-up agreements (each, a “Lock-Up Agreement”), pursuant to which each Lock-Up Holder agreed not to (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Pubco Common Stock to be received by such Lock-Up Holder in the Transactions, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Pubco Common Stock, or (iii) publicly disclose the intention to do any of the foregoing, for a period commencing from the Closing and ending on the date that is six (6) months after the Closing (subject to early release on the earlier upon (x) the date on which the volume-weighted average trading price of Pubco Class A Common Stock quoted on Nasdaq (or such other exchange on which the Pubco Class A Common Stock may then be listed) is greater than or equal to $15.00 for any 20 trading days within any 30 consecutive trading day period beginning on the day of Closing and (y) the date after the Closing on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Pubco Class A Common Stock for cash, securities, or other property), subject to certain customary transfer exceptions.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, Blue, Pubco, Blockfusion and BTIG, on the one hand, and the Sponsor and Blue’s directors and officers, on the other hand, entered into an amendment (the “Insider Letter Amendment”) to the Insider Letter to (i) add Pubco and Blockfusion as parties to the Insider Letter, (ii) revise the terms of the Insider Letter to reflect the Transactions, including the issuance of Pubco securities in exchange for Blue securities, and have Pubco assume and be assigned the rights and obligations of Blue under the Insider Letter, and (iii) amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreements described above, subject to and contingent upon the Closing.

Non-Competition and Non-Solicitation Agreement

Simultaneously with the execution and delivery of the Business Combination Agreement, certain executive officers of Blockfusion (the “Non-Compete Parties”) entered into Non-Competition and Non-Solicitation Agreements (each, a “Non-Competition Agreement”) in favor of Blue and Pubco and their respective subsidiaries (the “Covered Parties”), pursuant to which they will agree for a period of two (2) years after the Closing not to compete with the Covered Parties and not to solicit the employees and customers of the Covered Parties. Each Non-Compete Party also agreed not to disparage the Covered Parties and to customary confidentiality requirements.

Amended and Restated Registration Rights Agreement

Prior to the Closing, Pubco, the Sponsor and certain stockholders of Blockfusion will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) that will amend and restate the registration rights agreement entered into at the time of Blue’s initial public offering, pursuant to which (i) Pubco will assume the registration obligations of Blue under such registration rights agreement, with such rights applying to the Pubco Class A Common Stock and (ii) such stockholders of Blockfusion will be granted equal registration rights thereunder.

Voting Agreement

Upon the Closing, holders of the Pubco Class B Common stock (each, a “Founder”) will enter into a voting agreement (the “Voting Agreement”) relating to the voting of their shares of Pubco Class B Common Stock (the “Subject Shares”). The Voting Agreement provides that the Proxyholder (which is appointed as Robert Scott) shall vote or not vote all Subject Shares on any matter submitted to Pubco’s stockholders in accordance with the direction of at least sixty percent (60%) of the outstanding shares of Pubco Class B Common Stock, or abstain if such direction is not timely provided.

The Voting Agreement provides that a Proxyholder shall not be entitled to vote any Subject Shares in the context of a liquidation, dissolution or winding up of the Company, unless such transaction complies with certain conditions set forth in the Voting Agreement. Pursuant to the Voting Agreement, each Founder agreed not to deposit any of its Subject Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of such Founder under the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of the following: (i) with respect to all Founders, the liquidation, dissolution or winding up of the Company; (ii) with respect to all Founders, the execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company; (iii) with respect to any particular Founder, the death or permanent and substantial incapacity of such Founder (as determined by the Pubco Board); (iv) with respect to any particular Founder, upon the conversion of the Subject Shares into Pubco Class A Common Stock; and (v) solely with respect to any such Subject Shares that are so transferred, any Subject Shares transferred by a Founder to a non-Affiliate of Founder, or by such Founder to a limited partner of such Founder, simultaneously and in connection with, or after, the sale by Pubco of its capital stock to the public pursuant to an effective registration statement under the Securities Act or Pubco otherwise first becoming subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, except for any transfer made with the primary purpose of releasing such Founder or its affiliates from the restrictions in Section 1 of the Voting Agreement.

The foregoing descriptions of the Business Combination Agreement and the Ancillary Agreements and the Voting Agreement are qualified in their entirety by reference to the full texts or respective forms of each of the Business Combination Agreement and the Ancillary Agreements and the Voting Agreement, copies of which are filed as exhibits to the Registration Statement of which this proxy statement/prospectus forms a part.

Organizational Structure

The diagram below depicts a simplified version of the current organizational structures of Pubco and Blockfusion prior to, and after, the consummation of the proposed Business Combination, taking into account various assumptions, as further described below and under the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages” and as described under the presentation described as the “Assuming No Redemption” in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The diagram below depicts a simplified version of Pubco’s organizational structure immediately following the completion of the Business Combination, taking into account the assumptions identified in the caption above.

Board of Directors and Management Following the Business Combination

The following persons are expected to be elected or appointed by the Pubco Board to serve as executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management After the Business Combination — Executive Officers and Directors After the Business Combination.”

Each director will hold office until the next annual meeting of shareholders for the election of the class of directors in which such director serves and until his or her successor is duly elected and qualified, or until his or her death, resignation, removal or disqualification.

The following table sets forth the name, age and position of each of the expected directors and executive officers of Pubco upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Alex Martini-Lo Manto	55	Chief Executive Officer and Director
Kant Trivedi	50	Chief Operating Officer and Director
Robert Scott	52	General Counsel and Secretary
Non-Employee Directors
Alberto Pontonio	49	Director
Ketan Seth	49	Director
Aber Whitcomb	48	Director
[_]	[_]	Director
[_]	[_]	Director

Ownership of Pubco after the Business Combination

Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”), (i) the Public Shareholders are expected to own approximately 30.3% of the outstanding Pubco Common Stock, (ii) the Sponsor is expected to own approximately 9.9% of the outstanding Pubco Common Stock, and (iii) the Company Stockholders are expected to own approximately 53.9% of the outstanding Pubco Common Stock.

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) no Public Shareholders redeem Public Shares prior to or in connection with the Business Combination, (ii) there are no pre-Closing transfers, distributions or forfeitures of securities held by the Sponsor, (iii) that all outstanding Blue Share Rights have been converted into shares of Pubco Class A Common Stock at Closing, (iv) that no Assumed Options or Assumed Warrants are converted or exercised post-Closing, and (v) no shares of Pubco Common Stock are issued pursuant to the Incentive Plan. If actual facts are different from these assumptions, which they are likely to be, the percentage ownership retained by the Blue shareholders and Company Stockholders in Pubco, and associated voting power, will be different.

Charter

Pursuant to the Business Combination Agreement, Pubco will adopt the Proposed Charter and the Proposed Bylaws, which will be effective as of the Closing. See “The Charter Proposal (Proposal 3).”

Name and Headquarters of Pubco

Pubco’s headquarters will be located at 447 Broadway, 2nd Floor, #538, New York, NY 10013.

Background of the Business Combination

Blue is a blank check company incorporated as an exempted company under the laws of the Cayman Islands on February 10, 2025, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Prior to entering into the Business Combination Agreement, Blue conducted a thorough search for a business combination target, drawing upon the networks of relationships of its management team, the members of the Blue Board and input from the Sponsor and its affiliates across different industries, leveraging the significant experience of Blue’s officers and directors, as further described herein, in analyzing and evaluating companies and market opportunities across a variety of sectors. Prior to consummating its IPO on June 16, 2025, neither Blue, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed transaction with Blockfusion. The terms of the proposed Business Combination with Blockfusion are the result of arm’s-length negotiations between representatives of Blue and Blockfusion. The following is a brief description of the background of these negotiations and Business Combination.

During its search process, Blue formally evaluated approximately 15 business combination opportunities across sectors which included data centers, software companies and AI staffing businesses. Most of these targets had operations concentrated in the United States, though Blue also evaluated potential European targets. Blue identified these target businesses through a combination of business and personal relationships of Blue management and the Blue Board and inquiries made to Blue by representatives of the target businesses. As Blue continued to gather and evaluate information about these potential business combination opportunities (including, among other factors, target company management qualifications, preparedness to go public and perceived likelihood of companies’ abilities to timely proceed with a business combination transaction process), Blue was able to further narrow the companies it was evaluating to focus on a group of four businesses (other than Blockfusion), with which Blue entered into non-disclosure agreements. During Blue’s search for a business combination target, Blue management and the Blue Advisor, who has been authorized by the Blue Board to assist Blue management, on behalf of the Blue Board, with the evaluation, negotiation and, ultimately, consummation of an initial business combination (collectively, the “Blue management team”), kept members of the Blue Board apprised of the details of such business combination opportunities, including overviews of the businesses, their target sectors and geographies and the material discussions with representatives of such businesses and the status thereof.

With regard, in particular, to four potential target businesses (other than Blockfusion), as further described below, Blue engaged in substantive discussions with representatives of such businesses. For the potential business combination opportunities that were deemed to warrant significant interest, the Blue management team and members of the Blue Board carried out diligence efforts, including receiving presentations from and holding discussions with management teams, evaluating management experience and engaging in public company readiness discussions, and assessing these target companies’ financial condition and growth prospects within their respective industries and markets. The Blue Board was kept apprised of information gleaned about these potential “target” companies during the course of such discussions through interim summaries and updates provided to members of the Blue Board, culminating in the Blue Board approving the determination to proceed to negotiate a letter of intent with Blockfusion, as further described below.

Description of Negotiation Process with Candidates other than Blockfusion.

Below is a summary of targets other than Blockfusion that were considered and the reasons why Blue did not proceed with these candidates.

●	Target A: For a period of two weeks following the execution of a non-disclosure agreement (a “NDA”) on July 6, 2025, Blue carried out due diligence and engaged in discussions with Target A, a “greenfield” data center company built on an undeveloped site in the Northeastern part of the United States, regarding the possibility of engaging in a business combination transaction. After discussions and initial negotiations of potential high-level transaction terms, Blue ultimately discontinued discussions with Target A, as the parties’ expectations regarding transaction timelines and terms were not aligned.

●	Target B: Blue and Target B, a large-scale cryptocurrency mining business, began discussing the possibility of engaging in a business combination transaction in early August 2024. For a period of approximately three weeks following the parties’ execution of an NDA in mid-August 2024, the parties discussed the possibility of Blue and Target B pursuing a business combination transaction that would result in Target B becoming a U.S. national exchange-listed public company, during which time Target B also provided Blue with certain due diligence information about Target B. Ultimately, Blue decided not to pursue a business combination with Target B, as it did not appear likely that Target B would be able to complete a PCAOB audit process within a timeline acceptable to Blue.

●	Target C: Ketan Seth, the Chief Executive Officer of Blue and the Blue Advisor met the Chief Executive Officer of Target C, a European IT staffing company, at a social event held on July 15, 2025. Thereafter, a meeting between Blue and Target C was convened on August 22, 2025, for representatives of Target C’s management team to provide Blue with more information about the Company’s operating results and business plans. Over the next three weeks, Blue carried out due diligence with regard to Target C and the parties engaged in preliminary discussions about the potential terms and timeline for a business combination transaction. At the end of such three-week period, Blue decided to discontinue discussions with Target C due to concerns that Target C’s immediate business priorities might conflict with, or result in delays to, the timeline to consummate a business combination transaction, if pursued by the parties.

●	Target D: For a period of two months beginning in early July 2025, Blue and Target D, a Florida-based software company operating an marketplace operating a GPU rental marketplace for short-term High Performance Computing (HPC) power needs, began discussing the possibility of engaging in a business combination transaction. During such time, a series of calls and in-person meetings were held between members of the Blue management team and representatives of Target D in order for Target D to provide information about, among other things, its business model, client typology and key revenue drivers. After engaging in preliminary discussions regarding transaction terms and the parties’ respective goals for a business combination, relevant representatives of Target D expressed continued uncertainty as to Target D’s readiness to pursue a go-public transaction and Blue therefore discontinued discussions with Target D in order to pursue other opportunities.

Description of Negotiations between Blue and Blockfusion.

On July 1, 2025, Mr. Seth, Blue’s CEO, and Alex Martini-Lo Manto, Blockfusion’s CEO, who had a preexisting professional relationship, met at a social gathering and had an informal conversation regarding the recently announced Blue IPO. During such conversation, Mr. Seth and Mr. Martini-Lo Manto engaged in high-level preliminary discussions regarding Blockfusion’s business plans and Blue’s strategy for identifying and evaluating potential business combination targets. Mr. Seth and Mr. Martini-Lo Manto determined it to be advisable, before continuing such discussions, to enter into a mutual non-disclosure agreement, which the parties executed on July 3, 2025.

Between July 3, 2025, and July 31, 2025, calls and meetings were held between the Blue management team and Blockfusion management to continue preliminary discussions concerning the possibility of the parties pursuing a potential business combination transaction, including the parties’ respective goals for such a transaction (if pursued) and the potential benefits, as well as costs, to Blockfusion of becoming a public company. Also discussed at such meetings were certain initial due diligence matters (including, without limitation, Blockfusion’s ownership and operation of the Niagara Facility and the Company’s plans to transition its business to become a HPC/AI data center company (as further described elsewhere in this proxy statement/prospectus, including in the section titled “Information about Blockfusion”), the anticipated timeline for Blockfusion to deliver PCAOB audited and auditor-reviewed financial statements, and the parties’ willingness to proceed to negotiate a letter of intent that would outline certain key terms of a potential business combination transaction between the parties. As due diligence proceeded, such meetings and discussions also included exchanges of information related to aspects of Blockfusion’s business plans, potential Financing Transactions which the parties might seek to identify and evaluate in connection with a prospective business combination, if pursued, and the overall timeline for a business combination transaction, if pursued.

During meetings held July 15, 2025, July 18, 2025 and July 24, 2025, Mr. Seth and the Blue Advisor met with Mr. Martini-Lo Manto and Kant Trivedi, Blockfusion’s Chief Operating Officer, to discuss, among other matters, a preliminary outline of the types of terms and provisions to be included in definitive agreements related to a potential business combination, if pursued, as well as the service providers each party might need to engage in connection with the transaction and estimates of costs that might be associated therewith.

In August 2025, the Blue Board, having been kept apprised of the alternative target opportunities and the information that the Blue management team had received and evaluated to date about Blockfusion, as described above, authorized the Blue management team to proceed to prepare and negotiate a letter of intent with Blockfusion. Blue, in turn, instructed its U.S. legal counsel, Ellenoff Grossman & Schole LLP (“EGS”), to prepare a draft of such a letter of intent (the “Initial LOI”), which Initial LOI was prepared and sent to Blockfusion on September 5, 2025. The Initial LOI and the final letter of intent, once executed (the “LOI”), as further described below, were non-binding except with respect to certain specified binding provisions, including terms pertaining to exclusivity, confidentiality and a customary waiver of claims by Blockfusion and its affiliates against funds held in Blue’s Trust Account and distributions therefrom.

The terms proposed by Blue in the Initial LOI included, among other things, that (i) the aggregate transaction consideration deliverable to security holders of Blockfusion upon consummation of the proposed Business Combination (consisting of newly-issued Pubco securities, with each Pubco share to be valued, for such purpose, at the Redemption Price) would be based on a pre-money enterprise value attributed to Blockfusion of $450 million, assuming no Company net indebtedness (“Net Debt”) as of the Closing Date; (ii) the Transaction Consideration delivered at the Closing would be adjusted dollar-for-dollar in the event that Net Debt as of a measurement date shortly before the Closing increased by greater than five percent (5%) relative to Net Debt as of the date of execution of the Business Combination Agreement (the “Signing Date”); (iii) Pubco shares delivered at Closing to significant Company Stockholders would be subject to lock-up restrictions substantially identical to the post-Closing trading restrictions applicable to the Sponsor’s Founder Shares; (iv) during the Interim Period, the parties would collaborate, using best efforts, to seek to identify and enter into Financing Transactions to be consummated in connection with the proposed Business Combination in an aggregate gross amount of $20 million; and (v) the board of directors of Pubco after the Closing (the “Pubco Board”) would be comprised of seven directors, two of which would be designated by Blue or the Sponsor. The Initial LOI did not contemplate the Business Combination Agreement containing a condition to either party’s obligation to consummate the proposed Transaction associated with the delivery, at Closing, of a minimum amount of proceeds to Pubco or the Company.

In the days following delivery to Blockfusion of the Initial LOI, Blue and Blockfusion discussed and negotiated various terms contained in the Initial LOI and Blockfusion proposed to Blue revised terms related to, among other things, the proposed adjustment to the Transaction Consideration associated with a potential increase in Net Debt between the Signing Date and the Closing Date, the post-Closing lock-up terms applicable to Pubco shares delivered to Company Stockholders as transaction consideration and the level of proceeds from Financing Transactions that the parties would collaboratively seek to identify and consummate on terms acceptable to Blue and the Company. Additionally, Blockfusion requested that the letter of intent, once executed, (a) reflect the implementation of a dual-class share structure at Pubco and (b) contain a condition to both parties’ obligation to consummate the Transaction that Blockfusion receive minimum proceeds of at least $75 million, from funds remaining in the Trust Account and proceeds from Financing Transactions, after satisfaction by Blue of redemption payments and payment of accrued and unpaid Expenses of Blockfusion, Blue and the Sponsor (the “Minimum Cash Condition”).

Ultimately, the parties agreed to a final version of the LOI, which was executed on September 12, 2025. The terms of the LOI included that (i) the Transaction Consideration to be reflected in the Business Combination Agreement, subject to the results of due diligence by Blue, would be based on a $450 million pre-money enterprise value attributed to Blue, assuming Net Debt at Closing of approximately $30 million, without any adjustments for Interim Period changes in Company Net Debt; (ii) Pubco shares delivered at Closing to Blockfusion security holders representing at least 85% of Blockfusion’s outstanding equity on a fully-diluted basis would be subject to post-Closing lock-up restrictions substantially identical to those applicable to the Founder Shares; (iii) that the parties would work collaboratively, using reasonable best efforts, to identify and consummated Financing Transactions representing aggregate gross proceeds at least equal to $100 million and (iv) the Minimum Cash Condition.

Subsequent to the execution of the LOI, a “kick-off” meeting was held via video conference on September 15, 2025, among representatives of Blue and EGS and representatives of Blockfusion and its legal counsel, Winston & Strawn LLP (“Winston”). During this meeting, the participants discussed the anticipated terms of the proposed business combination outlined in the LOI and an anticipated timeline for the proposed transaction. Following that meeting, on September 16, 2025, Blockfusion provided EGS with access to a virtual data room (the “VDR”) containing information about Blockfusion, which were reviewed by Blue and its representatives as part of due diligence.

Between September 15, 2025, and the date of execution of the Business Combination Agreement, Blue, Blockfusion and certain of their respective advisors and representatives participated in a number of telephonic and video meetings and Blue management gathered information to analyze and share with the Blue Board in connection with Blue’s evaluation of Blockfusion and the proposed Business Combination.

During the period between execution of the LOI and execution of the Business Combination Agreement, Blue and its U.S. legal counsel, EGS, conducted legal due diligence based on the documents and other information provided by Blockfusion in the VDR and carried out meetings with Winston and representatives of Blockfusion. Legal due diligence efforts conducted by EGS focused, among other areas, on Blockfusion’s capitalization, governing documents, the terms of the Company’s outstanding indebtedness, material contracts, intellectual property, real property assets and employment and benefits arrangements.

To facilitate legal due diligence efforts, EGS sent Winston a customary legal due diligence request list on September 18, 2025, as supplemented on October 8, 2025 and October 18, 2025; additional legal due diligence questions and requests for information about Blockfusion were also conveyed to Winston and Blockfusion during meetings and calls held between the period when the LOI was executed and shortly the Signing Date, and via e-mail correspondence. These legal diligence questions and requests were responded to by Blockfusion and its counsel in writing, orally during meetings and by Blockfusion periodically uploading responsive documents and other information to the VDR. Over the following weeks and until the Business Combination Agreement was executed, Blue, Blockfusion and their respective legal counsels continued to hold supplemental diligence meetings and engage in related communication while the Blue management team provided periodic updates to the Blue Board regarding the status of due diligence and Transaction negotiations.

In parallel with legal diligence efforts, representatives of Blue continued to conduct business and financial due diligence. At these meetings, among other things, Blockfusion responded to business, accounting and information technology-related diligence questions posed to Blockfusion, and meeting participants, including representatives of Blue, Blockfusion and their respective advisors discussed, among other topics, Blockfusion’s business plans and strategy (including relative to Blue’s planned HPC/AI Transition t), historical financial and operating results, power generation capacity, industry positioning and competition, accounting and financial oversight functions and processes and privacy and technology.

As part of Blue’s due diligence, Mr. Seth and the Blue Advisor also conducted a multi-day site visit to meet in person with representatives of Blockfusion at the Company’s headquarters in Niagara Falls, New York, which is also the site of the Niagara Facility, as further described below. During the on-site visit, the representatives of Blue met with Mr. Martini-Lo Manto and Mr. Trivedi, as well as Blockfusion’s on-site facility manager and two Blockfusion senior technicians. Messrs. Martini-Lo Manto and Trivedi first presented Mr. Seth and the Blue Advisor with a site overview, including, without limitation, a detailed overview of the location, the Niagara Facility and current operations, including existing substation location, transformers and control units. Senior Blockfusion technicians provided a walk-through and explanation of network topology and the Company’s Tier 1 mining-related model from an engineering and operations perspective. Mr. Seth and the Blue Advisor were shown the Company’s existing mining equipment and air cooling systems, as well as the Company’s containerized bitcoin miners located on-site. Blockfusion’s site manager also showed the Blue representatives Blockfusion’s new generation miners and provided more visibility into the various different cooling systems currently utilized by Blockfusion. Throughout portions of the site visit, Mr. Martini-Lo Manto, Mr. Trivedi, Mr. Seth and the Blue Advisor continued to also discuss, among other topics, Blockfusion’s anticipated transition to become a HPC/AI data center and the design, engineering and other plans developed to date by Blockfusion relative to such transition in collaboration with engineering and other consultants engaged by Blockfusion to develop detailed plans for the HPC/AI Transition.

Contemporaneously with on-going due diligence efforts, Blue and EGS discussed the value of obtaining a fairness opinion in connection with the Business Combination. Thereafter, Blue met representatives of several financial advisors with experience providing fairness opinions in the context of similar transactions to discuss, among other topics, such advisors’ experience, qualifications and capacity to provide an opinion to the Blue Board with regard to the fairness, from a financial point of view, of the proposed Business Combination to Blue and Blue’s shareholders. After executing NDAs with each such potential fairness opinion provider and considering their respective qualifications, as well as their capacity to carry out the required analyses and the costs associated therewith, Blue ultimately determined to engage Houlihan Capital, LLC (“Houlihan Capital”) to review information about Blockfusion and the terms of the proposed Business Combination and render an opinion, whether or not favorable, to the Blue Board as to the fairness, from a financial point of view, of the proposed Business Combination with Blockfusion to Blue and its shareholders, as well as the satisfaction, at the Signing Date, of the 80% Test, as further described under the heading “— Opinion of Houlihan Capital, the Blue Board’s Financial Advisor” below.

During this time, Blue, Blockfusion, EGS and Winston, among other participants, held weekly meetings to discuss aspects of the proposed Business Combination, which were supplemented by additional meetings between the parties and their respective representatives to discuss particular topics, including, for example (and without limitation), allocation of responsibilities for preparing documents and disclosure information, status of the preparation and audit of financial statements, formation of Pubco and the Merger Sub entities, and other matters.

EGS prepared an initial draft of the Business Combination Agreement, which was sent to Winston on September 30, 2025. Between September 30, 2025 and the Signing Date, Blue, EGS, Blockfusion and Winston exchanged multiple drafts of the Business Combination Agreement, as well as the Ancillary Agreements prepared and to be entered into in connection with the Business Combination Agreement and the proposed transaction, as further described below. During this time, the Blue management team kept the Blue Board apprised of the status of the negotiations between the parties of the Business Combination Agreement, as well as other developments affecting the transaction process and timeline and the Fairness Opinion procedures and process.

Numerous calls and virtual meetings between EGS and Winston were held during this period to discuss the terms of the Business Combination Agreement, including meetings on October 14, 2025, October 21, 2025, October 28, 2025 and November 4, 2024. The principal topics discussed with respect to the Business Combination Agreement included (i) the valuation of Blockfusion, (ii) the conditions upon which the supervoting shares of Pubco would surrender such supervoting rights, (iii) interim period covenants of both Blue and Blockfusion, including certain required actions in advance of Closing, and (iv) materiality, lookback periods and other qualifications for the representations and warranties of Blockfusion and Blue.

During the course of negotiations of the Business Combination Agreement, the parties also exchanged drafts of, and negotiated the terms of, the Proposed Charter, Company Support Agreement, Non-Competition Agreement, Lock-Up Agreement and Amended Registration Rights Agreement (collectively, the “Ancillary Agreements”). With regard to the Ancillary Agreements, the principal topics discussed and ultimately agreed between the parties included (i) which Blockfusion holders would execute the Company Support Agreements, (ii) qualifications on the requirements of the Blockfusion holders to support the Business Combination upon certain amendments to the Business Combination Agreement, (iii) permitted transferees, (iv) the scope of the “sunset” provisions in the Proposed Charter and (v) the extent of the non-solicitation restrictions in the Non-Competition Agreement. While the parties continued to discuss and refine the Business Combination Agreement and Ancillary Agreements, they also worked on a draft investor presentation describing Blockfusion and its business (the “Investor Presentation”). The parties continued to exchange drafts of the Investor Presentation until such presentation was ultimately finalized and a copy thereof furnished as an exhibit to Blue’s Current Report on Form 8-K filed in connection with the announcement of the parties’ execution of the Business Combination Agreement.

The execution version of the Business Combination Agreement contained a number of material terms reflecting negotiations between the parties, including, among other things, (i) certain modifications to the interim period covenants, (ii) the parties agreed that Blockfusion must deliver the PCAOB-audited (and, to the extent applicable, auditor-reviewed) financial statements required for inclusion in this proxy statement/prospectus within thirty (30) days of the Signing Date, and (iii) the $450 valuation of Blockfusion was determined based upon equity value, as opposed to enterprise value, following further financial due diligence which confirmed the proposed valuation, as further supported by the Fairness Opinion and as ultimately approved by the Blue Board, as further described below.

The Blue Board was kept apprised on a regular basis by the Blue management team of the status of negotiations with Blockfusion, as well as the status and timing of Houlihan Capital’s analyses related to the Fairness Opinion. Among other things, the Blue management team utilized the information provided by Blockfusion management, including the Forecasts (as further described below) to inform its evaluation of Blockfusion’s business and prepare analyses of the proposed Transaction. On November 7, 2025, Houlihan Capital provided its draft Fairness Opinion for review by the Blue Board. On November 17, 2025, the Blue Board convened a virtual meeting to consider the terms of the Business Combination Agreement and the transactions contemplated thereby (the “November 17 Meeting”), which meeting was attended by all of the members of the Blue Board except Mr. Ferrari, whose travel schedule did not permit his attendance, and Mr. Moritsugu, whose location could not be identified as of the time of such meeting and was later determined to detained due to a medical emergency. Prior to November 17 Meeting, members of the Blue Board were provided with the final form of the Business Combination Agreement and final forms of all of the Ancillary Documents. They also received a brief overview of fiduciary duties of directors in considering the proposed Business Combination, relative to other potential opportunities, prepared by Appleby (Cayman) LLP (“Appleby”), Cayman Islands legal counsel to Blue. The meeting was also attended, at Blue’s invitation, by representatives of Houlihan Capital and Blue’s U.S. legal counsel, EGS. At the November 17 Meeting, representatives of Houlihan Capital presented a detailed overview of the methodology and considerations incorporated into the analyses associated with the Fairness Opinion, as further described under the sub-heading entitled “Opinion of Houlihan Capital, the Blue Board’s Financial Advisor” below, following which Blue Board members asked questions about Houlihan Capital’s analyses, including about the analytical methodologies employed by Houlihan Capital in its review of information about Blockfusion, the mix of peer companies used by Houlihan Capital in its guideline companies analysis and the conclusions reached by Houlihan Capital as a result of such analyses. At the November 17 Meeting, EGS gave a presentation to the Blue Board regarding (i) the terms of the Business Combination Agreement and the transactions contemplated thereby, (ii) the results of legal diligence carried out by EGS with respect to Blockfusion, (iii) the fiduciary duties of directors when considering whether to authorize a potential business combination transaction (incorporating the prior input on fiduciary duties provided by Appleby, Cayman Islands legal counsel to Blue) and (iv) the scope of the matters to be evaluated and approved by the Blue Board in connection with the proposed Business Combination as further described in draft resolutions circulated to the Blue Board members prior to the November 17 Meeting. After further review and discussion, including questions from members of the Blue Board posed to legal counsel and to the Blue management team regarding the Transaction, the chairman of the November 17 Meeting determined to call such meeting to a close, opting to postpone the vote on resolutions to approve the potential Business Combination until the following day, in hopes of the next day being able to convene an additional meeting of the Blue Board at which all of the directors could be present. Thereafter, notice of a subsequent virtual meeting to be held the next day, November 18, 2025, was circulated to the Blue Board, and another meeting of the Blue Board was duly convened on such date in accordance with that notice (the “November 18 Meeting”). However, the November 18 Meeting could not be attended by two members of the Blue Board, General (Retired) Wesley Clark, the board’s Non-Executive Chairman, and Dr. Kenneth Moritsugu, due, respectively, to conflicting travel schedules and a medical emergency. At the November 18 Meeting, the members of the Blue Board present at such meeting reviewed and moved to approve the proposed Business Combination with Blockfusion, determining such Transaction to be fair to, advisable and in the best interests of Blue and its shareholders. While the proposed Business Combination and all of the transactions contemplated thereby was approved unanimously by each of the Blue directors present at the November 18 Meeting, due to the absence from the November 18 Meeting of Messrs. Clark and Moritsugu, each of whom is identified in Blue’s IPO Prospectus as comprising two of Blue’s four “independent” (as defined in Nasdaq rules and applicable SEC rules) directors, there were only two “independent” directors of Blue present at the November 18 Meeting to approve the proposed Business Combination and, consequently, the Transaction was not approved by a majority of Blue’s “independent” directors.

On November 19, 2025, Blue, Blockfusion, Pubco, Blue Merger Sub and Company Merger Sub executed the Business Combination Agreement and the applicable Ancillary Agreements and issued a joint press release announcing the transaction. Since the date that the Business Combination Agreement was executed, the parties have held, and expect to continue to hold, regular discussions regarding the timing of consummating the Business Combination and various preparatory efforts in connection therewith, as well as discussions with potential Financing Transaction investors.

Certain Blockfusion Unaudited Forecasts; Blue Financial Analyses

Blockfusion has not, as a matter of course, made public Forecasts as to the Company’s future financial or operating results. However, in connection with Blue’s due diligence and consideration of the potential Business Combination transaction, Blockfusion management provided Blue with certain financial and operating forecasts (the “Forecasts”) over a five-year forward-looking period, incorporating a variety of assumptions as further described below. These Forecasts were developed by Blockfusion management based on assumptions and information available to Blockfusion management as of the date the Forecasts were prepared (the “Forecast Preparation Date”), as further described below. The Forecasts were prepared in good faith by Blockfusion management based on information believed by Blockfusion management to be credible and current as of the Forecast Preparation Date, incorporating various assumptions which Blockfusion management considered to be reasonable as of such date, as further described below. The Blue Board reviewed the Forecasts and utilized the information contained therein in its evaluation and decision-making regarding Blockfusion and the proposed Business Combination. As described below, the Forecasts were also provided to Houlihan Capital, the fairness opinion provider engaged by Blue, for purposes of Houlihan Capital’s analyses related to such opinion. Additionally, as also further described below, Blockfusion collaborated with the Blue management team to select a group of public companies considered to have attributes sufficiently similar to the future potential Blockfusion HPC/AI Business (as defined below) to be used for purposes of the Guideline Company Analysis carried out by Blue, as further described below. Blockfusion received assistance from ING, its financial advisor, in preparing the Forecasts provided to Blue and Houlihan Capital and determining, in collaboration with Blue, an appropriate set of peer public companies to be used for purposes of the Guideline Company analysis (further information about ING and its role as the Company’s financial advisor can be found under the section of this proxy statement/prospectus entitled “Information About Blockfusion”).

The Forecasts prepared by Blockfusion management and provided to Blue cover a five-year period beginning January 1, 2026 and ending December 31, 2030 ( the “Forecast Period”), during which time period Blockfusion expects to implement material changes to the Company’s current business with a goal of transitioning the Company to become a HPC/AI data center (“HPC/AI DC”) hosting HPC/AI clients in accordance with detailed “HPC/AI Development Plans” developed by the Company over more than a year of close collaboration between Company management and industry-leading engineering, construction and design firms referred to as Blockfusion’s “Strategic Transition Partners,” as further described in the sections of this proxy statement/prospectus entitled “Information About Blockfusion,” “Risk Factors,” as well as under the sub-headings below describing the Forecasts provided to Blue and the material assumptions incorporated therein. For purposes hereof, the future potential business of Blockfusion after implementing the changes required to become an HPC/AI data center serving HPC/AI clients is referred to as the “Blockfusion HPC/AI Business,” and the design, engineering, construction, infrastructure upgrades, capital raising, consummation of expansion opportunities and other “steps” and actions required in order to transition the current business of Blockfusion to become the Blockfusion HPC/AI Business are collectively referred to as the “HPC/AI Transition.” Additionally, for purposes of the Forecasts, “Year 1” means the 12-month period beginning January 1, 2026, and ending December 31, 2026; “Year 2” means the 12-month period beginning January 1, 2027, and ending December 31, 2027; “Year 3” means the 12-month period beginning January 1, 2028, and ending December 31, 2028; “Year 4” means the 12-month period beginning January 1, 2029, and ending December 31, 2029 and “Year 5” means the 12-month period beginning January 1, 2030, and ending December 31, 2030.

Given the material anticipated changes to the business of Blockfusion during the Forecast Period, other than with respect to assumptions relating to Year 1 of the Forecast Period and as otherwise identified in the description of forecast assumptions below, the assumptions incorporated in the Forecasts are not based on Blockfusion’s historical financial performance or operations. Instead, Blockfusion management’s forecasts and estimates relating to the future potential Blockfusion HPC/AI Business are entirely prospective and forward-looking, taking into account numerous assumptions regarding, among other things, the closing of the Business Combination, the HPC/AI Transition and the future potential Blockfusion HPC/AI Business, as further described below, informed by Blockfusion management’s professional experience and industry knowledge, as well as certain publicly-available industry and market information, including with regard to certain peer public companies (as further described below). Readers are urged to remember that actual results may be different, perhaps materially. Also, certain information incorporated into such plans, estimates, forecasts and analyses relate to companies that, at the Forecast Preparation Date (and the Analysis Date, as defined below) are larger and have better established HPC/AI businesses than the future Blockfusion HPC/AI Business may have upon completion, if any, of the Company’s anticipated HPC/AI Transition, which are not representative of Blockfusion’s current business or the future potential financial and operating results of the Blockfusion HPC/AI Business.

By providing the Forecasts to Blue, as described herein, Blockfusion management did not make any representations, warranties or guarantees that the HPC/AI Transition will, in fact, be successfully carried out in accordance with HPC/AI Development Plans, nor should the inclusion of the Forecasts and information derived therefrom or assumptions incorporated therein, be construed as a guarantee, representation or warranty of any kind about the current or future business of Blockfusion. The estimates incorporated into the Forecasts delivered to Blue are based on numerous assumptions, which assumptions, and, consequently, the Forecasts, and information derived from and incorporated therein, are subject to a variety of risks and contingencies, as further described elsewhere in this proxy statement/prospectus (including, without limitation, the section entitled “Risk Factors”) which include, without limitation, that the Company is able to attract and efficiently deploy highly significant amounts of capital; enter into a retail long-term HPC/AI client offtake agreement; identify, raise capital for and successfully consummate multiple expansion opportunities; and many other items, including risks and uncertainties that are not foreseeable and outside of Blockfusion’s, Pubco’s and Blue’s control. Even if the business plans and transition efforts underlying the Forecasts and the assumptions incorporated therein are implemented and occur, the HPC/Transition may cost more, take longer and have results which are materially different from the information presented in the Forecasts which, in turn, form the basis for the analyses described below (all as further described below, as well in sections of this proxy statement/prospectus entitled “Information About Blockfusion” and “Risk Factors”). If that turns out to be the case, and actual results are less favorable than the Blockfusion management estimates and assumptions reflected in the Forecasts, trading prices of Pubco securities may suffer and you may lose your entire investment.

The Forecasts were prepared by Blockfusion management using a cash-based forecasting methodology, meaning that the Forecasts focus on expected cash receipts and disbursements associated with the future potential Blockfusion HPC/AI Business, rather than accrual-based accounting measures such as GAAP net income. The Forecasts do not include non-cash items such as depreciation or amortization. This methodology is intended to provide a view of the timing and magnitude of cash requirements for development and operations, rather than GAAP earnings. The Forecasts also include certain non-GAAP measures, as further described under the subheading “Use of Non-GAAP Measures” below.

Importantly, the illustrative Forecasts do not incorporate into “Total Costs” (as defined and further described below) the significant capital expenditures Blockfusion management expects be required in order to consummate the Company’s HPC/AI Development Plans or potential costs of obtaining access to such capital. Additionally, “Total Costs,” as reflected in the Forecasts, do not include the costs of obtaining access, whether through debt or equity financing or otherwise, to the material additional amounts of capital expected to be required in connection with “Illustrative Expansion Opportunities” assumed, for purposes of the Forecasts, to be consummated during the Forecast Period in order for the future Blockfusion HPC/AI Business described in the Forecasts to increase the Niagara Facility’s power capacity to the levels required to generate the revenues and earnings also reflected in the Forecasts. Readers should understand that these exclusions are meaningful, given the quantum of capital expected to be required, the sources of funding for which are to be identified as of the date of this proxy statement/prospectus (with the potential sources thereof, described in further detail below). As of the date of this proxy statement/prospectus, Blockfusion has not entered into any binding agreements to pursue pipeline or expansion opportunities, but Company management regularly evaluates such opportunities as they become available and expects to continue to do so going forward.

The Forecasts should not be viewed as public guidance. The Forecasts were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding Forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial or operating information, but, in the view of Blockfusion’s management, were prepared on a reasonable basis, reflecting the best available estimates and judgments based on information and circumstances as of the Forecast Preparation Date and present, to the best knowledge and belief of Blockfusion’s management, reasonable estimates of the future potential deployment capabilities, revenues and earnings that the Blockfusion HPC/AI Business could achieve over a five-year period, assuming the assumptions incorporated in the Forecasts are themselves realized. Blockfusion’s management believes the assumptions included in the Forecasts to be reasonable, based on available information as of the Forecast Preparation Date and professional judgement and experience, however the assumptions and information incorporated into the Forecasts relate to future events, circumstances and conditions which are inherently uncertain and difficult to predict and many of which are beyond Blockfusion’s control. Blockfusion’s management determined five (5) years to be a reasonable period to forecast the values, metrics and estimated financial results reflected in the Forecasts because Blockfusion’s management believes that - assuming, among other things, that Blockfusion has access to sufficient capital to implement the HPC/AI Development Plans developed by the Company with its HPC/AI Transition Team and that there are not unforeseen material construction, engineering, permitting/approval or other delays or challenges - Blockfusion would, within a five-year period be able to implement its Niagara Facility upgrades and other transition plans, secure at least one long-term HPC/AI colocation lease agreement and by Year 5 of such period, be able to deploy the MWs of power and achieve the estimated future revenues and EBITDA levels incorporated in the Forecast, at a stabilized state, subject, in all events, to the risks, contingencies and assumptions described in future detail below and elsewhere in this proxy statement/prospectus. The Forecasts should not be viewed as public guidance and you are cautioned not to place undue reliance on the Forecasts.

The Forecasts are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Forecasts also reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and with respect to the industry in which Blockfusion operates. Changes to any of the foregoing, or other changes, will impact Blockfusion’s business (including the Blockfusion HPC/AI Business), all of which are difficult to predict and many of which are beyond Blue and Blockfusion’s control. Neither Blue management, Blockfusion management, nor any of their respective affiliates, advisors or representatives has made or makes any representations to any person regarding the ultimate performance of Blockfusion relative to the Forecasts. The Forecasts are forward-looking statements that are inherently subject to significant uncertainties and contingencies; actual results may be different, perhaps materially.. The various risks and uncertainties include those set forth in the sections of this proxy statement/prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blockfusion” and “Cautionary Statement Regarding Forward-Looking Statements” and risks and uncertainties inherent in the assumptions further described below.

The inclusion of Forecasts in this proxy statement/prospectus should not be regarded as an indication that the Blue Board, Blue management team or their respective affiliates, advisors or other representatives considered, or now considers the Forecasts necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposed Business Combination. None of Blue, Blockfusion, Pubco nor any of their respective affiliates, advisors or other representatives intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Forecasts to reflect circumstances existing or arising after the Forecast Preparation Date or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Forecasts are shown to be in error or any of the Forecasts otherwise would not be realized. Blockfusion and Pubco will not refer back to the Forecasts in future periodic reports filed under the Exchange Act.

Following is further information regarding the material assumptions incorporated in the Forecasts provided by Blockfusion to Blue, as described in further detail below. For purposes of preparing the Forecasts, Blockfusion management assumed, among other factors, that:

●

The HPC/AI Transition commences in Year 1 of the Forecast Period, following the consummation of the proposed Business Combination (which Transaction is assumed, solely for purposes of preparing the Forecasts, to provide Blockfusion approximate net proceeds of $175 - 200 million).

●	That Blockfusion, throughout the Forecast Period, has access to the capital necessary to implement the Company’s HPC/AI Transition plans, on terms acceptable to the Company (expected to include, without limitation, in excess of $900 million for initial construction and infrastructure upgrades), the potential sources of which are further described below, in addition to material expansion costs further described below.

●	Blockfusion has secured a HPC/AI client colocation lease (“HPC/AI Lease”) pursuant to which the Company begins generating revenues by the end of Year 2 of the Forecast Period, which revenues increase over time as the Blockfusion HPC/AI Business approaches a fully-scaled state.

●	That during the Forecast Period, Blockfusion consummates illustrative expansion opportunities, including at sites adjacent to the Niagara Facility, following which the Blockfusion HPC/AI Business has enough gross power capacity necessary to deploy an estimated 85 MWs of power pursuant to the HPC/AI Lease. Land acquisitions and build-outs of one or more sites.

●	That there are no material delays to the projected timeline, and that the Company has access to sufficient capital to fully implement the HPC Development Plans developed with industry-leading engineering, construction and design consultants, which do not cost more to implement than Blockfusion management currently estimates.

●	That information, forecasts and estimates incorporated into the HPC/AI Development Plans prove an accurate foundation for many of the assumptions and estimates incorporated into the Forecasts.

●	That demand for, and investment into infrastructure and development projects supporting AI training and inference workloads and other HPC applications continues throughout the Forecast Period and afterwards, as by the end of Year 1, Blockfusion will have “phased” out its legacy business and shut off its Niagara Facility power access in order to focus fully on the HPC/AI Transition.

There can be no assurance that the illustrative financial and operating results reflected in the Forecasts will be realized or that actual results will not be significantly lower than projected. None of Blockfusion’s, Blue’s or Pubco’s independent registered public accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the Forecasts below, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Nonetheless, the Forecasts are included in this proxy statement/prospectus because they were made available to Blue and the Blue Board in connection with their review of the Business Combination Agreement and related transactions, as well as to Houlihan Capital, in connection with analyses related to the Fairness Opinion, as further described below. The Forecasts were provided to Blue only for use as a component in its overall evaluation of Blockfusion and should not be viewed as public guidance. Furthermore, the Forecasts do not take into account any circumstances or events occurring after the date on which the Forecasts were reviewed by Blue’s management. Since the Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year.

Blockfusion believes the assumptions built into the Forecasts were reasonable at the Forecast Preparation Date, given the information Blockfusion had at that time and its business plans at that time. However, there are important factors that may affect actual results and cause the results reflected in the Forecasts not to be achieved including, among other things, risks and uncertainties relating to Blockfusion’s business, industry performance, and general business and economic conditions and political and macroeconomic factors. The Forecasts also reflect assumptions as to certain business decisions and strategy that are subject to change.

In addition, the Forecasts were prepared and provided prior to the announcement of the proposed Business Combination, treating Blockfusion on a standalone basis, without giving effect to, and as if Blockfusion never contemplated, the Business Combination, including, without limitation, the impact of negotiating or executing the transactions, the expenses that may be incurred in connection with consummating the transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the Business Combination Agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Business Combination Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transactions.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FORECASTS FOR BLOCKFUSION, NEITHER BLOCKFUSION NOR Blue UNDERTAKES ANY OBLIGATION AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE.

THE FORECASTS SHOULD NOT BE VIEWED AS AN INDICATOR OF PUBCO’S OR BLOCKFUSION’S FUTURE PERFORMANCE. THE FORECASTS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORECASTS SET FORTH BELOW. NONE OF BLOCKFUSION, Blue, PUBCO, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY COMPANY STOCKHOLDER, Blue SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FORECASTS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

The Forecasts provided to Blue by Blockfusion management and Blue financial analyses, based on such Forecasts were reviewed and considered by the Blue Board in connection with its evaluation of the business combination. If updated Forecasts are delivered prior to the consummation of the transaction, the Blue Board does not intend to reconvene or vote again unless such updates are deemed material to its evaluation or the shareholders’ understanding of the transaction.

This approach reflects the Blue Board’s judgment that forward-looking forecasts are inherently subject to change, and that routine or non-material adjustments are unlikely to impact the merits of the transaction or the structure of the business combination. The Forecasts also assume that the proposed Business Combination will be completed during the first half of the first year of the Forecast Period. If the Closing is delayed beyond such date, the implementation of certain strategies and revenue-generating activities may also be delayed, as may the timeline for the future potential Blockfusion HPC/AI Business to achieve a full-scaled “run rate value” state.

Blockfusion Management Forecasts

The table below illustrates the key elements of the five-year financial and operating forecasts prepared by Blockfusion management that were provided to Blue as part of due diligence and utilized by Blue in connection with the Blue Financial Analyses further described below.

in MWs/$ millions	Year 1	Year 2	Year 3	Year 4	Year 5
MWs	0	25	85	85	85
Revenues
Total Gross Revenues	7.9	9.7	128.1	203.2	208.7
(-) Utilities	(5.4)	(2.2)	(29.8)	(47.4)	(48.2)
Net Revenues	2.5	7.5	98.4	155.8	160.5

(-) Total Costs	(14.4)	(17.0)	(23.1)	(28.1)	(28.7)
EBITDA	(11.9)	(9.5)	75.3	127.7	131.8

(1)	For purposes of the Forecasts, “Year 1” means the 12-month period beginning January 1, 2026, and ending December 31, 2026; “Year 2” means the 12-month period beginning January 1, 2027, and ending December 31, 2027; “Year 3” means the 12-month period beginning January 1, 2028, and ending December 31, 2028; “Year 4” means the 12-month period beginning January 1, 2029, and ending December 31, 2029 and “Year 5” means the 12-month period beginning January 1, 2030, and ending December 31, 2030.

(2)	“MWs” means estimated megawatts of power deployed by Blockfusion as of the end of each year of the Forecast Period including, relative to Year 1, estimated power deployed during the Tier 1 Wind-Down Period (defined below), and, relative to Years 2-5, estimated MWs of power deployed pursuant to HPC/AI client agreements.

(3)	“Net Revenues” is derived from estimated Gross Revenues, described under the sub-heading “Revenues” below, less estimated Utilities Costs, as also defined and further described below.

(4)	“EBITDA” means estimated Blockfusion earnings before interest, taxes, depreciation and amortization, derived by subtracting estimated Total Costs (as defined below) from Net Revenues, taking into account the related information and assumptions described in more detail under the-subheading “Estimated Earnings, Expenses and EBITDA” below.

(5)	“Run Rate Values,” including “Run Rate MWs,” “Run Rate Revenues” and “Run Rate EBITDA,” refer to estimated Blockfusion financial and operating results during Year 5 of the Forecast Period, after Blockfusion’s anticipated HPC/AI Transition has reached a point of completion where the Company achieves scaled benefits, as further described below.

Please refer to the subsection entitled “Use of Non-GAAP Measures” at the end of this subsection for further information about the use of certain non-GAAP measures and metrics in this section of this proxy statement/prospectus, as well as the closest GAAP comparables to such measures and metrics.

Following is further information regarding the material assumptions incorporated in the Forecasts prepared by Blockfusion management as of the Forecast Preparation Date and delivered by Blockfusion to Blue. For purposes of preparing the Forecasts, Blockfusion management assumed the following:

HPC/AI Transition

As the Forecasts prepared by Blockfusion management reflect projected Blockfusion financial and operating results over a Forecast Period preceding, during and following the Company’s anticipated transition to become a HPC/AI data center company, the Forecasts necessarily incorporate numerous assumptions regarding the HPC/AI Transition (which transition, and the Company’s plans therefor, as further described in sections of this proxy statement/prospectus entitled “Information About Blockfusion” and “Risk Factors”), including the following material assumptions (the “HPC/AI Transition Assumptions”):

a.	Consummation of the proposed Business Combination. That the proposed Business Combination between Blue and Blockfusion is consummated during the first half of 2026, resulting in net proceeds to Blockfusion (expected to consist of funds retained in Blue’s Trust Account, following satisfaction of redemption payments and proceeds from Financing Transactions in which the parties may engage in connection with the Business Combination), which proceeds (assumed, solely for purposes of preparing the Forecasts, to be $175-200 million, in the aggregate) Blockfusion expects to utilize for working capital purposes and to cover the initial costs associated with commencing the HPC/AI Transition, as further described below.

b.	Tier 1 Wind-Down. That during a five-month period beginning on the January 1, 2026 (the “Tier 1 Wind-Down Period”), Blockfusion winds downs power deployment, ultimately shutting off Niagara Facility power utilization in order to facilitate the HPC/AI Transition prior to the end of Year 1 of the Forecast Period (as of which date the Forecasts show zero MWs deployed power).

c.	HPC/AI Transition Timeline. That main construction and engineering efforts, together with other significant elements of Blockfusion’s HPC/AI Transition, are carried out over a period of approximately 14-16 months, an estimated timeline developed by Blockfusion in close consultation with Blockfusion’s HPC/AI Transition Team.

d.	HPC/AI Client Agreements. That by the start of Year 2 of the Forecast Period, Blockfusion has entered into a HPC/AI client colocation agreement (“HPC/AI Lease”) pursuant to which the Company deploys power in various phases during Years 2-5 of the Forecast Period, which Blockfusion management regards as a reasonable assumption, given the anticipated continuing demand for next-generation HPC/AI data centers (as further described in the section of this proxy statement/prospectus entitled “Information About Blockfusion”), and, given, also, that it is relatively customary in the industry for HPC DCs to enter into client offtake agreements even before such companies have reached full scale and power deployment.

e.	Illustrative Expansion Opportunities. The Forecasts assume that, during the Forecast Period, Blockfusion consummates “Illustrative Expansion Opportunities,” assumed to include acquisition of one or more land parcels adjacent to the site of the Niagara Facility for an estimated $15 million in land acquisition costs, which would provide opportunities expand the footprint of the Niagara Facility, provide additional engineering and construction flexibility for the HPC/AI Transition and potentially allow for the development of additional incremental capacity beyond 85 MWs of power to HPC/AI clients reflected in the Forecast (although the costs of implementing any such further expanded power capacity are not included in the Total Costs reflected in the Forecasts). The foregoing expansion related assumptions are based on Blockfusion management professional knowledge and industry knowledge, including information about certain particular opportunities gleaned from Blockfusion management’s continual evaluation of expansion opportunities (none of which is under contract with Blockfusion at the Forecast Preparation Date).

f.	Run Rate MWs. That by the end of Year 5 of the Forecast Period, the Blockfusion HPC/AI Business reaches Run Rate Values reflecting complete white-space infrastructure build up and scaled capacity, at which point Blockfusion is deploying an estimated 85 MWs of power (“Run Rate MWs”) pursuant to the HPC/AI Lease, which Blockfusion management believes to be an appropriate estimate of deployed power after the HPC/AI Transition because 85MWs represents approximately 80% of Blockfusion’s estimated “run rate” Forecast Period gross power capacity, of 106 MWs (which Blockfusion management considers a reasonable projected gross to net power usage ratio (referred to as a Power Usage Effectiveness ratio (“PUE ratio”)) based on the Company’s anticipated IT load and non-IT load power requirements (e.g., cooling, lighting, etc.) based on the Company’s HPC/AI Development Plans.

Revenues Forecasts

The Forecasts provided by Blockfusion to Blue include forward-looking estimated Gross and Net Revenues, with Net Revenues derived by subtracting estimated Utilities Costs (as defined below) from Gross Revenues, which is consistent with the cash-basis methodology used to prepare the Forecasts; provided, however, that Blockfusion management anticipates Utilities Costs being passed through to its customers pursuant to the HPC/AI Lease, which is customary for companies in the industry. The following material assumptions are incorporated into the Forecasts:

a.	Revenues – Year 1. That during the Tier 1 Wind-Down period (defined above), Blockfusion generates approximately $7.1 million in Gross Revenues pursuant to client agreements in effect as of the Forecast Preparation Date (in respect of which the Company incurs Utilities Costs (as defined below) of approximately $5.4 million) and approximately $.9 million revenues from Energy Programs in which Blockfusion participates during such Tier 1 Wind-Down Period. No revenues from Energy Programs are incorporated into the later years of the Forecasts because it will not be possible for the Company to continue participating in such programs following the HPC/AI Transition.

b.	Revenues – Years 2-5. That Blockfusion has entered into the HPC/AI Lease prior to the start of Year 2, pursuant to which the Company deploys power and generates Gross Revenues over the duration of the Forecast Period at rates consistent with prevailing market colocation agreement terms and prices as of the Forecast Preparation Date (approximated based on information about certain of the Guideline Companies (defined below) and the terms of such companies’ publicly-announced agreements as of the Forecast Preparation Date), subject to a 3% annual lease rate escalator, which Blockfusion management believes to be also consistent with typical terms of long-term data center agreements at the Forecast Preparation Date, based on professional experience. The Forecasts reflect significant revenues increases between Years 3 and 4 of the Forecast Period, as Year 4 is the first year of the Forecasts when Blockfusion is modeled as actually being able to fully invoice HPC/AI client(s) for 85 MWs of deployed power.

c.	Net Revenues. That Net Revenues during the Forecast Period represent Gross Revenues less “Utilities Costs,” defined, for purposes of the Forecasts, as the cost to Blockfusion of obtaining gross power levels required to power the Niagara Facility, taking into account the assumed PUE ratio described under the sub-heading “HPC/AI Transition –Run Rate MWs” above.

EBITDA Forecasts

The Forecasts also include Blockfusion management estimates of the Company’s future potential earnings, and certain costs, expenses and other information relevant to calculating estimated “EBITDA” (earnings before interest, taxes, depreciation and amortization) over the Forecast Period, derived from subtracting estimated Total Costs (as defined below) from Net Revenues, as further described below. As EBITDA is a non-GAAP measure, readers are advised to also carefully review the subsection of this Background of the Business Combination section below entitled “Use of Non-GAAP Measures.” Additionally, readers are reminded that the Forecasts were prepared using a cash-based methodology. The following related material assumptions are incorporated into the Forecasts relative to EBITDA forecasts:

a.	Earnings. That Forecast Period earnings are comprised of Net Revenues (generated pursuant to the HPC/AI Lease, and as otherwise further described under the subheading “Revenue Forecasts” above) and that Net Revenues less projected Total Costs (as defined below) represent reasonable estimates of the Company’s future Forecast Period earnings given the cash-basis methodology utilized to prepare the Forecasts, as further described above.

b.	Total Costs. That “Total Costs” during the Forecast Period are comprised of costs and expenses further described under the sub-heading “Direct Costs, SG&A and Other Working Capital Expenses” below.

c.	Direct Costs, SG&A and Other Working Capital Expenses. That during the Forecast Period, Blockfusion’s estimates of direct costs (including monthly technicians salaries and power costs); costs of services, general and administrative (“SG&A”) including, without limitation, advertising and marketing expenses, lobbying fees, office expenses, employee and consulting expenses and other professional fees (collectively, “Total Costs”) and other working capital expenses, among other expenses do not materially exceed Blockfusion management’s estimates of such fees, costs and expenses, and can be covered, to the extent not offset by payments pursuant to the HPC/AI Lease, by the capital sources further described under “Expenses-Sources of Capital” below. Blockfusion management believes the Company’s estimates of the foregoing Forecast Period costs and expenses to be reasonable based on the HPC/AI Transition Plans developed with the HPC/AI Transition Consultants, historical Blockfusion costs and expenses and management professional experience and industry knowledge.

d.	Cost Increases. The Forecasts also assume a 2% annual increase in operating costs (resulting in modest increases in projected cash outflows during later years of the Forecast Period to account for potential upward pressure on costs) over the Forecast Period to reflect anticipated inflationary trends and cost expectations over the relevant period. Provided, however, that actual Company’s operating results may be affected by a variety of additional factors, including, among other things, changes gross utilities costs, labor and maintenance fees, costs of and access to capital, and other factors, as further described in the section of this proxy statement/prospectus entitled “Risk Factors.”

e.	HPC/AI Transition CapEx Requirements. The Forecasts also assume the following with regard to HPC/AI Transition-related expenses: that estimated Forecast Period HPC/AI Transition-related capital expenditures, including, among others, fees, costs and expenses, construction, engineering and design implementation costs (“Transition CapEx Requirements”), are not materially greater than the amounts therefor incorporated into the Forecasts and can be covered, to the extent not offset by HPC/AI Lease payments and/or lessee contributions towards Transition CapEx Requirements, by the capital sources further described below under the sub-heading “Expenses-Sources of Capital” below. Blockfusion management expects that Transition CapEx Requirements will be largest during Years 1-3 of the Forecast Period (estimated to be approximately $150.5 million, $526.2 million and $229.7 million during Years 1, 2 and 3, respectively), when most of the transition-related construction and infrastructure upgrades is anticipated to occur, followed by estimated Transition CapEx Requirements of $1.6 million for each of Years 4 and 5 of the Forecast Period (mostly related to Maintenance CapEx, as further described below). Blockfusion management believes that the foregoing estimated Transition CapEx Requirements incorporated into the Forecasts are reasonable approximations of such costs because these estimates were developed as part of the detailed HPC/AI Development Plans Blockfusion prepared with the HPC/AI Transition Team, including the Company’s Strategic Transition Partners (further described above) and comport with management’s professional experience and industry knowledge, provided, however, that, as with all future plans and projects, there can be unforeseen risks and delays, including the risks further described in the section of this proxy statement/prospectus entitled “Risk Factors.”

f.	Expenses - Sources of Capital. The Forecasts also assume that Blockfusion has access, during the Forecast Period, to sufficient sources of available capital to fund the Company’s anticipated Transition CapEX Requirements and other anticipated fees, costs, expenses and general working capital needs, as further described above, from sources which at the Forecast Preparation Date are not yet identified but are provisionally expected to include, among others: (i) aggregate net proceeds to the Company from the proposed Business Combination, assumed, solely for purposes of the Forecasts, to be in the range of approximately $175 – 200 million; (ii) proceeds to Pubco and the Company from other financing transactions which Blockfusion anticipates pursuing after the Closing, provisionally expected to consist of additional debt financing, provided such financing is available to Pubco and the Company on acceptable terms; (iii) costs Blockfusion management anticipates being passed through to future Blockfusion clients, as further described under the sub-heading “Revenues” above. Blockfusion management considered it to be reasonable to assume that aforementioned sources of capital will be available to the Pubco and the Company to pursue the HPC/AI Development Plans and carry other Forecast Period operations because, among other things, of (a) the terms of the proposed Business Combination with Blue and the Financing Transactions in which the parties to the Business Combination may pursue in connection with such Transaction, (b) the demand, at the Forecast Preparation Date, for HPC/DC services and (c) the likelihood that Blockfusion anticipates that one or more significant client agreements may be available to the Company based on industry trends and announcements, prior to the Forecast Preparation Dates of similar transactions and associated debt and other financing arrangements and other observed market trends and conditions (subject, in all events, to the uncertainty of future events and changing market dynamics, among other factors, as further described in the section of this proxy statement/prospectus entitled “Risk Factors”).

Blue Financial Analyses

Having reviewed the Forecasts prepared by Blockfusion management and delivered to Blue (as further described above under the heading “Certain Unaudited Financial and Operating Forecasts”), and also taking into account information about Blockfusion provided to Blue during the due diligence process, Blue used such Forecasts and other information about Blockfusion to carry out the financial analyses (the “Blue Financial Analyses,” carried out as of the “Analysis Date”) described below, which analyses were intended to assist Blue, including the Blue Board in its evaluation of the valuation to be attributed to Blockfusion under the terms of the proposed Business Combination, including the transaction consideration deliverable to the Blockfusion security holders pursuant to the Business Combination Agreement (the “Blockfusion Consideration”), taking into account Blockfusion’s current operating business and attributes and gross power capacity of the Niagara Facility, as well as attributes of the future anticipated Blockfusion HPC/AI Business after the Company’s planned transition to become an HPC/AI data center company, as further described elsewhere in this proxy statement/prospectus, including in the sections of this proxy statement/prospectus entitled “Information about Blockfusion” and “Risk Factors.”

Future Free Cash Flow Analysis

As part of Blue’s financial analyses, the Blue management team examined certain estimates of the future free cash flows (FCFs) that could potentially be generated by the Blockfusion HPC/AI Business, assuming implementation of the Company’s anticipated HPC/AI Transition, taking into account, among other assumptions, the assumptions incorporated into the Forecasts (as described in further detail above)(the “Forecasted FCF Information”), which estimates were prepared by Blockfusion management and delivered to Blue as part of due diligence.

The Blue management team reviewed and considered the Forecasted FCF Information and utilized such information for purposes of carrying out its own analysis (the “FCF Analysis”) of potential future free cash flows that might be generated by the Blockfusion HPC/AI Business, assuming the implementation of the Company’s HPC/AI Transition which the Blue management team used to derive an approximation of the total enterprise value (“TEV”) of future potential Blockfusion HPC/AI Business implied by the Forecasted FCF Information (the “Implied BF TEV”), taking into account certain discount factors considered by Blockfusion management to be reasonable to use for this purpose, as further described below

For purposes of the FCF Analysis, considered the discount factors that might, in the view of the Blue management team, be appropriate to apply the Forecasted FCF Information to arrive at an Implied BF TEV, including a weighted average cost of capital (“WACC”). The Blue management team considered, among other factors, the fact that (i) there are material differences between the current business of Blockfusion and the future potential business of Blockfusion following the Company’s anticipated HPC/AI Transition, which transition may not be effectuated in accordance with management’s current expectations, or at all; (ii) that the Forecasted FCF Information covers a future five-year period relative to which risks may arise that are unforeseeable and outside of Blockfusion’s control, and incorporate assumptions and forecasts (as further described under the heading “Certain Unaudited Operating and Financial Forecasts”), which are necessarily subject to uncertainties and some or all of which may prove inaccurate; (iii) that to successfully implement the HPC/AI Transition will, among other things, require the Company to have access to highly material amounts of capital; carry out highly complex, multi-year engineering and facility and technology upgrades; secure a HPC/AI Lease Agreement; execute on expansion opportunities; and obtain permits and approvals, none of which is guaranteed to occur timely, if at all, or with the results expected by Blockfusion management; and (iv) it is possible that Blockfusion’s transition to become a next generation data center will not succeed or that, if the Blockfusion HPC/AI Business is established, that it will not generate the revenues or earnings estimated by Blockfusion management on the timeline predicated or at all.

Keeping in mind the foregoing risks, the Blue management team also considered information publicly available as of the Analysis Date about companies with similarities to the future potential Blockfusion HPC/AI Business, including, without limitation, certain of the Guideline Companies identified below (Applied Digital Corp, Cipher Mining Technologies Inc., Core Scientific, Inc., Terawulf Inc., Digital Realty Trust, Inc. and Equinix, Inc., collectively representing the Guideline Companies referred to below as “Leased HPC/AI DCs” and “Traditional DC Operators,” which the Blue management team to be the Guideline Companies with business models closest to the future potential Blockfusion HPC/AI Business) and the costs of capital and implied enterprise values of such companies based on information available at the Analysis Date. The Blue management team then, using professional judgement and analyses, determined more conservative metrics and discount factors should be applied to the Forecasted FCF Information than were applied in the context of other Guideline Companies. For example, a discount factor of 16.5% was applied by Blockfusion management to the FCF Forecast Information, which was higher than the publicly-available discount factor information about other Guideline Companies, based on estimated WACC of the future potential Blockfusion HPC/AI Business.

Based on such FCF Analysis carried out by the Blue management team, the Blue management team arrived at an estimated Implied BF TEV of $480 million for Blockfusion, which implied value was approximately 35% lower than the implied TEV of Blockfusion would have been if the Blue management team had used the Forecasted FCF Information provided to Blue by Blockfusion, without the application of additional metrics and discounts factors and described above.

The FCF Analysis and the Forecasted FCF Information were prepared using forward-looking financial and operating forecasts which incorporate a variety of assumptions, including as further described under the heading “Certain Unaudited Operating and Financial Forecasts” above, and as further described, relative to the HPC/AI Transition and otherwise, in the sections of this proxy statement/prospectus entitled “Information about Blockfusion” and “Risk Factors.” Readers are cautioned to read the section of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and to not place undue reliance on forward-looking information, as actual results may be different.

Guideline Company Analysis

Following its FCF Analysis, the Blue management team utilized the Implied TEV resulting from such analysis, together with estimated Run Rate EBITDA information derived from the Forecasts delivered to Blue (as described under the heading “Certain Unaudited Financial and Operating Forecasts” above) to carry out a comparative analysis (the “Guideline Company Analysis”) of the ratio derived from dividing the Implied TEV by estimated 2030 Run Rate EBITDA for Blockfusion (the “BF TEV/RR EBITDA multiple”) to information publicly-available at of the Analysis Date about a group of public companies, as further described below (the “Guideline Companies”), determined by the Blue management team (in consultation with Blockfusion) to have attributes similar to the BF HPC/AI Business following the HPC/AI Transition, assuming, among numerous other assumptions (as further described under the heading “Certain Unaudited Financial and Operating Forecasts – HPC/AI Transition” above), that, during the Forecast Period, Blockfusion completes the Illustrative Expansion Opportunities described above and secures at least one long-term HPC/AI Lease.

The Guideline Company Analysis carried out by the Blue management team focused on the following categories of Guideline Companies:

●	Eight Tier 1 data center companies (Bitfarms Ltd, Bitdeer, CleanSpark Inc., HIVE Digital, IREN Limited, Riot Platforms, Inc., and WhiteFiber Inc.) that, as of the Analysis Date, operated large-scale infrastructure with business models historically similar to Blockfusion, primarily focused on Bitcoin mining and related services, with limited HPC capabilities and no publicly-announced long-term agreements with HPC/AI clients (“HPC DCs without Leases”);

●	Four high-performance computing data center companies (Applied Digital Corp, Cipher Mining Technologies Inc., Core Scientific, and Terawulf Inc.) that, as of the Analysis Date, had publicly-disclosed long-term colocation or offtake agreements with HPC/AI clients (“Leased HPC/AI DCs”); and

●	Two companies operating large-scale colocation data centers (Digital Realty Trust, Inc. and Equinix) that, as of the Analysis Date, primarily provided wholesale and retail colocation services along with interconnection solutions, supporting a broad mix of enterprise and cloud clients (“Traditional DC Operators”).

Although the Guideline Companies selected for the Guideline Company Analysis were determined by the Blue management team (in consultation with Blockfusion) to have sufficient similarities to the future business of BF HPC/AI Business after the anticipated HPC/AI Transition, none of the Guideline Companies is identical to Blockfusion or to one another. Furthermore, the Guideline Companies are generally larger and better estimated than Blockfusion’s current business and the future potential BF HPC/AI Business may be, following the Company’s implementation of its HPC/AI Development Plans. Still, the Blue management team determined the businesses of the Guideline Companies to have sufficient similarities to the future potential BF HPC/AI Business to make such companies useful points of comparison for purposes of the Guideline Company Analysis. Further, neither the Blue management team, nor Blockfusion management could readily identify a sufficient number of alternative public companies that, as of the Analysis Date, had historically operated businesses similar to the businesses of the Tier 1 DCs and also publicly announced plans to transition to become HPC/AI DCs over time periods similar to the Forecast Period pursuant to plans sufficiently similar to Blockfusion’s HPC/AI Development Plans to make any such companies more relevant to include in the Guideline Company Analysis than the companies selected to comprise the Guideline Companies described herein.

Having selected the Guideline Companies to use in the Guideline Company Analysis, the Blue management team derived from information publicly available at the Analysis Date then-current TEV to 2026E EBITDA ratios for each Guideline Company, which the Blue management team then compared to the BF TEV/RR EBITDA multiple for Blockfusion, derived, as further described above, by dividing the Implied TEV for Blockfusion resulting from the FCF Analysis described above by estimated 2030 Run Rate EBITDA included in the Forecasts delivered to Blue by Blockfusion, as summarized in the table set forth below.

None of outcomes of the Blue financial analyses, including the Guideline Company Analysis, are intended or should be understood to represent, predictions or Forecasts about Blockfusion’s actual performance or operating results, presently or in the future, and no assurances can be made as to the success of Blockfusion’s future business activities or degree to which the future potential Blockfusion HPC/AI Business, once established and operating, will have a business model or achieve scale similar to any of the Guideline Companies.

A complete valuation analysis of Blockfusion cannot rely solely upon a quantitative review of the selected Guideline Companies and involves complex considerations and judgments about which reasonable investors may differ concerning differences in financial and operating characteristics of such companies, as well as other factors, including, without limitation, access to power, stage of data center and infrastructure development (including cooling technology and other material features) and status and terms of client offtake, colocation lease or services agreements, and other factors that are likely to affect the value of the Guideline Companies relative to that of Blockfusion. Therefore, the Guideline Company Analysis is also subject to certain other limitations, including, without limitation, those described in the “General Limitations” section below, which provides additional detail on judgments and assumptions made by Blue as part of the Guideline Company Analysis. Further, investors are encouraged to read carefully the information contained in this proxy statement/prospectus, including the Blockfusion financial information and the descriptions about various risks and uncertainties concerning Blockfusion’s business described herein, including under the headings “Risk Factors,” “Blockfusion’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.”

	Key metrics as of Forecast Preparation Date
Company	TEV (billions)[1]	2026E EBITDA (millions)	TEV/ 2026E EBITDA

HPC DCs without Leases
Bitfarms Ltd	$2.48	$145	17.1	x
Bitdeer	$5.58	$352	15.8	x
CleanSpark Inc	$4.74	$828	5.7	x
HIVE Digital Technologies Ltd.	$1.02	$227	4.5	x
Hut 8 Corp	$4.24	$153	27.8	x
IREN Limited	$15.28	$1,118	13.7	x
Riot Platforms, Inc.	$5.99	$249	24.0	x
WhiteFiber Inc	$1.09	$102	10.7	x
Traditional DC Operators
Digital Realty Trust, Inc.	$76.34	$3,589	21.3	x
Equinix Inc.	$96.17	$5,009	19.2	x
Leased HPC DCs
Applied Digital Corp	$9.51	$271	35.0	x
Cipher Mining Technologies Inc.	$7.08	$277	25.6	x
Core Scientific Inc	$8.74	$393	22.2	x
Terawulf Inc.	$5.92	$221	26.7	x
Blockfusion (Implied TEV/2030E Run Rate EBITA)	$0.48	$132	3.6	x

Note: Information about Guideline Companies obtained from CapIQ accessed on October 21, 2025.

For purposes of the Guideline Company Analysis, the Blue management compared the TEV to 2026E EBITDA multiples (“TEV/EBITDA multiples”) derived from publicly-available information about the Guideline Companies as set forth in the table above to the BF TEV/RR EBITDA multiple derived as described above. The Blue management team, based on professional experience evaluating companies, including other data center, infrastructure, energy sector and technology companies, considered the BF TEV/RR EBITDA multiple for Blockfusion of 3.6x to be a reasonable metric to use for purposes of the Guideline Company Analysis because such multiple was derived from information included in the Blockfusion management forecasts and carefully examined by Blue and is intended to represent the future potential earnings of the BF HPC/AI Business after such business has reached a scaled state following the Company’s anticipated HPC/AI Transition, which is comparable, in the Blue management team’s estimation, to the 2026E EBITDA estimates of the already-scaled businesses of the public companies included in the Guideline Company Analysis.

The Blue management team then compared the BF TEV/RR EBITDA multiple with the Guideline Companies’ TEV/EBITDA multiples and to the proposed value of Blockfusion implied by the consideration to be delivered to security holders of Blockfusion, assuming the consummation of the proposed Business Combination (the “Blockfusion Consideration”), as follows.

Specifically, the TEV/2026E EBITDA multiples for the HPC DCs without Leases included in the Guideline Companies Analysis ranged from 4.5x, on the low end, to 27.8x on the high end, with a median TEV/2026E EBITDA multiple of 14.8x, which, using such median value TEV/EBITDA multiple for the HPC DCs without Leases, implied a valuation attributable to Blockfusion (based on estimated Blockfusion Run Rate EBITDA) in excess of $2 billion, which is more than four times the amounts of the Blockfusion Consideration and the Blockfusion estimated total enterprise value of Blockfusion as of the Signing Date implied by the terms of the proposed Business Combination, and is more than twice than the BF Implied TEV derived from the FCF Analysis described under the heading “Future Free Cash Flow Analysis” above. Even applying a discount of fifty percent (50%) to the valuation for Blockfusion implied by applying the median TEV/EBITDA multiple for the HPC DCs without Leases to estimated future Run Rate EBITDA for the BF HPC/AI Business, resulted in an implied valuation of Blockfusion of $1,006.4 million, which is substantially higher than the Blockfusion Consideration and Blockfusion TEV implied by the terms of the proposed Business Combination.

The one-year forward TEV/EBITDA multiples for the Traditional DC Operators included in the Guideline Companies Analysis ranged from 18.3x to 21.7x and had a median value of 20.0x, which, using such median value TEV/EBITDA multiple for the Traditional DC Operators, implied a valuation attributable to Blockfusion in excess of $2.5 billion, which, even after applying a discount of fifty percent (50%) to such valuation, implied a discounted valuation which is more than double the amount of the Blockfusion Consideration and Blockfusion TEV implied by the terms of the proposed Business Combination.

Similarly, the one-year forward TEV/EBITDA multiples for the Leased HPC DCs included in the Guideline Companies Analysis ranged from 22.2x, on the low end, to 35.0x, on the high end, with a median TEV/EBITDA multiple of 26.2x, which, using such median value TEV/EBITDA multiple for the HPC DCs, implied a valuation attributable to Blockfusion (based on estimated Blockfusion Run Rate EBITDA) in excess of $3 billion, which, even after applying a discount of seventy-five percent (75%) to such valuation, implies a discounted valuation which is approximately double the amounts of the Blockfusion Consideration and the Blockfusion TEV implied by the TEV terms of the proposed Business Combination.

In reviewing the foregoing results of the Guideline Companies Analysis, the Blue Board recognized that no company included in the Guideline Companies group was identical in nature to Blockfusion and that the group of Guideline Companies generally are significantly larger and better capitalized than Blockfusion currently and, in the case of the Leased HPC DCs have already transitioned their respective business models to become HPC/AI-focused businesses deriving revenues from HPC/AI clients. Furthermore, Blue cannot be certain if or when Blockfusion will achieve the Run Rate Values incorporated into Blockfusion management’s Forecasts or whether, if such values are achieved, they will be achieved along the timeline and at the costs to the Company incorporated into the assumptions underlying the Forecasts provided to Blue during due diligence. Still, Blue management, in its professional experience, determined the Guideline Companies to have sufficient similarities to a potential future scaled BF HPC/AI Business, following implementation of the HPC/AI Transition in accordance with the Company’s development plans, to have analytical relevance, taking into account the significant differences between the Guideline Companies and Blockfusion’s current business and the future potential BF HPC/AI Business, and amongst the Guideline Companies, none of which are identical to one another.

The results of the foregoing analyses, together with the other information evaluated by the Blue Board in connection with the proposed Transaction, including the potential benefits and risks further described under the heading “Blue Board’s Reasons for the Approval of the Business Combination” below, led the Blue Board to conclude that the terms of Business Combination represent an attractive proposition for Blue and its security holders and that the Blockfusion Consideration is fair, from a financial point of view, to Blue and its shareholders.

The preparation of a valuation involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. The analyses performed by Blue, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses (nor are they intended to be, as further described under the heading “General Limitations” below). An analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments about which reasonable investors may differ concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of Blockfusion and the public trading values of the companies to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Guideline Company Analysis described in this section of this proxy statement/prospectus includes certain illustrative estimates about Blockfusion and about the group of companies included in analysis (the “Guideline Comps Information”). The Guideline Comps Information should not be viewed as public guidance. The Guideline Comps Information were not prepared with a view toward public disclosure or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. None of Blockfusion’s independent registered public accounting firm, Blue’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the Guideline Comps Information included above, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Nonetheless, the Guideline Comps Information incorporated in the Blue Financial Analyses is included in this proxy statement/prospectus because it was made available to the Blue Board in connection with its review of the Business Combination Agreement and related transactions. Neither the Guideline Comps Information, the DCF Analysis, or any other aspect of the Blue Financial Analyses is included in this proxy statement/prospectus in order to induce any Blue shareholders to vote in favor of any of the proposals at the Blue Extraordinary General Meeting.

Use of Non-GAAP Measures

The Forecasts and financial analyses and other information derived therefrom, as described in this subsection entitled “Certain Blockfusion Unaudited Forecasts; Blue Financial Analyses” contains certain non-GAAP measures and metrics, which are briefly described, together with such measures’ closets GAAP measures, as follows: (i) Net Revenue (Non-GAAP): Net Revenue represents projected cash receipts from customer contracts excluding pass-through items such as utilities. These forecasts are prepared on a cash basis, meaning they reflect the timing and magnitude of expected cash inflows rather than accrual-based accounting results. The most directly comparable GAAP measure to Net Revenue is Revenue recognized under ASC 606, which would apply accrual accounting and straight-line recognition for long-term leases with escalators. Under GAAP, revenue is recognized when performance obligations are satisfied, regardless of when cash is collected, and would include adjustments for straight-lining of escalators; (ii) EBITDA (Non-GAAP): EBITDA refers to earnings before interest, taxes, depreciation, and amortization. It is calculated by starting with Operating Income and adding back non-cash charges such as depreciation and amortization. The most directly comparable GAAP measure to EBITDA is Operating Income, which includes non-cash items and accrual adjustments.

The Forecasts provided to Blue were prepared by Blockfusion management, and Blockfusion determined to utilize and include the foregoing non-GAAP measures for purposes of preparing such information and estimates, instead of their closest GAAP measures, because the Company management believes these cash-based measures provide a more meaningful view of the project’s liquidity and earnings power for evaluating investment decisions. GAAP measures incorporate accruals, straight-lining of escalators, and other adjustments that do not impact actual cash availability. Additionally, presenting GAAP measures would require significant assumptions about lease accounting and timing, which are not practicable to measure or predict at this stage of the Company’s development and because of the anticipated the transition of Blockfusion’s business to become an HPC/AI data center.

General Limitations

Blue based its analyses about Blockfusion and its business, including Future Free Cash Flow Analysis and Guideline Companies Analysis described above, on assumptions that Blue management deemed reasonable, based on information currently available at the Analysis Date, including, without limitation, information about Blockfusion provided to Blue by Blockfusion management during the due diligence process, including, without limitation, the Forecasts, and information and assumptions concerning general business and economic conditions and industry-specific factors. None of the Blue financial analyses purport to be appraisals, forecasts, predications, promises, guarantees (express or implied) or assessments of the likelihood of success of Blockfusion and its current or future business. Actual facts and results may differ, potentially significantly, from assumptions incorporated into, or the results of, the Blue financial analyses.

If the conditions required for Blockfusion to successfully implement the HPC/AI Transition in order for the business of Blockfusion to become the Blockfusion HPC/AI Business in accordance with the Company’s development plans, including the related plans to further scale Blockfusion’s’ business generate revenues and earnings as a HPC/AI DC, are not achieved, or other intervening factors and events occur that prevent Blockfusion from completing its plans to become a data center host and service provider to HPC/AI clients, many of which are outside of Blue’s, Pubco’s and Blockfusion’s control and cannot be predicted, then the value of Pubco and Blockfusion may be different, potentially materially, from the valuation attributed to Blockfusion in the proposed Business Combination, and Blockfusion many not be able to compete successfully with other businesses. The Blue management team analyses described in this proxy statement/prospectus are not intended to represent (and should not be construed or interpreted as) forecasts, predictions or guarantees as to the likelihood that Blockfusion will be able to achieve any particular financial or operating results or as any indication as to the timeline or likelihood that Blockfusion HPC/AI Business or any future business of Pubco or the Company will be successful, if at all, or as to the timeline, capital requirements, ability of Blockfusion to attract and retain long-term HPC/AI clients, secure necessary permits and approvals and successfully operate a business model different from Blockfusion’s current and historical operations and other factors that may impact Blockfusion’s achievement of its business plans and objectives.

In conducting its analyses, Blue considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. The Blue management team arrived at its valuation range for Blockfusion based on the results of all analyses undertaken and assessed as a whole and believes that the totality of the factors considered and analyses performed by the Blue management team in connection with its analyses operated collectively. The foregoing summary does not purport to be a complete description of the analyses performed by the Blue management team in connection with the proposed Business Combination. Assessing the value of a business involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. The analyses performed by the Blue management team, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the Guideline Company Analyses described above are identical to Blockfusion or the future potential Blockfusion HPC/AI Business and there are many differences between the businesses of the companies included in the Guideline Company Analysis and Blockfusion’s current business and expected Blockfusion HPC/AI Business, assuming the successful consummation of the HPC/AI Transition. Accordingly, an analysis of publicly traded Guideline Companies is not mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of Blockfusion and the public trading values of the companies to which they were compared. The analyses described herein do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. The Blue management team’s assessment of Blockfusion’s valuation, as reflected in the Blue financial analyses described above, was just one of the many factors taken into consideration by the Blue Board in determining to approve the Business Combination, which also include, without limitation, the results of the analyses performed, and the fairness opinion delivered, by Houlihan Capital to the Blue Board, as further described below. Consequently, the Blue management team’s analyses should not be viewed as determinative of the decision of the Blue Board.

Blue Board’s Reasons for the Approval of the Business Combination

The Blue Board considered a variety of factors in connection with its evaluation of the proposed Business Combination with Blockfusion. In light of the number and complexity of those factors, the Blue Board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Individual directors may have given different weight to different factors. The Blue Board viewed its decision as being a business judgment that was based on all of the information available to, and the factors presented to and considered by, the Blue Board. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Blue Board, before reaching its unanimous decision to recommend the Business Combination to the Blue shareholders, reviewed in detail information and analyses provided to the Blue Board by the Blue management team and advisors engaged by Blue, as further described below. Additionally, the Blue management team and the members of the Blue Board have extensive experience evaluating the financial merits of companies across a variety of industries, including data center, technology, infrastructure, energy sector and other companies and the Blue Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by Blue Board, as further described under the heading “Certain Blockfusion Unaudited Forecasts; Blue Financial Analyses,” included financial and operating forecasts prepared by Blockfusion management, and provided to Blue, as well as certain financial analyses carried out by the Blue management team based on such forecasts, each as further described below, and other relevant information selected based on the business experience and professional judgment of the Blue management team and the Blue Board. The due diligence and analyses conducted by the Blue management team and Blue’s advisors included:

●	meetings, including an on-site visit to the Niagara Facility, and calls with the management team and advisors of Blockfusion regarding, among other things, Blockfusion’s NYISO Zone-A hydroelectric power access, proximity to New York’s SMART I-corridor, Niagara Facility location and attributes, permitting and authorizations and management’s views regarding demand for AI workload and HPC-enabled hosting and other services;

●	in-depth discussions with Blockfusion management regarding the Company’s anticipated HPC/AI Transition, including meetings, calls and on-site review of aspects of the HPC/AI Development Plans developed by the Company hand-in-hand with industry-leading engineering, design and technical experts, together with Blockfusion management’s views regarding the anticipated demand HPC/AI power compute services;

●	review of material contracts (including Blockfusion’s current colocation lease agreements) and other material matters;

●	financial, tax, legal, intellectual property, technical, IT infrastructure, accounting, operational, business and other due diligence;

●	consultation with Blockfusion management and its legal counsel;

●	financial and valuation analysis of Blockfusion and its scalability and prospects, including review of the Blockfusion financial and operational forecasts, as well as comparative benchmarking to public company comparables collaboratively identified by Blockfusion management, with input from its financial advisor, and Blue;

●	fairness opinion provided by Houlihan Capital; and

●	financial analyses of Blockfusion, including the potential future business of Blockfusion after the HPC/AI Transition, and the Business Combination, as presented by the Blue management team to the Blue Board, as further described in the section entitled “Blue Financial Analyses” below.

At the conclusion of this process, the Blue Board determined that while, like all potential business deals, an acquisition of Blockfusion presents potential risks, nevertheless pursuing a potential business combination with Blockfusion would overall be an attractive opportunity for Blue and its shareholders for a number of reasons, including, but not limited to, the belief that (1) the proliferation of AI and machine learning workloads and resulting demand for high-performance, scalable, and energy-efficient data centers appears likely to continue, as traditional data centers services are unable to support AI training and inference workloads and other HPC applications; (2) among Blockfusion’s advantages, relative to its transition to become a HPC/AI DC, is the Company’s access reliable, clean and scalable hydroelectric and other power sources at the Niagara Facility the Company owns and operates; (3) Blockfusion has spent more than a year preparing detailed HPC/AI Development Plans with industry-leading engineering, construction and design consultants for an upgraded facility designed to host next-generation HPC/AI workloads; (4) Company management plans to undertake “core” HPC/AI construction and other transition efforts as soon as Blockfusion has access to sufficient capital to execute on its plans, from proceeds, if any, from the proposed Business Combination and other sources; (5) while Blockfusion management has not previously managed a HPC/AI data center, Blockfusion’s team has industry and data center operations knowledge and Blockfusion has traits and advantages suggesting, and Blockfusion management believes, that Blockfusion may be able transition to become a HPC/AI DC more rapidly than greenfield site developers and competitors lacking similar advantages; and (6) that, if Blockfusion is successful in achieving its goals, Blockfusion can currently be acquired at an attractive valuation.

In addition, based on its review of information about Blockfusion and its HPC/AI Transition-related and other business plans, together with the Forecasts provided by Blockfusion management to Blue, the results of the Blue management team’s financial analyses (as further described below) and other industry and market information, the factors considered by the Blue Board included, but were not limited to, the following:

●	Growing Market Opportunity. The Blue Board noted the increasing demand for data centers able to host next generation low-latency, high-density AI workloads and high-power computing applications.

●	Competitive Positioning. Blockfusion appears well-positioned to transition its legacy ASIC business to an HPC/AI DC model, subject to capital access and securing offtake agreement(s), given the Company’s foundational infrastructure and energy access, Niagara Facility location, detailed transition plans developed with industry-leading experts and experienced management team.

●	Facility Location. The Niagara Facility owned and operated by Blockfusion is strategically positioned proximate to New York’s SMART I-Corridor innovation hub, offering multi-carrier fiber connectivity and regional proximity to key endpoints such as major HPC and semiconductor operators, making the site’s location well-suited for latency-sensitive and data-intensive workloads that benefit from being near users, data sources, and interconnection hubs.

●	Power Access. The Company benefits from the Niagara Facility’s access to hydroelectric NYISO Zone A power, which, together with other sources of power, provides Blockfusion’s current business with reliable, clean and relatively low-cost power, with pathways towards expanded access, including through adjacent or other expansion opportunities, subject to receipt of applicable permits and approvals, potentially on faster timelines than greenfield and other projects requiring new utility interconnections and permitting.

●	Prepared for AI Transition. Working hand-in-hand with industry leading structural and architectural engineering and design teams, the Company has detailed, ready-to-deploy HPC/AI plans to transition the Niagara Facility and its rack configurations, cooling infrastructure and redundant fiber connectivity, among other attributes, to serve next-generation, high-density workloads. Management is fully committed to disciplined execution, focusing on technical resilience and speed-to-market.

●	Strong Management Team; Continuity. Blockfusion’s management and advisory team has deep experience in high-availability data center operation, large-scale project delivery and deployment of mission-critical operations, as well as long-standing industry relationships, including with power and utilities companies, leading engineering and design teams, potential client offtakers, end users and others, which experience the management team will leverage and build upon as the Company’s business continues to grow and change. Additionally, immediately after the Business Combination, significant Company Stockholders, most of whom are members of Blockfusion management, are expected to have voting control over Pubco as a result of the issuance to such holders of shares of Pubco Class B Common Stock at the Closing.

●	Potential Benefits to Business Combination. While the timeline and certainty to consummate the proposed Business Combination cannot be predicted, Blockfusion’s HPC/AI Transition readiness makes the Company well-positioned to benefit from advantages that going public through a transaction with Blue may offer, including the possibility that the Company receives proceeds, at the Closing from funds, if any, remaining in the Trust Account after satisfaction of redemptions, and accompanying Financing Transactions, if any such transactions are pursued and consummated.

●	Attractive Valuation. The Blue Board’s determination that if Blockfusion is successful in achieving its goals, Blue shareholders will have acquired their shares in Pubco at an attractive valuation based on the implied total enterprise to forward-looking EBITDA multiples of other guideline peer companies, as described under the section entitled “Certain Blockfusion Unaudited Forecasts; Blue Financial Analyses - Guideline Company Analyses.”

●	Terms and Conditions of the Business Combination. The terms and conditions of the Business Combination Agreement and the Business Combination were, in the opinion of the Blue Board, the product of arm’s-length negotiations between the parties.

●	Continued Ownership by Blue Stockholders. The Blue Board considered that Company Stockholders are converting all of their equity into Pubco securities in the proposed Business Combination and that shares of certain significant Company Stockholders will be subject to post-Closing lock-up restrictions.

●	Blockfusion Being an Attractive Target. The Blue Board considered the fact that, after a thorough review of other business combination opportunities reasonably available to Blue, the proposed Business Combination with Blockfusion represents the most attractive opportunity based upon the process used to evaluate and assess other potential acquisition targets.

In the course of its deliberations, in addition to the various other risks associated with the business of Blockfusion, as described in the section entitled “Risk Factors” and appearing elsewhere in this proxy statement/prospectus, the Blue Board also considered a variety of uncertainties, risks and other potentially negative reasons, factors and potentially negative outcomes relative to the proposed Business Combination, including the following:

●	Business Model Transition Evaluation Risk. Because of the anticipated significant changes to Blockfusion’s current business model and operations, it may be difficult for investors to evaluate the potential future business of Blockfusion following the HPC/AI Transition.

●	Access to Capital. To achieve Blockfusion’s plans to transition its business model become a next-generation HPC/AI data center will require enormous amounts of capital, currently predicted by Company management to exceed $900 million relative solely to “core” Niagara Facility construction, infrastructure and engineering expenses, excluding costs associated with expansion opportunities, among others, and there can be no guarantees that capital in such amounts will be available on terms acceptable to the Company or within Blockfusion’s desired timelines, if at all.

●	HPC/AI DC Transition. To achieve the results reflected in the Blockfusion management forecasts delivered to Blue (“Forecasts”), Blockfusion will need to, among other things, secure access to significant amounts of capital, retain at least one long-term HPC/AI colocation leasing agreement and successfully transition its Niagara Facility and business model to serve AI workload and HPC client requirements, which may take longer or require more resources than Blockfusion anticipates; even if such goals are achieved, post-Transition Blockfusion HPC/AI Business may not yield the results forecasted by Company management or lead to sustainable profitability for Blockfusion.

●	Growth Plans May Not be Achieved. For Blockfusion to achieve the estimated financial and operating results reflected in the Forecasts and continue to grow its business beyond information reflected therein, Blockfusion will need to acquire and potentially develop additional land and facilities, all which will require, among other things, access to additional significant amounts of capital, as well as additional licenses, permits and other approvals, some or all of which expansion and growth opportunities, once identified, may not be able to be consummated on terms acceptable to the Company and may cost more or take longer, perhaps significantly, than Company management currently anticipates, if such plans are achieved at all, which could limit Blockfusion’s ability to grow its business and remain competitive in the marketplace.

●	Competition. Blockfusion currently faces competition from a number of companies and expects to face significant competition in the future, as the number HPC/AI data center businesses expands. Different business models, technology and facility upgrades, geographical locations and additional factors may make the businesses of other companies more competitive than Blockfusion relative to customer demands, offtake or hosting agreement terms and in other respects, which may have material and negative effects on Blockfusion’s results of operations.

●	Project/Customer Risk. Developing high-availability, next generation workload-ready data center projects is challenging and not all projects may be as successful as predicted, or may encounter unforeseen interruptions, delays and challenges. Customer contracts, including long-term hosting agreements, can be terminated or modified, which, if any of the foregoing occurs, could be costly to Blockfusion and result in operating results that do not align with management expectations.

●	Expansion Risks. To date, Blockfusion’s operations have been concentrated at the Niagara Facility site, where, among other advantages, the Company is able to access NYISO Zone A power. To successfully expand into new geographical areas will be costly and time-consuming and may present unanticipated challenges relative to the Company’s business model, potentially including, among many other factors, it being potentially more costly to access reliable and sustainable power at other locations.

●	Permitting and Approval Risk. To successfully complete the transition to become an HPC/AI DC in accordance with the Company’s development plans will require the Company to, among other things, complete an environmental impact statement and obtain certain permissions and approvals from state and local authorities; additionally, other permissions and approvals are expected to be required as the Company continues to grow and expand over time. Delays in obtaining, or denial of, any of these impact statements, permits and approvals could materially adversely affect the Company’s business plans and prospects.

●	Indebtedness. The risk that Blockfusion may not be able to repay its outstanding indebtedness upon or prior to the consummation of the Business Combination, which could limit the Company’s ability to raise additional capital and have other adverse effects on the Company’s timeline or ability to pursue its business plans.

●	Increased Costs. Blockfusion may not be able to compete successfully if costs associated with its post-transition business model make the Company unable to deliver economically attractive hosting services to customers or compete with other HPC/AI data center companies.

●	Public Company Risk. Blockfusion has not previously been a public company and its current management team not previously managed a public company, accordingly, Blockfusion may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC. There is a risk that Blockfusion will not be able to hire the right people to timely fill in these gaps or that the Company’s compliance infrastructure may not be able to keep pace with the increased compliance risks presented by being a public company.

●	Key Person Risk. The risk that key Blockfusion personnel, including, without limitation, one or more of Blockfusion’s executive management team, could discontinue his or their involvement with Blockfusion or develop a competing business, and/or that Blockfusion management, including the holders of shares of Pubco Class B Common Stock, who are expected to have significant influence over the post-Closing business, may have goals or priorities that do not, in all cases, align with stockholders’ interests

●	Valuation. The risk that the Blue Board may not have properly valued Blockfusion’s current or future potential business in connection with the Business Combination.

●	Redemptions. The risk that holders of Blue Public Shares exercise their redemption rights, thereby depleting the amount of cash available from the Trust Account to fund Blockfusion’s business plans after the Business Combination.

●	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

●	Macroeconomic Uncertainty. Macroeconomic uncertainty and the effects they could have on Blockfusion’s revenues and financial performance.

●	Benefits May Not Be Achieved Risk. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

●	Infrastructure/Upgrade Risk. Assuming Blockfusion’s development plans proceed, the Company will need to significantly upgrade its existing cooling systems, technology and infrastructure to meet demands associated with AI workloads, which will be costly and time-consuming, and additional upgrades, which may also be costly and time-consuming, will be necessary from time to time and over time, as the Company’s business and the requirements of its clients continue to evolve.

●	Exchange Listing. The potential inability to maintain the listing of Pubco’s securities on a national exchange following the Closing.

●	Shareholder Vote Risk. The risk that Blue shareholders may fail to provide the votes necessary to approve the Business Combination.

●	Closing Conditions Risk. The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Blue’s control.

●	Liquidation. The risks and costs to Blue if the Business Combination with Blockfusion is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Blue being unable to effect a business combination within the completion window, which would require Blue to liquidate.

●	Conflicts of Interest. The possibility that the Blue Board and members of the Blue management team may have been influenced by conflicts between what may be in Blue’s best interests and what may be best for a director’s personal interests, including the possibility that if the Business Combination is not consummated, and Blue is forced to liquidate because it is unable to consummate another business combination within the timeframe permitted by the Current Charter, the Blue securities issued in private placement transactions consummated concurrent with the IPO would be worthless. See the section entitled “The Business Combination Proposal — Interests of the Sponsor and Blue’s Officers and Directors in the Business Combination.”

●	Other Risks Factors. Various other risk factors associated with the business of Blockfusion, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In evaluating the conflicts of interest referenced above, the Blue Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for Blue’s IPO and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Blue with any other target business or businesses, and (iii) the Sponsor and the Blue Advisor will hold equity interests in Pubco with value that, after the Closing, will be based on the future performance of Pubco and the trading prices of Pubco shares.

After considering the foregoing, the Blue Board concluded, in its business judgment, that the potential benefits to Blue and its shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Fairness Opinion of Houlihan Capital, the Blue Board’s Financial Advisor

Introduction

Pursuant to an engagement letter dated as of October 8, 2025, Blue Acquisition Corp. retained Houlihan Capital to act as its financial advisor in connection with the Business Combination. As further described above, after considering the merits and qualifications of several different providers, Blue selected Houlihan Capital to act as its financial advisor for purposes of carrying out an analysis of the fairness of the proposed Business Combination transaction (the “Transaction”), from a financial point of view, to Blue and its shareholders, and providing the Blue Board with an opinion regarding such matters, as further described below. Houlihan Capital was selected by Blue for this purpose based on Houlihan Capital’s qualifications, reputation and expertise, including its knowledge of, and involvement in, recent transactions involving other special purpose acquisition companies. On November 17, 2025, Houlihan Capital rendered its written opinion to the Blue Board, which opinion was subsequently confirmed by delivery of a written opinion dated November 17, 2025 (the “Fairness Opinion”), subject to the qualifications, assumptions, and limitations set forth in the Fairness Opinion, that as of such date (the “Opinion Date”), (i) the consideration to be issued or paid in the Transaction to the security holders of Blockfusion is fair, from a financial point of view, to Blue and its shareholders and (ii) the Company has an aggregate fair market value equal to at least 80 percent of the balance of funds in Blue’s trust account (excluding deferred underwriting commissions and taxes payable) as of the Signing Date.

The full text of the Fairness Opinion delivered to the Board of Directors, dated November 17, 2025, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Houlihan Capital in rendering the Fairness Opinion, is attached to this proxy statement/prospectus as Annex F and incorporated by reference into this proxy statement/prospectus. The summary of the Fairness Opinion set forth in this proxy solicitation/prospectus statement is qualified in its entirety by reference to the full text of the Fairness Opinion. All SPAC securityholders are urged to, and should, read the Fairness Opinion carefully and in its entirety. The Fairness Opinion was directed to the Board of Directors and addressed only the fairness from a financial point of view to Blue and its securityholders, as of the date of the Fairness Opinion, of the consideration to be issued or paid in the Transaction to be issued pursuant to the BCA. The Fairness Opinion did not address any other aspect or implications of the Business Combination and does not constitute an opinion, advice or recommendation as to how any Blue security holder should vote at the shareholders’ meeting. In addition, the Fairness Opinion did not in any manner address the prices the Pubco Common Stock would trade following the consummation of the Business Combination or at any time. The Fairness Opinion was reviewed and unanimously approved by Houlihan Capital’s Fairness Opinion committee.

In completing our analyses and for purposes of the Fairness Opinion set forth herein, Houlihan Capital has, among other things, performed the following and reviewed the following information and materials (collectively, the “Information”):

●	Held discussions with certain representatives of the Blue management team and members of Blockfusion’s senior management (“Company Management”) regarding the Transaction, the Company’s historical performance and operations, Blockfusion’s plans to transition the business of the Company to become a high-performance computing (HPC) data center capable of hosting and providing services to HPC/AI clients (the “HPC/AI Transition”) and certain financial projections of the Company (the “Forecasts,” as further described below) and the future outlook for the Company;

●	Review of Information provided by the Client and the Company including, but not limited to:

o	Blue’s latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission;

o	Blockfusion Company overview and presentation materials;

o	the executed Letter of Intent between Blue and Blockfusion;

o	certain historical unaudited financial information regarding Blockfusion, including the Company’s outstanding indebtedness;

o	certain financial and operating forecasts prepared by Company management (the “Forecasts”) for the years ending December 31, 2026, through December 31, 2030;

o	the Business Combination Agreement by and among Blue Acquisition Corp., Blockfusion Data Centers, Inc., Atlas Merger Sub, Inc., and Blockfusion USA, Inc., dated as of November 19, 2025;

o	Blockfusion USA, Inc., corporate structure diagram;

●	Discussed with the Blue Representatives certain illustrative pro forma capitalization and sources/uses information and the Business Combination parties’ potential plans relative to Financing Transactions that may accompany the Business Combination, if any such transactions are identified and pursued;

●	Reviewed the industry in which the Company operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

●	Developed indications of value for the Company using generally accepted valuation methodologies; and

●	Reviewed certain other relevant, publicly available information, including economic, industry, and Company specific information.

In addition, Houlihan Capital had discussions with Blue management and Company Management and their respective advisors concerning the material terms of the Business Combination and the Company’s business and operations, assets, present condition and future prospects, and undertook such other studies, analyses and investigations as Houlihan Capital deemed relevant, necessary or appropriate.

In preparing the Fairness Opinion, Houlihan Capital have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Blue or the Company, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company management that they are unaware of any facts that would make the Information provided to us to be incomplete or misleading in any material respect for the purposes of the Fairness Opinion. We have not assumed responsibility for any independent verification of this information, nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

The following is a summary of the material financial and comparative analyses that Houlihan Capital deemed to be appropriate for purposes of Houlihan Capital’s analysis of the terms of the proposed Business Combination and its fairness, from a financial point of view, to Blue and its shareholders, which analytical methodologies and findings resulting therefrom were reviewed with the Blue Board at a Blue Board meeting held on November 17, 2025, in connection with Houlihan Capital’s delivery of its Fairness Opinion. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Houlihan Capital’s analyses, the tables must be read together with the text of each summary. The summary of Houlihan Capital’s financial and comparative analyses described below is not a complete description of the analyses underlying the Fairness Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

Summary of Financial Analyses

In evaluating whether the consideration to be issued or paid to Blockfusion’s security holders in the Transaction is fair, from a financial point of view, to Blue and its shareholders, Houlihan Capital compared Blue’s per-share redemption price of $10.15 (as of October 31, 2025) with Houlihan Capital’s estimated range of per-share equity values for the Company, calculated as of the same date. If the fair market value per share pro forma for the Transaction exceeds the redemption value ($10.15 per share), then the Transaction is fair from a financial point of view to Blue and its shareholders. After considering the primary approaches that are traditionally used to appraise a business, as well as commonly used techniques and methods available under each approach, Houlihan Capital decided based on an assessment of company-specific factors and available market data to rely upon the discounted cash flow analysis under the income approach and the guideline public company analysis, which involves identifying and selecting guideline public companies with financial and operating characteristics similar to the enterprise being valued, under the market approach in estimating the range of per share equity value of the Company. Houlihan Capital noted the per share redemption price of the Blue Class A Ordinary Shares held by the shareholders was within the estimated range of per share equity values of the Company.

Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow, discounted at a rate reflecting risks inherent in such cash flows. Houlihan Capital utilized five-year financial and operating forecasts prepared in good faith by Blockfusion management (“Management”) for calendar year ending December 31, 2026, through December 31, 2030, respectively.

in MWs/$ millions	2026	2027	2028	2090	2030
MWs	0	25	85	85	85
Revenues
Total Gross Revenues	7.9	9.7	128.1	203.2	208.7
(-) Utilities	(5.4)	(2.2)	(29.8)	(47.4)	(48.2)
Net Revenues	2.5	7.5	98.4	155.8	160.5

(-) Total Costs	(14.4)	(17.0)	(23.1)	(28.1)	(28.7)
EBITDA	(11.9)	(9.5)	75.3	127.7	131.8

Note: For the discounted cash flow (DCF) analysis described below, and as directed by Management, Houlihan Capital annualized the July 31, 2025 year-to-date unaudited income statement to estimate the Company’s operating performance for the calendar year ending December 31, 2025. A partial period factor of approximately 16.7% was applied to the annualized cash flows to estimate the Company’s cash flow for the stub period of November 1, 2025, through December 31, 2025 (the “Stub Period”). The Stub Period, together with the five-year forecast shown above, constitutes the discrete projection period used in our analysis (the “HPC DCF Forecast Period”). Houlihan Capital included such 2025 information in its DCF Analysis because such information was considered relevant to Blockfusion’s current operations and results therefrom, notwithstanding the fact that forecasted operating and financial results for the balance of the HPC DCF Forecast Period pertain to the future potential Blockfusion HPC/AI Business during and after the Company’s anticipated transition to become a HPC/AI Data Center, and because such information was provided by Management to Houlihan Capital in connection with Houlihan Capital’s analyses described herein.

Houlihan Capital utilized the foregoing information to calculate the estimated present value of the potential projected future free cash flows from the future potential business of the Company during and following the HPC/AI Transition (the “Blockfusion HPC/AI business”) over the HPC DCF Forecast Period using an annual discount rate of 25.2%, calculated as a weighted average cost of capital. Specifically, 25.2% is equal to 80% times the estimated cost of equity plus 20% times the estimated after-tax cost of debt. Houlihan Capital estimated the Company’s cost of equity by using the modified Capital Asset Price Model (“CAPM”) Method. The inputs to the cost of equity and WACC calculations are discussed below.

CAPM

ke = Rf + (RPm) * β + RPs + RPu

Where:

ke = Cost of equity

Rf = Rate of return on a risk-free security

RPm = Equity risk premium for the market

β = Beta (Systematic risk; industry risk relative to the market)

RPs = Size premium

RPu = Company specific (unsystematic) risk premium

o	The risk-free rate is defined as the basic discount rate assuming no uncertainty of the timing and amount of future flows. While no asset is truly “risk free,” U.S. Treasury securities are generally considered the least risky of all potential investments. The 20-year U.S. Treasury bond yield of 4.65% was utilized to measure the risk-free rate of return.

o	The equity risk premium is defined as the difference between the equity market’s expected return and the risk-free rate. Houlihan Capital applied a 6.26% premium which represents the ‘Supply-Side’ estimate of the long-term expected equity risk premium, per the 2025 Kroll Cost of Capital Navigator.

o	The beta coefficient is a measure of the extent to which the returns on a given stock move with the stock market. Beta, therefore, measures market risk (how much more or less volatile the subject company is compared to the overall market). The Company does not have an observable Beta; therefore, Houlihan Capital relied upon the historical Betas of similar publicly traded companies (see “Guideline Public Company Analysis” below for list of guideline public companies). While the mix of operations and services offered as well as the level of financing activity varies among the companies (and compared to the Company), Houlihan Capital believes that for the purpose of calculating a representative beta as an input for the cost of equity calculation, this set of companies taken as a whole can reasonably be considered to reflect the operations and risks of the Company with respect / compared to the market. In order to eliminate the impact that varying degrees of leverage have on the calculation of Beta, Houlihan Capital unlevered the Betas of the publicly traded companies and re-levered them using the assumed capital structure discussed below. Houlihan Capital applied the median beta of 2.70 of the guideline public companies.

o	Investors typically expect smaller, less diversified businesses to have a higher amount of risk associated with their lack of financial size and diversification. To compensate for these additional risks, investors typically require a higher level of return relative to the return required from an investment in a larger company. The additional return required by investors for an investment in a small company is referred to as the “small stock premium.” Kroll compiles and analyzes market results for stocks, bonds, and U.S. Treasury bills. According to Kroll, from 1926 to 2024, stocks with market capitalization values in the Micro-Cap, 9-10 decile (a group that contains public companies with market capitalizations between approximately $1.1 million and $729.9 million) had returns that were 2.66% in excess of the return calculated by the CAPM. Based on this data, Houlihan Capital applied a 2.66% small company stock premium.

o	Houlihan Capital believes that a Company Specific Risk Premium of 5.0% is reasonable due to execution risk relating to the Company’s ability to successfully execute its HPC/AI transition plans and growth strategy.

Houlihan Capital used an estimate of the Company’s current cost of debt, estimated from weighted average cost of indebtedness information provided by Management, in conjunction with an assumed blended effective tax rate of 26.5%, consistent with current United States federal, state and local tax rates, to estimate after-tax cost of debt as 9.0%. Lastly, the selected illustrative 80/20 weighting is based on the Company’s historical capital structure, and anticipated potential capital structure (based on discussions between Houlihan Capital and Company Management) after the HPC/AI Transition assuming, in all cases, that the Company is able to effectuate the anticipated HPC/AI Transition in accordance with the HPC/AI Development Plans, as well as observations on the capital structures of the comparable companies.

Houlihan Capital then discounted the estimated enterprise net cash flows of the Blockfusion HPC/AI Business (the “Estimated Enterprise Net Cash Flows”) for the Stub Period and the five years included in the HPC DCF Forecast Period, applying the estimated WACC applicable to the Company and a standard mid-period convention, which is a methodology typical to valuation practice. Next, Houlihan Capital determined an estimated terminal value for BF HPC/AI Business (“Estimated BF Future TV”) at the end of the HPC DCF Forecast Period using the estimated future EBITDA reflected in Blockfusion management Forecasts as of the end date of the fifth year of the HPC DCF Forecast Period (2030) and applying an exit multiple of 25.0x EBITDA for the Low Case and 27.0x EBITDA for the High Case. Houlihan Capital selected the foregoing exit multiples based on information publicly available as of the analysis date, specifically the current last twelve months EV / EBITDA multiples, for a group of the public companies (as further described under the sub-heading “Guideline Public Company Analysis” below) which Houlihan Capital regarded as having sufficient similarities to the future business of Blockfusion to make such multiples relevant points of comparison for purposes of Houlihan Capital’s analyses. Houlihan Capital then discounted the terminal value for Blockfusion resulting from the aforementioned exit multiple-based analysis of the Blockfusion HPC/AI Business to its present value by applying an appropriate present value factor (using the WACC estimated for the Company and an end-of-year convention). Houlihan Capital then summed the present values of such Estimated Enterprise Net Cash Flow and the Estimated BF Future TV to determine the indicated enterprise value of the Company.

Based on the foregoing analyses, taking into account the assumptions and information incorporated therein, Houlihan Capital calculated an estimated enterprise value range for the Company between approximately $532.6 million and approximately $615.1 million, which range exceeds the valuation attributed to the business of Blockfusion in the Business Combination.

Guideline Public Company Analysis

Selection of Guideline Public Companies

Houlihan Capital searched the universe of publicly traded companies for companies with business models and operations which Houlihan Capitlal, in its professional judgment and experience, regarding as having similarities to potential future Blockfusion HPC/AI Business and, from such search, identified 13 public companies that Houlihan Capital believed to be sufficiently similar to the Blockfusion HPC/AI Business to include information about such companies in the guideline public company analysis (“GPC Analysis”) described below. In selecting these guideline public companies, Houlihan Capital searched for companies with similar business operations, size (as measured by revenue, including estimated future potential revenues, in the case of the Blockfusion HPC/AI Business), prospects for growth, profitability, and risk.

The guideline public company peer group relied upon by Houlihan Capital for purposes of the GPC Analysis is presented in the table below.

Company Name	Ticker	Industry
HPC DCs with Signed AI Leases and Traditional DC Operators
Applied Digital Corporation	NasdaqGS:APLD	Internet Services and Infrastructure
Cipher Mining Inc.	NasdaqGS:CIFR	Application Software
Core Scientific, Inc.	NasdaqGS:CORZ	Application Software
Digital Realty Trust, Inc.	NYSE:DLR	Data Center REITs
Equinix Inc.	NasdaqGS:EQIX	Data Center REITs
TeraWulf Inc.	NasdaqCM:WULF	Application Software
HPC DCs without Signed AI Leases
Bitdeer Technologies Group	NasdaqCM:BTDR	Application Software
Bitfarms Ltd.	TSX:BITF	Application Software
CleanSpark, Inc.	NasdaqCM:CLSK	Application Software
HIVE Digital Technologies Ltd.	TSXV:HIVE	Application Software
Hut 8 Corp.	NasdaqGS:HUT	Application Software
IREN Limited	NasdaqGS:IREN	Application Software
WhiteFiber, Inc.	NasdaqCM:WYFI	Internet Services and Infrastructure

Houlihan Capital then calculated the observed multiples of enterprise value (“EV”) for the guideline peer companies using Revenue (Gross) and EBITDA across the following periods: (i) for the last twelve months (“LTM”) through October 31, 2025, (ii) the forecasted calendar year 2028, (“FY2028”), and (iii) the forecasted calendar year 2029 (“FY2029”). Houlihan Capital selected multiples to apply to the corresponding financial metrics (FY2028 and FY2029 Revenue and EBITDA) of the Company based on review of the observed peer company multiples. Having reviewed information publicly available as of October 31, 2025, Houlihan Capital determined that the fourth and fifth years of the HPC DCF Forecast Period (FY2028 and FY2029 periods, respectively) should be the focal point of its GPC-related valuation analysis, as the forecast reflects the future potential of the Blockfusion HPC/AI business having reached a point of being fully scaled and invoicing clients for HPC/AI colocation hosting services as of and during those years of the HPC DCF Forecast Period. The LTM multiples presented below informed the selection of the exit multiples applied in the DCF Analysis described above. These multiples were not relied upon in the GPC analysis, as the Company’s LTM revenue is not representative of its operating performance following its transition to an HPC/AI business.

The valuation multiples observed within Houlihan Capital’s guideline public company analysis are summarized in the following table:

Guideline Public Company Analysis - Valuation Multiples

Ticker	EV(1)(2)	EV / LTM EBITDA(3)		EV / FY2028 Revenue		EV / FY2028 EBITDA		EV / FY2029 Revenue		EV / FY2029 EBITDA
NasdaqGS:APLD	$10,383.9	NM		N/A		N/A		N/A		N/A
NasdaqGS:CIFR	7,461.4	200.32	x	4.37	x	N/A		3.89	x	N/A
NasdaqGS:CORZ	7,387.1	N/A		4.69	x	7.52	x	3.43	x	N/A
NYSE:DLR	77,715.5	26.83	x	8.93	x	16.56	x	8.60	x	14.82	x
NasdaqGS:EQIX	101,994.4	24.26	x	8.40	x	16.45	x	7.71	x	14.88	x
NasdaqCM:WULF	6,743.3	N/A		6.65	x	7.27	x	4.94	x	5.46	x

NasdaqCM:BTDR	5,021.5	N/A		N/A		N/A		N/A		N/A
TSX:BITF	2,198.0	133.70	x	N/A		N/A		N/A		N/A
NasdaqCM:CLSK	5,784.8	10.45	x	N/A		N/A		N/A		N/A
TSXV:HIVE	1,183.6	16.56	x	N/A		N/A		N/A		N/A
NasdaqGS:HUT	5,613.4	13.95	x	6.13	x	12.17	x	N/A		N/A
NasdaqGS:IREN	17,044.0	84.50	x	7.58	x	10.51	x	5.15	x	7.03	x
NasdaqCM:WYFI	1,312.4	44.14	x	4.23	x	7.95	x	N/A		N/A

Maximum		200.32	x	8.93	x	16.56	x	8.60	x	14.88	x
75th Percentile		84.50	x	7.79	x	14.31	x	7.07	x	14.83	x
Mean		61.63	x	6.37	x	11.21	x	5.62	x	10.55	x
Median		26.83	x	6.39	x	10.51	x	5.05	x	10.93	x
25th Percentile		16.56	x	4.61	x	7.73	x	4.15	x	6.64	x
Minimum		10.45	x	4.23	x	7.27	x	3.43	x	5.46	x

(1)	$ in millions.

(2)	Based on data accessed by Houlihan Capital as of October 31, 2025.

(3)	LTM EBITDA based on most recent 10-K or 10-Q filings, as applicable, as of October 31, 2025.

Based on a detailed analysis of the selected guideline public companies described above, Houlihan Capital considered multiples of FY2028 and FY2029 for its valuation. In selecting the multiples to apply to the Company, Houlihan Capital reviewed the Company’s business plans and growth expectations with respect to the future potential business of Blockfusion following the HPC/AI Transition (as presented in the Forecasts provided by the Company to Blue, which were also shared with Houlihan Capital), including with respect to the following criteria (all as estimated by Company management): size (as measured be revenue), profit margins (as measured by EBITDA margin), liquidity (as measured by cash, net of debt and other total liabilities) and potential execution risk (in being able to successfully execute Blockfusion’s HPC/AI transition plans and growth strategy) and compared such information and metrics to the guideline public companies identified by Houlihan Capital.

Based on this information and other factors, Houlihan Capital used professional judgment to select valuation multiples that Houlihan Capital believes reflect the relative comparability of the Company to the guideline public companies utilized for purposes of the GPC Analysis, ultimately, for this purpose, placing significant weight on the size of the Company and its execution risk. We selected FY2028 revenue and EBITDA multiples at the 25th percentile and FY 2029 Revenue and EBITDA multiples near the minimum of the guideline public companies for the low end of the range. For the high end of the range, we selected FY2028 revenue and EBITDA multiples between the 25th percentile and the median and FY2029 revenue and EBITDA multiples between the minimum and the 25th percentile of the guideline public companies. As previously discussed, the minimum and the 25th percentile were selected given comparison to the companies’ size, profitability, liquidity, and potential execution risk.

Based on the analyses described above, Houlihan Capital calculated an enterprise value range for the Company between $592.6 million and $680.1 million, which indicative valuation range exceeds the valuation attributed to Blockfusion under the terms of the Business Combination.

Please be advised that none of the guideline public companies identified and included within Houlihan Capital’s analysis have characteristics identical to the Company, nor to one another. An analysis of guideline public companies is not purely mathematical; rather it involves complex considerations and professional judgments concerning differences in financial and operating characteristics between the Company and the guideline public companies analyzed, as well as other internal and external factors that could affect the public trading prices of the guideline public companies and, therefore, the implied valuation multiples derived from such.

Houlihan Capital does believe that this valuation methodology produced a range of indicated values for the equity of the Company that supports its overall conclusion within the broader context of its entire analysis and should be considered in conjunction with the results of the other valuation methodologies that Houlihan Capital applied.

Equity Valuation Conclusion

In summary, utilizing the discounted cash flow analysis and guideline public company analysis described above, Houlihan Capital calculated a range of fair market Enterprise values for the Company. A summary of the results of Houlihan Capital’s discounted cash flow analysis and guideline public company analysis are as follows:

	Indicated Fair Market Enterprise Value (millions)
	Low	High
Discounted Cash Flow	$532.6	$615.1
Guideline Public Company	592.6	680.1

As shown below, to determine the indicated fair market value of Blue Class A Ordinary Shares pro forma for the Business Combination, Houlihan Capital started with the implied enterprise value of the Company, subtracted the rollover net debt of the Company, subtracted the estimated Transaction expenses, added the estimated gross cash proceeds (assuming 51% redemptions of Blue Public Shares) and anticipated (but uncommitted) funding expected to be raised from Financing Transactions.

Based on the foregoing, Houlihan Capital calculated an equity value range for the surviving entity between approximately $9.25 per share and $10.23 per share for the discounted cash flow analysis and $9.96 and $11.00 for the guideline public company analysis. Because the fair market value per share pro forma for the Business Combination exceeds the estimated redemption value $10.15 per share, Houlihan Capital concluded that the Business Combination is fair from a financial point of view to Blue and its shareholders.

The 80% Test

Houlihan Capital performed the 80% test to ensure that the fair market value of the Company’s equity is at least equal to 80% of the maximum trust balance of Blue (assuming no redemption liability) as of the Date of Value.

The SPAC’s maximum trust balance as of the Date of Value was $204.4 million, 80% of which is $163.5 million. Houlihan Capital then compared this threshold to the Company’s indicated range of fair market value of equity based on valuation approaches discussed earlier. As a result, Houlihan Capital noted that the concluded fair market value range of the Company’s equity exceeds 80% of the maximum balance in Blue’s trust account.

Fairness Opinion Conclusion

Houlihan Capital concluded that, as of the date of the Fairness Opinion and based upon and subject to the assumptions, conditions and limitations set forth in the written Fairness Opinion, that (i) the consideration to be issued or paid in the Transaction is fair, from a financial point of view, to Blue and its shareholders and (ii) the Company has an aggregate fair market value equal to at least 80 percent of the balance of funds in Blue’s trust account (excluding deferred underwriting commissions and taxes payable).

Houlihan Capital Conflict Disclosure and Fees

Houlihan Capital, a FINRA member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. In compliance with Item 1015 of Regulation M-A, Houlihan Capital hereby confirms that, within the past two years, neither Houlihan Capital nor any of its representatives have had any material relationships or engagements with Blue or the Company or any of their affiliates. This includes, but is not limited to, any financial or advisory services, lending relationships, or any other material financial transactions or engagements, including any agreements with any party to the BCA or any of their affiliates providing for the provision of future services by Houlihan Capital nor any of its representatives. The purpose of this disclosure is to ensure transparency and to highlight Houlihan Capital’s commitment to deliver an unbiased and independent Fairness Opinion. Houlihan Capital has conducted a thorough internal review to verify the absence of any such relationships and remain committed to the principles of integrity and objectivity in its professional practice. Houlihan Capital was engaged on a fixed fee basis, and their compensation is not contingent upon the completion of the Business Combination. Houlihan Capital’s fees to Blue for services in connection with issuing the Fairness Opinion were $175,000.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing rules that any business acquired by Blue have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discount and net of taxes payable on income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. As of the Signing Date, the balance of the funds in the Trust Account was approximately $204,335,305 million (excluding the deferred underwriting discount and taxes payable on income earned on the Trust Account) and 80% thereof represents approximately $163,468,244 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Blue Board looked at the implied total enterprise value of Blockfusion of approximately $480 million, based on the aggregate value of the Pubco securities issuable at the Closing of $450 million under the terms of the Business Combination Agreement. After consideration of the factors identified and discussed in the section of this proxy statement/prospectus titled “Blue Board’s Reasons for the Approval of the Business Combination,” including the review and analyses of information about Blockfusion conducted by Blue, as well as the fact that the fairness opinion delivered by Houlihan Capital to the Blue Board included an opinion that, based on the terms of the Business Combination, Blockfusion has an aggregate fair market value equal to at least 80% of the balance of funds in the Trust Account (excluding the deferred underwriting commission and net of taxes payable on income earned on the Trust Account) as of the Signing Date.

Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination

When you consider the recommendation of the Blue Board to vote in favor of approval of the proposals, you should keep in mind that Blue’s directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a shareholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Blue. These interests include, among other things, the fact that:

When you consider the recommendation of the Blue Board to vote in favor of approval of the Business Combination Proposal and the other proposals, Blue shareholders should keep in mind that Blue’s Sponsor, directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a shareholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Blue. These interests include, among other things, the fact that:

●	that if the Business Combination or another initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 6,769,913 Class B Ordinary Shares, also referred to as the Founder Shares (which, upon consummation of an initial business combination or earlier, in accordance with the terms of the Current Charter, will or may be converted into Blue Class A Ordinary Shares) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to the terms of the Insider Letter, the Founder Shares are subject to a lock-up whereby, subject to certain limited exceptions, the Founder Shares are not transferable until the earlier of (A) six months after the completion of Blue’s initial business combination or (B) subsequent to Blue’s initial business combination, (i) the date on which Pubco consummates a transaction which results in all of its stockholders having the right to exchange their shares for cash, securities or other properties or (ii) the closing price of Pubco Class A Common Stock equals or exceeds $15.00 per share (as adjusted for stock sub-divisions, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period. The Sponsor may, on or before the Closing, distribute some or all of the Founder Shares held by it and such distributed Founder Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements. In this regard, while the Founder Shares are not the same as the Blue Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Blue Class A Ordinary Shares, and may become worthless if Blue does not complete a business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the aggregate value of the 6,769,913 Founder Shares owned by the Sponsor is estimated to be approximately $[_] million, assuming the per share value of the Founder Shares is the same as the $[_] closing price of the Blue Class A Ordinary Shares on Nasdaq on [_], 2025;

●	that if the Business Combination or another Blue initial business combination is not consummated by March 16, 2027 (or such other date as approved by the Blue shareholders), Blue will cease all operations except for the purpose of winding up. In such event, the 391,000 Blue Private Placement Units held by the Sponsor will expire worthless. The Sponsor purchased the Blue Private Placement Units at an aggregate purchase price of $3,910,000, or $10.00 per unit, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Blue Private Placement Units and all of their underlying securities are also subject to lock-up restrictions whereby, subject to certain limited exceptions, such securities will not be sold or transferred until 30 days after Blue has completed an initial business combination. In this regard, while the Blue Private Placement Units are not the same as the Blue Public Units, the aggregate value of the 391,000 Blue Private Placement Units held by the Sponsor is estimated to be approximately $[_] million, assuming the per unit value of the Blue Private Placement Units is the same as the $[_] closing price of the Blue Public Units on Nasdaq on [_], 2025;

●	that if the proposed Business Combination is consummated, immediately after the Closing, the Sponsor is anticipated to hold 9.9% of the outstanding shares of Pubco Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities,” assuming, among other assumptions further described in aforementioned other sections of this proxy statement/prospectus, no redemptions of Public Shares prior to or in connection with the proposed Business Combination;

●	that each of Blue’s officers and directors holds indirect interests in the Founder Shares held by Blue Holdings, the managing member of the Sponsor. Blue Holdings has allocated 75,000 Founder Shares to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors, indirectly through membership interests in Blue Holdings. In addition, Dario Dino Ferrari, a director, has an indirect economic interest in Blue Holdings through his ownership of 10,000 Class B Units in Blue Holdings representing Blue Private Placement Units purchased by him for $100,000. As a result of their indirect interest in the Founder Shares through membership interests in Blue Holdings, Blue’s management team may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

●	that the Sponsor has invested an aggregate of $3,935,000 (consisting of $25,000 for the Founder Shares and $3,910,000 for the Blue Private Placement Units). Based on the difference in the effective purchase price of $0.004 per share paid for the Founder Shares, and $10.00 per unit paid for the Blue Private Placement Units, as compared to the purchase price of $10.00 per Blue Public Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return on their investment even if the share price of Pubco after the Closing falls below the price initially paid for the Blue Public Units in the IPO and the non-redeeming unaffiliated Blue Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

●	that if, prior to the Closing, the Sponsor provides working capital loans to Blue, up to $1,500,000 of such working capital loans may be convertible into Blue Private Placement Units at the option of the lender, such loans may not be repaid if no business combination is consummated and Blue is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

●	that unless Blue consummates an initial business combination, it is possible that Blue’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Blue’s officers and directors have not incurred (nor are any of them expecting to incur)) out-of-pocket expenses exceeding such funds available to Blue for reimbursement thereof (but provided, further, that if any such expenses are incurred prior to consummation of the Business Combination, Blue’s officers, directors and the Sponsor may not receive reimbursement therefor if the proposed Business Combination is not consummated);

●	that if the Trust Account is liquidated, including in the event Blue is unable to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders), the Sponsor has agreed that it will be liable to Blue, if and to the extent any claims by a third party for services rendered or products sold to Blue or a prospective target business with which Blue has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of income taxes, if any, and up to $100,000 of dissolution expenses, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Blue’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

●	that the Sponsor and Blue’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

●	that Ketan Seth is the Chief Executive Officer and a director of Blue and has been nominated to serve as a director of Pubco following the Closing. As such, in the future, Mr. Seth may receive any cash fees or equity awards that the Pubco Board determines to pay its directors;

●	that Blue’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Business Combination Agreement;

●	that Alberto Pontonio, a registered broker-dealer associated with Roberts & Ryan, one of the IPO Underwriters, and an advisor of Blue who has been authorized by the Blue Board to provide support to Blue’s management, on behalf of the Blue Board, in the identification, evaluation, negotiation and, ultimately, consummation of an initial business combination, including the proposed Business Combination, holds 300,000 Founder Shares and has been nominated to serve as a director of Pubco following the Closing. The 300,000 shares of Pubco Class A Common Stock issuable at Closing in exchange for the 300,000 Founder Shares held by the Blue Advisor will be issued for the benefit of Roberts & Ryan, for the benefit of the Blue Advisor. If Blue fails to complete an initial business combination by March 16, 2027 (or such other date as approved by the Blue shareholders) and is forced to liquidate, the Founder Shares will expire worthless. Aside from the 300,000 Founder Shares, the Blue Advisor has not and will not receive any compensation for his services to Blue (although he may receive additional compensation as part of his association with Roberts & Ryan, to the extent that Roberts & Ryan, receives deferred underwriting fees payable to the IPO Underwriters upon consummation of the Business Combination and/or in connection with the engagement of Roberts & Ryan as financial advisor and placement agent for any Financing Transactions). However, in the future, he may receive any cash fees or equity awards that the Pubco Board determines to pay its directors. As such, the Blue Advisor may have a conflict of interest in determining whether a particular target business is an appropriate business with which Blue should effectuate an initial business combination;

●	that on December 2, 2025, Blockfusion issued a promissory note to Ketan Seth, Blue’s Chief Executive Officer and director, pursuant to which Mr. Seth agreed to loan Blockfusion up to an aggregate principal amount of $150,000 for payment of certain expenses related to the Business Combination. Interest on the Ketan Seth Promissory Note accrues on the outstanding principal balance at a rate of 12% per annum, calculated on a simple interest basis. The entire unpaid principal balance, together with all accrued and unpaid interest on the Ketan Seth Promissory Note shall be due and payable on December 2, 2026, 12 months from its issuance; and

●	that the Sponsor, Blue’s officers and directors or their affiliates may be paid finder’s fees, advisory fees, consulting fees or success fees in order to effectuate the completion of Blue’s initial business combination. Blue also may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with its initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. Any such payments, if made prior to the completion of Blue’s initial business combination, would be made from funds held outside of the Trust Account. Although no terms for any such arrangements have been determined as of the date hereof and no written agreements exist with respect to such arrangements, if such compensation is substantial it could result in material dilution to the equity interests of the Public Shareholders.

In addition to the interests of the Sponsor and Blue’s executive officers and directors in the Business Combination, Blue shareholders should be aware that the IPO Underwriters (BTIG, LLC and Roberts & Ryan, Inc.) may also have financial interests that are different from, or in addition to, the interests of Blue shareholders, including the fact that:

●	pursuant to the terms of the Underwriting Agreement, the IPO Underwriters will receive deferred underwriting fees in an amount equal to up to $0.35 per Blue Public Unit issued in the IPO, or $7,043,750, and such fees are payable only if Blue completes an initial business combination. The deferred commissions will be payable as follows: (i) $0.20 per Blue Public Unit sold in the IPO shall be paid to the IPO Underwriters in cash, and (ii) $0.15 per Blue Public Unit sold in the IPO shall be paid to the underwriters in cash based on the funds remaining in the Trust Account after giving effect to Public Shares that are redeemed in connection with an initial business combination;

●	the IPO Underwriters hold an aggregate of 201,250 Blue Private Placement Units, which they purchased in the Private Placement at a price of $10.00 per Blue Private Placement Units, or $2,012,500 in the aggregate. The Blue Private Placement Units held by the IPO Underwriters will expire worthless if a business combination is not consummated by Blue by the end of the Combination Period;

●	the IPO Underwriters hold an aggregate of 175,000 Representative Shares, which they purchased for $0.001 per share, or $175 in the aggregate. The IPO Underwriters have agreed to waive any entitlement to participate in any redemption or liquidating distributions with respect to such shares. The Representative Shares may not be sold or transferred until after Blue has completed an initial business combination. As such, the Representative Shares will be worthless if a business combination is not consummated by Blue by the end of the Combination Period; and

●	Blue and the IPO Underwriters are parties to that certain Placement Agent Engagement Letter, dated as of November 2, 2025, pursuant to which Blue engaged the IPO Underwriters to act as capital markets advisors in connection with the Business Combination and as placement agents in connection with any Financing Transaction. BTIG, LLC will act as the lead capital markets advisor and placement agent. Pursuant to the Placement Agent Engagement Letter, the IPO Underwriters are entitled to receive (1) a cash fee upon the consummation of any Financing Transaction in an amount equal to (i) 5% of the gross proceeds raised from the sale of equity securities, (ii) 4% the gross proceeds raised from the sale of equity-linked securities and (iii) the gross proceeds raised from the sale of debt securities in the Financing Transaction, excluding expenses and (2) a cash fee upon the consummation of the Business Combination in an amount equal to two million dollars ($2,000,000); provided, that, in the event that the Placement Fee exceeds three million dollars ($3,000,000), fifty percent (50%) of the amount of such Placement Fee that exceeds three million dollars ($3,000,000) and that has been paid to the IPO Underwriters at the time that any Advisory Fee become due shall be credited against the Advisory Fee, provided, further, that such credit shall not exceed one million dollars ($1,000,000). 85% of any Placement Fee and/or Advisory Fee will be payable to BTIG, LLC, and 15% will be payable to Roberts & Ryan, Inc. The IPO Underwriters will also be reimbursed for certain reasonable out-of-pocket expenses incurred by them in connection with the performance of such services. Further, following the closing of the Business Combination, BTIG, LLC shall have a right of first refusal for a period of one (1) year thereafter to act as the lead-managing underwriter and/or lead bookrunner in the case of any public offering.

In addition, Blue’s executive officers and directors currently have fiduciary duties or contractual obligations to the following other entities. Blue does not believe that the pre-existing fiduciary duties or contractual obligations of its executive officers and directors materially impacted its decision to enter into the proposed Business Combination with Blockfusion:

Individual	Entity	Entity’s Business	Affiliation
Ketan Seth	Vezbi Super App Alpha Trading LLC	Technology, digital media Private investment	CEO CEO

General (Retired) Wesley Clark	Immunity Bio, Inc.	Life Sciences	Director
	Directa Plus S.p.A.	Manufacturer of graphene	Director
	MCF Energy Ltd.	Energy	Director

Dario Dino Ferrari	FerrariExpress Inc.	Security and logistics; digital assets	President

Kenneth Moritsugu	First Samurai Consulting LLC	Healthcare consulting	President and CEO

Nadim Qureshi	BPGC Management LP BPGC Acquisition Corp.	Private equity Special purpose acquisition company	Managing Partner CEO

*	David Bauer does not have a fiduciary obligation to any other entity

Except as set forth above, no compensation was paid to the Sponsor, or to Blue executive officers or directors, for services rendered to or in connection with the Business Combination. However, these persons may be reimbursed for out-of-pocket expenses (if any) incurred in connection with activities on Blue’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Further, the Sponsor will receive Pubco shares in exchange of Blue shares and share rights that it owns at the Closing of the Business Combination. The issuance of these securities to be may result in material dilution of the equity interests of non-redeeming Public Shareholders. See “Questions and Answers about the Blue Extraordinary General Meeting — Q: What equity stake will current Public Shareholders, the Sponsor and Company Stockholders hold in Pubco immediately after the Closing?”

Other than arising out of the proposed Business Combination and related transactions, none of Blue, the Sponsor, or their respective affiliates had any interest in, or affiliation with, Blockfusion. The existence of the differing, additional and/or conflicting interests described above may have influenced the decision of Blue’s officers and directors to enter into the Business Combination Agreement and Blue’s directors in making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize Blue’s officers and directors to complete an initial business combination, even if on terms less favorable to Blue Public Shareholders compared to liquidating Blue, because, among other things, if Blue is liquidated without completing an initial business combination, the Founder Shares and Blue Private Placement Units would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $[_] million based on the closing price of Blue Public Units on [_], 2025), unreimbursed out-of-pocket expenses advanced by the Sponsor and any loans made by the Sponsor to Blue, to the extent applicable, would not be repaid to the extent such amounts exceed cash held by Blue outside of the Trust Account (none of which such expenses or loans have been incurred or are outstanding, as of the date of this proxy statement/prospectus).

Vote of the Sponsor

Pursuant to the Insider Letter, each of the Sponsor and Blue’s directors and officers agreed to vote any Blue Ordinary Shares, including the Founder Shares and any Public Shares purchased during or after the IPO, owned by them in favor of an initial business combination of Blue. Each has also waived any redemption rights, including with respect to the Founder Shares and any Public Shares they hold, in connection with the proposed Business Combination. The Founder Shares held by the Sponsor are not entitled to redemption rights upon SPAC’s liquidation and will be worthless if no business combination is effected by March 16, 2027 (or such other date as approved by the Blue shareholders). However, the Sponsor and Blue’s directors and officers are entitled to redemption rights upon Blue’s liquidation with respect to any Blue Class A Ordinary Shares they may acquire from the public market if no business combination is effected by March 16, 2027 (or such other date as approved by the Blue shareholders).

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor

Blue’s Sponsor, Blue Holdings Sponsor LLC, a Delaware limited liability company, and its affiliates have received or may receive the following consideration from Blue prior to or in connection with the completion by Blue of an initial business combination in accordance with the terms of Blue’s governing documents (including upon the Closing of the proposed Business Combination):

	Interest in Securities	Other Consideration
Sponsor

At Closing, the Sponsor will hold a total of 7,200,013 shares of Pubco Class A Common Stock, which will be issued in exchange for (i) 6,769,913 Founder Shares purchased by the Sponsor prior to Blue’s IPO for an aggregate price of $25,000 (or $0.004 per share), (ii) 391,000 Blue Class A Ordinary Shares included as part of the Blue Private Placement Units that were purchased by the Sponsor at the time of Blue’s IPO for an aggregate price of $3,901,000 (or $1.00 per unit), and (i) 39,100 Blue Class A Ordinary Shares underlying Blue Private Share Rights that were included in the Blue Private Placement Units.

Of the 6,769,913 Founder Shares held by the Sponsor, 75,000 Founder Shares have been allocated to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors (not including the Blue Advisor).

The 300,000 shares of Pubco Class A Common Stock issuable at Closing in exchange for the 300,000 Founder Shares held by the Blue Advisor will be issued for the benefit of Roberts & Ryan, for the benefit of the Blue Advisor.

If any such loans are issued by the Sponsor and remain unpaid prior to Closing, up to $1,500,000 of working capital loans by the Sponsor to Blue, which may be convertible into Blue Private Placement Units at the Closing, would, if not so converted, be repaid (or converted) at the Closing; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding.

Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

Payment to Blue Holdings, the managing member of the Sponsor, in an amount equal to $5,000 per month for office space, utilities and secretarial and administrative support made available to Blue, pursuant to an Administrative Services Agreement, dated June 12, 2025, by and between Blue and Blue Holdings.

Because the Sponsor acquired the Founder Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing. Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Blue’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the Blue Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor and Company Stockholders hold in Pubco immediately after the Closing?” and “The Business Combination Proposal (Proposal 1) — Interests of Blue’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

Interests of Blockfusion’s Officers, Directors and Advisors

When you consider the recommendation of the Blue Board in favor of the Business Combination Proposal, you should keep in mind that Blockfusion’s stockholders and officers have interests in such proposal that are different from, or in addition to those of Blue shareholders generally. These interests include, among other things, the interests listed below:

●	Certain Blockfusion executive officers are expected to become executive officers of Pubco upon consummation of the Business Combination. Specifically, the following individuals who are currently executive officers of Blockfusion will become officers of Pubco upon the consummation of the Business Combination, serving in the offices set forth opposite their names:

Executive Officer Name	Office
Alex Martini-Lo Manto	Chief Executive Officer, Director
Kant Trivedi	Chief Operating Officer, Director
Robert Scott	General Counsel, Secretary

●	Certain Blockfusion executive officers may enter into employment arrangements that become effective in connection with the Business Combination and which may provide for payment of certain bonuses and salaries conditional upon Closing.

●	Upon Closing, subject to the terms and conditions of the Business Combination Agreement, the Blockfusion executive officers may be entitled to reimbursement for any reasonable out-of-pocket expenses related to consummating the Business Combination. Such reimbursement may not be paid if the Closing does not occur.

●	Upon consummation of the Business Combination, and subject to approval of the Incentive Plan Proposal, Blockfusion executive officers may receive grants of stock options and restricted stock units under the 2026 Equity Plan.

●	Pursuant to the terms of the Financial Advisory Agreement, ING, Blockfusion’s financial advisor, will be paid a fee of $2,250,000 contingent upon the closing of the Business Combination, as further discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Blockfusion.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Blue will be treated as the “acquired” company and Blockfusion will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Blockfusion issuing stock for the net assets of Blue, accompanied by a recapitalization. The net assets of Blue will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to and following the Business Combination will be those of Blockfusion.

Blockfusion has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances with regard to Pubco immediately after the Closing, applicable to both the “no redemptions” and “contractual maximum” redemption scenarios:

●	Under all redemption scenarios, legacy Blockfusion shareholders will have a majority of the voting interest in Pubco, with between 92.4% and 94.9% of the voting power held by legacy Blockfusion shareholders under the “no redemptions” and “contractual maximum” redemption scenarios, respectively.

●	Effective upon the Closing, the Pubco Board will consist of seven (7) directors, a majority of whom will be designees of Blockfusion.

●	The executive officers of Blockfusion will become the initial executive officers of Pubco.

●	The assets of Blockfusion will represent a significant majority of the assets of Pubco (excluding cash formerly held in the Trust Account); and

●	Immediately after the Closing, Pubco’s business will be the continued business of Blockfusion, focusing on its core operations as a digital infrastructure developer and operator focused on high-density, high-efficiency computing workloads.

Potential Purchases of Public Shares

In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. Such a purchase would include a contractual acknowledgement that such a shareholder, although still the record holder of Blue’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such shareholder to vote such shares in favor of the proposals presented at the Blue Extraordinary General Meeting. In the event that the Sponsor or directors, officers or advisors or their affiliates of Blue purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares for a portion of the Trust Account. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. None of Blue’s directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

The purpose of such purchases would be to increase the likelihood of obtaining shareholder approval of the Business Combination and other proposals or, where the purchases are made by the Sponsor, directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the FTC and certain statutory waiting period requirements have been satisfied. The Business Combination is not subject to these requirements.

At any time before or after consummation of the Business Combination, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result. Neither Blue nor Blockfusion is aware of any material regulatory approvals or actions that are required for completion of the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Blue Acquisition Corp. (“Blue”) into the Business Combination Agreement, dated as of November 19, 2025 (the “Business Combination Agreement”), by and among (i) Blockfusion Data Centers, Inc., a Delaware corporation (“Pubco”), (ii) Atlas I Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“Blue Merger Sub”), (iii) Atlas Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with Blue Merger Sub, the “Merger Subs”) and (iv) Blockfusion USA, Inc., a Delaware corporation (“Blockfusion”), and the consummation of the transactions contemplated by the Business Combination Agreement, including the merger of Blue Merger Sub with and into Blue, with Blue surviving as the surviving company and as a wholly-owned subsidiary of Pubco, and the merger of Company Merger Sub with and into Blockfusion, with Blockfusion surviving as the surviving company and as a wholly-owned subsidiary of Pubco, and the issuance of the consideration thereunder, and the performance by Blue of its obligations thereunder and thereby be ratified, approved, adopted and confirmed in all respects.”

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Blue Extraordinary General Meeting and will have no effect on any of the proposals.

Recommendation of the Blue Board

THE BLUE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE
“FOR” THE BUSINESS COMBINATION PROPOSAL.

THE MERGER PROPOSAL (PROPOSAL 2)

Overview

In connection with the Business Combination, Blue’s shareholders are being asked to consider and vote on a proposal to approve, by special resolution, the Blue Merger and the Plan of Merger. The form of the Plan of Merger is attached to this proxy statement/prospectus as Annex B.

As a matter of Cayman Islands law, approval of Blue’s shareholders is required for the authorization of the Plan of Merger, including, without limitation:

(i)	the amendment and restatement of the Current Charter by deletion in their entirety and the substitution in their place of the new amended and restated memorandum and articles of association of Blue (as the surviving entity); and

(ii)	redesignation of all authorized Blue Class A Ordinary Shares as ordinary shares of $0.0001 par value each of the surviving entity, and cancellation of all of the authorized but unissued Blue Class B Ordinary Shares and Blue Preference Shares (as contemplated therein).

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that, assuming the Business Combination Proposal is authorized, approved and confirmed, Blue be authorized to merge with Blue Merger Sub so that Blue be the surviving company (the “Surviving Company”) and all the undertaking, property, and liabilities of Blue and Blue Merger Sub vest in the Surviving Company by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands (the “Blue Merger”) and the plan of merger in connection with the Blue Merger, a copy of which is attached to the proxy statement/prospectus as Annex B (the “Plan of Merger”), be approved and Blue be authorized to enter into the Plan of Merger, and any and all transactions provided for in the Plan of Merger be and are hereby authorized and approved in all respects, including, without limitation, at the effective time of the Blue Merger (the “Effective Time”), (a) that any director, the registered office provider of Blue and/or Appleby (Cayman) Ltd. be authorized and instructed to take any and all necessary steps and actions and make or cause to be made any and all filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) or any governmental or regulatory authorities in the Cayman Islands, including without limitation, to submit the Plan of Merger, together with any other supporting documentation for registration with the Cayman Registrar and to make such additional filings or take such additional steps as they deem necessary, such that the Blue Merger takes effect on the Effective Date, (b) the redesignation of all authorized class A ordinary shares of $0.0001 par value each of Blue as ordinary shares of $0.0001 par value each of the surviving entity, and the cancellation all of the authorized but unissued class B ordinary shares of $0.0001 par value each and the preference shares of $0.0001 par value each of Blue, such that the authorized share capital of the surviving entity will be $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 per share, with such rights, privileges and conditions as set out in the Surviving Entity Articles (defined below), and (c) the amendment and restatement of Blue’s current amended and restated memorandum and articles of association, by deletion in their entirety and the substitution in their place of the new second amended and restated memorandum and articles of association of Blue (as the surviving entity) (the “Surviving Entity Articles”) for which the registered office provider of Blue (the surviving entity) be and is hereby instructed to make the necessary filings in respect of the Surviving Entity Articles with the Cayman Registrar effective on the Effective Date.”

Votes Required for Approval

If the Business Combination Proposal is not approved, the Merger Proposal will not be presented at the Blue Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes which are cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Blue Extraordinary General Meeting and will have no effect on any of the proposals.

Recommendation of the Blue Board

THE BLUE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

THE CHARTER PROPOSAL (PROPOSAL 3)

If the Business Combination is to be consummated, Pubco will adopt the Proposed Charter in the form attached to this proxy statement/prospectus as Annex C, which, in the judgment of the Blue Board, is necessary to adequately address the needs of Pubco following the Closing. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted. All shareholders are encouraged to read the Proposed Charter and Proposed Bylaws in their entirety for a more complete description of their terms.

If the Business Combination is to be consummated, Pubco will adopt the Proposed Charter and the Proposed Bylaws, substantially in the form attached to this proxy statement/prospectus, which are necessary to adequately address the needs of Pubco following the Closing. A discussion of the material provisions contained in the Proposed Charter, including its material differences with the Current Charter, is set forth in “The Organizational Documents Proposals (Proposals 4-11)” and “Comparison of Shareholder Rights.”

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that adoption by Pubco of the (i) Proposed Charter, in the form attached to the proxy statement/prospectus as Annex C, and (ii) the Proposed Bylaws, in form attached to the proxy statement/prospectus as Annex D, each to be effective upon the consummation of the Business Combination, be confirmed, ratified and approved.”

Vote Required for Approval

The approval of the Charter Proposal does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Blue Board is asking the Blue shareholders to approve the Charter Proposal by ordinary resolution, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Blue Extraordinary General Meeting and will have no effect on any of the proposals.

The adoption of the Charter Proposal is conditioned upon the adoption of the Business Combination Proposal and the Merger Proposal.

Recommendation of the Blue Board

THE BLUE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE
“FOR” THE CHARTER PROPOSAL.

THE ORGANIZATIONAL DOCUMENTS PROPOSALS (PROPOSALS 4-11)

In connection with the Business Combination, Blue is asking its shareholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. The shareholder votes regarding these proposals are advisory votes, and are not binding on Pubco or the Pubco Board. In the judgment of the Blue Board, these provisions are necessary to adequately address the needs of Pubco. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal).

Blue shareholders will be asked to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented as eight separate sub-proposals (“The Organizational Documents Proposals”):

●	Advisory Proposal A – to approve authorized capital stock of Pubco of 500,000,000 shares of Pubco Class A Common Stock, par value $0.0001 per share (the “Pubco Class A Common Stock”), 200,000,000 shares of Pubco Class B Common Stock, par value $0.0001 per share (the “Pubco Class B Common Stock” and together with the Pubco Class A Common stock, the “Pubco Common Stock”), and 300,000,000 shares of preferred stock, par value $0.0001 per share (the “Pubco Preferred Stock”).

●	Advisory Proposal B — to approve a provision that any or all of the directors of Pubco may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66 2/3% of the voting power of all then-outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

●	Advisory Proposal C — to approve a provision that Pubco will not be governed by Section 203 of the Delaware General Corporation Law.

●	Advisory Proposal D — to approve a provision that amendment of the Proposed Charter generally requires the approval of the board of directors of Pubco (the “Pubco Board”) and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class, with the exception of certain provisions that would require the affirmative vote of at least 66 2/3% of the total voting power of all the then-outstanding shares of stock of the company entitled to vote thereon, voting as a single class.

●	Advisory Proposal E — to approve a provision expressly authorizing the Pubco Board to make, alter, amend or repeal the Proposed Bylaws by an affirmative vote of a majority of the Pubco Board. The Proposed Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of stock of the company entitled to vote generally in the election of directors, voting as a single class.

●	Advisory Proposal F — to approve the removal of all of the provisions applicable only to blank check companies.

●	Advisory Proposal G — to approve a provision providing for the automatic conversion of Pubco Class B Common Stock into Pubco Class A Common Stock upon any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition that is not a Permitted Transfer of such share or any legal or beneficial interest in such share.

●	Advisory Proposal H — to approve a provision stating that holders of Pubco Class A Common Stock and Pubco Class B Common Stock will vote together as a single class on all matters, receive notice of meetings per the bylaws, and may vote as permitted under Delaware General Corporate Law, except where law, the Proposed Charter, or any Preferred Stock Designation provides otherwise. Under this proposal, each Class B share carries 20 votes and each Class A share carries 1 vote.

In the judgment of the Blue Board, the variations between the Current Charter and the Proposed Charter are desirable for the following reasons:

●	the greater number of authorized number of shares of capital stock is desirable for Pubco to have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of the equity grants made under the Incentive Plan (assuming the Incentive Plan is approved at the Blue Extraordinary General Meeting and contingent upon the Closing);

●	the Current Charter provides that stockholders may remove directors by the affirmative vote of holders of a majority of the voting power of all the then outstanding Blue Ordinary Shares then entitled to vote generally in the election of directors, voting together as a single class. Under the DGCL, as will apply to Pubco as a Delaware corporation, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. The Proposed Charter provides that directors may only be removed for cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares entitled to vote in the election of directors, voting together a single class. The Blue Board believes that such a standard will (a) increase board continuity and the likelihood of experienced board members with familiarity of Pubco’s business operations would serve on the Pubco Board at any given time and (b) make it more difficult for a potential acquiror or other person, group, or entity to gain control of the Pubco Board;

●	Pubco will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an “interested stockholder,” unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

●	requiring the approval by affirmative vote of holders of at least 66 2/3% of the voting power of Pubco’s then-outstanding shares of capital stock entitled to vote thereon to make any amendment to certain provisions of the Proposed Charter is intended to protect key provisions of the Proposed Charter from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

●	requiring the approval by affirmative vote of holders of at least 66 2/3% of the voting power of Pubco’s then-outstanding shares of capital stock entitled to vote in an election of directors to make any amendment to the Proposed Bylaws not approved by the Pubco Board is intended to protect key provisions of the Proposed Bylaws from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders;

●	it is desirable to omit the provisions that relate to operation as a blank check company prior to the consummation of its initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time);

●	requiring the automatic conversion of Pubco Class B Common Stock into Pubco Class A Common Stock upon any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition that is not a Permitted Transfer of such share or any legal or beneficial interest in such share; and

●	creating a dual-class structure of Class A and Class B shares will promote long-term stability and alignment of interests by enabling Pubco’s key management team members to retain significant voting influence following the business combination, allowing them to pursue Pubco’s strategic vision without undue short-term market pressure and will help ensure continuity of leadership, preserve Pubco’s innovation-driven culture, and provide the flexibility to make decisions that support sustained growth and value creation for stockholders.

The approval of each of the Organizational Documents Proposals requires a majority of the votes cast on such proposal by the holders of the Blue Ordinary Shares entitled to vote thereon at the Blue Extraordinary General Meeting, voting together as a single class.

A copy of the Proposed Charter, as will be in effect and upon consummation of the Business Combination and filing with the Delaware Secretary of State, is attached to this proxy statement/prospectus as Annex C.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as ordinary resolutions, that: the Proposed Charter and Proposed Bylaws to be adopted by Pubco in connection with the Business Combination be approved and adopted in all respects on a non-binding advisory basis.”

Vote Required for Approval

The approval of the Organizational Documents Proposals does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Blue Board is asking the Blue shareholders to approve the Organizational Documents Proposals by ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Blue Extraordinary General Meeting and will have no effect on any of the proposals.

The adoption of the Organizational Documents Proposals is conditioned upon the adoption of the Business Combination Proposal and the Merger Proposal.

Recommendation of the Blue Board

THE BLUE BOARD UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE “FOR” EACH OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

THE INCENTIVE PLAN PROPOSAL (PROPOSAL 12)

Blue is asking its shareholders to consider and vote on a proposal to approve, by ordinary resolution, the 2026 Stock Incentive Plan (the “Incentive Plan”), which, if approved by the Blue shareholders and adopted by Pubco, will be available to Pubco on a go-forward basis from the Closing. Approval of the Incentive Plan will allow Pubco to utilize a broad array of equity incentives to secure and retain the services of employees, officers, directors, consultants and advisors and to provide long-term incentives that align the interests of employees, officers, directors, consultants and advisors with the interests of Pubco’s shareholders following the Closing of the Business Combination. If the Incentive Plan is not approved by Blue shareholders, it will not become effective and no awards will be granted thereunder.

For purposes of this Proposal 12 and except where the context otherwise requires, the term (i) “Company” and similar terms will include Pubco at and following the Closing, and any of its present or future parent or subsidiary corporations as defined in Sections 424(i) or (f) of the Code and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board and (ii) “Board” will mean the Pubco Board at and following the Closing and the compensation committee of the Pubco Board or any similar committee or sub-committee or the Delegated Persons (as defined below) to the extent that the Pubco Board’s powers or authority under the Incentive Plan have been delegated to such committee, sub-committee or Delegated Persons, in accordance with the Incentive Plan.

The remainder of this Proposal 12 includes:

●	Highlights of the Reasons Why Shareholders Should Approve the Incentive Plan; and

●	Description of the Incentive Plan.

Highlights of the Reasons Why Shareholders Should Approve the Incentive Plan

Incentivizes, Retains and Motivates Talent. It is critical to the Company’s success that the Company incentivize, retain and motivate the best talent in what is a competitive labor market. The Company’s equity-based compensation program will be a key component in the Company’s ability to pay market-competitive compensation to its employees.

Aligns with Pay-for-Performance Compensation Philosophy. The Company believes that equity-based compensation is inherently performance-based. As the value of the Company’s stock appreciates, Incentive Plan participants receive greater compensation at the same time that its shareholders are receiving a greater return on their investment. Conversely, if the stock price does not appreciate following the grant of an equity award, then Incentive Plan participants would not receive any compensation in respect of stock options and SARs and would receive lower compensation than intended in respect of restricted stock and RSUs.

Aligns Participant Interests with Shareholder Interests. Providing participants with compensation in the form of equity directly aligns the interests of those participants with the interests of the Company’s shareholders. If the Incentive Plan is approved by Blue shareholders, the Company will be able to grant equity-based incentives that foster this alignment between Incentive Plan participants and the Company’s shareholders.

Consistent with Shareholder Interests and Sound Corporate Governance. As described under the heading “Highlights of the Incentive Plan” and more thoroughly below, the Incentive Plan was purposefully designed to include features that are consistent with the interests of the Company’s shareholders and sound corporate governance practices.

Description of the Incentive Plan

We are seeking shareholder approval for the 2026 Stock Incentive Plan (the “Incentive Plan”), which is being adopted in connection with the Business Combination. The Pubco Board adopted the Incentive Plan on [_], 2026, subject to its approval by the Blue shareholders. If the shareholders approve the Incentive Plan, it will become effective upon the Closing. The Pubco Board unanimously recommends that the shareholders vote “for” approval of the Incentive Plan.

Overview

The Incentive Plan is described in more detail below. A copy of the Incentive Plan is attached to this proxy statement/prospectus as Annex E. If approved by the Blue shareholders, the Incentive Plan will become effective and will be administered by the Pubco Board or by a committee that the Pubco Board designates for this purpose (referred to below as the administrator), which will have the authority to make awards under the Incentive Plan.

After careful consideration, the Pubco Board believes that approving the Incentive Plan is in the best interests of Pubco. The Incentive Plan promotes ownership in Pubco by its employees, nonemployee directors and consultants, and aligns incentives between these service providers and shareholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, Pubco. Therefore, the Pubco Board recommends that the Blue shareholders approve the Incentive Plan.

Summary of the Material Features of the Incentive Plan

The following is a summary of the material features of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan attached as Annex E to this proxy statement/ prospectus.

Purpose; Types of Awards

The purposes of the Incentive Plan are to encourage the profitability and growth of Pubco through short-term and long-term incentives that are consistent with Pubco’s objectives, give participants an incentive for excellence in individual performance, promote teamwork among participants, and give Pubco a significant advantage in attracting and retaining key employees, directors and consultants. To accomplish such purposes, the Incentive Plan provides that Pubco may grant options, stock appreciation rights, restricted shares, restricted stock units, performance-based awards (including performance-based restricted shares and restricted stock units), other share-based awards, other cash-based awards or any combination of the foregoing.

Shares Subject to the Incentive Plan

The initial aggregate number of shares of Pubco Class A Common Stock that will be available for issuance under the Incentive Plan will be equal to five percent (5%) of the total number of shares of Pubco Class A Common Stock that are issued and outstanding immediately following the Closing. Notwithstanding anything herein to the contrary, the maximum number of shares subject to awards granted during any fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year with respect to such director’s service as a non-employee director, shall not exceed $[_] (calculating the value of any such awards based on the grant date fair market value of such awards for financial reporting purposes).

Shares issued under the Incentive Plan may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by Pubco in the open market, in private transactions or otherwise.

Any shares of Pubco Class A Common Stock subject to an award under the Incentive Plan that, after the date that the Incentive Plan becomes effective, are forfeited, canceled, settled or otherwise terminated without a distribution of shares to a participant will thereafter be deemed to be available for awards with respect to shares of Pubco Class A Common Stock. In applying the immediately preceding sentence, if (i) shares otherwise issuable or issued in respect of, or as part of, any award are withheld to cover taxes or any applicable exercise price, such shares will be treated as having been issued under the Incentive Plan and will not be available for issuance under the Incentive Plan, and (ii) any share-settled stock appreciation rights or options are exercised, the aggregate number of shares subject to such stock appreciation rights or options will be deemed issued under the Incentive Plan and will not be available for issuance under the Incentive Plan. In addition, shares tendered to exercise outstanding options or other awards, withheld to cover applicable taxes on any awards or repurchased on the open market using exercise price proceeds shall not be available for issuance under the Incentive Plan.

For the avoidance of doubt, shares underlying awards that are subject to the achievement of performance goals will be counted against the share reserve based on the target value of such awards unless and until such time as such awards become vested and settled in shares, and awards that, pursuant to their terms, may be settled only in cash shall not count against the share reserve.

Administration of the Incentive Plan

The Incentive Plan will be administered by the administrator, who is the Pubco Board, or, if and to the extent the Pubco Board does not administer the Incentive Plan, the committee. The administrator has the power to determine the terms of the awards granted under the Incentive Plan, including the exercise price, the number of shares subject to each award, and the exercisability and vesting terms of the awards. The administrator also has the power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Incentive Plan. All decisions made by the administrator pursuant to the provisions of the Incentive Plan will be final, conclusive and binding.

Participation

Participation in the Incentive Plan will be open to employees, non-employee directors, or consultants, who have been selected as an eligible recipient under the Incentive Plan by the administrator. Awards of incentive stock options, however, will be limited to employees eligible to receive such form of award under the Code.

As of [_], 202[_], there were approximately [_] employees and [_] non-employee directors of Pubco expected to participate in the Incentive Plan. As of [_], 202[_], there were [_] consultants expected to participate in the Incentive Plan.

Types of Awards

The types of awards that may be made under the Incentive Plan are described below. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the administrator, subject to the Incentive Plan. To the extent that an award contains a right to receive dividends or dividend equivalents while the award remains unvested, the dividends and dividend equivalents will be accumulated and paid once and to the extent that the underlying award vests.

Stock Options

The Incentive Plan provides for grants of both nonqualified and incentive stock options. A nonqualified share option entitles the recipient to purchase Pubco Class A Common Stock at a fixed exercise price. The exercise price per share will be determined by the compensation committee but such price will never be less than 100% of the fair market value of an ordinary share on the date of grant. Fair market value will generally be the closing price of a share of Pubco Class A Common Stock on Nasdaq on the date of grant. Nonqualified stock options under the Incentive Plan generally must be exercised within ten (10) years from the date of grant. A nonqualified share option is an option that does not meet the qualifications of an incentive stock option as described below.

An incentive stock option is a share option that meets the requirements of Section 422 of the Code. Incentive stock options may be granted only to employees and the aggregate fair market value of a share of Pubco Class A Common Stock determined at the time of grant with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of Pubco’s total combined voting power or that of any of Pubco’s affiliates unless (i) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five (5) years from the date of grant.

The maximum number of shares of Pubco Class A Common Stock that may be issued pursuant to an incentive stock option may not exceed the [_].

Unless otherwise determined by the administrator, each vested and outstanding option granted under the Incentive Plan will automatically be exercised on the last business day of the applicable option term, to the extent that, as of such date, (i) the exercise price of such option is less than the fair market value of a share, and (ii) the holder of such option remains actively in service.

Stock Appreciation Rights

A SAR entitles the holder to receive an amount equal to the difference between the fair market value of a share of Pubco Class A Common Stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of Pubco Class A Common Stock on the grant date), multiplied by the number of shares of Pubco Class A Common Stock subject to the SAR (as determined by the administrator). Unless otherwise determined by the administrator, each vested and outstanding SAR granted under the Incentive Plan will automatically be exercised on the last business day of the applicable SAR term, to the extent that, as of such date, (i) the exercise price of such SAR is less than the fair market value of a share, and (ii) the holder of such SAR remains actively in service.

Restricted Stock

A restricted stock award is an award of Pubco Class A Common Stock that vests in accordance with the terms and conditions established by the administrator.

Restricted Stock Units

A restricted stock unit is a right to receive shares or the cash equivalent of Pubco Class A Common Stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit grant, Pubco must deliver to the holder of the restricted stock unit unrestricted Pubco Class A Common Stock (or, in the administrator’s sole discretion, cash equal to the shares that would otherwise be delivered, or partly in cash and partly in shares). Participants holding restricted stock units will have no voting rights.

Other Share-Based Awards

We may grant or sell to any participant a right or other interest that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Pubco Class A Common Stock, including unrestricted Pubco Class A Common Stock under the Incentive Plan or a dividend equivalent. A dividend equivalent is a right to receive payments, based on dividends with respect to Pubco Class A Common Stock.

Other Cash-Based Awards

We may grant cash awards under the Incentive Plan, including cash awards as a bonus or upon the attainment of certain performance goals.

Performance-Based Awards

We may grant an award conditioned on satisfaction of certain performance criteria. Such performance-based awards include performance-based restricted stock and restricted stock units. Any dividends or dividend equivalents payable or credited to a participant with respect to any unvested performance-based award will be subject to the same performance goals as the shares or units underlying the performance-based award.

Performance Goals

If the administrator determines that an award under the Incentive Plan will be earned subject to the achievement of performance goals, the administrator may select one or more performance criteria upon which to grant such award, which may include, but are not limited to, any one or more of the following: earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; days sales outstanding; income; net income; operating income; net operating income, operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total shareholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of an ordinary share; expense/cost control; working capital; customer satisfaction; employee retention or employee turnover; employee satisfaction or engagement; environmental, health, or other safety goals; individual performance; strategic objective milestones; any other criteria specified by the administrator in its sole discretion; or, as applicable, any combination of, or a specified increase or decrease in, any of the foregoing.

Equitable Adjustments

In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, extraordinary dividend, bonus share issue, share capitalization or subdivision, combination or exchange of shares, or other change in corporate structure or payment of any other distribution, the maximum number and kind of Pubco Class A Common Stock reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the administrator will make such adjustments as it deems appropriate and equitable in the number, kind and exercise price of Pubco Class A Common Stock covered by outstanding awards made under the Incentive Plan, and in any other matters that relate to awards and that are affected by the changes in the shares referred to in this section.

Change in Control

In the event of any proposed change in control (as defined in the Incentive Plan), the administrator will take any action as it deems appropriate and equitable to effectuate the purposes of the Incentive Plan and to protect the participants who hold outstanding awards under the Incentive Plan, which action may include, without limitation, the following: (i) the continuation of any award, if Pubco is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards for any award, provided, however, that any such substitution with respect to options and SARs shall occur in accordance with the requirements of Section 409A of the Code; or (iv) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise or grant price), or, if the per share exercise or grant price equals or exceeds the change in control price or if the administrator determines that the award cannot reasonably become vested pursuant to its terms, such award shall terminate and be canceled without consideration.

Amendment and Termination

The administrator may alter, amend, modify, or terminate the Incentive Plan at any time, provided that the approval of our shareholders will be obtained for any amendment to the Incentive Plan that requires shareholder approval under the rules of the stock exchange(s) on which Pubco Class A Common Stock is then listed or in accordance with other applicable law, including, but not limited to, an increase in the number of shares of Pubco Class A Common Stock reserved for issuance, a reduction in the exercise price of options or other entitlements, an extension of the maximum term of any award, or an amendment that grants the administrator additional powers to amend the Incentive Plan. In addition, no modification of an award will, without the prior written consent of the participant, adversely alter or impair any rights or obligations under any award already granted under the Incentive Plan, unless the administrator expressly reserved the right to do so at the time of the award.

Material U.S. Federal Income Tax Effects

The following discussion of certain relevant United States federal income tax effects applicable to certain awards granted under the Incentive Plan is only a summary of certain of the United States federal income tax consequences applicable to United States residents under the Incentive Plan, and reference is made to the Code for a complete statement of all relevant federal tax provisions. No consideration has been given to the effects of foreign, state, local and other laws (tax or other) on the Incentive Plan or on a participant, which laws will vary depending upon the particular jurisdiction or jurisdictions involved. Participants who are stationed outside the United States may be subject to foreign taxes as a result of the Incentive Plan.

Nonqualified Stock Options

An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant of a nonqualified share option. Rather, at the time of exercise of the nonqualified share option, the optionee will recognize ordinary income, subject to wage and employment tax withholding, and Pubco will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. If the shares acquired upon the exercise of a nonqualified share option are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of such exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee), depending upon the length of time such shares were held by the optionee.

Incentive Stock Options

An optionee subject to United States federal income tax will generally not recognize taxable income for United States federal income tax purposes upon the grant of an incentive stock option (within the meaning of Section 422 of the Code) and Pubco will not be entitled to a deduction at that time. If the incentive stock option is exercised during employment or within ninety (90) days following the termination thereof (or within one (1) year following termination, in the case of a termination of employment due to death or disability, as such terms are defined in the Incentive Plan), the optionee will not recognize any income and Pubco will not be entitled to a deduction. The excess of the fair market value of the shares on the exercise date over the exercise price, however, is includible in computing the optionee’s alternative minimum taxable income. Generally, if an optionee disposes of shares acquired by exercising an incentive stock option either within two (2) years after the date of grant or one year after the date of exercise, the optionee will recognize ordinary income, and Pubco will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the sale price, if lower) over the exercise price. The balance of any gain or loss will generally be treated as a capital gain or loss to the optionee. If the shares are disposed of after the two-year and one-year periods described above, Pubco will not be entitled to any deduction, and the entire gain or loss for the optionee will be treated as a capital gain or loss.

SARs

A participant subject to United States federal income tax who is granted a SAR will not recognize ordinary income for United States federal income tax purposes upon receipt of the SAR. At the time of exercise, however, the participant will recognize ordinary income, subject to wage and employment tax withholding, equal to the value of any cash received and the fair market value on the date of exercise of any shares received. Pubco will not be entitled to a deduction upon the grant of a SAR, but generally will be entitled to a deduction for the amount of income the participant recognizes upon the participant’s exercise of the SAR. The participant’s tax basis in any shares received will be the fair market value on the date of exercise and, if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of the shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the share is a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Restricted Stock

A participant subject to United States federal income tax generally will not be taxed upon the grant of a restricted stock award, but rather will recognize ordinary income for United States federal income tax purposes in an amount equal to the fair market value of the shares at the time the restricted stock is no longer subject to a substantial risk of forfeiture (within the meaning of the Code). Pubco generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal the fair market value of those shares at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the shares before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the restricted stock is awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the restricted stock equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. Pubco generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Restricted Stock Units

A participant subject to United States federal income tax who is granted a restricted stock unit will not recognize ordinary income for United States federal income tax purposes upon the receipt of the restricted stock unit, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the award is settled into shares, subject to wage and employment tax withholding, and Pubco will have a corresponding deduction at that time.

Other Share-Based and Other Cash-Based Awards

In the case of other share-based and other cash-based awards, depending on the form of the award, a participant subject to United States federal income tax will not be taxed upon the grant of such an award, but, rather, will recognize ordinary income for United States federal income tax purposes when such an award vests or otherwise is free of restrictions. In any event, Pubco will be entitled to a deduction at the time when, and in the amount that, a participant recognizes ordinary income.

Tax Effects for Pubco

In addition to the tax impact to Pubco described above, Pubco’s deduction may also be limited by Section 280G or Section 162(m) of the Code. In general, Section 162(m) of the Code denies a publicly held corporation a deduction for United States federal income tax purposes for compensation in excess of $1,000,000 per year per covered employee.

New Incentive Plan Benefits

As of the date hereof, no awards have been granted under the Incentive Plan. The aggregate number of shares and aggregate total dollar value of potential future awards under the Incentive Plan that may be made to any of our named executive officers or to our executive officers, non-executive officer employees or non-executive directors as a group are not yet determinable because the types and amounts of awards and selection of participants are subject to the administrator’s future determination.

Registration with the SEC

If the Incentive Plan is approved by the Blue shareholders and becomes effective, Pubco is expected to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after becoming eligible to use such form.

Equity Compensation Incentive Plan Information

Pubco did not maintain, or have any securities authorized for issuance under, any equity compensation Incentive Plans as of December 31, 2025.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that adoption of the 2026 Stock Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex E, be authorized, confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Incentive Plan Proposal does not require the passing of a resolution under the Current Charter and Cayman Islands law. Notwithstanding this, the Blue Board is asking the Blue shareholders to approve the Incentive Plan Proposal as an ordinary resolution, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Blue Extraordinary General Meeting and will have no effect on any of the proposals.

The adoption of the Incentive Plan Proposal is conditioned upon the adoption of the Business Combination Proposal and the Merger Proposal.

Recommendation of the Blue Board

THE BLUE BOARD UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE NASDAQ PROPOSAL (PROPOSAL 13)

Overview

Pursuant to Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination, Pubco expects to issue up to approximately 72,964,283 shares of Pubco Common Stock in connection with the Business Combination. For further details, see “The Business Combination Proposal.”

Accordingly, the aggregate number of shares of Pubco Common Stock that Pubco will issue in connection with the Business Combination will exceed 20% of both the voting power and the shares of Pubco Common Stock outstanding before such issuance and this issuance of shares may result in a change of control of the registrant under Nasdaq Listing Rule 5635(b), and for these reasons, Blue is seeking the approval of Blue shareholders for the issuance of Pubco Common Stock in connection with the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635(a) and (b), the issuance of up to 72,964,283 shares of Pubco Common Stock in connection with the Business Combination, be approved.”

Vote Required for Approval

The approval of the Nasdaq Proposal does not require the passing of a resolution under the Current Charter and Cayman Islands law. Notwithstanding this, the Blue Board is asking the Blue shareholders to approve the Nasdaq Proposal by way of an ordinary resolution, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Blue Extraordinary General Meeting and will have no effect on any of the proposals.

The adoption of the Nasdaq Proposal is conditioned upon the adoption of the Business Combination Proposal.

Recommendation of the Blue Board

THE BLUE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE ‘‘FOR’’ THE NASDAQ PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL (PROPOSAL 14)

Effective upon the Closing, the Pubco Board will consist of seven (7) directors, at least four (4) of whom will be required to qualify as an independent director under Nasdaq rules. The Pubco Board shall be comprised of (i) two (2) persons that are designated by Blue prior to the Closing (at least one (1) of whom shall be an independent director in accordance with the requirements of Nasdaq), (ii) four (4) persons that are designated by Blockfusion prior to the Closing (at least two (2) of whom shall be an independent director in accordance with the requirements of Nasdaq), and (iii) one (1) additional member (who shall be an independent director in accordance with the requirements of Nasdaq) to be mutually agreed upon by Blue and Blockfusion prior to the Closing.

For more information on the experience of each of these director nominees, see the section entitled “Board of Directors and Management Following the Business Combination” in this proxy statement/prospectus.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution that, the seven (7) persons listed below be elected to serve terms on Pubco’s board of directors effective at the Effective Time as set forth in the Proposed Charter or until their respective successors are duly elected and qualified, be approved in all respects:

Alex Martini-Lo Manto

Kant Trivedi

Alberto Pontonio

Ketan Seth

Aber Whitcomb.

[_]

[_].”

Vote Required for Approval

The approval of the Director Election Proposal does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Blue Board is asking the Blue shareholders to approve the Director Election Proposal by ordinary resolution, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Blue Extraordinary General Meeting and will have no effect on any of the proposals.

The adoption of the Director Election Proposal is conditioned upon the adoption of the Business Combination Proposal and the Merger Proposal.

Recommendation of the Blue Board

THE BLUE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR”
THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

THE ADJOURNMENT PROPOSAL (PROPOSAL 15)

Overview

The Adjournment Proposal, if adopted, will allow the Blue Board to adjourn the Blue Extraordinary General Meeting to a later date or dates, at the determination of the Blue Board. The Adjournment Proposal may be presented to Blue shareholders in the event that based upon the tabulated vote at the time of the Blue Extraordinary General Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Merger Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, and the Director Election Proposal. In no event will the Blue Board adjourn the Blue Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Cayman Islands.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Blue’s shareholders, the Blue Board may not be able to adjourn the Blue Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the board of directors of Blue or the chairman of the Extraordinary General Meeting, if necessary, to permit further solicitation and vote of proxies be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Adjournment Proposal will require an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Blue Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Blue Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Blue Extraordinary General Meeting and will have no effect on any of the proposals.

Recommendation of the Blue Board

THE BLUE BOARD UNANIMOUSLY RECOMMENDS THAT
SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following description addresses the U.S. federal income tax consequences to (i) U.S. Holders and Non-U.S. Holders (as defined below) of Blue Ordinary Shares that elect to have their Blue Ordinary Shares redeemed for cash if the Business Combination is completed, (ii) U.S. Holders of Blue Ordinary Shares that participate in the Business Combination, and (iii) Non-U.S. Holders of owning and disposing of Pubco Common Stock after the Business Combination. The following description, including without limitation the descriptions set forth below under the headings “— Tax Consequences of the Business Combination to U.S. Holders of Blue Ordinary Shares” and “— Redemption of Blue Ordinary Shares,” is the opinion of Ellenoff Grossman & Schole LLP. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Blue Ordinary Shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Blue Ordinary Shares that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold Blue Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	specified expatriates or former long-term residents of the United States;

●	persons that acquired Blue Ordinary Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold Blue Ordinary Shares as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	controlled foreign corporations;

●	passive foreign investment companies;

●	partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;

●	persons required to accelerate the recognition of any item of gross income with respect to Blue Ordinary Shares as a result of such income being recognized on an applicable financial statement;

●	persons who actually or constructively own 5 % or more of Blue Ordinary Shares by vote or value (except as specifically provided below); or

●	the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as described herein, any tax reporting obligations of a holder of Blue Ordinary Shares. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold Blue Ordinary Shares through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of Blue Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on Blue Ordinary Shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Blue Ordinary Shares is made in U.S. dollars. Additionally, this description does not address the tax treatment of the Warrants in the Business Combination. Holders of Warrants should consult with their own tax advisors regarding the particular tax consequences to them of holding, exercising or disposing of the Warrants.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF BLUE ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. BLUE URGES BENEFICIAL OWNERS OF BLUE ORDINARY SHARES WHO CHOOSE TO EXERCISE THEIR REDEMPTION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE BUSINESS COMBINATION TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND OWNING AND DISPOSING OF BLUE ORDINARY SHARES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Business Combination to U.S. Holders of Blue Ordinary Shares

Subject to the discussion under “PFIC Considerations” and “Effects of Section 367 to U.S. Holders of Blue Ordinary Shares” below, it is intended that the Business Combination qualifies as an exchange described in Section 351(a) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not successfully challenge this position, and if so then the exchange of Blue Ordinary Shares for Pubco Common Stock will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351 of the Code. Assuming such qualification and subject to the discussion under “PFIC Considerations” and “Effects of Section 367 to U.S. Holders of Blue Ordinary Shares” below, a U.S. Holder that receives Pubco Common Stock in exchange for Blue Ordinary Shares in the Business Combination generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Common Stock received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the Blue Ordinary Shares exchanged therefor. The holding period of the Pubco Common Stock should include the holding period during which the Blue Ordinary Shares exchanged therefor were held by such U.S. Holder (which, as discussed above, should include the holding period of any Blue Ordinary Shares surrendered in the Business Combination).

PFIC Considerations

Even if the Business Combination qualifies as an exchange described in Section 351(a) of the Code, the Business Combination may still be a taxable event to U.S. Holders of Blue Ordinary Shares under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below.

Effect of PFIC Rules on the Business Combination

Even if the Business Combination qualifies as an exchange described in Section 351(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Blue Ordinary Shares for Pubco Common Stock in the Business Combination if Blue were classified as a PFIC at any time during such U.S. Holder’s holding period in the Blue Ordinary Shares. Any such gain would be treated as an “excess distribution” made in the year of the Business Combination and subject to the special tax and interest charge rules described below under “Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) should not apply to an Electing Shareholder (as defined below) with respect to its Blue Ordinary Shares for which a timely qualified election fund (“QEF”) election, QEF election with a purging election, or “mark-to-market” (“MTM”) election is made, as each such election is described below.

Definition and General Taxation of a PFIC

A non-U.S. corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least 25% of the shares by value, is passive income (the “gross income test”) or (b) at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income (the “asset test”). Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that Blue will not be eligible for the “start-up exception.” If Blue is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Blue Ordinary Shares and the U.S. Holder did not make either (a) a timely QEF election for Blue’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Blue Ordinary Shares, (b) a QEF election along with a “purging election,” or (c) a MTM election, all of which are described further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Blue Ordinary Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Blue Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Blue Ordinary Shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Blue Ordinary Shares. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Blue’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if Blue is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Blue Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Blue Ordinary Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Blue as a QEF, under Section 1295 of the Code, for Blue’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Blue Ordinary Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.”

A U.S. Holder’s ability to make a QEF election with respect to its Blue Ordinary Shares is contingent upon, among other things, the provision by Blue of certain information that would enable the U.S. Holder to make and maintain a QEF election. Blue will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that Blue will timely provide such information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder of Blue Ordinary Shares has not made a timely and effective QEF election with respect to Blue’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Blue Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Blue Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of Blue’s tax year in which Blue qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Blue Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Blue Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Blue Ordinary Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Blue Ordinary Shares and for which Blue is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Blue Ordinary Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Blue Ordinary Shares at the end of its taxable year over the adjusted basis in its Blue Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Blue Ordinary Shares over the fair market value of its Blue Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Blue Ordinary Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Blue Ordinary Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Blue Ordinary Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Blue Ordinary Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of Blue Ordinary Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including the acquisition of a foreign corporation by a domestic corporation in an exchange described in Section 351(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Blue Ordinary Shares on the date of the Business Combination.

A.	U.S. Holders Whose Blue Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own 10% or More of the Voting Power or Value of Blue

A U.S. Holder who, on the date of the Business Combination beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of Blue (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Blue Ordinary Shares it directly owns. A U.S. Holder’s ownership of Warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power or value of Blue. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of Blue and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Blue Ordinary Shares is the net positive earnings and profits of Blue attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.

B.	U.S. Holders Whose Blue Ordinary Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10% of the Voting Power and Value of Blue

A U.S. Holder who, on the date of the Business Combination, beneficially owns (directly, indirectly or constructively) Blue Ordinary Shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power and value of Blue will recognize gain (but not loss) with respect to the Business Combination unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to Blue Ordinary Shares received in the Business Combination in an amount equal to the excess of the fair market value of Blue Ordinary Shares received over the U.S. Holder’s adjusted tax basis in the Blue Ordinary Shares deemed surrendered in the Business Combination.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Blue Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other information:

(i)	a statement that the Business Combination is a Section 367(b) exchange;

(ii)	a complete description of the Business Combination;

(iii)	a description of any stock, securities or other consideration transferred or received in the Business Combination;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)	a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from Blue establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Blue Ordinary Shares, and (B) a representation that the U.S. Holder has notified Blue that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Business Combination occurs, and the U.S. Holder must send notice of making the election to Blue no later than the date such tax return is filed. In connection with this election, Blue may in its discretion provide each U.S. Holder eligible to make such an election with information regarding Blue’s earnings and profits upon request.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C.	U.S. Holders that Own Blue Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Business Combination, beneficially owns (directly, indirectly, or constructively) Blue Ordinary Shares with a fair market value less than $50,000 (and who own less than 10% of voting power or value of Blue) should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Business Combination and generally should not be required to include any part of the “all earnings and profits amount” in income.

All U.S. Holders of Blue Ordinary Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Redemption of Blue Ordinary Shares

Subject to the PFIC rules described above, in the event that a U.S. Holder of Blue Ordinary Shares exercises such holder’s right to have such holder’s Blue Ordinary Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such Blue Ordinary Shares pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a corporate distribution within the meaning of Section 301 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of Blue Ordinary Shares treated as held by the U.S. Holder (including any Blue Ordinary Shares constructively owned by the U.S. Holder as a result of, among other things, owning warrants) relative to the total number of all Blue Ordinary Shares both before and after the redemption. The redemption of Blue Ordinary Shares generally will be treated as a sale of the shares (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in Blue or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also Blue Ordinary Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include Blue Ordinary Shares that could be acquired pursuant to the exercise of the Warrants. In order to meet the substantially disproportionate test, the percentage of Blue’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Blue Ordinary Shares must, among other requirements, be less than 80% of the percentage of Blue’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either all the Blue Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or all the Blue Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock. The redemption of the Blue Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Blue. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Blue will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Blue Ordinary Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such holder’s shares of Blue Ordinary Shares generally will equal the cost of such shares. A U.S. Holder that purchased Blue Public Units would have been required to allocate the cost between the Public Shares and the Blue Public Share Rights comprising the Blue Public Units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Blue Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Blue Ordinary Shares. Special rules apply to dividends received by U.S. Holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. Holder in the redeemed Blue Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Blue Ordinary Shares, or, to the basis of Blue Ordinary Shares constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

Non-U.S. Holders

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Pubco Common Stock

Distributions on Pubco Common Stock

Distributions of cash or property to a Non-U.S. Holder in respect of Pubco Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from Pubco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Pubco’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in Pubco Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “— Gain on Disposition of Pubco Common Stock.”

Dividends paid to a Non-U.S. Holder of Pubco Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Pubco Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Pubco Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Pubco Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Pubco Common Stock

Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of Pubco Common Stock generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

●	the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

●	Pubco is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of Pubco Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such shares, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the shares disposed of. There can be no assurance that shares of Pubco Common Stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Pubco does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether Pubco is or will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that Pubco will not become such a corporation in the future.

Tax Consequences to Non-U.S. Holders That Elect to Have Their Blue Ordinary Shares Redeemed for Cash

This section is addressed to Non-U.S. Holders of Blue Ordinary Shares that elect to have their Blue Ordinary Shares redeemed for cash. For purposes of this description, a “Redeeming Non-U.S. Holder” is a Non-U.S. Holder that redeems its Blue Ordinary Shares.

Except as otherwise described in this section, a Redeeming Non-U.S. Holder who elects to have its Blue Ordinary Shares redeemed for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the description above under “— U.S. Holders — Redemption of Blue Ordinary Shares.”

A Redeeming Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

●	such Redeeming Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Redemption takes place and certain other conditions are met; or

●	such Redeeming Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Redeeming Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Redeeming Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any Redemption of Blue Ordinary Shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income received by a Redeeming Non-U.S. Holder that is effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Redeeming Non-U.S. Holder), will be taxed as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Blue Ordinary Shares Converted for Cash.” In addition, dividends received by a Redeeming Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Redeeming Non-U.S. Holders of Blue Ordinary Shares considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

This section makes references to holders of Blue Ordinary Shares that elect to have their Blue Ordinary Shares “converted” for cash as described in the section entitled “The Blue Extraordinary General Meeting — Redemption Rights.” For purposes of this description, “conversion” refers to the process of requesting that a holder’s Blue Ordinary Shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands law.

Information Reporting and Backup Withholding

Pubco must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Pubco Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Pubco Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Pubco Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Pubco Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of Pubco Common Stock.

INFORMATION ABOUT BLUE

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Blue.

Overview

We are a blank check company incorporated as an exempted company under the laws of the Cayman Islands on February 10, 2025, which seeks to effect a Business Combination with one or more businesses or entities.

Initial Public Offering

On June 16, 2025, we consummated our IPO of 20,125,000 Blue Public Units, including 2,625,000 Blue Public Units issued pursuant to the exercise of the underwriters’ over-allotment option. Each Blue Public Unit consists of one Blue Class A Ordinary Share and one Blue Public Share Right, with each Blue Public Share Right entitling the holder thereof to receive one tenth (1/10th) of one Blue Class A Ordinary Share upon consummation of by Blue of an initial business combination (including the proposed Business Combination). The Blue Public Units were sold at a price of $10.00 per unit, generating gross proceeds to Blue of $201,250,000.

Simultaneously with the closing of the IPO, we completed the private sale of an aggregate of 592,250 Blue Private Placement Units to our Sponsor and IPO Underwriters, at a purchase price of $10.00 per unit, generating gross proceeds of $5,922,500.

A total of $201,250,000 of the proceeds from the IPO and the Private Placement (which amount includes up to $7,043,750 of deferred underwriting fees), was placed in the Trust Account maintained by the Trustee.

It is the job of our Sponsor and management team to complete our initial business combination. We must complete our initial business combination by March 16, 2027, the end of our Combination Period, which is 21 months from the closing of our IPO, unless we decide to pursue an amendment to our Current Charter and select another time period in which we must consummate an initial business combination. If our initial business combination is not consummated by the end of our Combination Period, then our existence will terminate, and we will distribute all amounts in the Trust Account, as described further herein.

We may seek to extend the Combination Period consistent with applicable laws, regulations and stock exchange rules. Such an Extension would require the approval of our Public Shareholders, who will be provided the opportunity to redeem all or a portion of their Public Shares. Such redemptions will likely have a material adverse effect on the amount held in our Trust Account, our capitalization, principal shareholders and other impacts on our Company or management team, such as our ability to maintain our listing on Nasdaq.

Our Company

We are focused on identifying a business combination target within a manufacturing company or data center that aligns with green energy initiatives and sustainable industrial practices, as well as software development in emerging technologies like AI, cybersecurity and energy management. The ideal target will leverage cutting-edge clean energy solutions to drive environmentally responsible production processes. We are predominantly focused on targets within the U.S. However, our search may expand to international markets.

The ultimate objective is to establish a self-sustaining industrial operation powered by onsite green energy generation, such as solar, wind, or hydrogen-based systems. By overproducing energy, the expectation will be that the facility will not only meet its own operational needs but also contribute surplus energy to the broader market. This approach is expected to support the development of an eco-industrial park, fostering synergies among green industries and enhance energy security and reduce reliance on fossil fuels.

By seeking a business combination target with sustainable manufacturing and renewable energy generation, we are poised to drive long-term value creation and advance climate-friendly industrialization. Further, we believe this approach will yield enhanced margins compared to either direct manufacturing from grid power or from direct energy generation alone as the target will be expected to be able to produce energy at lower cost and convert its low-cost energy into a higher value product.

Experience and Responsibilities of our Sponsor

Our management team is led by Ketan Seth, our Chief Executive Officer and director, and David Bauer, our Chief Financial Officer and director. Mr. Seth has 20 years of deal making experience in the tech sector as well as in the data centers space. He is the CEO of Vezbi, the first American Super App focused on fintech and healthcare verticals both in the US as well as Latin America. Mr. Bauer served as CEO and a director of Matters Media (now Engrost Inc.), a digital media properties and management firm, from 2015 to January 2025, where he led all operations and M&A activity for the holding company, including financial operations.

We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the Trust Account

Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their Blue Class A Ordinary Shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the Trust Account (less income taxes, if any, payable), divided by the number of then outstanding Public Shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is initially anticipated to be $10.00 per Public Share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting fees to be paid to the IPO Underwriters. Our Sponsor, officers and directors have entered into an Insider Letter with us, pursuant to which they have agreed to waive redemption rights with respect to their Founder Shares, Blue Class A Ordinary Shares included in their Blue Private Placement Units, and any Public Shares they may hold in connection with the completion of our initial business combination.

Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Blue Class A Ordinary Shares that are validly submitted for Redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Blue Class A Ordinary Shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Manner of Conducting Redemptions

We will provide our Public Shareholders with the opportunity to redeem all or a portion of their Blue Class A Ordinary Shares upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement or whether we were deemed to be a foreign private issuer (which would require a tender offer rather than seeking shareholder approval under SEC rules). Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company (other than with a 90% subsidiary of ours) and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our Current Charter would require shareholder approval. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with Nasdaq’s shareholder approval rules.

The requirement that we provide our Public Shareholders with the opportunity to redeem their Public Shares by one of the two methods listed above is contained in provisions of our Current Charter and will apply whether or not we maintain our registration under the Exchange Act or our listing on Nasdaq. Such provisions may be amended if approved by a special resolution, which requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company, so long as we offer Redemption in connection with such amendment.

If we provide our Public Shareholders with the opportunity to redeem their Public Shares in connection with a general meeting, we will, pursuant to our Current Charter:

●	conduct the Redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

●	file proxy materials with the SEC.

If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law and our Current Charter, which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company, voting together as a single class. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of our initial business combination will require a special resolution, which requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company, voting together as a single class. A quorum for such meeting will be present if the holders of at least one third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. Our Sponsor, officers and directors will count toward this quorum and, pursuant to the Insider Letter, our Sponsor, officers and directors have agreed to vote their Founder Shares, Blue Class A Ordinary Shares underlying Blue Private Placement Units and any Public Shares purchased during or after the IPO in favor of our initial business combination (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction). For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained.

In accordance with the Insider Letter entered into concurrently with the IPO, all of the Blue Ordinary Shares owned by the Sponsor, equal approximately 26.7% of the issued and outstanding Blue Ordinary Shares (not including any Blue Class A Ordinary Shares issuable upon conversion of Blue Share Rights), will be voted in favor of each of the proposals. Assuming all of the outstanding Blue Ordinary Shares vote on each proposal, each of the proposals other than the Merger Proposal requires the affirmative vote of an additional 6,520,169 Blue Class A Ordinary Shares, or approximately 32.4% of the Public Shares, in order to be approved, where the Blue Class A Ordinary Shares vote together with the Blue Class B Ordinary Shares as a single class. Assuming all of the outstanding Blue Ordinary Shares vote on the Merger Proposal, the Merger Proposal requires the affirmative vote of an additional 11,180,529 Blue Class A Ordinary Shares, or approximately 55.6% of the Public Shares, in order to be approved, where the Blue Class A Ordinary Shares vote together with the Blue Class B Ordinary Shares as a single class. Assuming that only the holders of one-third of the issued and outstanding Blue Ordinary Shares, representing a quorum under our Current Charter, vote their shares, regardless of such vote pertains to an ordinary resolution or a special resolution of two-thirds of Blue Ordinary Shares voted at the meeting, we would not need any Public Shares in addition to the shares held by our Sponsor to be voted in favor of an initial business combination in order to approve an initial business combination. In addition, prior to the closing of our initial business combination, only holders of our Blue Class B Ordinary Shares (i) will have the right to appoint and remove directors prior to or in connection with the completion of our initial business combination and (ii) will be entitled to vote on continuing our company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). These quorum and voting thresholds, and the voting agreement of our Sponsor, officers and directors, may make it more likely that we will consummate our initial business combination. Each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or vote against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a Public Shareholder on the record date for the general meeting held to approve the proposed transaction.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:

●	conduct the Redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

●	file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct Redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on Public Shareholders not tendering more than the number of Public Shares we are permitted to redeem. If Public Shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

Upon the public announcement of our initial business combination, if we elect to conduct Redemption pursuant to the tender offer rules, we or our Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Blue Class A Ordinary Shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

We intend to require our Public Shareholders seeking to exercise Redemption, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a Public Shareholder seeking redemption of its Public Shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our Public Shares in connection with our initial business combination will indicate whether we are requiring Public Shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any Redemptions without the need for further communication or action from the redeeming Public Shareholders, which could delay Redemptions and result in additional administrative cost. If the proposed initial business combination is not approved and we continue to search for a target company, we will promptly return any certificates or shares delivered by Public Shareholders who elected to redeem their shares.

Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Blue Class A Ordinary Shares that are validly submitted for Redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Blue Class A Ordinary Shares submitted for Redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Limitation on Redemption Upon Completion of Our Initial Business Combination If We Seek Shareholder Approval

If we seek shareholder approval of our initial business combination and we do not conduct Redemptions in connection with our initial business combination pursuant to the tender offer rules, our Current Charter provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to excess shares without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the Public Shares could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, our Sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the Public Shares without our prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash.

However, we would not be restricting our shareholders’ ability to vote all of their shares (including excess shares) for or against our initial business combination.

Delivering Share Certificates in Connection with the Exercise of Redemption Rights

As described above, we intend to require our Public Shareholders seeking to exercise their Redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct Redemptions in connection with a shareholder vote, we intend to require a Public Shareholder seeking Redemption of its Public Shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our Public Shares in connection with our initial business combination will indicate whether we are requiring Public Shareholders to satisfy such delivery requirements. Accordingly, a Public Shareholder would have up to two business days prior to the scheduled vote on the initial business combination if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to seek to exercise its Redemption rights. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their Public Shares.

There is a nominal cost associated with the above-referenced process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the broker submitting or tendering shares a fee of approximately $100, and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise Redemption rights to submit or tender their shares. The need to deliver shares is a requirement of exercising Redemption rights regardless of the timing of when such delivery must be effectuated.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the proxy materials or tender offer documents, as applicable. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of Redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our Public Shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our Public Shareholders who elected to exercise their Redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any certificates delivered by Public Shareholders who elected to redeem their shares.

If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until the end of the Combination Period.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Our Current Charter provides that we will have only the duration of the Combination Period to complete our initial business combination. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of income taxes, if any, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such Redemption, subject to the approval of our remaining shareholders and the Blue Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our Share Rights, which will expire worthless if we fail to complete our initial business combination within the Combination Period.

Our Sponsor, officers and directors have entered into the Insider Letter with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Blue Class A Ordinary Shares underlying Blue Private Placement Units held by them if we fail to complete our initial business combination within the Combination Period, although they will be entitled to liquidating distributions from assets outside the Trust Account. However, if our Sponsor or management team acquire Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the allotted Combination Period.

Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our Current Charter (A) to modify the substance or timing of our obligation to allow Redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less income taxes payable, if any), divided by the number of then outstanding Public Shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, we may request the Trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO and the sale of the Blue Private Placement Units, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share Redemption amount received by shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the Company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Elliott Davis, PLLC, our independent registered public accounting firm, and the IPO Underwriters will not execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for the Company’s independent registered public accounting firm), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less income taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of Blue. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less income taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the IPO Underwriters against certain liabilities, including liabilities under the Securities Act. We will have access to amounts held outside of the Trust Account with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.

If we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our Public Shareholders. Additionally, if we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy/insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a liquidator or bankruptcy or other court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to us or our creditors and/or may have acted in bad faith, and thereby exposing itself and Blue to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the Combination Period, (ii) in connection with a shareholder vote to amend our Current Charter (A) to modify the substance or timing of our obligation to allow Redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the proposed business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of our Current Charter, like all provisions of Current Charter, may be amended with a shareholder vote.

Employees

We currently have two officers: Messrs. Ketan Seth, our CEO, and David Bauer, our CFO. They are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacities as such.

BLUE’S MANAGEMENT

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Blue before the Business Combination.

Directors and Executive Officers

We have six directors. The directors and executive officers of Blue are as follows as of the date of this proxy statement/prospectus:

Name	Age	Position
Ketan Seth	49	Chief Executive Officer and Director
David Bauer	42	Director and Chief Financial Officer
General (Retired) Wesley Clark	80	Non-Executive Chairman of the Board
Kenneth Moritsugu	80	Director
Nadim Qureshi	51	Director
Dario Dino Ferrari	56	Director

Ketan Seth, a director of our Company since February 10, 2025 and our CEO since February 10, 2025, has 20 years of deal making experience in the tech sector as well as in the data centers space. Since October 2022, Mr. Seth has been the CEO of Vezbi, the first American Super App focused on healthcare services such as telemedicine and small payment and remittance systems for B2B clients both in the US as well as Latin America. In addition, since August 2020, Mr. Seth has been CEO of AT Health Inc. (formerly Innovative Health Consulting LLC) and since January 2011, Mr. Seth has been Managing Partner of Alpha Trading LLC, a US based private investment holding company focused on fintech and healthcare. From 2005 to 2012, Mr. Seth was CEO of Innovative Logistics Solutions. From 2000 to 2004, Mr. Seth worked in the Deutsche Bank Investment Banking division, assisting on deal flow and private placements. From 1998 to 2000, Mr. Seth served as a Business Strategy Consultant at Deloitte Consulting. Mr. Seth earned a BA in Economics from University of Michigan and an MBA from the Stern School of Business at NYU, with a concentration in Finance, Entrepreneurship and Strategy. Mr. Seth is qualified to serve as a director of Blue due to his executive experience.

David Bauer, our CFO since February 25, 2025 and a director since June 12, 2025, served as CEO and a director of Matters Media (now Engrost Inc.), a digital media properties and management firm, from 2015 to January 2025, where he led all operations and M&A activity for the holding company, including financial operations. From 2012 to 2015, Mr. Bauer was head of operations, M&A Advisory in the financial services sector for Zenia Group. From 2007 to 2010, Mr. Bauer was employed by Goldman Sachs as a Financial Analyst in management, trading and servicing of distressed and par loans and was leader of the synthetic bank loans team. Mr. Bauer is qualified to serve as a director of Blue due to his financial and management experience.

General (Retired) Wesley Clark, a director since June 12, 2025, has served as a member of the board of directors of ImmunityBio, Inc. (NASDAQ: IBRX) since March 2021. Since 2003, he has served as Chairman and CEO of Wesley K. Clark & Associates, LLC, a strategic consulting firm specializing in business development, crisis support and strategic communications. Since 2010, he has served as Chairman and CEO of Enverra, Inc., a boutique investment bank. Gen. Clark has been a director of special purpose companies – from December 14, 2021 to December 13, 2024, Gen. Clark served as a director of Swiftmerge Acquisition Corp., and from September 2005 to October 2009, General Clark was a director of Argyle Security, Inc., formerly Argyle Security Acquisition Corporation. See “Prior SPAC Experience.” He served 34 years in the U.S. Army, rising through the ranks to become a four-star general in 1996. He served as the Supreme Allied Commander Europe of NATO from 1997 to 2000, where he commanded Operation Allied Force in the Kosovo War. Highly decorated throughout his career, Gen. Clark was awarded the U.S. Presidential Medal of Freedom by President William J. Clinton. He has been a director of Directa Plus S.p.A. since August 2022 and MCF Energy Ltd. since December 2022. Gen. Clark previously served on the boards of directors of Equinox Gold Corp. from 2020 to 2023, and Rentech, Inc. from 2010 to 2018. He is a graduate of the U.S. Military Academy at West Point, where he was class valedictorian. After graduating from West Point, he was awarded a Rhodes Scholarship to the University of Oxford where he earned degrees in philosophy, politics and economics. He earned a master’s degree in military science from the Command and General Staff College. Gen. Clark is qualified to serve as a member of the Blue Board based on his extensive leadership experience, success in both the public and private sectors, and experience serving on other public company boards of directors.

Dario Dino Ferrari, director since June 12, 2025, has been the President of Ferrari Express Inc. (“FEI”) since June 2000. As the President and shareholder of Ferrari Express, he successfully broadened the company’s activities, particularly in the fields of security and logistics, extending operations into Canada, Brazil, and Mexico. He also served as the CEO of Ferrari Logistics, Inc., a New York-based logistics company, until the merger with FEI in January 2016. Mr. Ferrari received a Law Degree from the Catholic University of Milan. Mr. Ferrari is qualified to serve as a director of Blue because of his management experience.

Dr. Kenneth Moritsugu, director since June 12, 2025, has been the President and CEO of First Samurai Consulting, LLC, a firm specializing in health consulting focused on public health systems and policies, since 2007. Rear Admiral Moritsugu was the Acting Surgeon General of the United States in 2002 and again from July 2006 to 2007, when he retired from the Commissioned Corps of the United States Public Health Service (USPHS). Rear Admiral Moritsugu was a career officer in the USPHS for 37 years, where he served as the Deputy Surgeon General of the United States from 1998. He also served in the following key HHS and government positions -- Director of the Division of Medicine, Deputy Director of the Bureau of Health Professions, Director of the National Health Service Corps, and Assistant Bureau Director for Health Services and Medical Director of the Federal Bureau of Prisons. From 2007, Dr. Moritsugu was the VP for Global Professional Education and Strategic Relations for Johnson & Johnson’s Diabetes Solutions Companies, and former Worldwide Chairman of the Johnson & Johnson (JJDI), until his retirement from Johnson & Johnson in 2013. He served as the Interim Chief Science and Medical Officer of the American Diabetes Association from August 2019 through June 2020. Dr. Moritsugu attended Chaminade College of Honolulu and earned a baccalaureate Degree with Honors from the University of Hawaii and a Master of Public Health in Health Administration and Planning from the University of California, Berkeley. Dr. Moritsugu is Board certified in Preventive Medicine; holds Fellowships in the American College of Preventive Medicine, the Royal Society of Public Health, the Royalty Society of Medicine, and the National Academy of Public Administration; and is a Certified Correctional Health Professional. He is an Adjunct Professor of Global Health at the George Washington University of Public Health and Adjunct Associate Professor of Preventive Medicine at the Uniformed Services University of the Health Sciences. Dr. Moritsugu is qualified to serve as a director of Blue due to his management experience.

Nadim Qureshi, director since June 12, 2025, is the Managing Partner of BPGC Management LP, a global private equity firm focused on transactions with the global industrials, materials and chemicals sectors, which he co-founded in 2020, where he is responsible for all aspects of firm and investment management. Mr. Qureshi has served as a director and officer of special purpose companies -- as Chairman, CEO and a director of BPGC Acquisition Corp. (formerly known as Ross Acquisition Corp II) since November 12, 2024 and prior thereto as Head of M&A since its inception in January 2021, as VP and Chief Strategy Officer of Quinpario Acquisition Corp. (“Quinpario”) from May 13, 2013 until June 30, 2014, and as a Managing Director for WL Ross & Co. LLC, an affiliate of the sponsor of WL Ross Holding Corp., Mr. Qureshi supervised the Business Combination of WL Ross Holding Corp. with Nexeo Solutions, Inc. and served as a board member of the combined company from 2016 to 2017. See “Prior SPAC Experience.” From 2018 to 2020, Mr. Qureshi served as Managing Partner at Invesco Private Markets, a private investing division of Invesco Ltd., an investment management company, and from 2015 served as Managing Director, and as Managing Partner of WL Ross & Co. LLC, a private equity firm focused on investments in financially distressed companies with undervalued stocks, which since 2006 has been operating as a wholly owned subsidiary of Invesco Ltd. From 2012 to 2015, Mr. Qureshi was a Partner at Quinpario Partners LLC, a private equity firm. From 2005 to 2012, he was a senior executive with Solutia, Inc. (as Senior Vice President, Emerging Markets from August 2011), and part of the management team that led the restructuring and transformation of Solutia from a bankrupt commodity producer to a profitable specialty chemicals business until its sale to Eastman Chemical in 2012. From 2000 to 2005, Mr. Qureshi worked at Arthur D. Little, a global management consulting firm, and Charles River Associates, a global consulting firm. Mr. Qureshi also was a member of the board of directors of International Seaways (NYSE:INSW) from July 2021 until February 2024 and Diamond S Shipping (NYSE:DSSI) from 2017 to 2021 (as Chairman from 2019 until its merger in 2021), Mr. Qureshi has a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Micromolecular Science from Case Western Reserve University, as well as a Master of Business Administration degree from Northwestern University. Mr. Qureshi is qualified to serve as a director of Blue due to his considerable experience in investment, finance and mergers & acquisitions, as well as his managerial experience and service as a member of several public companies, including special purpose acquisition companies.

Special Advisors

William (“Glenn”) Hill

Glenn Hill, age 53, has been the CEO of the Studebaker Group, a multinational conglomerate with a strong background in defense and intelligence, technology, mobility, finance, government, and critical industrial sectors, since February 2017. Since November 2021, he has been CEO of the Security Council of the UN Alliance for Sustainable Development Goals. From July 2011 to March 2017, he was Executive Director of Global Security for Blackspear Group. Mr. Hill has a strong network across the US, Africa, Europe and the Middle East, critical to providing logistical support in challenging, fast-paced environments. Mr. Hill received an Associate’s degree from Columbus State University and a Bachelor’s degree from KWU.

Mina Janeska

Mina Janeska, age 48, with 20 years of experience in real estate investment and asset management, including three years in the data center sector, is a trusted advisor in commercial strategy, market expansion, and sustainable investment. She has been the CEO of Nvisio Ltd., a strategic advisory platform providing investment and acquisition support across digital infrastructure and real estate that she founded, since November 2024. From May 2022 to October 2024, she was Commercial Director of Global Switch, a leading owner, operator and developer of large scale, carrier and cloud-neutral, multi-customer data centers in Europe and Asia Pacific. From March 2018 to May 2021, Ms. Janeska was Asset Manager for Fidelity International Ltd., a UK real estate fund. Ms. Janeska received a BSc degree in Urban Estate Management from University College Westminster and an MSc degree in Cognitive and Decision Sciences from University College London.

Francisco de Borbon Graf von Hardenberg

Francisco de Borbon Graf von Hardenberg, age 47, has been a Managing Partner of Alpha Trading LLC, a US based company in the fields of precious metals and oil & gas, which he co-founded, since 2012. Since 2012, he has been in a Member of the YGL G8. Since 2012, he has been a Partner and board member of Graf Hardenberg GMBH, dealership chain for VW-Porsche-Audi Group in Southern Germany. In 2016, he was appointed Managing Partner of Neftan Co, global financing vehicle specializing in trading and logistics. Since 2016, he has been a Partner and board member of Aeris Trading LLC, New York. In 2015, he was appointed to the advisory board of WPFH, a publicly traded online gaming and gambling company, currently uplisting to the Nasdaq as a fintech company. In 2005, he founded ASAP Sports in Madrid, which became ASAP Group in 2010 with the creation of ASAP SBS USA and ASAP Productions. He was sports director in CMG in Madrid from 2003 to 2005, and acquired FIFA agent title in 2005. In 2002, he worked for IMG in Miami, managing Latin American ATP and PGA. In 2024, he was appointed senator of the UNASDG and Ambassador at large for Africa for UNDMRO, both IGO’s under the United Nations undergoing humanitarian efforts in Africa and South America through diplomacy. In 2018, he was named 50th Grand Master of the Military and Hospitaller Order of St Lazarus of Jerusalem, 1,200 year old global charitable organization as well as President of the Saint Lazarus Foundation, present in 52 countries worldwide. In 2017, he was named as Co-Chair of Pvblic Foundations Latin Impact Summit for the United Nations. He graduated Cum Laude with a BS in Sport Management and Business from Barry University in Miami.

Our special advisors may assist our management team with sourcing and evaluating business opportunities and devising plans and strategies to optimize any business that we acquire. However, unlike our management team, our special advisors are not responsible for managing our day-to-day affairs and has no authority to engage in substantive discussions with business combination targets on our behalf.  For their services, each of our special advisors will receive an indirect interest of 25,000 Founder Shares through membership interests in Blue Holdings.

Director Independence

Nasdaq rules require that a majority of the Blue Board be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Our board of directors has determined that General (Ret.) Wesley Clark, Nadim Qureshi, Dario Dino Ferrari and Kenneth Moritsugu are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors has regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has established two standing committees: an audit committee and a compensation committee. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below.

Audit Committee

Our board of directors has established an audit committee of the board of directors. Nadim Qureshi, Dario Dino Ferrari and Kenneth Moritsugu serve as the members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. Nadim Qureshi, Dario Dino Ferrari and Kenneth Moritsugu are each independent. Nadim Qureshi serves as the Chairman of the audit committee. Each member of the audit committee is financially literate and our board of directors has determined that Mr. Qureshi qualifies as an “audit committee financial expert” as defined in applicable SEC rules. We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

●	assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with us in order to evaluate their continued independence;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blue”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Our board of directors has established a compensation committee of our board of directors. The members of our compensation committee are Nadim Qureshi and Dario Dino Ferrari. Mr. Ferrari serves as Chair of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have a compensation committee of at least two members, all of whom must be independent. Nadim Qureshi and Dario Dino Ferrari are each independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officers based on such evaluation;

●	reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The Current Charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605I(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Blue Board. The Blue Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Nadim Qureshi and Dr. Kenneth Moritsugu. In accordance with Rule 5605I(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

Our board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in our Current Charter.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Blue Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Clawback Policy

We have adopted a compensation recovery policy that is compliant with Nasdaq listing rules as required by the Dodd-Frank Act.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees. We have filed a copy of our code of ethics as an exhibit to our IPO Prospectus. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the code of ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. If we make any amendments to our code of ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this Form S-1 or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Our Current Charter provides that our officers and directors will be indemnified by us to the fullest extent permitted by law, as it now exists or may in the future be amended, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed, and any persons who may become officers or directors prior to the initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BLUE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto, which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a blank check company incorporated on February 10, 2025 as a Cayman Islands exempted company and formed for the purpose of effecting an initial Business Combination. We have not selected any business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We may pursue an initial Business Combination in any business or industry. We intend to effectuate our initial Business Combination using cash from the proceeds of the Initial Public Offering and the Private Placement, the proceeds of the sale of our securities in connection with our initial Business Combination (pursuant to any forward purchase agreements or backstop agreements we may enter into following the consummation of the Initial Public Offering or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, other securities issuances, or a combination of the foregoing.

The issuance of additional securities in connection with a Business Combination to the owners of the target or other investors:

●	may significantly dilute the equity interest of our shareholders, which dilution would increase if the anti-dilution provisions in the Class B Ordinary Shares resulted in the issuance of Class A Ordinary Shares on a greater than one-for-one basis upon conversion of the Class B Ordinary Shares;

●	may subordinate the rights of holders of Class A Ordinary Shares if preference shares are issued with rights senior to those afforded our Class A Ordinary Shares;

●	could cause a change in control if a substantial number of our Class A Ordinary Shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

●	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

●	may adversely affect prevailing market prices for our Class A Ordinary Shares and/or Rights.

Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of a target, it could result in:

●	default and foreclosure on our assets if our operating revenues after an initial Business Combination are insufficient to repay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

As indicated in the unaudited condensed financial statements and the notes as of September 30, 2025 and for the period from February 10, 2025 (inception) through September 30, 2025 and as indicated in the audited financial statements and notes as of February 28, 2025 and for the period from February 10, 2025 (inception) through February 28, 2025, thereto included in this Report under “Item 1. Financial Statements,” at September 30, 2025 and February 28, 2025, we had $1,045,403 and $0 of cash and working capital (deficiency) of $1,061,429 and $(18,741), respectively. Further, we expect to incur significant costs in the pursuit of our initial Business Combination. We cannot assure you that our plans to raise capital or to complete our initial Business Combination will be successful.

 We may seek to extend the Combination Period consistent with applicable laws, regulations and stock exchange rules by amending our Amended and Restated Articles. Any such amendment would require the approval of our Public Shareholders, who will be provided the opportunity to redeem all or a portion of their Public Shares in connection with the vote on such approval. Such redemptions will decrease the amount held in our Trust Account and our capitalization, and may affect our ability to maintain our listing on Nasdaq. In addition, the Nasdaq Rules currently require SPACs (such as us) to complete their initial Business Combination in accordance with the Nasdaq 36-Month Requirement. If we do not meet the Nasdaq 36-Month Requirement, our securities will likely be subject to a suspension of trading and delisting from Nasdaq.

Recent Developments

The Sponsor deposited an aggregate of $249,950 into our bank account, depositing $50,000 in April 2025, and $199,950 in May 2025. The $249,950 will be accounted for as a capital contribution by the Sponsor and applied to the Sponsor’s purchase of Private Placement Units in the Private Placement.

In May 2025, we effected a share capitalization for an additional 1,009,988 Class B Ordinary Shares for no additional consideration, resulting in 7,069,913 Class B Ordinary Shares outstanding. Of the 7,069,913 Class B Ordinary Shares outstanding, up to 922,162 Ordinary Shares were subject to forfeiture to our Company by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full or in part. All share and per-share amounts have been retroactively restated to reflect the share capitalization.

On June 16, 2025, we consummated the Initial Public Offering of 20,125,000 Public Units, which includes 2,625,000 Option Units issued pursuant to the full exercise of the Over-Allotment Option. The Public Units were sold at a price of $10.00 per Public Unit, generating gross proceeds to us of $201,250,000. Each Public Unit consists of one Public Share and one Public Right.

In connection with the consummation of the Initial Public Offering, we issued, to the underwriters and/or their designees, 175,000 Representative Shares.

We had borrowed $193,236 through June 16, 2025, the consummation of the Initial Public Offering, and repaid $203,557 to the Sponsor to settle the balance on June 16, 2025. The overpayment of $10,321 was recorded as a related party receivable.

Simultaneously with the closing of the Initial Public Offering, we completed the private sale of an aggregate of 592,250 Private Placement Units to the Sponsor, BTIG and Roberts & Ryan at a price of $10.00 per Private Placement Unit for an aggregate purchase price of $5,922,500. The Private Placement Units (and underlying securities) are identical to the Blue Public Units, except as otherwise disclosed in the IPO Registration Statement. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the Private Placement Units was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

A total of $201,250,000 of the proceeds from the Initial Public Offering and the Private Placement (which amount includes up to $7,043,750 of the underwriters’ deferred underwriting commissions), was placed in a U.S.-based trust account maintained by Continental, acting as trustee, with the remaining proceeds from the Private Placement going to the our working capital account (a portion of which will be used to pay offering expenses). Except with respect to interest earned on the funds in the Trust Account that may be released to the us to pay our taxes, if any, and up to $100,000 for dissolution expenses, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of the our initial Business Combination, (ii) the redemption of the Public Shares if we are unable to complete our initial Business Combination within the Combination Period, subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Amended and Restated Articles to modify (x) the substance or timing of its obligation to redeem 100% of the Public Shares if it has not consummated an initial Business Combination within the Combination Period or (y) any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since February 10, 2025 (inception) through September 30, 2025 have been (i) organizational activities and (ii) activities relating to (x) the Initial Public Offering and (y) identifying and evaluating prospective acquisition candidates and activities in connection with the initial Business Combination. Following the initial public offering, we will not generate any operating revenues until after completion of our initial Business Combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after the initial public offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance, among others), as well as for due diligence expenses.

For the three months ended September 30, 2025, the Company had net income of $1,879,085 consisting of $2,106,133 of dividend income on marketable securities held in the Trust Account and $12,350 of interest income generated on cash in the operating bank account, offset by $79,150 of formation, general, and administrative expenses, $98,956 of legal and accounting expenses, $15,500 of administrative services fee, $26,888 of listing fees, and $18,904 of insurance expense.

For the period from February 10, 2025 (inception) through September 30, 2025, the Company had net income of $2,062,713 consisting of $2,427,270 of dividend income on marketable securities held in the Trust Account and $13,089 of interest income generated on cash in the operating bank account, offset by $194,790 of formation, general, and administrative expenses, $115,738 of legal and accounting expenses, $17,833 of administrative services fee, $26,888 of listing fees, and $22,397 of insurance expense.

For the period from February 10, 2025 (inception) through February 28, 2025, the Company had net loss of $11,741 consisting of $11,741 of formation and general and administrative costs.

Liquidity and Capital Resources

Our liquidity needs have been satisfied prior to the completion of the Initial Public Offering through $25,000 paid by the Sponsor to cover certain of our offering and formation costs in exchange for the issuance of the Founder Shares to our Sponsor and $300,000 in loans from our Sponsor.

On June 16, 2025, the Company consummated the Initial Public Offering of 20,125,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,625,000 Option Units, at $10.00 per Unit, generating gross proceeds of $201,250,000. Each Unit consists of one Public Share and one Public Right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of the initial Business Combination.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement of 592,250 Private Placement Units at a price of $10.00 per Private Placement Unit, to the Sponsor and the underwriters in the Initial Public Offering, generating gross proceeds of $5,922,500. Each Private Placement Unit consists of one Private Placement Share and Private Placement Right to receive one-tenth (1/10) of one Class A Ordinary Share upon the consummation of an initial Business Combination.

Following the closing of the Initial Public Offering, on June 16, 2025, an amount of $201,250,000 ($10.00 per Unit) from the net proceeds of the Initial Public Offering and the Private Placement, was placed in the Trust Account, with Continental acting as trustee. The funds are initially held in cash, including demand deposit accounts at a bank, or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the Trust Account, we may, at any time (based on Management’s ongoing assessment of all factors related to the potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest-bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our taxes, if any, the proceeds from the Initial Public Offering and the Private Placement will not be released from the Trust Account until the earliest of (i) the completion of our initial Business Combination, (ii) the redemption of the Public Shares if we are unable to complete the initial Business Combination within the Combination Period, subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Amended and Restated Articles to modify (1) the substance or timing of our obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Public Shares if we have not consummated an initial Business Combination within the Combination Period or (2) any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (excluding deferred underwriting commissions). We may withdraw interest to pay our income taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. We expect the interest earned on the amount in the Trust Account will be sufficient to pay our income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2025 and February 28, 2025, we had $1,045,403 and $0 of cash held outside the Trust Account, respectively. We will use these funds to primarily identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

We do not believe we will need to raise additional funds following the Initial Public Offering in order to meet the expenditures required for operating our business prior to our initial Business Combination. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us Working Capital Loans as may be required. If we complete our initial Business Combination, we would repay such Working Capital Loans. In the event that our initial Business Combination does not close, we may use amounts held outside the Trust Account to repay such Working Capital Loans, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Private Placement Units. The terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such Working Capital Loans. Prior to the completion of our initial Business Combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

We expect our primary liquidity requirements during the first twelve months of our Combination Period to include approximately $225,000 for legal, accounting, due diligence, travel and other expenses associated with structuring, negotiating and documenting successful business combinations; $200,000 for legal and accounting fees related to regulatory reporting requirements; $85,000 for Nasdaq and other regulatory fees; $60,000 for office space and administrative services; approximately $400,000 for directors’ and officers’ liability insurance; and approximately $180,000 for general working capital that will be used for miscellaneous expenses and reserves.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in the Trust Account to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed Business Combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific Business Combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

Moreover, we may need to obtain additional financing to complete our initial Business Combination, either because the transaction requires more cash than is available from the proceeds held in our Trust Account or because we become obligated to redeem a significant number of our Public Shares upon completion of the Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. In addition, we intend to target businesses with enterprise values that are greater than we could acquire with the net proceeds of the Initial Public Offering and the Private Placement, and, as a result, if the cash portion of the purchase price exceeds the amount available from the Trust Account, net of amounts needed to satisfy any redemptions by Public Shareholders, we may be required to seek additional financing to complete such proposed initial Business Combination. We may also obtain financing prior to the closing of our initial Business Combination to fund our working capital needs and transaction costs in connection with our search for and completion of our initial Business Combination. There is no limitation on our ability to raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial Business Combination, including pursuant to any forward purchase agreements or backstop agreements we may enter into following consummation of the Initial Public Offering. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial Business Combination. If we are unable to complete our initial Business Combination because we do not have sufficient funds available to us, we will be forced to liquidate the Trust Account. In addition, following our initial Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-Balance Sheet Arrangements

As of September 30, 2025 and February 28, 2025, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities as of September 30, 2025 or February 28, 2025. Pursuant to the Underwriting Agreement, the underwriters of our Initial Public Offering were entitled to a Deferred Fee of $0.35 per Public Unit, or $7,043,750 in the aggregate, payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a Business Combination, subject to the terms of the Underwriting Agreement.

Commencing on the effective date of the Initial Public Offering, the Company entered into an agreement with the managing member of our Sponsor to pay an aggregate of $5,000 per month for office space, utilities, and secretarial and administrative support, pursuant to the Administrative Services Agreement. These monthly fees will cease upon the completion of the initial Business Combination or our liquidation. For the three months ended September 30, 2025 and for the period from February 10, 2025 (inception) through September 30, 2025, the Company recorded $15,500 and $17,833, respectively, to administrative services fee - related party on the statement of operations and has paid $12,833 as of September 30, 2025, resulting in an accrual of $5,000 to administrative services fee payable - related party on the balance sheet. The Company did not record any amounts for the period from February 28, 2025 (inception) through February 28, 2025 as the agreement was not in effect.

The Sponsor had agreed to loan us an aggregate of up to $300,000 to be used for a portion of the expenses of the Initial Public Offering pursuant to the IPO Promissory Note. The IPO Promissory Note was non-interest bearing, unsecured and due at the earlier of December 31, 2025 or the closing of the Initial Public Offering. The loan was repaid out of the $747,500 of offering proceeds that have been allocated to the payment of offering expenses. We had borrowed $193,236 through June 16, 2025, the consummation of the Initial Public Offering, and repaid $203,557 to the Sponsor to settle the balance on June 16, 2025. The overpayment of $10,321 was recorded as a related party receivable as of September 30, 2025. As of February 28, 2025, the Company had borrowed $26,089 under the IPO Promissory Note.

Commitments and Contingencies

The holders of (i) Founder Shares, (ii) Private Placement Units (and their underlying securities) and units that may be issued upon conversion of Working Capital Loans (and their underlying securities), if any, (iii) the Representative Shares, (iv) any Class A Ordinary Shares issuable upon conversion of the Founder Shares and (v) any Class A Ordinary Shares held by the Initial Shareholders at the completion of the Initial Public Offering or acquired prior to or in connection with the initial Business Combination, will be entitled to registration rights pursuant to the Registration Rights Agreement. These holders will be entitled to make up to three demands and have piggyback registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting estimates as of September 30, 2025 or February 28, 2025.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07. The amendments in ASU 2023-07 require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the CODM, as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. ASU 2023-07 requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by ASC 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in ASU 2023-07 and existing segment disclosures in ASC 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted ASU 2023-07 on February 10, 2025 (inception).

In December 2023, the FASB issued ASU 2023-09, which provides for additional disclosures primarily related to the income tax rate reconciliations and income taxes paid. ASU 2023-09 requires entities to annually disclose the income tax rate reconciliation using both amounts and percentages, considering several categories of reconciling items, including state and local income taxes, foreign tax effects, tax credits and nontaxable or nondeductible items, among others. Disclosure of the reconciling items is subject to a quantitative threshold and disaggregation by nature and jurisdiction. ASU 2023-09 also requires entities to disclose net income taxes paid or received to federal, state and foreign jurisdictions, as well as by individual jurisdiction, subject to a five percent quantitative threshold. ASU 2023-09 may be adopted on a prospective or retrospective basis and is effective for fiscal years beginning after December 15, 2024, and for interim periods for fiscal years beginning after December 15, 2025, with early adoption permitted. We are currently assessing the impact, if any, that ASU 2023-09 would have on our financial position, results of operations or cash flows.

INFORMATION ABOUT BLOCKFUSION

Unless the context otherwise requires, all references in this section to “Blockfusion” the “Company,” “we,” “us” or “our” refer to Blockfusion USA, Inc. and its subsidiaries prior to consummation of the proposed Business Combination with Blue. It is expected that, following the consummation, if any, of the Business Combination, the business and operations of Pubco will be substantially those of Blockfusion as described in this “Information About Blockfusion” section of this proxy statement/prospectus.

Business Overview

Blockfusion USA, Inc., together with its wholly-owned operating subsidiary North East Data, LLC (collectively, “Blockfusion,” the “Company,” “we,” “us” or “our”), is a digital infrastructure developer and operator focused on high-density, high-efficiency computing workloads. Our flagship campus, a purpose-built data-center facility located at 5380–5384 Frontier Avenue in Niagara Falls, New York (the “Niagara Facility”), currently provides colocation, hosting and managed services for large-scale digital asset mining tenants. Blockfusion is transitioning its business model to support artificial intelligence (“AI”) training and inference workloads and other high-performance computing (“HPC”) applications, subject to completion of facility modifications, receipt of required permits and regulatory approvals and availability of adequate capital (such transition, including the construction, design, engineering, building, infrastructure updates and other related activities, collectively, the “HPC/AI Transition” as further described under the sub-heading “HPC/AI Transition” below). Blockfusion’s management believes that aspects of our existing business may provide us with competitive and timing advantages relative to our anticipated HPC/AI Transition plans, as compared with a development of a greenfield site, for example, these aspects include the Niagara Facility’s adequate power, water, and fiber connectivity. Additionally, Blockfusion has begun to effectuate the HPC/AI Transition by taking steps including obtaining the requisite zoning for the HPC/AI Transition. Additionally, Blockfusion has begun design work with vendors to create conceptual designs, architectural floorplans and engineering specifications for the HPC/AI Transition. Blockfusion’s strategy pairs competitively priced, predominantly clean power with proprietary designs integrating cooling, load-balancing and power-management technologies to deliver efficient, reliable and sustainable compute capacity in a power-constrained market.

Our mission is to deliver scalable, sustainable, and strategically located digital infrastructure that meets the surging demand for HPC/AI. By leveraging clean energy, repeatable technologies, and rapid deployment capabilities, Blockfusion enables clients to achieve faster time-to-market while creating long-term value in a power-constrained market.

We currently generate revenues through two primary streams: (a) hosting and managed-services fees calculated on a megawatt and performance-fee basis; and (b) participation in NYISO demand-response programs, which compensate us for reducing load at the Niagara Facility during peak-demand periods or grid-reliability events. For the fiscal year ended December 31, 2024, revenue from hosting and implementation services represented accounted for 100% of total revenue, while Energy Program activities were recorded as other income. Blockfusion believes that HPC colocation will become its largest revenue contributor over the medium term as AI customers scale deployments.

Blockfusion was formed in 2019 as a Delaware limited liability company under the name Blockfusion USA, LLC. On February 9, 2021, the Company converted into a Delaware corporation. Our corporate headquarters are located at 447 Broadway, 2nd Floor, #538, New York, NY 10013 and its telephone number is (212) 561-1200. We maintain a website at https://blockfusion.com; information contained on or accessible through our website is not incorporated by reference into, and does not constitute a part of, this registration statement.

Business Model Transition and Facility Upgrades

Blockfusion is redesigning its Niagara Facility to be a next-generation high-performance-computing and artificial intelligence (“HPC/AI”) data-center campus. To prepare for transition, Blockfusion engaged a team of industry-leading firms (the “Strategic Transition Partners,” as further described below) to collaborate with Blockfusion management on the development, over a period of more than a year, of detailed engineering, design, architecture and construction plans referred to herein as the “HPC/AI Development Plans.” As part of the HPC/AI Transition, Blockfusion expects to implement significant changes to the Niagara Facility, including the material infrastructure and technology updates described in further detail under the sub-heading “Niagara Facility Upgrades” below.

Blockfusion’s plans to become a HPC/AI data center company are subject to a variety of risks and uncertainties, some of which may not be foreseeable or within Blockfusion’s control. If Blockfusion is not able to, among other things, secure the significant necessary capital required to effect the HPC/AI Transition, enter into one or more colocation lease or other customer offtake agreement on acceptable terms and identify and pursue certain expansion opportunities, or if the timeline, costs, permitting processes or other elements of such transition are different from Company management’s expectations, Blockfusion’s future business and results of operations will also be different, perhaps materially and adversely, from present management expectations. Company management’s goals and business plans with respect to such HPC/AI Transition may not be achieved, in whole or in part, and, if achieved at all may be at higher costs, over longer timelines and with results that are different from present expectations. Further information about Blockfusion’s transition to become a HPC/AI data center company and the potential risks associated therewith can be found below and in other sections of this proxy statement/prospectus, including under the headings “Blockfusion Management Discussion and Analysis,” “Background of the Business Combination” and “Risk Factors.”

Industry Background

The data center industry is experiencing significant growth, driven by the increasing adoption of cloud computing, AI, and other data-intensive applications. The proliferation of AI and machine learning workloads, in particular, has resulted in a substantial increase in demand for high-performance, scalable, and energy-efficient data center infrastructure.

As evidence by an article entitled “Generative AI’s Unprecedented Adoption Cycle” published by Forbes on July 22, 2025, the artificial intelligence era has demonstrated unprecedented adoption velocity. Semrush data shows that ChatGPT reached approximately 100 million users within two months of launch in late 2022, growing to an estimated 529.9 million unique visitors by 2025. Based on a report entitled “Artificial Intelligence Market (2025-2033)” published on September 24, 2025, by Grand View Research, the AI market is projected to expand from $391 billion in 2025 to $3.3 trillion by 2033. According to a Standford report from April 2025, enterprise adoption accelerated from 55% of organizations utilizing AI in 2023 to 78% in 2024, and according to a PWC report from October 2024, 49% of technology leaders reporting full integration into core business strategy.

A key trend in the industry is the rapid acceleration of compute demand. According to Bain & Company report from September 23, 2025 entitled “How Can We Meet AI’s Insatiable Demand for Compute Power?,” while advances in semiconductor technology have improved chip efficiency, the overall demand for compute power has outpaced these gains, resulting in increased requirements for both total power and high-density infrastructure. According to a report entitled “Can US Infrastructure Keep Up With the AI Economy?” published by Deloitte in June 24, 2025, electricity demand from U.S. AI data centers could surge more than thirtyfold to 123 gigawatts by 2035, up from roughly 4 gigawatts in 2024.

Based on a report entitled “North America Data Center Trends H1 2025” published by CBRE Group on September 8, 2025, power availability has become a primary constraint in multiple major data center markets, including Northern Virginia, Silicon Valley, and Dallas. In these markets, limitations in grid capacity, lengthy permitting processes, and competition for energy resources have extended development timelines for new data center projects, often to five years or more. As a result, data center operators and technology companies are increasingly seeking opportunities in emerging markets where power can be secured more quickly and at lower cost.

According to a July 10, 2024 report entitled “Data Center Market Insights 2024” published by Rider Levett Bucknall, sustainability considerations have also become central to site selection and operations, with customers and regulators placing greater emphasis on the use of renewable energy sources and the reduction of carbon emissions.

Blockfusion operates within this evolving landscape, with a present focus on transitioning the Company’s current business and its Niagara Facility to provide scalable, high-density, and energy-efficient data center infrastructure to meet the needs of AI and cloud computing customers.

As further described below, Company management believes that Blockfusion, which currently sources substantially all of its power from hydroelectric and nuclear generation, its management team, and its future anticipated HPC/AI business, following implementation of the Company’s HPC/AI Development Plans make the Company well-positioned to address the challenges of power availability, operational reliability, and sustainability that are central to the current and future requirements of the data center industry.

Planned Business of Blockfusion following the HPC/AI Transition

HPC/AI Transition

Blockfusion is transitioning to a business model in which the Company, after such HPC/AI Transition, expects to support customer demands for AI workloads and other HPC applications pursuant to colocation leases or other client services agreements (“HPC/AI Client Agreements,” and the potential future business of Blockfusion following the HPC/AI Transition, the “Blockfusion HPC/AI Business”). Blockfusion management presently expects to carry out the HPC/AI Transition in accordance with detailed engineering, construction, design and technical infrastructure plans and schematics the HPC/AI Transition Team (as defined below) developed with the Company’s HPC/AI Strategic Transition Partners (as further described below). For reasons further described below, Blockfusion management believes the Company and the Niagara Facility are particularly well-positioned to successfully effectuate such a transition given, among other things, the Company’s access to hydroelectric, nuclear and other alternative power sources (such as gas, wind, and solar power) (as further described under the sub-heading “Niagara Facility Location and Power Access” below); foundational facility infrastructure and technology (as further described under the sub-heading “Technology” below); the detailed HPC/AI Development Plans and experienced HPC/AI Transition Team the Company expects to engage to assist with the Transition (as further described under the sub-heading “HPC/AI Development Plans” below) and Blockfusion management’s commitment to transitioning the Company to become a HPC/AI data center business (as further described under the heading “Management After the Business Combination”). There are, however, numerous and wide-ranging risks and contingencies associated with such plans and transition processes, including, without limitation, the need to: secure significant capital to effect the construction, engineering, technical and other Niagara Facility upgrades associated with the HPC/AI Transition; enter into one or more long-term HPC/AI client agreements; identify and consummate expansion opportunities (with additional associated capital requirements) and secure additional permits and approvals. Furthermore, the HPC/AI Transition represents a material shift in the Company’s business model from Blockfusion’s historical operations and Blockfusion management has never managed an HPC/AI data center company. Additionally, even following the Company’s transition to operate the Blockfusion HPC/AI Business, there will be numerous risks, uncertainties and contingencies associated such future business, including risks that are not foreseeable and outside of Blockfusion’s control. Information about the future potential Blockfusion HPC/AI Business is prospective in nature and readers are urged not to rely on such information as factual or make investment decisions in reliance thereon. All statements regarding the HPC/AI Transition and the future potential business of Blockfusion after such business plans are implemented are forward-looking statements and should be read in conjunction with “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Blockfusion has received assistance from ING Financial Markets LLC (“ING”), its financial advisor, in connection with the HPC/AI Transition pursuant to the Financial Advisory Agreement, including assistance relative to the preparation of the Forecasts, which incorporate significant information about such transition, as further described under the section of this proxy statement /prospectus entitled “Background of the Business Combination – Certain Unaudited Financial and Operating Forecasts.”

HPC/AI Development Plans; Management Transition Forecasts

Blockfusion’s HPC/AI Development Plans were developed over a period of several months by Blockfusion management, working hand in hand with a team of Strategic Transition Partners that includes Gensler Architecture, Design & Planning, P.C. (“Gensler”), as architectural lead, Jaros, Baum & Bolles (“JB&B”) as lead mechanical, electrical, and plumbing engineering consultants, and Thornton Tomasetti Inc. (“Thornton Tomasetti”), as structural engineers (the “Strategic Transition Partners”), together with key Blockfusion personnel, including members of Blockfusion management, site managers, technical advisors and other key vendors and personnel (together with the Strategic Transition Partners, the “HPC/AI Transition Team”). Blockfusion chose these Strategic Transition Partners to be part of the HPC/AI Transition Team, subject to alignment and upon entering into final agreements with regard to the implementation phase of the development project, because these firms have relevant experience and expertise which enables them to provide Blockfusion management with up-to-date recommendations and information. Blockfusion management regarded this experience and expertise as important to the Blockfusion’s efforts to develop plans for its anticipated transition, which Blockfusion management intend to be responsive to current market developments, anticipated client demand and also realistically achievable (subject, of course, to numerous assumptions, as well as risks and contingencies, all as further described in greater detail elsewhere in this proxy statement/prospectus). This allowed Blockfusion management to formulate estimates of the potential costs, timeline and efforts required to implement the HPC/AI Transition, which estimates informed and were incorporated into the Blockfusion management forecasts contained and described in the section of this proxy statement/prospectus entitled “Background of the Business Combination – Certain Unaudited Financial and Operating Forecasts” (the disclosure contained in the foregoing section of this proxy statement/prospectus, the “Forecast Section,” describing the Blockfusion management “Forecasts” and the assumptions incorporated therein, the “Forecast Assumptions”) which forecasts and estimates are subject, in all respects, to risks and contingencies, as further described below and elsewhere in this proxy statement/prospectus, including under the heading “Risk Factors.” As of the date of this proxy statement/prospectus, Blockfusion has not yet entered into fully-negotiated agreements to engage the Strategic Transition Partners to assist with the implementation of the HPC/AI Transition, though certain outlines of such agreements and expected scope of work have been prepared, subject to finalization and agreement upon payment and other terms.

Transition Requirements; Estimated Timeline

Blockfusion management anticipates effectuating key elements of the transition to operate the Blockfusion HPC/AI Business in several phases over a multi-year period. Aspects of those plans and associated requirements are further detailed below and in the Forecast Section.

The initial phases of the HPC/AI Transition are expected to be focused, in large part, on execution of key construction, design and Niagara Facility infrastructure updates. Later phases of the HPC/AI Transition are anticipated to include base building construction, followed by the creation of a powered shell with primary mechanical, electrical, and plumbing (“MEP”) infrastructure, then an interior data-hall fit-out, and ultimately commissioning and go-live based on client requirements. While such efforts are underway, Blockfusion management also envisions evaluating, negotiating and, subject to various assumptions, consummating expansion opportunities, as further described under the heading “Expansion Opportunities” below.

These key activities will be among the most capital intensive aspects of the HPC/AI Transition, which Company management currently estimates may cost over $900 million; provided, however, that, depending on a variety of factors, some of which cannot be predicted and are not within Blockfusion’s control, actual costs may be greater, perhaps materially, and the final aggregate HPC/AI Transition-related costs may not be determinable until construction is underway or has been completed. If such construction and infrastructure upgrades take longer than expected or unforeseen challenges or delays are encountered, more capital may be required to complete the HPC/AI Development Plans. The Company’s anticipated potential sources of funding for such costs and expenses are further described under the Forecast Section under the sub-heading “Expenses - Sources of Capital.”

Niagara Facility Location and Power Access

The Niagara Facility is presently surrounded by major HPC semiconductor operators including those of Tesla, Yahoo!, and Micron, concentrated within New York’s SMART I-Corridor innovation hub. The SMART I-Corridor (Semiconductor Manufacturing and Research Technologies) is a regional economic development initiative in Western New York focused on attracting high-tech manufacturing and data-intensive industries, creating a concentration of advanced technology companies and infrastructure in the region. The Niagara Facility is also approximately 90 miles from Toronto, approximately 400 miles from New York City and approximately 460 miles from Boston, all of which Blockfusion believes make the site location potentially attractive to businesses in these areas with growing HPC/AI computing needs.

Based on current Company operational infrastructure, the approximate gross power capacity of the Niagara Facility as of the date of this proxy statement/prospectus is 50MWs, which at current gross to net power capacity ratios, enables Blockfusion to deploy approximately 46 aggregate MWs of power pursuant to client agreements under its current business model.

Power Mix of the Niagara Facility

Another significant advantage, in Blockfusion management’s view, to the Niagara Facility’s location is the Company’s access to hydroelectric power from the nearby 2GW Robert Moses Hydroelectric Facility and nuclear power from a variety of nuclear power stations that provide energy to NYISO Zone A, as further described under the sub-heading “Technology – Power Access” below. Based on management’s operational experience in energy-intensive digital infrastructure, Blockfusion believes its location in proximity to Niagara Falls location provides a material benefit through access to stable and low-cost electricity. The facility sources power within NYISO Zone A, a region anchored by hydroelectric generation from the Niagara Power Project, which contributes to consistently low volatility and historically favorable wholesale pricing. Relative to competing data-center markets located in transmission-constrained or fossil-dominated regions, Blockfusion benefits from materially lower delivered energy costs and reduced exposure to curtailment or congestion events.

As of the date of this proxy statement/prospectus, based on data reported by NYISO, most recently in November 2025, Blockfusion’s energy supplier and broker, EnergyMark, LLC (“EnergyMark”), estimates that the energy production source mix supplying the Niagara Facility is in excess of 89% emissions free, comprising a combination of hydroelectric, nuclear, wind, solar and other renewable power, and, as more fully described below, the Niagara Facility is effectively matched to near 100% renewable, zero-emissions electricity on a net-consumption basis. According to the NYISO Power Trends 2025 report, the energy mix of NYISO Zones A through E is estimated to comprise 89% zero-emissions resources and 11% fossil fuels and other resources. However, given Blockfusion’s location within NYISO Zone A and its location approximately 5 miles from the Robert Moses Hydroelectric Facility, EnergyMark believes that the portion of renewable and zero emissions electricity consumed at the Niagara Facility is significantly higher, and estimate that more than 50% of the power mix at the Niagara Facility is anchored in local hydroelectric power generation.

The limited emissions from the remaining portion of Blockfusion’s energy usage has been offset by the purchase of NY Tier 1 and Green-E Certified Renewable Energy Certificates (RECs), as evidenced by regular attestations provided by EnergyMark, most recently on November 10, 2025. EnergyMark procures NY Tier 1 RECs equal to the state-mandated share of Blockfusion’s energy consumption, beyond the already low-carbon NYISO Zone A mix. Further, EnergyMark procures voluntary Green-E Certified RECs to further align Blockfusion’s remaining electricity usage with renewable energy attributes. Considering the estimated 89% zero-emissions electricity supply in NYISO Zone A through E (which EnergyMark believes to be higher in at the Niagara Facility due to its proximity to the falls), the NY Tier 1 RECs procured, and the Green-E Certified RECs procured, the Niagara Facility is effectively matched to near 100% renewable, zero-emissions electricity on a net-consumption basis.

In addition, Blockfusion maintains a long-term anchor subscription in a New York community solar project. While this subscription does not provide RECs, it directly supports new solar development in New York State and provides bill credits that reduce delivered energy costs.

Subject to receipt of additional permits and approvals, Blockfusion management anticipates the Blockfusion HPC/AI Business continuing to have access to this, or a similar, mix of power, which Blockfusion management regards as a potential competitive advantage relative to HPC/AI data centers without access power that is as stable, as cost effective or as clean as the power to which Blockfusion has access. Based on the foregoing, particularly for offtake clients with sustainability preferences or requirements, Blockfusion may be an attractive option for HPC/AI workload needs.

Expansion Opportunities

Going forward, as part of the HPC/AI Transition, Blockfusion anticipates expanding its current site footprint to capture expansion opportunities, such as the types of expansion opportunities that Blockfusion management evaluates as they arise from time to time (subject, among other things, capital access and permitting ). Potential expansion opportunities Blockfusion may consider include, but are not limited to, (i) acquisitions of parcels of land adjacent to the Niagara Facility, which could allow for expansion of current operations, (ii) expansion opportunities within the Niagara area, which would allow Blockfusion to continue utilizing its existing work force and connections in the region, and (iii) other sites within the United States/North America.

As of the date of this proxy statement/prospectus, Blockfusion has not entered into any written agreements with regard to particular expansion opportunities but continues to evaluate certain prospective opportunities, as is generally customary in the industry, based on management’s professional experience. Company management estimates, for purposes of the Forecasts and for general purposes, the approximate expansion costs to the Company will be in the range of $10.5 million per MW, without taking into account inflation, based on Blockfusion’s preexisting infrastructure and zoning approval, as well as management industry knowledge and professional experience through actual expansion costs may very based on a number of factors.

Facility and Technical Upgrades

Blockfusion’s HPC/AI Development Plans include conceptual Niagara Facility upgrades contemplating a two-story post-upgrade facility (the illustrative “Upgraded Facility,” and such upgrades necessary to effectuate the Upgraded Facility the “Niagara Facility Upgrades”) designed to support over 100 MW of total capacity, subject to receipt of permits and approvals (as further described under the sub-heading “Permits and Approvals” below), securing necessary financing, and completing preceding engineering and pre-build steps.

The concept for the Upgraded Facility also includes administrative offices, onsite substations, and redundant infrastructure designed to support both air- and liquid-cooled rack configurations. The planned structural framework design features long-span open bays and increased floor-to-floor heights to provide flexibility for a range of HPC/AI workloads while supporting power density, efficiency, and reliability. Our current plans also contemplate an initial building within a multi-phase master plan, with potential for additional expansion if Blockfusion elects to pursue adjacent parcels of land contiguous to the existing site. All descriptions presented in this proxy statement/prospectus are illustrative of the intended scale and quality of the project and should not be construed as commitments or guarantees that the Upgraded Facility will, in fact, include any specific configuration or representations as to the future performance of such Upgraded Facility or hosting services provided thereby or the timing it may take the Company to carry out management’s plans with regard to the Upgraded Facility.

The Upgraded Facility is expected to be designed and engineered by Gensler, an internationally recognized architectural firm with experience in technology and mission-critical environments, and JB&B, a mechanical and electrical engineering firm with extensive experience in hyperscale and high-density computing projects, subject to finalization of contractual work orders and terms of work with each of the foregoing Strategic Transition Partners. The design approach reflected in our HPC/AI Development Plans, assuming finalization of their respective engagements by Blockfusion, incorporates methodologies and principles informed by work with global hyperscalers and cloud service providers to align the facility with prevailing industry standards for power distribution, cooling efficiency, and operational resilience.

Through this anticipated collaboration, Gensler and JB&B will apply established best practices in data-center design, developed and deployed in connection with current HPC/AI projects servicing hyperscalers and other leading cloud service providers, to address the thermal, electrical, and spatial requirements of emerging GPU and AI compute platforms, with an emphasis on efficiency, reliability, and scalability.

All of the foregoing descriptions and plans are subject to change, prior to or during the course of the HPC/AI Transition. The final configuration, capacity, and technical specifications of the Upgraded Facility, and other attributes of the future potential Blockfusion HPC/AI Business, may differ materially from current plans as our HPC/AI Transition project advances through detailed engineering, permitting, procurement.

Cooling & Thermal Efficiency

The Niagara Facility currently uses a forced-air cooling architecture engineered for high-density ASIC deployments. The system utilizes negative-pressure corridors and precision airflow control to maintain stable operating temperatures while minimizing energy consumption. Continuous temperature and humidity monitoring, combined with automated fan-speed modulation, ensures consistent performance and supports a low power usage effectiveness (PUE) relative to comparable air-cooled data centers.

As the facility transitions toward HPC/AI workloads, future designs are expected to incorporate direct-to-chip liquid cooling technology to effectively manage higher thermal densities, improve heat transfer efficiency, and optimize overall power utilization.

Permits and Approvals

The HPC/AI Development Plans, including in respect of the anticipated Niagara Facility Upgrades described above, are subject to receipt by Blockfusion management of additional permits and approvals, including those described below. To the extent that Blockfusion alters or supplements its current anticipated HPC/AI Transition and development plans, different and supplemental permits, site repairs, studies, and approvals may become necessary, and no guarantees can be made that Blockfusion will be able to secure any such permits and approvals within desired timelines or at all. If the Company pursues Expansion Opportunities, these opportunities may require Blockfusion to obtain additional reports, studies and approvals. If the company is not able to obtain such permits, approvals, satisfactory studies and analysis in connection with its HPC/AI Transition and/or potential Expansion Opportunities Blockfusion, the Company may not receive full or any benefits from its transition efforts and/or from pursuing and consummating such opportunities. In such case, we may sacrifice time and capital raised by us, including funds which may have been deployed, may be underutilized, or wasted, and our business plans and objectives may be stalled or undermined.

As of the date of this proxy statement/prospectus, the Niagara Falls City Council has completed a review of the Niagara Facility’s existing footprint for up to 50MW of capacity and issued positive findings as the lead agency in a coordinated review required by the New York State Environmental Quality Review Act (“SEQRA”), and also issued a rezoning approval to add a High Energy Usage Overlay District to the Niagara Facility site. Additionally, the City’s Zoning Board of Appeals has issued a special use permit and area variances to authorize the Niagara Facility’s existing footprint. Continued operations of the Niagara Facility are permitted subject to additional approvals as follows: site plan approval from the City Planning Board, and electrical and building permits and final inspections from the City’s Code Enforcement Official (the foregoing approvals for the Niagara Facility’s existing footprint are hereinafter the “Required Niagara Facility Permits”). Blockfusion first submitted applications for the Required Niagara Facility Permits in 2022, at the time the City adopted certain High Energy Use zoning amendments, and those applications remain pending with final approvals expected in the fourth quarter of 2025.

The Niagara Facility Upgrades contemplated in connection with the HPC/AI Transition will be subject to separate and additional requirements for environmental review and local zoning permits. Among the requirements to be satisfied prior to completion of the HPC/AI Transition, Blockfusion will be required to complete a review of the Niagara Facility Upgrades pursuant to SEQRA, and Blockfusion will also need to secure additional permits and approvals from the City of Niagara Falls as follows: special use permit approval and area variance approvals (if necessary based on final layout of Niagara Facility Upgrades) from the City Zoning Board of Appeals, site plan approval from the City Planning Board, a rezoning approval from the City Council to add a High Energy Usage Overlay District to any adjoining or nearby parcel(s) acquired after the date of this /proxy statement/prospectus as needed to facilitate the Niagara Facility Upgrades, and electrical and building permits from the City’s Code Enforcement Official (“Required Niagara Facility Upgrade Permits”).

In addition to the Required Niagara Facility Upgrade Permits, the Niagara Facility Upgrades also require the completion of an electrical system impact study and entry into a satisfactory interconnection agreement with NYISO and National Grid to expand from the current capacity of 50MW total load up to 100MW total load (the “Interconnection Request” and “Interconnection Agreement”). Blockfusion will also need to reach a satisfactory agreement for backup fuel allocation and access rights. Blockfusion is evaluating various sources for backup power, including a potential agreement with National Fuel/Empire Pipeline, Inc. to provide for new fuel service and pipeline extension from Buffalo Avenue to the Niagara Facility to provide a maximum daily quantity of 30,000 gallons of fuel to the site (the “Fuel Service Request,” and together with the Interconnection Agreement, the “Required Utility Upgrades”). Blockfusion submitted the Interconnection Request to the NYISO and National Grid in September 2025 to request the additional 56MW of power to be allocated for delivery to the site beginning in first quarter of 2027. Blockfusion submitted the Fuel Service Request to National Fuel/Empire Pipeline, Inc. in August 2025 to request services to begin in calendar year 2026. The Company cannot provide assurance regarding the timeline for the Required Niagara Facility Permits, the Required Niagara Facility Upgrade Permits, or for the Required Utility Upgrades, or for any other regulatory approvals or agreements that may be required, whether approvals will be granted or satisfactory agreement may be reached, or what conditions may be imposed as part of the approval process. Any delays in, or denial of, required regulatory approvals, or failure to enter necessary agreements for additional power allocation or fuel service or any other agreement, could materially adversely affect the Company’s expansion plans and business prospects.

Risks/Contingencies

The Company’s planned transition to become an HPC/AI data center is a complex, multi-faceted process expected to be effectuated in phases. Certain risks may not be reasonably foreseeable, in part or in full, until certain phases of the transition process are implemented and, even once identified, may be outside of Blockfusion’s control. While information included in this “Information about Blockfusion” section and other disclosure sections elsewhere in this proxy statement/prospectus, including, in particular, the section entitled “Risk Factors,” attempt to highlight certain risks associated with the HPC/AI Transition, none of these sections capture all of the risks, uncertainties and contingencies associated with such transition or with the future potential post-transition Blockfusion HPC/AI Business. All of the information about the HPC/AI Transition and about the future Blockfusion HPC/AI Business is forward-looking in nature and subject to the limitations described under the heading “Cautionary Note Regarding Forward-Looking Information,” which readers are urged to read carefully. Potential investors are also cautioned not to place undue reliance on any of the foregoing information, as there can be no assurance that any of the attributes, benefits, opportunities, plans, or prospects Company managements forecasts with regard to the future potential HPC/AI business will be realized in accordance with expectations or at all.

Blockfusion’s Current Business Model

Facility Location

The Niagara Facility has achieved high levels of operational availability for its cryptocurrency mining hosting operations, though the Niagara Facility experienced a significant service interruption in May 2022 due to a substation fire (as described under “Legal Proceedings”). Historical uptime performance for cryptocurrency mining operations may not be indicative of future performance or of the Company’s ability to meet service level requirements for HPC/AI customers, which have different uptime and reliability requirements. The Niagara Facility is surrounded by major high-performance computing and semiconductor operators including Tesla, Yahoo!, and Micron, concentrated within New York’s SMART I-Corridor innovation hub, underscoring the site’s proximity to the region’s expanding digital-industrial ecosystem, which management believes may provide future business opportunities in connection with the growing manufacturing and data-intensive industries in the region.

Technology

The Company’s existing Niagara Facility infrastructure and technology is designed to serve the needs of Blockfusion’s existing business model and current Application-Specific Integrated Circuit (ASIC) operations. Management also believes that certain key elements of Blockfusion’s existing infrastructure provide a foundation that, subject to planned HPC/AI-related modifications and upgrades, may be adaptable to support high-density HPC/AI workloads. Advantages of Blockfusion’s existing infrastructure include immediate access to transformed power, including the onsite substation and electrical infrastructure; zoning for data center use and related permits; multiple fiber providers and water source access. Provided, however, that, there can be no assurance that the aspects of the Company’s existing technology anticipated to be able to be usable in the post-transition Blockfusion HPC/AI Business will, in fact, be usable in the manners, or have the anticipated benefits, expected by Company management or that Company’s planned technical infrastructure modifications will, in fact, enable Blockfusion to compete effectively in the HPC/AI data center market.

Power Infrastructure

The Niagara Facility owns and operates an on-site substation with a dedicated 115 kV interconnection to National Grid’s transmission system. This network, originally engineered to support heavy industrial loads, enables the Company to procure electricity directly at wholesale industrial rates applicable to NYISO Zone A. According to publicly available NYISO and U.S. Energy Information Administration (“EIA”) regional price data, Zone A is among the lowest-cost and most stable power regions in North America over the past decade. This transmission-level access and cost profile provide Blockfusion with a durable advantage in hosting economics and position the facility to transition efficiently toward HPC/AI-oriented workloads. The Company currently sources substantially all of its power from hydroelectric and nuclear generation, primarily through the nearby Robert Moses Hydroelectric Facility and National Grid’s transmission network, which provides access to predominantly renewable energy in NYISO Zone A. Blockfusion also has the ability to access additional, alternative power sources, should needs arise, including the development of adequate backup power generation capabilities. Although hydroelectric and nuclear power, consistent with the Company’s goal of maximizing use of renewable energy, comprises the vast majority of the power used by the Niagara Facility currently, actual energy mix delivered to the facility varies based on grid conditions and power sourcing availability and comes from a combination of hydroelectric, nuclear, gas, wind, and solar power. As part of its long-term sustainability strategy, Blockfusion has signed on as the anchor subscriber to a 5 MW Community Distributed Generation (“CDG”) solar project located within National Grid territory. This long-term subscription offsets a portion of the facility’s grid-supplied electricity with renewable generation and supports the continued development of clean energy resources across New York State. Through participation in the CDG program, Blockfusion aims to advance the goals of the State’s Climate Leadership and Community Protection Act (“CLCPA”) while creating incremental value through renewable credit monetization and alignment with institutional ESG priorities. Management expects to maintain and expand participation in similar programs as the Company transitions its operations toward high-performance computing and AI data-center applications.

Following the HPC/AI Transition, as further described above, Company management anticipates the Blockfusion HPC/AI Business having access to substantially similar power sources to those utilized by the Company currently, subject to obtaining certain permits, approvals and entering into satisfactory agreements for the Required Utility Upgrades and access rights, as also described above.

Load Optimization & Energy Management

For its current ASIC hosting operations, Blockfusion employs a widely-utilized load management and automation platform. The system continuously monitors and manages power usage across both in-building and containerized clusters, optimizing load distribution and uptime in response to real-time grid conditions. This integration enhances operational efficiency and enables participation in NYISO demand-response programs, supporting both cost optimization and grid reliability.

Connectivity & Resilience

Blockfusion’s campus features a privately owned and operated substation connected to a multi-substation utility network, intended to bolster power redundancy. The site also benefits from multiple independent fiber providers, which carrier diversity Management regards as beneficial relative to latency and reduction of interruptions.

Positioning for the Future

Blockfusion management intends to build upon the Company’s current systems with a goal of positioning Blockfusion as a sustainable AI-ready data-center platform—combining clean energy, proven reliability, and scalable infrastructure engineered for the next decade of high-performance computing.

Material Agreements

Blockfusion is party to several material agreements that are integral to its current business and operations. These agreements collectively support Blockfusion's business model, secure its access to critical infrastructure and technology, and provide the legal framework for its relationships with customers, vendors, and strategic partners.

Co-Location Services Agreements

Blockfusion currently has three client offtake leasing agreements, each briefly described below:

●	Solar Liberty Agreement. Blockfusion entered into a colocation agreement with Solar Liberty, Inc. (“Solar Liberty”) on November 23, 2022. Under this agreement, Solar Liberty can utilize up to 5MWs of Blockfusion’s hosting capacity. This agreement provides for a multi-year term with automatic renewal, allocation of power capacity, and requirements for customer deposits. This agreement is currently set to expire after December, 31, 2026 and can be terminated for convenience upon 120 days’ written notice, insolvency events, breach of the agreement or payment by the customer of all fees remaining for the term of the agreement. The contract combines fixed facility fees with pass-through power costs and includes provisions for equipment setup, service levels, confidentiality, indemnification, and termination.

●	NYDIG Agreement. Blockfusion entered into a colocation agreement with NY 3 Mining LLC (“NYDIG”) (through its mining-related affiliates) on December 15, 2023. Under this agreement, NYDIG can utilize up to 30MW of Blockfusion’s hosting capacity. This agreement has a term of 38 months from the scheduled start date of December 19, 2023 and automatically renews for 3 month periods. The agreement can be terminated upon insolvency events or upon force majeure. NYDIG has the right to terminate if Blockfusion undergoes a change of control, subject to certain conditions. The contract includes fixed monthly fees and pass-through power costs. NYDIG has also negotiated amendments to incorporate financial incentives (including facility-fee discounts, a hashprice-linked monthly rebate, and demand-response revenue mechanics) and equity-linked arrangements, making this a material customer relationship with strategic financing implications.

●	Midnight Agreement. Blockfusion entered into a colocation agreement with Midnight Holdings, Inc. (“Midnight”) on October 6, 2025. Under this agreement, Midnight can utilize up to 10MW of Blockfusion’s hosting capacity. This agreement runs until December 31, 2026 and afterwards automatically renews month-to-month. Either party has the right to terminate the agreement upon 120 days’ written notice. Under the agreement’s revenue-sharing structure, Blockfusion retains a percentage of the digital assets generated by Midnight during the term of the agreement, after deduction of power and certain other costs, as a performance fee. The agreement includes standard provisions for facility access, equipment maintenance, confidentiality, and comprehensive liability limitations.

Following the HPC/AI transition, Blockfusion intends to enter into agreements with HPC/AI clients.

Loan and Financing Agreements

Blockfusion and its subsidiary North East Data, LLC are parties to a Note and Master Loan Agreement with XBTO Trading, LLC (“XBTO”), which was originally entered into in February 2022 and amended in August 2024 as part of a settlement. The XBTO loan has an original principal amount of $8,267,885, matures on June 6, 2027, and bears interest at escalating rates of 12% per annum through June 6, 2025, 14% per annum from June 7, 2025 through June 6, 2026, and 16% per annum from June 7, 2026 through maturity. The balance of the XBTO loan as of September 30, 2025 was approximately $8,616,045. The agreement provides for secured financing, with the Niagara Facility and related assets serving as collateral. Additional agreements include two Secured Promissory Notes issued to Insight Investments, LLC (the “Insight Investment Loans”), comprising (i) a $6,000,000 note and (ii) a $4,000,000 note, both bearing interest at 1% per month and maturing on September 1, 2027; a note issued to Brady Electric, Inc. with a principal amount of approximately $1,186,518, bearing interest at 7.5% per annum and maturing on January 13, 2028 (the “Brady Note”); and a Settlement Agreement and Mutual Release entered into with Thunderra, LLC with an outstanding balance of approximately $822,523 (the “Thunderra Settlement”). As of September 30, 2025 the Insight Investment Loans had balances of approximately $6,428,085 and $4,000,000, the Brady Note had an outstanding balance of $812,033, and the Thunderra Settlement had a balance of approximately $718,523. These additional agreements were structured to coexist with, and in some cases are contractually coordinated with, the Note and Master Loan Agreement with XBTO. Subject to a variety of factors, to the extent not previously repaid or converted into Blockfusion equity (subject to and in accordance with the terms of the Business Combination Agreement), including, without limitation, the amount, if any, of actual net proceeds delivered to the Company from the proposed Business Combination with Blue, a portion of such proceeds shall be utilized to repay or pay down each of the XBTO Note and Master Loan Agreement, Insight Investment Loans, Brady Note, and Thunderra Settlement upon closing. Relatedly, the Insight Investment Loans contemplated XBTO holding a second-priority mortgage on the Niagara Facility upon refinancing; on July 21, 2025, Insight took a first-priority mortgage, XBTO received a second-priority mortgage, and the parties entered into an intercreditor agreement. The Brady Note and the Thunderra Settlement include financing- and change-of-control-based payment provisions aligned with the XBTO facility and Insight notes, and operate as unsecured obligations effectively subordinated to the senior secured claims under the XBTO/Insight arrangements.

Vendor and Service Agreements

The Company has entered into master services agreements and equipment purchase agreements with key vendors, including agreements for the supply, repair, and maintenance of mining and data center equipment. These agreements are presently essential to the ongoing operation and maintenance of the Niagara Facility. These vendor and service agreements include customary provisions for termination for contracts of their type, including termination with or without cause, upon notice or material breach, substitution of services or providers, payment terms, confidentiality, indemnification, and limitations of liability.

Blockfusion has entered into a Management Services Agreement with Thunderra, LLC (“Thunderra”), pursuant to which Thunderra ensures that Blockfusion has sufficient service personnel staffed at the Niagara Facility seven days per week and for not less than eight hours per day, plus such additional available time as reasonably necessary.

Blockfusion has entered into a Financial Advisory Agreement with ING pursuant to which ING has provided advisory services in connection with the HPC/AI Transition. The scope of this assistance is described above under the heading “HPC/AI Transition.”

Architectural Design and Engineering Agreements

The Company has entered into services agreements with architectural and engineering firms with respect to the expansion and conversion of the Niagara Facility to support HPC/AI customers. While certain services, relating to the HPC/AI Development Plans, have been completed by the Strategic Transition Partners while others are currently ongoing, aspects of the agreements to perform the services that the Company would need such firms to provide relative to the implementation of the HPC/AI Transition have not yet been agreed between the parties. Blockfusion plans to formally engage, and enter into agreements with, the Strategic Transition Partners for implementation-phase work during the initial phases of the Transition expected to occur in parallel with or soon after the consummation, if any, of the proposed Business Combination.

Gensler Architectural Services Agreement

In March 2025, we entered into an agreement with Gensler for architectural services related to the Niagara Facility Upgrades we plan to implement in connection with the HPC/AI Transition. The project involves site master planning, concept planning, and concept building design for the Niagara Facility. While Gensler has already provided input on our HPC/AI Development Plans, as further described above, we will seek Gensler’s assistance with respect to the building phase of our transition process pursuant to an agreement we anticipate finalizing during the initial phase of the HPC/AI Transition. We anticipate entering into a new agreement with Gensler in the future to provide additional services related to later stages of the HPC/AI Transition.

Jaros, Baum & Bolles Engineering Services Agreement

In February 2025, we entered into an agreement with JB&B for mechanical, electrical, plumbing and fire protection (“MEP/FP”) professional engineering services related to the expansion of our Niagara Facility, to accommodate high-density GPU racks (approximately 200 or more kW) for a total capacity of 100 MW or more at the Niagara Facility. While JB&B has already provided input on our HPC/AI Development Plans, as further described above, we will seek JB&B’s assistance with respect to the building phase of our transition process pursuant to an agreement we anticipate finalizing during within the initial phase of the HPC/AI Transition. We anticipate entering into a new agreement with JB&B in the future to provide additional services related to later stages of the HPC/AI Transition.

Thornton Tomasetti Structural Engineering Services Agreement

In June 2025, we entered into an agreement with Thornton Tomasetti for structural engineering services related to the development of the Niagara Facility. Thornton Tomasetti’s services include providing guidance on design of the building structural system during the feasibility and early concept phase and production of a report documenting these recommendations. While Thornton Tomasetti has already provided input on our HPC/AI Development Plans, as further described above, we will seek Thornton Tomasetti’s assistance with respect to the building phase of our transition process pursuant to an agreement we anticipate finalizing during within the initial phase of the HPC/AI Transition. We anticipate entering into a new agreement with Thompson Tomasetti in the future to provide additional services related to later stages of the HPC/AI Transition.

Competitive Strengths

Blockfusion’s management believes our competitive strengths, presently and relative to the Company’s planned HPC/AI Transition, include the following:

●	Immediate capacity with a defined path to scale

We currently have approximately 50 MW of utility power energized and in operation at the Niagara Facility (46 MWs of which is currently deployed), with a clear expansion pathway to in excess of 100 MW through phased development, taking into account, among other factors, the assumptions identified in the Forecast Section. The campus is situated on owned land and is zoned I-2 Heavy Industrial District and High Energy Usage Overlay District, which allows data center operations and other high-energy uses by special use permit and site plan approval pursuant to the City’s zoning regulations. We evaluate, on a continuous basis, potential expansion opportunities, and, as further described above, desire to execute expansion opportunities as part of our HPC/AI Transition, potentially including to acquire and build out adjacent parcels and/or pursue other expansion opportunities, if and to the extent such opportunities become available to us, to expand our footprint and support customer clustering.

●	Infrastructure plans engineered for high-density, next-generation workloads

We are redeveloping the Niagara Facility to support AI training and inference and other HPC applications in accordance with site design plans incorporating high-density rack configurations, liquid-ready cooling supported by on-site water infrastructure (including two water towers), and redundant fiber connectivity from multiple independent carriers The utility design incorporated into our HPC/AI Development Plans includes redundancy across two substations, which we believe enhances reliability and availability. Our objective is to provide flexible, efficient, and resilient infrastructure capable of accommodating rising thermal and power requirements for AI-class hardware.

●	Cost-advantaged, clean power profile

The Niagara Facility receives substantially all of its power from renewable sources, predominantly hydroelectric and nuclear generation, which we believe supports competitive operating costs and aligns with the sustainability objectives of enterprise and AI-native customers.

●	Expertly-developed plans and disciplined execution may yield speed-to-market advantages

The Company seeks to leverage its existing energized capacity to potentially offer faster deployment timelines for HPC/AI workloads, compared to greenfield projects, which tend to require, among other things, new utility interconnections and significant permitting. We maintain established relationships with key vendors across power, cooling, and networking and employ repeatable design standards intended to reduce the interval from contract execution to service commencement. We believe these practices enhance our ability to meet customers’ accelerated roadmaps; provided, however, that we cannot guarantee particular timelines or future outcomes.

●	Location and connectivity benefits

The Niagara Facility is located within the Northeast corridor and is in proximity to major population centers, approximately 90 miles from Toronto (Canada) and approximately 23 miles from Buffalo (New York) International Airport. We believe the facility’s multi-carrier fiber connectivity and regional proximity to key endpoints make it well-suited for latency-sensitive and data-intensive workloads that benefit from being near users, data sources, and interconnection hubs.

●	Experienced leadership and operational expertise

Among the advantages Blockfusion management believes the Company brings to the Company’s next stage of development is that our management team has experience developing and operating data centers, as well as with large-scale project delivery, and mission-critical operations. The team’s background includes deploying advanced cooling and power-management technologies, establishing vendor ecosystems, and operating high-availability environments. We believe this experience supports disciplined execution, operational efficiency, and customer service quality.

Growth Strategies

Following are certain of the goals and strategies Blockfusion management presently intends to pursue in order to facilitate the expansion and growth of our business:

●	Expand and diversify into HPC/AI services

We plan to expand and upgrade our infrastructure to support HPC/AI workloads, which we believe represent significant long-term growth opportunities. Our redevelopment of the Niagara Facility is designed to accommodate high-density, liquid-cooled deployments for AI training and inference.

●	Add new sites with attractive energy and connectivity profiles

Blockfusion management regularly evaluates and carries out preliminary due diligence efforts with regard to additional sites in markets where we believe that the Company may, presently or in the future, potentially be able to secure cost-advantaged power and robust fiber connectivity. Our site selection criteria include power availability, scalability, zoning, and proximity to major interconnection hubs. We believe that expanding our footprint, including, over time, geographically, will enable us to serve a broader range of customers, reduce concentration risk, and position the Company for long-term growth. We have also explored opportunities to acquire and develop certain land parcels adjacent and proximate to the Niagara Facility, though no commitments have been made to pursue such parcels or activities as of the date of this proxy statement/prospectus.

Additionally, we are exploring the following strategies to expand and grow our business:

●	Explore vertical integration of energy assets

Over the longer term, we may evaluate opportunities to own or develop generation and energy storage assets to further reduce our cost of power, enhance energy resiliency, and support sustainability objectives. We believe our management team’s experience in infrastructure development positions us to assess and potentially execute on these opportunities, if market conditions warrant.

●	Consider strategic partnerships and acquisitions

We may, in the future, pursue strategic partnerships, joint ventures, or acquisitions that we believe can accelerate our roadmap, expand capacity, or provide access to technologies that enhance our competitive position if such opportunities materialize and support our then current goals. We may also evaluate opportunities to monetize non-core assets where we believe such actions would create shareholder value.

Accelerate deployment through modular and containerized solutions

We are developing standardized, containerized infrastructure solutions designed to compress deployment timelines and enable customers to bring workloads online faster. These solutions are intended to complement our campus-scale facilities and provide flexible, rapid-response capacity for HPC/AI customers. We believe that speed-to-market is a critical differentiator in today’s compute-constrained environment, and we intend to leverage this capability to attract and retain customers.

Intellectual Property

Blockfusion’s intellectual-property (“IP”) portfolio comprises registered and common-law trademarks, trade secrets and know-how related to data-center design.

Our principal trademark, BLOCKFUSION®, is the subject of U.S. Federal Trademark Registration No. 6,994,591, licensed in perpetuity to Blockfusion USA, Inc. under a Trademark License Agreement dated September 1, 2021 with Blockfusion Ventures, Inc. Upon the consummation of the Business Combination Agreement, we will assign, transfer, and convey to Pubco all right, title, and interest in and to our principal trademark.

All employees and contractors execute confidentiality and proprietary-rights agreements assigning to Blockfusion any inventions conceived in the course of their engagement.

We rely on a combination of physical and logical security controls, including role-based access controls and multi-factor authentication, to protect our IP. To date we have not been involved in any material IP litigation.

Competition

The data center and digital infrastructure industry is highly competitive and rapidly evolving. Blockfusion competes in a market with many participants and, given the current demand for, and investment in, data center services, we expect additional competitors to emerge from time to time and over time. Blockfusion management regards the Company’s primary current competitors to be businesses increasingly focused on HPC/AI-ready infrastructure. Examples of such businesses would include, for example, Applied Digital Corp, Terawulf Inc., Core Scientific, Inc. and digital asset miners including Riot Platforms, Inc., MARA Holdings, Inc., Hut 8 Corp., Bitdeer Technologies Group, and Bitfarms Ltd., among others. While Blockfusion management is confident about our business plans and anticipated HPC/AI Transition, subject to the contingencies and risks also identified in this proxy statement/prospectus, some of these competitors and other competing businesses, as they emerge, are larger, better capitalized and have management teams with more experience building and operating HPC/AI data center businesses than Blockfusion does currently and Blockfusion will need to continue to innovate and evolve its offering if the Blockfusion HPC/AI Business is to be competitive in the marketplace.

Competition is driven by power availability and cost, facility reliability, scalability, and sustainability, with power emerging as a critical constraint in several markets. Blockfusion management believes that the Company’s ability to compete effectively depends, among other factors, on its capacity to secure and deliver reliable, cost-effective, and sustainable power, maintain operational excellence, and adapt to changing market dynamics. Company management believes that Blockfusion’s present focus on high-density, AI-ready infrastructure, its strategic location, and its experienced team will make Blockfusion well-positioned to compete effectively in this dynamic environment, assuming the successful implementation of the HPC/AI Transition, securing of long-term offtake agreements, capital access and other factors.

Operations and Properties

The Niagara Facility, Blockfusion’s flagship property, occupies approximately 82,000 square feet and multiple buildings on a 4.6-acre parcel zoned I-2 Heavy Industrial District and High Energy Usage Overlay District at 5380–5384 Frontier Avenue, Niagara Falls, New York. Blockfusion, through its wholly-owned subsidiary North East Data, LLC, holds a fee simple interest in the property. The site is subject to a first priority mortgage to Insight Investments and a second priority mortgage to XBTO, as described below, and standard utility easements and liens arising in the ordinary course of business, but is not otherwise subject to any material encumbrances or liens.

The property is currently used exclusively for data center operations, including colocation, hosting, and managed services for digital asset mining, AI, and HPC workloads. As of the date of this proxy statement/prospectus, the Niagara Facility has an energized capacity of approximately 50 MW, enabling the Company to deploy an aggregate of approximately 46 MWs of compute power pursuant to its client agreements currently in effect. In October 2025, Blockfusion submitted an Interconnection Request to NYISO and National Grid and coordination between the parties is ongoing to complete a system impact study and reach an acceptable Interconnection Agreement to bring the total available capacity to well over 100MW.

The indebtedness to Insight Investments is evidenced by two secured promissory notes issued jointly and severally by Blockfusion and North East Data, each secured by a first-priority mortgage over the Niagara Facility and a lien over certain previously leased assets, providing for interest-bearing obligations with scheduled interest-only installments followed by amortizing payments through a stated maturity. The Insight Investments financing includes customary covenants and events of default, including change of control and qualifying financing triggers and provisions relating to recovery of the National Grid claim, and included the issuance of warrants to Cjaza and Ford.

The indebtedness to XBTO Services is evidenced by a note and loan agreement for which North East Data guarantees the obligations, secured by a second-priority mortgage over the Niagara Facility and a lien over assets other than those pledged to Insight and certain disputed assets, providing for fixed monthly cash payments with pay-in-kind of accrued interest in excess of such amounts, with interest rate step-ups over time and a scheduled maturity. The XBTO financing includes customary covenants and events of default, including change of control and qualifying financing triggers and provisions relating to recovery of the National Grid claim, and was entered into pursuant to a settlement agreement.

Our current Niagara Facility power draw is allocated to hosted ASIC miners operated on behalf of three third-party hosting clients, including NYDIG, Solar Liberty and Midnight, as further described under the sub-heading “Material Contracts” above, Round-the-clock on-site operations are staffed by a team of data-center technicians, electrical engineers, and security personnel who monitor environmental conditions, perform hot-swaps of failed devices, and coordinate with power-grid operators during curtailment events. These personnel are made available to Blockfusion by Thunderra pursuant to a Management Services Agreement (as described under the heading “Vendor and Service Agreements” above).

Blockfusion does not own or lease any other properties that are material to its business. All operations are conducted at the Niagara Facility. The Company believes its existing property is suitable and adequate for its current and planned operations, subject to the on-site and other potential expansion opportunities described above.

Blockfusion maintains rigorous operational controls and third-party certifications. The Niagara Facility’s environmental, health, and safety management systems adhere to ISO 14001 and ISO 45001 standards. Physical security exceeds SOC 2 Type II data-center requirements, incorporating layered fencing, biometric access controls, 24/7 CCTV surveillance, and armed response from the Niagara Falls Police Department under a memorandum of understanding (“MOU”). Redundant fiber connectivity is provided by multiple Tier 1 carriers with <5 ms latency to major Toronto exchange points. The Company carries $6 million of all-risk property insurance and $5 million of director-and-officer coverage underwritten by A-rated carriers.

Human Capital Resources

As of [_], 2025 Blockfusion employed four full-time employees comprising executives and administrative staff. None of our employees are represented by a labor union or subject to a collective-bargaining agreement, and we believe our relations with our employees are good. We maintain industry-standard health and equity-incentive programs. In addition to Blockfusion’s full time employees, we also utilize the team of data-center technicians, electrical engineers, and security personnel who are made available to Blockfusion by Thunderra pursuant to a Management Services Agreement (as described under the heading “Vendor and Service Agreements” above).

Regulatory Environment

Blockfusion’s current operations are subject to an evolving mosaic of federal, state and local regulations that encompass (i) power-procurement and environmental compliance; (ii) digital-asset-related licensing and disclosure obligations; and (iii) data-center safety and zoning. The following description of such regulations applies to our existing ASIC mining hosting business. Some of these regulations will not apply to our future potential HPC/AI Business, if established, though that business may be subject to additional or different legal and regulatory frameworks.

At the federal level, the Federal Energy Regulatory Commission (“FERC”) oversees certain aspects of our wholesale power purchases, while the Environmental Protection Agency (“EPA”) regulates emissions and hazardous-substance handling under the Clean Air Act and the Resource Conservation and Recovery Act. Although our primary energy source is hydroelectric, we file annual greenhouse-gas (“GHG”) inventories with the EPA and participate in voluntary disclosure frameworks aligned with the Task Force on Climate-Related Financial Disclosures (“TCFD”).

New York State imposes additional requirements through the CLCPA, which targets a zero-emission electricity grid by 2040. The New York Department of Environmental Conservation (“NYSDEC”) has proposed draft guidance addressing GHG emissions associated with digital-asset mining facilities. Separately, the New York Public Service Commission and NYISO regulate interconnection and demand-response participation; Blockfusion is currently enrolled in NYISO’s Special Case Resource (“SCR”) program.

Locally, the City of Niagara Falls adopted the High Energy Usage Overlay (“HEU”) zoning amendments in September 2022, which required Blockfusion to obtain a rezoning approval from the City Council to add a High Energy Usage Overlay District to the Site, a special use permit approval and area variance approvals from the City Zoning Board of Appeals, and a site plan approval from the City Planning Board, and required a comprehensive environmental review under SEQRA to permit the ongoing operations at the Niagara Facility. In December 2023, Blockfusion entered into a settlement agreement with the City under which (a) ongoing strategic litigation, which has no monetary element or bearing on Blockfusion’s existing permits or upgrades, challenging the validity and applicability of the newly adopted regulations to the pre-existing Niagara Facility was stayed, (b) Blockfusion agreed to conduct a full SEQRA environmental-impact statement (“EIS”), and (c) the City confirmed that existing operations could continue during the SEQRA and local permitting process subject to interim operating requirements. Blockfusion submitted a Draft EIS to the City Council on January 15, 2025, which was accepted as complete for a public comment period that concluded March 8, 2025. Blockfusion submitted a Final EIS on July 17, 2025, which was accepted by the City Council as complete on July 23, 2025. On October 8, 2025, the City Council issued Positive SEQR Findings to certify that consistent with social, economic and other essential considerations the Niagara Facility is one that minimizes or avoids environmental impacts to the maximum extent practicable and is therefore approvable. On October 22, 2025, the City Council issued a rezoning approval to add a High Energy Usage Overlay District to the Niagara Facility site, which permits data center uses subject to site plan approval, a special use permit, and area variances as necessary under the City’s local zoning ordinance. Additionally, the City’s Zoning Board of Appeals has issued a special use permit and area variances to authorize the Niagara Facility’s existing footprint. Blockfusion first submitted an application to the City Planning Board for site plan approval in 2022 when the HEU zoning amendments were adopted. The Planning Board application remains pending and final determination is expected to be issued in the fourth quarter of 2025.

Digital-asset activities are also subject to federal securities and commodities laws. Blockfusion does not custody or exchange digital assets on behalf of third parties, and therefore does not believe it is required to register with the Securities and Exchange Commission (“SEC”) as a broker-dealer or with the Commodity Futures Trading Commission (“CFTC”) as a futures commission merchant. Nonetheless, we monitor ongoing SEC enforcement actions and rule-making initiatives regarding digital-asset securities. In parallel, the Financial Crimes Enforcement Network (“FinCEN”) under the Bank Secrecy Act imposes anti-money-laundering (“AML”) obligations on certain virtual-currency businesses; our activities to date do not constitute “money-transmission” under FinCEN guidance, but we have adopted a voluntary AML and know-your-customer (“KYC”) policy for hosted clients.

Legal Proceedings

From time to time, Blockfusion may be involved in various legal and administrative proceedings, lawsuits and claims incidental to the conduct of its business. Some of these proceedings, lawsuits or claims may be material and involve highly complex issues that are subject to substantial uncertainties and could result in damages, fines, penalties, non-monetary sanctions or relief. Blockfusion recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable, and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. Except as set forth below, Blockfusion is not subject to any material pending legal and administrative proceedings, lawsuits or claims as of the date of this proxy statement/prospectus. Blockfusion’s business and operations are also subject to extensive regulation, which may result in regulatory proceedings against Blockfusion.

i.	North East Data, LLC & Blockfusion USA, Inc. v. Niagara Mohawk Power Corp. d/b/a National Grid, Arch Specialty Insurance Co., et al., pending in the Commercial Division of the Supreme Court of the State of New York, Index No. 651715/2023. This action was instituted on May 12, 2023. The principal parties are North East Data, LLC and Blockfusion USA, Inc. (plaintiffs) and Niagara Mohawk Power Corp. d/b/a National Grid and Arch Specialty Insurance Co. (defendants). The complaint alleges breach of contract and negligence by National Grid and Arch Specialty Insurance Co. in connection with a substation fire that occurred on May 10, 2022, which resulted in an interruption of operations at the Niagara Facility. The plaintiffs seek compensatory damages, including lost profits and costs of repair, as well as other relief as the court may deem just and proper, and

ii.	Bit Digital USA, Inc. v. Blockfusion USA, Inc., pending in the Superior Court of Delaware, C.A. No. N24C-05-306. This action was instituted on May 30, 2024. The principal parties are Bit Digital USA, Inc. (plaintiff) and Blockfusion USA, Inc. (defendant). The complaint asserts breach-of-contract and related claims arising from a 2021 hosting agreement between the parties. The Company has filed counterclaims asserting breach-of-contract and related claims arising from the 2021 hosting agreement. The parties each seek monetary damages and other relief as determined by the court.

To the Company’s knowledge, there are no other pending legal proceedings to which Blockfusion or any of its subsidiaries is a party or to which any of their property is subject that are material to the Company, nor are any such proceedings known to be contemplated by governmental authorities. In addition, there are no proceedings involving federal, state, or local environmental laws to which a governmental authority is a party and in which the Company reasonably believes that monetary sanctions of $300,000 or more may be imposed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BLOCKFUSION

(In thousands, except share and per share amounts)

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Blockfusion and its subsidiaries prior to the consummation of the Business Combination.

Forward Looking Statements

This discussion and analysis contains forward-looking statements. Statements regarding the potential combination and expectations regarding the combined business are “forward looking statements.” In addition, words such as “estimates,” “expects,” “anticipates,” “assumes,” “suggests,” “projects,” “forecasts,” “seeks,” “plans,” “possible,” “potential,” “aims,” “intends,” “believes,” “seeks,” “may,” “might,” “will,” “would,” “should,” “can,” “could,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward- looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Overview

Blockfusion USA, Inc., together with its wholly-owned operating subsidiary North East Data, LLC (collectively, “Blockfusion,” the “Company,” “we,” “us” or “our”), is a digital infrastructure developer and operator focused on high-density, high-efficiency computing workloads. Our flagship campus, a purpose-built data-center facility located at 5380–5384 Frontier Avenue in Niagara Falls, New York (the “Niagara Facility”), currently provides colocation, hosting and managed services for large-scale digital asset mining tenants. Blockfusion is transitioning its business model to support artificial intelligence (“AI”) training and inference workloads and other high-performance computing (“HPC”) applications, subject to completion of facility modifications, receipt of required permits and regulatory approvals and availability of adequate capital (such transition, including the construction, design, engineering, building, infrastructure updates and other related activities, collectively, the “HPC/AI Transition” as further described under the sub-heading “HPC/AI Transition” below). Blockfusion has begun to effectuate the HPC/AI Transition by ensuring that the Niagara Facility has adequate power, water, and fiber connectivity and obtaining the requisite zoning for the HPC/AI Transition. Additionally, Blockfusion has begun design work with vendors to create conceptual designs, architectural floorplans and engineering specifications for the HPC/AI Transition. Blockfusion’s strategy pairs competitively priced, predominantly clean power with proprietary designs integrating cooling, load-balancing and power-management technologies to deliver efficient, reliable and sustainable compute capacity in a power-constrained market.

Our mission is to deliver scalable, sustainable, and strategically located digital infrastructure that meets the surging demand for HPC/AI. By leveraging clean energy,  repeatable technologies, and rapid deployment capabilities, Blockfusion enables clients to achieve faster time-to-market while creating long-term value in a power-constrained market.

We are currently developing a next-generation HPC/AI data-center campus at the Niagara Facility. Designed in collaboration with Gensler as architectural lead and JB&B as mechanical, electrical, and plumbing engineer, the conceptual plans contemplate a two-story facility designed to support over 100 MW of total capacity, subject to completion of detailed engineering, receipt of all required permits and regulatory approvals, obtaining utility-related approvals, securing necessary financing, and other contingencies. The expansion plans are further described elsewhere in this proxy statement/prospectus.

We currently generate revenues through two primary streams: (a) hosting and managed-services fees calculated on a megawatt and performance-fee basis; and (b) participation in NYISO demand-response programs, which compensate us for reducing load at the Niagara Facility during peak-demand periods or grid-reliability events. For the fiscal year ended December 31, 2024, revenue from hosting and implementation services represented accounted for 100% of total revenue, while Energy Program activities were recorded as other income. Following the HPC/AI Transition, Blockfusion believes that HPC colocation will become its largest revenue contributor over the medium term as AI customers scale deployments. Our results of operations should be read and considered in light of the proposed HPC/AI Transition, as the transition in our business model will impacts the relevance and magnitude of future fiscal years.

We reported approximately $7,249 of net loss, or $0.24 basic and diluted loss per share, for the nine months ended September 30, 2025, compared to approximately $1,681 of net income, or $0.05 basic earnings per share and $0.04 diluted earning per share, for the nine months ended September 30, 2024. As of September 30, 2025, we had approximately $279 of cash and cash equivalents, and an accumulated deficit of $28,063.

We reported approximately $1,917 of net income, or $0.06 basic earnings per share and $0.05 diluted earnings per share, for the year ended December 31, 2024, compared to approximately $6,135 of net loss, or $0.25 per share, for the year ended December 31, 2023. As of December 31, 2024, we had approximately $2,947 of cash and cash equivalents, and an accumulated deficit of $20,827.

Although we generated net income for the year ended December 31, 2024, our historical recurring operating losses and sustained working capital deficits raises substantial doubt about our ability to continue as a going concern. We are currently engaged in a proposed business combination with a publicly traded special purpose acquisition company (“SPAC”) to improve our liquidity position. While these plans are intended to mitigate the conditions that raise substantial doubt, there can be no assurance that we will be successful in implementing these strategies or that such actions will be sufficient to enable us to continue as a going concern.

Key Factors and Trends Affecting Our Performance

Our results have been affected, and are expected to be affected in the future, by a variety of factors. A discussion of key factors that have had, or may have, an effect on our results is set forth below. For a further discussion of the factors affecting our results of operations, see “Risk Factors.”

Bitcoin Price Volatility

We have historically provided colocation services to customers who mine Bitcoin, and Bitcoin price volatility has directly impacted our business because it can affect these customers’ ability to sustain mining operations and meet their contractual obligations to us. The digital asset exchanges on which Bitcoin is traded are relatively new and largely unregulated. Many digital asset exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, such digital asset exchanges, including prominent exchanges handling a significant portion of the volume of digital asset trading. From 2022 through 2025, a number of digital asset exchanges filed for bankruptcy proceedings and/or became the subjects of investigation by various governmental agencies for, among other things, fraud, causing a loss of confidence and an increase in negative publicity for the digital asset ecosystem. As a result, many digital asset markets, including the market for Bitcoin, have experienced increased price volatility. The Bitcoin ecosystem may continue to be negatively impacted and experience long term volatility if public confidence decreases. Following the HPC/AI Transition, the price volatility of bitcoin will have a decreased impact on our results of operations.

Increased Regulation / Expanding into New Markets

As we continue to enter into new markets for HPC/AI services, competitive, operational, legal and regulatory risks may be exacerbated as there is substantial uncertainty about the extent to which AI will result in changes that come with risks that we may not be able to anticipate, prevent, mitigate or remediate. Our investments in further developing and offering HPC/AI services may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality or security risks, ethical concerns or other complications that could adversely affect our business, reputation, results of operations or financial condition. The increasing focus on the risks and strategic importance of certain HPC/AI services, such as AI cloud services, and AI/ML technologies, has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI/ML, and may in the future result in additional restrictions impacting any offerings we may develop, including AI cloud services and other HPC solutions.

Strategic Transition from Bitcoin Mining Colocation to API/HPC

Our strategic transition from Bitcoin mining colocation to HPC/AI infrastructure services is designed to position us to capitalize on significant growth trends in the data center industry. During this transition period, we continue to derive revenue from hosting Bitcoin mining equipment for existing customers, and as such, we remain exposed to risks associated with the cryptocurrency industry and digital asset markets. As we complete our transition to HPC/AI infrastructure services, our exposure to cryptocurrency market risks will decline materially, and we expect Bitcoin mining colocation to represent a decreasing portion of our overall business. Given that our legacy business is still in Bitcoin mining colocation operations and the cryptocurrency industry, during the transition period, any adverse developments in the cryptocurrency industry could continue to impact our financial performance and results of operations.

Macroeconomic Conditions

Adverse macroeconomic conditions, including rising interest rates, economic recession, persistent inflation, or financial market volatility, can impact our business. Economic slowdowns typically cause enterprises and other potential customers to delay capital expenditure decisions, reduce technology investments, or postpone HPC/AI infrastructure projects, which could significantly reduce demand for our services and delay customer decision-making processes. Inflation increases the costs of construction materials, labor, and data center equipment, thereby reducing our project margins at the same time that higher financing costs are pressuring our returns. The combination of increased construction costs, higher financing expenses, and potentially reduced customer demand during periods of economic uncertainty could materially impair our ability to execute our growth strategy profitably.

Recent Developments

The Business Combination

On November 19, 2025, we entered into the Business Combination Agreement with Blue, a Cayman Islands exempted company, Pubco, Blue Merger Sub and Company Merger Sub. The Business Combination Agreement provides, among other things, that in accordance with the terms and subject to the conditions set forth therein, a business combination between the SPAC and Blockfusion will be affected. At the Effective Time, Blue Merger Sub shall be merged with and into Blue, with Blue Merger Sub ceasing to exist and Blue continuing its corporate existence as the surviving company, and Company Merger Sub will merge with and into us, with Company Merger Sub ceasing to exist and Blockfusion continuing its corporate existence as the surviving company. As a result, Blockfusion and Blue will become wholly owned subsidiaries of Pubco and Pubco will become a publicly traded company.

Gryphon Agreement

On December 1, 2024, we entered into a co-location mining services agreement with Gryphon Digital Mining Inc., a Delaware corporation (“Gryphon”) to provide hosting services for 3,780 of Gryphon’s Bitcoin miners not to exceed 12 MW of allocated power (“Gryphon MSA”). Gryphon is required to pay a facility fee for standard levels of maintenance of its mining equipment, including fault diagnosis and software upgrades and racking and unracking of faulty machines. Gryphon is also required to pay for its monthly power usage without a markup charge. Since contract inception, we satisfied all obligations under the Gryphon MSA, however Gryphon defaulted on certain payments making it delinquent under the payment terms of the contract even after various written notices were provided.

On April 15, 2025, we exercised our right to operate the mining equipment effectively taking control of the use of the assets.

On June 25, 2025, we executed a forbearance agreement with Gryphon whereby we agreed to refrain from issuing a formal breach notice, commence proceedings, enforcement actions or other remedies for a period of 60 days, strictly as a temporary measure and without waiver of any rights or remedies, in exchange for partial cash payment of the outstanding amount. We did, however, continue to exercise our rights to operate the mining equipment and take possession of any Bitcoin mined until the termination of the Gryphon MSA on September 4, 2025, following the acquisition of Gryphon by American Bitcoin Corp. Upon termination, the mining equipment was returned. Following termination, as the amount of liquidated Bitcoin from the mining activity was not sufficient to cover the operating costs and other reimbursable costs from Gryphon, we received payment in full of all amounts owed under the Gryphon MSA from American Bitcoin Corp.

Issuance of Term Loans and Restructuring of Payables

On January 13, 2025, we settled a $1,187 trade payable balance with a vendor by issuing a $1,187 term loan and a warrant to purchase up to 50,000 shares of Series A Common Stock. The term loan bears interest at an annual rate of 7.5% and matures in January 2028. The warrant is exercisable at $0.92 per share and has a term of five years from the issuance date.

On March 31, 2025, we entered into a settlement agreement with a vendor to settle $823 in trade payable balances. The payment terms of the $823 in trade payables were restructured to be repaid upon a qualifying finance or change of control event. In connection with the settlement, a warrant was issued to the vendor to purchase up to 35,000 shares of Series A Common Stock. The warrant is exercisable at $0.92 per share and has a term of three years from the issuance date.

On July 21, 2025, we entered into a $4,000 term loan agreement with a maturity date in September 2027. The loan bears interest at an annual rate of 12%. In connection with the loan, we also issued a warrant to the lender to acquire up to 210,000 shares of Series A Common Stock. The warrants are exercisable at $0.01 per share and have a term of five years from the issuance date. A portion of the funds obtained were used to voluntarily prepay and fully settle the outstanding principal and interest due on the Term Note with PHP in the amount of $1,178, originally issued on September 9, 2021. No fees were incurred with the prepayment.

Issuance of Common Stock Warrants

On March 1, 2025, we issued Common Stock Warrants to a customer for the purchase of up to 417,550 shares of Company Class B Common Stock, in connection with the third amendment to a mining services agreement executed on the same date. Each warrant has an exercise price of $0.01 per share. The warrants are exercisable during the 12-month period following the expiration or qualifying termination of the mining services agreement. As of the issuance date, the agreement had approximately 24 months remaining in its initial 38-month term and is subject to automatic renewal for successive three-month period thereafter. The exercise price is subject to customary adjustments for events such as stock dividends, stock splits, consolidations, mergers, and issuances of additional shares of common stock.

Agreement for Transaction Related Services

On August 26, 2024, the Company entered into the Financial Advisory Agreement with ING, a registered broker-dealer and wholesale banking business, pursuant to which ING agreed to provide financial advisory services to the Company. Under the Financial Advisory Agreement, as amended, the Company agreed to pay ING a transaction fee of $2,250,000 (payable at closing) and reimburse ING for reasonable out-of-pocket expenses (including legal fees), and provide customary indemnification and contribution, in each case on the terms set forth therein.

Components of Our Results of Operations

Revenue

Our revenue is generated primarily from co-location mining services and implementation services. As part of our implementation services, we install and configure mining equipment at the data center. Implementation services fees are recognized in the period in which the services are provided.

Our co-location mining services contracts are structured as service agreements which may consist of multiple performance obligations. These contracts primarily provide for the hosting of customers’ miners within a secure data center while supplying electrical power, internet connectivity, proper safety and security and access to maintenance resources. Typically, these customers are billed monthly for facility fees and energy fees. Facility fees are fixed fees per MW of allocated load power at the data center. Energy fees are passed through to the customer from the utility provider based upon the current usage and utility rate.

We are the principal in providing mining services to the customer, and all related fees earned are reported on a gross basis. Revenue for co-location mining services is recognized over time, as customers simultaneously receive and consume the benefits of our services. Any fixed consideration, such as fixed facility fees, is recognized ratably over time as the services are transferred to the customer over the contractual term. Energy fees and variable facility fees are recognized in the period when the related services are provided.

In certain contracts, the customer can pay us for mining services in the form of a percentage of digital assets mined by the customer’s miners. Because digital assets are treated as noncash consideration, their fair value is determined at the time of contract inception based on the quoted market price of the digital asset in our principal market.

In addition, we generate revenue from participation in Energy Programs, as described under “—Energy Program Income” below.

Our revenue recognition policies are further discussed below under the heading “Critical Accounting Estimates” and Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements, included elsewhere in this proxy statement/prospectus.

Cost of sales

Our cost of sales consists primarily of expenses related to supporting our services agreements. Our primary cost of revenue are utilities costs which are necessary to support the significant energy requirements of Bitcoin mining. Additionally, we incur costs associated with onsite management. This includes salaries and other personnel-related expenses as well as certain fees for third-party vendors who are engaged to assist with certain set-up and implementation activities. Other significant components of cost of sales include security costs, repairs and maintenance and supplies, including salaries and personnel expenses, as well as fees for third-party vendors who provide robust security infrastructure at our facilities.

Operating expenses

Selling, general and administrative

Selling, general and administrative expenses consist primarily of personnel-related costs, including salaries and wages, benefits, and stock-based compensation expense. It also includes travel expenses such as airfare and hotels, office supplies, software expenses, printing and postage, property insurance and certain utilities, such as phone and internet.

Legal and professional fees

Legal and professional fees consist primarily of transaction-related finance and accounting fees, transaction-related legal fees and fees related to legal proceedings with XBTO. Refer to Note 16, “Commitments and Contingencies,” to our consolidated financial statements, included elsewhere in this proxy statement/prospectus, for further detail on our legal proceedings.

Depreciation and amortization

Depreciation expense consists of the depreciation associated with our mining equipment and buildings at our Niagara Facility, and depreciation expense associated with certain leases. Amortization expense consists of straight-line amortization expense associated with our finance classified leases.

Other income (expense)

Interest Expense

Interest expense consists primarily of interest incurred on our notes payable and finance leases.

Change in fair value of warrant liability

Change in fair value of warrant liability relates to revaluation of liability-classified warrants. The warrants are revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded in the condensed consolidated statements of operations and comprehensive (loss) income within the change in fair value of warrant liability line item.

Energy Program Income

Energy Program income is generated from participation in the NYISO demand response programs. Under these programs, participants commit to curtailing or shifting electrical consumption when requested by the grid operator during periods of high system demand or constrained capacity. In return, participants receive capacity and performance-based payments that reflect the market value of the grid support provided.

For us, Energy Program participation involves enrolling specific portions of site load and power capacity into NYISO-administered programs, thereby making this capacity available for temporary reduction or dispatch when called upon. These payments are recorded as operating revenues and are not credits, offsets, or reductions of utility expense. We view Energy Program participation as both a revenue-generating and grid-stabilizing activity, aligning with our broader commitment to energy efficiency, grid reliability, and sustainable operations.

Energy Program revenues may vary from period to period based on NYISO program rules, capacity prices, system peak conditions, and our available enrolled capacity.

Gain on settlement

Gain on settlement relates to a gain recognized upon the settlement of a master lease agreement, in which a term loan and warrants were issued to settle amounts owed under the master lease agreement.

Realized gains (losses), net

Realized gains (losses), net primarily relate to sales and dispositions of mining equipment and crypto assets.

Other income (expense), net

Other income (expense), net consists primarily of change in fair value of notes payable, change in fair value of warrant liability, and mining revenue.

Income tax provision

For the nine months ended September 30, 2025 and 2024, we recorded an income tax provision of $128 and $85, respectively. The $128 for the nine months ended September 30, 2025 is comprised of $124 in federal tax expense and $4 in state tax expense. The $85 for the nine months ended September 30, 2024 is comprised of $80 in federal tax expense and $5 in state tax expense.

For the years ended December 31, 2024 and 2023, we recorded an income tax provision of $80 and $0, respectively. The $80 for the year ended December 31, 2024 is comprised of $76 in federal tax expense and $4 in state tax expense.

As of December 31, 2024 and 2023, we had US federal net operating loss carryforwards of $23,702 and $25,203, respectively. As of December 31, 2024 and 2023, we had state NOL carryforwards of $16,912 and $19,984, respectively. Of the $23,702 and $25,203 federal NOL carryforwards, almost all of it may be carried forward indefinitely. The December 31, 2024 and 2023 state NOL carryforwards begin to expire in 2041.

Results of Operations

Comparison of the Nine Months Ended September 30, 2025 and 2024

	September 30,
	2025	2024	Change	%
	(in thousands)
Revenue	$15,781	$17,501	$(1,720)	(10)%
Cost of sales	14,172	14,746	(574)	(4)
Gross margin	1,609	2,755	(1,146)	(42)

Operating expenses
General and administrative	1,925	2,342	(417)	(18)
Legal and professional fees	2,382	429	1,953	455
Depreciation and amortization	693	806	(113)	(14)
Total operating expenses	5,000	3,577	1,423	40

Loss from operations	(3,391)	(822)	(2,569)	313

Other income (expense):
Interest expense	(1,652)	(2,106)	454	(22)
Change in fair value of warrant liability	(7,056)	(22)	(7,034)	31,973
Energy Program income	2,943	1,512	1,431	95
Gain on settlement	93	3,619	(3,526)	(97)
Unrealized gains	(9)	-	(9)	-
Realized gains (loss), net	29	(44)	73	(166)
Other income (expense), net	1,922	(371)	2,293	618
Total other (expense) income, net	(3,730)	2,588	(6,318)	(244)

Net (loss) income before (provision) for income taxes	(7,121)	1,766	(8,887)	(503)

Provision for income taxes	(128)	(85)	(43)	51

Net (loss) income	$(7,249)	$1,681	$(8,930)	(531)%

Revenue

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Revenue	$15,781	$17,501	$(1,720)	(10)%

Revenue was $15,781 for the nine months ended September 30, 2025, as compared to $17,501 for the nine months ended September 30, 2024. The decrease of $1,720 was primarily driven by a:

-	$2,264 increase in revenue resulting from new contracts entered into after September 30, 2024

-	$1,411 increase in revenue resulting from expansion of services on existing contracts and certain customer contracts which were not active during the full year ending December 31, 2023; partially offset by a

-	$5,395 decrease attributable to the expiration and termination of certain customer contracts.

-	$15,270 increase in revenue resulting from new contracts entered into during the year ended December 31, 2024, $15,042 of which was resulting from a single customer contract entered into in January 2024; and a

-	$4,996 increase in revenue resulting from expansion of services on existing contracts and certain customer contracts which were not active during the full year ending December 31, 2023; partially offset by a

-	$13,398 decrease attributable to the expiration and termination of certain customer contracts.

Cost of Sales

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Cost of sales	$14,172	$14,746	$(574)	(4)%

Cost of sales totaled $14,172 for the nine months ended September 30, 2025, as compared to $14,746 the nine months ended September 30, 2024, representing a decrease of $574. This decrease was primarily driven by a 10% decline in revenue. The decrease in cost of sales is generally aligned with the gross margin, which decreased slightly from 16% in 2024 to 10% in 2025, reflecting a proportionate decline in direct costs relative to revenue.

-	$275 decrease in utilities, driven by expiration and termination of certain customer contracts; and a

-	$285 decrease in maintenance-related expenses, including salaries and other personnel-related expenses.

Management anticipates future increases in cost of sales, consistent with expected revenue growth from AI-hosting contracts. Fluctuations in energy prices and shifts in cryptocurrency economics may partially offset these impacts, supporting overall margin stability.

Operating expenses

Selling, general and administrative

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Selling, general and administrative	$1,925	$2,342	$(417)	(18)%

Selling, general and administration expenses were $1,925 for the nine months ended September 30, 2025, as compared to $2,342 for the nine months ended September 30, 2024. The decrease of $417 was primarily driven by a $531 decrease in taxes and fees related to the master lease agreement, partially offset by an increase of $122 related to an increase in payroll related expenses as well as an increase office supply expenses.

Legal and professional fees

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Legal and professional fees	$2,382	$429	$1,953	455%

Legal and professional fees expense was $2,382 for the nine months ended September 30, 2025, as compared to $429 for the nine months ended September 30, 2024. The increase of $1,953 was primarily driven by a $1,977 increase in transaction-related legal and other professional fees incurred during the nine months ended September 30, 2025.

Depreciation and amortization

	Nine Months Ended
	September 31,
	2025	2024	Change	%
	(in thousands)
Depreciation and amortization	$693	$806	$(113)	(14)%

Depreciation and amortization expense was $693 for the nine months ended September 30, 2025, as compared to $806 for the nine months ended September 30, 2024. The decrease of $113 was primarily driven by a decrease in amortization of a finance lease liability, which terminated during 2024.

Other income (expense)

Interest expense

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Interest expense	$(1,652)	$(2,106)	$454	(22)%

Interest expense was $1,652 for the nine months ended September 30, 2025, as compared to $2,106 for the nine months ended September 30, 2024. The change of $454 was primarily driven by a (i) $1,770 decrease in interest expense due to the expiration and termination of certain lease agreements during nine months ended September 30, 2025, partially offset by (ii) a $1,316 increase in interest expense, primarily driven by an increase in debt obligations under our term loan agreements during the nine months ended September 30, 2025.

Change in fair value of warrant liability

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Change in fair value of warrant liability	$(7,056)	$(22)	$(7,034)	31,973%

Change in fair value of warrant liability was $7,056 for the nine months ended September 30, 2025, as compared to $22 for the nine months ended September 30, 2024. The change of $7,034 was primarily driven by changes in the fair value of warrant obligations, including the impact of warrants that were issued subsequent to September 30, 2024 and therefore were not outstanding in the comparative period, as well as amendments to the terms of the existing warrant obligations.

Energy Program income

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Energy program income	$2,943	$1,512	$1,431	95%

Energy Program income was $2,943 for the nine months ended September 30, 2025, as compared to $1,512 for the nine months ended September 30, 2024. The increase of $1,431 was primarily driven by increased energy consumption by customers and higher energy prices.

Gain on settlement

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Gain on settlement	$93	$3,619	$(3,526)	(97%)

The $3,526 change in gain on settlement for the nine months ended September 30, 2024 relates to the settlement of a master lease agreement. As part of the settlement, we issued a term loan and warrants to settle the outstanding lease obligations. The gain reflects the excess of the carrying value of the liabilities settled and the fair value of the instruments issued.

Realized gains (loss), net

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Realized gains (loss), net	$29	$(44)	$73	(166)%

Realized gains were $29 for the nine months ended September 30, 2025, compared to a realized loss of $44 for the nine months ended September 30, 2024. The change was primarily driven by realized gains from the liquidation of Bitcoin during the nine months ended September 30, 2025 partially offset by losses on the disposal of mining machinery and equipment recorded in the prior-year period, which did not recur in the current period.

Other (expense) income, net

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Other income (expense), net	$1,922	$(371)	$2,293	618%

Other income, net was $1,922 for the nine months ended September 30, 2025, as compared to other expense, net of $371 for the nine months ended September 30, 2024. The change was primarily attributable to changes in the fair value of notes payable of $363 and increase in mining revenue of $1,904.

Provision for income taxes

	Nine Months Ended
	September 30,
	2025	2024	Change	%
	(in thousands)
Provision for income taxes	$(128)	$(85)	$(43)	51%

Provision for income taxes was $128 for the nine months ended September 30, 2025 and $85 for the nine months ended September 30, 2024. The change is primarily attributable to current period taxable income after NOL adjustments.

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Revenue	$23,689	$16,796	$6,893	41%
Cost of sales	20,297	13,893	6,404	46
Gross margin	3,392	2,903	489	17

Operating expenses
General and administrative	2,948	3,489	(541)	(16)
Legal and professional fees	584	881	(297)	(34)
Depreciation and amortization	1,039	1,275	(236)	(19)
Total operating expenses	4,571	5,645	(1,074)	(19)

Loss from operations	(1,179)	(2,742)	1,563	(57)

Other income (expense):
Interest expense	(2,604)	(3,207)	603	(19)
Energy program income	2,589	1,018	1,571	154
Gain on settlement	3,619	117	3,502	100
Realized gains (losses), net	(42)	(1,353)	1,311	(97)
Other (expense) income, net	(386)	32	(418)	(1,306)
Total other income (expense), net	3,176	(3,393)	6,569	(194)

Net income (loss) before (provision) benefit for income taxes	1,997	(6,135)	8,132	(133)

Provision for income taxes	(80)	-	(80)	-

Net income (loss)	$1,917	$(6,135)	$8,052	(131)%

Revenue

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Revenue	$23,689	$16,796	$6,893	41%

Revenue was $23,689 for the year ended December 31, 2024, as compared to $16,796 for the year ended December 31, 2023. The increase of $6,893 was primarily driven by a:

-	$15,270 increase in revenue resulting from new contracts entered into during the year ended December 31, 2024, $15,042 of which was resulting from a single customer contract entered into in January 2024; and a

-	$4,996 increase in revenue resulting from expansion of services on existing contracts and certain customer contracts which were not active during the full year ending December 31, 2023; partially offset by a

-	$13,398 decrease attributable to the expiration and termination of certain customer contracts.

Of the total fluctuation, $6,638 of the net increase relates to co-location mining services revenue and $197 relates to implementation services revenue.

Cost of Sales

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Cost of sales	$20,297	$13,893	$6,404	46%

Cost of sales totaled $20,297 for the year ended December 31, 2024, as compared to $13,893 for the year ended December 31, 2023, representing an increase of $6,404. This increase was primarily driven by a 41% growth in revenue, which led to higher operational activity and greater infrastructure utilization, particularly in response to increased demand from our mining clients. The increase in cost of sales is generally aligned with the gross margin, which decreased slightly from 17% in 2023 to 14% in 2024, reflecting a proportionate rise in direct costs relative to revenue.

The $6,404 increase in cost of sales was mainly attributable to a:

-	$5,882 increase in utilities, driven by expanded site operations and higher energy consumption; and a

-	Combined $518 increase in maintenance-related expenses, reflecting increased equipment usage and servicing needs and, on-site management costs, including salaries and other personnel-related expenses.

Management anticipates continued increases in cost of sales, consistent with expected revenue growth from AI-hosting contracts. Fluctuations in energy prices and shifts in cryptocurrency economics may partially offset these impacts, supporting overall margin stability.

Operating expenses

Selling, general and administrative

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Selling, general and administrative	$2,948	$3,489	$(541)	(16)%

Selling, general and administration expenses were $2,948 for the year ended December 31, 2024, as compared to $3,489 for the year ended December 31, 2023. The decrease of $541 was primarily driven by (i) a $212 decrease in payroll related expenses, primarily due to bonuses which were accrued during the year ended December 31, 2023, with no similar accruals during the year ended December 31, 2024, (ii) a decrease of $270 in stock-based compensation, and (iii) a $72 decrease in taxes and fees related to the master lease agreement. As the master lease agreement was settled during the year ended December 31, 2024, we did not incur similar amounts of taxes and fees during the current period.

Legal and professional fees

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Legal and professional fees	$584	$881	$(297)	(34)%

Legal and professional fees expense was $584 for the year ended December 31, 2024, as compared to $881 for the year ended December 31, 2023. The decrease of $297 was primarily driven by a $323 decrease in legal expenses, as we incurred higher legal expenses during the year ended December 31, 2023 related to the negotiation and restructuring of our 2021 term loan and 2022 term loan, both as described below in “—Term Loans” and within Note 8, “Debt” to our consolidated financial statements, included elsewhere in this proxy statement/prospectus.

Depreciation and amortization

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Depreciation and amortization	$1,039	$1,275	$(236)	(19)%

Depreciation and amortization expense was $1,039 for the year ended December 31, 2024, as compared to $1,275 for the year ended December 31, 2023. The decrease of $236 was primarily driven by a decrease in amortization of a finance lease liability, which terminated during the year ended December 31, 2024.

Other income (expense)

Interest Expense

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Interest expense	$(2,604)	$(3,207)	$603	(19)%

Interest expense was $2,604 for the year ended December 31, 2024, as compared to $3,207 for the year ended December 31, 2023. The change of $603 was primarily driven by (i) a $834 decrease in interest expense due to the expiration and termination of certain lease agreements during the year ended December 31, 2024, partially offset by (ii) a $266 increase in interest expense, primarily driven by an increase in debt obligations under our term loan agreements during the year ended December 31, 2024.

Energy program income

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Energy program income	$2,589	$1,018	$1,571	154%

Energy program income was $2,589 for the year ended December 31, 2024, as compared to $1,018 for the year ended December 31, 2023. The increase of $1,571 was primarily driven by higher enrolled capacity.

Gain on settlement

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Gain on settlement	$3,619	$117	$3,502	100%

The $3,619 gain on settlement for the year ended December 31, 2024 relates to the settlement of a master lease agreement, as compared to $117 for the year ended December 31, 2023. As part of the settlement, we issued a term loan and warrants to settle the outstanding lease obligations. The gain reflects the excess of the carrying value of the liabilities settled and the fair value of the instruments issued.

Realized gains (losses), net

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Realized gains (losses), net	$(42)	$(1,353)	$1,311	(97)%

Realized losses were $42 for the year ended December 31, 2024, compared to $1,353 for the year ended December 31, 2023. The change is primarily due to a realized gain on the liquidation of Bitcoin in the amount of $1,318 for the year ended December 31, 2023. The remaining losses for both periods were primarily attributable to losses on disposals of mining machinery and equipment.

Other expense, net

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Other (expense) income, net	$(386)	$32	$(418)	(1306)%

Other expense, net of $386 for the year ended December 31, 2024 and other income, net of $32 for the year ended December 31, 2023 were both primarily attributable to changes in the fair value of notes payable, partially offset by mining revenue.

	Year Ended
	December 31,
	2024	2023	Change	%
	(in thousands)
Provision for income taxes	$(80)	$0	$(80)	0%

Provision for income taxes was $80 for the year ended December 31, 2024 $0 for the year ended December 31, 2023. The change is primarily attributable to current period taxable income after NOL adjustments.

Liquidity, Going Concern and Capital Resources

Sources of Liquidity

Our primary source of liquidity to date has been cash raised from private placements and debt financing and our material cash requirements have been the payments of our operating expenses and investments in our growth initiatives, as well as the repayments of our outstanding term loans.

As of September 30, 2025 we had cash and cash equivalents of $279, an accumulated deficit of approximately $28,063 and a working capital deficit of $13,989. As of December 31, 2024 we had cash and cash equivalents of $2,947, an accumulated deficit of approximately $20,827 and a working capital deficit of $17,980. Management has evaluated these conditions and concluded that substantial doubt exists regarding our ability to continue as a going concern. We currently engaged in a proposed business combination transaction, as further described above within “—Recent Developments” above. The completion of this transaction is expected to provide significant capital to enhance our liquidity position. This transaction, which contemplates a pre-money enterprise valuation of $450,000, would provide us with substantial liquidity to support ongoing operations and future growth initiatives. While these plans are intended to mitigate the conditions that raise substantial doubt, there can be no assurance that we will be successful in implementing these strategies or that such actions will be sufficient to enable us to continue as a going concern.

Cash Flows

The following tables summarize our sources and uses of cash for each of the periods presented:

	Nine Months Ended
	September 30,
	2025	2024
	(in thousands)
Net cash (used in) provided by operating activities	$(223)	$4,191
Net cash used in investing activities	(162)	(869)
Net cash used in financing activities	(2,283)	(2,172)
Net change in cash and cash equivalents	$(2,668)	$1,150

	Year Ended
	December 31,
	2024	2023
	(in thousands)
Net cash provided by operating activities	$6,938	$2,007
Net cash (used in) provided by investing activities	(873)	19
Net cash used in financing activities	(3,381)	(2,117)
Net change in cash and cash equivalents	$2,684	$(91)

Operating Activities

Net cash used in operating activities was $223 for the nine months ended September 30, 2025. The factors affecting our operating cash flows during this period were our net loss of $7,249, adjusted by a decrease in cash flows from a net change in our operating assets and liabilities of $2,301 and partially offset by a decrease in cash flows from non-cash charges of $9,327. The non-cash charges primarily consisted of a $7,056 change in fair value of warrant liability, $1,477 in non-cash interest expense, $693 in depreciation and amortization, and $190 related to the change in fair value of notes payable, partially offset by a $93 gain on settlement of accrued legal fees. The change in operating assets and liabilities of $2,301 was primarily driven by a (i) $1,203 increase in accrued expenses and other current liabilities, primarily resulting from undertaking additional debt obligations, partially offset by a (ii) $1,055 increase in accounts receivable, (iii) $1,128 decrease in accounts payable, due to the timing of payments to suppliers, a (iv) $815 decrease in deferred revenue, primarily driven by the timing and frequency of certain co-location mining service agreements entered into with customers and related prepayments for services, and a (v) $700 decrease in customer deposits.

Net cash provided by operating activities was $4,191 for the nine months ended September 30, 2024. The factors affecting our operating cash flows during this period were our net income of $1,681, increase in cash flows from a net change in our operating assets and liabilities of $3,556 and partially offset by a decrease in cash flows from non-cash charges of $1,046. The non-cash charges primarily consisted of $806 in depreciation and amortization expense, $1,100 of non-cash interest expense, $554 related to the change in fair value of notes payable, $40 in loss on disposal of property, plant, and equipment, $51 in stock-based compensation, partially offset by a $3,619 gain on settlement of financing obligation and finance lease liability, which reduced the overall non-cash expense impact. The change in operating assets and liabilities of $3,556 was primarily driven by a (i) $1,387 decrease in accounts receivable, (ii) a $1,400 decrease in customer deposits partially offset by a (iii) $1,640 increase in accounts payable, (iv) $1,633 increase in accrued expenses and other current liabilities and a (v) $494 increase in deferred revenue. The increase in accounts payable and accrued expenses and other current liabilities is primarily due to timing of payments and additional debt obligations outstanding that generate interest expense. The increase in deferred revenue was primarily due to the timing and frequency of certain co-location mining service agreements entered into with customers and related prepayments for services. The decrease in accounts receivable is related to the corresponding lower sales volumes, in addition to the timing of billings and collections of customer contracts.

Net cash provided by operating activities was $6,938 for the year ended December 31, 2024. The factors affecting our operating cash flows during this period were our net income of $1,917, adjusted by an increase in cash flows from a net change in our operating assets and liabilities of $5,150 and partially offset by a decrease in cash flows from non-cash charges of $129. The non-cash charges primarily consisted of a $3,619 gain on settlement of financing obligation and finance lease liability, partially offset by and $1,573 in non-cash interest expense, $1,040 in depreciation and amortization, and $726 related to the change in fair value of notes payable. The change in operating assets and liabilities of $5,150 was primarily driven by a (i) $1,878 increase in accrued expenses and other current liabilities, primarily resulting from the restructuring of our 2022 term loan, in which accrued and unpaid interest, along with unpaid principal was modified and consolidated into a new par value of the restructured loan (refer to “—Term Loans” below as well as Note 8, “Debt,” to our consolidated financial statements, which are included elsewhere in this proxy statement/prospectus, for additional background) (ii) $2,738 increase in accounts payable, due to the timing of payments to suppliers, (iii) $130 increase in deferred revenue, primarily driven by the timing and frequency of certain co-location mining service agreements entered into with customers and related prepayments for services, (iv) $1,305 decrease in accounts receivable and partially offset by (v) a $548 decrease in customer deposits.

Net cash provided by operating activities was $2,007 for the year ended December 31, 2023. The factors affecting our operating cash flows during this period were our net loss of $6,135, adjusted by an increase in cash flows from a net change in our operating assets and liabilities of $3,995 and an increase in cash flows from a non-cash charges of $4,147. The non-cash charges primarily consisted of $1,275 in depreciation and amortization expense, $1,702 of non-cash interest expense, $803 related to the change in fair value of notes payable, $33 in loss on disposal of property, plant, and equipment, and $326 in stock based compensation. The change in operating assets and liabilities of $3,995 was generally driven by a (i) $1,476 increase in accounts payable, (ii) $1,252 increase in customer deposits and customer and utilities deposits, (iii) $2,354 increase in accrued expenses and other current liabilities, (iv) $1,741 increase in deferred revenue, partially offset by (v) a $879 increase in unbilled receivables and, (vi) a $2,188 increase in accounts receivable. The increase in accounts payable, accrued expenses and other current liabilities is primarily due to the significant losses we faced as a result of a facility fire at our Niagara Facility, resulting in delayed payments to vendors. The increase in deferred revenue was primarily due to the timing and frequency of certain co-location mining service agreements entered into with customers and related prepayments for services. The increase in accounts receivable is related to the corresponding higher sales volumes, in addition to the timing of billings and collections of customer contracts.

Investing Activities

During the nine months ended September 30, 2025 and 2024, net cash used in investing activities was $162 and $869, respectively which is related to the purchases of property and equipment.

During the year ended December 31, 2024, net cash used in investing activities was $873, which all related to the purchases of property and equipment.

During the year ended December 31, 2023, net cash provided by investing activities was $19, which consisted of $23 related to disposals of property and equipment, partially offset by $4 of purchases of property and equipment.

Financing Activities

During the nine months ended September 30, 2025, net cash used in financing activities was $2,283, of which $5,949 is related to principal payments of notes payable and $246 is related to issuance of notes receivable to related parties offset by $3,912 proceeds from notes payable.

During the nine months ended September 30, 2024, net cash used in financing activities was $2,172, of which $1,963 is related to principal payments of notes payable, $155 is related to lease financing payments and other financing obligations, and $54 is related to issuance of notes receivable to related parties.

During the year ended December 31, 2024, net cash used in financing activities was $3,381, all of which consisted of $2,972 of principal payments of notes payable, $254 related to the issuance of notes receivable to related parties, and $155 in lease related financing payments.

During the year ended December 31, 2023, net cash used in financing activities was $2,117, which consisted primarily of $1,596 of principal payments of notes payable, and $467 in lease related financing payments.

Term Loans

2021 Term Loan

In June 2021, we entered into a settlement agreement with a joint venture partner, whereby the joint venture partner transferred its ownership interest in NED to us in exchange for NED’s acknowledgment of an $8,000 term loan. The loan was formally assumed in September 2021 and matures on September 9, 2026.

In August 2023, we and the lender resolved legal disputes related to the original settlement agreement. The term loan was amended to incorporate both the original obligation and an additional $953 awarded to the lender through arbitration.

2022 Term Loan

In February 2022, we issued a $7,356 term loan, collateralized by digital asset mining equipment acquired with the loan proceeds. The term loan was originally set to mature in May 2024.

In June 2022, we defaulted term loan, resulting in the loan becoming callable and reclassified to current liabilities. In August 2024, the loan was restructured to extend the maturity date to June 6, 2027 and revise payment terms, which in turn cured the default. Interest on the August 2024 restructured terms is paid in kind at the end of every month and is added to the outstanding principal balance. As a result, the loan balance increases monthly by the amount of accrued interest. In addition to the paid in kind interest, we are required to make monthly cash payments at the beginning of each month of $60. At the maturity date, any remaining unpaid principal, accrued interest, and paid in kind interest will be repaid in cash.

2024 Term Loan

In September 2024, we entered into a settlement agreement with a lessor. We failed to make certain lease payments under the master lease agreement and owed rental payments as well as accrued interest to the lessor as of August 31, 2024. Pursuant to the settlement agreement, the master lease agreement is deemed to be terminated and all obligations satisfied upon issuance of a $6,000 term loan, the exercise of the purchase option stipulated in the master lease agreement (fixed price purchase option) and transfer of title and interest of certain equipment to the Company, and the issuance of warrants (410,000 Series A Common Stock) to the lessor. The term loan and warrants were considered to be noncash lease payments made upon termination, which were initially recognized at fair value. No cash was exchanged as part of the settlement.

The term loan has a maturity date of September 1, 2027 and bears interest at a rate of 12% per annum. Interest is paid in kind at the end of every month and is added to the outstanding principal balance. As a result, the loan balance increases monthly by the amount of accrued interest. In addition to the paid in kind interest, we are required to make monthly cash payments at the beginning of each month of $30 during the first year of the term, $50 during the second year, and $70 during the third year. At the maturity date, any remaining unpaid principal, accrued interest, and paid in kind interest will be repaid in cash.

2025 Term Loans

In January 2025, we settled a $1,187 trade payable balance with a vendor by issuing a $1,187 term loan and a warrant to purchase up to 50,000 shares of Series A Common Stock. The term loan bears interest at an annual rate of 7.5% and matures in January 2028. The warrant is exercisable at $0.92 per share and has a term of five years from the issuance date.

In July 2025, we issued a $4,000 term loan which bears a stated interest rate of 12% and matures in January 2027.

Short-term notes payable

In March 2025, the Company entered into a settlement agreement with a vendor to settle $823 in trade payable balances. The payment terms of the $823 in trade payable were restructured to be repaid upon a qualifying financing or change of control event and is non-interest bearing. In connection with the settlement, a warrant was issued to the vendor to purchase up to 35,000 shares of Series A Common Stock. The warrant is exercisable at $0.92 per share and has a term of three years from the issuance date.

Non-GAAP Financial Matters

In addition to our results of operations below, we report certain key financial measures that are not required by, or presented in accordance with, GAAP.

These non-GAAP financial measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any performance measures derived in accordance with GAAP. We believe that these non-GAAP financial measures of financial results provide useful supplemental information to investors about us. However, there are a number of limitations related to the use of these non-GAAP financial measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in our financial measures. In addition, other companies may calculate non-GAAP financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-GAAP financial measures might not be directly comparable to similarly titled measures of other companies.

EBITDA

We calculated EBITDA as net income (loss) adjusted for (i) interest expense, (ii) depreciation and amortization, and (iii) income tax (provision) benefit.

We included EBITDA as a supplemental measure for assessing operating performance in conjunction with related GAAP amounts and for the following:

●	Strategic internal planning, annual budgeting, allocating resources and making operating decisions.

●	Historical period-to-period comparisons of our business, as it removes the effect of certain non-cash expenses and expenses and revenue unrelated to ongoing business.

The following tables reconcile EBITDA to net income (loss), the most directly comparable GAAP measure (in thousands):

	Nine Months Ended September 30,
	2025	2024
	(in thousands)
Net (loss) income	$(7,249)	$1,681
Add (deduct)
Interest expense	1,652	2,106
Depreciation and amortization	693	806
Provision for income taxes	128	85
EBITDA	$(4,776)	$4,678

	Year Ended December 31,
	2024	2023
	(in thousands)
Net income (loss)	$1,917	$(6,135)
Add (deduct)		s
Interest expense	2,604	3,207
Depreciation and amortization	1,039	1,275
Provision for income taxes	80	-
EBITDA	$5,640	$(1,653)

Off-Balance Sheet Financing Arrangements

For the periods presented, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Contractual Obligations and Other Commitments

Our principal commitments consist of contractual cash obligations under our term loan agreements. As of September 30, 2025 and December 31, 2024 and December 31, 2023, we have $20,575, $18,548 and $12,605 in debt obligations outstanding, respectively, excluding premiums and discounts. Refer to “Term Loans” above as well as to Note 6, “Debt,” to our consolidated financial statements, which are included elsewhere in this proxy statement/prospectus, for additional background.

We are subject to certain claims and contingent liabilities that arise in the normal course of business. While we do not expect that the ultimate resolution of any current litigation will have a material effect on our consolidated results of operations and comprehensive loss, financial position or cash flows, litigation is subject to inherent uncertainties. Refer to Note 16, “Commitments and Contingencies,” to our consolidated financial statements, which are included elsewhere in this proxy statement/prospectus, for additional background.

Critical Accounting Estimates

Our accounting estimates discussed below are important to the presentation of our results of operations and financial condition and require the application of judgment by our management in determining the appropriate assumptions and estimates. These assumptions and estimates are based on our previous experience, trends in the industry, the terms of existing contracts and information available from other outside sources and factors. Adjustments to our financial statements are recorded when our actual experience differs from the expected experience underlying these assumptions. These adjustments could be material if our experience is significantly different from our assumptions and estimates. Below are those policies applied in preparing our financial statements that management believes are the most dependent on the application of estimates and assumptions.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, we recognize revenue when we satisfy a performance obligation by transferring goods or services promised in a contract to a customer, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We recognize revenue using the following steps: (1) identification of the contract, or contracts with a customer, (2) identification of performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract and (5) recognition of revenue when or as we satisfy the performance obligations.

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise, implicit or explicit, to transfer to the customer a good or service (or bundle of goods or services) that is distinct.

Our payment terms vary by contract and do not contain significant financing components. Amounts collected in advance of revenue recognized are recorded as deferred revenue in the consolidated balance sheets.

Areas of Judgment and Estimation

Our contracts with customers can include multiple promises to transfer goods and services to the customer, which may be provided over one or more specified phases in the contract. Determining whether promises and/or phases are distinct performance obligations that should be accounted for separately or not distinct within the context of the contract and, thus, accounted for together, requires significant judgment. When customer contracts includes promises for multiple goods, services and/or phases, we determine whether the nature of our promise is to transfer (a) multiple promised goods, services and/or phases or (b) a combined item that comprises multiple promised services and/or phases.

Significant assumptions are used in the determination of the stand-alone selling price when multiple performance obligations are identified. Typically, our contracts with customers include set-up and implementation services in addition to co-location mining services.

Set-up fees for implementation services are charged for each unit of mining equipment that is installed and configured. To determine how to allocate the variable consideration, we applied the criteria per ASC 606, noting that it is appropriate to allocate the variable amount for set-up fees entirely to the specific implementation service for the related units of mining equipment. The set-up fees relate specifically to our efforts to satisfy the performance obligation for the implementation service, and such an allocation is consistent with the allocation objective, which is to allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which we expect to be entitled in exchange for transferring the services. The amount of consideration to which we expect to be entitled in exchange for each implementation service is the set-up fees stated in the contract. As such, it is appropriate to allocate set-up fees entirely to the associated implementation service performance obligation.

Co-location mining services consist of hosting customers’ miners within a secure data center while supplying electrical power, internet connectivity, proper safety and security, and access to maintenance resources. Customers may be invoiced under a number of different payment terms. Typically, customers are billed monthly for facility fees and energy fees. Facility fees may be fixed fees for the contract term or variable fees based on the number of miners the customer put into place at the data center. Energy fees are passed through to the customer from the utility provider based upon the current usage and utility rate. Revenue for co-location mining services is recognized over time, as customers simultaneously receive and consume the benefits of our services. Any fixed consideration is included in the transaction price at contract inception and is recognized ratably over time as the services are transferred to the customer over the contractual term. Energy fees and variable facility fees are recognized in the period when the related services are provided.

Identification of distinct performance obligations and the allocation of the transaction price requires significant judgement which could affect our financial position and results of operations.

The assumptions underlying these represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions, the revenue recognized could have been materially different.

Stock-Based Compensation Expense

We measure stock-based awards granted to employees, directors, and non-employees based on their fair value on the date of the grant using the Black-Scholes-Merton option-pricing model for stock options. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally the over the vesting period of the award. We use the straight-line method to recognize the expense of awards with service-based vesting conditions. We account for forfeitures of stock-based awards as they occur.

The Black-Scholes-Merton option pricing model requires several key assumptions, including expected term, expected volatility, dividend yield, risk-free rate, and the fair value of our common stock on the grant date. As there has been no public market for our common stock to date, we engage a third-party valuation specialist to determine the fair value of our equity which is approved by our Board as of the date of grant of each option, with input from management. The third-party specialist considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by us to independent third parties or transacted between third parties, any indications of value from offers to acquire us, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Notes payable, held at fair value

We account for one of our debt obligations under the fair value option under ASC 825-10. As of September 30, 2025, December 31, 2024, and December 31, 2023, estimated fair value of our debt held under the fair value option was $0, $3,922, and $5,670, respectively. The fair value of debt obligations measured at fair value is estimated using a Monte Carlo simulation model. This approach captures the path-dependent nature of expected cash flows by simulating a range of potential scenarios under a risk-neutral framework. Debt obligations held under the fair value option are categorized as a Level 3 instrument.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of this obligation and the expense for changes in fair value of notes payable could have been materially different. Changes in fair value of notes are recorded in the consolidated statements of operations and comprehensive loss within other income (expense). Changes in fair value related to instrument-specific credit risk are reflected within other comprehensive income.

Warrants

As of September 30, 2025, there were 1,437,107 warrants outstanding, consisting of 45,000 Seed Class A Warrants, 250,000 Seed Class B Warrants, 19,557 Series A Warrants, and 1,122,550 Common Stock Warrants. As of December 31, 2024, there were 724,557 warrants outstanding, consisting of 45,000 Seed Class A Warrants, 250,000 Seed Class B Warrants, 19,557 Series A Warrants and 410,000 Common Stock Warrants.

As of December 31, 2024, there were 724,557 warrants outstanding, consisting of 45,000 Seed Class A Warrants, 250,000 Seed Class B Warrants, 19,557 Series A Warrants, and 410,000 Common Stock Warrants. As of December 31, 2023, there were 519,557 warrants outstanding, consisting of 250,000 Seed Class A Warrants, 250,000 Seed Class B Warrants, and 19,557 Series A Warrants.

We determine the accounting classification of the warrants as either liability or equity by first assessing whether the warrants meet liability classification in accordance with ASC 480. If the Warrants are not required to be classified as liabilities under ASC 480, we assess whether such instruments are indexed to the company's own stock under ASC 815-40. All outstanding warrants for the nine months ended September 30, 2025 and 2024 and for the years ended December 31, 2024 and 2023 were not determined to be indexed to the company’s own stock and therefore were classified as liabilities.

The liability-classified warrants are classified as other long-term liabilities within the consolidated balance sheets and are carried at fair value, with changes in fair value recorded in earnings. The fair value per share of the warrants was estimated using the Black-Scholes option pricing model. The fair value of the underlying equity was derived from the Option Pricing Model (OPM) employed in the our 409A valuation to allocate total equity value across the capital structure. This allocation considered the rights and preferences of each class of securities in accordance with our governing legal documents.

Key inputs to the Black-Scholes model – including estimated equity value, expected volatility, expected term, and risk-free interest rate – were consistent with those used in the 409A valuation. These inputs reflect management’s best estimates and market data available at the time of valuation. As a result, if we had used significantly different assumptions or estimates, the fair value of the warrant liability and the expense for changes in warrant fair value could have been different.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of significant accounting policies,” to our consolidated financial statements, which are included elsewhere in this proxy statement/prospectus.

Emerging Growth Company Status

Following the Merger, we expect to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by Financial Accounting Standards Board (“FASB”) or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We expect, in some instances, to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies. We also expect, in some instances, to take advantage of some of the reduced regulatory and reporting requirements applicable to emerging growth companies pursuant to the JOBS Act so long as it qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

DESCRIPTION OF SECURITIES OF Pubco

The following summary sets forth the material terms of Pubco’s securities following the completion of the Business Combination. This summary is not intended to be a complete summary of the rights and preferences of such securities. The Proposed Charter is described in “The Charter Proposal (Proposal 3).” You are encouraged to read the applicable provisions of the DGCL, the Proposed Charter, and the Proposed Bylaws, which are attached as Annexes C and D, respectively, in their entirety for a complete description of the rights and preferences of Pubco’s securities following the Business Combination.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of 500,000,000 shares of Pubco Class A Common Stock, par value $0.0001 per share, 200,000,000 shares of Pubco Class B Common Stock, par value $0.0001 per share, and 300,000,000 shares of Pubco Preferred Stock, par value $0.0001 per share.

Common stock

Pubco Class A Common Stock

Voting. Holders of shares of Pubco Common Stock will exclusively possess all voting power with respect to Pubco and are entitled vote on all matters submitted to Pubco stockholders for their vote or approval. Each share of Pubco Class A Common Stock has the voting power of one vote, and each share of Pubco Class B Common Stock has the voting power of twenty votes. Under the terms of the Proposed Bylaws, directors will be elected by a plurality of the votes cast by Pubco’s stockholders present in person virtually or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to Pubco’s stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by Pubco’s stockholders present in person virtually or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Proposed Charter (as further described below), the Proposed Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

Following the Business Combination (assuming that no public stockholders exercise their redemption rights in connection with the Business Combination and the other assumptions described above), the Pubco directors, executive officers, and beneficial owners of 5% or greater of Pubco Common Stock and their respective affiliates will hold 89% of the voting power in the aggregate.

Dividends. The holders of shares of Pubco Common Stock are entitled to receive dividends, as and if declared by the Pubco Board out of legally available funds.

Liquidation Rights. Upon the liquidation or dissolution of Pubco, the holders of shares of Pubco Common Stock are entitled to share ratably in those of Pubco’s assets that are legally available for distribution to Pubco stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Pubco Class B Common Stock

Each share of Pubco Class B Common Stock will entitle its holder to twenty (20) votes per share (the “Per Share Class C Voting Power”).

Optional Conversion. The shares of Class B Common Stock will be held by four holders (the “Class B Holders”) and each share of Pubco Class B Common Stock may be converted by a Class B Holder at any time into one share of Pubco Class A Common Stock.

Automatic Conversion. In the event that, after the Closing, a Class B Holder transfers shares of Pubco Class B Common Stock to any person other than certain permitted transferees (as set forth in Proposed Charter), such transferred shares will convert automatically into shares of Pubco Class A Common Stock having only one vote per share.

Additionally, with respect to each Class B Holder, each share of Pubco Class B Common Stock held by such Class B Holder will automatically convert into one fully paid and nonassessable share of Pubco Class A Common Stock:

●	On the date specified by the holders of two-thirds of the then outstanding shares of Pubco Class B Common Stock, voting as a separate class, or in the affirmative written election executed by the holders of two-thirds of the then outstanding shares of Pubco Class B Common Stock; or

●	the date fixed by the Pubco Board that is no less than 10 days and no more than 3 days following the date that the number of outstanding shares of Pubco Class B Common Stock held by the Class B Holders as of immediately following the Closing and their Permitted Transferees represents less than 50% of the Class B Shares held by such Class B Holders immediately following the Closing.

Preferred Stock

The Proposed Charter will provide that shares of Pubco Preferred Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of Pubco Preferred Stock authorized, and with such powers, including voting powers, if any, and the designations, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the designation and issue of such shares of Pubco Preferred Stock from time to time adopted by the Pubco Board pursuant to authority so to do which is expressly vested in the Pubco Board. The powers, including voting powers, if any, preferences and relative, participating, optional and other special rights of each series of Pubco Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The Pubco Board will be able to, without stockholder approval, issue Pubco Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Pubco Common Stock and could have anti-takeover effects. The ability of the Pubco Board to issue Pubco Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Pubco or the removal of existing management. Each series of shares of Pubco Preferred Stock: (i) may have such voting rights or powers, full or limited, if any; (ii) may be subject to redemption at such time or times and at such prices, if any; (iii) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock, if any; (iv) may have such rights upon the voluntary or involuntary liquidation, winding-up or dissolution of, upon any distribution of the assets of, or in the event of any merger, sale or consolidation of, Pubco, if any; (v) may be made convertible into or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of Pubco (or any other securities of Pubco) at such price or prices or at such rates of exchange and with such adjustments, if any; (vi) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts, if any; (vii) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of Pubco or any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by Pubco or any subsidiary of, any outstanding shares of Pubco, if any; (viii) may be subject to restrictions on transfer or registration of transfer, or on the amount of shares that may be owned by any person or group of persons; and (ix) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, if any; all as shall be stated in said resolution or resolutions of the Pubco board providing for the designation and issue of such shares of Pubco Preferred Stock.

Voting Agreement

Upon the Closing, holders of the Pubco Class B Common stock (each, a “Founder”) will enter into a voting agreement (the “Voting Agreement”) relating to the voting of their shares of Pubco Class B Common Stock (the “Subject Shares”). The Voting Agreement provides that the Proxyholder (which is appointed as Robert Scott) shall vote or not vote all Subject Shares on any matter submitted to Pubco’s stockholders in accordance with the direction of at least sixty percent (60%) of the outstanding shares of Pubco Class B Common Stock, or abstain if such direction is not timely provided.

The Voting Agreement provides that a Proxyholder shall not be entitled to vote any Subject Shares in the context of a liquidation, dissolution or winding up of the Company, unless such transaction complies with certain conditions set forth in the Voting Agreement. Pursuant to the Voting Agreement, each Founder agreed not to deposit any of its Subject Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of such Founder under the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of the following: (i) with respect to all Founders, the liquidation, dissolution or winding up of the Company; (ii) with respect to all Founders, the execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company; (iii) with respect to any particular Founder, the death or permanent and substantial incapacity of such Founder (as determined by the Pubco Board); (iv) with respect to any particular Founder, upon the conversion of the Subject Shares into Pubco Class A Common Stock; and (v) solely with respect to any such Subject Shares that are so transferred, any Subject Shares transferred by a Founder to a non-Affiliate of Founder, or by such Founder to a limited partner of such Founder, simultaneously and in connection with, or after, the sale by Pubco of its capital stock to the public pursuant to an effective registration statement under the Securities Act or Pubco otherwise first becoming subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, except for any Transfer made with the primary purpose of releasing such Founder or its affiliates from the restrictions in Section 1 of the Voting Agreement.

Assumed Warrants

Thunderra Warrant

On April 1, 2025, Blockfusion issued a warrant to Thunderra, LLC evidencing the right to purchase 35,000 shares of Series A Common Stock at an exercise price of $0.92 per share pursuant to the Thunderra Settlement (the “Thunderra Warrant”). In accordance with the terms of the Business Combination Agreement, the Byram Warrant will be assumed by Pubco and will entitle the holder to purchase [_] shares of Pubco Class A Common Stock at an exercise price of $[_] per share. The Thunderra Warrant is exercisable at any time during a five-year term from its original issue date, and may be exercised by surrender of the warrant together with a duly executed exercise notice and payment of the aggregate exercise price in immediately available funds or, as amended on September 29, 2025, by net issuance (cashless exercise). Upon a cashless exercise, the number of shares issued will equal (A − B) / A × X, where A equals the fair market value per share of Series A Common Stock and B equals the Exercise Price then in effect, with X equal to the number of shares being exercised, in each case and “fair market value” meaning, as defined in the Thunderra Warrant, (i) if the Series A Common Stock is publicly traded, the last reported sale price (or, if provided, the volume-weighted average price) on the principal trading market for the trading day immediately prior to the date of exercise, and (ii) if no public market exists, the fair value of a share as determined in good faith by the Company Board (or by an independent appraiser if and to the extent provided in the Thunderra Warrant). Upon exercise, we will issue validly issued, fully paid and non-assessable shares free of preemptive rights and liens, and we have agreed to maintain sufficient reserved shares for issuance upon exercise.

The Thunderra Warrant includes anti-dilution adjustments with the following specific terms: (i) proportional adjustment of the exercise price and shares issuable for any stock dividend or other distribution payable in Series A Common Stock or in options or convertible securities and for stock splits or combinations; (ii) upon any reorganization, reclassification, consolidation, merger, sale of all or substantially all assets or similar transaction, the Thunderra Warrant thereafter becomes exercisable for the kind and amount of securities or other property receivable by a holder of Series A Common Stock as if the Thunderra Warrant had been fully exercised immediately prior to such event; (iii) if the successor or purchaser is an entity other than the Company, an immediate adjustment of the Exercise Price to the value per share for the Series A Common Stock reflected by the transaction terms (and a corresponding adjustment to the number of shares issuable on exercise of the Thunderra Warrant) if that value is less than the then-current exercise price; (iv) the successor must assume the Company’s obligations under the Thunderra Warrant; and (v) the Company must deliver an officer’s certificate describing any adjustment within 10 business says after such event occurs. The Thunderra Warrant does not provide any weighted-average or full-ratchet price-based anti-dilution protection for future equity issuances. If the Thunderra Warrant is partially exercised, we will deliver a replacement warrant for any unexercised balance.

Brady Warrant

On January 13, 2025, Blockfusion issued a warrant to Brady Electric, Inc. evidencing the right to purchase 50,000 shares of Series A Common Stock at an exercise price of $0.92 per share (the “Brady Warrant”) pursuant to the settlement agreement and mutual release dated as of the same date. In accordance with the terms of the Business Combination Agreement, the Byram Warrant will be assumed by Pubco and will entitle the holder to purchase [_] shares of Pubco Class A Common Stock at an exercise price of $[_] per share. The Brady Warrant is exercisable during a five-year term from the original issue date upon surrender, delivery of a duly completed exercise notice and payment of the aggregate exercise price as provided in the warrant or, as amended on September 29, 2025, by net issuance (cashless exercise). The terms of the Brady Warrant are otherwise substantially similar to the Thunderra Warrant.

Byram Warrant

On March 1, 2025, Blockfusion issued a warrant to Byram River Investments LLC evidencing the right to purchase 417,550 shares of Series A Common Stock at an exercise price of $0.01 per share (the “Byram Warrant”) pursuant to the collocation agreement, as amended, with NYDIG. In accordance with the terms of the Business Combination Agreement, the Byram Warrant will be assumed by Pubco and will entitle the holder to purchase [_] shares of Pubco Class A Common Stock at an exercise price of $[_] per share. Subject to the terms of that certain collocation agreement, the Byram Warrant is exercisable only during the period beginning on the expiration of the collocation agreement (or an earlier termination other than by reason of NYDIG’s breach) and ending at 5:00 p.m., New York City time, on the date that is 12 months thereafter. Exercise is effected by surrender of the warrant together with a duly completed exercise notice and payment of the aggregate exercise price by the methods provided in the warrant, including, as amended on September 29, 2025, net issuance (cashless exercise). The terms of the Byram Warrant are otherwise substantially similar to the Thunderra Warrant.

Insight Warrants

Blockfusion issued two warrants to each of the J&M Ford Trust and the Czaja-Weiner Trust, on September 1, 2024 and July 21, 2025, each respectively representing the rights to purchase 205,000 and 105,000 shares of Series A Common Stock at an exercise price of $0.01 per share (the “Insight Warrants”). In aggregate, the Insight Warrants represent the rights to purchase 620,000 shares of Series A Common Stock. Each warrant is exercisable during a five-year term from its respective original issue date. In accordance with the terms of the Business Combination Agreement, the Insight Warrants will be assumed by Pubco and will entitle the holder to purchase, respectively [_] shares of Pubco Class A Common Stock at an exercise price of $[_] per share and [_] shares of Pubco Class A Common Stock at an exercise price of $[_] per share. Collectively, the Insight Warrants entitle the holders to purchase [_] shares of Pubco Class A Common Stock at an exercise price of $[_] per share. The terms of the Insight Warrants are otherwise substantially similar to the Thunderra Warrant.

Series A Follow-On Warrants

On September 30, 2022, Blockfusion issued warrants to LUCSAM Holdings Corp. and TNJ Ltd. pursuant to the Series A Preferred Stock purchase agreements dated as of that date (the “Series A Follow-On Warrants”). The Series A Follow-On Warrants evidence the rights to purchase 13,038 and 6,519 shares of Series A Common Stock, respectively, at an exercise price of $0.01 per share during a five-year term from the original issue date. In accordance with the terms of the Business Combination Agreement, the Series A Follow-On Warrants will be assumed by Pubco and will entitle the holders to purchase and aggregate of [_] shares of Pubco Class A Common Stock at an exercise price of $[_] per share. Exercise is effected by surrender of the warrant, delivery of a duly executed exercise notice, and payment of the aggregate exercise price by the methods provided in the warrant, including, as amended on September 29, 2025, net issuance (cashless exercise). The terms of the Series A Follow-On Warrants are otherwise substantially similar to the Thunderra Warrant.

Mana Warrants

On [August 21, 2021], Blockfusion issued two amended and restated warrants to Gustavo Mana, amending and restating a warrant originally initially issued on February 22, 2021, at an exercise price of $0.25 per share entitling the holder to purchase (i) 45,000 shares of Series A Common Stock and (ii) 250,000 shares of Series B Common Stock (collectively, the “Mana Warrants”). Each Mana Warrant is exercisable during a five-year term from its original issue date. In accordance with the terms of the Business Combination Agreement, the Mana Warrants will be assumed by Pubco and will entitle the holders to purchase [_] shares of Pubco Class A Common Stock and [_] shares of Pubco Class B Common Stock at an exercise price of $[_] per share. The terms of the Manan Warrants are otherwise substantially similar to the Thunderra Warrant.

Each Mana Warrant may be exercised by surrender of the warrant to the company together with a duly executed exercise notice and payment of the aggregate exercise price by the methods provided in the warrant, including, as amended on September 29, 2025 (for SEED02A and SEED02B), by net issuance (cashless exercise). Upon a cashless exercise, the number of shares issued will equal (A − B) / A × X, where A equals the fair market value per share of Common Stock and B equals the Exercise Price then in effect, with X equal to the number of Warrant Shares being exercised, and “fair market value” meaning, as defined in the applicable warrant, (i) if our Common Stock is publicly traded, the last reported sale price (or, if provided, the volume-weighted average price) on the principal trading market for the trading day immediately prior to the date of exercise, and (ii) if no public market exists, the fair value of a share as determined in good faith by our board of directors (or by an independent appraiser if and to the extent provided in the applicable warrant). We have covenanted that all shares issued upon exercise will be validly issued, fully paid and non-assessable, free of preemptive rights. The company maintains a warrant register and will treat the registered holder as the holder for all purposes.

Each Mana Warrant contains the following specific anti-dilution adjustments: (i) proportional adjustment of the Exercise Price and Warrant Shares for any stock dividend or other distribution payable in Common Stock or in options or convertible securities and for stock splits or combinations; (ii) following any reorganization, reclassification, consolidation, merger, sale of all or substantially all assets or similar transaction, the warrant becomes exercisable for the securities or property a holder of Common Stock would have received had the warrant been fully exercised immediately prior to the event; (iii) where the successor or purchaser is other than the Company, an immediate adjustment of the Exercise Price to the value per share reflected by the transaction terms (with a corresponding adjustment to the Warrant Shares) if that value is less than the then-current Exercise Price; (iv) assumption by any successor; and (v) an officer’s certificate describing adjustments within 10 Business Days. These warrants do not provide weighted-average or full-ratchet price-based anti-dilution protection. The warrants may be transferred in whole or in part upon surrender with a duly executed assignment and payment of applicable transfer taxes; replacement warrants will be delivered upon division, combination or partial exercise. The warrants and underlying shares are “restricted securities,” subject to legends and transfer restrictions under applicable securities laws; the holder represented accredited investor status and investment intent. The governing law is Delaware.

Exclusive Forum

The Proposed Charter will require, to the fullest extent permitted by law, that derivative actions brought in its name, actions against Pubco’s directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits Pubco by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against Pubco’s directors and officers.

Notwithstanding the foregoing, the Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for any of the following actions: (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal or concurrent federal and state jurisdiction

Anti-Takeover Effects of Provisions of the Proposed Charter and Bylaws

The provisions of the Proposed Charter and the Proposed Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Pubco Common Stock.

The Proposed Charter and the Proposed Bylaws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Pubco Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of Pubco unless such takeover or change in control is approved by the Pubco Board.

These provisions include:

Advance Notice Procedures. The Proposed Bylaws provide that Pubco stockholders seeking to bring business before Pubco’s annual meeting of stockholders, or to nominate candidates for election as directors at Pubco’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by Pubco secretary at Pubco’s principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in Pubco’s annual proxy statement must comply with the notice periods contained therein. The Proposed Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude Pubco’s stockholders from bringing matters before Pubco’s annual meeting of stockholders or from making nominations for directors at Pubco’s annual meeting of stockholders.

Authorized but Unissued Shares. Pubco’s authorized but unissued shares of Pubco Common Stock and Pubco Preferred Stock will be available for future issuance without stockholder approval, subject to rules of the securities exchange on which the Pubco Common Stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Pubco Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Pubco Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Stockholders. The Proposed Bylaws provide that special meetings of Pubco’s stockholders may be called only by the Chairman, the Chief Executive Officer or the Pubco Board.

Business Combinations. Pubco will opt out of Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the following prescribed manner:

●	prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

●	on or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual meeting stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.

Such provisions may encourage companies interested in acquiring Pubco to negotiate in advance with the Pubco Board because the stockholder approval requirement would be avoided if the Pubco Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Listing of Pubco Common Stock

We have applied for listing of the Pubco Class A Common Stock on the Global Market tier of Nasdaq, under the symbol “BLDC,” as of immediately following the Closing. Accordingly, if Pubco’s securities are listed on Nasdaq, Pubco will be required to comply with the Nasdaq listing rules then in effect.

Dividends

The payment of cash dividends in the future will be dependent upon Pubco’s revenues and earnings, if any, capital requirements and general financial conditions subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Pubco Board at such time.

COMPARISON OF SHAREHOLDER RIGHTS

Certain Differences in Corporate Law

Companies incorporated under the laws of the Cayman Islands are governed by the Cayman Companies Act. The Cayman Companies Act differs from laws applicable to U.S. corporations and their shareholders. A description of the differences between the laws of the Cayman Islands and Delaware law are set forth below.

Memorandum and Articles of Association

The Current Charter contain provisions designed to provide certain rights and protections to its shareholders prior to the completion of a Business Combination. A description of the material differences between the Blue Charter and the Pubco Organizational Documents is set forth in the following summary table. This summary is qualified by reference to the complete text of the Proposed Charter and the Proposed Bylaws, copies of which are attached to this proxy statement/prospectus as Annex C and D, respectively. All Public Shareholders are encouraged to read the Pubco Organizational Documents in their entirety for a more complete description of their terms.

	Current Charter	Proposed Organizational Documents
Name	Blue Acquisition Corp.	Blockfusion Data Centers, Inc.

Governing Law	Laws of the Cayman Islands	Laws of the State of Delaware

Corporate Purpose	The objects for which Blue is established are unrestricted and Blue shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.	The purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Duration of Existence	In the event Blue does not consummate an initial business combination within the specified period of time contained in the Current Charter, Blue shall cease all operations except for the purpose of winding up. Blue has twenty-one (21) months from the closing date of its IPO to consummate an initial business combination.	The Proposed Charter retains the default of perpetual existence under the DGCL.

Blank Check Provisions	The Current Charter contains various provisions related to Blue’s operation as a blank check company prior to the consummation of an initial business combination.	The Pubco Organizational Documents do not contain such provisions, as such provisions are not applicable to Pubco and the operation of its business.

Authorized Share Capital	Blue’s authorized share capital is US$55,500 divided into 500,000,000 Class A Ordinary Shares, par value US$0.0001 per share, 50,000,000 Class B Ordinary Shares, par value US$0.0001 per share and 5,000,000 preference shares, par value US$0.0001 per share.	The total number of shares of common stock which Pubco shall have authority to issue is 500,000,000 shares of Pubco Class A Common Stock, par value $0.0001 per share, 200,000,000 shares of Pubco Class B Common Stock, par value $0.0001 per share, and 300,000,000 shares of Pubco Preferred Stock, par value $0.0001 per share.

	Preference Shares. The directors of Blue may issue, allot and dispose of shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise to such persons, at such times and on such terms as they think proper, and may also vary such rights (subject to Companies Act and the Current Charter); and grant options with respect to such shares and issue warrants or similar instruments with respect thereto, save that the directors of Blue shall not allot, issue, grant options over or otherwise dispose of shares to the extent that it may affect the ability of Blue to carry out a “Class B Share Conversion” as set out in the Current Charter.	Preferred Stock. The Pubco Board is expressly authorized to provide, out of the unissued shares of the preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions adopted by the Pubco Board providing for the issuance of such series.

	Ordinary Shares. The directors of Blue may issue, allot, and dispose of shares, in such manner, on such terms and having such rights and being subjected to such restrictions as they may from time to time determine, and may also vary such rights (subject to the Companies Act and the Current Charter); and grant options with respect to such shares and issue warrants or similar instruments with respect thereto, save that the directors of Blue shall not allot, issue, grant options over or otherwise dispose of shares to the extent that it may affect the ability of Blue to carry out a “Class B Share Conversion” as set out in the Current Charter.	Common Stock. The Pubco Board is expressly authorized to provide for the issuance of shares of common stock from time to time. Except as may otherwise be provided in the Proposed Charter (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of preferred stock), each share of Pubco Class A Common Stock has the voting power of one vote, and each share of Pubco Class B Common Stock has the voting power of twenty votes for each share of common stock held of record by such holder on each matter properly submitted to the stockholders on which the holders of the common stock are entitled to vote.

Directors; Classes

The directors of Blue are divided into three classes: Class I, Class II and Class III. The Class I directors shall stand appointed for a term of three years expiring at Blue’s first annual general meeting, the Class II directors shall stand appointed for a term of three years expiring at Blue’s second annual general meeting, and the Class III directors shall stand appointed for a term of three years expiring at Blue’s third annual general meeting.

At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting.

The number of directors will be as set forth in the Proposed Charter. All directors shall be elected at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders and until their successors shall have been elected and qualified.

Board Vacancies; Removal	Directors may be appointed either to fill a vacancy in the Blue board of directors or as an additional director by the Directors Blue or by Ordinary Resolution (being the affirmative vote of a simple majority of the holders of Shares entitled to vote, voting in person or by proxy at a general meeting of Blue more a resolution passed in writing by all of the holders of Shares). Prior to the initial business combination, Blue may by an Ordinary Resolution of the holders of the Blue Class B Ordinary Shares (being the affirmative vote of a simple majority of the holders of Blue Class B Ordinary Shares entitled to vote, voting in person or by proxy at a general meeting of Blue more a resolution passed in writing by all of the holders of Blue Class B Ordinary Shares) appoint any person to be a director. Any director appointed in accordance with the Current Charter shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until the director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal.

Newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Pubco Board may be filled by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office until the earlier of the expiration of the term of office of the director whom the director has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation or removal.

Pubco’s directors may only be removed for cause and only by the affirmative vote of holders of 66-2/3% of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Authority of Directors	The business shall be managed by the directors who may pay all expenses incurred in setting up and registering Blue and may exercise all the powers of Blue as conferred upon them in the Current Charter and the Companies Act.	The Pubco Board is empowered to manage the business and affairs of Pubco and to adopt such rules and procedures as the Pubco Board deems proper for the conduct of its meetings and the management of Pubco, subject to the provisions of the DGCL and the Proposed Organizational Documents.

Liability of Directors	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or willful default.	A director of Pubco shall not be liable to Pubco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Any amendment, modification or repeal of this provision shall not adversely affect any right or protection of a director of Pubco in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Indemnification of Directors, Officers, Employees and Others	The Current Charter provides for indemnification of officers and directors against any pending or threatened action or proceeding, costs, charges, expenses, losses, damages or liabilities incurred, other than by the director’s or officer’s own actual fraud, willful default or willful neglect.	To the fullest extent permitted by applicable law, Pubco shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of Pubco or, while a director, officer, employee or agent of Pubco, is or was serving at the request of Pubco as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to an employee benefit plan, against all expense, liability and loss actually and reasonably incurred by such indemnitee in connection with such proceeding. Notwithstanding the foregoing, Pubco shall indemnify any person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Pubco Board.

Exclusive Forum

Without prejudice to any other rights or remedies that Blue may have, each shareholder acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly Blue shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

The provisions of the Current Charter with respect to exclusive jurisdiction shall not apply to any action or suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act, or any claim for which federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

Unless Pubco consents in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of Pubco, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of Pubco to Pubco or Pubco’s stockholders, (c) any action asserting a claim against Pubco, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DCGL or the Proposed Charter or Proposed Bylaws (each, as may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine. The Proposed Charter expressly provides that, notwithstanding any provision therein to the contrary, the foregoing exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. In addition, unless Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information regarding the beneficial ownership of (i) Blue, as of [_], 2025 (the “Ownership Date”), prior to the consummation of the Business Combination, and (ii) Pubco, as of immediately following the completion of the Business Combination, assuming that no Public Shares are redeemed (“No Redemptions Scenario”), and, alternatively, that 10,768,638 Public Shares are redeemed in connection with the Business Combination (“Contractual Maximum Redemptions Scenario”), with respect to:

●	each person known by Blue to be the beneficial owner of more than 5% of the outstanding shares of the Blue Ordinary Shares or shares of Pubco Common Stock on the Ownership Date;

●	each current executive officer of Blue and each member of the Blue Board, and all such executive officers and directors as a group; and

●	each person who will become an executive officer or director of Pubco upon consummation of the Transactions, and all such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

Beneficial ownership of Blue Ordinary Shares pre-Business Combination is based on an aggregate of 27,962,163 Ordinary Shares issued and outstanding as of [_], 2025.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by existing shareholders of Blue in Pubco will be different.

Unless otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities.

Pre-Business Combination Beneficial Ownership Table of Blue

	Blue Class A Ordinary Shares		Blue Class B Ordinary Shares
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Outstanding Ordinary Shares
Blue Holdings Sponsor LLC(2)	391,000	1.9%	6,769,913	95.8%	25.6%
Ketan Seth	391,000	1.9%	6,769,913	95.8%	25.6%
General (Ret.) Wesley Clark(3)	—	—	—	—	—
Dario Dino Ferrari(3)	—	—	—	—	—
Kenneth Moritsugu(3)	—	—	—	—	—
Nadim Qureshi(3)	—	—	—	—	—
David Bauer(3)	—	—	—	—	—
All officers and directors as a group (6 persons)	391,000	1.9%	6,769,913	95.8%	25.6%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following is c/o Blue Holdings Sponsor LLC, 1601 Anita LN, Newport Beach, CA 92660-4803.

(2)	The Sponsor is the record holder of the securities. Blue Holdings is the managing member of the Sponsor, and Ketan Seth is the managing member of Blue Holdings. As the managing member of Blue Holdings, Mr. Seth holds voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Mr. Seth disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. All of Blue’s officers, directors and advisors are members of BHM. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)	Does not include indirect interest as a member of Blue Holdings, the managing member of the sponsor. The managing member has allocated 75,000 Founder Shares to each of Blue’s CEO and CFO, 50,000 Founder Shares to each of Blue’s independent directors, and 25,000 to each of Blue’s special advisors, indirectly through membership interests in Blue Holdings, upon completion of Blue’s initial business combination. Dario Dino Ferrari has an indirect economic interest in Blue Holdings through his ownership of 10,000 Class B Units in Blue Holdings representing Blue Private Placement Units purchased by him for $100,000.

Post-Business Combination Beneficial Ownership Table of Pubco

The following table and accompanying footnotes set forth information regarding the beneficial ownership of (i) Blue, as of the Ownership Date prior to the consummation of the Business Combination, and (ii) Pubco, as of immediately following the completion of the Business Combination, with respect to the Persons identified in the narrative disclosure preceding the tabular disclosure immediately above. The expected beneficial ownership of shares of Pubco Common Stock immediately following completion of the Business Combination are presented assuming two scenarios:

●	Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination.

●	Assuming Contractual Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that 10,768,638 Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $109.0 million, assuming a redemption price of $10.12 per share (based on $203.7 million contained in the Trust Account as of September 30, 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Business Combination Agreement, which is waivable by Blockfusion, that the aggregate cash or cash equivalents available for release from the Trust Account (after giving effect to the completion and payment of Redemptions and payment of unpaid transaction expenses of Blue and Blockfusion) plus the net proceeds of any Financing Transactions, will equal or exceed $75 million. The “contractual maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to Pubco at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

Both scenarios assume that there will be an aggregate of an aggregate of 27,962,163 Blue Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for shares of Pubco Common Stock upon completion of the Business Combination.

Both scenarios also assume that, at the Closing, 42,930,395 shares of Pubco Common Stock will be issued to the Company Stockholders in the Company Merger.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to Blue Ordinary Shares or shares of Pubco Common Stock owned by such shareholders.

	Post-Business Combination
	Assuming No Redemptions (2)				Assuming Contractual Maximum Redemptions (3)
Name and Address of Beneficial Owner(1)	Shares of Pubco Class A Common Stock	Shares of Pubco Class B Common Stock	% of Pubco Common Stock	% of Pubco Voting Power	Shares of Pubco Class A Common Stock	Shares of Pubco Class B Common Stock	% of Pubco Common Stock	% of Pubco Voting Power
Directors and Executive Officers of Pubco
Alex Martini-Lo Manto(4)	8,146,570	5,459,857	18.6%	29.7%	8,146,570	5,459,857	21.9%	30.6%
Kant Trivedi(5)	8,443,892	5,613,430	19.3%	30.6%	8,443,892	5,613,430	22.6%	31.5%
Robert Scott	2,913,188	2,378,822	7.3%	12.8%	2,913,188	2,378,822	8.5%	13.2%
Alberto Pontonio	300,000	-	0.4%	0.1%	300,000	-	0.5%	0.1%
Ketan Seth(6)	7,200,013	-	9.9%	1.8%	7,200,013	-	11.6%	1.9%
Aber Whitcomb	-	-	-	-	-	-	-	-
[_]
[_]
All Pubco directors and executive officers as a group (eight individuals)	27,003,663	13,452,109	55%	75%	27,003,663	13,452,109	65%	77%
Other 5% Holders
Blue Holdings Sponsor LLC(6)	7,200,013	-	9.9%	1.8%	7,200,013	-	11.6%	1.9%
Gustavo Mana	2,917,999	2,679,627	7.7%	14.3%	2,917,999	2,679,627	9.0%	14.7%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 447 Broadway, 2nd Floor, #538 New York, NY 10013.

(2)	The post-Business Combination percentage of beneficial ownership for Pubco under the No Redemptions Scenario is calculated based on 72,964,283 shares of Pubco Common Stock issued and outstanding. Such amount assumes that no Blue public shareholders have elected to redeem their Public Shares in connection with the Business Combination. The 72,964,283 shares of Pubco Common Stock includes (i) 56,043,707 shares of Pubco Class A Common Stock and (ii) 16,920,576 shares of Pubco Class B Common Stock (each of which is entitled to a voting power equal to 20 shares of Pubco Class A Common Stock).

(3)	The post-Business Combination percentage of beneficial ownership for Pubco under the Contractual Maximum Redemptions Scenario is calculated based on 62,195,645 shares of Pubco Common Stock issued and outstanding. Such amount assumes that 10,768,638 Blue public shareholders have elected to redeem their Public Shares in connection with the Business Combination. The 62,195,645 shares of Pubco Common Stock includes (i) 45,275,069 shares of Pubco Class A Common Stock and (ii) 16,920,576 shares of Pubco Class B Common Stock (each of which is entitled to a voting power equal to 20 shares of Pubco Class A Common Stock).

(4)	Mr. Martini-Lo Manto is the beneficial owner of approximately 7,837,002 shares of Pubco Class A Common Stock and approximately 5,150,346 shares of Pubco Class B Common Stock that are held directly by his affiliate, Nicholson Holdings Limited. Mr. Martini-Lo Manto directly holds the remainder of his shares.

(5)

Mr. Trivedi is the beneficial owner of 8,443,892 shares of Pubco Class A Common Stock and 5,613,430 shares of Pubco Class B Common Stock that are held directly by his affiliate, Lucsam Holdings Corp. Mr. Trivedi does not directly hold any shares.

(6)	Blue Holdings Sponsor LLC is the record holder of 7,200,013 shares of Pubco Class A Common Stock consisting of (i) 6,769,913 Blue Class B Ordinary Shares which automatically convert on a one-for-one basis into Blue Class A Ordinary Shares immediately prior to the Closing of the Business Combination, (ii) 391,000 Blue Class A Ordinary Shares, and (iii) 39,100 Blue Class A Ordinary Shares following the conversion of each Blue Private Placement Right into one-tenth of one Blue Class A Ordinary Share. Each Blue Class A Ordinary Share will convert on a one-for-one basis into shares of Pubco Class A Common Stock at the Closing of the Business Combination. Blue Holdings is the managing member of the sponsor, Blue Holdings Sponsor LLC, and Ketan Seth is the managing member of Blue Holdings. As the managing member of Blue Holdings, Mr. Seth holds voting and investment discretion with respect to the ordinary shares held of record by the sponsor. Mr. Seth disclaims any beneficial ownership of the securities held by the sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Board of Directors and Executive Officers

The below sets forth certain information concerning the persons who are expected to serve as directors and/or executive officers of Pubco following the consummation of the Business Combination.

Name	Age	Position
Executive Officers
Alex Martini-Lo Manto	55	Chief Executive Officer and Director
Kant Trivedi	50	Chief Operating Officer and Director
Robert Scott	52	General Counsel and Secretary

Directors
Alberto Pontonio	49	Director
Ketan Seth	49	Director
Aber Whitcomb	48	Director
[_]	[_]	Director
[_]	[_]	Director

Executive Officers

Alex Martini-Lo Manto – Chief Executive Officer

Alex Martini-Lo Manto (legal name Emiliano Lo Manto) will serve as Chief Executive Officer and a member of the Board of Directors of Pubco upon consummation of the Business Combination. Mr. Martini-Lo Manto currently serves as Co-Founder and Chief Executive Officer of Blockfusion USA, Inc. He also currently serves as Co-Founder and Chief Executive Officer of Blockfusion’s wholly owned subsidiary, North East Data, LLC, a data center property located in Niagara Falls, New York, with over 50 MW of installed and operating capacity. He has served in these capacities since the companies’ formation in July 2019. From 2017 to 2019, Mr. Martini-Lo Manto served as Co-Founder and Chief Executive Officer of Blockfusion Technologies Inc., a Canadian venture backed by private investors focused on developing data center assets in Canada. An early participant in the blockchain industry, Mr. Martini-Lo Manto became active in the Bitcoin community in 2011 and later organized the New York City Bitcoin Meetup, which grew to more than 2,000 members, the largest in the United States. Prior to his involvement in blockchain and crypto-assets, Mr. Martini-Lo Manto held executive roles in the advertising technology sector. He is also an active angel investor and advisor to several companies in the AdTech, Cryptocurrency and A.I. sectors. In 2015, he was recognized by the United Nations Foundation for his contributions to innovation and social change.

Kant Trivedi – Chief Operating Officer

Kant Trivedi will serve as Chief Operating Officer and as a member of the Board of Directors of Pubco upon consummation of the Business Combination. Mr. Trivedi currently serves as Co-Founder and Chief Operating Officer of Blockfusion USA, Inc. and North East Data, LLC, both data center companies powered by clean energy. He has held these positions since co-founding Blockfusion in 2017. Mr. Trivedi has extensive experience in technology, telecommunications, and financial services, and has played a key role in building and managing large-scale technology operations throughout his career.

Prior to co-founding Blockfusion, Mr. Trivedi served as Chief Operating Officer and Managing Director at Greenwich Associates, where he led the turnaround and sale of the firm’s Customer Experience Transformation practice, supporting the top 250 global banks and fintech firms. In this role, he advised major financial institutions, including TD Bank, CIBC, Bank of America, U.S. Bancorp, and Fifth Third Bancorp, on digital and operational transformation initiatives, and directed company-wide modernization programs in digital infrastructure, cloud, data center, and operations.

Earlier in his career, Mr. Trivedi held executive and senior leadership positions at Rogers Communications Inc., where he led customer-facing and business technology operations across IT, digital, cloud, and network services. He developed and implemented the customer operations strategy for the Enterprise Business Unit, overseeing teams supporting fixed landline, mobile, data center, colocation, cloud, and Internet of Things (IoT) solutions across all customer touchpoints and markets. During his tenure at Rogers, he also directed key aspects of the national rollout of the company’s wireless network, oversaw the transition from wireless voice to data services, managed the integration of CallNet business operations, and led the company’s business division operations.

Mr. Trivedi began his career at Look Communications (formerly ID Internet Direct), where he served as General Manager of the Western Region and helped establish the company as the largest independent Internet service provider in Canada.

Mr. Trivedi holds a Master of Business Administration degree from Queen’s University and has served on the boards of several public companies.

Robert Scott — Executive Vice President and General Counsel

Robert Scott will serve as General Counsel and Secretary of Pubco upon consummation of the Business Combination. Mr. Scott is a corporate and commercial attorney with extensive experience in corporate law, finance, mergers and acquisitions, capital formation, and restructuring across infrastructure, media, technology, and blockchain. He has served as General Counsel and Executive Vice President of Blockfusion USA, Inc. since January 2022. From 2017 to 2022, Mr. Scott served as General Counsel of The Arena Group (NYSE American: AREN), overseeing all legal matters for a public company including securities compliance, corporate governance, public reporting, mergers and acquisitions, commercial transactions, litigation, and intellectual property. Mr. Scott previously practiced in Australia before joining Shearman & Sterling LLP in New York in 2000 and later King & Spalding LLP, where he led public and private financing transactions. In 2006, he founded a boutique legal practice in New York focused on corporate and transactional matters for technology, media, and emerging growth companies. Mr. Scott is currently a partner at Hand Baldachin & Associates LLP in New York City. He serves as Secretary and Director of the Robot Heart Foundation, a 501(c)(3) public charity, and as a member of the Board of Directors of Hope for Ukraine, a 501(c)(3) public charity. Mr. Scott holds an LL.B. (First Class Honors) and a Bachelor of Commerce from the University of Western Australia and is admitted to practice in New York, New South Wales, and Western Australia.

Non-Employee Directors

Aber Whitcomb — Director (Non-Employee)

Aber Whitcomb will serve as a non-employee member of the Board of Directors of Pubco upon consummation of the Business Combination. Mr. Whitcomb is the Founder and Chief Executive Officer of Salt AI, an artificial intelligence technology company, and a seasoned technology entrepreneur and engineer with a track record of building and scaling global digital platforms. He previously served as Chief Technology Officer and Co-Founder of Jam City, Inc. (formerly SGN Games), leading technology strategy, AI architecture, and infrastructure for a global mobile entertainment company. Earlier, Mr. Whitcomb was Chief Technology Officer and Co-Founder of MySpace, overseeing engineering and technical operations during the company’s rapid global expansion, and was recognized by InfoWorld as one of the Top 25 CTOs of 2009. He has co-founded and advised ventures at the intersection of emerging technology and infrastructure, served on the board of Core Scientific, and co-founded i/o Ventures. Mr. Whitcomb is widely regarded as an expert in large-scale computing, networking, and storage and has spoken at numerous technology and investment conferences. He holds a degree from the University of Washington.

Ketan Seth – Director (Non-Employee)

Ketan Seth will serve as a non-employee member of the Board of Directors of Pubco upon consummation of the Business Combination. Mr. Seth has served as the Chief Executive Officer of Blue Acquisition Corp. and as a member of its Board of Directors since February 10, 2025. Mr. Seth has 20 years of deal making experience in the tech sector as well as in the data centers space. Since October 2022, Mr. Seth has been the Chief Executive Officer of Vezbi, the first American Super App focused on healthcare services such as telemedicine and small payment and remittance systems for B2B clients both in the US as well as LatAm. In addition, since August 2020, Mr. Seth has been Chief Executive Officer of AT Health Inc. (formerly Innovative Health Consulting LLC) and since January 2011, Mr. Seth has been managing partner of Alpha Trading LLC, a US based private investment holding company focused on fintech and healthcare. From 2005 to 2012, Mr. Seth was Chief Executive Officer of Innovative Logistics Solutions. From 2000 to 2004, Mr. Seth worked in the Deutsche Bank Investment Banking division, assisting on deal flow and private placements. From 1998 to 2000, Mr. Seth served as a Business Strategy Consultant at Deloitte Consulting. Mr. Seth earned a BA in Economics from University of Michigan and an MBA from the Stern School of Business at NYU, where he focused in Finance, Entrepreneurship and Strategy. Mr. Seth is qualified to serve as a director due to his executive experience.

Family Relationships

There are not expected to be any family relationships between members of the Pubco Board and any of its executive officers.

Controlled Company

Pubco will qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and will elect not to comply with certain corporate governance requirements, specifically director nominees be selected or recommended to the board by independent directors. Pubco does not expect to rely on any of the controlled company exemptions. See “Risk Factors — Risks Related to Ownership of Pubco Common Stock – Following the Business Combination, Pubco will become a “controlled company” within the meaning of the Nasdaq rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Board of Directors

Upon the completion of the Business Combination, the Pubco Board will consist of seven (7) directors. At each succeeding annual general meeting of Pubco, all the directors of Pubco shall be elected for a term of three years, to succeed the directors whose terms expire at such annual meeting. Under the terms of the Proposed Charter, there will be no limit on the number of terms a director may serve on the Pubco Board.

Director Independence

Nasdaq listing rules require that a majority of the board of directors of a company listed on Nasdaq be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Pubco’s Board has determined that, upon the consummation of the Business Combination, each of [_], [_], [_] and [_] will be an independent director under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. In making these determinations, Pubco’s Board considered the current and prior relationships that each non-employee director has with the Company and will have with Pubco and all other facts and circumstances Pubco’s Board deemed relevant in determining independence, including the beneficial ownership of Pubco Common Stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Transactions.” As a controlled company, Pubco will be largely exempt from the foregoing requirements. Nonetheless, the Pubco Board will initially be comprised of a majority of independent directors and its committees will satisfy the foregoing requirements.

Committees of the Board of Directors

After the completion of the Business Combination, the Pubco Board will have a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. Each committee will operate under a charter that will be approved by the Pubco Board. The committees will have the composition and responsibilities described below.

Audit Committee

Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and following the Business Combination will consist of [_], [_] and [_], each of whom are independent directors and are “financially literate” as defined under Nasdaq listing standards. [   ] will serve as chairman of the Audit Committee. Pubco’s Board has determined that [   ] qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The audit committee’s duties will be set forth in our Audit Committee Charter.

Compensation Committee

Following the Business Combination, our Compensation Committee will consist of [_], [_], and [_], each of whom is an independent director. [_] will serve as chairman of the Compensation Committee. The functions of the Compensation Committee will be set forth in a Compensation Committee Charter.

Nominating and Governance Committee

Following the Business Combination, our Nominating and Corporate Governance Committee will consist of [_], [_] and [_], each of whom is an independent director under Nasdaq’s listing standards. [_] will serve as the chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for overseeing the selection of persons to be nominated to serve on the Pubco Board. The Nominating and Corporate Governance Committee considers persons identified by its members, management, stockholders, investment bankers and others.

The guidelines for selecting nominees will be specified in the Nominating and Corporate Governance Committee Charter.

Code of Business Conduct and Ethics

Upon the consummation of the Business Combination, we will adopt a new Code of Business Conduct and Ethics for our directors, officers, employees and certain affiliates following the Business Combination in accordance with applicable federal securities laws, a copy of which will be available on Pubco’s website. The information on Pubco’s website is not incorporated by reference into this proxy statement/prospectus. Pubco will make a printed copy of the Code of Business Conduct and Ethics available to any stockholder who so requests. Following the Business Combination, requests for a printed copy may be directed to [_].

If we amend or grant a waiver of one or more of the provisions of our Code of Business Conduct and Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on Pubco’s website.

Oversight of Cybersecurity Risks

Pubco will face a number of risks, including cybersecurity risks and those other risks described under the section entitled “Risk Factors” included in this proxy statement/prospectus. The audit committee will be responsible for overseeing the steps management has taken with respect to cybersecurity risk exposure. As part of this oversight, the audit committee will receive regular reports from management of Pubco on cybersecurity risk exposure and the actions management has taken to limit, monitor or control such exposures at its regularly scheduled meetings. Management will work with third-party service providers to maintain appropriate controls. We believe this division of responsibilities is the most effective approach for addressing Pubco’s cybersecurity risks and that the Pubco Board leadership structure supports this approach.

Indemnification Agreements

Pubco’s certificate of incorporation that will become effective immediately following the consummation of the Business Combination and will contain provisions that limit the personal liability of Pubco’s directors and officers to Pubco for loss or damages incurred by Pubco as a result of the carrying out of their functions, unless that liability arises through the actual fraud or willful default of such person. Pursuant to the certificate of incorporation of Pubco, no person shall be found to have committed actual fraud or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect. Consequently, Pubco’s directors and officers will not be personally liable to Pubco for loss or damages incurred by Pubco as a result of the carrying out of their functions, unless a court of competent jurisdiction shall have made a finding to effect that liability has arisen through the actual fraud or willful default of such person.

In addition, the certificate of incorporation of Pubco contain indemnification provisions entitling Pubco’s directors and officers to indemnification out of the assets of Pubco against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default.

EXECUTIVE AND DIRECTOR COMPENSATION OF BLOCKFUSION

Introduction

As an emerging growth company, Pubco has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated executive officers for the fiscal year ended December 31, 2024 (“Fiscal Year 2024”), whom we refer to as our “Named Executive Officers” or “NEOs.” For Fiscal Year 2024, our NEOs were:

●	Alex Martini-Lo Manto, our Chief Executive Officer;

●	Kant Trivedi, our Chief Operating Officer; and

●	Robert Scott, our General Counsel and Executive Vice President.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in connection with or following the consummation of the Business Combination could vary significantly from our historical practices and currently planned programs summarized in this discussion.

Executive Compensation Program

The objective of our compensation program is to provide a total compensation package to our executives that will enable Pubco to attract, motivate and retain outstanding individuals, align the interests of our executive team with those of our shareholders, encourage individual and collective contributions to the successful execution of our short- and long-term business strategies and reward our executives for performance.

The Fiscal Year 2024 compensation program for our NEOs consisted of a base salary and discretionary cash bonus eligibility.

●	Base Salary. Our NEOs are eligible to receive a base salary commensurate with their skill set, experience, performance, role and responsibilities. Our NEOs elected to forgo a certain portion of their base salary payments for the period between May 2022 and July 2025 in order to better position Blockfusion financially.

●	Short-Term Cash Incentives. Each of our NEOs is party to an employment agreement that provides for general annual bonus eligibility as determined in the sole discretion of Blockfusion. None of NEOs received a cash bonus for services provided in Fiscal Year 2024.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by and paid to the NEOs for services rendered to Blockfusion in all capacities for Fiscal Year 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Other Compensation ($)(4)	Total ($)
Alex Martini-Lo Manto (1)
Chief Executive Officer	2024	600,000	—	—	210,251	810,251
Kant Trivedi
Chief Operating Officer	2024	600,000	—	—	185,238	785,238
Robert Scott
General Counsel and Executive Vice President	2024	300,000	—	—	25,125	325,125

(1)	The amounts reported in this column represent the annual base salary amounts earned with respect to Fiscal Year 2024. Each NEO elected to forgo a certain portion of their base salary payments for the period between May 2022 and July 2025 in order to better position Blockfusion financially, and the actual base salary amounts paid during Fiscal Year 2024 in respect of services provided by our NEOs were (i) $287,501 for Mr. Martini-Lo Manto, which Mr. Martini-Lo Manto directed to be paid to his affiliate, Art of Digital, (ii) $300,000 for Mr. Trivedi, which Mr. Trivedi directed to be paid to his affiliate, Lucsam Tech, and (iii) $15,625 for Mr. Scott, which was paid to Mr. Scott directly. As of December 31, 2024, the unpaid wages owed to our NEOs equaled (i) $964,645 for Mr. Martini-Lo Manto, (ii) $977,144 for Mr. Trivedi, and (iii) $687,375 for Mr. Scott. For additional information, see below under “Elements of Compensation — Base Salary” and “Certain Relationships and Related Person Transactions.”

(2)	None of the NEOs received a bonus for services provided in Fiscal Year 2024. For additional information, see below under “Elements of Compensation — Bonuses.”

(3)	None of our NEOs were granted incentive equity in Fiscal Year 2024 For additional information, see below under “Elements of Compensation — Equity-based Compensation.”

(4)	Amounts reported in this column represent (i) health insurance premiums paid by Blockfusion on behalf of each NEO, (ii) for Messrs. Martini-Lo Manto and Trivedi, personal loans that each such NEO received from Blockfusion during Fiscal Year 2024, and (iii) for Messrs. Martini-Lo Manto and Trivedi, certain fringe benefits as set forth in each such NEO’s employment agreement. Although Mr. Scott is also eligible to receive certain fringe benefits under his employment agreement, he did not receive any such fringe benefits during the Fiscal Year 2024. For additional information, see below under “Elements of Compensation — Other Benefits.”

Narrative Disclosure to the Summary Compensation Table

Elements of Compensation

Base Salary

Each NEO receives a base salary to compensate them for services rendered to Blockfusion. The base salary payable to each such Named Executive Officer provides a fixed compensation component commensurate with the executive’s skill, experience, role and responsibilities. For Fiscal Year 2024, Messrs. Martini-Lo Manto and Trivedi had a base salary of $600,000 and Mr. Scott had a base salary of $300,000. Although each of our NEOs was entitled to an automatic five percent (5%) salary increase on January 1, 2024 under the terms of each NEO’s employment agreement, our NEOs did not receive this increase – or any other increase in salary – for Fiscal Year 2024. For additional information on the employment agreements that our NEOs are party to, see below under “Agreements with our NEOs.”

In May 2022, the NEOs elected to forgo a certain portion of their base salary payments in order to better position Blockfusion financially, and regular base salary payments were restored in June 2025. In connection with the consummation of the Business Combination, the unpaid wages owed to Mr. Scott are expected be paid out in full. Messrs. Martini-Lo Manto and Trivedi are each party to a promissory note dated March 1, 2024 with Blockfusion with an initial principal amount of $15,393.75. The outstanding balance of these promissory notes (including accrued interest) will be offset by the unpaid wages owed to Messrs. Martini-Lo Manto and Trivedi as of the consummation of the Business Combination, and the remainder of the unpaid wages will be paid out to Messrs. Martini-Lo Manto and Trivedi. For more information about the promissory notes with Messrs. Martini-Lo Manto and Trivedi, see below under “Other Benefits.”

The base salary amounts shown in the “Summary Compensation Table” above reflect the actual amounts earned by our NEOs for services provided in Fiscal Year 2024, and the actual base salary amounts in respect of services provided by our the NEOs in Fiscal Year 2024 were (i) $287,501 for Mr. Martini-Lo Manto, which Mr. Martini-Lo Manto directed to be paid to his affiliate, Art of Digital, (ii) $300,000 for Mr. Trivedi, which Mr. Trivedi directed to be paid to his affiliate, Lucsam Tech, and (iii) $15,625 for Mr. Scott, which was paid to Mr. Scott directly. For additional information about the salary payments to Art of Digital and Lucsam Tech, see “Certain Relationships and Related Person Transactions.” As of December 31, 2024, the unpaid wages owed to our NEOs equaled (i) $964,645 for Mr. Martini-Lo Manto, (ii) $977,144 for Mr. Trivedi, and (iii) $687,375 for Mr. Scott.

Bonuses

As described further below in the section titled “Agreements with Our NEOs,” the NEOs are each party to an employment agreement with Blockfusion that provides for general annual bonus eligibility as determined in the sole discretion of Blockfusion. None of our NEOs received a cash bonus for services provided in 2024.

Equity-based Compensation

Blockfusion has historically granted stock options, restricted stock units, and restricted stock under the Blockfusion USA, Inc. 2022 Stock Plan (the “Stock Plan”) to certain employees to incentivize and retain such employees. None of the NEOs received an award under the Stock Plan during Fiscal Year 2024.

Other Benefits

Our NEOs are generally eligible to participate in the health and welfare benefit programs offered by Blockfusion, including medical, dental, and vision benefit plans, on the same basis as other employees, subject to the terms and eligibility requirements of those plans. Blockfusion did not offer any retirement benefits in Fiscal Year 2024.

Messrs. Martini-Lo Manto and Trivedi are each party to a promissory note dated March 1, 2024 with Blockfusion with an initial principal amount of $15,393.75. During Fiscal Year 2024, Mr. Martini-Lo Manto received six advancements under his promissory note, the principal amounts of which equaled $139,606.85 in the aggregate. Mr. Trivedi received four advancements under his promissory note during Fiscal Year 2024, the principal amounts of which equaled $114,593.75 in the aggregate. As noted above, the outstanding balance of these promissory notes (including accrued interest) will be offset by the unpaid wages owed to Messrs. Martini-Lo Manto and Trivedi as of the consummation of the Business Combination.

For Fiscal Year 2024, Blockfusion paid the health insurance premiums for our NEOs in an amount equal to $36,644 in the aggregate for each of Messrs. Martini-Lo Manto and Trivedi and $25,125 in the aggregate for Mr. Scott. Messrs. Martini-Lo Manto and Trivedi are eligible to receive certain fringe benefits under their respective employment agreements as described below in the section titled “Agreements with our NEOs,” which totaled $34,000 for each such NEO during Fiscal Year 2024. Although Mr. Scott is also eligible to receive certain fringe benefits under his employment agreement as described below in the section titled “Agreements with our NEOs,” he did not receive any such fringe benefits during the Fiscal Year 2024.

Agreements with our NEOs

Each of our NEOs is party to an employment agreement with Blockfusion, the material terms of which are summarized below.

Mr. Martini-Lo Manto

Mr. Martini-Lo Manto is party to an employment agreement, dated August 1, 2023, with Blockfusion, pursuant to which he serves as its Chief Executive Officer. Mr. Martini-Lo Manto’s employment agreement provides for an annual base salary equal to $600,000 that automatically increases by five percent (5%) on January 1st of each year during his term of employment beginning in 2024. The employment agreement also acknowledges that, as of August 1, 2023, Mr. Martini-Lo Manto was owed $560,000 in gross wages for services provided prior to such date. Mr. Martini-Lo Manto is eligible to receive a discretionary annual bonus and participate in the Stock Plan, subject to the terms thereof. Mr. Martini-Lo Manto’s employment agreement also provides for the following fringe benefits: (i) an automobile allowance of up to $1,000 per month; (ii) a home office allowance of up to $2,000 per month; (iii) business or first class travel on flights that exceed 90 minutes; (iv) an annual club and gym memberships allowance of up to $5,000 per year; (v) a common carrier memberships allowance of up to $5,000 per year; and (vi) a premium cell phone plan.

In the event that Mr. Martini-Lo Manto’s employment is terminated without cause or due to good reason (as such terms are defined in the employment agreement), he is eligible to receive severance benefits consisting of (i) 12 months’ continued salary payments; (ii) monthly reimbursements for COBRA premiums paid by Mr. Martini-Lo Manto for himself and his dependents for up to 18 months; and (iii) accelerated vesting of any outstanding stock options, restricted stock awards, restricted stock units, or stock appreciation rights and the ability to exercise such fully-vested equity for the remainder of the full term, as applicable. The receipt of any severance is conditioned upon Mr. Martini-Lo Manto’s execution of a general release of claims. Although Mr. Martini-Lo Manto’s employment agreement does not provide for any specific change in control benefits upon a change in control of Blockfusion, the definition of “good reason” includes the failure of any acquiring entity to assume all rights and obligations under his employment agreement and any equity award agreements with Mr. Martini-Lo Manto.

Mr. Martini-Lo Manto’s employment agreement also includes a clawback provision, pursuant to which any incentive-based or other compensation paid to Mr. Martini-Lo Manto under his employment agreement or any other agreement with Blockfusion is subject to clawback as may be required by law, government regulation, or stock exchange listing regulation.

Mr. Trivedi

Mr. Trivedi is party to an employment agreement, dated August 1, 2023, with Blockfusion, pursuant to which he serves as its Chief Operating Officer. Mr. Trivedi’s employment agreement provides for an annual base salary equal to $600,000 that automatically increases by five percent (5%) on January 1st of each year during his term of employment beginning in 2024. The employment agreement also acknowledges that, as of August 1, 2023, Mr. Trivedi was owed $565,000 in gross wages for services provided prior to such date. Mr. Trivedi is eligible to receive a discretionary annual bonus and participate in the Stock Plan, subject to the terms thereof. Mr. Trivedi’s employment agreement also provides for the following fringe benefits: (i) an automobile allowance of up to $1,000 per month; (ii) a home office allowance of up to $2,000 per month; (iii) business or first class travel on flights that exceed 90 minutes; (iv) an annual club and gym memberships allowance of up to $5,000 per year; (v) a common carrier memberships allowance of up to $5,000 per year; (vi) a tax preparation allowance of up to $5,000 per year and (vii) a premium cell phone plan.

In the event that Mr. Trivedi’s employment is terminated without cause or due to good reason (as such terms are defined in the employment agreement), he is eligible to receive severance benefits consisting of (i) 12 months’ continued salary payments; (ii) monthly reimbursements for COBRA premiums paid by Mr. Trivedi for himself and his dependents for up to 18 months; and (iii) accelerated vesting of any outstanding stock options, restricted stock awards, restricted stock units, or stock appreciation rights and the ability to exercise such fully-vested equity for the remainder of the full term, as applicable. The receipt of any severance is conditioned upon Mr. Trivedi’s execution of a general release of claims. Although Mr. Trivedi’s employment agreement does not provide for any specific change in control benefits upon a change in control of Blockfusion, the definition of “good reason” includes the failure of any acquiring entity to assume all rights and obligations under his employment agreement and any equity award agreements with Mr. Trivedi.

Mr. Trivedi’s employment agreement also includes a clawback provision, pursuant to which any incentive-based or other compensation paid to Mr. Trivedi under his employment agreement or any other agreement with Blockfusion is subject to clawback as may be required by law, government regulation, or stock exchange listing regulation.

Mr. Scott

Mr. Scott is party to an employment agreement, dated August 1, 2023, with Blockfusion, pursuant to which he serves as its General Counsel. Mr. Scott’s employment agreement provides for an annual base salary equal to $300,000 that automatically increases by five percent (5%) on January 1st of each year during his term of employment beginning in 2024. The employment agreement also acknowledges that, as of August 1, 2023, Mr. Scott was owed $290,000 in gross wages for services provided prior to such date. Mr. Scott is eligible to receive a discretionary annual bonus and participate in the Stock Plan, subject to the terms thereof. Mr. Scott’s employment agreement also provides for the following fringe benefits: (i) an automobile allowance of up to $1,000 per month; (ii) a home office allowance of up to $2,000 per month; (iii) business or first class travel on flights that exceed 90 minutes; (iv) an annual club and gym memberships allowance of up to $5,000 per year; (v) a common carrier memberships allowance of up to $5,000 per year; (vi) a tax preparation allowance of up to $5,000 per year and (vii) a premium cell phone plan.

In the event that Mr. Scott’s employment is terminated without cause or due to good reason (as such terms are defined in the employment agreement), he is eligible to receive severance benefits consisting of (i) six months’ continued salary payments; (ii) monthly reimbursements for COBRA premiums paid by Mr. Scott for himself and his dependents for up to 18 months; and (iii) accelerated vesting of any outstanding stock options, restricted stock awards, restricted stock units, or stock appreciation rights and the ability to exercise such fully-vested equity for the remainder of the full term, as applicable. The receipt of any severance is conditioned upon Mr. Scott’s execution of a general release of claims. Although Mr. Scott’s employment agreement does not provide for any specific change in control benefits upon a change in control of Blockfusion, the definition of “good reason” includes the failure of any acquiring entity to assume all rights and obligations under his employment agreement and any equity award agreements with Mr. Scott.

Mr. Scott’s employment agreement also includes a clawback provision, pursuant to which any incentive-based or other compensation paid to Mr. Martini-Lo Manto under his employment agreement or any other agreement with Blockfusion is subject to clawback as may be required by law, government regulation, or stock exchange listing regulation.

Outstanding Equity Awards at End of Fiscal Year 2024

The following table summarizes the number of outstanding equity awards held by the Named Executive Officers as of December 31, 2024.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)
Alex Martini-Lo Manto	-	-	-
Kant Trivedi	-	-	-
Robert Scott	12/11/2023(1)	-	-

(1)	Represents an award of Restricted Stock granted to Mr. Scott under the Stock Plan on December 11, 2023, under which Mr. Scott agreed to purchase 420,000 shares of common stock at a purchase price of $0.0001. The award was not subject to any vesting terms and was outstanding as of December 31, 2024.

Potential Payments Upon Termination or Change in Control

As of December 31, 2024, our NEOs were each eligible to receive certain severance benefits upon a termination of employment without cause or due to good reason (as such terms are defined in the NEO’s employment agreement) and only to the extent that the NEO agrees to execute a general release of claims. As noted above, the definition of “good reason” set forth in our NEOs’ employment agreements includes the include the failure of an acquirer of Blockfusion to assume all rights and obligations under an NEO’s employment agreement or equity award agreement. For more information, see the subsection titled “Agreements with our NEOs.”

Other than these potential severance benefits, our NEOs were not eligible to receive any potential payments upon any form of termination or resignation of employment or a change in control of Blockfusion if such event took place on December 31, 2024, or at any other point during Fiscal Year 2024.

Executive Officer and Director Compensation After the Business Combination

We intend to enter into new employment agreements with our NEOs that will be effective as of the Business Combination. Following the consummation of the Business Combination, Pubco intends to develop an executive compensation program and a director compensation program, each of which will be designed to align compensation with Pubco’s business objectives and the creation of stockholder value, while enabling Pubco to attract, retain incentivize and reward individuals who contribute to the long-term success of Pubco. Decisions to the executive compensation and director compensation programs will be made by the compensation committee of the Board of Directors.

Director Compensation Program

No non-employee directors received any compensation for services rendered to Blockfusion for Fiscal Year 2024.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Blue

On February 20, 2025, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of Blue’s pre-IPO costs in exchange for 6,059,925 Founder Shares. Blue issued an additional 1,009,988 Founder Shares, resulting in an aggregate of 7,069,913 Founder Shares outstanding, to the Sponsor without payment of any additional consideration in a share capitalization in connection with the increase in the maximum size of the IPO from 17,250,000 Blue Public Units to 21,025,000 Blue Public Units, assuming the exercise of the IPO Underwriters’ over-allotment option in full. Prior to the closing of the IPO, the Sponsor transferred 300,000 Founder Shares to the Blue Advisor.

On June 16, 2025, simultaneously with the closing of the IPO, the Sponsor, and the IPO Underwriters purchased an aggregate of 592,250 Blue Private Placement Units, at a price of $10.00 per Private Placement Unit for an aggregate purchase price of $5,922,500. Of the 592,250 Blue Private Placement Units, the Sponsor purchased 391,000 Blue Private Placement Units and the IPO Underwriters purchased 201,250 Blue Private Placement Units. A portion of the proceeds from the sale of the Blue Private Placement Units was added to the net proceeds from the IPO held in the Trust Account. The Blue Private Placement Units are identical to the Blue Public Units except that, so long as they are held by the Sponsor or its permitted transferees, the Blue Private Placement Units (and the securities comprising such units) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until thirty (30) days after the completion of Blue’s initial business combination and (ii) are entitled to registration rights.

In connection with Blue’s IPO, the IPO Underwriters were issued an aggregate of 175,000 Blue Class A Ordinary Shares for a purchase price of $175, or $0.001 per share. The holders of the Representative Shares have agreed not to transfer, assign or sell any such shares without Blue’s prior consent until the completion of Blue’s initial business combination. In addition, the holders of the Representative Shares have agreed (i) to waive their conversion rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of Blue’s initial business combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if Blue fails to complete its initial business combination within the Combination Period.

The Sponsor, Blue’s officers and directors and the Blue Advisor have entered into the Insider Letter with Blue, pursuant to which they have agreed to waive their redemption rights with respect to their Founder Shares, Blue Class A Ordinary Shares underlying Blue Private Placement Units and Public Shares in connection with the completion of Blue’s initial business combination. Additionally, the Sponsor, Blue’s officers and directors and the Blue Advisor have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares and Blue Class A Ordinary Shares underlying Blue Private Placement Units if Blue fails to complete an initial business combination within the prescribed time frame, although they will be entitled to liquidating distributions from assets outside the Trust Account. Furthermore, the Sponsor, Blue’s officers and directors and the Blue Advisor have agreed not to transfer, assign or sell any of their Founder Shares (including any Blue Class A Ordinary Shares issuable upon conversion thereof) until the earlier to occur of: (i) six (6) months after the completion of Blue’s initial business combination or (ii) the date following the completion of Blue’s initial business combination on which Blue or the combined company completes a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, if the closing price of the Blue Class A Ordinary Shares equals or exceeds $15.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any 30-trading day period after Blue’s initial business combination, the Founder Shares will be released from the lock-up. The Blue Private Placement Units (including the securities comprising such units) will not be transferable until thirty (30) days following the completion of Blue’s initial business combination.

Simultaneously with the execution of the Business Combination Agreement, Blue, Pubco, Blockfusion and BTIG, on the one hand, and the Sponsor, Blue’s directors and officers and the Blue Advisor, on the other hand, entered into the Insider Letter Amendment to (i) add Pubco and Blockfusion as parties to the Insider Letter, (ii) revise the terms of the Insider Letter to reflect the Transactions, including the issuance of Pubco securities in exchange for Blue securities, and have Pubco assume and be assigned the rights and obligations of Blue under the Insider Letter, and (iii) amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreements described above, subject to and contingent upon the Closing.

Blue has entered into the Registration Rights Agreement with respect to the Founder Shares and the Blue Private Placement Units (including the underlying Blue Class A Ordinary Shares). Prior to the Closing, Pubco, the Sponsor and certain stockholders of Blockfusion will enter into the Amended and Restated Registration Rights Agreement, which will amend and restate the Registration Rights Agreement, pursuant to which (i) Pubco will assume the registration obligations of Blue under such Registration Rights Agreement, with such rights applying to the Pubco Class A Common Stock and (ii) such stockholders of Blockfusion will be granted equal registration rights thereunder.

Pursuant to the Administrative Services Agreement, Blue agreed to reimburse an affiliate of the Sponsor an amount equal to $5,000 per month for office space, utilities and secretarial and administrative support made available to Blue. These monthly fees will cease upon the completion of the initial business combination or Blue’s liquidation.

Prior to the closing of the IPO, the Sponsor loaned Blue an aggregate of up to $300,000 under the IPO Promissory Note to be used for a portion of the expenses of the IPO. The Promissory Note was non-interest bearing, unsecured and due at the earlier of December 31, 2025 or the closing of the IPO. The loan was repaid out of the $747,500 of offering proceeds that were allocated to the payment of IPO expenses. As of June 16, 2025, the date Blue consummated its IPO, Blue had borrowed $193,236 under the IPO Promissory Note. On June 16, 2025, Blue paid $203,557 to the Sponsor, resulting in an overpayment of $10,321 that was recorded as a related-party receivable as of September 30, 2025. The Promissory Note was repaid in full and is no longer available to Blue as of September 30, 2025. As of February 28, 2025, the Company had borrowed $26,089 under the IPO Promissory Note.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Blue’s officers and directors may, but are not obligated to, loan Blue funds as may be required on a non-interest basis. If Blue completes an initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, Blue may use amounts held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Blue Private Placement Units of the post-business combination entity at a price of $10.00 per unit at the option of the lender. Such units would be identical to the Blue Private Placement Units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of Blue’s initial business combination, Blue does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as Blue does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

Any of the foregoing payments to the Sponsor, repayments of loans from the Sponsor or repayments of working capital loans prior to Blue’s initial business combination would be made using funds held outside the Trust Account.

Prior to or in connection with the completion of Blue’s initial business combination, there may be payment by Blue to the Sponsor, Blue’s officers or directors, or Blue’s or their affiliates, of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of the initial business combination, which, if made prior to the completion of the initial business combination, will be paid from funds held outside the Trust Account. Such parties may also be reimbursed for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination.

In connection with Blue’s initial business combination, members of Blue’s management team who remain with after the business combination may be paid consulting, management or other fees from the combined company. It will be up to the directors of the post-combination business to determine executive and director compensation.

Blue and the IPO Underwriters are parties to the Placement Agent Engagement Letter, pursuant to which Blue engaged the IPO Underwriters to act as capital markets advisors in connection with the Business Combination and as placement agents in connection with any Financing Transaction. BTIG will act as the lead capital markets advisor and placement agent. Pursuant to the Placement Agent Engagement Letter, the IPO Underwriters are entitled to receive (1) a cash fee upon the consummation of any Financing Transaction in an amount equal to (i) 5% of the gross proceeds raised from the sale of equity securities, (ii) 4% the gross proceeds raised from the sale of equity-linked securities and (iii) the gross proceeds raised from the sale of debt securities in the Financing Transaction, excluding expenses and (2) a cash fee upon the consummation of the Business Combination in an amount equal to two million dollars ($2,000,000); provided, that, in the event that the Placement Fee exceeds three million dollars ($3,000,000), fifty percent (50%) of the amount of such Placement Fee that exceeds three million dollars ($3,000,000) and that has been paid to the IPO Underwriters at the time that any Advisory Fee become due shall be credited against the Advisory Fee, provided, further, that such credit shall not exceed one million dollars ($1,000,000). 85% of any Placement Fee and/or Advisory Fee will be payable to BTIG, and 15% will be payable to Roberts & Ryan. The IPO Underwriters will also be reimbursed for certain reasonable out-of-pocket expenses incurred by them in connection with the performance of such services. Further, following the closing of the Business Combination, BTIG shall have a right of first refusal for a period of one (1) year thereafter to act as the lead-managing underwriter and/or lead bookrunner in the case of any public offering.

Policy for Approval of Related Party Transactions

The audit committee of the Blue Board has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “related party transaction” is any consummated or proposed transaction or series of transactions: (i) in which Blue was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of Blue’s total assets at year-end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) Blue’s directors, nominees for director or officers or any person who has served in such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role; (ii) any record or beneficial owner of more than 5% of any class of Blue’s voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes Blue’s code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of Blue and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director’s status as an independent member of the Blue Board and on his or her eligibility to serve on the Blue Board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, Blue may consummate related party transactions only if its audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Blockfusion

Promissory Notes

On March 1, 2024, each of Messrs. Martini-Lo Manto and Trivedi executed a separate non-recourse promissory note (together, the “Executive Promissory Notes”) in favor of Blockfusion, each in the original principal amount of $15,393.75. The Executive Promissory Notes evidence advances made by Blockfusion to each of Messrs. Martini-Lo Manto and Trivedi and bear simple interest at a per annum rate equal to the minimum applicable federal rate then in effect, with interest payable at maturity or upon prepayment. Any amount not paid when due bears interest at 12% per annum. Additional advances have been made under the Executive Promissory Notes, and, as of the date hereof, Mr. Martini-Lo Manto has been advanced $249,997 and Mr. Trivedi has been advanced $250,000. The Executive Promissory Notes mature on the date that is one day following the fifth anniversary of March 1, 2025 or earlier upon the occurrence of a “Change of Control” of Blockfusion (as such term is defined in the Executive Promissory Notes and which includes certain sales of all or substantially all assets, mergers, or other specified transactions). The Executive Promissory Notes are expressly non-recourse to each of Messrs. Martini-Lo Manto and Trivedi personally, and Blockfusion’s sole recourse for payment is limited to 50% of the after-tax cash compensation then due to the applicable executive under his employment agreement or any successor agreement. The Executive Promissory Notes are not assignable by either party.

On October 24, 2025, Blockfusion issued a promissory note to Mr. Robert Scott (the “2024 Scott Promissory Note”) in the principal amount of $135,535.17, bearing simple interest at 12% per annum and maturing on October 24, 2026. Accrued interest is payable together with principal at maturity or upon any prepayment. The 2024 Scott Promissory Note provides that Blockfusion shall prepay all outstanding principal and accrued interest in full immediately upon the Closing of the business combination transaction with Blue, is governed by New York law, and was authorized by the Blockfusion Board of Directors.

Management Services Payments

Blockfusion has entered into management services arrangements with each of Lucsam Holdings Corp. (“Lucsam Holdings”), Lucsam Tech, Inc. (“Lucsam Tech”), and Art of Digital Media, Inc. (“Art of Digital”), which are operated by members of Blockfusion’s management or their affiliates, including Messrs. Trivedi and Martini-Lo Manto. Under these arrangements, the affiliated entities provide management consulting services to Blockfusion, including strategic advisory, operational support, and financial planning services.

During the fiscal year ended December 31, 2024, Blockfusion paid an aggregate of approximately $[_] to Lucsam Holdings, $[_] to Lucsam Tech, and $[_] to Art of Digital. For the period from January 1, 2025 to the date hereof, Blockfusion paid an aggregate of approximately $[_] to Lucsam Holdings, $[_] to Lucsam Tech, and $[_] to Art of Digital.

Series Seed Share Transfers

Pursuant to an Investment Agreement dated as of February 22, 2021 among Blockfusion and certain investors party thereto (the “Series Seed Agreement”), Minerset Holdings, LLC, a Delaware limited liability company (“Minerset”) purchased 1,440,000 shares of Series Seed Preferred Stock, par value $0.0001 per share (the “Series Seed Preferred Stock”). On March 19, 2025, Minerset entered into a Stock Purchase Agreement (the “Minerset Series Seed SPA”) with Mr. Martini-Lo Manto and Blockfusion pursuant to which Mr. Martini-Lo Manto purchased all 1,440,000 shares of Series Seed Preferred Stock from Minerset for $200,000.00. On March 26, 2025, Mr. Martini-Lo Manto entered into (i) a Stock Purchase Agreement (the “Scott Series Seed SPA”) with Mr. Scott and Blockfusion pursuant to which Mr. Martini-Lo Manto sold 864,000 Series Seed Preferred Stock to Mr. Scott for $120,000.00 and (ii) a Stock Purchase Agreement (the “Lucsam Holdings Series Seed SPA” and together with the Minerset Series Seed SPA and the Scott Series Seed SPA, the “Series Seed SPAs”) with LUCSAM Holdings Corp., a Canadian corporation and affiliated entity of Mr. Trivedi, and Blockfusion pursuant to which Mr. Martini-Lo Manto sold 288,000 Series Seed Preferred Stock to Mr. Trivedi for $40,000.00. The transfers pursuant to the Series Seed SPAs were approved by the Blockfusion Board of Directors and were intended to align management’s equity ownership with the long-term growth of Blockfusion and recognize contributions made since the financings made with the Series Seed Agreement. The shares of Series Seed Preferred Stock transferred to Messrs. Martini-Lo Manto, Scott, and Trivedi were issued on a fully vested basis and are subject to customary restrictions under applicable securities laws. No additional consideration or compensation arrangements were provided in connection with the transfers.

Mr. Martini-Lo Manto’s Base Salary Compensation

Pursuant to Mr. Martini-Lo Manto’s employment agreement with Blockfusion, Mr. Martini-Lo Manto is compensated for his service as Chief Executive Officer with an annual base salary equal to $600,000 that automatically increases by five percent (5%) on January 1st of each year during his term of employment beginning in 2024. For more information, see “Executive and Director Compensation—Narrative Disclosure to the Summary Compensation Table—Agreements with our NEOs”). During the fiscal year ended December 31, 2024 and for the period from January 1, 2025 through the date hereof, Blockfusion did not make direct salary payments to Mr. Martini-Lo Manto. Instead, a portion of his base compensation for his services was remitted to Art of Digital Media, a consulting firm owned and controlled by Mr. Martini-Lo Manto’s spouse. The remainder of Mr. Martini-Lo Manto’s outstanding base compensation owed by the Company has accrued as unpaid wages that are due and payable to Mr. Martini-Lo Manto. The arrangement of disbursing Mr. Martini-Lo Manto’s base salary to Art of Digital was reviewed and approved by the Blockfusion Board of Directors as being fair and reasonable. Blockfusion does not believe that the payment of Mr. Martini-Lo Manto’s salary to Art of Digital adversely affected Blockfusion and that it complied with all applicable rules and regulations.

Mr. Trivedi’s Base Salary Compensation

Pursuant to Mr. Trivedi’s employment agreement with Blockfusion, Mr. Trivedi is compensated for his service as Chief Operating Officer with an annual base salary equal to $600,000 that automatically increases by five percent (5%) on January 1st of each year during his term of employment beginning in 2024. For more information, see “Executive and Director Compensation—Narrative Disclosure to the Summary Compensation Table—Agreements with our NEOs”). During period from January 1, 2024 to August 14, 2025, Blockfusion did not make direct salary payments to Mr. Trivedi. Instead, compensation for his services was remitted to Lucsam Holdings, an affiliate of Mr. Trivedi. During period from August 15, 2025 to August 31, 2025, Blockfusion did not make direct salary payments to Mr. Trivedi. Instead, compensation for his services was split between Lucsam Holdings and Lucsam Tech, another affiliate of Mr. Trivedi. For the period from September 1, 2025 through the date hereof, Blockfusion did not make direct salary payments to Mr. Trivedi. Instead, compensation for his services was remitted to Lucsam Tech. The remainder of Mr. Trivedi’s outstanding base compensation owed by the Company has accrued as unpaid wages that are due and payable to Mr. Trivedi. The arrangement of disbursing Mr. Trivedi’s base salary to Lucsam Holdings and Lucsam Tech was reviewed and approved by the Blockfusion Board of Directors as being fair and reasonable. Blockfusion does not believe that the payment of Mr. Trivedi’s salary to Lucsam Holdings or Lucsam Tech adversely affected Blockfusion and that it complied with all applicable rules and regulations.

Pubco

Ketan Seth Promissory Note

On December 2, 2025, Blockfusion issued a promissory note to Ketan Seth, Blue’s Chief Executive Officer and director, pursuant to which Mr. Seth agreed to loan Blockfusion up to an aggregate principal amount of $150,000 for payment of certain expenses related to the Business Combination. Interest on the Ketan Seth Promissory Note accrues on the outstanding principal balance at a rate of 12% per annum, calculated on a simple interest basis. The entire unpaid principal balance, together with all accrued and unpaid interest on the Ketan Seth Promissory Note shall be due and payable on December 2, 2026, 12 months from its issuance.

Lock-Up Agreements

The Business Combination Agreement contemplates that, at the Closing, Pubco, the Sponsor, and certain of the former stockholders of Blue will enter into Lock-Up Agreements, pursuant to which the parties thereto will agree to restrictions on transfer for up to six months following the Closing with respect to the Lock-Up Shares (as defined in the Lock-Up Agreement), which lock-up, subject to certain exceptions, will end on the date that is six months after the Closing. For additional information, see “The Business Combination Proposal — Certain Related Agreements — Lock-Up Agreements.”

Policies for Approval of Related Person Transactions

Blockfusion does not currently have a formal, written policy or procedures for the review, approval, or ratification of related person transactions. However, in accordance with Section 144 of the DGCL, all transactions between Blockfusion and its officers, directors, or affiliates must be approved by the Blockfusion Board of Directors. Before approving any such related person transaction, the Blockfusion Board of Directors will ensure that all material facts regarding the relationship, interest, and transaction are fully disclosed and will only approve transactions that are, in the Blockfusion Board of Director’s opinion, fair and reasonable to Blockfusion and in the best interest of Blockfusion and its stockholders.

In connection with the Business Combination, Pubco will adopt a written statement of policy regarding transactions with related persons that is in conformity with the applicable SEC and Nasdaq requirements imposed on issuers of publicly listed stock. Pubco’s related person transactions policy will require that a “related person” (as defined under Item 404(a) of Regulation S-K) must disclose to Pubco’s [Chief Financial Officer], or such other person designated by the Pubco board of directors or a duly authorized committee thereof, any “related person transaction” (as defined as any transaction in which (i) Pubco is or will be a participant, (ii) the amount involved will or may reasonably be expected to exceed the lesser of $120,000 or 1% of the average of Pubco’s total assets at year end for the prior two fiscal years, and (iii) any related person has or will have a direct or indirect material interest) and the facts and circumstances with respect thereof. Pubco’s [Chief Financial Officer], or such other person, will then undertake an evaluation of the transaction, and, if such evaluation indicates that the transaction would require approval, promptly communicate all relevant facts and circumstances to Pubco’s Audit Committee. No related person transaction entered into following the consummation of the Business Combination will be executed without the approval or ratification of Pubco’s Audit Committee. It will be Pubco’s policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Voting Agreement

Upon the Closing, the Founders will enter into the Voting Agreement relating to the voting of their shares of Pubco Class B Common Stock. The Voting Agreement provides that the Proxyholder (which is appointed as Robert Scott) shall vote or not vote all Subject Shares on any matter submitted to Pubco’s stockholders in accordance with the direction of at least sixty percent (60%) of the outstanding shares of Pubco Class B Common Stock, or abstain if such direction is not timely provided.

The Voting Agreement provides that a Proxyholder shall not be entitled to vote any Subject Shares in the context of a liquidation, dissolution or winding up of the Company, unless such transaction complies with certain conditions set forth in the Voting Agreement. Pursuant to the Voting Agreement, each Founder agreed not to deposit any of its Subject Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of such Founder under the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of the following: (i) with respect to all Founders, the liquidation, dissolution or winding up of the Company; (ii) with respect to all Founders, the execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company; (iii) with respect to any particular Founder, the death or permanent and substantial incapacity of such Founder (as determined by the Pubco Board); (iv) with respect to any particular Founder, upon the conversion of the Subject Shares into Pubco Class A Common Stock; and (v) solely with respect to any such Subject Shares that are so transferred, any Subject Shares transferred by a Founder to a non-Affiliate of Founder, or by such Founder to a limited partner of such Founder, simultaneously and in connection with, or after, the sale by Pubco of its capital stock to the public pursuant to an effective registration statement under the Securities Act or Pubco otherwise first becoming subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, except for any transfer made with the primary purpose of releasing such Founder or its affiliates from the restrictions in Section 1 of the Voting Agreement.

APPRAISAL RIGHTS

The Companies Act prescribes when shareholder appraisal rights are available and sets limitations on such rights. Blue shareholders will have appraisal rights and dissenter’s rights under Section 238 and 239 of the Companies Act. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, the Blue public shareholders are still entitled to exercise the rights of redemption as set out herein, and the Blue Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Section 238. (1) of the Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Companies Act provides that no rights under section 238 of the Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Blue shareholders who are considering exercising dissenter’s rights are advised to consult appropriate legal counsel.

LEGAL MATTERS

Certain legal matters relating to the validity of the Pubco Class A Common Stock to be issued hereunder will be passed upon for Pubco by Winston & Strawn LLP.

EXPERTS

The consolidated financial statements of Pubco as of November 3, 2025 and for the period from September 29, 2025 (inception) through November 3, 2025 appearing in this proxy statement/prospectus have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as set forth in their report thereon which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern, appearing elsewhere in this proxy statement/prospectus. Such consolidated financial statements are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Blue as of February 28, 2025 and for the period from February 10, 2025 (inception) through February 28, 2025 appearing in this proxy statement/prospectus have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as set forth in their report thereon which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern, appearing elsewhere in this proxy statement/prospectus. Such financial statements are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Blockfusion as of December 31, 2024 and 2023 and for each of the years then ended appearing in this proxy statement/prospectus have been audited by Elliott Davis, PLLC, an independent registered public accounting firm, as set forth in their report thereon which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern, appearing elsewhere in this proxy statement/prospectus. Such consolidated financial statements are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Blue’s securities is Continental Stock Transfer & Trust Company.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Blue and servicers that it employs to deliver communications to Blue shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Blue will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of this proxy statement/prospectus may likewise request that Blue deliver single copies of Blue’s proxy statement in the future. Shareholders may notify Blue of their requests by calling or writing Blue at its principal executive offices at c/o Blue Acquisition Corp., 1601 Anita Lane, Newport Beach, CA 92660, (646) 543-5060. Following the Business Combination, communications should be sent to Blockfusion at 447 Broadway, 2nd Floor, #538, New York, NY 10013, (212) 561-1200.

SUBMISSION OF SHAREHOLDER PROPOSALS

The Blue Board is aware of no other matter that may be brought before the Blue Extraordinary General Meeting.

FUTURE SHAREHOLDER PROPOSALS

For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to the shareholders at Pubco’s 2026 annual meeting of shareholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws. Since the 2026 annual meeting would be Pubco’s first annual meeting of shareholders, such proposals must be received by Pubco a reasonable time before it begins to print and mail the 2026 annual meeting proxy materials in order to be considered for inclusion in such proxy materials for the 2026 annual meeting.

In addition, if the Business Combination is consummated, the Proposed Bylaws provide notice procedures for shareholders to nominate a person as a director and to propose business to be considered by shareholders at a meeting. To be timely, a shareholder’s notice must be delivered to Pubco not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. Pubco’s Board may refuse to acknowledge the introduction of any shareholder proposal not made in compliance with the foregoing procedures.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Blue Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Ketan Seth, Chief Executive Officer, c/o Blue Acquisition Corp., 1601 Anita Lane, Newport Beach, CA 92660. Following the Business Combination, such communications should be sent to Blockfusion at 447 Broadway, 2nd Floor, #538, New York, NY 10013.Each communication will be forwarded, depending on the subject matter, to the Blue Board, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

Pubco has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Blue Extraordinary General Meeting, you should contact Blue by telephone or in writing at the following address and telephone number:

Ketan Seth
c/o Blue Acquisition Corp.
1601 Anita Lane

Newport Beach, CA 92660

(646) 543-5060

You may also obtain these documents by requesting them in writing or by telephone from Blue’s proxy solicitation agent, [_], at the following address and telephone number:

[_]

If you are a shareholder of Blue and would like to request documents, please do so by [_], 202[_], in order to receive them before the Blue Extraordinary General Meeting. If you request any documents from Blue, Blue will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Blue has been supplied by or on behalf of Blue, and all such information relating to Blockfusion has been supplied by or on behalf of Blockfusion. Information provided by either Blue or Blockfusion, or their respective representatives, does not constitute any representation, estimate or projection of any other party. Blue’s website is www.bluecorp.com and Blockfusion’s website is www.blockfusion.com. The information on these websites is neither incorporated by reference into this proxy statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

This document is a proxy statement of Blue for the Blue Extraordinary General Meeting and constitutes a prospectus of Pubco under the Securities Act with respect to the shares of Pubco Common Stock to be issued to Blockfusion’s stockholders under the Business Combination Agreement. Blue has not authorized anyone to give any information or make any representation about the Business Combination, Blue or Blockfusion that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Page
Interim Unaudited Financial Statements of Blue Acquisition Corp.:
Unaudited Condensed Balance Sheet as of September 30, 2025	F-2
Unaudited Condensed Statement of Operations for the three months ended September 30, 2025 and for the period from February 10, 2025 (Inception) through September 30, 2025	F-3
Unaudited Condensed Statement of Changes in Shareholders’ Deficit for the three months ended September 30, 2025 and for period from February 10, 2025 (Inception) through September 30, 2025	F-4
Unaudited Condensed Statement of Cash Flows for the period from February 10, 2025 (Inception) through June 30, 2025	F-5
Notes to Unaudited Condensed Financial Statements	F-6

Audited Financial Statements of Blue Acquisition Corp.:
Report of Independent Registered Public Accounting Firm (PCAOB ID: 149)	F-18
Balance Sheets as of February 28, 2025	F-19
Statement of Operations for the Period from February 10, 2025 (Inception) through February 28, 2025	F-20
Statement of Changes in Shareholder’s Equity for the period from February 10, 2025 (Inception) through February 28, 2025	F-21
Statement of Cash Flows for the period from February 10, 2025 (Inception) through February 28, 2025	F-22
Notes to Financial Statements	F-23

Interim Unaudited Financial Statements of Blockfusion USA, Inc. for the period ended September 30, 2025:
Unaudited Condensed Consolidated Balance Sheets	F-65
Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income	F-66
Unaudited Condensed Consolidated Statements of Stockholders’ Deficit	F-67
Unaudited Condensed Consolidated Statements of Cash Flows	F-68
Notes to Unaudited Condensed Consolidated Financial Statements	F-69

Audited Financial Statements of Blockfusion USA, Inc. for the Years Ended December 31, 2024 and 2023:
Report of Independent Registered Public Accounting Firm (PCAOB ID: 149)	F-32
Consolidated Balance Sheets	F-33
Consolidated Statements of Operations and Comprehensive Income (Loss)	F-34
Consolidated Statements of Stockholders’ Deficit	F-35
Consolidated Statements of Cash Flows	F-36
Notes to Consolidated Financial Statements	F-37

Audited Financial Statements of Blockfusion Data Centers, Inc.:
Report of Independent Registered Public Accounting Firm (PCAOB ID: 149)	F-95
Consolidated Balance Sheets	F-96
Consolidated Statements of Operations and Comprehensive Income (Loss)	F-97
Consolidated Statements of Stockholders’ Deficit	F-98
Consolidated Statements of Cash Flows	F-99
Notes to Consolidated Financial Statements	F-100

Interim Unaudited Financial Statements of Blue Acquisition Corp

BLUE ACQUISITION CORP.
UNAUDITED CONDENSED BALANCE SHEET

September 30,
2025
ASSETS
Current Assets:
Cash	$1,045,403
Prepaid expenses - current	104,727
Due from related party	10,321
Total Current Assets	1,160,451
Non-current Assets:
Cash and marketable securities held in Trust Account	203,677,270
Prepaid expenses – non-current	52,603
Total Non-current Assets	203,729,873
TOTAL ASSETS	$204,890,324

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$92,222
Accrued expenses	1,800
Administrative services fee payable – related party	5,000
Total Current Liabilities	99,022
Non-current Liabilities:
Deferred underwriter fee liability	7,043,750
Total Non-current Liabilities	7,043,750
TOTAL LIABILITIES	7,142,772

Commitments and Contingencies (Note 7)

Class A ordinary shares subject to possible redemption, $0.0001 par value; 20,125,000 shares issued and outstanding at redemption value	203,677,270

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 767,250 shares issued and outstanding (excluding 20,125,000 shares subject to possible redemption)	77
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,069,913 shares issued and outstanding	707
Additional paid-in capital	—
Accumulated deficit	(5,930,502)
Total Shareholders’ Deficit	(5,929,718)
TOTAL LIABILITIES, ORDINARY SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$204,890,324

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLUE ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF OPERATIONS

	Three Months	For the Period From February 10, 2025 (Inception)
	Ended	Through
	September 30, 2025	September 30, 2025
Operating expenses:
Formation, general and administrative expenses	$79,150	$194,790
Legal and accounting expenses	98,956	115,738
Administrative services fee – related party	15,500	17,833
Listing fees	26,888	26,888
Insurance expense	18,904	22,397
Total operating expenses	239,398	377,646
Loss from operations	(239,398)	(377,646)

Other income:
Income earned on cash and marketable securities held in Trust Account	2,106,133	2,427,270
Interest income on operating account	12,350	13,089
Other income	2,118,483	2,440,359
Net income	$1,879,085	$2,062,713

Weighted average shares outstanding of redeemable Class A ordinary shares	20,125,000	9,155,579

Basic and diluted net income per share, redeemable Class A ordinary shares	$0.10	$0.79

Weighted average shares outstanding of non-redeemable Class A and Class B ordinary shares	7,837,163	6,976,822

Basic and diluted net loss per share, non-redeemable Class A and Class B ordinary shares	$(0.01)	$(0.74)

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLUE ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025 AND FOR THE PERIOD FROM FEBRUARY 10, 2025
(INCEPTION) THROUGH SEPTEMBER 30, 2025

					Additional		Total
	Class A ordinary shares		Class B ordinary shares		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – February 10, 2025 (inception)	—	$—	—	$—	$—	$—	$—
Class B ordinary shares issued to Sponsor(1)	—	—	7,069,913	707	24,293		25,000
Contribution for purchase of private placement units	—	—	—	—	100,000	—	100,000
Net loss	—	—	—	—	—	(61,786)	(61,786)
Balance as of March 31, 2025	—	—	—	707	124,293	(61,786)	63,214
Issuance of Class A ordinary shares in IPO	—	—	—	—	4,361,306	—	4,361,306
Sale of private placement units	592,250	59	—	—	5,822,441	—	5,822,500
Sale of representative shares	175,000	18	—	—	1,749,982	—	1,750,000
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	(12,058,022)	(5,887,082)	(17,945,104)
Net income	—	—	—	—	—	245,414	245,414
Balance – June 30, 2025	767,250	77	7,069,913	707	—	(5,703,454)	(5,702,670)
Remeasurement of Class A ordinary shares to redemption value	—	—	—	—	—	(2,106,133)	(2,106,133)
Net income	—	—	—	—	—	1,879,085	1,879,085
Balance – September 30, 2025	767,250	$77	7,069,913	$707	$—	$(5,930,502)	$(5,929,718)

(1)	In May 2025, the Company effected a share capitalization pursuant to which the Company issued an additional 1,009,988 founder shares resulting in an aggregate of 7,069,913 founder shares outstanding to the Sponsor. All share and per share amounts have been retroactively restated to reflect the share capitalization.

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLUE ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 10, 2025 (INCEPTION) THROUGH SEPTEMBER 30, 2025

Cash Flows from Operating Activities:
Net income	$2,062,713
Adjustments to reconcile net income to net cash used in operating activities:
Formation, general and administrative expenses paid by Sponsor under promissory note – related party	1,089
Income earned on cash and marketable securities held in Trust Account	(2,427,270)
Changes in operating assets and liabilities:
Prepaid expenses	(132,328)
Accounts payable	92,222
Accrued expenses	1,800
Administrative services fee payable – related party	5,000
Net cash used in operating activities	(396,774)

Cash Flows from Investing Activities:
Purchase of treasury securities in Trust Account	(201,250,000)
Net cash used in investing activities	(201,250,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class A ordinary shares	201,250,000
Proceeds from sale of private placement units	5,922,500
Payment of underwriting fees and reimbursements	(4,100,000)
Payment of promissory note – related party	(203,557)
Excess cash contribution recorded under promissory note – related party	167,147
Payment of offering costs	(343,913)
Net cash provided by financing activities	202,692,177

Net Change in Cash	1,045,403
Cash – Beginning of period	—
Cash – End of period	$1,045,403

Supplemental Non-Cash Investing and Financing Activities:
Deferred offering costs paid by Sponsor under promissory note – related party	$25,000
Prepaid expenses paid by Sponsor under promissory note – related party	$25,000
Initial fair value of Class A ordinary shares subject to possible redemption	$183,626,033
Remeasurement of Class A ordinary shares subject to possible redemption	$20,051,237

The accompanying notes are an integral part of the unaudited condensed financial statements.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Note 1 — Organization and Business Operations

Blue Acquisition Corp. (the “Company”) is a special purpose acquisition company incorporated as a Cayman Islands exempted company on February 10, 2025. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”).

As of September 30, 2025, the Company had not commenced any operations. All activity for the period from February 10, 2025 (inception) through September 30, 2025 relates to the Company’s formation, the Initial Public Offering (as defined below), and the search for a suitable target to effect the Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company may generate non-operating income in the form of interest and dividend income on investments from the proceeds derived from the Initial Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

On June 16, 2025, the Company consummated the Initial Public Offering of 20,125,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,625,000 Units, at $10.00 per Unit, generating gross proceeds of $201,250,000. Each Unit consists of one Class A ordinary share and one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of the Company’s initial Business Combination (each, a “Public Right”).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 592,250 units (the “Private Placement Units” and, with respect to the Class A ordinary shares included in the Private Placement Units being offered, the “Private Placement Shares”) at a price of $10.00 per Private Placement Unit, in a private placement to the Company’s sponsor, Blue Holdings Sponsor LLC (the “Sponsor”) and the underwriters in the Initial Public Offering, generating gross proceeds of $5,922,500. Each Private Placement Unit consists of one Class A ordinary share one right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of an initial Business Combination (each, a “Private Placement Right” and together with a Public Right, a “Share Right”).

Transaction costs amounted to $13,262,661, consisting of $4,025,000 of cash underwriting fee, $7,043,750 of deferred underwriting fee, $1,750,000 for issuance of representative shares, and $443,911 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the Private Placement Units, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions).

The Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and income taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the Initial Public Offering, on June 16, 2025, an amount of $201,250,000 ($10.00 per Unit) from the net proceeds of the sale of the Units and the Private Placement Units, was placed in the trust account (the “Trust Account”), with Continental Stock Transfer & Trust Company acting as trustee. The funds are initially held in cash, including demand deposit accounts at a bank, or invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on management team’s ongoing assessment of all factors related to the potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Initial Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 21 months from the closing of the Initial Public Offering or by such earlier liquidation date as the Company’s board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest and dividend income earned on the funds held in the Trust (less income taxes payable (but without deduction for any excise or similar tax that may be due or payable)), divided by the number of then outstanding Public Shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.00 per Public Share. The ordinary shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less income taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

The Sponsor, officers and directors, and certain advisor entered into a letter agreement with the Company, pursuant to which they agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less income taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

Liquidity and Capital Resources

As of September 30, 2025, the Company had $1,045,403 cash and working capital of $1,061,429. The Company’s liquidity needs through September 30, 2025 had been satisfied through a payment from the Sponsor of $25,000 for Class B ordinary shares, par value $0.0001 per share (“Founder Shares”) (see Note 6), the Initial Public Offering and the issuance of the Private Placement Units. Additionally, the Company drew on an unsecured promissory note to pay certain offering costs, which was paid in full in connection with the consummation of the Company’s Initial Public Offering on July 16, 2025.

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statement. Although no formal agreement exists, the Sponsor, certain directors and officers, or any of their respective affiliates may, but are not obligated to, to extend Working Capital Loans as needed (defined in Note 6). The Company cannot assure that its plans to consummate an initial Business Combination will be successful.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern one year from the date this financial statement is issued. This financial statement does not include any adjustments that might result from the outcome of this uncertainty.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). In the opinion of Company management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair statement of the financial position, operating results and cash flows for the periods presented.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. The Company’s financial statements have not been impacted by Section 102(b)(1) of the JOBS Act as of September 30, 2025.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,045,403 cash and no cash equivalents as of September 30, 2025.

Cash Held in Trust Account

As of September 30, 2025, the assets held in Trust Account, amounting to $203,677,270, were held in marketable securities.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and Public Rights, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the Public Rights and then to the Class A ordinary shares. Offering costs allocated to Public Shares were charged to temporary equity, and offering costs allocated to Public Rights (as defined below) and Private Placement Units were charged to shareholders’ equity as the Public Rights and Private Placement Rights, after management’s evaluated that the Public Rights and Private Placement Units should be accounted for under equity treatment.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Net Income (Loss) Per Ordinary Share

The Company has two classes of shares, non-redeemable Class A ordinary shares and Class B ordinary shares (the “non-redeemable shares”) and redeemable Class A ordinary shares (the “redeemable shares”). Non-redeemable shares are the Class A ordinary shares underlying the Private Placement Units sold in the private placement and do not have redemption rights to the amounts held in the Trust Account. Class B ordinary shares are the founder shares which do not have redemption rights on the amounts held in the Trust Account. Redeemable shares are the Class A ordinary shares underlying the Units issued at the Initial Public Offering and have redemption rights to the amounts held in the Trust Account.

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” The condensed statements of operations include a presentation of income (loss) per redeemable shares and income (loss) per non-redeemable shares following the two-class method of income (loss) per ordinary shares. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the total income allocable to both classes of ordinary shares. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the Class A ordinary shares subject to possible redemption was treated as dividends paid to the public stockholders. Subsequent to calculating the total income (loss) allocable to both classes of ordinary shares, the Company split the amount to be allocated using the weighted average shares outstanding ratio for the redeemable shares and for the non-redeemable shares for the three months ended September 30, 2025 and for the period from February 10, 2025 (inception) through September 30, 2025.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The Company has not considered the effect of the 2,012,500 Class A ordinary shares underlying the Public Rights or 59,225 Class A ordinary shares underlying the Private Placement Rights in the calculation of diluted net income (loss) per share, since the exercise of such rights are contingent upon the occurrence of future events and the inclusion of such rights would be anti-dilutive.

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per ordinary share for each class of ordinary shares for the three months ended September 30, 2025:

For the Three Months Ended
September 30, 2025
Net income	$1,879,085
Less: Remeasurement of Class A ordinary shares to redemption value	(2,106,133)
Net loss including accretion of Class A redeemable shares to redemption value	$(227,048)

	For the Three Months Ended
	September 30, 2025
	Non-redeemable Class A and	Redeemable shares
	Class B	Class A
	Ordinary shares	Ordinary shares
Total number of shares	7,837,163	20,125,000
Ownership percentage	28%	72%

Net income allocated by class	$526,665	$1,352,420

Less: Remeasurement of Class A ordinary shares to redemption value based on ownership percentage	(590,302)	(1,515,831)
Plus: Accretion applicable to remeasurement of redeemable Class A ordinary shares to redemption value	—	2,106,133
Total (loss) income based on ownership percentage	$(63,637)	$1,942,722

Weighted average shares outstanding	7,837,163	20,125,000
Basic and diluted net (loss) income per share	$(0.01)	$0.10

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per ordinary share for each class of ordinary shares for the period from February 10, 2025 (inception) through September 30, 2025:

For the Period from February 10, 2025 (inception) through
September 30, 2025
Net income	$2,062,713
Less: Remeasurement of Class A ordinary shares to redemption value	(20,051,237)
Net loss including accretion of Class A ordinary shares to redemption value	$(17,988,524)

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

	For the Period from February 10, 2025 (inception) through
	September 30, 2025
	Non-redeemable Class A and	Redeemable shares
	Class B	Class A
	Ordinary shares	Ordinary shares
Total number of shares	7,837,163	20,125,000
Ownership percentage	28%	72%

Net income allocated by class	$486,646	$1,576,067

Less: Remeasurement of Class A ordinary shares to redemption value based on ownership percentage	(5,619,909)	(14,431,328)
Plus: Accretion applicable to remeasurement of redeemable Class A ordinary shares to redemption value	—	20,051,237
Total (loss) income based on ownership percentage	$(5,133,263)	$7,195,976

Weighted average shares outstanding	6,976,822	9,155,579
Basic and diluted net income (loss) per share	$(0.74)	$0.79

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of September 30, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Class A Ordinary Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to possible redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of September 30, 2025, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of September 30, 2025, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds from Initial Public Offering	$201,250,000
Less:
Proceeds allocated to Public Rights	(4,361,306)
Offering costs allocated to Class A ordinary shares subject to possible redemption	(13,262,661)
Plus:
Accretion of Class A ordinary shares subject to possible redemption	20,051,237
Class A ordinary shares subject to possible redemption at September 30, 2025	$203,677,270

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Rights

The Company will account for the Public Rights and Private Placement Rights to be issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and will classify the rights under equity treatment at their assigned values. There are no Public Rights or Private Placement Rights currently outstanding as of September 30, 2025.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on February 10, 2025, the date of its incorporation.

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Improvements to Income Tax Disclosures” (“ASU 2023-09”), which provides for additional disclosures primarily related to the income tax rate reconciliations and income taxes paid. ASU 2023-09 requires entities to annually disclose the income tax rate reconciliation using both amounts and percentages, considering several categories of reconciling items, including state and local income taxes, foreign tax effects, tax credits and nontaxable or nondeductible items, among others. Disclosure of the reconciling items is subject to a quantitative threshold and disaggregation by nature and jurisdiction. ASU 2023-09 also requires entities to disclose net income taxes paid or received to federal, state and foreign jurisdictions, as well as by individual jurisdiction, subject to a five percent quantitative threshold. ASU 2023-09 may be adopted on a prospective or retrospective basis and is effective for fiscal years beginning after December 15, 2024, and for interim periods for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2023-09 would have on its financial position, results of operations or cash flows.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering on June 16, 2025, the Company sold 20,125,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise of the underwriters’ over-allotment option in the amount of 2,625,000 Units. Each Unit consists of one Class A ordinary share and one Public Right. Each ten Public Rights entitle the holder thereof to receive one Class A ordinary share at the closing of an initial Business Combination. The Company will not issue fractional Class A ordinary shares.

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor, and the underwriters purchased an aggregate of 592,250 Private Placement Units, at a price of $10.00 per Private Placement Unit for an aggregate purchase price of $5,922,500. Of the 592,250 Private Placement Units, the Sponsor purchased 391,000 Private Placement Units and the underwriters purchased 201,250 Private Placement Units. Each Private Placement Unit consists of one Class A ordinary share and one Private Placement Right. A portion of the proceeds from the sale of the Private Placement Units was added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law). The Private Placement Units (including the underlying ordinary shares (“Private Placement Shares”) and Private Placement Rights) are identical to the Public Units (including the underlying Public Shares and Public Rights) sold in the Initial Public Offering, subject to certain limited exceptions.

Note 5 — Segment Information

ASC Topic 280, Segment Reporting, establishes standards for companies to report, in their financial statements, information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

September 30, 2025
Cash	$1,045,403
Cash and marketable securities held in Trust Account	$203,677,270
Total assets	$204,890,324

	For the Three Months Ended September 30, 2025	For the Period from February 10, 2025 (Inception) through September 30, 2025
Operating loss	$(239,398)	$(377,646)
Income earned on cash and marketable securities held in Trust Account	$2,106,133	$2,427,270
Net income	$1,879,085	$2,062,713

The CODM reviews operating loss to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews operating loss to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. The CODM reviews income earned on cash and marketable securities held in Trust Account to monitor and project the amount of funds the Company has, or may have, to effect a business combination. Operating loss and income earned on cash and marketable securities held in Trust Account, as reported on the statement of operations, are the significant segment information provided to the CODM on a regular basis. All other segment items included in net income are reported on the statement of operations and described within their respective disclosures.

The CODM reviews the position of cash available with the company to assess if the Company has sufficient resources available to discharge its liabilities and future obligations and to monitor the amount of funds the Company has to pursue its initial Business Combination. The CODM reviews the position of cash and marketable securities held in the Trust Account to monitor and project the amount of funds the Company has, or may have, to effect a business combination. Cash and cash and marketable securities held in Trust Account, as reported on the balance sheet, are the significant segment information provided to the CODM on a regular basis. All other segment items included in total assets are reported on the balance sheet and described within their respective disclosures.

Note 6 — Related Party Transactions

Founder Shares

On February 20, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, through payments of offering costs and expenses on the Company’s behalf, for which the Company issued 6,059,925 Class B ordinary shares, known as founder shares, to the Sponsor. In May 2025, the Company effected a share capitalization pursuant to which the Company issued an additional 1,009,988 founder shares resulting in an aggregate of 7,069,913 founder shares outstanding to the Sponsor, resulting in a price per share of approximately $0.004 per share. All share and per-share amounts have been retroactively restated to reflect the share capitalization.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The founder shares are designated as Class B ordinary shares and, except as described below, are identical to the Class A ordinary shares included in the units being sold in the Initial Public Offering, and holders of founder shares have the same shareholder rights as public shareholders, except that (i) the founder shares are subject to certain transfer restrictions, as described in more detail below, (ii) the founder shares are entitled to registration rights; (iii) our sponsor and the Company’s officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (A) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination, (B) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, (C) waive their rights to liquidating distributions from the trust account with respect to their founder shares or private placement shares if we fail to complete the initial Business Combination within the completion window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period and to liquidating distributions from assets outside the trust account and (D) vote any founder shares and private placement shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination transaction) in favor of the initial Business Combination, (iv) the founder shares are automatically convertible into Class A ordinary shares in connection with the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment as described herein and in the Company amended and restated memorandum and articles of association, and (v) prior to the closing of the initial Business Combination, only holders of the Class B ordinary shares will be entitled to vote on the appointment and removal of directors or continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Promissory Note — Related Party

The Sponsor has agreed to loan the Company an aggregate of up to $300,000 (the “Promissory Note”) to be used for a portion of the expenses of the Initial Public Offering. The Promissory Note is non-interest bearing, unsecured and due at the earlier of December 31, 2025 or the closing of the Initial Public Offering. The loan was repaid out of the $747,500 of offering proceeds that has been allocated to the payment of offering expenses. As of June 16, 2025, the date the Company consummated its Initial Public Offering, the Company had borrowed $193,236 under the Promissory Note. On June 16, 2025, the Company paid $203,557 to the Sponsor, resulting in an overpayment of $10,321 that is recorded as a related party receivable as of September 30, 2025. The Promissory Note was repaid in full and is no longer available to the Company as of September 30, 2025.

Administrative Services Agreement

Commencing on the effective date of the Initial Public Offering, the Company entered into an agreement with Blue Holdings Management LLC, the managing member of our Sponsor, to pay an aggregate of $5,000 per month for office space, utilities, and secretarial and administrative support. These monthly fees will cease upon the completion of the initial Business Combination or the liquidation of the Company. For the three months ended September 30, 2025 and for the period from February 10, 2025 (inception) through September 30, 2025, the Company recorded $15,500 and $17,833 to administrative services fee – related party on the statement of operations, respectively and has paid $12,833 as of September 30, 2025, resulting in an accrual of $5,000 to administrative services fee payable – related party on the balance sheet.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, Blue Holdings, certain of the Company’s officers or directors, or any of their respective affiliates may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. As of September 30, 2025, no such Working Capital Loans were outstanding.

Note 7 — Commitments and Contingencies

Risks and Uncertainties

The Company’s ability to complete an initial Business Combination may be adversely affected by various factors, many of which are beyond the Company’s control. The Company’s ability to consummate an initial Business Combination could be impacted by, among other things, changes in laws or regulations, downturns in the financial markets or in economic conditions, inflation, fluctuations in interest rates, increases in tariffs, supply chain disruptions, declines in consumer confidence and spending, public health considerations, and geopolitical instability, such as the military conflicts in Ukraine and the Middle East. The Company cannot at this time predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s ability to complete an initial Business Combination.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Registration Rights

The holders of founder shares, Private Placement Units (and their underlying securities) and Units that may be issued upon conversion of working capital loans (and their underlying securities), if any, the Representative Shares and any Class A ordinary shares issuable upon conversion of the founder shares and any Class A ordinary shares held by the initial shareholders at the completion of the Initial Public Offering or acquired prior to or in connection with the initial Business Combination, will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the registration statement for the Initial Public Offering. These holders will be entitled to make up to three demands and have piggyback registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase an additional 2,625,000 units to cover over-allotments, if any. On June 16, 2025, the underwriters fully exercised their over-allotment option.

The underwriters were paid a cash underwriting discount of 2.00% of the gross proceeds of the Initial Public Offering, or 4,025,000 in the aggregate, payable upon the closing of the Initial Public Offering. Additionally, the underwriters are entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Initial Public Offering, $7,043,750 in the aggregate. The deferred commissions will be released to the underwriters only on completion of an initial business combination. The deferred commissions will be payable as follows: (i) $0.20 per unit sold in the Initial Public Offering shall be paid to the underwriter in cash, and (ii) $0.15 per unit sold in the Initial Public Offering shall be paid to the underwriters in cash based on the funds remaining in the trust account after giving effect to public shares that are redeemed in connection with an initial business combination.

Representative Shares

The Company issued to the underwriters and/or their designees 175,000 ordinary shares (the “Representative Shares”) upon the consummation of the Initial Public Offering. The Company accounted for the Representative Shares as a cost of the Initial Public Offering, resulting in a charge directly to shareholders’ equity. The underwriters (and any of their designees to whom the Representative Shares are issued) agree not to transfer, assign or sell any such shares without the Company’s prior consent until the completion of a Business Combination. In addition, the Representative Shares are be deemed to be underwriting compensation by the Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rule 5110 and will, accordingly, be subject to certain transfer restrictions or a period of 180 days beginning on the date of commencement of sales of the Units in the Initial Public Offering. Furthermore, the underwriters agree (and any of their designees to whom the Representative Shares are issued agree) (i) to waive its redemption rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period. In addition, the Representative Shares are not transferable, assignable or saleable until 30 days after the completion of our initial business combination (except with respect to permitted transferees as described herein under the section of the final prospectus entitled “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Units”).

Note 8 — Shareholder’s Deficit

Preference Shares

The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. As of September 30, 2025, there were no preferred shares issued or outstanding.

Class A Ordinary Shares

The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of September 30, 2025 there were 767,250 Class A ordinary shares issued and outstanding, excluding 20,125,000 shares subject to possible redemption.

Class B Ordinary Shares

The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. On February 20, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, through payments of offering costs and expenses on the Company’s behalf, for which the Company issued 6,059,925 Class B ordinary shares, known as founder shares, to the Sponsor. In May 2025, the Company effected a share capitalization pursuant to which the Company issued an additional 1,009,988 founder shares resulting in an aggregate of 7,069,913 founder shares outstanding to the Sponsor, resulting in a price per share of approximately $0.004 per share. All share and per-share amounts have been retroactively restated to reflect the share capitalization. As of September 30, 2025, there were 7,069,913 Class B ordinary shares issued and outstanding.

BLUE ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

The founder shares will automatically convert into Class A ordinary shares in connection with the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 26% of the sum of (i) the total number of all ordinary shares outstanding upon the completion of the Initial Public Offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the securities underlying the Private Placement Units and the Class A ordinary shares underlying the Private Placement Rights issued to the Sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent rights issued to our sponsor, Blue Holdings, certain of the Company’s officers or directors, or any of their respective affiliates upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial Business Combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association, which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company is generally required to approve any matter voted on by our shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting, and pursuant to the amended and restated memorandum and articles of association, such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, meaning, following our initial business combination, the holders of more than 50% of the ordinary shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing our company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of the amended and restated memorandum and articles of association may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company voting together as a single class.

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Share Right will automatically receive one tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination. In the event the Company is not the surviving Company upon completion of the initial Business Combination, each holder of a Share Right will be required to affirmatively convert its Share Rights in order to receive the one tenth (1/10) of one Class A ordinary share underlying each Share Right upon consummation of the Business Combination. The Company will not issue fractional shares in connection with an exchange of Share Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands law. As a result, you must hold Share Rights in multiples of 10 in order to receive shares for all of your Share Rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company redeems the public shares for the funds held in the Trust Account, holders of Share Rights will not receive any of such funds for their Share Rights and the Share Rights will expire worthless.

Note 9 — Fair Value Measurements

At September 30, 2025, the Company’s marketable securities held in the Trust Account were valued at $203,677,270. The marketable securities held in the Trust Account must be recorded on the balance sheet at fair value and are subject to remeasurement at each balance sheet date. With each remeasurement, the valuations will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

The following table presents the fair value information, as of September 30, 2025, of the Company’s financial assets that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. The Company’s marketable securities held in the Trust Account are based on dividend and interest income and market fluctuations in the value of invested marketable securities, which are considered observable. The fair value of the marketable securities held in trust is classified within Level 1 of the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy the Company’s assets and liabilities that were accounted for at fair value on a recurring basis:

	(Level 1)	(Level 2)	(Level 3)
As of September 30, 2025
Assets:
Treasury Trust Funds held in Trust Account	$203,677,270	$—	$—

The fair value of the Public Rights is $4,361,306, or $0.23 per Public Rights as of June 16, 2025, the date of the consummation of the Initial Public Offering. The Public Rights have been classified within shareholders’ equity and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the Public Rights:

June 16, 2025
Implied ordinary share price	$9.77
Probability of acquisition	60%
Calculated value per Public Right	$0.23

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after September 30, 2025, the balance sheet date, through the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder

of Blue Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Blue Acquisition Corp. (the “Company”) as of February 28, 2025, the related statements of operations, changes in shareholder’s equity, and cash flows for the period from February 10, 2025 (inception) through February 28, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025, and the results of its operations and its cash flows for period from February 10, 2025, (inception) through February 28, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficiency, expects to incur significant costs in pursuit of its acquisition plans, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Elliott Davis, PLLC

We have served as the Company’s auditor since 2025.

Charlotte, North Carolina

June 2, 2025

BLUE ACQUISITION CORP.
BALANCE SHEET
FEBRUARY 28, 2025

ASSETS
Assets:
Prepaid expenses	$25,000
Deferred offering costs	32,000
Total Assets	$57,000

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities:
Accrued expenses	$10,652
Accrued offering costs	7,000
Promissory note – related party	26,089
Total Liabilities	43,741

Commitments and Contingencies (Note 7)

Shareholder’s Equity:
Preferred shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,069,913 shares issued and outstanding(1)(2)	707
Additional paid-in capital	24,293
Accumulated deficit	(11,741)
Total shareholder’s equity	13,259
Total Liabilities and Shareholder’s Equity	$57,000

(1)	Includes up to 922,163 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 8).
(2)	In May 2025, the Company effected a share capitalization for an additional 1,009,988 Class B ordinary shares, resulting in 7,069,913 Class B ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share capitalization.

The accompanying notes are an integral part of the financial statements.

BLUE ACQUISITION CORP.
STATEMENT OF OPERATIONS

FOR THE PERIOD FROM FEBRUARY 10, 2025 (INCEPTION) THROUGH FEBRUARY 28, 2025

Formation and general and administrative costs	$11,741
Net loss	$(11,741)

Basic and diluted weighted average Class B ordinary shares outstanding(1)(2)	6,147,750
Basic and diluted net loss per Class B ordinary share	$(0.00)

(1)	Excludes up to 922,163 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 8).
(2)	In May 2025, the Company effected a share capitalization for an additional 1,009,988 Class B ordinary shares, resulting in 7,069,913 Class B ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share capitalization.

The accompanying notes are an integral part of the financial statements.

BLUE ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

	Class B Ordinary shares		Additional Paid-In	Accumulated	Shareholder’s
	Shares	Amount	Capital	Deficit	Equity
Balance as of February 10, 2025 (inception)	—	$—	$—	$—	$—
Class B ordinary shares issued to Sponsor(1)	7,069,913	707	24,293	—	25,000
Net loss	—	—	—	(11,741)	(11,741)
Balance as of February 28, 2025	7,069,913	$707	$24,293	$(11,741)	$13,259

(1)	Includes up to 922,163 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 8).
(2)	In May 2025, the Company effected a share capitalization for an additional 1,009,988 Class B ordinary shares, resulting in 7,069,913 Class B ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share capitalization.

The accompanying notes are an integral part of the financial statements.

BLUE ACQUISITION CORP.
STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 10, 2025 (INCEPTION) THROUGH FEBRUARY 28, 2025

Cash flows from operating activities:
Net loss	$(11,741)
Adjustments to reconcile net loss to net cash used in operating activities:
Formation, general and administrative expenses paid by Sponsor under promissory note – related party	1,089
Changes in operating assets and liabilities:
Accrued expenses	10,652
Net cash used in operating activities	—

Net change in cash	—
Cash, beginning of the period	—
Cash, end of the period	$—

Supplemental disclosure of noncash investing and financing activities:
Prepaid expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000
Formation, general and administrative expenses paid by Sponsor under promissory note – related party	$1,089
Deferred offering costs paid by Sponsor under promissory note – related party	$25,000
Deferred offering costs included in accrued offering costs	$7,000

The accompanying notes are an integral part of the financial statements.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Blue Acquisition Corp. (the “Company”) is a special purpose acquisition company incorporated as a Cayman Islands exempted company on February 10, 2025. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). The Company has not selected any specific Business Combination target and the Company has not, nor has anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to an initial Business Combination with the Company.

As of February 28, 2025, the Company had not commenced any operations. All activity for the period from February 10, 2025 (inception) through February 28, 2025 relates to the Company’s formation and the Proposed Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company may generate non-operating income in the form of interest income on investments from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s Sponsor is Blue Holdings Sponsor LLC (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 17,500,000 units at $10.00 per unit (the “Units”) (or 20,125,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of 539,750 units (or 592,250 units if the underwriters’ over-allotment option is exercised in full) (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement that will close simultaneously with the Proposed Public Offering (Note 4). Each Unit and Private Placement Unit consists of one Class A ordinary share and one right to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination. Of those 539,750 Private Placement Units, the Sponsor has agreed to purchase 364,750 Private Placement Units (391,000 units if the underwriters’ over-allotment option is exercised in full) and BTIG, LLC (“BTIG”) and Roberts & Ryan Inc. (“Roberts & Ryan”), the underwriters, have agreed to purchase 175,000 Private Placement Units (or 201,250 Private Placement Units if the underwriters’ over-allotment option is exercised in full).

The Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and income taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Upon the closing of the Proposed Public Offering, management has agreed that an aggregate of $10.00 per Unit sold in the Proposed Public Offering will be held in a Trust Account (the “Trust Account”) and may only be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on management team’s ongoing assessment of all factors related to the potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest bearing demand deposit account at a bank. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Proposed Public Offering and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 21 months from the closing of the Proposed Public Offering or by such earlier liquidation date as our board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less income taxes payable), divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.00 per public share.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less income taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

The Sponsor, officers and directors intend to enter into a letter agreement with the Company, pursuant to which they will agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less income taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

Liquidity and Capital Resources

As of February 28, 2025, the Company had no cash and working capital deficiency of $18,741. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the issuance date of the financial statements. Management plans to address this uncertainty through a Proposed Public Offering and use of a $300,000 promissory note with the Sponsor. However, there is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. The Company’s financial statements have not been impacted by Section 102(b)(1) of the JOBS Act as of February 28, 2025.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash and no cash equivalents as of February 28, 2025.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Deferred Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional costs to be incurred, will be charged to operations. Should the Proposed Public offering prove to be successful, these deferred costs, as well as additional costs to be incurred, will be charged to shareholder’s equity upon completion of the offering.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Net Loss Per Class B Ordinary Share

Net loss per Class B ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 922,163 Class B ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 8). At February 28, 2025, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per Class B ordinary share is the same as basic loss per Class B ordinary share for the period presented.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of February 28, 2025, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the Proposed Public Offering.

Rights

The Company will account for the Public and Private Placement Rights to be issued in connection with the Proposed Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and will classify the rights under equity treatment at their assigned values. There are no Public or Private Placement Rights currently outstanding as of February 28, 2025.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on February 10, 2025, the date of its incorporation.

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Improvements to Income Tax Disclosures” (“ASU 2023-09”), which provides for additional disclosures primarily related to the income tax rate reconciliations and income taxes paid. ASU 2023-09 requires entities to annually disclose the income tax rate reconciliation using both amounts and percentages, considering several categories of reconciling items, including state and local income taxes, foreign tax effects, tax credits and nontaxable or nondeductible items, among others. Disclosure of the reconciling items is subject to a quantitative threshold and disaggregation by nature and jurisdiction. ASU 2023-09 also requires entities to disclose net income taxes paid or received to federal, state and foreign jurisdictions, as well as by individual jurisdiction, subject to a five percent quantitative threshold. ASU 2023-09 may be adopted on a prospective or retrospective basis and is effective for fiscal years beginning after December 15, 2024, and for interim periods for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2023-09 would have on its financial position, results of operations or cash flows.

Note 3 — Proposed Public Offering

In the Proposed Public Offering, the Company will offer for sale 17,500,000 Units, (or 20,125,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit that the Company is offering consists of one Class A ordinary share (“Public Share”) and one right (“Public Right”) to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination.

Note 4 — Private Placement

The Sponsor, BTIG and Roberts & Ryan have committed to purchase an aggregate of 539,750 Private Placement Units (or 592,250 Private Placement Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Private Placement Unit in a private placement that will close simultaneously with the Proposed Offering. Each Private Placement Unit consists of one Class A ordinary share (“Private Placement Share”) and one right (“Private Placement Right”) to receive one tenth (1/10) of a Class A ordinary share upon the consummation of an initial Business Combination. Of those 539,750 Private Placement Units (or 592,250 Private Placement Units if the underwriters’ over-allotment option is exercised in full), the Sponsor has agreed to purchase 364,750 private placement units (or 391,000 private placement units if the underwriters’ over-allotment option is exercised in full) and BTIG and Roberts & Ryan have agreed to purchase 175,000 private placement units (or 201,250 private placement units if the underwriters’ over-allotment option is exercised in full). The Private Placement Units are identical to the Units sold in this offering, subject to certain limited exceptions.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Segment Information

ASC Topic 280, Segment Reporting, establishes standards for companies to report, in their financial statements, information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statement of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

February 28, 2025
Deferred offering costs	$32,000

For the Period from February 10, 2025 (Inception) through February 28, 2025
Formation, general and administrative costs	$11,741

The CODM reviews formation, general and administrative costs to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the business combination period. The CODM also reviews formation, general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Formation, general and administrative costs, as reported on the statement of operations, are the significant segment information provided to the CODM on a regular basis. All other segment items included in net income or loss are reported on the statement of operations and described within their respective disclosures.

The CODM reviews the position of total assets available with the company to assess if the Company has sufficient resources available to discharge its liabilities. The CODM is provided with details of cash and liquid resources available with the Company. Additionally, the CODM regularly reviews the status of deferred costs incurred to assess if these are in line with the planned use of proceeds to be raised from the public offering.

Note 6 — Related Party Transactions

Founder Shares

On February 20, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, through payments of offering costs and expenses on the Company’s behalf, for which the Company issued 6,059,925 Class B ordinary shares, known as founder shares, to the Sponsor. In May 2025, the Company effected a share capitalization pursuant to which the Company issued an additional 1,009,988 founder shares resulting in an aggregate of 7,069,913 founder shares outstanding to the Sponsor, resulting in a price per share of approximately $0.004 per share. Up to 922,163 of the founder shares may be surrendered by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment is exercised. All share and per-share amounts have been retroactively restated to reflect the share capitalization.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Related Party Transactions (cont.)

The founder shares are designated as Class B ordinary shares and, except as described below, are identical to the Class A ordinary shares included in the units being sold in this offering, and holders of founder shares have the same shareholder rights as public shareholders, except that (i) the founder shares are subject to certain transfer restrictions, as described in more detail below, (ii) the founder shares are entitled to registration rights; (iii) our sponsor and the Company’s officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to (A) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination, (B) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we have not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, (C) waive their rights to liquidating distributions from the trust account with respect to their founder shares or private placement shares if we fail to complete the initial Business Combination within the completion window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period and to liquidating distributions from assets outside the trust account and (D) vote any founder shares and private placement shares held by them and any public shares purchased during or after this offering (including in open market and privately-negotiated transactions, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the Business Combination transaction) in favor of the initial Business Combination, (iv) the founder shares are automatically convertible into Class A ordinary shares in connection with the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment as described herein and in the Company amended and restated memorandum and articles of association, and (v) prior to the closing of the initial Business Combination, only holders of the Class B ordinary shares will be entitled to vote on the appointment and removal of directors or continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).

Promissory Note — Related Party

The Sponsor has agreed to loan the Company an aggregate of up to $300,000 (the “Promissory Note”) to be used for a portion of the expenses of the Proposed Public Offering. The Promissory Note is non-interest bearing, unsecured and due at the earlier of December 31, 2025 or the closing of the Proposed Public Offering. The loan will be repaid out of the $747,500 of offering proceeds that has been allocated to the payment of offering expenses. As of February 28, 2025, the Company had borrowed $26,089 under the Promissory Note as a result of payments made by the Sponsor on behalf of the Company.

Administrative Services Agreement

Commencing on the effective date of the Proposed Public Offering, the Company will enter into an agreement with Blue Holdings Management LLC, the managing member of our Sponsor, to pay an aggregate of $5,000 per month for office space, utilities, and secretarial and administrative support. These monthly fees will cease upon the completion of the initial Business Combination or the liquidation of the Company.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, Blue Holdings, certain of the Company’s officers or directors, or any of their respective affiliates may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units of the post Business Combination entity at a price of $10.00 per unit at the option of the lender. As of February 28, 2025, no such Working Capital Loans were outstanding.

Note 7 — Commitments and Contingencies

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Commitments and Contingencies (cont.)

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

Registration Rights

The holders of founder shares, Private Placement Units (and their underlying securities) and Units that may be issued upon conversion of working capital loans (and their underlying securities), if any, the Representative Shares and any Class A ordinary shares issuable upon conversion of the founder shares and any Class A ordinary shares held by the initial shareholders at the completion of the Proposed Public Offering or acquired prior to or in connection with the initial Business Combination, will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the registration statement for the Proposed Public Offering. These holders will be entitled to make up to three demands and have piggyback registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the date of the Proposed Public Offering to purchase an additional 2,625,000 units to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of 2.00% of the gross proceeds of the Proposed Public Offering, or $3,500,000 (or $4,025,000 if the underwriters’ over-allotment is exercised in full), payable upon the closing of the Proposed Public Offering. Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Proposed Public Offering, or $6,125,000 (or $7,043,750 if the overallotment option is exercised in full) in the aggregate. The deferred commissions will be released to the underwriters only on completion of an initial business combination. The deferred commissions will be payable as follows: (i) $0.20 per unit sold in this offering shall be paid to the underwriter in cash, and (ii) $0.15 per unit sold in this offering shall be paid to the underwriters in cash based on the funds remaining in the trust account after giving effect to public shares that are redeemed in connection with an initial business combination.

Representative Shares

The Company intends to issue to the underwriters and/or their designees 175,000 ordinary shares (the “Representative Shares”) upon the consummation of the Proposed Public Offering. The Company will account for the Representative Shares as a cost of the Proposed Public Offering, resulting in a charge directly to share’s equity. The underwriters (and any of their designees to whom the Representative Shares are issued) will agree not to transfer, assign or sell any such shares without the Company’s prior consent until the completion of a Business Combination. In addition, the Representative Shares will be deemed to be underwriting compensation by the Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rule 5110 and will, accordingly, be subject to certain transfer restrictions or a period of 180 days beginning on the date of commencement of sales of the Units in the Proposed Public Offering. Furthermore, the underwriters will agree (and any of their designees to whom the Representative Shares are issued will agree) (i) to waive its redemption rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of the Company’s initial Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period. In addition, the Representative Shares will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination (except with respect to permitted transferees as described herein under the section of this prospectus entitled “Principal Shareholders — Restrictions on Transfers of Founder Shares and Private Placement Units”).

Note 8 — Shareholder’s Equity

Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. As of February 28, 2025, there were no preferred shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. As of February 28, 2025 there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. On February 20, 2025, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, through payments of offering costs and expenses on the Company’s behalf, for which the Company issued 6,059,925 Class B ordinary shares, known as founder shares, to the Sponsor. In May 2025, the Company effected a share capitalization pursuant to which the Company issued an additional 1,009,988 founder shares resulting in an aggregate of 7,069,913 founder shares outstanding to the Sponsor, resulting in a price per share of approximately $0.004 per share. Up to 922,163 of the founder shares may be surrendered by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment is exercised. All share and per-share amounts have been retroactively restated to reflect the share capitalization. As of February 28, 2025, there were 7,069,913 Class B ordinary shares issued and outstanding. The founder shares include an aggregate of up to 922,163 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full.

BLUE ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Shareholder’s Equity (cont.)

The founder shares will automatically convert into Class A ordinary shares in connection with the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Proposed Public Offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 26% of the sum of (i) the total number of all ordinary shares outstanding upon the completion of the Proposed Public Offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the securities underlying the Private Placement Units and the Class A ordinary shares underlying the Private Placement Rights issued to the Sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent rights issued to our sponsor, Blue Holdings, certain of the Company’s officers or directors, or any of their respective affiliates upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial Business Combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by shareholders. Unless specified in the amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association, which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company is generally required to approve any matter voted on by our shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting, and pursuant to the amended and restated memorandum and articles of association, such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, meaning, following our initial business combination, the holders of more than 50% of the ordinary shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing our company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of the amended and restated memorandum and articles of association may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company voting together as a single class.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Share Right will automatically receive one tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination. In the event the Company is not the surviving Company upon completion of the initial Business Combination, each holder of a Share Right will be required to affirmatively convert its Share Rights in order to receive the one tenth (1/10) of one Class A ordinary share underlying each Share Right upon consummation of the Business Combination. The Company will not issue fractional shares in connection with an exchange of Share Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman Islands law. As a result, you must hold Share Rights in multiples of 10 in order to receive shares for all of your Share Rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company redeems the public shares for the funds held in the Trust Account, holders of Share Rights will not receive any of such funds for their Share Rights and the Share Rights will expire worthless.
Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after February 28, 2025, the balance sheet date, through June 2, 2025, the date that the audited financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, other than as disclosed below.

The Sponsor deposited an aggregate of $349,950 into the Company’s bank account, depositing $100,000 in March 2025, $50,000 in April 2025, and $199,950 in May 2025. The $349,950 will be accounted for as a capital contribution by the Sponsor and applied to the Sponsor’s purchase of Private Placement Units in the private placement that will close simultaneously with the Proposed Public Offering.

In May 2025, the Company effected a share capitalization for an additional 1,009,988 Class B ordinary shares for no additional consideration, resulting in 7,069,913 Class B ordinary shares outstanding. Of the 7,069,913 Class B ordinary shares outstanding, up to 922,162 shares are subject to forfeiture to the Company by the Sponsor for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part. All share and per-share amounts have been retroactively restated to reflect the share capitalization.

The Company made $148,813 of payments to service providers subsequent to February 28, 2025.

Audited Financial Statements of Blockfusion USA, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Blockfusion USA, Inc.

Opinion

We have audited the accompanying consolidated balance sheets of Blockfusion USA, Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Elliott Davis, PLLC

We have served as the Company’s auditor since 2025.

Charlotte, North Carolina

December 5, 2025

BLOCKFUSION USA, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$2,947	$263
Accounts receivable	1,168	2,473
Unbilled receivables	1,484	1,332
Utility deposits	104	104
Prepaid expenses and other current assets	10	7
Total current assets	5,713	4,179
Property and equipment, net	13,465	12,807
Crypto assets	206	6
Finance lease right-of-use assets	-	155
Total assets	$19,384	$17,147
Liabilities, Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	$7,927	$9,739
Notes payable, current portion, net (includes $3,790 and $2,100 measured at fair value as of December 31, 2024 and 2023, respectively)	4,968	8,998
Finance lease liability, current portion	-	173
Financial obligation, current portion	-	3,101
Deferred revenue	1,976	1,847
Customer deposits	5,820	6,368
Accrued expenses and other current liabilities ($2,629 and $1,800 due to related parties, respectively)	3,002	3,062
Total current liabilities	23,693	33,288
Notes payable, non-current portion, net	13,542	38
Notes payable, held at fair value, non-current portion	132	3,569
Warrant liability	113	12
Total liabilities	$37,480	$36,907

Commitments and contingencies (Note 16)

Stockholders' deficit:
Convertible preferred stock (Series Seed and Series A, respectively), $0.0001 par value; 2,640,000 and 2,360,000 shares authorized at December 31, 2024 and 2023, 2,640,000 and 1,702,922 shares issued and outstanding at December 31, 2024 and 2023, liquidation preference of $2,910 at December 31, 2024 and 2023	2,531	2,531
Series A Common stock, $0.0001 par value; 45,000,000 and 25,000,000 shares authorized at December 31, 2024 and 2023, respectively, 19,807,521 shares issued and outstanding at December 31, 2024 and 2023	2	2
Series B Common stock, $0.0001 par value; 16,000,000 shares authorized at December 31, 2024 and 2023, 13,110,000 shares issued and outstanding at December 31, 2024 and 2023	1	1
Additional paid-in capital	257	455
Accumulated other comprehensive loss	(60)	(5)
Accumulated deficit	(20,827)	(22,744)
Total stockholders' deficit	(18,096)	(19,760)
Total liabilities and stockholders' deficit	$19,384	$17,147

See notes to consolidated financial statements.

BLOCKFUSION USA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share and per share data)

	December 31,
	2024	2023
Revenue	$23,689	$16,796
Cost of sales	20,297	13,893
Gross margin	3,392	2,903

Operating expenses
Selling, general and administrative	2,948	3,489
Legal and professional fees	584	881
Depreciation and amortization	1,039	1,275
Total operating expenses	4,571	5,645

Loss from operations	(1,179)	(2,742)

Other income (expense):
Interest expense	(2,604)	(3,207)
Energy program income	2,589	1,018
Gain on settlement	3,619	117
Realized gains (losses), net	(42)	(1,353)
Other expense, net	(386)	32
Total other income (expense), net	3,176	(3,393)

Net income (loss) before (provision) benefit for income taxes	1,997	(6,135)

Provision for income taxes	(80)	-

Net income (loss)	$1,917	$(6,135)

Weighted average common shares
Basic	33,072,624	24,328,215
Diluted	40,116,442	24,328,215

Per share amounts:
Earnings per share
Basic	$0.06	$(0.25)
Diluted	$0.05	$(0.25)

Comprehensive income (loss):
Net income (loss)	$1,917	$(6,135)
Change in fair value due to credit risk on notes payable	(55)	138
Comprehensive income (loss):	$1,862	$(5,997)

See notes to consolidated financial statements.

BLOCKFUSION USA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands, except share data)

	Series Seed Convertible Preferred Stock ($0.0001 par value)		Series A Convertible Preferred Stock ($0.0001 par value)		Series A Common Stock ($0.0001 par value)		Series B Common Stock ($0.0001 par value)		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Deficit
Balances at December 31, 2022	2,640,000	$213	1,844,071	$2,372	11,904,796	$1	11,904,796	$1	$130	$(143)	$(16,609)	$(14,035)
Issuance of common stock for cash	-	-	-	-	7,902,725	1	1,205,204	-	-	-	-	1
Cancellation of Series A Preferred Stock	-	-	(141,149)	(54)	-	-	-	-	(1)	-	-	(55)
Stock-based compensation expense from share-based payments to non-employees	-	-	-	-	-	-	-	-	226	-	-	226
Other stock-based compensation expense	-	-	-	-	-	-	-	-	100	-	-	100
Net loss	-	-	-	-	-	-	-	-	-	-	(6,135)	(6,135)
Other comprehensive income	-	-	-	-	-	-	-	-	-	138	-	138
Balances at December 31, 2023	2,640,000	213	1,702,922	2,318	19,807,521	2	13,110,000	1	455	(5)	(22,744)	(19,760)
Stock-based compensation expense	-	-	-	-	-	-	-	-	56	-	-	56
Notes receivable from related parties	-	-	-	-	-	-	-	-	(254)	-	-	(254)
Net income	-	-	-	-	-	-	-	-	-	-	1,917	1,917
Other comprehensive loss	-	-	-	-	-	-	-	-	-	(55)	-	(55)
Balances at December 31, 2024	2,640,000	$213	1,702,922	$2,318	19,807,521	$2	13,110,000	$1	$257	$(60)	$(20,827)	$(18,096)

See notes to consolidated financial statements.

BLOCKFUSION USA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$1,917	$(6,135)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	1,040	1,275
Stock-based compensation	56	326
Gain on settlement of financing obligation and finance lease liability	(3,619)	-
Loss on disposal of property and equipment	43	33
Change in fair value of notes payable	726	803
Change in fair value of warrant liability	52	8
Non-cash interest expense	1,573	1,702
Changes in operating assets and liabilities:
Accounts receivable	1,305	(2,188)
Unbilled receivables	(151)	(879)
Customer and utilities deposits	-	250
Prepaid expenses and other current assets	(3)	(4)
Digital assets	(199)	(7)
Accounts payable	2,738	1,476
Deferred revenue	130	1,741
Customer deposits	(548)	1,252
Accrued expenses and other current liabilities	1,878	2,354
Net cash from operating activities	6,938	2,007
Cash flows from investing activities:
Purchases of property and equipment	(873)	(4)
Proceeds from disposals of property and equipment	-	23
Net cash from investing activities	(873)	19
Cash flows from financing activities:
Payment of notes payable	(2,972)	(1,596)
Payments on finance leases	(22)	(89)
Payments made under financing obligation	(133)	(378)
Repurchase of Series A Preferred Stock	-	(55)
Issuance of notes receivable to related parties	(254)	-
Issuance of Series A Common Stock	-	1
Net cash from financing activities	(3,381)	(2,117)

Net increase (decrease) in cash and cash equivalents	2,684	(91)
Cash and cash equivalents at beginning of year	263	354
Cash and cash equivalents at end of year	$2,947	$263

Supplemental disclosure of noncash financing and investing activity:
Income taxes paid	$9	$5
Interest paid	$261	$309
Transfer of asset for settlement of debt	$38	$185
Payment of debt and accrued interest through transfer of collateral	$-	$1,102
Conversion of legal arbitration expenses payable to notes payable, held at fair value	$-	$837
Conversion of vendor payable balance to notes payable, non-current portion, net	$-	$220
Restructuring of term loan	$1,484	$-
Settlement of financing obligation, finance lease liability, and other payables through issuance of promissory note and warrants	$5,634	$-

See notes to consolidated financial statements.

1.	Organization and Operations

Nature of the Business

The accompanying financial statements represent the consolidated accounts of Blockfusion USA, Inc. (“Blockfusion” or the “Company”) and its wholly-owned subsidiaries, North East Data, LLC (“North East Data” or “NED”) and Blockfusion Canada Inc. The Company’s only active subsidiary is North East Data. Blockfusion USA, Inc. was incorporated on February 8, 2021, under the laws of the state of Delaware.

Blockfusion develops and operates advanced data centers for high-performance computing (“HPC”), artificial intelligence (“AI”), and cloud workloads. The Company delivers secure, scalable, and energy-efficient facilities powered by competitively priced clean energy. Blockfusion is transitioning from traditional hosting to focus on scalable, sustainable infrastructure for HPC/AI applications.

Seasonality

The Company experiences seasonality due to factors like energy costs, weather, and market conditions. During the summer months, energy costs and cooling requirements increase due to higher ambient temperatures. In the colder months, cooling needs are significantly reduced, which lowers overall energy consumption.

Going Concern

The consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. Net income for the year ended December 31, 2024 amounted to $1,917, with an ending cash balance of $2,947, and a working capital deficit of $17,980 as of December 31, 2024. The Company’s current financial condition raises substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of the consolidated financial statements. Management plans to address this need for capital include Blockfusion’s pursuit of a proposed business combination with Blue Acquisition Corp., a special purpose acquisition company (“SPAC”), which is expected to provide significant capital through the SPAC’s cash in trust and potential Financing Transactions in which the parties may engage in connection with such transaction, if any. This transaction, which attributes a pre-money equity valuation of $450,000 to the Company is provisionally expected to provide the Company with substantial liquidity to support ongoing operations and future growth initiatives; provided, however, that actual proceeds from such transaction are not certain. The business combination agreement includes a condition to Blockfusion’s obligation to consummate the transaction, waivable by Blockfusion, that the transaction deliver proceeds to the Company of at least $75,000 (after payment of transaction expenses and redemptions), which must be satisfied for the transaction to close. However, as this transaction has not been consummated as of the financial statement issuance date, there can be no assurance that it will be completed on the anticipated terms or timeline.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with Generally Accepted Accounting Principles in the United States of America (“GAAP” or “U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends and the assessment of the probable future outcome. Subjective and significant estimates include, but are not limited to, determinations of the useful lives and expected future cash flows of long-lived assets, determination of impairment and fair value estimates. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated statements of operations and comprehensive income (loss) in the period that they are determined.

Segment Information

The Company defines operating segments as components of the organization for which discrete financial information is available and operating results are evaluated regularly by the Company’s chief executive officer, who is the Chief Operating Decision Maker (“CODM”), in order to assess performance and allocate resources. The CODM reviews financial information presented on a consolidated basis and uses net income (loss) for purposes of evaluating financial performance and making operating decisions.

The Company operates solely out of the Unites States and has no other foreign operations or reportable geographic locations. The key factors used in determining the Company’s reportable segments include organizational structure and information that is regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. Accordingly, we have one operating and reportable segment.

The Company uses net income (loss) to assess the profitability of the business at the consolidated level. The CODM monitors actual net income (loss) results relative to operating plan and forecast to assess the performance of the business and allocate resources.

A summary of net revenues by revenue stream is disclosed in Note 11.

Significant expenses regularly reviewed by the CODM include utilities, onsite management, employee & consulting, legal fees, and interest expense, and are disclosed on the consolidated statements of operations and comprehensive income (loss). Segment assets regularly reviewed by the CODM include working capital accounts (accounts payable and accounts receivable) and are disclosed on the consolidated balance sheets.

Fair Value Measurement

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques. The Company’s cash equivalents are carried at fair value in Level 1, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these instruments.

The Company accounts for one of its debt obligations under the fair value option under ASC Topic 825-10, Financial Instruments (“ASC 825-10”). As of December 31, 2024 and December 31, 2023, estimated fair value of our debt held under the fair value option was $3,922 and $5,669, respectively. The fair value of debt obligations measured at fair value is estimated using a Monte Carlo simulation model. This approach captures the path-dependent nature of expected cash flows by simulating a range of potential scenarios under a risk-neutral framework. Debt obligations held under the fair value option are categorized as a Level 3 instrument.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with multiple high credit quality U.S. financial institutions. At various times throughout the period, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”). Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk on its cash and cash equivalents.

The Company’s crypto assets are also exposed to concentrations of credit risk. Its crypto assets are maintained with a single third-party institutional-grade custodian specializing in digital asset security, custody, and liquidity. The Company regularly reviews the creditworthiness of the custodian and may diversify holdings in the future to mitigate concentration risk.

Customer and Vendor Concentration

The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral.

The following table summarizes customers who represent greater than 10% of the Company’s total revenue during the years ended December 31, 2024 and 2023, as well as customers who represent greater than 10% of the Company’s total accounts receivable as of December 31, 2024 and 2023:

	Percentage of Revenue				Percentage of Accounts Receivable
	Year Ended December 31,				December 31,
	2024		2023		2024	2023
Customer A	63%		N/A	*	N/A *	66%
Customer B	N/A	*	51%		N/A *	N/A	*
Customer C	27%		12%		N/A *	N/A	*
Customer D	N/A	*	31%		14%	N/A	*
Customer E	N/A	*	N/A	*	34%	N/A	*
Customer F	N/A	*	N/A	*	26%	14%
Customer G	N/A	*	N/A	*	15%	N/A	*

*	Less than 10% of total revenue or accounts receivable

The following table summarizes vendors who represent greater than 10% of the Company’s total cost of sales during the years ended December 31, 2024 and 2023, as well as vendors who represent greater than 10% of the Company’s total accounts payable as of December 31, 2024 and 2023:

	Percentage of Cost of Sales			Percentage of Accounts Payable
	Year Ended December 31,			December 31,
	2024		2023	2024	2023
Vendor A	67%		66%	17%	N/A	*
Vendor B	21%		22%	32%	N/A	*
Vendor C	N/A	*	N/A *	N/A *	42%
Vendor D	N/A	*	N/A *	15%	14%
Vendor E	N/A	*	10%	N/A *	N/A	*

*	Less than 10% of total cost of sales or accounts payable

Cash and Cash Equivalents

Cash consists of bank deposits. Cash equivalents consist of highly liquid, short-term investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost which approximates fair value. As of December 31, 2024 and 2023, there were no cash equivalents.

Accounts Receivable

The Company’s accounts receivable primarily arise from contractual arrangements with data center customers representing amounts billed for completed services that have not yet been collected. Invoicing occurs on a periodic basis as services are rendered. Most customer agreements require a deposit that the customer must maintain at a specified level and replenish throughout the contract term and replenish the deposit if amounts are applied by the Company under the terms of the agreement. In the event of delinquency or nonpayment, the Company may draw on the deposit and apply the funds to outstanding invoices or other amounts due; subject to the replenishment requirement outlined in the contract. Accounts receivable were $1,168 thousand, $2,473 thousand, and $285 thousand as of as of December 31, 2024, December 31, 2023, and January 1, 2023, respectively.

The Company evaluates the collectability of accounts receivable on an ongoing basis and maintains an allowance for doubtful accounts, in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). The allowance reflects the Company’s estimate of current expected credit losses over the contractual term of the receivable, considering historical loss experience, customer-specific information, the aging profile of outstanding receivables, and current and expected future economic conditions.

Receivables that share similar risk characteristics—such as customer type, aging profile, or payment history—are evaluated collectively. Receivables that do not share risk characteristics are evaluated on an individual basis, considering factors such as a customer’s deposits, significant past-due balances, and known operational or liquidity issues.

Where the Company has a legally enforceable right to apply a customer deposit against outstanding receivables, the deposit is considered a credit enhancement for purposes of measuring expected credit losses. In such cases, expected credit losses are estimated on the net exposure (the gross receivable less the portion of the deposit that is legally available to offset the balance).

Receivables are written off when management determines they are uncollectible and when no further deposit is available or expected to be collected to satisfy the outstanding balance. Recoveries of amounts previously written off are recognized when received.

As of December 31, 2024, December 31, 2023, and January 1, 2023, the Company’s accounts receivable were composed primarily of current balances, with no significant aging, no indications of credit deterioration, and no historical credit losses. In addition, the Company’s customer deposit requirements significantly reduce exposure to credit risk by allowing the Company to apply deposits to unpaid balances when necessary. Based on these factors and the Company’s overall evaluation of expected credit losses under ASC 326, no allowance for credit losses was recorded for any of the periods presented.

The adequacy of the allowance for credit losses is reviewed at each reporting date, with any necessary adjustments recognized in the provision for credit losses within operating expenses.

Crypto Assets

The crypto assets held by the Company, primarily for operating purposes, are accounted for as intangible assets with indefinite useful lives, and are initially measured at cost. Crypto assets accounted for as intangible assets are subject to impairment losses if the fair value of crypto assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the crypto asset at the time its fair value is being measured in the Company’s principal market. Any impairment is recognized in the consolidated statements of operations and comprehensive income (loss). The Company assigns costs to crypto assets on a first-in, first-out basis.

Other Financial Instruments

The Company’s other financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial assets and liabilities approximate fair value due to the short maturities of these instruments. The Company accounts for its long-term debt instruments in accordance with applicable accounting guidance. The majority of the Company’s long-term debt is recorded at amortized cost, using the effective interest method. However, the fair value option was elected for one long-term debt obligation, in accordance with ASC 825-10.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or other disposition, cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in results of operations and comprehensive income (loss). Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Building and improvements	20 - 30 years
Machinery and equipment	3 - 15 years
Furniture and fixtures	7 years
Land	Indefinite

Leases

Leases are accounted for under ASC Topic 842, Leases (“ASC 842”). At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement including the use of an identified asset(s) and the Company’s control over the use of that identified asset. The Company has elected, as allowed under ASC 842, to not recognize on its consolidated balance sheet leases with a lease term of one year or less. Operating and finance leases with a term greater than one year are recognized on the consolidated balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable.

Lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. When an option exists to extend the lease or purchase the underlying asset, a determination is made whether that option is reasonably certain of exercise based on economic factors present at the measurement date. Over the term of the lease, the Company monitors for changes in facts and circumstances that may trigger the reassessment of whether an option is reasonably certain of exercise. As of December 31, 2023, the Company’s leases do not include any renewal options and the Company is not reasonably certain to exercise any available purchase options available in its leases. As of December 31, 2024, the Company does not have any active leases.

When the implicit rate of the lease is not readily determinable, the Company uses the incremental borrowing rate which reflects the rate at which the Company could borrow, on a collateralized basis, the amount of the lease payments in a similar economic environment over the lease term. The Company considers its credit risk, term of the lease, and total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates.

The Company, as the lessee in its leasing arrangements, has elected the practical expedient to account for lease and non-lease components together as a single component for all classes of underlying assets.

Operating lease costs are recognized on a straight-line basis over the lease term as an operating expense. Finance lease costs are recorded as interest expense and amortization expense. Variable lease costs are recognized to expense in the period incurred.

The Company also enters into sale-leaseback transactions, pursuant to which the Company sells equipment to a third party and agrees to lease the equipment back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluates whether it has transferred control to the third party in accordance with ASC 842 and the revenue recognition guidance set forth in ASC 606. If the company is deemed to transfer control of an asset to the buyer-lessor, the transfer is accounted for as a sale, and the company derecognizes the transferred asset from the balance sheet and recognizes a gain or loss for the difference between the consideration received and the carrying amount of the asset. The subsequent leaseback of the asset is accounted for in accordance with ASC 842 where an operating lease right-of-use asset and corresponding lease liability are measured and recognized at lease commencement date for leases with a term greater than one year.

If the Company is not deemed to have transferred control of an asset to the buyer-lessor, the sale-leaseback transaction is accounted for as a financing arrangement, and the Company is considered to remain the owner of the underlying asset for accounting purposes, and no gain or loss is recognized. Accordingly, the asset remains on balance sheet and will continue to be depreciated. In conjunction with these financing arrangements, the Company records the consideration received as a financing obligation which is subsequently amortized using the effective interest method where the contractual lease payments made are applied to reduce the financing obligation principal and recognize interest expense. The interest rate used to amortize the financing obligation is adjusted to ensure that both 1) the interest does not exceed the contractual payments over the shorter of the lease term and the term of the financing and, 2) the carrying amount of the asset does not exceed the carrying amount of the financial obligation at the earlier of the end of the lease term or the date at which control of the asset will transfer to the buyer-lessor.

To date, the Company’s sale-leaseback transactions have been accounted for as financing arrangements due to the presence of fixed price repurchase options and the leaseback being finance classified, which preclude control of the underlying asset from being transferred to the lessor.

Deferred Offering Costs

In accordance with Staff Accounting Bulletin (“SAB”) Topic 5.A, the Company capitalizes certain legal, accounting, and other third-party professional fees that are directly attributable to an equity offering. These costs are deferred until the consummation of the equity offering, at which point they are recorded as a reduction to the proceeds received and reflected as a decrease to additional paid-in capital in the consolidated balance sheets. Offering costs incurred in connection with equity offerings that are not eligible to be capitalized are expensed as incurred and included within selling, general, and administrative expense in the consolidated statements of operations and comprehensive income (loss). As of December 31, 2024 and December 31, 2023, no offering costs were incurred in connection with equity offerings.

Debt Issuance Costs and Debt Discounts

Debt held at amortized cost is recorded net of discounts and issuance costs, which are amortized to interest expense over the respective terms of such instruments. The effective interest rates are calculated based on contractual interest, discount, and issuance costs. Issuance costs incurred for debt held at fair value are expensed immediately. See Note 8 for additional disclosures.

Convertible Preferred Stock

The Company has issued convertible preferred stock that is classified as permanent equity in the accompanying consolidated balance sheets as the redemption provision is solely within the Company’s control. Refer to Note 9 for additional details.

At the time of issuance, the Company evaluated the embedded conversion and redemption features associated with the preferred shares and concluded that separate accounting for these features was not required.

Warrants

The Company accounts for common stock warrants as either equity-classified instruments or liability-classified instruments based on an assessment of the warrant terms. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all the requirements for equity classification under ASC Topic 815, Accounting for Derivatives and Hedging (“ASC 815”), including whether the warrants are indexed to our Common Stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance, and for liability-classified warrants, at each reporting period end date while the warrant is outstanding. The warrants are revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded in the consolidated statements of operations and comprehensive income (loss).

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). Under this guidance, all equity-based payments to employees and non-employees, including grants of stock options and restricted stock awards, are measured and recognized based on the grant date fair value of the awards.

For employee awards, stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the period from the grant date to the end of the vesting period. For non-employee awards, the expense is recognized in the same period and in the same manner as if the Company had paid cash for the goods or services received. The Company has elected to account for forfeitures as they occur.

Stock-based compensation expense is classified as selling, general & administrative expense in the consolidated statements of operations and comprehensive income (loss).

The Company estimates the fair value of stock option awards using the Black-Scholes-Merton option pricing model. This model requires several key assumptions, including expected term, expected volatility, dividend yield, risk-free interest rate, and the fair value of the Company’s common stock on the grant date.

Expected term - estimated using the simplified method, which averages the contractual term and vesting period. This approach was elected due to insufficient historical exercise data.

Expected volatility - is based on the historical stock price volatility of comparable publicly traded companies, due to limited trading history of the Company’s common stock. Volatility estimates may be adjusted for differences in capital structure where appropriate.

Dividend yield - is assumed to be zero, as the Company has not declared or paid dividends and does not anticipate doing so in the foreseeable future.

Risk-free interest rate - is based on the yield of a zero-coupon U.S. Treasury bond with a maturity matching the expected term of the option.

All stock option grants generally have an exercise price equal to or greater than the fair market value of the Company’s common stock on the date of grant.

Because the Company is privately held and there is no public market for its stock, the fair value of the Company’s equity is approved by the Company’s board of directors thereof as of the date stock-based awards are granted. In estimating the fair value of its stock, the Company uses a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company to independent third parties or transacted between third parties, any indications of value from offers to acquire the Company, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.

Revenue Recognition

The Company recognizes revenue pursuant to ASC 606. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract). If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative, standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time, as appropriate.

Co-location Mining Services

The Company’s co-location mining services contracts are structured as service agreements which may provide multiple performance obligations. The primary performance obligation provided under these contracts include hosting customers’ miners within a secure data center while supplying electrical power, internet connectivity, proper safety and security, and access to maintenance resources. Revenue for co-location mining services is recognized over time, as customers simultaneously receive and consume the benefits of the Company’s services. Customers may be invoiced under a number of different payment terms. Typically, customers are billed monthly for facility fees and energy fees. Facility fees may be fixed fees for the contract term or variable fees based on the number of miners the customer put into place at the data center. Energy fees are passed through to the customer from the utility provider based upon the current usage and utility rate. Any fixed consideration is included in the transaction price at contract inception and is recognized ratably over time as the services are transferred to the customer over the contractual term. Energy fees and variable facility fees are recognized in the period when the related services are provided. In certain contracts, the customer can pay the Company for mining services in the form of a percentage of digital assets mined by the customer’s miners. Because digital assets are treated as noncash consideration, their fair value is determined at the time of contract inception based on the quoted market price of the digital asset in the Company’s principal market. The Company is the principal in providing mining services to the customer, and all related fees earned are reported on a gross basis. There is no significant financing component in these transactions.

Implementation Services

The contract may also include implementation services performance obligations which provide services to install and configure of mining equipment at the data center. Implementation services fees are recognized in the period when the services are provided.

Income from Cryptocurrency Mining

The Company provides computing power, measured by a hashrate, to the blockchain. In exchange for providing computing power, the Company is entitled to a fractional share of Bitcoin. Since the contract is continuously renewing, second by second, the mining contract is considered to have a duration of less than 24 hours for accounting purposes.

The provision of computing power is the only performance obligation to the mining pool. The transaction consideration the Company receives is a noncash consideration, which is variable. There is no significant financing component in these transactions.

The Company measures the Bitcoin at fair value on the date earned using the daily close price quoted by its principal market at the date the Company completed the service of performing hash computations for the mining pool operator.

Providing computing power in Bitcoin transaction verification services is not an output of the Company’s ordinary activities therefore the Company recognized the amount as other income in the Company’s consolidated statements of operations and comprehensive income (loss).

Contract Assets

Unbilled receivables (a contract asset) are recognized when the Company has provided services but has not yet invoiced the customer for such services. Unbilled receivables were $1,484, $1,332, and $454 as of December 31, 2024, December 31, 2023, and January 1, 2023, respectively.

Contract Liabilities

Deferred revenue (a contract liability) is recognized when we have an unconditional right to a payment before we transfer the products or services to customers. This may occur in certain co-location mining services contracts that require a significant upfront payment of fees to be paid by the customer prior to delivery of services or when customers are billed in advance for services to be performed in future period. Any upfront payments or advanced billings are recorded as deferred revenue and recognized as revenue as the Company provides services to the customer.

Customer deposits (a contract liability) are recognized when the customer is required to provide refundable cash deposits as security for fees due under the terms of certain co-location mining services agreements. The refundable cash deposit is returned to customer upon the conclusion of the agreement unless cash deposits are required to satisfy any open account balance due by the customer. Customer deposits are included in other current liabilities in the consolidated balance sheets.

Net Income (Loss) Per Share

The Company computes income (loss) per share in accordance with FASB ASC Topic 260, Earnings per Share (“ASC 260”). Basic income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive income (loss) per share excludes all potential common shares if their effect is anti-dilutive.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations and comprehensive income (loss). As of December 31, 2024 and 2023, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Energy Program Income

Energy Program income is generated from participation in the New York Independent System Operator (“NYISO”) demand response programs. Under these programs, participants commit to curtailing or shifting electrical consumption when requested by the grid operator during periods of high system demand or constrained capacity. In return, participants receive capacity and performance-based payments that reflect the market value of the grid support provided. Once participants are enrolled in the Energy Program, there is no separate expiration or renewal cycle. For the Company, Energy Program participation involves enrolling specific portions of site load and power capacity into NYISO-administered programs, thereby making this capacity available for temporary reduction or dispatch when called upon. The Company’s participation in this program aligns with its broader commitment to energy efficiency, grid reliability, and sustainable operations. Energy Program revenues may vary from period to period based on NYISO program rules, capacity prices, system peak conditions, and the Company’s available enrolled capacity. Since these payments are not an output of the Company’s ordinary activities, the earnings are recognized as other income in our consolidated statements of operations and comprehensive income (loss).

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes all other non-stockholder changes in equity. Changes in other comprehensive income (loss) and accumulated other comprehensive loss during the years ended December 31, 2024 and 2023 consist of changes and the cumulative changes in the fair value due to credit risk on notes payable.

Commitments and Contingencies

The Company reserves for contingent liabilities based on ASC Topic 450, Contingencies, when it determines that a liability, including the legal costs associated with this liability is probable and reasonably estimable. From time to time, the Company may become involved in litigation relating to claims arising in the ordinary course of the business; however, unless otherwise noted, there are no claims or actions pending or threatened against the Company that, if adversely determined, would in the Company's management's judgment have a material adverse effect on the Company.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures, which includes requirements for more robust disclosures of significant segment expenses and measures of a segment’s profit and loss used in assessing performance. This standard is effective for the Company’s annual period beginning January 1, 2024 and interim periods beginning January 1, 2025, with early adoptions permitted. The Company adopted this accounting standard as of January 1, 2024. Our adoption did not result in a material impact to our consolidated financial statements and disclosures.

Recently Issued Accounting Standards Not Yet Adopted

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”). This standard clarifies the guidance in determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a SPAC. ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. The ASU is applied prospectively to all business combinations with acquisition dates occurring on or after the date of initial application. The ASU is effective for all annual reporting periods (and interim periods in annual reporting periods) beginning after December 15, 2026. Early adoption is permitted in interim or annual reporting periods in which financial statements have not yet been issued (or made available for issuance). Management has elected to early adopt ASU 2025-03 in 2025.

In December 2023, the FASB issued ASU 2023-08, Intangible - Goodwill and Other - Crypto Assets (Subtopic 350-60) (“ASC 350-60”), to provide guidance on the accounting for and disclosure of crypto assets and requires that the Company (i) subsequently remeasure crypto assets at fair value in the consolidated balance sheets and record gains and losses from remeasurement in net income (loss) in the consolidated statements of operations and comprehensive income (loss); (ii) present crypto assets separate from other intangible assets in the consolidated balance sheets; (iii) present the gains and losses from remeasurement of crypto assets separately in the consolidated statements of operations and comprehensive income (loss); and (iv) provide specific disclosures for crypto assets. For all entities, the ASC 350-60 amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company will adopt the new guidance effective January 1, 2025.

For all entities, the ASC 350-60 amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company will adopt the new guidance effective January 1, 2025. The Company does not expect any significant adjustments as a result of the adoption of the amendments; however, additional disclosures will be included in the footnotes to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures, which requires enhanced income tax disclosures that reflect how operations and related tax risks, as well as how tax planning and operational opportunities, affect the tax rate and prospects for future cash flows. This standard is effective for the Company beginning January 1, 2025, with early adoption permitted. The ASU should be applied on a prospective basis, but retrospective application is permitted. The adoption of this guidance will modify disclosures in the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires disclosure of specific information about costs and expenses within relevant expense captions on the face of the income statement, qualitative descriptions for expense captions not specifically disaggregated quantitatively, and the total amount and definition of selling expenses for interim and annual reporting periods. This standard is effective for the Company’s annual reporting period beginning January 1, 2027 and interim reporting periods beginning January 1, 2028 and should be applied on a retrospective or prospective basis, with early adoption permitted. Management is currently assessing the impact of adopting this standard on the consolidated financial statements.

3.	Fair Value Measurements

The following tables present the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
Notes payable, held at fair value	$-	$-	$3,922	$3,922
Warrant liability	-	-	113	113
Total liabilities	$-	$-	$4,035	$4,035

	Fair Value Measurements at December 31, 2023
	Level 1	Level 2	Level 3	Total
Notes payable, held at fair value	$-	$-	$5,669	$5,669
Warrant liability	-	-	12	12
Total liabilities	$-	$-	$5,681	$5,681

There have been no changes in valuation techniques and related inputs. For the years ended December 31, 2024 and 2023, there were no transfers between Level 1, Level 2 and Level 3.

	As of December 31, 2024		As of December 31, 2023
	Notes Payable, Held at Fair Value	Warrant Liability	Notes Payable, Held at Fair Value	Warrant Liability
Balance as of beginning of period	$5,669	$12	$5,695	$4
Issuances (fair value on issuance date)	-	49	837	-
Payments/settlements	(2,528)	-	(1,528)	-
Change in fair value in earnings(1)	726	52	803	8
Change in fair value in other comprehensive (income) loss(2)	55	-	(138)	-
Balance as of end of period	$3,922	$113	$5,669	$12

(1)	Change in fair value in earnings is reflected within other income (expense) within the consolidated statement of operations and comprehensive income.
(2)	Change in fair value in other comprehensive (income) loss is reflected within change in fair value due to credit risk on notes payable within the statement of operations and comprehensive income.

Warrants

The fair value of the Warrants was estimated using an option pricing model (“OPM”), which allocates the Company’s equity value among the various classes of units based on the rights and preferences within the capital structure, assuming a future exit event. This method takes into account factors such as vesting conditions, liquidation preferences, and the relative seniority of each instrument. Given the absence of a public market for the Company’s units, a discount for lack of marketability was applied to arrive at the final per-unit fair value. As a privately held company, the fair value of common stock is determined by the board of directors at each grant date, based on third-party valuations. These valuations consider relevant factors, including financial performance, market conditions, and other qualitative and quantitative inputs.

The OPM requires the use of significant assumptions, including expected term, expected volatility, expected dividend yield, and the risk-free interest rate. Volatility was estimated based on the historical volatilities of comparable publicly traded companies over a period consistent with the expected holding period. The Company has not declared or paid dividends to date and does not anticipate doing so in the foreseeable future; accordingly, a dividend yield of zero was applied. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant, with a maturity matching the expected term of the awards. The expected term represents the anticipated period the awards will remain outstanding, based on current expectations regarding a potential liquidity event.

The below summarizes key inputs:

	As of December 31, 2024	As of December 31, 2023
Risk-free interest rate	4.3%	3.9%
Expected term (in years)	4.0	6.0
Expected volatility	147.5%	152.5%
Expected dividend yield	0.0%	0.0%
Expected discount for lack of marketability	32.5%	32.5%

Notes Payable

Notes payable, held at fair value is comprised of the 2021 term loan (Term Loan A and Term Loan B).

The fair value of Term Loan A was estimated using a Monte Carlo simulation framework to capture the path-dependent repayment structure, which varies based on the average Bitcoin price over the preceding month. The simulation incorporated stochastic modeling of Bitcoin price movements using a risk-neutral Geometric Brownian Motion process, reflecting assumptions for volatility, risk-free rate, and time increments. This approach generated a distribution of potential payment outcomes under varying market conditions, which was used to determine the estimated fair value. The fair value of Term Loan B was estimated using a Discounted Cash Flow (“DCF”) approach. This method projects future cash flows based on the loan’s contractual terms, including interest payable in kind through March 1, 2024, followed by monthly cash interest payments and a final maturity payment on February 21, 2025. The discount rate applied reflects market yields derived from the Blockfusion’s credit profile, prevailing market conditions, risk-free rates, and credit spreads as of the issuance date The table below summarizes key inputs:

	As of December 31, 2024		As of December 31, 2023
	Term Loan A	Term Loan B	Term Loan A	Term Loan B
Risk-free rate	4.31%	n/a	4.00%	n/a
Discount rate	9.13%	8.77%	12.86%	13.44%
Interest rate	5.00%	5.00%	5.00%	5.00%
Bitcoin volatility	50.00%	n/a	61.00%	n/a

For purposes of determining changes in fair value attributable to instrument-specific credit risk that are recognized in other comprehensive income, Blockfusion applied a consistent credit spread that existed at inception to each subsequent measurement period’s risk-free rate, which was utilized to determine the calculated value of the instruments based on the application of this consistent credit spread. The difference between this calculated value and the estimated fair value of the instruments as determined above represents the cumulative change in fair value attributable to instrument specific credit risk.

4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2024	2023
Land	$370	$370
Building and improvements	12,713	11,280
Machinery and equipment	2,872	2,769
Furniture and fixtures	10	10
	15,965	14,429
Less: Accumulated depreciation	(2,500)	(1,622)
Property and equipment, net	$13,465	$12,807

Depreciation expense of property and equipment for the years ended December 31, 2024 and 2023 was $885 and $860, respectively. Net carrying value of disposals of property and equipment for the years ended December 31, 2024 and 2023 was $81 and $1,342, respectively. For the years ended December 31, 2024 and 2023, the Company recognized a loss on the property and equipment disposal of $43 and $33, respectively, in the consolidated statement of operations and comprehensive income (loss). For the year ended December 31, 2024 and 2023, the Company transferred $38 and $185 of assets for the settlement of debt, respectively.

5.	Crypto Assets

The Company receives crypto assets, primarily Bitcoin, as a form of payment from customers. Other income (expenses) presented in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2023 includes realized losses of $1,320 arising from the liquidation of crypto assets which were transferred to the Company as noncash consideration. The Company also receives Bitcoin awards through its mining activities.

The carrying amount of crypto assets held by the Company was $206 and $6 as of December 31, 2024 and 2023, respectively. The carrying amounts approximate their fair values and no impairment losses were recognized for the years ended December 31, 2024 and 2023.

6.	Leases

Throughout 2022, the Company entered into sale-leaseback transactions with a third party relating to equipment. These transactions are accounted for as financing arrangements as control of the equipment did not transfer to the buyer-lessor due to a fixed price repurchase option as well as the lease being finance classified. The Company sold the equipment at fair market value and concurrently leased the equipment back over a twenty-four month lease term. At the end of the lease term, the Company may repurchase the equipment at a fixed amount stipulated in the agreement.

Beginning in 2022, the Company defaulted on its payments and began accruing interest and penalties. By August 2024, all leases subject to the Company’s sale-leaseback transactions had expired. In September 2024, the Company entered into a settlement agreement with the buyer-lessor whereby the Company agreed to repurchase the equipment by issuing a $6,000 promissory note and warrants exercisable for an aggregate 410,000 shares of Series A Common Stock of the Company. No cash was exchanged as part of the settlement and a gain of $3,619 was recognized. In addition, the Company was relieved of any and all claims of the buyer-lessor including the waiver of all outstanding obligations pursuant to the sale-leaseback contracts pertaining to accrued interest and penalties.

The Company also leases certain equipment classified as finance leases. The following table presents the components of lease costs. Amortization of the ROU asset and interest on lease liabilities are included in depreciation and amortization expense and interest expense, respectively, on the consolidated statement of operations for the years ended December 31, 2024, and 2023.

	December 31,
	2024	2023
Finance lease cost:
Amortization of right-of-use assets	$155	$415
Interest on lease liabilities	4	52
Short-term lease cost	99	-
Total lease costs	$258	$467

The following table presents other supplemental lease information for the year ended December 31, 2024 and 2023:

	December 31,
	2024	2023
Other Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$1	$11
Financing cash flows from finance leases	22	89
Weighted-average remaining lease term – finance leases	-	0.4
Weighted-average discount rate – finance leases	-	14%

There were no new right-of-use assets obtained in exchange for lease liabilities during the years ended December 31, 2023 or 2024.

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2024	2023
Payroll liabilities ($2,629 and $1,800 due to related parties, respectively)	$2,629	$1,800
Interest payable	-	1,060
Taxes payable	80	-
Other	293	202
	$3,002	$3,062

8.	Debt

Debt held at amortized cost is recorded net of discounts and issuance costs, which are amortized to interest expense over the respective terms of such instruments. The effective interest rates are calculated based on contractual interest, discount, and issuance costs. Issuance costs incurred for debt held at fair value is expensed immediately.

For the year ended December 31, 2024 and December 31, 2023, interest expense on total long-term debt was $1,589 and $1,323, respectively. These interest expense amounts include amortization of discounts and issuance costs of in the amount of $55 and $0 for the years ended December 31, 2024 and December 31, 2023, respectively.

As of December 31, 2024, the Company had a total of $3,922 and $14,626 of debt held at fair value and debt held at amortized cost, respectively. As of December 31, 2023, the Company had a total of $5,669 and $6,935 of debt held at fair value and debt held at amortized cost, respectively. These obligations are presented as follows:

	Maturity Dates		Stated Interest Rates		Effective Interest Rates		Unpaid Principal Balance
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
2022 Term Loan	June 2027	May 2024	12% -16%*	17.99%	11.98%	17.99%	$8,435	$6,784
2023 Term Loan	April 2025	April 2025	7.00%	7.00%	7.00%	7.00%	38	151
2024 Term Loan	September 2027	n/a	12.00%	n/a	14.77%	n/a	6,153	-
Total face value							14,626	6,935
Notes payable, current portion							(1,178)	(6,897)
Unamortized premium and (discount), net							94	-
Notes payable, non-current portion, net							$13,542	$38

*	Pursuant to the term loan agreement, interest will accrue at a rate of 12.00% from the August 2024 modification date through June 6, 2025; a rate of 14.00% from June 7, 2025 through June 6, 2026; and a rate of 16.00% from June 7, 2026 through the maturity date.

	December 31, 2024
	Maturity Dates	Stated Interest Rates	Unpaid Principal Balance	Fair value (carrying value)	Difference
2021 Term Loan	February 2025 - September 2026	5.00%	$3,973	$3,922	$(51)
Notes payable, current portion				(3,790)
Notes payable, held at fair value, non-current portion				$132

	December 31, 2023
	Maturity Dates	Stated Interest Rates	Unpaid Principal Balance	Fair value (carrying value)	Difference
2021 Term Loan	February 2025 - September 2026	5.00%	$6,238	$5,669	$(569)
Notes payable, current portion				(2,100)
Notes payable, held at fair value, non-current portion				$3,569

2021 Term Loan

In June 2021, the Company entered into a settlement agreement with a joint venture partner, whereby the joint venture partner transferred its ownership interest in NED to the Company in exchange for NED’s acknowledgment of an $8,000 term loan. The loan was formally assumed in September 2021 and matures on September 9, 2026.

The Company elected the fair value option under ASC 825-10, Financial Instruments (“ASC 825-10”), to avoid bifurcation of embedded derivatives pursuant to ASC 815-15, Derivatives and Hedging – Embedded Derivatives (“ASC 815-15”). The debt contains embedded features that would otherwise require separate recognition as derivative liabilities, subject to initial and subsequent fair value measurement under ASC 815-15. Changes in fair value attributable to instrument-specific credit risk are presented separately in other comprehensive income (loss) on the consolidated statement of operations and comprehensive income (loss). Issuance costs related to the term loan were expensed immediately.

In August 2023, the Company and the lender resolved legal disputes related to the original settlement agreement. The term loan was amended to incorporate both the original obligation (also referred to as “Term Loan A”) and an additional $953 awarded to the lender through arbitration (also referred to as “Term Loan B”). The amendment did not result in substantially different terms under ASC 470-50, Debt – Modifications and Extinguishments, nor did it trigger a remeasurement event under ASC 825-10. The $953 obligation matures on February 21, 2025 and had an initial fair value of $837. The modified loan continues to be accounted for under the fair value option.

2022 Term Loan

In February 2022, the Company issued a $7,356 term loan, collateralized by digital asset mining equipment acquired with the loan proceeds. The term loan was originally set to mature in May 2024 and was accounted for at amortized cost under ASC 835-30, Interest – Imputation of Interest (“ASC 835-30”).

In June 2022, the Company defaulted on the term loan, resulting in the loan becoming callable and reclassified to current liabilities. In April 2023, the Company entered into a Partial Strict Foreclosure Agreement, under which it transferred equipment designated as collateral in the term loan agreement to the lender. The equipment’s fair value and carrying value was $1,102. This amount was applied to the outstanding term loan balance—first to accrued interest of $554, with the remaining $549 applied to principal.

In August 2024, the loan was restructured to extend the maturity date to June 6, 2027 and revise payment terms. The outstanding principal balance and accrued and unpaid interest were restructured into a new par value of $8,268 under the revised terms. This resulted in the reclassification of $1,484 of the accrued and unpaid interest within accrued expenses and other current liabilities to the new par value. The restructuring cured the default and was accounted for as a modification, as the revised terms were not substantially different under ASC 470-50. Interest on the August 2024 restructured terms is paid in kind at the end of every month and is added to the outstanding principal balance. As a result, the loan balance increases monthly by the amount of accrued interest. In addition to the paid in kind interest, the Company is required to make monthly cash payments at the beginning of each month of $60. At the maturity date, any remaining unpaid principal, accrued interest, and paid in kind interest will be repaid in cash.

2023 Term Loan

In September 2023, the Company entered into a settlement agreement with a vendor in which the parties agreed to settle an outstanding accounts payable balance of $220 through the issuance of a term loan. The term loan bears an interest rate of 7%. An initial payment of $50 was made upon execution of the agreement, followed by monthly installments of $10 until the loan is fully repaid. The restructuring was accounted for as a modification in accordance with ASC 470-50, as the revised terms were not considered substantially different from the original obligation.

2024 Term Loan

In September 2024, the Company entered into a settlement agreement with a lessor. The Company failed to make certain lease payments under the master lease agreement and owed rental payments as well as accrued interest to the lessor as of August 31, 2024. Pursuant to the settlement agreement, the master lease agreement is deemed to be terminated and all obligations satisfied upon issuance of a $6,000 term loan, the exercise of the purchase option stipulated in the master lease agreement (fixed price purchase option) and transfer of title and interest of certain equipment to the Company, and the issuance of warrants (410,000 Series A Common Stock) to the lessor. The term loan and warrants were considered to be noncash lease payments made upon termination, which were initially recognized at fair value. The term loan had an initial fair value of $5,585. No cash was exchanged as part of the settlement.

The Company evaluated the terms of the term loan and determined that there were no embedded features which would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative. Subsequent to the issuance date, the term loan was accounted for at amortized cost, pursuant to ASC 835-30. The term loan has a maturity date of September 1, 2027. The Company’s term loan bears interest at a rate of 12% per annum. Interest is paid in kind at the end of every month and is added to the outstanding principal balance. As a result, the loan balance increases monthly by the amount of accrued interest. In addition to the paid in kind interest, the Company is required to make monthly cash payments at the beginning of each month of $30 during the first year of the term, $50 during the second year, and $70 during the third year. At the maturity date, any remaining unpaid principal, accrued interest, and paid in kind interest will be repaid in cash.

Future principal payments of debt

The future scheduled principal payments, including paid in kind interest, of debt as of December 31, 2024 were as follows:

Year Ended December 31,	Amount
2025	$4,968
2026	1,563
2027	12,068
2028	-
2029	-
Thereafter	-
$18,599

9.	Equity

Common Stock

As of December 31, 2024 and 2023, the Company has 61,000,000 shares of $0.0001 par value common stock authorized, of which 45,000,000 shares are designated as Series A Common Stock and 16,000,000 shares are designated as Series B Common Stock. As of December 31, 2024 and 2023, there were 19,807,521 shares of Series A Common Stock and 13,110,000 shares of Series B Common Stock outstanding.

Each share of Series A Common Stock entitles the holder to one vote, and each share of Series B Common Stock entitles the holder to twenty votes, together with the holders of the Convertible Redeemable Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of Convertible Preferred Stock. No dividends were declared or paid during the years ended December 31, 2024 or 2023.

Convertible Preferred Stock

Amendments to Certificate of Incorporation

On February 9, 2021, the Company entered into its initial Certificate of Incorporation (the “Certificate of Incorporation”). Under the Certificate of Incorporation, one series of common stock and one series of preferred stock was authorized in the amounts of 20,000,000 and 5,000,000, respectively. The preferred stock is convertible, at the option of the holder, at any time into shares of common stock.

On February 1, 2022, the Company amended its Certificate of Incorporation (the “First Amended and Restated Certificate of Incorporation”) to reclassify its existing common stock into two series: Series A Common Stock and Series B Common Stock. Additionally, the Company’s outstanding preferred stock issued under the initial Certificate of Incorporation became convertible into Series A Common Stock and Series B Common Stock (“Series Seed Preferred Stock”). The amendment also authorized a new series of preferred stock, (“Series A Preferred Stock”) which is convertible into Series A Common Stock at the option of the holder at any time. Under the First Amended and Restated Certificate of Incorporation, the Company is authorized to issue 25,000,000 shares of Series A Common Stock, 16,000,000 shares of Series B Common Stock, 2,640,000 shares of Series Seed Preferred Stock, and 2,360,000 shares of Series A Preferred Stock.

On August 27, 2024 the company amended its First Amended Certificate of Incorporation. The Company Current Charter increased the total authorized shares of Series A Common Stock from 25,000,000 to 45,000,000, with no changes to the authorized shares of the other classes of common or preferred stock.

Shares Outstanding

As of December 31, 2024 and December 31, 2023, the Company was authorized to issue 5,000,000 shares of preferred stock. 2,640,000 shares of the authorized preferred stock were designated as Series Seed Preferred Stock and 2,360,000 shares of the authorized preferred stock were designated as Series A Preferred Stock. As of December 31, 2024, 2,640,000 shares of Series Seed Preferred Stock were issued and outstanding and 1,702,922 shares of Series A Preferred Stock were issued and outstanding. As of December 31, 2023, 2,640,000 shares of Series Seed Preferred Stock were issued and outstanding and 1,702,922 shares of Series A Preferred Stock were issued and outstanding.

As of December 31, 2024 and December 31, 2023, the Series Seed Preferred Stock was potentially convertible into 2,640,000 shares of Series A Common Stock and 2,640,000 shares of Series B Common Stock. As of December 31, 2024 and December 31, 2023, the Series A Preferred Stock was potentially convertible into 1,702,922 shares of Series A Common Stock.

Series Seed Preferred Stock

On February 22, 2021, the Company issued 2,640,000 shares of preferred stock under the initial Certificate of Incorporation, $0.0001 par value per share to certain investors at a purchase price of $0.08333 per share, for gross proceeds of $219. Additionally, in conjunction with the issuance of convertible preferred stock, warrants were issued to purchase up to 250,000 shares of common stock under the initial Certificate of Incorporation, at an exercise price of $0.50 per share. The warrants were determined to be freestanding financial instruments. The cash proceeds were allocated using the with-and-without method by first allocating proceeds to the fair value of the liability classified warrants, with the remaining allocated to the convertible preferred stock. Refer to Note 3 – Fair Value Measurements for additional information regarding the valuation techniques and inputs used in determining the fair value of liability classified warrants. There were no material issuance costs incurred in connection with this issuance. Upon the execution of the First Amended and Restated Certificate of Incorporation on February 1, 2022, the 2,640,000 shares of preferred stock were reclassified to 2,640,000 shares of Series Seed Preferred Stock and the warrant became exercisable for up to 250,000 shares of Series A Common Stock and 250,000 shares of Series B Common Stock. In accordance with the anti-dilution provision in the warrant agreement, the exercise price was adjusted to $0.25 per share, effective upon the execution of the First Amended and Restated Certificate of Incorporation.

Series A Preferred Stock

On February 3, 2022, the Company issued 282,185 shares of Series A Preferred Stock, $0.0001 par value per share to certain investors at a purchase price of $1.3856 per share. The Company received gross proceeds of $250 on the issuance date. An additional $141 of proceeds was not received at the issuance date and was recorded as a preferred stock receivable, which was presented as a direct reduction to the carrying value of Series A Preferred Stock on the consolidated balance sheet as of December 31, 2022. The Company incurred $39 of issuance costs in connection with this issuance.

On February 3, 2022, the Company issued 1,611,513 shares of Series A Preferred Stock, par value $0.0001 per share, to holders of certain notes payable. These notes were issued in 2021 and contained a share-settled redemption feature, which provided for the conversion of outstanding principal and accrued interest into Series A Preferred Stock upon the occurrence of specified conditions. The feature was triggered on February 3, 2022 in accordance with the terms of the note agreements and resulted in the extinguishment of the related notes payable.

On September 30, 2022, the Company issued 55,877 shares of Series A Preferred Stock, $0.0001 par value per share, to certain investors at a purchase price of $1.34 per share, for gross proceeds of $75. Additionally, in conjunction with the issuance of convertible preferred stock, warrants were issued to purchase up to 19,557 shares of Series A Common Stock. The warrants were determined to be freestanding financial instruments. The cash proceeds were allocated using the with-and-without method by first allocating proceeds to the fair value of the liability classified warrants, with the remaining allocated to the convertible preferred stock. Refer to Note 3 – Fair Value Measurements for additional information regarding the valuation techniques and inputs used in determining the fair value of liability classified warrants.

In December 2022, the Company entered into an agreement to repurchase 144,893 shares of Series A Preferred Stock from an investor for total consideration of $206, paid in installments through February 2023; 52,752 shares of Series A Preferred Stock were repurchased for $75 on December 7, 2022; 52,752 shares of Series A Preferred Stock were repurchased for $75 on December 16, 2022; and 39,389 shares of Series A Preferred Stock were repurchased for $56 on February 21, 2023. The repurchase of Series A Preferred Stock was treated as a deemed dividend to the extent the cash paid exceeded the stock’s carrying value, reducing additional paid-in capital. For the February 21, 2023 repurchase, the adjustment was immaterial and will not be reflected in earnings per share for the year ended December 31, 2023.

On December 11, 2023, the Board of Directors approved the cancellation of 101,759 shares of Series A Preferred Stock originally issued under the February 3, 2022 Series A Preferred Stock Purchase Agreement. The cancellation was due to the purchaser’s non-payment of the $141 purchase price. As a result of the cancellation, the Company recorded a $141 reduction to the Series A Preferred Stock balance to eliminate the previously recognized shares. Concurrently, the Company reversed the $141 receivable initially recorded for the expected proceeds, resulting in a corresponding $141 increase to the Series A Preferred Stock balance. The net impact to the Series A Preferred Stock balance as of the cancellation date was zero.

As of December 31, 2024 and 2023, the issued and outstanding Convertible Preferred Stock and their carrying values were as follows:

	December 31, 2024		December 31, 2023
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount
Series Seed Convertible Preferred Stock, $0.0001 par value, 2,640,000 shares authorized	2,640,000	$213	2,640,000	$213
Series A Convertible Preferred Stock, $0.0001 par value, 2,360,000 shares authorized	1,702,922	$2,318	1,702,922	$2,318

The holders of Series A and Series Seed Preferred Stock have the following rights, preferences, and privileges:

Voting

Series A Preferred Stockholders vote on an as-converted basis of one vote per share with Common Stockholders as a single class. Certain protective provisions require the affirmative vote or written consent of at least 50% of Series A Preferred Stockholders for actions such as liquidation, amendments affecting rights, or issuance of senior securities. Holders of Series Seed Preferred Stock vote on an as-converted basis of twenty-one votes per share with Common Stockholders as a single class. Additionally, they are entitled to elect one director exclusively and as a separate class.

Conversion

Each share of Series A Preferred Stock is convertible at the holder’s option into Series A Common Stock. The conversion price is initially $1.3856 per share, subject to anti-dilution adjustments. All shares automatically convert upon a qualified initial public offering, SPAC merger, or vote of the requisite holders. Each share of Series Seed Preferred Stock is convertible at the holder’s option into one share of Series A Common Stock and one share of Series B Common Stock. The conversion price is initially set at $0.08333 per share, subject to anti-dilution adjustments for stock splits, dividends, and reorganizations. All shares automatically convert upon a qualified initial public offering, SPAC merger, or vote of the requisite holders.

Dividends

Series A and Series Seed Preferred Stockholders are entitled to dividends prior to any dividends declared on other classes of stock.

Liquidation Preference

In a liquidation or deemed liquidation event, Series A Preferred Stockholders receive the greater of (i) the original issue price ($1.3856 per share), plus any declared but unpaid dividends, or (ii) the amount they would receive if converted to Common Stock. In a liquidation or deemed liquidation event, Series Seed Preferred Stockholders receive the greater of (i) 2.5x the original issue price ($0.08333 per share), plus any declared but unpaid dividends, or (ii) the amount they would receive if converted to Common Stock. If assets are insufficient, holders share ratably in available distributions.

Redemption

Series A and Series Seed Preferred Stock may be redeemed upon a deemed liquidation event if the Corporation does not dissolve within 90 days and the requisite holders request redemption within 120 days. Redemption occurs within 150 days at the liquidation amount using available proceeds. Redeemed shares are cancelled and not reissued.

Warrants

February 2021 Seed Class A Warrants

On February 22, 2021, the Company issued warrants to an investor, allowing the purchase of up to 250,000 shares of common stock in connection with the issuance of its Series Seed Preferred Stock. Each warrant carried an exercise price of $0.50 per share and is set to expire five years from the initial issuance date. Following a stock reclassification on February 1, 2022, each warrant became exercisable for up to 250,000 shares of Series A Common Stock and 250,000 shares of Series B Common Stock. In accordance with the anti-dilution provision in the warrant agreement, the exercise price was adjusted to $0.25 per share, effective upon the stock reclassification on February 1, 2022.

On September 17, 2024, the Seed Class A warrants were further amended to reduce the number of exercisable shares from 250,000 to 45,000 with a $0.25 exercise price per share. The Seed Class A Warrants are classified in current liabilities on the consolidated balance sheets and are carried at fair value, with changes in fair value recognized in earnings. The Company recorded losses of $1 and $4 for the years ended December 31, 2024 and 2023, respectively, related to changes in the fair value of the Seed Class A warrants issued in February 2021.

February 2021 Seed Class B Warrants

On February 22, 2021, the Company issued warrants to an investor, allowing the purchase of up to 250,000 shares of common stock in connection with the issuance of its Series Seed Preferred Stock. Each warrant carried an exercise price of $0.50 per share and is set to expire five years from the initial issuance date. Following a stock reclassification on February 1, 2022, each warrant became exercisable for up to 250,000 shares of Series A Common Stock and 250,000 shares of Series B Common Stock. In accordance with the anti-dilution provision in the warrant agreement, the exercise price was adjusted to $0.25 per share, effective upon the stock reclassification on February 1, 2022.

On September 17, 2024, the Seed Class B warrants were further amended to reduce the exercise price to $0.25 per share. The Seed Class B warrants are classified as current liabilities on the consolidated balance sheets and are carried at fair value, with changes in fair value recognized in earnings. The Company recorded losses of $30 and $4 for the years ended December 31, 2024 and 2023, respectively, related to changes in the fair value of the Seed Class B warrants issued in February 2021.

September 2022 Series A Warrants

On September 30, 2022, the Company issued Series A warrants to purchase up to an aggregate of 19,557 shares of common stock to investors in conjunction with the issuance of its September 2022 Series A Preferred Stock. Each Warrant has an exercise price of $0.01 per share. The Series A Warrant will expire on the five-year anniversary of the initial issuance date. The warrants are classified as other long-term liabilities within the consolidated balance sheets and are carried at fair value, with changes in fair value recorded in earnings. The Company recognized a loss equal to $3 and $0 for years ended December 31, 2024, and 2023, respectively, related to the change in fair value of the warrants issued in September 2022.

September 2024 Common Stock Warrants

On September 1, 2024, the Company issued Common Stock Warrants to purchase up to an aggregate of 410,000 shares of common stock to a vendor in conjunction with a settlement agreement entered into on the same date. Each Warrant has an exercise price of $0.01 per share. The September 2024 Common Stock Warrant will expire on the five-year anniversary of the initial issuance date. The warrants are classified as other long-term liabilities within the consolidated balance sheets and are carried at fair value, with changes in fair value recorded in earnings. The Company recognized a loss equal to $18 and $0 for years ended December 31, 2024, and 2023, respectively, related to the change in fair value of the warrants issued in September 2024.

The following is a schedule of changes in warrants issued and outstanding from December 31, 2023, to December 31, 2024:

	Seed Class A Warrants February 2021	Seed Class B Warrants February 2021	Series A Warrants September 2022	Common Stock Warrants September 2024	Total Common Stock Warrants
Outstanding as of December 31, 2023	250,000	250,000	19,557	-	519,557
Warrants Issued	-	-	-	410,000	410,000
Warrants Exercised	-	-	-	-	-
Warrants Cancelled	(205,000)	-	-	-	(205,000)
Outstanding as of December 31, 2024	45,000	250,000	19,557	410,000	724,557

The following is a schedule of changes in warrants issued and outstanding from December 31, 2022, to December 31, 2023:

	Seed Class A Warrants February 2021	Seed Class B Warrants February 2021	Series A Warrants September 2022	Total Common Stock Warrants
Outstanding as of December 31, 2022	250,000	250,000	19,557	519,557
Warrants Issued	-	-	-	-
Warrants Exercised	-	-	-	-
Warrants Cancelled	-	-	-	-
Outstanding as of December 31, 2023	250,000	250,000	19,557	519,557

10.	Stock-based Compensation

Effective March 31, 2022, the Company adopted an equity-based compensation plan, the 2022 Stock Plan (the “Plan”), for certain employees and consultants. The Plan provides for the grant of stock options, stock issuances and other equity interests in the Company to the Company’s employees and consultants. The Plan is administered by the Company’s Board of Directors, or a committee appointed by the board.

On August 27, 2024, the Company amended and restated the Plan to increase the shares of Common Stock authorized for issuance to employees and consultants of the Company pursuant to Plan from 1,000,000 shares to 4,450,000 shares.

As of December 31, 2024 and 2023, 3,540,000 and 37,500 shares of Common Stock respectively were available for future grant under the Plan.

Stock Options

The Company’s stock options vest over three years and have a ten-year contractual term. The stock options are accounted for as equity awards in accordance with ASC 718, Compensation – Stock Compensation. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The following is a summary of options activities during the twelve months ended December 31, 2023:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding balance as of December 31, 2022(1)	580,000	$0.15	8.1	-
Granted	-	-
Granted under options repricing(2)	410,000	0.00
Exercised	-	-
Forfeited	(37,500)	0.15
Cancelled under options repricing(2)	(410,000)	0.15
Expired	-	-
Outstanding balance as of December 31, 2023	542,500	$0.05	7.6	10.5
Options vested and exercisable as of December 31, 2023	382,222	$0.05	7.2	7.0

(1)	The number of options outstanding includes 510,000 options that were subject to a repricing event (the “October 2022 Option Repricing”), in which the exercise price was reduced from $0.50 per share to $0.15 per share. This repricing was approved by the Board of Directors on October 28, 2022. See “October 2022 Option Repricing” below for further details.

(2)	In December 2023, the Board of Directors approved a one-time repricing of the stock options (the “December 2023 Option Repricing”) from an exercise price $0.15 per share to an exercise price of $0.0001 per share for a total outstanding options of 410,000. See December 2023 Option Repricing as defined and described below.

The following is a summary of options activities during the twelve months ended December 31, 2024:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding balance as of December 31, 2023	542,500	$0.05	7.6	10.5
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	(52,500)	0.15
Outstanding balance as of December 31, 2024	490,000	0.02	7.4	67.5
Options vested and exercisable as of December 31, 2024	458,889	0.02	7.4	63.3

For the years ended December 31, 2024 and 2023, the Company recognized total employee stock-based compensation expense of $13 and $30, respectively. For the same periods, the Company recorded non-employee stock-based compensation expense of $43 and $296, respectively.

As of December 31, 2024 and 2023, total unrecognized stock-based compensation cost related to unvested stock options for employees and non-employees was $4 and $59, respectively. This cost is expected to be recognized over a weighted-average period of 0.6 years and 1.1 years, respectively.

The total fair value of vested options at December 31, 2024 and December 31, 2023 was $272 and $212, respectively.

October 2022 Option Repricing

On October 28, 2022, the Board of Directors approved a repricing of stock options with an exercise price of $0.50 per share to an exercise price of $0.15 per share (the “October 2022 Option Repricing”). As a result of the October 2022 Option Repricing, 510,000 stock options held by 8 grantees were re-priced to a per share exercise price of $0.15. The October 2022 Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. $2 of total incremental stock-based compensation resulted from the modification. As of December 31, 2024 and 2023, the Company recognized less than $1 and $1 of incremental stock-based compensation expense respectively. As of December 31, 2024 and 2023, the unrecognized stock-based compensation expense from the modification was approximately $0 and less than $1 respectively, expected to be recognized over a weighted average period of approximately 0.3 years and 0.9 years respectively.

The assumptions used to calculate the fair value of the October 2022 Option Repricing were as follows:

October 28, 2022
Fair value of Series A Common Stock	$0.01
Weighted average expected term (years)	5.42
Weighted average expected volatility	158.5%
Risk-free interest rate	5.4%
Dividend yield	0.0%

December 2023 Option Repricing

On December 11, 2023, the Board of Directors approved a repricing of stock options with an exercise price of $0.15 per share to an exercise price of $0.0001 per share (the “December 2023 Option Repricing”). As a result of the December 2023 Option Repricing, 410,000 stock options held by 7 grantees were re-priced to a per share exercise price of $0.0001. The December 2023 Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. $3 of total incremental stock-based compensation resulted from the modification. As of December 31, 2024 and 2023, the Company recognized $1 and $2 of incremental stock-based compensation expense respectively. As of December 31, 2024 and 2023, the unrecognized stock-based compensation expense from the modification was approximately less than $1 and $1 respectively, expected to be recognized over a weighted average period of approximately 0.6 years and 1.1 years respectively.

The assumptions used to calculate the fair value of the December 2023 Option Repricing were as follows:

December 11, 2023
Fair value of Series A Common Stock	$0.02
Weighted average expected term (years)	4.39
Weighted average expected volatility	143.5%
Risk-free interest rate	4.4%
Dividend yield	0.0%

Common Stock Issuances

During the years ended December 31, 2024 and 2023, the Company issued 0 and 7,902,725 shares of Series A Common Stock, respectively, at a price of $0.0001 per share, for an aggregate purchase price of approximately $0.79. These shares were issued to founders, board members, and advisors.

During the years ended December 31, 2024 and 2023, the Company issued 0 and 1,205,204 shares of Series B Common Stock, respectively, also at a price of $0.0001 per share, for an aggregate purchase price of approximately $0.12, to founders, board members, and advisors.

The issuance of common stock to founders, board members, and advisors falls within the scope of ASC 718 as share-based payments to non-employees. These shares were not subject to any vesting conditions. Accordingly, the Company recorded stock-based compensation expense for the year ended December 31, 2023 equal to the difference between the fair value of the shares on the issuance date and the amount paid, totaling $226.

11.	Revenue

The following table disaggregates revenue by service type:

	Year Ended December 31,
	2024	2023
Co-location Mining Services Revenue	$23,340	$16,644
Implementation Services Revenue	349	152
	$23,689	$16,796

The following table presents a roll forward of deferred revenue for the years ended December 31, 2024 and 2023:

Amount
Balance as of December 31, 2022	$105
Revenue recognized	(120)
Revenue deferred	1,862
Balance as of December 31, 2023	$1,847
Revenue recognized	(5,560)
Revenue deferred	5,689
Balance as of December 31, 2024	$1,976

12.	Other Income (Expense), net

The following table presents disaggregated activity within other expense, net for the years ended December 31, 2024 and 2023:

	Years Ended December 31,
	2024	2023
Mining income	$410	$784
Other income	(18)	59
Change in fair value of warrant liability	(52)	(8)
Change in fair value of notes payable	(726)	(803)
	$(386)	$32

13.	Net Income (Loss) Per Share

Basic Earnings Per Shares (“EPS”) is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through Convertible Redeemable Preferred Stock and stock options.

	Year Ended
	December 31,
	2024	2023
Numerator:
Net income (loss)	$1,917	$(6,135)
Net income (loss) attributable to common stockholders	$1,917	$(6,135)
Denominator:
Weighted average common shares outstanding—basic	33,072,624	24,328,215
Effect of potentially dilutive securities:
Seed Preferred Stock	5,280,000	-
Series A Preferred Stock	1,702,922	-
Options to purchase common stock	60,896	-
Weighted average common shares outstanding—diluted	40,116,442	24,328,215

Earnings per share:
Basic	$0.06	$(0.25)
Diluted	$0.05	$(0.25)

The following potentially dilutive securities were excluded from the calculation of diluted net income (loss) per share due to their anti-dilutive effect:

	Years Ended
	December 31,
	2024	2023
Seed Preferred Stock	-	5,280,000
Series A Preferred Stock	-	1,702,922
Common Stock Warrants	295,000	500,000
Stock Options	290,000	542,500
Total potentially dilutive securities	585,000	8,025,422

For the year ended December 31, 2023, the effect of the Company’s outstanding Convertible Redeemable Preferred Stock, warrants and stock options would have been anti-dilutive and are excluded in the calculation of diluted EPS.

14.	Other Comprehensive Income (Loss) and Changes in Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss consist of the following:

Amount
As of January 1, 2023	$(143)
Change in fair value due to instrument specific credit risk	138
As of December 31, 2023	(5)
Change in fair value due to instrument specific credit risk	(55)
As of December 31, 2024	$(60)

15.	Income Taxes

The Company's entire pretax income for the year ended December 31, 2024 was from its U.S. domestic operations and resulted in the below income tax expense. The Company's entire pretax loss for the years ended December 31, 2023 was from its U.S. domestic operations and resulted in no tax expense or benefit.

Income (loss) before provision for income taxes consisted of the following:

	Years Ended
	December 31,
	2024	2023
Income (loss) before provision for income taxes	$1,997	$(6,135)

The components of the provision for income taxes are as follows:

	Years Ended
	December 31,
	2024	2023
Current expense:
Federal	$76	$-
State	4	-
Total current expense	80	-

Deferred expense:
Federal	-	-
State	-	-
Total deferred expense	-	-

Total income tax expense	$80	$-

A reconciliation of the Company's statutory income tax rate to the Company’s effective income tax rate is as follows:

	Years Ended
	December 31,
	2024	2023
Income at US statutory rate	21.0%	21.0%
State taxes, net of federal benefit	10.3%	4.9%
Debt fair value adjustments	7.6%	(2.7)%
Other	0.1%	(1.5)%
Change in valuation allowance	(34.9)%	(21.7)%
	4.1%	0.0%

	Years Ended
	December 31,
	2024	2023
Net operating loss carryforwards	$5,846	$6,319
Accrued payroll	649	427
Deferred revenue	516	-
Other	(238)	212
Total deferred tax assets before valuation allowance	6,773	6,958
Valuation allowance	(5,479)	(6,177)
Deferred tax assets after valuation allowance	1,294	781

Fixed assets	(1,294)	(781)
Net deferred tax assets (liability)	$-	$-

As of December 31, 2024 and 2023, the Company had US federal net operating loss (“NOL”) carryforwards of $23,702 and $25,203, respectively. As of December 31, 2024 and 2023, the Company had state NOL carryforwards of $16,912 and $19,984, respectively. Of the $23,702 and $25,203 federal NOL carryforwards, almost all of it may be carried forward indefinitely. The December 31, 2024 and 2023 state NOL carryforwards begin to expire in 2041.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2024 and 2023, the Company performed an evaluation to determine whether a valuation allowance was needed. Management considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. Management determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2024 and 2023.

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The Company has not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” as defined in Section 382. Future changes in its stock ownership, which may be outside of its control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to the Company.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which the Company operates or does business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when management’s judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2024 and 2023 no uncertain tax positions have been recorded in the consolidated financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations and comprehensive income (loss). As of December 31, 2024 and 2023, no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. All tax years since inception are open to examination due to the carryover of unused net operating losses and tax credits.

16.	Commitments and Contingencies

Legal Proceedings

The Company is subject to certain claims and contingent liabilities that arise in the normal course of business. While we do not expect that the ultimate resolution of any of these pending actions will have a material effect on our consolidated results of operations and comprehensive income (loss), financial position or cash flows, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which we currently believe to be immaterial, does not become material in the future.

XBTO Trading LLC v. Blockfusion USA, Inc. and North East Data, LLC, Supreme Court of the State of New York, County of Niagara, Index No. E179092/2023:

As a result of the fire in May 2022, the Company was unable to meet its payments under the XBTO Loan. XBTO liquidated the collateral partially offsetting the loan balance and brought an action suit against the Company and NED in the Supreme Court of the State of New York, County of Niagara, Index No. E179092/2023 (the “XBTO Action”) in connection with the Company’s failure to pay amounts under the XBTO Loan.

As of December 31, 2023, management determined that it was reasonably possible a liability existed in connection with the XBTO Action; however, the amount of such liability was not reasonably estimable at that time, and accordingly, no accrual was recorded.

On August 5, 2024, the parties entered into a comprehensive Settlement Agreement and Mutual Release, pursuant to which the Company issued a new Note and Loan Agreement to XBTO in the principal amount of $8,267 due June 2027. Accordingly, as of December 31, 2024, the matter has been fully resolved, and there is no longer a reasonably possible liability beyond the recorded balance of the new note payable.

Northeast Data LLC, Blockfusion, Niagara Mohawk Power Corp, National Grid, Arch Specialty Insurance, Alliant Insurance Services Inc.:

On May 10, 2022, a fire and explosion at the Company’s data center facility substantially destroyed the main electrical substation and other portions of the facility, resulting in a temporary cessation of operations until repairs were completed. The Company believes the fire was caused by the gross negligence of National Grid and has filed legal action to recover damages.

As of December 31, 2024 and 2023, the matter remains in litigation and no amounts related to the contingency gain or loss recovery have been recorded in the accompanying consolidated financial statements. The Company will continue to monitor developments and record amounts if and when the proceeds in excess of losses are realizable.

Bit Digital USA, Inc. v. Blockfusion USA, Inc., Superior Court of the State of Delaware, C.A. No. N24C-05-306 (CCLD)

On June 4, 2024, Bit Digital filed a complaint alleging breach of contract, and related claims in connection with a terminated Mining Services Agreement (MSA). Bit Digital is seeking the return of deposits, advances, and payments totaling approximately $4,326, which are recorded on the Company’s consolidated balance sheets as customer deposits as of December 31, 2024. In addition, Bit Digital has asserted further claims that, in aggregate, increase the total claim amount to an excess of $5,000. Management has assessed the likelihood of an unfavorable outcome as reasonably possible but not probable; therefore, no loss accrual has been recorded. The Company will continue to monitor the matter and update its assessment as new information becomes available.

17.	Segments

The following table presents significant segment expenses for the Company’s single operating segment, along with a reconciliation to net income (loss):

	Year Ended December 31,
	2024	2023
Revenue	$23,689	$16,796
Less: Significant segment expenses
Utilities	18,107	12,223
Onsite management	1,690	1,477
Employee and consulting expense	1,898	2,374
Legal fees	346	670
Interest expense	2,604	3,207
Less: Depreciation and amortization	1,039	1,275
Plus: Other segment items*	3,992	(1,705)
Net income (loss) before (provision) benefit for income taxes	1,997	(6,135)
(Provision) benefit for income taxes	(80)	-
Net income (loss)	$1,917	$(6,135)

*	Other segment items included in net loss primarily include other selling, general and administrative, Energy Program income, and other (expense) income, net.

18.	Related Party Transactions

The Company had an aggregate amount of accrued expenses due to related parties of $2,629 and $1,800 as of December 31, 2024 and December 31, 2023, respectively. Of these amounts, $977 and $699 were owed to the Chief Executive Officer as of December 31, 2024 and December 31, 2023, respectively; $965 and $699 were owed to the Chief Operating Officer as of December 31, 2024 and December 31, 2023, respectively; and $687 and $402 were owed to the Company’s general counsel as of December 31, 2024 and December 31, 2023, respectively. These amounts are included, and disclosed, within the accrued expenses and other current liabilities line item on the consolidated balance sheets.

In March 2024, the Company entered into promissory note agreements with its Chief Executive Officer and Chief Operating Officer. These agreements govern the terms of all amounts subsequently issued to the Chief Executive Officer and Chief Operating Officer under the notes. During the year ended December 31, 2024, the Company advanced an aggregate of $140 to the Chief Executive Officer and $115 to the Chief Operating Officer pursuant to these agreements. Each advance bears interest at the applicable federal rate in effect at the time of issuance. Principal and accrued and unpaid interest under the promissory note agreements are payable in full on the maturity date in March 2029. Pursuant to ASC 310, Receivables, receivables from a parent or another affiliate should be recorded in contra-equity. As such these receivable balances are presented within additional paid-in capital on the consolidated balance sheets. As of December 31, 2024, the notes with the Chief Executive Officer and Chief Operating Officer had accrued and unpaid interest of $1 and $1, respectively. Interest will be recognized as a capital contribution upon receipt.

An unconsolidated affiliate of the Company granted the Company the right to use the Blockfusion trade name on a royalty-free basis during the years ended December 31, 2024 and 2023.

As of December 31, 2023, a non-employee Board member held warrants to purchase up to 256,519 shares of Series A Common Stock and warrants to purchase up to 250,000 shares of Series B Common Stock. As of December 31, 2024, the non-employee Board member held warrants to purchase up to 51,519 shares of Series A Common Stock and warrants to purchase up to 250,000 shares of Series B Common Stock. The decrease in shares of Series A Common Stock underlying the warrants as of December 31, 2024 was due to an amendment to the warrant agreement in 2024 which reduced the number of shares underlying the warrants.

As of December 31, 2023 and 2024, the Chief Operating Officer held warrants to purchase up to 13,038 shares of Series A Common Stock, respectively.

Refer to Note 9 for further details regarding these warrants. All warrants held by the aforementioned parties were issued prior to December 31, 2022. There were no issuances or exercises by related parties during the years ended December 31, 2024 and December 31, 2023, respectively.

In December 2023, the Chief Executive Officer, Chief Operating Officer, Company’s general counsel, and a non-employee board member were issued 2,802,145, 2,898,699, 378,699, and 1,123,182 shares of Series A Common Stock, respectively, for an aggregate of 7,202,725 shares of Series A Common Stock issued. Each of the above individuals paid a cash purchase price of $0.0001 per share for the Series A Common Stock. Additionally, in December 2023, the Chief Executive Officer, Chief Operating Officer, Company’s general counsel, and a non-employee board member were each issued 301,301 shares of Series B Common Stock, respectively, for an aggregate of 1,205,204 shares of Series B Common Stock. Each of the above individuals paid a cash purchase price of $0 for the Series B Common Stock, due to the effect of rounding.

19.	Subsequent Events

The Company has evaluated all events subsequent to December 31, 2024 and through December 5, 2025, which represents the date these consolidated financial statements were available to be issued. The Company is not aware of any subsequent event that would require recognition or disclosure in the consolidated financial statements other than those described below.

Issuance of Term Loans and Restructuring of Payables

On January 13, 2025, the Company settled a $1,187 trade payable balance with a vendor by issuing a $1,187 term loan and a warrant to purchase up to 50,000 shares of Series A Common Stock. The term loan bears interest at an annual rate of 7.5% and matures in January 2028. The warrant is exercisable at $0.92 per share and has a term of five years from the issuance date.

On March 31, 2025, the Company entered into a settlement agreement with a vendor to settle $823 in trade payable balances. The payment terms of the $823 in trade payable were restructured to be repaid upon a qualifying financing or change of control event. In connection with the settlement, a warrant was issued to the vendor to purchase up to 35,000 shares of Series A Common Stock. The warrant is exercisable at $0.92 per share and has a term of three years from the issuance date.

On July 21, 2025, the Company entered into a $4,000 term loan agreement with a maturity date in September 2027. The loan bears interest at an annual rate of 12%. In connection with the loan, the Company also issued a warrant to the lender to acquire up to 210,000 shares of Series A Common Stock. The warrants are exercisable at $0.01 per share and have a term of five years from the issuance date. A portion of the funds obtained were used to voluntarily prepay and fully settle the outstanding principal and interest due on the Term Note with PHP in the amount of $1,178, originally issued on September 9, 2021. No fees were incurred with the prepayment.

Issuance of Common Stock Warrants

On March 1, 2025, the Company issued Common Stock Warrants to a customer for the purchase of up to 417,550 shares of common stock, in connection with the third amendment to a mining services agreement executed on the same date. Each warrant has an exercise price of $0.01 per share. The warrants are exercisable during the 12-month period following the expiration or qualifying termination of the mining services agreement. As of the issuance date, the agreement had approximately 24 months remaining in its initial 38-month term and is subject to automatic renewal for successive three-month periods thereafter. The exercise price is subject to customary adjustments for events such as stock dividends, stock splits, consolidations, mergers, and issuances of additional shares of common stock.

Agreement for Transaction Related Services

On August 26, 2024, the Company entered into the Financial Advisory Agreement with ING, a registered broker-dealer and wholesale banking business, pursuant to which ING agreed to provide financial advisory services to the Company. Under the Financial Advisory Agreement, as amended, the Company agreed to pay ING a transaction fee of $2,250,000 (payable at closing) and reimburse ING for reasonable out-of-pocket expenses (including legal fees), and provide customary indemnification and contribution, in each case on the terms set forth therein.

Preferred Stock Ownership Changes

In March 2025, changes in preferred stock ownership resulted in a majority of the Company’s board of directors owning preferred stock. As a result, the preferred stock became redeemable upon the occurrence of an event that is not solely within the control of the Company, as defined under ASC 480-10-S99-3A. Specifically, redemption is now subject to approval by a board that is majority-controlled by preferred stockholders. Accordingly, the preferred stock will be reclassified to temporary equity in future reporting periods. The Company is currently assessing the financial statement impact of this reclassification and will update its equity disclosures accordingly in the next reporting period.

Promissory Note with Related Party

On October 24, 2025, a member of Company management executed a promissory note in favor of the Company in the principal amount of $136. The note was funded through the transfer of Bitcoin to the Company. The note bears interest at a rate of 12% per annum and matures on October 24, 2026. At maturity, the outstanding principal and any accrued and unpaid interest will be repaid in a form to be determined at that time. The transaction was reviewed and approved by the Company’s Board of Directors.

Business Combination Agreement

On November 19, 2025, the Company entered into the Business Combination Agreement with Blue Acquisition Corp., a Cayman Islands exempted company (“Blue SPAC”), Blockfusion Data Centers, Inc. (“Pubco”), Atlas I Merger Sub (“SPAC Merger Sub”) and Atlas Merger Sub, Inc. (“Company Merger Sub”). The Business Combination Agreement provides, among other things, that in accordance with the terms and subject to the conditions set forth therein, a business combination between Blue SPAC and Blockfusion will be affected. At the effective time of the merger, SPAC Merger Sub shall be merged with and into Blue SPAC, with SPAC Merger Sub ceasing to exist and Blue SPAC continuing its corporate existence as the surviving company, and Company Merger Sub will merge with and into Blockfusion, with Company Merger Sub ceasing to exist and Blockfusion continuing its corporate existence as the surviving Company. As a result, Blockfusion and Blue SPAC will become wholly owned subsidiaries of Pubco and Pubco will become a publicly traded company.

Promissory Note with Chief Executive Officer of Blue SPAC

On December 2, 2025, the Chief Executive Officer of Blue SPAC executed a promissory note in favor of the Company in the principal amount of $150. The note bears interest at a rate of 12% per annum and matures on December 2, 2026 or immediately upon closing of the Business Combination with Blue SPAC. At maturity, the outstanding principal and any accrued and unpaid interest will be repaid in a form to be determined at that time. The transaction was reviewed and approved by the Company’s Board of Directors.

Interim Unaudited Financial Statements of Blockfusion USA, Inc.

INDEX TO FINANCIAL STATEMENTS OF

BLOCKFUSION USA, INC.

Interim Unaudited Financial Statements for the Period Ended September 30, 2025

Unaudited Condensed Consolidated Balance Sheets	F-65

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income	F-66

Unaudited Condensed Consolidated Statements of Stockholders’ Deficit and Temporary Equity	F-67

Unaudited Condensed Consolidated Statements of Cash Flows	F-68

Notes to Unaudited Condensed Consolidated Financial Statements	F-69

BLOCKFUSION USA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share data)

	September 30,	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$279	$2,947
Accounts receivable	2,223	1,168
Unbilled receivables	1,006	1,484
Utility deposits	104	104
Prepaid expenses and other current assets	122	10
Total current assets	3,734	5,713
Property and equipment, net	12,910	13,465
Crypto assets	394	206
Total assets	$17,038	$19,384

Liabilities, Temporary Equity and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,670	$7,927
Short-term notes payable	719	-
Notes payable, current portion, net (includes $0 and $3,790 measured at fair value as of September 30, 2025 and December 31, 2024, respectively)	2,369	4,968
Deferred revenue	1,090	1,976
Customer deposits	4,670	5,820
Accrued expenses and other current liabilities ($2,933 and $2,629 due to related parties, respectively)	4,205	3,002
Total current liabilities	17,723	23,693
Notes payable, non-current portion, net	17,515	13,542
Notes payable, held at fair value, non-current portion	-	132
Warrant liability, non-current portion	-	113
Total liabilities	$35,238	$37,480

Commitments and contingencies (Note 16)

Temporary equity:
Convertible preferred stock (Series Seed and Series A, respectively), $0.0001 par value; 2,640,000 and 2,360,000 shares authorized at September 30, 2025, 2,640,000 and 1,702,922 shares issued and outstanding at September 30, 2025, liquidation preference of $2,910 at September 30, 2025	1,666	-
Stockholders’ deficit:
Convertible preferred stock (Series Seed and Series A, respectively), $0.0001 par value; 2,640,000 and 2,360,000 shares authorized at December 31, 2024, 2,640,000 and 1,702,922 shares issued and outstanding at December 31, 2024, liquidation preference of $2,910 at December 31, 2024	-	2,531
Series A Common stock, $0.0001 par value; 45,000,000 shares authorized at September 30, 2025 and December 31, 2024, 19,867,521 and 19,807,521 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	2	2
Series B Common stock, $0.0001 par value; 16,000,000 shares authorized at September 30, 2025 and December 31, 2024, 13,110,000 shares issued and outstanding at September 30, 2025 and December 31, 2024	1	1
Additional paid-in capital	8,194	257
Accumulated other comprehensive loss	-	(60)
Accumulated deficit	(28,063)	(20,827)
Total stockholders’ deficit	(19,866)	(18,096)
Total liabilities, temporary equity and stockholders’ deficit	$17,038	$19,384

See notes to unaudited condensed consolidated financial statements.

BLOCKFUSION USA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(UNAUDITED)

(In thousands, except share and per share data)

	Nine Months Ended September 30,
	2025	2024
Revenue	$15,781	$17,501
Cost of sales	14,172	14,746
Gross margin	1,609	2,755

Operating expenses
Selling, general and administrative	1,925	2,342
Legal and professional fees	2,382	429
Depreciation and amortization	693	806
Total operating expenses	5,000	3,577

Loss from operations	(3,391)	(822)

Other income (expense):
Interest expense	(1,652)	(2,106)
Change in fair value of warrant liability	(7,056)	(22)
Energy program income	2,943	1,512
Gain on settlement	93	3,619
Unrealized losses	(9)	-
Realized gains (losses), net	29	(44)
Other income (expense), net	1,922	(371)
Total other (expense) income, net	(3,730)	2,588

Net (loss) income before provision for income taxes	(7,121)	1,766

Provision for income taxes	(128)	(85)

Net (loss) income	$(7,249)	$1,681

Weighted average common shares
Basic	33,422,353	32,980,472
Diluted	33,422,353	39,963,394

Per share amounts:
(Loss) earnings per share
Basic	$(0.24)	$0.05
Diluted	$(0.24)	$0.04

Comprehensive (loss) income:
Net (loss) income	$(7,249)	$1,681
Change in fair value due to credit risk on notes payable	60	(26)
Comprehensive (loss) income:	$(7,189)	$1,655

See notes to unaudited condensed consolidated financial statements.

BLOCKFUSION USA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND TEMPORARY EQUITY

(UNAUDITED)

(In thousands, except share data)

	Series Seed Redeemable Convertible Preferred Stock ($0.0001 par value)		Series A Redeemable Convertible Preferred Stock ($0.0001 par value)		Series A Common Stock ($0.0001 par value)		Series B Common Stock ($0.0001 par value)		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Deficit
Balances at December 31, 2023	2,640,000	$213	1,702,922	$2,318	19,807,521	$2	13,110,000	$1	$455	$(5)	$(22,744)	$(19,760)
Stock-based compensation expense	-	-	-	-	-	-	-	-	51	-	-	51
Notes receivable from related parties	-	-	-	-	-	-	-	-	(54)	-	-	(54)
Net income	-	-	-	-	-	-	-	-	-	-	1,681	1,681
Other comprehensive loss	-	-	-	-	-	-	-	-	-	(25)	-	(25)
Balances at September 30, 2024	2,640,000	$213	1,702,922	$2,318	19,807,521	$2	13,110,000	$1	$452	$(30)	$(21,063)	$(18,107)

	Temporary Equity				Permanent Equity
	Series Seed Redeemable Convertible Preferred Stock ($0.0001 par value)		Series A Redeemable Convertible Preferred Stock ($0.0001 par value)		Series Seed Redeemable Convertible Preferred Stock ($0.0001 par value)		Series A Redeemable Convertible Preferred Stock ($0.0001 par value)		Series A Common Stock ($0.0001 par value)		Series B Common Stock ($0.0001 par value)		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Deficit
Balances at December 31, 2024	-	$-	-	$-	2,640,000	$213	1,702,922	$2,318	19,807,521	$2	13,110,000	$1	$257	$(60)	$(20,827)	$(18,096)
Exercise of stock options	-	-	-	-	-	-	-	-	60,000	-	-	-	-	-	-	-
Notes receivable from related parties	-	-	-	-	-	-	-	-	-	-	-	-	(245)	-	-	(245)
Reclassification from permanent to temporary equity of all preferred shares	2,640,000	851	1,702,922	815	(2,640,000)	(213)	(1,702,922)	(2,318)	-	-	-	-	864	-	-	(1,667)
Cumulative-effect adjustment due to the adoption of Accounting Standards Update (“ASU”) 2023-08	-	-	-	-	-	-	-	-	-	-	-	-	-	-	13	13
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	4	-	-	4
Reclassification of warrant liability to equity	-	-	-	-	-	-	-	-	-	-	-	-	7,314	-	-	7,314
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,249)	(7,249)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	-	60	-	60
Balances at September 30, 2025	2,640,000	$851	1,702,922	$815	-	$-	-	$-	19,867,521	$2	13,110,000	$1	$8,194	$-	$(28,063)	$(19,866)

See notes to unaudited condensed consolidated financial statements.

BLOCKFUSION USA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	For the nine months ended September 30,
	2025	2024
Cash flows from operating activities:
Net (loss) income	$(7,249)	$1,681
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation and amortization	693	806
Stock-based compensation	4	51
Gain on settlement of financing obligation and finance lease liability	-	(3,619)
Gain on settlement of accrued legal fees	(93)	-
Loss on disposal of property and equipment	-	40
Change in fair value of notes payable	190	554
Change in fair value of warrant liability	7,056	22
Non-cash interest expense	1,477	1,100
Changes in operating assets and liabilities:
Accounts receivable	(1,055)	1,387
Unbilled receivables	477	(97)
Prepaid expenses and other current assets	(107)	(31)
Digital assets	(176)	(70)
Accounts payable	(1,128)	1,640
Deferred revenue	(815)	494
Customer deposits	(700)	(1,400)
Accrued expenses and other current liabilities	1,203	1,633
Net cash from operating activities	(223)	4,191
Cash flows from investing activities:
Purchases of property and equipment	(162)	(869)
Net cash from investing activities	(162)	(869)
Cash flows from financing activities:
Payment of notes payable	(5,949)	(1,963)
Payments on finance leases	-	(22)
Payments made under financing obligation:	-	(133)
Issuance of notes receivable to related parties	(246)	(54)
Proceeds from the issuance of notes payable, net	3,912	-
Net cash from financing activities	(2,283)	(2,172)

Net (decrease) increase in cash and cash equivalents	(2,668)	1,150
Cash and cash equivalents at beginning of period	2,947	263
Cash and cash equivalents at end of period	$279	$1,413

Supplemental disclosure of noncash financing and investing activity:
Interest paid	$211	$205
Income taxes paid	$15	$7
Warrants issued to customers	$71	$-
Warrants issued through settlement of debt	$11	$-
Warrants issued in connection with issuance of notes payable	$63	$-
Settlement of payables through issuance of notes payable	$2,009	$-
Restructuring of term loan	$-	$1,484
Transfer of asset for settlement of debt	$-	$38
Settlement of financing obligation, finance lease liability, and other payables through issuance of promissory note and warrants	$-	$5,634
Purchases of property and equipment in accounts payable	$23	$-
Reclassification of preferred stock to temporary equity	$1,666	$-
Reclassification of warrants to equity	$7,314	$-
Settlement of liability through issuance of notes payable	$450	$-

See notes to unaudited condensed consolidated financial statements.

1.	Organization and Operations

Nature of the Business

The accompanying financial statements represent the consolidated accounts of Blockfusion USA, Inc. (“Blockfusion” or the “Company”) and its wholly-owned subsidiaries, North East Data, LLC (“North East Data” or “NED”) and Blockfusion Canada Inc. The Company’s only active subsidiary is North East Data. Blockfusion USA, Inc. was incorporated on February 8, 2021, under the laws of the state of Delaware.

Blockfusion develops and operates advanced data centers for high-performance computing (“HPC”), artificial intelligence (“AI”), and cloud workloads. The Company delivers secure, scalable, and energy-efficient facilities powered by competitively priced clean energy. Blockfusion is transitioning from traditional hosting to focus on scalable, sustainable infrastructure for HPC/AI applications.

Seasonality

The Company experiences seasonality due to factors like energy costs, weather, and market conditions. During the summer months, energy costs and cooling requirements increase due to higher ambient temperatures. In the colder months, cooling needs are significantly reduced, which lowers overall energy consumption.

Going Concern

The condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern. Net loss for the nine months ended September 30, 2025 amounted to $7,249 with an ending cash balance of $279, and a working capital deficit of $13,989 as of September 30, 2025. The Company’s current financial condition raises substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of the condensed consolidated financial statements. Management plans to address this need for capital include Blockfusion’s pursuit of a proposed business combination with Blue Acquisition Corp., a special purpose acquisition company (“SPAC”), which is expected to provide significant capital through the SPAC’s cash in trust and potential Financing Transactions in which the parties may engage in connection with such transaction, if any. This transaction, which attributes a pre-money equity valuation of $450,000 to the Company is provisionally expected to provide the Company with substantial liquidity to support ongoing operations and future growth initiatives; provided, however, that actual proceeds from such transactions are not certain. The business combination agreement includes a condition to Blockfusion’s obligation to consummate the transaction, waivable by Blockfusion, that the transaction deliver proceeds to the Company of at least $75,000 (after payment of transaction expenses and redemptions), which must be satisfied for the transaction to close. However, as this transaction has not been consummated as of the financial statement issuance date, there can be no assurance that it will be completed on the anticipated terms or timeline.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements have been prepared in conformity with Generally Accepted Accounting Principles in the United States of America (“GAAP” or “U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Some details and footnotes required under U.S. GAAP have been reduced or omitted to meet regulatory guidelines in the interim financial statements, but the Company believes the information remains clear and accurate. For a more complete understanding, these interim financial statements should be considered alongside the consolidated financial statements and notes for the year ending December 31, 2024.

The Company believes that the accompanying unaudited condensed consolidated financial statements include all necessary adjustments, comprising routine recurring accruals, to accurately reflect the financial position as of September 30, 2025, as well as the operating results and cash flows for the periods presented. However, the operating results for the period ended September 30, 2025 may not be representative of the results expected for the full year ending December 31, 2025. The information included in these unaudited condensed consolidated financial statements should be read in conjunction with information included in the fiscal year 2024 annual consolidated financial statements included elsewhere in this proxy statement/prospectus.

Use of Estimates in the Preparation of Financial Statements

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities as of the date of the condensed consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends and the assessment of the probable future outcome. Subjective and significant estimates include, but are not limited to, determinations of the useful lives and expected future cash flows of long-lived assets, determination of impairment and fair value estimates. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the condensed consolidated statements of operations and comprehensive (loss) income in the period that they are determined.

Segment Information

The Company defines operating segments as components of the organization for which discrete financial information is available and operating results are evaluated regularly by the Company’s chief executive officer, who is the Chief Operating Decision Maker (“CODM”), in order to assess performance and allocate resources. The CODM reviews financial information presented on a consolidated basis and uses net (loss) income for purposes of evaluating financial performance and making operating decisions.

The Company operates solely out of the Unites States and has no other foreign operations or reportable geographic locations. The key factors used in determining the Company’s reportable segments include organizational structure and information that is regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. Accordingly, we have one operating and reportable segment.

The Company uses net (loss) income to assess the profitability of the business at the consolidated level. The CODM monitors actual net (loss) income results relative to operating plan and forecast to assess the performance of the business and allocate resources.

A summary of net revenues by revenue stream is disclosed in Note 11.

Significant expenses regularly reviewed by the CODM include utilities, onsite management, employee & consulting, legal fees, and interest expense, and are disclosed on the condensed consolidated statements of operations and comprehensive (loss) income. Segment assets regularly reviewed by the CODM include working capital accounts (accounts payable and accounts receivable) and are disclosed on the condensed consolidated balance sheets.

Fair Value Measurement

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques. The Company’s cash equivalents are carried at fair value in Level 1, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these instruments.

The Company accounts for one of its debt obligations under the fair value option under ASC Topic 825-10, Financial Instruments (“ASC 825-10”). As of September 30, 2025 and December 31, 2024, estimated fair value of our debt held under the fair value option was $0 and $3,922, respectively. The fair value of debt obligations measured at fair value is estimated using a Monte Carlo simulation model. This approach captures the path-dependent nature of expected cash flows by simulating a range of potential scenarios under a risk-neutral framework. Debt obligations held under the fair value option are categorized as a Level 3 instrument.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with multiple high credit quality U.S. financial institutions. At various times throughout the period, the Company's cash deposits with any one financial institution may exceed the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”). Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses of such amounts and management believes it is not exposed to any significant credit risk on its cash and cash equivalents.

The Company’s crypto assets are also exposed to concentrations of credit risk. Its crypto assets are maintained with a single third-party institutional-grade custodian specializing in digital asset security, custody, and liquidity. The Company regularly reviews the creditworthiness of the custodian and may diversify holdings in the future to mitigate concentration risk.

Customer and Vendor Concentration

The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral.

The following table summarizes vendors who represent greater than 10% of the Company’s total cost of sales during the nine months ended September 30, 2025 and 2024, as well as vendors who represent greater than 10% of the Company’s total accounts payable as of September 30, 2025 and December 31, 2024:

	Percentage of Revenue				Percentage of Accounts Receivable
	Nine Months Ended September 30,				September 30,		December 31,
	2025		2024		2025		2024
Customer A	76%		60%		N/A	*	N/A *
Customer B	N/A	*	31%		N/A	*	N/A *
Customer C	N/A	*	N/A	*	N/A	*	14%
Customer D	14%		N/A	*	N/A	*	34%
Customer E	N/A	*	N/A	*	79%		26%
Customer F	N/A	*	N/A	*	N/A	*	15%
Customer G	11%		N/A	*	N/A	*	N/A *

*	Less than 10% of total revenue or accounts receivable

The following table summarizes vendors who represent greater than 10% of the Company’s total cost of sales during the nine months ended September 30, 2025 and 2024, as well as vendors who represent greater than 10% of the Company’s total accounts payable as of September 30, 2025 and December 31, 2024:

	Percentage of Cost of Sales				Percentage of Accounts Payable
	Nine Months Ended September 30,				September 30,	December 31,
	2025		2024		2025	2024
Vendor A	73%		67%		25%	17%
Vendor B	17%		22%		N/A *	32%
Vendor C	N/A	*	N/A	*	N/A *	15%
Vendor D	N/A	*	N/A	*	21%	N/A	*
Vendor E	N/A	*	N/A	*	14%	N/A	*
Vendor F	N/A	*	N/A	*	11%	N/A	*

*	Less than 10% of total cost of sales or accounts payable

Crypto Assets

The Company receives crypto assets as a form of payment from customers and for blockchain rewards, which are recorded in crypto assets in the condensed consolidated balance sheets when received. Crypto assets received as a form of payment are converted to cash or used to fulfill expenses, nearly immediately. Crypto assets held for operations are initially recorded at the transaction price of the crypto assets at initial recognition and are subsequently remeasured at fair value at the end of each reporting period, with changes in fair value recognized as other income in the condensed consolidated statements of operations and comprehensive (loss) income. Realized gains and losses on disposition are recognized on a first-in-first-out basis. Fair value is measured using quoted crypto asset prices within the Company’s principal market at the time of measurement. Prior to the adoption of ASU 2023-08, crypto assets are accounted for as intangible assets with indefinite useful lives and are carried at cost less impairment, if any.

Other Financial Instruments

The Company’s other financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts of these financial assets and liabilities approximate fair value due to the short maturities of these instruments. The Company accounts for its long-term debt instruments in accordance with applicable accounting guidance. The majority of the Company’s long-term debt is recorded at amortized cost, using the effective interest method. However, the fair value option was elected for one long-term debt obligation, in accordance with ASC 825-10.

Leases

Leases are accounted for under ASC Topic 842, Leases (“ASC 842”). At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement including the use of an identified asset(s) and the Company’s control over the use of that identified asset. The Company has elected, as allowed under ASC 842, to not recognize on its condensed consolidated balance sheet leases with a lease term of one year or less. Operating and finance leases with a term greater than one year are recognized on the condensed consolidated balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable.

Lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. When an option exists to extend the lease or purchase the underlying asset, a determination is made whether that option is reasonably certain of exercise based on economic factors present at the measurement date. Over the term of the lease, the Company monitors for changes in facts and circumstances that may trigger the reassessment of whether an option is reasonably certain of exercise. As of September 30, 2025, the Company does not have any active leases.

When the implicit rate of the lease is not readily determinable, the Company uses the incremental borrowing rate which reflects the rate at which the Company could borrow, on a collateralized basis, the amount of the lease payments in a similar economic environment over the lease term. The Company considers its credit risk, term of the lease, and total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates.

The Company, as the lessee in its leasing arrangements, has elected the practical expedient to account for lease and non-lease components together as a single component for all classes of underlying assets.

Operating lease costs are recognized on a straight-line basis over the lease term as an operating expense. Finance lease costs are recorded as interest expense and amortization expense. Variable lease costs are recognized to expense in the period incurred.

The Company also enters into sale-leaseback transactions, pursuant to which the Company sells equipment to a third party and agrees to lease the equipment back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluates whether it has transferred control to the third party in accordance with ASC 842 and the revenue recognition guidance set forth in ASC 606. If the company is deemed to transfer control of an asset to the buyer-lessor, the transfer is accounted for as a sale, and the company derecognizes the transferred asset from the balance sheet and recognizes a gain or loss for the difference between the consideration received and the carrying amount of the asset. The subsequent leaseback of the asset is accounted for in accordance with ASC 842 where an operating lease right-of-use asset and corresponding lease liability are measured and recognized at lease commencement date for leases with a term greater than one year.

If the Company is not deemed to have transferred control of an asset to the buyer-lessor, the sale-leaseback transaction is accounted for as a financing arrangement, and the Company is considered to remain the owner of the underlying asset for accounting purposes, and no gain or loss is recognized. Accordingly, the asset remains on balance sheet and will continue to be depreciated. In conjunction with these financing arrangements, the Company records the consideration received as a financing obligation which is subsequently amortized using the effective interest method where the contractual lease payments made are applied to reduce the financing obligation principal and recognize interest expense. The interest rate used to amortize the financing obligation is adjusted to ensure that both 1) the interest does not exceed the contractual payments over the shorter of the lease term and the term of the financing and, 2) the carrying amount of the asset does not exceed the carrying amount of the financial obligation at the earlier of the end of the lease term or the date at which control of the asset will transfer to the buyer-lessor.

To date, the Company’s sale-leaseback transactions have been accounted for as financing arrangements due to the presence of fixed price repurchase options and the leaseback being finance classified, which preclude control of the underlying asset from being transferred to the lessor.

Convertible Preferred Stock

The Company has issued convertible preferred stock that is classified as permanent equity in the accompanying condensed consolidated balance sheets as of December 31, 2024 as the redemption provision is solely within the Company’s control as of December 31, 2024. In March 2025, changes in preferred stock ownership resulted in a majority of the Company’s board of directors owning preferred stock. As a result, the preferred stock became redeemable upon the occurrence of an event that is not solely within the control of the Company, as defined under ASC 480-10-S99-3A. Specifically, redemption is now subject to approval by a board that is majority-controlled by preferred stockholders. Accordingly, the preferred stock is presented outside of permanent equity in the temporary equity section of the condensed consolidated balance sheets as of September 30, 2025. Refer to Note 9 for additional details.

At the time of issuance, the Company evaluated the embedded conversion and redemption features associated with the preferred shares and concluded that separate accounting for these features was not required.

Warrants

The Company accounts for common stock warrants as either equity-classified instruments or liability-classified instruments based on an assessment of the warrant terms. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all the requirements for equity classification under ASC Topic 815, Accounting for Derivatives and Hedging (“ASC 815”), including whether the warrants are indexed to our Common Stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance, and for liability-classified warrants, at each reporting period end date while the warrant is outstanding. The warrants are revalued on each subsequent balance sheet date until such instruments are exercised or expire, with any changes in the fair value between reporting periods recorded in the condensed consolidated statements of operations and comprehensive (loss) income. As of September 30, 2025, the warranty liabilities were reclassed to equity-classified with an adjustment to additional paid-in-capital for $7,314 for the nine months ended.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). Under this guidance, all equity-based payments to employees and non-employees, including grants of stock options and restricted stock awards, are measured and recognized based on the grant date fair value of the awards.

For employee awards, stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the period from the grant date to the end of the vesting period. For non-employee awards, the expense is recognized in the same period and in the same manner as if the Company had paid cash for the goods or services received. The Company has elected to account for forfeitures as they occur.

Stock-based compensation expense is classified as selling, general & administrative expense in the condensed consolidated statements of operations and comprehensive (loss) income.

The Company estimates the fair value of stock option awards using the Black-Scholes-Merton option pricing model. This model requires several key assumptions, including expected term, expected volatility, dividend yield, risk-free interest rate, and the fair value of the Company’s common stock on the grant date.

Expected term - estimated using the simplified method, which averages the contractual term and vesting period. This approach was elected due to insufficient historical exercise data.

Expected volatility - is based on the historical stock price volatility of comparable publicly traded companies, due to limited trading history of the Company’s common stock. Volatility estimates may be adjusted for differences in capital structure where appropriate.

Dividend yield - is assumed to be zero, as the Company has not declared or paid dividends and does not anticipate doing so in the foreseeable future.

Risk-free interest rate - is based on the yield of a zero-coupon U.S. Treasury bond with a maturity matching the expected term of the option.

All stock option grants generally have an exercise price equal to or greater than the fair market value of the Company’s common stock on the date of grant.

Because the Company is privately held and there is no public market for its stock, the fair value of the Company’s equity is approved by the Company’s board of directors thereof as of the date stock-based awards are granted. In estimating the fair value of its stock, the Company uses a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company to independent third parties or transacted between third parties, any indications of value from offers to acquire the Company, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.

Revenue Recognition

The Company recognizes revenue pursuant to ASC 606. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract). If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative, standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time, as appropriate.

Co-location Mining Services

The Company’s co-location mining services contracts are structured as service agreements which may provide multiple performance obligations. The primary performance obligation provided under these contracts include hosting customers’ miners within a secure data center while supplying electrical power, internet connectivity, proper safety and security, and access to maintenance resources. Revenue for co-location mining services is recognized over time, as customers simultaneously receive and consume the benefits of the Company’s services. Customers may be invoiced under a number of different payment terms. Typically, customers are billed monthly for facility fees and energy fees. Facility fees may be fixed fees for the contract term or variable fees based on the number of miners the customer put into place at the data center. Energy fees are passed through to the customer from the utility provider based upon the current usage and utility rate. Any fixed consideration is included in the transaction price at contract inception and is recognized ratably over time as the services are transferred to the customer over the contractual term. Energy fees and variable facility fees are recognized in the period when the related services are provided. In certain contracts, the customer can pay the Company for mining services in the form of a percentage of digital assets mined by the customer’s miners. Because digital assets are treated as noncash consideration, their fair value is determined at the time of contract inception based on the quoted market price of the digital asset in the Company’s principal market. The Company is the principal in providing mining services to the customer, and all related fees earned are reported on a gross basis. There is no significant financing component in these transactions.

Implementation Services

The contract may also include implementation services performance obligations which provide services to install and configure of mining equipment at the data center. Implementation services fees are recognized in the period when the services are provided.

Income from Cryptocurrency Mining

The Company provides computing power, measured by a hashrate, to a mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of Bitcoin. Regardless of the pool’s success, the Company will receive consistent rewards based on the number of valid shares it contributes. Since the contract is continuously renewing, second by second, the mining contract is considered to have a duration of less than 24 hours for accounting purposes.

The provision of computing power is the only performance obligation to the mining pool. The transaction consideration the Company receives is a noncash consideration, which is variable. There is no significant financing component in these transactions.

The Company measures the Bitcoin at fair value on the date earned using the daily close price quoted by its principal market at the date the Company completed the service of performing hash computations for the mining pool operator.

Providing computing power in Bitcoin transaction verification services is not an output of the Company’s ordinary activities therefore the Company recognized the amount as other income in the Company’s condensed consolidated statements of operations and comprehensive (loss) income.

Contract Assets

Unbilled accounts receivable (a contract asset) are recognized when the Company has provided services but has not yet invoiced the customer for such services. Unbilled receivables were $1,006 and $1,484 as of September 30, 2025 and December 31, 2024, respectively.

Contract Liabilities

Deferred revenue (a contract liability) is recognized when we have an unconditional right to a payment before we transfer the products or services to customers. This may occur in certain co-location mining services contracts that require a significant upfront payment of fees to be paid by the customer prior to delivery of services or when customers are billed in advance for services to be performed in future periods. Any upfront payments or advanced billings are recorded as deferred revenue and recognized as revenue as the Company provides services to the customer.

Customer deposits (a contract liability) are recognized when the customer is required to provide refundable cash deposits as security for fees due under the terms of certain co-location mining services agreements. The refundable cash deposit is returned to customer upon the conclusion of the agreement unless cash deposits are required to satisfy any open account balance due by the customer. Customer deposits are included in other current liabilities in the condensed consolidated balance sheets.

Net (Loss) Income Per Share

The Company computes (loss) income per share in accordance with FASB ASC Topic 260, Earnings per Share (“ASC 260”). Basic loss per share is computed by dividing net (loss) income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying condensed consolidated statement of operations and comprehensive (loss) income. As of September 30, 2025 and December 31, 2024, no accrued interest or penalties are included in the condensed consolidated balance sheets.

Other Comprehensive (Loss) Income

Other comprehensive (loss) income includes all other non-stockholder changes in equity. Changes in other comprehensive (loss) income and accumulated other comprehensive loss in all periods presented consists of changes and the cumulative changes in the fair value due to credit risk on notes payable.

Commitments and Contingencies

The Company reserves for contingent liabilities based on ASC Topic 450, Contingencies, when it determines that a liability, including the legal costs associated with this liability is probable and reasonably estimable. From time to time, the Company may become involved in litigation relating to claims arising in the ordinary course of the business; however, unless otherwise noted, there are no claims or actions pending or threatened against the Company that, if adversely determined, would in the Company's management's judgment have a material adverse effect on the Company.

Recently Adopted Accounting Pronouncements

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”). This standard clarifies the guidance in determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting, especially when companies merge with a SPAC. ASU 2025-03 requires entities to apply the same factors used for determining the accounting acquirer in other acquisition transactions. The ASU is applied prospectively to all business combinations with acquisition dates occurring on or after the date of initial application. The ASU is effective for all annual reporting periods (and interim periods in annual reporting periods) beginning after December 15, 2026. Early adoption is permitted in interim or annual reporting periods in which financial statements have not yet been issued (or made available for issuance). Management has elected to early adopt ASU 2025-03 in 2025.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangible - Goodwill and Other - Crypto Assets (Subtopic 350-60) (“ASC 350-60”), to provide guidance on the accounting for and disclosure of crypto assets and requires that the Company (i) subsequently remeasure crypto assets at fair value in the condensed consolidated balance sheets and record gains and losses from remeasurement in Net (loss) income in the condensed consolidated statements of operations and comprehensive (loss) income; (ii) present crypto assets separate from other intangible assets in the condensed consolidated balance sheets; (iii) present the gains and losses from remeasurement of crypto assets separately in the condensed consolidated statements of operations and comprehensive (loss) income; and (iv) provide specific disclosures for crypto assets.

For all entities, the ASC 350-60 amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company adopted the new guidance effective January 1, 2025. At the time of adoption, the difference between the fair value of the in-scope crypto assets and their carrying amounts was $13 and an adjustment was recorded to retained earnings as of January 1, 2025.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law. The OBBBA introduced multiple U.S. federal income tax changes such as deductibility of domestic research and development expenses, deductibility on certain property additions and limitations on interest expense deduction. The Company has included the impact of these provisions on our condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures, which requires enhanced income tax disclosures that reflect how operations and related tax risks, as well as how tax planning and operational opportunities, affect the tax rate and prospects for future cash flows. This standard is effective for the Company beginning January 1, 2025, with early adoption permitted. The ASU should be applied on a prospective basis, but retrospective application is permitted. The Company has included the impact of these provisions on our condensed consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires disclosure of specific information about costs and expenses within relevant expense captions on the face of the income statement, qualitative descriptions for expense captions not specifically disaggregated quantitatively, and the total amount and definition of selling expenses for interim and annual reporting periods. This standard is effective for the Company’s annual reporting period beginning January 1, 2027 and interim reporting periods beginning January 1, 2028 and should be applied on a retrospective or prospective basis, with early adoption permitted. We are currently assessing the impact of adopting this standard on our consolidated financial statements.

3.	Fair Value Measurements

The following tables present the Company’s fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. There were no liabilities carried at fair value at September 30, 2025.

	Fair Value Measurements at September 30, 2025
	Level 1	Level 2	Level 3	Total
Crypto assets	$394	$-	$-	394
Total assets	$394	$-	$-	$394

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total
Notes payable, held at fair value	$-	$-	$3,922	$3,922
Warrant liability	-	-	113	113
Total liabilities	$-	$-	$4,035	$4,035

There have been no changes in valuation techniques and related inputs. For the nine months ended September 30, 2025 and year ended December 31, 2024, there were no transfers between Level 1, Level 2 and Level 3.

	As of September 30, 2025		As of December 31, 2024
	Notes Payable, Held at Fair Value	Warrant Liability	Notes Payable, Held at Fair Value	Warrant Liability
Balance as of beginning of period	$3,922	$113	$5,669	$12
Issuances (fair value on issuance date)	-	145	-	49
Payments/settlements	(4,052)	-	(2,528)	-
Change in fair value in earnings(1)	190	7,056	726	52
Change in fair value in other comprehensive (income) loss(2)	(60)	-	55	-
Reclassification of liability classified warrants to equity classified warrants		(7,314)	-	-
Balance as of end of period	$-	$-	$3,922	$113

(1)	Change in fair value in earnings is reflected within other income (expense) within the condensed consolidated statements of operations and comprehensive (loss) income.

(2)	Change in fair value in other comprehensive (income) loss is reflected within change in fair value due to credit risk on notes payable within the condensed consolidated statements of operations and comprehensive (loss) income.

Warrants

The fair value of the Warrants was estimated using an option pricing model (“OPM”), which allocates the Company’s equity value among the various classes of units based on the rights and preferences within the capital structure, assuming a future exit event. This method takes into account factors such as vesting conditions, liquidation preferences, and the relative seniority of each instrument. Given the absence of a public market for the Company’s units, a discount for lack of marketability was applied to arrive at the final per-unit fair value. As a privately held company, the fair value of common stock is determined by the board of directors at each grant date, based on third-party valuations. These valuations consider relevant factors, including financial performance, market conditions, and other qualitative and quantitative inputs.

The OPM requires the use of significant assumptions, including expected term, expected volatility, expected dividend yield, and the risk-free interest rate. Volatility was estimated based on the historical volatilities of comparable publicly traded companies over a period consistent with the expected holding period. The Company has not declared or paid dividends to date and does not anticipate doing so in the foreseeable future; accordingly, a dividend yield of zero was applied. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant, with a maturity matching the expected term of the awards. The expected term represents the anticipated period the awards will remain outstanding, based on current expectations regarding a potential liquidity event.

As of December 31, 2024
Risk-free interest rate	4.3%
Expected term (in years)	4.0
Expected volatility	147.5%
Expected dividend yield	0.0%
Expected discount for lack of marketability	32.5%

Notes Payable

Notes payable, held at fair value are comprised of the 2021 term loan (Term Loan A and Term Loan B). The fair value of Term Loan A was estimated using a Monte Carlo simulation framework to capture the path-dependent repayment structure, which varies based on the average Bitcoin price over the preceding month. The simulation incorporated stochastic modeling of Bitcoin price movements using a risk-neutral Geometric Brownian Motion process, reflecting assumptions for volatility, risk-free rate, and time increments. This approach generated a distribution of potential payment outcomes under varying market conditions, which was used to determine the estimated fair value. The fair value of Term Loan B was estimated using a Discounted Cash Flow (DCF) approach. This method projects future cash flows based on the loan’s contractual terms, including interest payable in kind through March 1, 2024, followed by monthly cash interest payments and a final maturity payment on February 21, 2025. The discount rate applied reflects market yields derived from the Blockfusion’s credit profile, prevailing market conditions, risk-free rates, and credit spreads as of the issuance date. The table below summarizes key inputs:

	As of December 31, 2024
	Term Loan A	Term Loan B
Risk-free rate	4.31%	n/a
Discount rate	9.13%	8.77%
Interest rate	5.00%	5.00%
Bitcoin volatility	50.00%	n/a

For purposes of determining changes in fair value attributable to instrument-specific credit risk that are recognized in other comprehensive income, Blockfusion applied a consistent credit spread that existed at inception to each subsequent measurement period’s risk-free rate, which was utilized to determine the calculated value of the instruments based on the application of this consistent credit spread. The difference between this calculated value and the estimated fair value of the instruments as determined above represents the cumulative change in fair value attributable to instrument specific credit risk.

4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	September 30, 2025	December 31, 2024
Land	$370	$370
Building and improvements	12,721	12,713
Machinery and equipment	2,885	2,872
Furniture and fixtures	10	10
Construction in process	117	-
	16,103	15,965
Less: Accumulated depreciation	(3,193)	(2,500)
Property and equipment, net	$12,910	$13,465

Depreciation expense of property and equipment for the nine months ended September 30, 2025 and 2024 was $693 and $651, respectively. Net carrying value of disposals of property and equipment for the periods ended September 30, 2025 and December 31, 2024 was $0 and $81, respectively. For the nine months ended September 30, 2025 and 2024, the Company recognized a loss on the property and equipment disposal of $0 and $40, respectively, in the condensed consolidated statement of operations and comprehensive (loss) income. For the nine months ended September 30, 2024, the Company transferred $38 of assets for the settlement of debt.

5.	Crypto Assets

The following table summarizes Crypto assets held for operations:

Digital Asset	September 30, 2025			December 31, 2024
	Units	Cost Basis	Fair Value	Carrying Value
Bitcoin	3.5	$390	$394	$206

The Company recognized unrealized gains on change in fair value of $4 during the nine months ended September 30, 2025. The following table provides a reconciliation of Crypto assets held for operations:

Amount
Beginning balance	$206
Cumulative-effect adjustment from adoption of ASU 2023-08	13
Additions:
Income recognized from mined digital assets	2,102
Purchases	67
Dispositions:
Digital assets disposed	(1,841)
Digital assets used in operations	(173)
Gains (losses)	20
Ending balance	$394

6.	Leases

Throughout 2022, the Company entered into sale-leaseback transactions with a third party relating to equipment. These transactions are accounted for as financing arrangements as control of the equipment did not transfer to the buyer-lessor due to a fixed price repurchase option as well as the lease being finance classified. The Company sold the equipment at fair market value and concurrently leased the equipment back over a twenty-four month lease term. At the end of the lease term, the Company may repurchase the equipment at a fixed amount stipulated in the agreement. Beginning in 2022, the Company defaulted on its payments and began accruing interest and penalties. By August 2024, all leases subject to the Company’s sale-leaseback transactions had expired. In September 2024, the Company entered into a settlement agreement with the buyer-lessor whereby the Company agreed to repurchase the equipment by issuing a $6,000 promissory note and warrants exercisable for an aggregate 410,000 shares of Series A Common Stock of the Company. No cash was exchanged as part of the settlement and a gain of $3,619 was recognized. In addition, the Company was relieved of any and all claims of the buyer-lessor including the waiver of all outstanding obligations pursuant to the sale-leaseback contracts pertaining to accrued interest and penalties.

The Company also leases certain equipment classified as finance leases. The following table presents the components of lease costs. Amortization of the ROU asset and interest on lease liabilities are included in depreciation and amortization expense and interest expense, respectively, on the condensed consolidated statement of operations for the nine months ended September 30, 2025 and 2024.

	Nine Months Ended September 30,
	2025	2024
Finance lease cost:
Amortization of right-of-use assets	$-	$155
Interest on lease liabilities	$-	4
Short-term lease cost	$-	99
Total lease costs	$-	$258

The following table presents other supplemental lease information for the nine months ended September 30, 2025 and 2024:

	September 30, 2025	September 30, 2024
Other Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$1
Financing cash flows from finance leases	-	22

There were no new right-of-use assets obtained in exchange for lease liabilities during the nine months ended September 30, 2025 and September 30, 2024, respectively.

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	September 30, 2025	December 31, 2024

Payroll liabilities ($2,933 and $2,629 due to related parties, respectively)	$2,933	$2,629
Professional services liability	1,023	-
Interest payable	19	-
Taxes payable	207	80
Other	23	293
	$4,205	$3,002

8.	Debt

Debt held at amortized cost is recorded net of discounts and issuance costs, which are amortized to interest expense over the respective terms of such instruments. The effective interest rates are calculated based on contractual interest, discount, and issuance costs. Issuance costs incurred for debt held at fair value is expensed immediately.

For the nine months ended September 30, 2025 and 2024, interest expense on total long-term debt was $1,647 and $1,116, respectively. These interest expense amounts include amortization of discounts, premiums and issuance costs in the amount of $90 and $16 for the nine months ended September 30, 2025 and 2024, respectively.

As of September 30, 2025, the Company had a total of $0 and $19,856 of debt held at fair value and debt held at amortized cost, respectively. As of December 31, 2024, the Company had a total of $3,922 and $14,626 of debt held at fair value and debt held at amortized cost, respectively.

Our long-term debt obligations are summarized below:

	Maturity Dates		Stated Interest Rates		Effective Interest Rates		Unpaid Principal Balance
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
2022 Term Loan	June 2027	June 2027	12% - 16%*	12% - 16%	11.98%	11.98%	$8,616	$8,435
2023 Term Loan	n/a	April 2025	n/a	7.00%	n/a	7.00%	-	38
2024 Term Loan	September 2027	September 2027	12.00%	12.00%	14.77%	14.77%	6,428	6,153
2025 Term Loans	September 2027 - January 2028	n/a	7.50% - 12.00%	n/a	7.89% - 14.46%	n/a	4,812	-
Total face value							19,856	14,626
Notes payable, current portion							(2,369)	(1,178)
Unamortized premium and (discount), net							28	94
Notes payable, non-current portion, net							$17,515	$13,542

*	Pursuant to the term loan agreement, interest will accrue at a rate of 12.00% from the August 2024 modification date through June 6, 2025; a rate of 14.00% from June 7, 2025 through June 6, 2026; and a rate of 16.00% from June 7, 2026 through the maturity date.

	December 31, 2024
	Maturity Dates	Stated Interest Rates	Unpaid Principal Balance	Fair value (carrying value)	Difference
2021 Term Loan	February 2025 - September 2026	5.00%	$3,973	$3,922	$(51)
Notes payable, current portion				(3,790)
Notes payable, held at fair value, non-current portion				$132

2021 Term Loan

In June 2021, the Company entered into a settlement agreement with a joint venture partner, whereby the joint venture partner transferred its ownership interest in NED to the Company in exchange for NED’s acknowledgment of an $8,000 term loan. The loan was formally assumed in September 2021 and matured on September 9, 2026.

The Company elected the fair value option under ASC 825-10, Financial Instruments (“ASC 825-10”), to avoid bifurcation of embedded derivatives pursuant to ASC 815-15, Derivatives and Hedging – Embedded Derivatives (“ASC 815-15”). The debt contains embedded features that would otherwise require separate recognition as derivative liabilities, subject to initial and subsequent fair value measurement under ASC 815-15. Changes in fair value attributable to instrument-specific credit risk are presented separately in other comprehensive (loss) income on the condensed consolidated statement of operations and comprehensive (loss) income. Issuance costs related to the term loan were expensed immediately.

In August 2023, the Company and the lender resolved legal disputes related to the original settlement agreement. The term loan was amended to incorporate both the original obligation (also referred to as “Term Loan A”) and an additional $953 awarded to the lender through arbitration (also referred to as “Term Loan B”). The amendment did not result in substantially different terms under ASC 470-50, Debt – Modifications and Extinguishments, nor did it trigger a remeasurement event under ASC 825-10. The $953 obligation had an initial fair value of $837 and was accounted for under the fair value option. The loan matured on February 21, 2025.

2022 Term Loan

In February 2022, the Company issued a $7,356 term loan, collateralized by digital asset mining equipment acquired with the loan proceeds. The term loan was originally set to mature in May 2024 and was accounted for at amortized cost under ASC 835-30, Interest – Imputation of Interest (“ASC 835-30”).

In June 2022, the Company defaulted on the term loan, resulting in the loan becoming callable and reclassified to current liabilities. In April 2023, the Company entered into a Partial Strict Foreclosure Agreement, under which it transferred equipment designated as collateral in the term loan agreement to the lender. The equipment’s fair value and carrying value was $1,103. This amount was applied to the outstanding term loan balance—first to accrued interest of $549, with the remaining $554 applied to principal.

In August 2024, the loan was restructured to extend the maturity date to June 6, 2027 and revise payment terms. The outstanding principal balance and accrued and unpaid interest were restructured into a new par value of $8,268 under the revised terms. This resulted in the reclassification of $1,484 of the accrued and unpaid interest within accrued expenses and other current liabilities to the new par value. The restructuring cured the default and was accounted for as a modification, as the revised terms were not substantially different under ASC 470-50. Interest on the August 2024 restructured terms is paid in kind at the end of every month and is added to the outstanding principal balance. As a result, the loan balance increases monthly by the amount of accrued interest. In addition to the paid-in-kind interest, the Company is required to make monthly cash payments at the beginning of each month of $60. At the maturity date, any remaining unpaid principal, accrued interest, and paid in kind interest will be repaid in cash.

2024 Term Loan

In September 2024, The Company entered into a settlement agreement with a lessor. The Company failed to make certain lease payments under the master lease agreement and owed rental payments as well as accrued interest to the lessor as of August 31, 2024. Pursuant to the settlement agreement, the master lease agreement is deemed to be terminated and all obligations satisfied upon issuance of a $6,000 term loan, the exercise of the purchase option stipulated in the master lease agreement (fixed price purchase option) and transfer of title and interest of certain equipment to the Company, and the issuance of warrants (410,000 Series A Common Stock) to the lessor. The term loan and warrants were considered to be noncash lease payments made upon termination, which were initially recognized at fair value. The term loan had an initial fair value of $5,585. No cash was exchanged as part of the settlement. The Company evaluated the terms of the term loan and determined that there were no embedded features which would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative. Subsequent to the issuance date, the term loan was accounted for at amortized cost, pursuant to ASC 835-30. The term loan has a maturity date of September 1, 2027. The Company’s term loan bears interest at a rate of 12% per annum. Interest is paid in kind at the end of every month and is added to the outstanding principal balance. As a result, the loan balance increases monthly by the amount of accrued interest. In addition to the paid-in-kind interest, the Company is required to make monthly cash payments at the beginning of each month of $30 during the first year of the term, $50 during the second year, and $70 during the third year. At the maturity date, any remaining unpaid principal, accrued interest, and paid in kind interest will be repaid in cash.

2025 Term Loans

In January 2025, the Company settled a $1,187 trade payable balance with a vendor by issuing a $1,187 term loan and a warrant to purchase up to 50,000 shares of Series A Common Stock. The term loan bears interest at an annual rate of 7.5% and matures in January 2028. The warrant is exercisable at $0.92 per share and has a term of five years from the issuance date. The settlement did not result in substantially different terms under ASC 470-50 and was accounted for at amortized cost, pursuant to ASC 835-30.

In July 2025, the Company issued a $4,000 term loan which is accounted for at amortized cost under ASC 835-30. The term loan bears a stated interest rate of 12% and matures in September 2027. This term loan is secured by a first priority lien on the Company’s Niagara Falls, NY property and equipment with a carrying value amounting to $12,910 as of September 30, 2025.

Future principal payments of debt

The future scheduled principal payments on long-term debt, including paid-in-kind interest, of debt as of September 30, 2025 were as follows:

Year Ended December 31,	Amount
2025 (remaining)	$380
2026	2,763
2027	16,603
2028	110
2029	-
Thereafter	-
$19,856

Short-term notes payable

In March 2025, the Company entered into a settlement agreement with a vendor to settle $823 in trade payable balances. The payment terms of the $823 in trade payable were restructured to be repaid upon a qualifying financing or change of control event and is non-interest bearing. In connection with the settlement, a warrant was issued to the vendor to purchase up to 35,000 shares of Series A Common Stock. The warrant is exercisable at $0.92 per share and has a term of three years from the issuance date. The settlement did not result in substantially different terms under ASC 470-50 and was accounted for at amortized cost, pursuant to ASC 835-30. As of September 30, 2025, the remaining unpaid principal is $719.

9.	Equity

Common Stock

As of September 30, 2025 and December 31, 2024, the Company has 61,000,000 shares of $0.0001 par value common stock authorized, of which 45,000,000 shares are designated as Series A Common Stock and 16,000,000 shares are designated as Series B Common Stock. As of September 30, 2025, there were 19,867,521 shares of Series A Common Stock and 13,110,000 shares of Series B Common Stock outstanding. As of December 31, 2024, there were 19,807,521 shares of Series A Common Stock and 13,110,000 shares of Series B Common Stock outstanding.

Each share of Series A Common Stock entitles the holder to one vote, and each share of Series B Common Stock entitles the holder to twenty votes, together with the holders of the Convertible Preferred Stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of Convertible Preferred Stock. No dividends were declared or paid through September 30, 2025.

Convertible Preferred Stock

Amendments to Certificate of Incorporation

On February 9, 2021, the Company entered into its initial Certificate of Incorporation (the “Certificate of Incorporation”). Under the Certificate of Incorporation, one series of common stock and one series of preferred stock was authorized in the amounts of 20,000,000 and 5,000,000, respectively. The preferred stock is convertible, at the option of the holder, at any time into shares of common stock.

On February 1, 2022, the Company amended its Certificate of Incorporation (the “First Amended and Restated Certificate of Incorporation”) to reclassify its existing common stock into two series: Series A Common Stock and Series B Common Stock. Additionally, the Company’s outstanding preferred stock issued under the initial Certificate of Incorporation became convertible into Series A Common Stock and Series B Common Stock (“Series Seed Preferred Stock”). The amendment also authorized a new series of preferred stock, (“Series A Preferred Stock”) which is convertible into Series A Common Stock at the option of the holder at any time. Under the First Amended and Restated Certificate of Incorporation, the Company is authorized to issue 25,000,000 shares of Series A Common Stock, 16,000,000 shares of Series B Common Stock, 2,640,000 shares of Series Seed Preferred Stock, and 2,360,000 shares of Series A Preferred Stock.

On August 27, 2024 the company amended its First Amended Certificate of Incorporation (the “Second Amended and Restated Certificate of Incorporation”). The Second Amended and Restated Certificate of Incorporation increased the total authorized shares of Series A Common Stock from 25,000,000 to 45,000,000, with no changes to the authorized shares of the other classes of common or preferred stock.

Shares Outstanding

As of September 30, 2025 and December 31, 2024, the Company was authorized to issue 5,000,000 shares of preferred stock. 2,640,000 shares of the authorized preferred stock were designated as Series Seed Preferred Stock and 2,360,000 shares of the authorized preferred stock were designated as Series A Preferred Stock. As of September 30, 2025 and December 31, 2024, 2,640,000 shares of Series Seed Preferred Stock were issued and outstanding and 1,702,922 shares of Series A Preferred Stock were issued and outstanding.

As of September 30, 2025 and December 31, 2024, the Series Seed Preferred Stock was potentially convertible into 2,640,000 shares of Series A Common Stock and 2,640,000 shares of Series B Common Stock. As of September 30, 2025 and December 31, 2024, the Series A Preferred Stock was potentially convertible into 1,702,922 shares of Series A Common Stock.

Series Seed Preferred Stock

On February 22, 2021, the Company issued 2,640,000 shares of preferred stock under the initial Certificate of Incorporation, $0.0001 par value per share to certain investors at a purchase price of $0.08333 per share, for gross proceeds of $200. Additionally, in conjunction with the issuance of convertible preferred stock, warrants were issued to purchase up to 250,000 shares of common stock under the initial Certificate of Incorporation, at an exercise price of $0.50 per share. The warrants were determined to be freestanding financial instruments. The cash proceeds were allocated using the with-and-without method by first allocating proceeds to the fair value of the liability classified warrants, with the remaining allocated to the convertible preferred stock. Refer to Note 3 – Fair Value Measurements for additional information regarding the valuation techniques and inputs used in determining the fair value of liability classified warrants. There were no material issuance costs incurred in connection with this issuance. Upon the execution of the First Amended and Restated Certificate of Incorporation on February 1, 2022, the 2,640,000 shares of preferred stock were reclassified to 2,640,000 shares of Series Seed Preferred Stock and the warrant became exercisable for up to 250,000 shares of Series A Common Stock and 250,000 shares of Series B Common Stock. In accordance with the anti-dilution provision in the warrant agreement, the exercise price was adjusted to $0.25 per share, effective upon the execution of the First Amended and Restated Certificate of Incorporation.

Series A Preferred Stock

On February 3, 2022, the Company issued 282,185 shares of Series A Preferred Stock, $0.0001 par value per share to certain investors at a purchase price of $1.3856 per share. The Company received gross proceeds of $250 on the issuance date. An additional $141 of proceeds was not received at the issuance date and was recorded as a preferred stock receivable, which was presented as a direct reduction to the carrying value of Series A Preferred Stock on the condensed consolidated balance sheet as of December 31, 2022. The Company incurred $39 of issuance costs in connection with this issuance.

On February 3, 2022, the Company issued 1,611,513 shares of Series A Preferred Stock, par value $0.0001 per share, to holders of certain notes payable. These notes were issued in 2021 and contained a share-settled redemption feature, which provided for the conversion of outstanding principal and accrued interest into Series A Preferred Stock upon the occurrence of specified conditions. The feature was triggered on February 3, 2022 in accordance with the terms of the note agreements and resulted in the extinguishment of the related notes payable.

On September 30, 2022, the Company issued 55,877 shares of Series A Preferred Stock, $0.0001 par value per share, to certain investors at a purchase price of $1.34 per share, for gross proceeds of $75. Additionally, in conjunction with the issuance of convertible preferred stock, warrants were issued to purchase up to 19,557 shares of Series A Common Stock. The warrants were determined to be freestanding financial instruments. The cash proceeds were allocated using the with-and-without method by first allocating proceeds to the fair value of the liability classified warrants, with the remaining allocated to the convertible preferred stock. Refer to Note 3 – Fair Value Measurements for additional information regarding the valuation techniques and inputs used in determining the fair value of liability classified warrants.

In December 2022, the Company entered into an agreement to repurchase 144,893 shares of Series A Preferred Stock from an investor for total consideration of $206, paid in installments through February 2023; 52,752 shares of Series A Preferred Stock were repurchased for $75 on December 7, 2022; 52,752 shares of Series A Preferred Stock were repurchased for $75 on December 16, 2022; and 39,389 shares of Series A Preferred Stock were repurchased for $56 on February 21, 2023. The repurchase of Series A Preferred Stock was treated as a deemed dividend to the extent the cash paid exceeded the stock’s carrying value, reducing additional paid-in capital. For the February 21, 2023 repurchase, the adjustment was immaterial and will not be reflected in earnings per share for the year ended December 31, 2023.

On December 11, 2023, the Board of Directors approved the cancellation of 101,759 shares of Series A Preferred Stock originally issued under the February 3, 2022 Series A Preferred Stock Purchase Agreement. The cancellation was due to the purchaser’s non-payment of the $141 purchase price. As a result of the cancellation, the Company recorded a $141 reduction to the Series A Preferred Stock balance to eliminate the previously recognized shares. Concurrently, the Company reversed the $141 receivable initially recorded for the expected proceeds, resulting in a corresponding $141 increase to the Series A Preferred Stock balance. The net impact to the Series A Preferred Stock balance as of the cancellation date was zero.

In March 2025, changes in preferred stock ownership resulted in a majority of the Company’s board of directors owning preferred stock. As a result, the preferred stock became redeemable upon the occurrence of an event that is not solely within the control of the Company, as defined under ASC 480-10-S99-3A. Specifically, redemption is now subject to approval by a board that is majority-controlled by preferred stockholders. Accordingly, the preferred stock is presented outside of permanent equity in the mezzanine section of the condensed consolidated balance sheets.

The Company reclassified the Series Seed Preferred Stock and Series A Preferred Stock from permanent equity to temporary equity at their respective fair values as of the reclassification date in March 2025, resulting in carrying amounts of $815 for Series Seed Preferred Stock and $851 for Series A Preferred Stock. The difference between each class’s fair value and its prior carrying amount was recorded as an aggregate increase of $864 to additional paid-in capital. The fair values of the Series Seed Preferred Stock and Series A Preferred Stock were determined using an option pricing model based on the following assumptions: (i) risk-free rate of 4.0%, (ii) volatility of 145.0%, (iii) dividend yield of 0.0%, (iv) time to liquidity event of 3.8 years. Redemptions are not deemed probable to occur at any time during the periods presented, and therefore, no subsequent remeasurement to redemption value is required for the Series Seed Preferred Stock or the Series A Preferred Stock.

As of September 30, 2025 and December 31, 2024, the issued and outstanding Convertible Preferred Stock and their carrying values were as follows:

	September 30, 2025		December 31, 2024
	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount
Series Seed Convertible Preferred Stock, $0.0001 par value, 2,640,000 shares authorized	2,640,000	$851	2,640,000	$213
Series A Convertible Preferred Stock, $0.0001 par value, 2,360,000 shares authorized	1,702,922	$815	1,702,922	$2,318

The holders of Series A and Series Seed Preferred Stock have the following rights, preferences, and privileges:

Voting

Series A Preferred Stockholders vote on an as-converted basis of one vote per share with Common Stockholders as a single class. Certain protective provisions require the affirmative vote or written consent of at least 50% of Series A Preferred Stockholders for actions such as liquidation, amendments affecting rights, or issuance of senior securities. Holders of Series Seed Preferred Stock vote on an as-converted basis of twenty-one votes per share with Common Stockholders as a single class. Additionally, they are entitled to elect one director exclusively and as a separate class.

Conversion

Each share of Series A Preferred Stock is convertible at the holder’s option into Series A Common Stock. The conversion price is initially $1.3856 per share, subject to anti-dilution adjustments. All shares automatically convert upon a qualified initial public offering, SPAC merger, or vote of the requisite holders. Each share of Series Seed Preferred Stock is convertible at the holder’s option into one share of Series A Common Stock and one share of Series B Common Stock. The conversion price is initially set at $0.08333 per share, subject to anti-dilution adjustments for stock splits, dividends, and reorganizations. All shares automatically convert upon a qualified initial public offering, SPAC merger, or vote of the requisite holders.

Dividends

Series A and Series Seed Preferred Stockholders are entitled to dividends prior to any dividends declared on other classes of stock.

Liquidation Preference

In a liquidation or deemed liquidation event, Series A Preferred Stockholders receive the greater of (i) the original issue price ($1.3856 per share), plus any declared but unpaid dividends, or (ii) the amount they would receive if converted to Common Stock. In a liquidation or deemed liquidation event, Series Seed Preferred Stockholders receive the greater of (i) 2.5x the original issue price ($0.08333 per share), plus any declared but unpaid dividends, or (ii) the amount they would receive if converted to Common Stock. If assets are insufficient, holders share ratably in available distributions.

Redemption

Series A and Series Seed Preferred Stock may be redeemed upon a deemed liquidation event if the Corporation does not dissolve within 90 days and the requisite holders request redemption within 120 days. Redemption occurs within 150 days at the liquidation amount using available proceeds. Redeemed shares are cancelled and not reissued.

Warrants

February 2021 Seed Class A Warrants

On February 22, 2021, the Company issued warrants to an investor, allowing the purchase of up to 250,000 shares of common stock in connection with the issuance of its Series Seed Preferred Stock. Each warrant carried an exercise price of $0.50 per share and is set to expire five years from the initial issuance date. Following a stock reclassification on February 1, 2022, each warrant became exercisable for up to 250,000 shares of Series A Common Stock and 250,000 shares of Series B Common Stock. In accordance with the anti-dilution provision in the warrant agreement, the exercise price was adjusted to $0.25 per share, effective upon the stock reclassification on February 1, 2022.

On September 17, 2024, the Company amended the Seed Class A warrants to reduce the number of shares subject to exercise from 250,000 to 45,000. On September 29, 2025, the Company executed an amendment agreement with the warrant holders to modify certain provisions related to the methods of payment for the aggregate exercise price. As a result of this amendment, the warrants were reclassified from liability to equity. The Seed Class A warrants are presented as permanent equity within the condensed consolidated balance sheets. Prior to the amendment, the warrants were classified as current liabilities. For the nine months ended September 30, 2025 and 2024, the Company recognized a loss of $215 and a gain of $1, respectively, related to changes in the fair value of the warrants.

February 2021 Seed Class B Warrants

On February 22, 2021, the Company issued warrants to an investor, allowing the purchase of up to 250,000 shares of common stock in connection with the issuance of its Series Seed Preferred Stock. Each warrant carried an exercise price of $0.50 per share and is set to expire five years from the initial issuance date. Following a stock reclassification on February 1, 2022, each warrant became exercisable for up to 250,000 shares of Series A Common Stock and 250,000 shares of Series B Common Stock. In accordance with the anti-dilution provision in the warrant agreement, the exercise price was adjusted to $0.25 per share, effective upon the stock reclassification on February 1, 2022.

On September 29, 2025, the Company executed an amendment agreement with the warrant holders to modify certain provisions related to the methods of payment for the aggregate exercise price. As a result of this amendment, the warrants were reclassified from liability to equity. The Seed Class B warrants are presented as permanent equity within the condensed consolidated balance sheets. Prior to the amendment, the warrants were classified as current liabilities. For the nine months ended September 30, 2025 and 2024, the Company recognized losses of $1,196 and $21, respectively, related to changes in the fair value of the warrants.

September 2022 Series A Warrants

On September 30, 2022, the Company issued Series A warrants to purchase up to an aggregate of 19,557 shares of common stock to investors in conjunction with the issuance of its September 2022 Series A Preferred Stock. Each Warrant has an exercise price of $0.01 per share. The Series A Warrant will expire on the five-year anniversary of the initial issuance date. On September 29, 2025, the Company executed an amendment agreement with the warrant holders to modify certain provisions related to the methods of payment for the aggregate exercise price. As a result of this amendment, the warrants were reclassified from liability to equity. The September 2022 warrants are presented as permanent equity within the condensed consolidated balance sheets. Prior to the amendment, the warrants were classified as current liabilities. For the nine months ended September 30, 2025 and 2024, the Company recognized losses of $98 and $2, respectively, related to changes in the fair value of the warrants.

September 2024 Common Stock Warrants

On September 1, 2024, the Company issued Common Stock Warrants to purchase up to an aggregate of 410,000 shares of common stock to a vendor in conjunction with a settlement agreement entered into on the same date. Each Warrant has an exercise price of $0.01 per share. On September 29, 2025, the Company executed an amendment agreement with the warrant holders to modify certain provisions related to the methods of payment for the aggregate exercise price. As a result of this amendment, the warrants were reclassified from liability to equity. The September 2024 warrants are presented as permanent equity within the condensed consolidated balance sheets. Prior to the amendment, the warrants were classified as other long-term liabilities. For the nine months ended September 30, 2025 and 2024, the Company recognized a loss of $2,059 and $0, respectively, related to changes in the fair value of the warrants.

January 2025 Common Stock Warrants

On January 13, 2025, the Company issued Common Stock Warrants to purchase up to an aggregate of 50,000 shares of common stock to a vendor in conjunction with a settlement agreement entered into on the same date. Each Warrant has an exercise price of $0.92 per share. The January 2025 Common Stock Warrant will expire on the five-year anniversary of the initial issuance date. On September 29, 2025, the Company executed an amendment agreement with the warrant holders to modify certain provisions related to the methods of payment for the aggregate exercise price. As a result of this amendment, the warrants were reclassified from liability to equity. The January 2025 warrants are presented as permanent equity within the condensed consolidated balance sheets. Prior to the September 29, 2025 amendment, the warrants were classified as other long-term liabilities. For the nine months ended September 30, 2025 and 2024, the Company recognized a loss of $217 and $0, respectively, related to changes in the fair value of the warrants.

March 2025 Common Stock Warrants

On March 1, 2025, the Company issued Common Stock Warrants to a customer for the purchase of up to 417,550 shares of common stock, in connection with the third amendment to a mining services agreement executed on the same date. Each warrant has an exercise price of $0.01 per share. The warrants are exercisable during the 12-month period following the expiration or qualifying termination of the mining services agreement. As of the issuance date, the Mining Services Agreement had approximately 24 months remaining in its initial 38-month term and is subject to automatic renewal for successive three-month periods thereafter.

On September 29, 2025, the Company executed an amendment agreement with the warrant holders to modify certain provisions related to the methods of payment for the aggregate exercise price. As a result of this amendment, the warrants were reclassified from liability to equity. The March 2025 warrants are presented as permanent equity within the condensed consolidated balance sheets. Prior to the September 29, 2025 amendment, the warrants were classified as other long-term liabilities. For the nine months ended September 30, 2025 and 2024, the Company recognized a loss of $2,093 and $0, respectively, related to changes in the fair value of the warrants.

April 2025 Common Stock Warrants

On April 1, 2025, the Company issued Common Stock Warrants to purchase up to an aggregate of 35,000 shares of common stock to a vendor in conjunction with a settlement agreement entered into on the same date. Each Warrant has an exercise price of $0.92 per share. The warrants will expire on the three-year anniversary of the initial issuance date. On September 29, 2025, the Company executed an amendment agreement with the warrant holders to modify certain provisions related to the methods of payment for the aggregate exercise price. As a result of this amendment, the warrants were reclassified from liability to equity. The April 2025 warrants are presented as permanent equity within the condensed consolidated balance sheets. Prior to the September 29, 2025 amendment, the warrants were classified as other long-term liabilities. For the nine months ended September 30, 2025 and 2024, the Company recognized a loss of $152 and $0, respectively, related to changes in the fair value of the warrants.

July 2025 Common Stock Warrants

On July 21, 2025, the Company issued Common Stock Warrants to purchase up to an aggregate of 210,000 shares of common stock to a vendor in conjunction with a financing agreement entered into on the same date. Each Warrant has an exercise price of $0.01 per share. The July 2025 Common Stock Warrant will expire on the five-year anniversary of the initial issuance date. On September 29, 2025, the Company executed an amendment agreement with the warrant holders to modify certain provisions related to the methods of payment for the aggregate exercise price. As a result of this amendment, the warrants were reclassified from liability to equity. The July 2025 warrants are presented as permanent equity within the condensed consolidated balance sheets. Prior to the amendment, the warrants were classified as other long-term liabilities. For the nine months ended September 30, 2025 and 2024, the Company recognized a loss of $1,026 and $0, respectively, related to changes in the fair value of the warrants.

The following is a schedule of changes in warrants issued and outstanding from December 31, 2024, to September 30, 2025:

	Seed Class A Warrants February 2021	Seed Class B Warrants February 2021	Series A Warrants September 2022	Common Stock Warrants September 2024	Common Stock Warrants January 2025	Common Stock Warrants March 2025	Common Stock Warrants April 2025	Common Stock Warrants July 2025	Total Common Stock Warrants
Outstanding as of December 31, 2024	45,000	250,000	19,557	410,000	-	-	-	-	724,557
Warrants Issued	-	-	-	-	50,000	417,550	35,000	210,000	712,550
Warrants Exercised	-	-	-	-	-	-	-	-	-
Warrants Cancelled	-	-	-	-	-	-	-	-	-
Outstanding as of September 30, 2025	45,000	250,000	19,557	410,000	50,000	417,550	35,000	210,000	1,437,107

10.	Stock-based Compensation

Effective March 31, 2022, the Company adopted an equity-based compensation plan, the 2022 Stock Plan (the “Plan”), for certain employees and consultants. The Plan provides for the grant of stock options, stock issuances and other equity interests in the Company to the Company’s employees and consultants. The Plan is administered by the Company’s Board of Directors, or a committee appointed by the board.

On August 27, 2024, the Company amended and restated the Plan to increase the shares of Common Stock authorized for issuance to employees and consultants of the Company pursuant to Plan from 1,000,000 shares to 4,450,000 shares.

On February 24, 2025, the Company amended and restated the Plan to decrease the shares of Common Stock authorized for issuance to employees and consultants of the Company pursuant to Plan from 4,450,000 shares to 1,500,000 shares.

As of September 30, 2025 and December 31, 2024, 590,000 and 3,540,000 shares of Common Stock respectively were available for future grant under the Plan.

Stock Options

The Company’s stock options vest over three years and have a ten-year contractual term. The stock options are accounted for as equity awards in accordance with ASC 718, Compensation – Stock Compensation. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.

The following is a summary of the options activities during the nine months ended September 30, 2024:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding balance as of December 31, 2023	542,500	$0.05	7.6	10.5
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	(52,500)	0.15
Outstanding balance as of September 30, 2024	490,000	$0.02	7.6	48.9
Options vested and exercisable as of September 30, 2024	440,556	$0.02	7.6	43.8

The following is a summary of options activities during the nine months ended September 30, 2025:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding balance as of December 31, 2024	490,000	$0.02	7.4	67.5
Granted	-	-
Exercised	(60,000)	-
Forfeited	-	-
Expired	-	-
Outstanding balance as of September 30, 2025	430,000	$0.03	6.7	2,000.5
Options vested and exercisable as of September 30, 2025	428,056	$0.03	6.7	1,991.5

For the nine months ended September 30, 2025 and 2024, the Company recognized total employee stock-based compensation expense of $2 and $10, respectively. For the same periods, the Company recorded non-employee stock-based compensation expense of $2 and $41, respectively.

As of September 30, 2025, total unrecognized stock-based compensation cost related to unvested stock options for employees and non-employees was less than $1. This cost is expected to be recognized over a weighted-average period of 0.08 years.

The total intrinsic value of options exercised during the nine month periods ended September 30, 2025, and 2024 was $281 and $0, respectively.

The total fair value of vested options at September 30, 2025 and 2024 was $277 and $265, respectively.

October 2022 Option Repricing

On October 28, 2022, the Board of Directors approved a repricing of stock options with an exercise price of $0.50 per share to an exercise price of $0.15 per share (the “October 2022 Option Repricing”). As a result of the October 2022 Option Repricing, 510,000 stock options held by 8 grantees were re-priced to a per share exercise price of $0.15. The October 2022 Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. $2 of total incremental stock-based compensation resulted from the modification.

As of the nine months ended September 30, 2025 and 2024, the Company recognized less than $1 and less than $1 of stock-based compensation expense, respectively. As of September 30, 2025, there is no unrecognized stock-based compensation expense from the modification.

December 2023 Option Repricing

On December 11, 2023, the Board of Directors approved a repricing of stock options with an exercise price of $0.15 per share to an exercise price of $0.0001 per share (the “December 2023 Option Repricing”). As a result of the December 2023 Option Repricing, 410,000 stock options held by 7 grantees were re-priced to a per share exercise price of $0.0001. The December 2023 Option Repricing was subject to modification accounting under ASC 718. Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. $3 of total incremental stock-based compensation resulted from the modification.

As of the nine months ended September 30, 2025 and 2024, the Company recognized less than $1 and less than $1 of stock-based compensation expense respectively from the modification. As of September 30, 2025 and 2024, the unrecognized stock-based compensation expense from the modification was less than $1, respectively, expected to be recognized over a weighted average period of approximately 0.1 years and 0.7 years, respectively.

The total stock-based compensation expense related to employees and non-employees are reported in the selling, general and administrative financial statement line item on the condensed consolidated statements of comprehensive (loss) income.

Common Stock Issuances

During the nine months ended September 30, 2025 and 2024, the Company did not issue any shares of Series A Common Stock or Series B Common Stock.

11.	Revenue

The following table disaggregates revenue by service type:

	Nine Months Ended September 30,
	2025	2024
Co-location Mining Services Revenue	$15,781	$17,247
Implementation Services Revenue	-	254
	$15,781	$17,501

The following table presents a roll forward of deferred revenue for the nine and twelve months ended September 30, 2025 and December 31, 2024:

Amount
Balance as of December 31, 2023	$1,847
Revenue recognized	(5,560)
Revenue deferred	5,689
Balance as of December 31, 2024	$1,976
Revenue recognized	(3,694)
Revenue deferred	2,808
Balance as of September 30, 2025	$1,090

12.	Other Income (Expense), net

The following table presents disaggregated activity within other income (expense) for the nine months ended September 30, 2025 and 2024:

	Nine Months Ended September 30,
	2025	2024
Mining revenue	$2,102	$198
Change in fair value of notes payable	(191)	(554)
Other income (expense)	11	(15)
	$1,922	$(371)

13.	Net (Loss) Income Per Share

Basic Earnings Per Shares (“EPS”) is computed as net (loss) income available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through Convertible Preferred Stock, stock warrants and stock options.

	Nine Months Ended September 30,
	2025	2024
Numerator:
Net (loss) income	$(7,249)	$1,681
Deemed dividend upon reclassification of preferred stock to temporary equity	(864)	—
Net (loss) income attributable to common stockholders	$(8,113)	$1,681
Denominator:
Weighted average common shares outstanding—basic	33,422,353	32,980,472
Effect of potentially dilutive securities:
Seed Preferred Stock	—	5,280,000
Series A Preferred Stock	—	1,702,922
Weighted average common shares outstanding—diluted	33,422,353	39,963,394

Earnings per share:
Basic	$(0.24)	$0.05
Diluted	$(0.24)	$0.04

Certain outstanding common share equivalents were excluded from the computation of diluted net (loss) income per share attributable to common stockholders for the periods presented as including them would have been anti-dilutive. A summary of those outstanding common share equivalents is presented in the following table.

	Nine Months Ended September 30,
	2025	2024

Seed Preferred Stock	5,280,000	-
Series A Preferred Stock	1,702,922	-
Common Stock Warrants	797,550	295,000
Stock Options	430,000	490,000
Total potentially dilutive securities	8,210,472	785,000

For the nine months ended September 30, 2025, the effect of the Company’s outstanding Convertible Preferred Stock, warrants and stock options would have been anti-dilutive and are excluded in the calculation of diluted EPS.

14.	Other Comprehensive (Loss) Income and Changes in Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss consist of the following:

Amount
As of December 31, 2023	$(5)
Change in fair value due to instrument specific credit risk	(55)
As of December 31, 2024	(60)
Change in fair value due to instrument specific credit risk	60
As of September 30, 2025	$-

15.	Income Taxes

The Company uses the estimated annual effective tax rate method for calculating its tax provision in interim periods, which represents the Company's best estimate of the effective tax rate expected for the full year. The estimated annual effective tax rate typically differs from the U.S. statutory tax rate, as a result of having a valuation allowance on its deferred tax assets. The Company's effective tax rates were (1.73%) and 4.51% for the nine months ended September 30, 2025 and 2024, respectively, and differed from the federal statutory rate of 21% as the Company recorded a valuation allowance to reduce the value of the net deferred tax assets to zero. The effective tax rate was not zero for both periods as for the interim period there was federal current tax driven by a limitation on net operating loss utilization.

The Company's total tax provision for the nine months ended September 30, 2025, and 2024 is $128 and $85, respectively.

The Company’s tax provision and the resulting effective tax rate for interim periods is determined based upon its estimated annual effective tax rate (“AETR”), adjusted for the effect of discrete items arising in that quarter. The impact of such inclusions could result in a higher or lower effective tax rate during a particular quarter, based upon the mix and timing of actual earnings or losses versus annual projections. In each quarter, the Company updates its estimate of the annual effective tax rate, and if the estimated annual tax rate changes, a cumulative adjustment is made in that quarter.

16.	Commitments and Contingencies

Legal Proceedings

The Company is subject to certain claims and contingent liabilities that arise in the normal course of business. While we do not expect that the ultimate resolution of any of these pending actions will have a material effect on our condensed consolidated results of operations and comprehensive (loss) income, financial position or cash flows, litigation is subject to inherent uncertainties. As such, there can be no assurance that any pending legal action, which we currently believe to be immaterial, does not become material in the future.

Northeast Data LLC, Blockfusion, Niagara Mohawk Power Corp, National Grid, Arch Specialty Insurance, Alliant Insurance Services Inc.:

On May 10, 2022, a fire and explosion at the Company’s data center facility substantially destroyed the main electrical substation and other portions of the facility, resulting in a temporary cessation of operations until repairs were completed. The Company believes the fire was caused by the gross negligence of National Grid and has filed legal action to recover damages.

As of September 30, 2025 and December 31, 2024, the matter remains in litigation and no amounts related to the contingency gain or loss recovery have been recorded in the accompanying financial statements. The Company will continue to monitor developments and record amounts if and when the proceeds in excess of losses are realizable.

Bit Digital USA, Inc. v. Blockfusion USA, Inc., Superior Court of the State of Delaware, C.A. No. N24C-05-306 (CCLD)

On June 4, 2024, Bit Digital filed a complaint alleging breach of contract, and related claims in connection with a terminated Mining Services Agreement (MSA). Bit Digital is seeking the return of deposits, advances, and payments totaling approximately $4,326, which are recorded on the Company’s consolidated balance sheets as customer deposits as of September 30, 2025. In addition, Bit Digital has asserted further claims that, in aggregate, increase the total claim amount to an excess of $5,000. Management has assessed the likelihood of an unfavorable outcome as reasonably possible but not probable; therefore, no loss accrual has been recorded. The Company will continue to monitor the matter and update its assessment as new information becomes available.

17.	Segments

The following table presents significant segment expenses for the Company’s single operating segment, along with a reconciliation to net (loss) income:

	Nine Months Ended September 30,
	2025	2024
Revenue	$15,781	$17,501
Less: Significant segment expenses
Utilities	12,917	13,184
Onsite management	1,135	1,253
Employee and consulting expense	1,475	1,432
Legal fees	603	282
Interest expense	1,652	2,106
Less: Depreciation and amortization	693	806
Plus: Other segment items*	(4,427)	3,328
Net (loss) income before (provision) benefit for income taxes	(7,121)	1,766
(Provision) benefit for income taxes	(128)	(85)
Net (loss) income	$(7,249)	$1,681

*	Other segment items included in net (loss) income primarily include other selling, general and administrative, Energy Program income, and other (expense) income, net.

18.	Related Party Transactions

The Company had an aggregate amount of accrued expenses due to related parties of $2,933 and $2,629 as of September 30, 2025 and December 31, 2024, respectively. Of these amounts, $1,064 and $977 were owed to the Chief Executive Officer as of September 30, 2025 and December 31, 2024, respectively; $1,065 and $965 were owed to the Chief Operating Officer as of September 30, 2025 and December 31, 2024, respectively; and $804 and $687 were owed to the Company’s general counsel as of September 30, 2025 and December 31, 2024, respectively. These amounts are included, and disclosed, within the accrued expenses and other current liabilities line item on the condensed consolidated balance sheets.

In March 2024, the Company entered into promissory note agreements with its Chief Executive Officer and Chief Operating Officer. These agreements govern the terms of all amounts subsequently issued to the Chief Executive Officer and Chief Operating Officer under the notes. During the nine months ended September 30, 2025 and year ended December 31, 2024, the Company advanced an aggregate of $110 and $140, respectively, to the Chief Executive Officer and $135 and $115, respectively, to the Chief Operating Officer pursuant to these agreements. Aggregate advances outstanding as of September 30, 2025 and December 31, 2024 is $500 and $250, respectively. Each advance bears interest at the applicable federal rate in effect at the time of issuance. Principal and accrued and unpaid interest under the promissory note agreements are payable in full on the maturity date in March 2029. Pursuant to ASC 310, Receivables, receivables from a parent or another affiliate should be recorded in contra-equity. The promissory note balances are presented within additional paid-in capital on the condensed consolidated balance sheets. As of December 31, 2024, the notes with the Chief Executive Officer and Chief Operating Officer had accrued and unpaid interest of $1 and $1, respectively. Interest will be recognized as a capital contribution upon receipt.

An unconsolidated affiliate of the Company granted the Company the right to use the Blockfusion trade name on a royalty-free basis during the nine months ended September 30, 2025 and 2024.

As of September 30, 2025 and December 31, 2024, a non-employee Board member held warrants to purchase up to 51,519 shares of Series A Common Stock and warrants to purchase up to 250,000 shares of Series B Common Stock. As of September 30, 2025 and December 31, 2024, the Chief Operating Officer held warrants to purchase up to 13,038 shares of Series A Common Stock, respectively. Refer to Note 9 for further details regarding these warrants. All warrants held by the aforementioned parties were issued prior to December 31, 2023. There were no issuances or exercises by related parties during the nine months ended September 30, 2025 or year ended December 31, 2024, respectively.

During the nine months ended September 30, 2025, the Company’s Chief Executive Officer purchased 1,440,000 shares of Series Seed Preferred Stock from a related party for $200. Subsequently, the Chief Executive Officer sold 1,152,000 shares to certain members of Company management for aggregate proceeds of $160.

19.	Subsequent Events

The Company has evaluated all events subsequent to September 30, 2025 and through December 5, 2025, which represents the date these condensed consolidated financial statements were available to be issued. The Company is not aware of any subsequent event that would require recognition or disclosure in the condensed consolidated financial statements other than those described below.

Promissory Note with Related Party

On October 24, 2025, a member of Company management executed a promissory note in favor of the Company in the principal amount of $136. The note was funded through the transfer of Bitcoin to the Company. The note bears interest at a rate of 12% per annum and matures on October 24, 2026. At maturity, the outstanding principal and any accrued and unpaid interest will be repaid in a form to be determined at that time. The transaction was reviewed and approved by the Company’s Board of Directors.

Business Combination Agreement

On November 19, 2025, the Company entered into the Business Combination Agreement with Blue Acquisition Corp., a Cayman Islands exempted company (“Blue SPAC”), Blockfusion Data Centers, Inc. (“Pubco”), Atlas I Merger Sub (“SPAC Merger Sub”) and Atlas Merger Sub, Inc. (“Company Merger Sub”). The Business Combination Agreement provides, among other things, that in accordance with the terms and subject to the conditions set forth therein, a business combination between Blue SPAC and Blockfusion will be affected. At the effective time of the merger, SPAC Merger Sub shall be merged with and into Blue SPAC, with SPAC Merger Sub ceasing to exist and Blue SPAC continuing its corporate existence as the surviving company, and Company Merger Sub will merge with and into Blockfusion, with Company Merger Sub ceasing to exist and Blockfusion continuing its corporate existence as the surviving Company. As a result, Blockfusion and Blue SPAC will become wholly owned subsidiaries of Pubco and Pubco will become a publicly traded company.

Promissory Note with Chief Executive Officer of Blue SPAC

On December 2, 2025, the Chief Executive Officer of Blue SPAC executed a promissory note in favor of the Company in the principal amount of $150. The note bears interest at a rate of 12% per annum and matures on December 2, 2026 or immediately upon closing of the Business Combination with Blue SPAC. At maturity, the outstanding principal and any accrued and unpaid interest will be repaid in a form to be determined at that time. The transaction was reviewed and approved by the Company’s Board of Directors.

Audited Financial Statements of Blockfusion Data Centers, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Blockfusion Data Centers, Inc.

Opinion

We have audited the accompanying consolidated balance sheet of Blockfusion Data Centers, Inc. (the “Company”) as of November 3, 2025, the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the period from September 29, 2025 (inception) to November 3, 2025, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 3, 2025, and the results of its operations and its cash flows for the period from September 29, 2025 (inception) to November 3, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had a working capital deficit, no cash, was established for the sole purpose of facilitating the consummation of a business combination, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Elliott Davis, PLLC

We have served as the Company’s auditor since 2025.

Charlotte, North Carolina

December 5, 2025

Blockfusion Data Centers, Inc.
Consolidated Balance Sheet

November 3, 2025

Assets
Total current assets	-
Total assets	$-

Liabilities and stockholder's deficit
Current liabilities:
Due to related party	$10,266
Total current liabilities	10,266
Total liabilities	10,266

Stockholder's deficit
Common stock, $0.0001 par value; 1,000 shares authorized, 1,000 issued and outstanding	$-
Additional paid-in capital	100
Accumulated deficit	(10,265)
Stock subscription receivable	(101)
Total stockholder's deficit	(10,266)
Total liabilities and stockholder's deficit	$-

See accompanying notes to consolidated financial statements.

Blockfusion Data Centers, Inc.
Consolidated Statement Of Operations

For the period from September 29, 2025 (inception) through November 3, 2025

General and administrative expenses	$10,265
Loss from operations	$(10,265)

Net loss	$(10,265)

Weighted average shares of common stock outstanding, basic and diluted	1,000
Basic and diluted net loss per share of common stock	$(10.27)

See accompanying notes to consolidated financial statements.

Blockfusion Data Centers, Inc.
Consolidated Statement of Changes in Stockholder’s Deficit

For the period from September 29, 2025 (inception) through November 3, 2025

	Common stock		Additional paid-in	Stock subscription	Accumulated	Total stockholder's
	Shares	Amount	capital	receivable	deficit	deficit
Balance at September 29, 2025 (inception)	-	$-	$-	$-	$-	$-
Issuance of common stock	1,000	-	100	(100)	-	-
Atlas I Merger Sub stock subscription receivable	-	-	-	(1)	-	(1)
Net loss	-	-	-	-	(10,265)	(10,265)
Balance at November 3, 2025	1,000	$-	$100	$(101)	$(10,265)	$(10,266)

See accompanying notes to consolidated financial statements.

Blockfusion Data Centers, Inc.
Consolidated Statement of Cash Flows

For the period from September 29, 2025 (inception) through November 3, 2025

Cash flows from operating activities:
Net loss	$(10,265)
Adjustments to reconcile net loss to net cash from operations:
Changes in operating assets and liabilities:
Due to related party	$10,265
Net cash from operating activities	-

Net change in cash	-

Cash - beginning of period	-
Cash - end of period	$-
Non-cash investing and financing activity:
Due to related party for Atlas I Merger Sub share transfer	$1

See accompanying notes to consolidated financial statements.

1.	Organization

Nature of the business

Blockfusion Data Centers, Inc. (the “Company” or “Pubco”) was incorporated in Delaware on September 29, 2025, under the name Atlas Pubco Inc. On November 6, 2025, the Company’s board of directors approved and filed an amendment to its certificate of incorporation to change the Company’s name to Blockfusion Data Centers, Inc. The Company was formed for the purpose of consummating merger transactions between Blockfusion USA, Inc. (“Blockfusion”), a Delaware corporation, and Blue Acquisition Corp. (“Blue” or “SPAC”), a Cayman Islands exempted and publicly-traded special purpose acquisition company. These merger transactions are described directly below in the section titled, “Proposed merger transactions.”

On September 30, 2025, Atlas Merger Sub, Inc. (“Atlas Merger Sub”), a Delaware corporation, was formed. Following the formation of Atlas Merger Sub, the Company entered into a subscription agreement to purchase 1,000 shares of Atlas Merger Sub common stock, par value $0.0001 per share, which represents 100% ownership in Atlas Merger Sub, in exchange for an agreement to pay a subscription price of $100. The subscription price will be paid on behalf of the Company by its sole stockholder.

On October 9, 2025, Atlas I Merger Sub (“SPAC Merger Sub”), a Cayman Islands exempted company, was formed. Following its formation, the Company entered into a subscription agreement with the SPAC Merger Sub’s sole stockholder to acquire one share of SPAC Merger Sub common stock, par value $0.0001 per share, representing 100% ownership of SPAC Merger Sub. The subscription price of $1 will be paid by the Company to the sole stockholder of SPAC Merger Sub.

Liquidity and going concern

For the period from September 29, 2025 (inception) through November 3, 2025, the Company reported a net loss of $10,265. As of November 3, 2025, the Company had no cash or cash equivalents and a working capital deficit of $10,266.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As the Company was established for the sole purpose of facilitating the consummation of a business combination as described above, it is likely that the Company will cease all operations, except for the purpose of liquidating, in the event that the business combination is not consummated timely or the deal is terminated altogether. The liquidity condition and potential dissolution if the business combination is not consummated in a timely manner raise substantial doubt about the Company’s ability to continue as a going concern.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these consolidated financial statements are available to be issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of the Company, the accompanying consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for fair presentation of its financial position as of November 3, 2025 and results of operations and cash flows for the period from September 29, 2025 (inception) through November 3, 2025.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Atlas Merger Sub, Inc. and Atlas I Merger Sub. All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash or cash equivalents as of November 3, 2025.

Net loss per share

Net loss per share is computed by dividing net loss by the weighted average number of shares outstanding for the period. For purposes of calculating diluted loss per share, the denominator includes both the weighted average number of shares outstanding during the period and the number of common share equivalents if the inclusion of such common share equivalents is dilutive.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of the net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of November 3, 2025, no accrued interest or penalties are included in the consolidated balance sheet.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently issued accounting standards not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires disclosure of specific information about costs and expenses within relevant expense captions on the face of the income statement, qualitative descriptions for expense captions not specifically disaggregated quantitatively, and the total amount and definition of selling expenses for interim and annual reporting periods. This standard is effective for the Company’s annual reporting period beginning January 1, 2027, and interim reporting periods beginning January 1, 2028, and should be applied on a retrospective or prospective basis, with early adoption permitted. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

3.	Related party transactions

On September 30, 2025, the Company entered into a subscription agreement with its sole director and executive officer who serves as the Company’s President and Chief Financial Officer. Under the agreement, he subscribed to purchase 1,000 shares of common stock, with a par value of $0.0001 per share, for a total subscription price of $100. As of November 3, 2025, the $100 subscription price remains unpaid and is presented as a stock subscription receivable on the consolidated balance sheet.

On October 9, 2025, the Company entered into a subscription agreement with the sole stockholder of SPAC Merger Sub to acquire the single outstanding share of SPAC Merger Sub common stock, par value $0.0001, representing 100% ownership of SPAC Merger Sub. In exchange, the Company agreed to pay a subscription price of $1 to the sole stockholder. As of November 3, 2025, the subscription price remained unpaid and is reflected as a due to related party on the consolidated balance sheet, as the sole stockholder of SPAC Merger Sub qualifies as a related party under ASC 850-10-20.

As of November 3, 2025, an aggregate of $5,089 was paid by Blue to cover formation costs on behalf of the Company, Atlas Merger Sub, and SPAC Merger Sub. Additionally, $5,177 of accounting advisory fees will be paid by Blue and/or Blockfusion on behalf of the Company. These amounts are reflected as a due to related party on the consolidated balance sheet. Upon consummation of the SPAC Merger and Atlas Merger, the SPAC and Blockfusion will become wholly-owned subsidiaries of the Company, and the due to related party balance will eliminate in consolidation.

4.	Stockholder’s deficit

Common stock

The Company is authorized to issue 1,000 shares of common stock with a par value of $0.0001 per share. As of November 3, 2025, there are 1,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder to one vote.

5.	Segment information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Chief Operating Decision Maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s Chief Financial Officer has been identified as the CODM. The CODM reviews the working capital, operating results and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. The key factors used in determining the Company’s reportable segments include organizational structure and information that is regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. Accordingly, management has determined that there is only one operating and reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss which is reported on the consolidated statement of operations as net income or loss. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews the below key metric included in net income or loss:

For the period from September 29, 2025 (inception) through November 3, 2025
General and administrative expenses	$10,265

General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction. The CODM also reviews general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budgets. General and administrative expenses, as reported on the consolidated statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

6.	Income taxes

The Company's entire pretax loss for the period from September 29, 2025 (inception) through November 3, 2025 was from its U.S. domestic operations and resulted in no tax expense or benefit.

A reconciliation of the Company's statutory income tax rate to the Company’s effective income tax rate is as follows:

For the period from September 29, 2025 (inception) through November 3, 2025
Income at US statutory rate	21.0%
State taxes, net of federal benefit	-%
Permanent differences	-%
Tax credits	-%
Tax law change	-%
Foreign rate differential	-%
Change in valuation allowance	(21.0)%
Other	-%
Effective tax rate	-%

The net deferred income tax asset balance related to the following (in thousands):

For the period from September 29, 2025 (inception) through November 3, 2025
Amortization	3
Net operating loss carryforwards	-
Credits	-
Total deferred tax assets	3
Valuation allowance	(3)
Net deferred tax assets	-

As of November 3, 2025 the Company had a federal net operating loss carryforward of $171. As of November 3, 2025, the Company had state net operating loss carryforwards of $171. Of the $171 of federal net operating loss carryforwards, $171 may be carried forward indefinitely. The state net operating loss carryforwards may be carried forward indefinitely.

As of November 3, 2025, the Company does not have federal and state tax credits.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of November 3, 2025 the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations from September 29, 2025 (inception) through November 3, 2025. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of November 3, 2025.

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since we became a “loss corporation” as defined in Section 382. Future changes in our stock ownership, which may be outside of our control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the net operating loss carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to us.

The Tax Cuts and Jobs Act (“TCJA”) resulted in significant changes to the treatment of research and developmental (“R&D”) expenditures under Section 174 of the IRC. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all R&D expenditures that are paid or incurred in connection with their trade or business. Specifically, costs for U.S.-based R&D activities must be amortized over five years and costs for foreign R&D activities must be amortized over 15 years—both using a midyear convention. As of November 3, 2025, the Company has not incurred R&D expenditures.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which we operate or do business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

We record uncertain tax positions as liabilities in accordance with ASC 740 and adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of November 3, 2025 we have not recorded any uncertain tax positions in our financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. As of November 3, 2025 no accrued interest or penalties are included in the consolidated balance sheet.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it is incorporated. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations.

7.	Subsequent events

The Company has evaluated all events subsequent to November 3, 2025 and through December 5, 2025, which represents the date these consolidated statements were available to be issued. Based upon this review, the Company is not aware of any subsequent event that would require recognition or disclosure in the consolidated financial statements other than those described below.

Proposed merger transactions

On November 19, 2025, Blue entered into a Business Combination Agreement with Blockfusion, the Company, SPAC Merger Sub, and Atlas Merger Sub.

In accordance with the terms and conditions set forth in the Business Combination Agreement, the parties intend to effect a business combination transaction pursuant to which: (i) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger”) and as a result of which each issued and outstanding security of SPAC immediately prior to the effective time of the SPAC Merger shall no longer be outstanding and shall automatically be cancelled in exchange for which the security holders of SPAC shall receive substantially equivalent securities of Pubco, (ii) Atlas Merger Sub will merge with and into Blockfusion, with Blockfusion continuing as the surviving entity (the “Blockfusion Merger,” and together with the SPAC Merger, the “Mergers”), and as a result of which each issued and outstanding security of Blockfusion immediately prior to the effective time of the Blockfusion Merger shall no longer be outstanding and shall automatically be cancelled in exchange for which the security holders of Blockfusion shall receive shares of common stock of Pubco. As a result of the Mergers and other transactions contemplated by the Business Combination Agreement, SPAC and Blockfusion will become wholly-owned subsidiaries of Pubco, and Pubco will become a publicly traded company.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Pubco’s amended and restated certificate of incorporation will provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Pubco’s bylaws will provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Pubco will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require Blue, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statements Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit
1.1†#	Business Combination Agreement, dated as of November 19, 2025, by and among Blue, Pubco, Blue Merger Sub, Company Merger Sub, and Blockfusion (incorporated by reference to Exhibit 2.1 to Blue’s Current Report on Form 8-K, filed with the SEC on November 19, 2025).
3.1	Amended and Restated Memorandum and Articles of Association of Blue, as currently in effect (incorporated herein by reference to Exhibit 3.1 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
3.2	Form of Amended and Restated Certificate of Incorporation of Pubco, to become effective upon the Business Combination (attached as Annex C to the proxy statement/prospectus contained in this Registration Statement).
3.3	Form of Amended and Restated Bylaws of Pubco, to become effective upon the Business Combination (attached as Annex D to the proxy statement/prospectus contained in this Registration Statement).
4.1	Form of Specimen Blue Unit Certificate (incorporated herein by reference to Exhibit 4.1 to Blue’s Registration Statement on Form S-1 filed on May 14, 2025).
4.2	Form of Specimen Blue Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to Blue’s Registration Statement on Form S-1 filed on May 14, 2025).
4.3	Form of Specimen Blue Share Right Certificate (see Exhibit A to Exhibit 4.4).
4.4	Share Rights Agreement, dated June 12, 2025, by and between Blue and CST (incorporated herein by reference to Exhibit 4.1 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
5.1*	Opinion of Winston & Strawn LLP.
8.1*	Tax Opinion of Ellenoff Grossman and Schole LLP.
10.1	Underwriting Agreement, dated June 12, 2025, by and between Blue and BTIG, as representative of the underwriters (incorporated herein by reference to Exhibit 1.1 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
10.2	Investment Management Trust Agreement dated June 12, 2025, by and between Blue and CST (incorporated herein by reference to Exhibit 10.1 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
10.3	Registration Rights Agreement dated June 12, 2025, by and among Blue, the Sponsor, the IPO Underwriters and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.2 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
10.4	Private Placement Units Purchase Agreement, dated June 12, 2025, by and between Blue and the Sponsor (incorporated herein by reference to Exhibit 10.3 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
10.5	Private Placement Units Purchase Agreement, dated June 12, 2025, between Blue and IPO Underwriters (incorporated herein by reference to Exhibit 10.4 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
10.7	Letter Agreement, dated June 12, 2025, by and among Blue, Sponsor and each of the officers, directors and advisors of Blue and the other parties signatory thereto (incorporated herein by reference to Exhibit 10.5 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
10.8	Administrative Services Agreement, dated February 20, 2025, by and dated June 12, 2025, by and between Blue and Blue Holdings (incorporated herein by reference to Exhibit 10.7 to Blue’s Current Report on Form 8-K filed on June 17, 2025).
10.9	Securities Subscription Agreement, dated February 20, 2025, by and between the Sponsor and Blue (incorporated herein by reference to Exhibit 10.8 to Blue’s Registration Statement on Form S-1 filed on May 14, 2025).
10.10	Form of Indemnity Agreement between Blue and certain indemnitees (incorporated herein by reference to Exhibit 10.6 to Blue’s Current Report on Form 8-K filed on June 17, 2025).

10.11	Form of Company Support Agreement, dated November 19, 2025, by and among Blue, Blockfusion and certain Company Stockholders (incorporated herein by reference to Exhibit 10.1 to Blue’s Current Report on Form 8-K filed on November 19, 2025).
10.12	Form of Lock-Up Agreement, dated November 19, 2025, by and among Pubco, Blue, and certain Company Stockholders (incorporated herein by reference to Exhibit 10.2 to Blue’s Current Report on Form 8-K filed November 19, 2025).
10.13	Insider Letter Amendment, dated November 19, 2025, by and among Blue, the Sponsor, Pubco, Blockfusion, BTIG, and Blue’s officers and directors (at the time of the IPO) (incorporated herein by reference to Exhibit 10.3 to Blue’s Current Report on Form 8-K filed November 19, 2025).
10.14	Form of Non-Competition and Non-Solicitation Agreement, dated November 19, 2025, by and among Pubco, Blue, and Blockfusion’s officers and directors (incorporated herein by reference to Exhibit 10.4 to Blue’s Current Report on Form 8-K filed on November 19, 2025).
10.15	Form of Amended and Restated Registration Rights Agreement, by and among Pubco, Blue, Sponsor, IPO Underwriters, and certain Company Stockholders (incorporated herein by reference to Exhibit 10.5 to Blue’s Current Report on Form 8-K filed on November 19, 2025).
10.17*	Form of Employment Agreement by and between Pubco and Alex Martini-Lo Manto.
10.18*	Form of Employment Agreement by and between Pubco and Kant Trivedi.
10.19*	Form of Employment Agreement by and between Pubco and Robert Scott.
10.20*	Form of Pubco director and officer Indemnification Agreement.
10.21*	Form of Voting Agreement.
10.22*	National Grid Deferred Payment Agreement dated February 13, 2025, by and between National Grid and North East Data LLC
10.23*	Revised and Restated Mining Services Agreement with Solar Liberty dated November 23, 2022, by and between Blockfusion USA, Inc. and Solar Liberty, Inc., as amended by the Binding Letter of Intent for Expansion dated February 17, 2023, Expansion Amendment No. 2 dated February 12, 2024, and Expansion Amendment No. 3 dated December 10, 2024 and Expansion Amendment No. 4 dated November 13, 2025
10.24*	Co-Location Mining Services Agreement dated December 15, 2023, by and between Blockfusion USA, Inc. and NY 3 Mining LLC, as amended by Amendment No. 1 dated February 7, 2024, as further amended by Amendment No. 2 dated March 25, 2024 and as further amended by Amendment No. 3 dated March 1, 2025
10.25*	Indemnification Agreement, dated as of February 9, 2021, by and between Blockfusion USA, Inc., and Emiliano Lo Manto aka Alex Martini.
10.26*	Indemnification Agreement, dated as of February 9, 2021, by and between Blockfusion USA, Inc., and Kant Trivedi.
10.27*	Indemnification Agreement, dated as of February 9, 2021, by and between Blockfusion USA, Inc., and Gustavo Mana.
10.28*	Indemnification Agreement, dated as of January 5, 2022, by and between Blockfusion USA, Inc., and Robert Scott.
10.29*	Gensler Architecture Agreement dated March 3, 2025, by and between Blockfusion USA, LLC and Gensler Architecture, Design & Planning, P.C.
10.30*	Thornton Tomasetti Structural Engineering Agreement dated June 12, 2025, by and between Blockfusion USA, Inc. and Thornton Tomasetti, Inc.
10.31*	Jaros, Baum & Bolles MEP Engineering Agreement dated February 6, 2025, by and between Blockfusion and Jaros, Baum & Bolles Consulting Engineers, LLP
10.32*	Jaros, Baum & Bolles MEP Engineering Agreement dated September 25, 2025, by and between Blockfusion and Jaros, Baum & Bolles Consulting Engineers, LLP
10.33*	Management Services Agreement dated June 1, 2022 between Thunderra LLC and Blockfusion USA, Inc.

10.34*	Promissory Note issued in March 1, 2024 by Alex Martini in favor of the Company in the original principal amount of $15,393.75.
10.35*	Promissory Note issued in March 1, 2024 by Kant Trivedi in favor of the Company in the original principal amount of $15,393.75.
10.36*	Promissory Note issued in October 24, 2025 by the Company in favor of Robert Scott in the original principal amount of $135,535.73.
10.37*	Settlement Agreement dated December 2023 by and between the Company and the City of Niagara Falls
10.38*	Blockfusion Trademark License Agreement dated September 1, 2021, by and between Blockfusion Ventures, Inc. and Blockfusion USA, Inc.
10.39*	Co-Location Services Agreement dated October 6, 2025, by and between Blockfusion USA, Inc. and Midnight Holdings, Inc.
10.40	Promissory Note, dated December 2, 2025, issued by Blockfusion USA, Inc to Ketan Seth.
21.1*	List of Subsidiaries.
23.1	Consent of Elliott Davis, PLLC, independent registered public accounting firm of Blue, Pubco and Blockfusion.
23.2*	Consent of Winston & Strawn LLP (included in Exhibit 5.1).
23.3*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1).
24.1	Power of Attorney (included on the signature page of this registration statement).
99.1	Consent of Alex Martini-Lo Manto to be named as a director nominee.
99.2	Consent of Kant Trivedi to be named as a director nominee.
99.3	Consent of Alberto Pontonio to be named as a director nominee.
99.4	Consent of Ketan Seth to be named as a director nominee.
99.5	Consent of Aber Whitcomb to be named as a director nominee.
99.9*	Preliminary Proxy Card.
107	Filing Fee Table.

†	Indicates management contract or compensatory plan or arrangement.
#	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
*	To be filed by amendment.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York on the 5th day of December, 2025.

Blockfusion Data Centers, Inc.

By:	/s/ Robert Scott
	Name:	Robert Scott
	Title:	President, Chief Financial Officer, Secretary, and Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Robert Scott	President, Chief Financial Officer, Secretary, and Treasurer	December 5, 2025
Robert Scott	(Principal Executive, Financial and Accounting Officer)

SIGNATURES

Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York on the 5th day of December, 2025.

Blockfusion USA, Inc.

By:	/s/ Emiliano Lo Manto
	Name:	Emiliano Lo Manto
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints Emiliano Lo Manto as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name	Position	Date

/s/ Emiliano Lo Manto	Chief Executive Officer and Director	December 5, 2025
Emiliano Lo Manto	(Principal Executive Officer)

/s/ Kant Trivedi	Chief Operating Officer and Director	December 5, 2025
Kant Trivedi	(Principal Financial and Accounting Officer)

/s/ Gustavo Mana	Director	December 5, 2025
Gustavo Mana

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

Blue Acquisition Corp.,

as SPAC,

Blockfusion Data Centers, Inc.,
as Pubco,

Atlas I Merger Sub,
as SPAC Merger Sub,

Atlas Merger Sub, Inc.,
as Company Merger Sub,

and

Blockfusion USA, Inc.,
as the Company

Dated as of November 19, 2025

A-i

IV. representations and warranties of SPAC, pubco AND THE MERGER SUBS	15
4.1.Organization and Standing	15
4.2. Authorization; Binding Agreement	16
4.3. Governmental Approvals	16
4.4. Non-Contravention	16
4.5. Capitalization	17
4.6. Ownership of Pubco Common Stock	17

v. representations and warranties of THE COMPANY	17
5.1. Organization and Standing	17
5.2. Authorization; Binding Agreement	18
5.3. Capitalization	18
5.4. Subsidiaries	20
5.5. Governmental Approvals	20
5.6. Non-Contravention	20
5.7. Financial Statements	21
5.8. Absence of Certain Changes	22
5.9. Compliance with Laws	22
5.10. Company Permits	22
5.11. Litigation	22
5.12. Material Contracts	23
5.13. Intellectual Property	24
5.14. Taxes and Returns	27
5.15. Real and Personal Property	28
5.16. Title to and Sufficiency of Assets	29
5.17. Employee Matters	30
5.18. Benefit Plans	31
5.19. Environmental Matters	33
5.20. Transactions with Related Persons	35
5.21. Insurance	35
5.22. Books and Records	36
5.23. Top Customers and Suppliers	36
5.24 Certain Business Practices	36
5.25 Privacy and Data Security	37
5.26. Investment Company Act	38
5.27. Finders and Brokers	38
5.28. Exclusivity of Representations	38
5.29. Information Supplied	39

A-ii

VI. COVENANTS	39
6.1. Access and Information	39
6.2. Conduct of Business of the Company	40
6.3. Conduct of Business of SPAC	42
6.4. Additional Financial Information	45
6.5. SPAC Public Filings	46
6.6. No Solicitation; Change in Recommendation	46
6.7. No Trading	48
6.8. Notification of Certain Matters	48
6.9. Efforts	49
6.10. Tax Matters	50
6.11. Further Assurances	50
6.12. The Registration Statement	51
6.13. Company Stockholder Meeting	52
6.14. Public Announcements	52
6.15. Confidential Information	53
6.16. Documents and Information	54
6.17. Post-Closing Board of Directors and Executive Officers	54
6.18. Indemnification of Officers and Directors; Tail Insurance	55
6.19. Trust Account Proceeds	55
6.20. Transaction Financing	56
6.21. Trademark Assignment	56
6.22. Underwriting Agreement	56

VII. Closing conditions	56
7.1. Conditions of Each Party’s Obligations	56
7.2. Conditions to Obligations of the Company	57
7.3. Conditions to Obligations of SPAC	58
7.4. Frustration of Conditions	60

VIII. TERMINATION AND EXPENSES	60
8.1. Termination	60
8.2. Effect of Termination	61
8.3. Fees and Expenses	61

Ix. WAIVERS and releases	62
9.1. Waiver of Claims Against Trust	62

A-iii

x. MISCELLANEOUS	63
10.1. Notices	63
10.2. Binding Effect; Assignment	63
10.3. Third Parties	63
10.4. Governing Law; Jurisdiction	64
10.5. WAIVER OF JURY TRIAL	64
10.6. Specific Performance	64
10.7. Severability	65
10.8. Amendment	65
10.9. Waiver	65
10.10. Entire Agreement	65
10.11. Interpretation	66
10.12. Counterparts	66
10.13. Legal Representation	67

XI DEFINITIONS	67
11.1. Certain Definitions	67
11.2. Section References	79

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Company Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Insider Letter Amendment
Exhibit D	Form of Non-Competition and Non-Solicitation Agreement
Exhibit E	Form of Amended Registration Rights Agreement

A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of November 19, 2025 by and among (i) Blue Acquisition Corp., a Cayman Islands exempted company, “SPAC”), (ii) Blockfusion Data Centers, Inc., a Delaware corporation (“Pubco”), (iii) Atlas I Merger Sub, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), (iv) Atlas Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub” and together with SPAC Merger Sub, the “Merger Subs,” and the Merger Subs collectively with Pubco, the “Company Parties”), and (v) Blockfusion USA, Inc., a Delaware corporation (together with its successors, the “Company”). SPAC, Pubco, SPAC Merger Sub, Company Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

A. The Company is in the business of the development and operation of data centers (the “Company Business”);

B. Pubco is a newly incorporated Delaware corporation that is owned entirely by one or more directors or officers of the Company, and Pubco owns all of the issued and outstanding equity interests of SPAC Merger Sub and Company Merger Sub, each of which is a newly organized entity formed for the sole purpose of effecting the Mergers (as defined below);

C. Upon the terms and subject to the conditions set forth herein, the Parties desire and intend to effect a business combination transaction pursuant to which (i) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger”) and as a result of which each issued and outstanding security of SPAC immediately prior to the effective time of the SPAC Merger shall no longer be outstanding and shall automatically be cancelled and extinguished in exchange for which the security holders of SPAC shall receive substantially equivalent securities of Pubco and (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger,” and together with the SPAC Merger, the “Mergers”), and as a result of which each issued and outstanding security of the Company immediately prior to the effective time of the Company Merger shall no longer be outstanding and shall automatically be cancelled in exchange for which the security holders of the Company shall receive shares of common stock of Pubco and (iii) as a result of which Mergers, SPAC and the Company will become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company;

D. The boards of directors of Pubco, SPAC and SPAC Merger Sub have each (i) determined that the respective Mergers to which they are a party are fair, advisable and in the best interests of their respective companies and stockholders or shareholders (as relevant), (ii) approved this Agreement and the transactions contemplated hereby, including the respective Mergers to which they are a party, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders, shareholders or class of stockholders or shareholders (as relevant) the approval and adoption of this Agreement and the transactions contemplated hereby (to which they are or will be party to, respectively), including the respective Mergers to which they are a party (in case of the recommendation of the board of directors of SPAC, the “SPAC Board Recommendation”);

E. The board of directors of the Company has unanimously (i) determined that the Company Merger is fair, advisable and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Company Merger, upon the terms and subject to the conditions set forth herein and (iii) determined to recommend to its members the approval and adoption of this Agreement and the transactions contemplated hereby, including the Company Merger;

F. Contemporaneously with the execution and delivery of this Agreement, SPAC has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Company Support Agreements”) signed by the Company and the Company Stockholders listed on Schedule 1.1 hereto with respect to the Company Common Stock and the Company Preferred Stock held by them sufficient to approve the adoption of this Agreement and approve the Company Merger and the other transactions contemplated by this Agreement (including any separate class or series votes of Company Preferred Stock (as defined herein));

G. Contemporaneously with the execution and delivery of this Agreement, Lock-Up Stockholders have each entered into a Lock-Up Agreement with Pubco and SPAC, the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”);

H. Contemporaneously with the execution and delivery of this Agreement, SPAC, the Company, Pubco and the IPO Underwriters have entered into an amendment to the Letter Agreement with the Sponsor and SPAC’s directors and officers in connection with the SPAC’s IPO (the “Insider Letter”), a copy of which is attached as Exhibit C hereto (the “Insider Letter Amendment”), pursuant to which, among other matters, effective as of the Closing, Pubco shall assume and be assigned the rights and obligations of SPAC under the Insider Letter, subject to and contingent upon the Closing;

I. Contemporaneously with the execution and delivery of this Agreement, SPAC, Pubco and the Company have entered into a Non-Competition and Non-Solicitation Agreement in favor of Pubco and the Company with Alex Martini-Lo Manto, Kant Trivedi and Robert Scott, the form of which is attached as Exhibit D hereto (collectively, the “Non-Competition Agreements”), which will be effective as of Closing and will provide for a restricted period from the Closing until the second anniversary of the Closing Date;

J. Contemporaneously with the Closing, SPAC, Pubco, the Sponsor and certain stockholders of the Company to be mutually agreed by the Company and SPAC, will execute and deliver an amendment and restatement of the Founder Registration Rights Agreement, the form of which is attached as Exhibit E hereto (the “Amended Registration Rights Agreement”), to, among other matters, have Pubco assume the registration obligations of SPAC under the Founder Registration Rights Agreement, have such rights apply to the shares Pubco Common Stock, and to provide such stockholder of the Company with registration rights thereunder;

K. Promptly following the date hereof, Pubco (or one or more Subsidiaries of Pubco) intends to enter into employment agreements with each of the individuals set forth on Schedule 7.3(g)(v) (collectively, the “Employment Agreements”), in each case to be effective as of Closing;

L. The Parties hereby agree and acknowledge that for U.S. federal income tax purposes, the Mergers are intended to qualify as an exchange described in Section 351 of the Code; and

M. Certain capitalized terms used herein are defined in Article XI hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1 The SPAC Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement, and the laws of the Cayman Islands, pursuant to the Plan of Merger (as defined below) and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands (as amended, the “Act”), SPAC Merger Sub shall be merged with and into SPAC. As a result of the SPAC Merger, the separate corporate existence of SPAC Merger Sub shall cease and SPAC shall continue its corporate existence as the surviving company (within the meaning of the Act) of the SPAC Merger pursuant to the provisions of the Act. SPAC as the surviving company after the SPAC Merger is hereinafter sometimes referred to as “SPAC Surviving Subsidiary” (provided, that references to SPAC for periods after the Effective Time shall include SPAC Surviving Subsidiary), and shall succeed to and assume all the rights and obligations of SPAC Merger Sub in accordance with the Act.

1.2 The Company Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”), Company Merger Sub and the Company shall consummate the Company Merger, pursuant to which Company Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Company Merger Sub shall cease and the Company shall continue as the surviving corporation in the Company Merger. The Company as the surviving corporation after the Company Merger is hereinafter sometimes referred to as “Company Surviving Subsidiary” (provided, that references to the Company for periods after the Effective Time shall include Company Surviving Subsidiary), and together with SPAC Surviving Subsidiary, the “Surviving Subsidiaries” (provided, that notwithstanding the Company Merger, the Company will not be included within the meaning of the term SPAC Parties for purposes of this Agreement).

1.3 Effective Time. Subject to the conditions of this Agreement, the Parties shall (i) cause the SPAC Merger to be consummated by executing a plan of merger (the “Plan of Merger”), in such form as is required by, and executed in accordance with, the relevant provisions of the Act and mutually agreed by the Parties (with such modifications, amendments or supplements thereto as may be required to comply with the Act), and filing the Plan of Merger and all such other documents (including, without limitation, a director’s declaration by a director of each of SPAC and SPAC Merger Sub made in accordance with Section 233(9) of the Act) required to effect the SPAC Merger pursuant to the Act with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) as provided in Section 233 of the Act (the “SPAC Merger Documents”), and make such other filings or records and take such other actions as may be required in accordance with the applicable provisions of the Act to make the SPAC Merger effective hereinafter, whereby the Merger shall become effective on the date and time at which the SPAC Merger Documents have been duly filed with the Cayman Registrar or on a subsequent date and time as is agreed by the Parties and specified in the SPAC Merger Documents in accordance with the Act and (ii) cause the Company Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and SPAC (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, with each of the Mergers to be consummated and effective simultaneously at 5:00 p.m. New York City time on the Closing Date or at such other date and/or time as may be agreed in writing by the Company and SPAC and specified in each of SPAC Merger Documents and the Company Certificate of Merger (the “Effective Time”).

1.4 Effect of the Mergers. At the Effective Time, the effect of the Mergers shall be as provided in this Agreement and the applicable provisions of the Act, DGCL and other applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the assets, property, rights, agreements, immunities, privileges, powers and franchises of SPAC Merger Sub and Company Merger Sub shall vest in SPAC Surviving Subsidiary and Company Surviving Subsidiary, respectively, and all debts, liabilities, obligations and duties of SPAC Merger Sub and Company Merger Sub shall become the debts, liabilities, obligations and duties of SPAC Surviving Subsidiary and Company Surviving Subsidiary, respectively, including in each case the rights and obligations of each such Party under this Agreement and the Ancillary Documents from and after the Effective Time.

1.5 Governing Documents. At the Effective Time, (i) an amended and restated version of the memorandum and articles of association of the SPAC Surviving Subsidiary, which will be substantially in the form of the memorandum and articles of association of SPAC Merger Sub, as in effect immediately prior to the Effective Time, shall be filed with the Cayman Registrar and once filed, as so amended, will be the memorandum and articles of association of the Company Surviving Subsidiary (the “SPAC Surviving Subsidiary Memorandum”); provided, that at the Effective Time, references therein to the name of the SPAC Surviving Subsidiary shall be amended to be such name as reasonably determined by Pubco and (ii) each of the certificate of formation and bylaws of Company Merger Sub shall become the certificate of formation and operating agreement of Company Surviving Subsidiary, respectively.

1.6 Directors and Officers of the Surviving Subsidiaries. At the Effective Time, (i) the board of directors and executive officers of SPAC Surviving Subsidiary shall be the board of directors and executive officers of Pubco, after giving effect to Section 6.17, each to hold office in accordance with the organizational documents of SPAC Surviving Subsidiary until their successors are duly elected or appointed and qualified or their earlier death, resignation, or removal, and (ii) the board of directors and executive officers of Company Surviving Subsidiary shall be designated by the Company, each to hold office in accordance with the organizational documents of the Company Surviving Subsidiary until their successors are duly elected or appointed and qualified or their earlier death, resignation, or removal.

1.7 Pre-Closing Company Exchanges . On or prior to the Closing Date, the holders of Company Preferred Stock shall either exchange or convert all of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Charter (the “Preferred Conversion”).

1.8 Merger Consideration. The aggregate consideration to be paid to Company Security Holders as of the Effective Time pursuant to the Company Merger shall consist of a number of newly issued securities of Pubco with a value of Four Hundred and Fifty Million U.S. Dollars ($450,000,000) (the “Merger Consideration”), with each Company Stockholder receiving for each share of Company Common Stock held (after giving effect to the Preferred Conversion or otherwise treating shares of Company Preferred Stock on an as-converted to Company Common Stock basis, but excluding any Excluded Securities described in Section 1.10(b) or Company Securities described in Section 1.10(e)), a number of shares of Pubco Common Stock equal to (i) the Per Share Price, divided by (ii) the Redemption Price (the “Exchange Ratio”) (the total portion of the Merger Consideration amount payable to all Company Stockholders (but excluding holders of Company Options and Company Warrants immediately prior to the Effective Time) in accordance with this Agreement is also referred to herein as the “Stockholder Merger Consideration”), with holders of Company Series B Common Stock receiving Pubco Class B Common Stock for such shares of Company Series B Common Stock and holders of Company Series A Common Stock receiving Pubco Class A Common Stock for such shares of Company Series A Common Stock.

1.9 Effect of SPAC Merger on Issued and Outstanding Securities of SPAC and SPAC Merger Sub. At the Effective Time, by virtue of the SPAC Merger, and without any action on the part of any Party or the holders of securities of SPAC or any Target Company:

(a) SPAC Units. Immediately prior to the Effective Time, (i) each issued and outstanding SPAC Public Unit shall be automatically detached and the holder thereof shall be deemed to hold SPAC Class A Ordinary Share and one SPAC Public Right in accordance with the terms of the applicable SPAC Public Unit and (ii) each issued and outstanding SPAC Private Unit shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one SPAC Private Right in accordance with the terms of the applicable SPAC Private Unit and, which underlying SPAC Securities shall be converted in accordance with the applicable terms of this Section 1.9 below.

(b) SPAC Class B Ordinary Shares. Immediately prior to the Effective Time, all issued and outstanding SPAC Class B Ordinary Shares shall be converted automatically into SPAC Class A Ordinary Shares in accordance with the terms of the SPAC’s Organizational Documents, following which, all SPAC Class B Ordinary Shares shall cease to be outstanding and shall automatically be canceled, extinguished and shall cease to exist. The holders of certificates previously evidencing SPAC Class B Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law.

(c) SPAC Class A Ordinary Shares. At the Effective Time, each issued and outstanding SPAC Class A Ordinary Share (other than those described in Section 1.9(e) below, but including those described in Section 1.9(a) and 1.9(b) above) shall be converted automatically into and thereafter represent the right to receive one share of Pubco Class A Common Stock; following which, all SPAC Class A Ordinary Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

(d) SPAC Rights. At the Effective Time, each issued and outstanding SPAC Right shall be automatically converted into the number of Pubco Class A Common Stock that would have been received by the holder thereof if the SPAC Right had been converted upon the consummation of a Business Combination in accordance with the SPAC’s Organizational Documents, the IPO Prospectus and the Rights Agreement into SPAC Class A Ordinary Shares, but for such purposes treating it as if such Business Combination had occurred immediately prior to the Effective Time and the SPAC Class A Ordinary Shares issued upon conversion of the SPAC Rights had then automatically been converted into shares of Pubco Class A Common Stock in accordance with Section 1.9(c); provided, that in accordance with the Rights Agreement, no fractional Pubco Class A Common Stock will be issued in connection to the foregoing conversion in accordance with Section 1.9(c) to which a holder would otherwise be entitled, rounded down to the nearest whole Pubco Class A Common Stock. At the Effective Time, the SPAC Rights shall cease to be outstanding and shall automatically be canceled and shall cease to exist.

(e) Treasury Stock. At the Effective Time, if there is any share capital of SPAC that is owned by SPAC as treasury shares or by any direct or indirect Subsidiary of SPAC, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(f) SPAC Merger Sub Stock. At the Effective Time, each share of SPAC Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one ordinary validly issued, fully paid and nonassessable share in the share capital of the SPAC Surviving Subsidiary, par value $0.0001 per share.

1.10 Effect of Company Merger on Issued Securities of the Company and Company Merger Sub. At the Effective Time, by virtue of the Company Merger and without any action on the part of any Party or the holders of securities of SPAC or any Target Company:

(a) Company Common Stock. At the Effective Time, (i) each share of Company Series A Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Securities described in Section 1.10(b) below) will be cancelled and cease to exist in exchange for the right to receive a number of shares of Pubco Class A Common Stock equal to the Exchange Ratio as described in Section 1.8 and (ii) each share of Company Series B Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Securities described in Section 1.10(b) below) will be cancelled and cease to exist in exchange for the right to receive a number of shares of Pubco Class B Common Stock equal to the Exchange Ratio as described in Section 1.8. As of the Effective Time, each holder of Company Common Stock shall cease to have any other rights with respect to the Company Common Stock, except as otherwise required under applicable Law.

(b) Treasury Stock. At the Effective Time, if there are any equity securities of the Company that are owned by the Company in treasury or any equity securities of the Company owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such equity securities (collectively, the “Excluded Securities”) shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c) Company Options. Each outstanding Company Option (whether vested or unvested) shall be assumed by Pubco and automatically converted into an option for shares of Pubco Class A Common Stock (each, an “Assumed Option”). Subject to the subsequent sentence, each Assumed Option will be subject to the terms and conditions set forth in the Company Equity Plan (except any references therein to the Company or Company Common Stock will instead mean Pubco and Pubco Class A Common Stock, respectively). Each Assumed Option shall: (i) have the right to acquire a number of shares of Pubco Class A Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Series A Common Stock which the holder of such Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Exchange Ratio; and (iii) be subject to the same terms, conditions, vesting schedule and other provisions as the applicable Company Option. The per share exercise price and the number of shares of Pubco Class A Common Stock purchasable pursuant to each Assumed Option shall be determined in a manner consistent with the requirements of Sections 409A and 424 of the Code, as applicable. Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Pubco Class A Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and Pubco shall not issue any new awards under the Company Equity Plan.

(d)  Company Warrants. Each warrant to purchase Company Common Stock (each, a “Company Warrant”) that is outstanding and unexercised immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, be assumed by the Pubco and converted into a warrant to purchase that number of shares of Pubco Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company Warrant multiplied by (y) the Exchange Ratio (each such warrant, an “Assumed Warrant”). Each Assumed Warrant shall be in a form mutually agreed by SPAC and the Company, acting reasonably, prior to the Closing and, except as otherwise set forth in this Agreement, shall be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the respective Company Warrant immediately prior to the Effective Time, except that each Assumed Warrant shall have an exercise price per share equal to the quotient obtained by dividing (x) the per share exercise price of the Company Warrant by (y) the Exchange Ratio (which price per share shall be rounded down to the nearest whole cent). Upon exercise of any Assumed Warrant, no evidence of book-entry shares representing fractional shares of Pubco Class A Common Stock shall be issuable thereunder; in lieu of the issuance of any such fractional share, Pubco shall round up to the nearest whole share of Pubco Class A Common Stock.

(e) Other Company Convertible Securities. Any other Company Convertible Security (other than a Company Option or Company Warrant), if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Common Stock.

(f) Company Merger Sub Shares. At the Effective Time, all shares of common stock of Company Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal amount of shares of common stock of Company Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only shares of capital stock in Company Surviving Subsidiary.

1.11 Effect of Mergers on Issued and Outstanding Securities of Pubco. At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or the holders of securities of SPAC or any Target Company, all of the shares of Pubco issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

1.12 Intended Tax Treatment. For U.S. federal income tax purpose, the Parties intend that the Mergers shall constitute a single integrated transaction intended to qualify as a tax-free exchange within the meaning of Section 351 of the Code (the “Intended Tax Treatment”), and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify. The Parties shall file all U.S. Tax Returns consistent with, and take no position inconsistent with (whether in U.S. audits, U.S. Tax Returns or otherwise with respect to U.S. federal income tax matters), the treatment described in this Section 1.12 unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

1.13 Transfer Agent Matters.

(a) Appointment of Transfer Agent. At least three (3) Business Days prior to the Closing Date, Pubco shall appoint a transfer agent reasonably acceptable to the SPAC and the Company (the “Transfer Agent”) (it being understood and agreed that Continental Stock Transfer & Trust Company, or any of its Affiliates, shall be deemed to be acceptable to the SPAC and the Company) for the purposes of issuing the Stockholder Merger Consideration to the Company Stockholders pursuant to Section 1.10 and the Pubco Common Stock to the SPAC Shareholders pursuant to Section 1.9. Each of the SPAC and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with the Transfer Agent in connection with the covenants and agreements in this Section 1.13, including the provision of any information, or the entry into any agreements or documentation, necessary or advisable, as determined in good faith by Pubco, or otherwise required by the Transfer Agent to fulfill its duties as the Transfer Agent in connection with the Transactions.

(b) Transfer Agent Procedures.

(i) At the Effective Time, Pubco shall, or shall cause the Transfer Agent to, issue the Stockholder Merger Consideration to the record holders of Company Common Stock (after giving effect to the Preferred Conversion) entitled to receive a portion of the Stockholder Merger Consideration in book-entry form. All Pubco Common Stock issued in accordance with this Section 1.13(b)(i) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock, and there shall be no further registration of transfers on the records of the Company Surviving Subsidiary of the Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Company Common Stock are presented to Pubco or the Company Surviving Subsidiary for any reason, they shall be cancelled and exchanged as provided in this Section 1.13(b)(i).

(ii) At the Effective Time, Pubco shall, or shall cause the Transfer Agent to, issue Pubco Common Stock to the record holders of SPAC Ordinary Shares and SPAC Rights entitled to receive a portion of the Pubco Common Stock in book-entry form, and the electronic or book entry positions representing the SPAC Ordinary Shares and SPAC Rights shall be canceled. All Pubco Common Stock issued in accordance with this Section 2.6(b)(ii) shall be deemed to have been issued in full satisfaction of all rights pertaining to the SPAC Ordinary Shares and SPAC Rights and there shall be no further registration of transfers on the records of the SPAC Surviving Subsidiary of the SPAC Ordinary Shares or SPAC Rights that were outstanding immediately prior to the Effective Time.

1.14 Closing Consideration Spreadsheet.

(a) At least three (3) Business Days prior to the Closing, the Company shall deliver to SPAC a spreadsheet (the “Closing Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Effective Time:

(i) the name and address of record of each Company Stockholder and the number of shares of Company Preferred Stock and Company Common Stock, as applicable (including the applicable class or series of Company Preferred Stock and Company Common Stock, as applicable) held by such Company Stockholder;

(ii) the names of record of each holder of Company Options, and the exercise price, number and series or class of shares of Company Common Stock issuable pursuant to each of the Company Options held by such holder (including, in the case of unvested Company Options, the vesting schedule, vesting commencement date, and date fully vested);

(iii) the names of record of each holder of Company Warrants, and the exercise price, number and series or class of shares of Company Common Stock issuable pursuant to each of the Company Warrants held by such holder; and

(iv) detailed calculations of each of the following (in each case, determined without regard to withholding):

(A) The number of Fully-Diluted Company Shares;

(B) The Exchange Ratio;

(C) The number of shares subject to the aggregate Merger Consideration;

(D) for each Assumed Option, the exercise price therefor and the number of shares of Pubco Common Stock subject to such Assumed Option; and

(E) for each Assumed Warrant, the exercise price therefor and the number of shares of Pubco Common Stock subject to such Assumed Warrant

The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by SPAC, but the Company shall, in all events, remain solely responsible for the contents of the Closing Consideration Spreadsheet. The parties hereto agree that Pubco and Exchange Agent shall be entitled to rely on the Closing Consideration Spreadsheet in issuing Pubco Common Stock in accordance with this Article I.

1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest SPAC Surviving Subsidiary or Company Surviving Subsidiary with full right, title and possession to all assets, property, rights, agreements, privileges, powers and franchises of SPAC Merger Sub and Company Merger Sub, respectively, the then current officers and directors of SPAC Surviving Subsidiary and Pubco, and the then officers and board of managers of Company Surviving Subsidiary shall take all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article II
CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to SPAC, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by SPAC and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as SPAC and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

Article III
REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (i) the disclosure schedules delivered by SPAC to the Company on the date hereof (the “SPAC Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, SPAC represents and warrants to the Company, as follows:

3.1 Organization and Standing. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. SPAC has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. SPAC is not in violation of any provision of its Organizational Documents in any material respect.

3.2 Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform SPAC’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required SPAC Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of SPAC and (b) other than the Required SPAC Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of SPAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which SPAC is a party shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3 Governmental Approvals. Except as otherwise described on Schedule 3.3, no Consent of any Governmental Authority, on the part of SPAC is required to be obtained or made in connection with the execution, delivery or performance by SPAC of this Agreement and each Ancillary Document to which it is a party or the consummation by SPAC of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on SPAC.

3.4 Non-Contravention. Except as otherwise described on Schedule 3.4, the execution and delivery by SPAC of this Agreement and each Ancillary Document to which it is a party, the consummation by SPAC of the transactions contemplated hereby and thereby, and compliance by SPAC with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of SPAC’s Organizational Documents, (b) contravene or conflict with or constitute a violation of any provisions of Law or Order binding upon or applicable to SPAC, (c) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to SPAC or any of its properties or assets, or (d) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SPAC Material Contract, except for any deviations from any of the foregoing clauses (c) or (d) that would not reasonably be expected to have a Material Adverse Effect on SPAC.

3.5 Capitalization.

(a) SPAC’s authorized share capital is $55,500, comprised of: (i) 550,000,000 SPAC Ordinary Shares, consisting of 500,000,000 SPAC Class A Ordinary Shares, par value $0.0001 per share, of which 20,892,250 SPAC Class A Ordinary Shares are issued and outstanding as of the date of this Agreement, and 50,000,000 SPAC Class B Ordinary Shares, par value $0.0001 per share, of which 7,069,913 SPAC Class B Ordinary Shares are issued and outstanding as of the date of this Agreement, and (ii) 5,000,000 SPAC Preference Shares, par value $0.0001 per share, of which no shares are issued and outstanding as of the date of this Agreement. All outstanding SPAC Securities are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Act, SPAC’s Organizational Documents or any Contract to which SPAC is a party. None of the outstanding SPAC Securities has been issued in violation of any applicable securities Laws.

(b) Except as set forth on Schedule 3.5(a) or Schedule 3.5(b) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of SPAC or (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating SPAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any shares of SPAC or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth on Schedule 3.5(b), there are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting of any shares of SPAC.

(c) All Indebtedness of SPAC as of the date of this Agreement is disclosed on Schedule 3.5(c). No Indebtedness of SPAC contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by SPAC or (iii) the ability of SPAC to grant any Lien on its properties or assets.

(d) Since the date of formation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and SPAC’s board of directors has not authorized any of the foregoing.

3.6 SEC Filings and SPAC Financials.

(a) SPAC, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement and SPAC has not taken any action prohibited by Section 402 of SOX regarding this Section 3.6(a). Except to the extent available on the SEC’s web site through EDGAR, SPAC has delivered to the Company copies in the form filed with the SEC of all of the following: (i) SPAC’s annual reports on Form 10-K for each fiscal year of SPAC beginning with the first year SPAC was required to file such a form, (ii) SPAC’s quarterly reports on Form 10-Q for each fiscal quarter that SPAC filed such reports to disclose its quarterly financial results in each of the fiscal years of SPAC referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by SPAC with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). As of their respective dates, the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, (A) SPAC Public Units, SPAC Class A Ordinary Shares, and SPAC Public Rights are listed on NASDAQ, (B) SPAC has not received any written deficiency notice from NASDAQ relating to the continued listing requirements of such SPAC Securities, (C) there are no Actions pending or, to the Knowledge of SPAC, threatened against SPAC by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such SPAC Securities on NASDAQ and (D) such SPAC Securities are in compliance with all of the applicable corporate governance rules of NASDAQ.

(b) SPAC maintains disclosure controls and procedures required by Rules 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of SPAC’s SEC filings and other public disclosure documents.

(c) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SPAC at the respective dates of and for the periods referred to in the SPAC Financials, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(d) Except to the extent reflected or reserved against in SPAC Financials, SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in SPAC Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since SPAC’s formation in the ordinary course of business. SPAC has no off-sheet balance sheet arrangements.

(e) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

3.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth on Schedule 3.7, SPAC has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since June 30, 2025 through the date of this Agreement, not been subject to a Material Adverse Effect on SPAC.

3.8 Compliance with Laws. SPAC is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on SPAC, and SPAC has not received written notice alleging any violation of applicable Law in any material respect by SPAC.

3.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of SPAC, threatened material Action to which SPAC is subject which would reasonably be expected to have a Material Adverse Effect on SPAC. There is no material Action that SPAC has pending against any other Person. SPAC is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. SPAC holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on SPAC.

3.10 Taxes and Returns.

(a) SPAC has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in SPAC Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where SPAC files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against SPAC in respect of any Tax, and SPAC has not been notified in writing of any proposed Tax claims or assessments against SPAC (other than, in each case, claims or assessments for which adequate reserves in SPAC Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens. SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its incorporation, SPAC has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

(c) SPAC has not participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(d) To the Knowledge of SPAC, there are no facts or circumstances that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

3.11 Employees and Employee Benefit Plans. SPAC does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in any material Intellectual Property. SPAC does not own or lease any material real property or material Personal Property.

3.13 Material Contracts.

(a) Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which creates or imposes a Liability greater than $250,000 (each, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arms’ length and in the ordinary course of business, (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract, and (iv) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

3.14 Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC and any (a) present or former director, officer or employee or Affiliate of SPAC, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than ten percent (10%) of SPAC’s outstanding share capital as of the date hereof.

3.15 Investment Company Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

3.16 Finders and Brokers. Except as set forth on Schedule 3.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SPAC, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of SPAC.

3.17 Certain Business Practices.

(a) Neither SPAC, nor, to the Knowledge of SPAC, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of SPAC, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder SPAC or assist it in connection with any actual or proposed transaction.

(b) The operations of SPAC are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving SPAC with respect to the any of the foregoing is pending or, to the Knowledge of SPAC, threatened.

(c) None of SPAC or any of its directors or officers, or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), the U.S. Department of State, or other applicable Governmental Authority; (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country; or (iii) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, by a person identified in (i) or (ii); and SPAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

3.18 SPAC Trust Account. As of November 10, 2025, the Trust Account had a balance of approximately $204,335,305.46. Such monies are invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms (subject to the Enforceability Exceptions) and has not been amended or modified. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in material breach thereof or material default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a material breach or material default by SPAC or, to the Knowledge of SPAC, by the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect and/or that would entitle any Person (other than the underwriters of the IPO, Public Shareholders who shall have elected to redeem their SPAC Class A Ordinary Shares pursuant to SPAC’s Organizational Documents (or in connection with an extension of SPAC’s deadline to consummate a Business Combination) or Governmental Authorities for Taxes) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as described in the Trust Agreement and the IPO Prospectus. There are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account.

3.19 Exclusivity of Representations.

(a) Except for the representations and warranties contained in this Article III, neither the SPAC nor any other Person or entity on behalf of the SPAC has made or makes any representation or warranty, whether express or implied, with respect to the SPAC, its Affiliates or its or their businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company, Pubco, the Merger Subs, any of their Affiliates or any of their Representatives by or on behalf of the SPAC. Neither the SPAC nor any other Person on behalf of the SPAC has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, Pubco, the Merger Subs, any of their Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the SPAC or any of its Affiliates, whether or not included in any management presentation.

(b) The SPAC, on behalf of itself and its Affiliates, acknowledges and agrees that, (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, Pubco or the Merger Subs, (ii) it has been afforded satisfactory access to the books and records, facilities and personnel of the Company, Pubco or the Merger Subs for purposes of conducting such investigation, and (iii) except for the representations and warranties contained in Article IV and Article V, none of the Company, Pubco, or the Merger Subs, nor any other Person or entity on behalf of the Company, Pubco or the Merger Subs have made or makes, and the SPAC and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Company, Pubco, the Merger Subs, their respective Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), whether or not included in any management presentation, or with respect to the accuracy or completeness of any other information provided or made available to the SPAC or any of its Affiliates or any of its or their Representatives.

3.20 Information Supplied. None of the information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, if such information is revised by any subsequently filed amendment or supplement to the Registration Statement prior to the time the Registration Statement is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision or supplement). None of the information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Target Companies or its Affiliates.

Article IV
REPRESENTATIONS AND WARRANTIES OF
COMPANY, PUBCO AND THE MERGER SUBS

Each of the Company, Pubco and the Merger Subs, jointly and severally, represents and warrants to SPAC, as follows:

4.1 Organization and Standing. Pubco and Company Merger Sub are each corporations duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and SPAC Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of Pubco and the Merger Subs has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and the Merger Subs is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub on a timely basis to consummate the Transactions. Pubco has heretofore made available to SPAC and the Company accurate and complete copies of the Organizational Documents of Pubco and the Merger Subs, each as currently in effect. Neither Pubco nor any Merger Sub is in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. Subject to the adoption of the Amended Pubco Charter, each of Pubco and the Merger Subs has all requisite corporate or limited liability power, as applicable, and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The sole stockholder of Pubco, Pubco in its capacity as sole stockholder of Company Merger Sub and Pubco in its capacity as sole shareholder of SPAC Merger Sub has authorized the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the Mergers and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Pubco, Company Merger Sub and SPAC Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the adoption of the Amended Pubco Charter and the approval by the equity holders of Pubco and each Merger Sub), on the part of Pubco or Merger Subs are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or the Merger Subs is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Governmental Approvals. Except as otherwise set forth on Schedule 4.3, no Consent of or with any Governmental Authority, on the part of Pubco or the Merger Subs is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a material impact on the ability of Pubco or the Merger Subs on a timely basis to consummate the transactions contemplated by this Agreement.

4.4 Non-Contravention. The execution and delivery by Pubco and the Merger Subs of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the adoption of the Amended Pubco Charter, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a material impact on the ability of Pubco or the Merger Subs on a timely basis to consummate the transactions contemplated by this Agreement.

4.5 Capitalization. As of the Closing Date, Pubco and the Merger Subs will have the capitalization stated in their respective Organizational Documents. Prior to giving effect to the transactions contemplated by this Agreement, other than the Merger Subs, Pubco does not have any Subsidiaries or own any equity interests in any other Person.

4.6 Ownership of Pubco Common Stock. (i) All shares of Pubco Common Stock to be issued and delivered in accordance with Article I to the Company Stockholders shall be, upon issuance and delivery of such shares, duly authorized, validly issued, fully paid, non-assessable and free and clear of all Liens, and (ii) upon issuance and delivery of such shares to the Company Stockholders, each Company Stockholder shall have good and valid title to its portion of such shares, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the Ancillary Documents, the Amended Pubco Charter, the provisions of this Agreement and any Liens incurred by the Company Stockholders, and (iii) the issuance and sale of such shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

4.7 Pubco and Merger Sub Activities. Since their formation, Pubco and the Merger Subs have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s one hundred percent (100%) ownership of the Merger Subs) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the transactions contemplated by this Agreement, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and the Merger Subs are not party to or bound by any Contract.

Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to SPAC on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to SPAC Parties, as follows:

5.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or limited liability company power and authority, as applicable, to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 5.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to SPAC accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

5.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company Charter, any other applicable Law or any Contract to which the Company or any of its equity holders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Mergers and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Mergers and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company’s stockholders adopt this Agreement. The Company Support Agreements delivered by the Company include holders of shares of Company Common Stock representing at least the Required Company Stockholder Approval, and such Company Support Agreements are in full force and effect.

5.3 Capitalization.

(a) The Company is authorized to issue (i) 61,000,000 shares of Company Common Stock, including 45,000,000 shares of Company Series A Common Stock, of which 19,867,521 shares are issued and outstanding, and 16,000,000 shares of Company Series B Common Stock, of which 13,110,000 shares are issued and outstanding, (ii) 5,000,000 shares of Company Preferred Stock, of which 4,342,922 shares are issued and outstanding. With respect to the Company Preferred Stock, the Company has designated (A) 2,640,000 shares as Series Seed Preferred Stock, all of which are currently issued and outstanding and (B) 2,360,000 shares as Series A Preferred Stock, 1,702,922 of which are currently issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Common Stock, Company Convertible Securities and other equity interests of the Company are set forth on Schedule 5.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws. The rights, privileges and preferences of the Company Preferred Stock are as stated in the Company Charter and as provided by the DGCL.

(b) The Company has reserved 1,500,000 shares of Company Series A Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors and approved by the Company’s stockholders. Of such shares of Company Series A Common Stock reserved for issuance under the Company Equity Plan, 430,000 of such shares are reserved for issuance upon exercise of currently outstanding Company Options, 480,000 of such shares are currently issued and outstanding that were issued upon exercise of Company Options previously granted under the Company Equity Plan or otherwise granted under the Company Equity Plan, and 590,000 shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to SPAC complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder. Schedule 5.3(b) sets forth the beneficial and record owners of all outstanding Company Options and any other awards made under the Company Equity Plan (including the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule). Other than the Company Equity Plan, the Company has not granted compensatory equity or equity-linked rights under any other plan or arrangement.

(c) The Company has reserved 1,187,107 shares of Company Series A Common Stock and 250,000 shares of Company Series B Common Stock for issuance upon exercise of Company Warrants. Schedule 5.3(c) sets forth the beneficial and record owners of all outstanding Company Warrants (including the issuance date, number and type of shares issuable thereunder, the exercise price and the expiration date).

(d) Except for the Company Preferred Stock, the Company Options and the Company Warrants, are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or any of its equity holders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no issued, reserved for issuance, outstanding or authorized option, restricted unit award, restricted interest award, profits interest, profit participation, equity appreciation, phantom equity, or equity-based award or similar rights with respect to the Company. Except as set forth on Schedule 5.3(d), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(e) Since January 1, 2024, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the members of the Company have not authorized any of the foregoing.

5.4 Subsidiaries. Schedule 5.4(a) sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. Except as listed on Schedule 5.4(b), there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no issued, reserved for issuance, outstanding or authorized option, restricted unit award, restricted interest award, profits interest, equity appreciation, phantom equity, profit participation, or equity-based award or similar rights granted by any Subsidiary of the Company. No Target Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 5.4(a), the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.5 Governmental Approvals. Except as otherwise described on Schedule 5.5, no material Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) pursuant to Antitrust Laws.

5.6 Non-Contravention. Except as otherwise described on Schedule 5.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its material properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract.

5.7 Financial Statements.

(a) Schedule 5.7(a) contains true and correct copies of the Company Unaudited Financial Statements. The Company Unaudited Financial Statements (A) were prepared from the books and records of the Target Companies as of the times and for the periods referred to therein, (B) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except as may be indicated in the notes thereto), and (C) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations of the Target Companies for the periods indicated.

(b) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 5.7(b), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 5.7(b), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(c) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. To the Knowledge of the Company, no Target Company employee has engaged in any material fraud with respect to the business activities or operations of any Target Company. Except as may be disclosed on Schedule 5.11, in the past five (5) years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(d) Except as set forth on Schedule 5.7(d), no Target Company is subject to any Liabilities or obligations required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2024 and contained in the Company Financials or (ii) not material and that were incurred after December 31, 2024 in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business.

5.8 Absence of Certain Changes. Except as set forth on Schedule 5.8, since December 31, 2024, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.2(b) (without giving effect to Schedule 6.2) if such action were taken on or after the date hereof without the consent of SPAC.

5.9 Compliance with Laws. Except as may be disclosed on Schedule 5.11, since January 1, 2022, no Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2022, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

5.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to SPAC true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 5.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification, of any Company Permit.

5.11 Litigation. Except as described on Schedule 5.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, managers, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 5.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past five (5) years, none of the current or former officers, senior management, managers or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

5.12 Material Contracts.

(a) Schedule 5.12(a) sets forth a true, correct and complete list of, and the Company has made available to SPAC (including written summaries of oral Contracts) true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 5.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $100,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, resulted, during the twelve (12)-month period prior to the date hereof, in aggregate payments or receipts to or by the Target Companies under such Contract or Contracts of at least $50,000 individually or $100,000 in the aggregate;

(viii) is with any Top Customer or Top Supplier;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;

(x) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xv) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xvi) is otherwise material to the Target Companies taken as a whole and not described in clauses (i) through (xv) above.

(b) Except as disclosed on Schedule 5.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract, (iii) no Target Company is in material breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company; and (vi) no Target Company has waived any material rights under any such Company Material Contract.

5.13 Intellectual Property.

(a) Schedule 5.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates and (ii) all material unregistered Intellectual Property owned or licensed or purported to be owned or licensed by a Target Company. Schedule 5.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $10,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 5.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP with any applicable Intellectual Property offices or Governmental Authorities.

(b) Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance and/or renewal fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind other than office actions that may be issued by the applicable Intellectual Property office or governmental agency in the ordinary course of filing and prosecuting such applications. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Schedule 5.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, licensed, used or held for use by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. No Target Company is currently infringing, or has, in the past infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e) All officers, directors, employees and independent contractors of a Target Company (and each of their respective Affiliates) have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons and, where applicable, all such assignments of Company Registered IP have been recorded. No current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available to SPAC true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of Personal Information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

(h) To the extent that any Software constitutes any material unregistered Intellectual Property owned by the Company or a Target Company, or any Software is the subject of any Company IP Licenses, to the Knowledge of the Company, such Software is free of all viruses, worms, Trojan horses and other material known contaminants and does not contain any bugs, errors, or problems of a material nature that would disrupt its operation or have an adverse impact on the operation of other Software.

5.14 Taxes and Returns.

(a) Each Target Company has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied in all material respects with the applicable Laws relating to Tax.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) Except as set forth on Schedule 5.14(c), no Target Company is being audited by any Tax authority or has been notified in writing that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of material Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(f) No Target Company has made any change in accounting method (except as required by a change in Law) or entered into any closing agreement with any taxing authority affecting or otherwise settled or compromised any material Tax Liability or refund.

(g) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(h) No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) that is not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by Contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(i) No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(j) To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

5.15 Real and Personal Property.

(a) Schedule 5.15(a) sets forth a true and complete list (including street addresses) and description or parcel ID of each parcel of Owned Real Property. With respect to each such parcel of Owned Real Property, (i) the applicable Target Company has good, valid and marketable indefeasible fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) to the extent in such Target Company’s possession, the Company has delivered or made available to SPAC true, complete and correct copies of the deeds and other instruments (as recorded) by which the applicable Target Company acquired such Owned Real Property, and copies of all title insurance policies in the possession of the Target Company and relating to the Owned Real Property, (iii) except as set forth on Schedule 5.15(b), no Target Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof, and (iv) other than the right granted pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(b) Schedule 5.15(b) sets forth a true and complete list of all Real Property Leases for Leased Real Property, including the date and name of the parties to such Real Property Lease document. True and complete copies of all such Real Property Leases have been made available to SPAC (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Target Company party thereto, enforceable in accordance with its terms against such Target Company and, to the Company’s Knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no breach or default by any Target Company or, to the Company’s Knowledge, any third party under any Real Property Lease, and, to the Company’s Knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases. No Target Company has subleased, licensed, or otherwise granted any Person the right to use or occupy the Leased Real Property, or any portion thereof, subject to such Real Property Lease.

(c) The Owned Real Property identified on Schedule 5.15(a) and the Leased Real Property identified in Schedule 5.15(b), comprise all of the material real property used or intended to be used in, or otherwise related to, the Company Business.

(d) Except as qualified on Schedule 5.15(b), the Target Companies have all certificates of occupancy and permits of any Governmental Authority necessary or useful for the current use and operation of each Owned Real Property, and the Target Companies have fully complied with all material conditions of the permits applicable to them. No default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any such Permit.

(e) With respect to the Owned Real Properties: (i) there are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings or Actions relating to any Owned Real Property, and no Target Company has received any notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof; (ii) there are no pending or, to the Knowledge of the Company, threatened Actions relating to boundary lines, ingress and egress, adverse possession or similar issues; (iii) the existing buildings and improvements located on the Owned Real Properties are located entirely within the boundary lines of such Owned Real Property or on permanent easements on adjoining land benefiting such Owned Real Property and may lawfully be used under applicable zoning and land use laws for the purposes for which they are presently being used; and (iv) the Owned Real Properties are in compliance with the terms and provisions of any restrictive covenants, easements, or agreements affecting such Owned Real Property. No Target Company has received any notice from any insurance company that has issued a policy with respect to any Owned Real Property requiring performance of any structural or other repairs or alterations to such Owned Real Property.

(f) Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than One Hundred Thousand Dollars ($100,000) is set forth on Schedule 5.15(d), along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth on Schedule 5.15(f), all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to SPAC a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

5.16 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the most recent balance sheet included in the Company Financials and (d) Liens set forth on Schedule 5.16. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted.

5.17 Employee Matters

(a) Except as set forth on Schedule 5.17(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 5.17(a) sets forth all unresolved labor controversies (including unresolved employee, consultant or independent contractor claims, grievances and/or disputes, whether raised internally with the Company or through a representative, including any harassment, age or other discrimination, or retaliation claims, wage and hour claims, and any other claims arising under local, state or federal labor and employment laws), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth on Schedule 5.17(b), each Target Company (i) is and for the last six (6) years has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, legally-required trainings and notices, health and safety and wages and hours, and other Laws relating to discrimination, harassment, retaliation, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 5.17(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ending December 31, 2024, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ended December 31, 2024. Except as set forth on Schedule 5.17(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will,” and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth on Schedule 5.17(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to SPAC by the Company.

(d) Schedule 5.17(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 5.17(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 5.17(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to SPAC by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

(e) To the Knowledge of the Company, since January 1, 2025, the Company has investigated all workplace harassment (including sexual harassment), discrimination, retaliation, and workplace violence written claims, if any, relating to current and/or former employees of the Company or third parties who interacted with current and/or former employees of the Company. With respect to each such written claim with potential merit, the Company has taken corrective action. Further, to the Knowledge of the Company, since January 1, 2025 no allegations of sexual harassment have been made to the Company against any individual in his or her capacity as director or an executive officer of the Company.

5.18 Benefit Plans.

(a) Set forth on Schedule 5.18(a) is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by any Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan in any material respect.

(b) Except as set forth on Schedule 5.18(b), each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan, the Company has provided to SPAC accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto) or an accurate written summary of any Company Benefit Plan which is unwritten, (ii) all summary plan descriptions and material modifications thereto, (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto, (iv) the most recent annual and periodic accounting of plan assets, (v) the three (3) most recent nondiscrimination testing reports, (vi) the most recent determination letter received from the IRS, if any, (vii) the most recent actuarial valuation, and (viii) all material communications with any Governmental Authority.

(d) Except as set forth on Schedule 5.18(d), with respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and all applicable Laws, including the Code and ERISA, (ii) no breach of fiduciary duty that could reasonably be expected to result in Liability to any Target Company has occurred, (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration), (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred that could reasonably be likely to result in Liability to any Target Company, excluding transactions effected pursuant to a statutory or administration exemption; (v) no filing has been made with respect to any Company Benefit Plan under any voluntary correction program; (vi) there has been no amendment to, written interpretation or announcement (whether or not written) by any Target Company relating to, any change in participation or coverage under, any Company Benefit Plan that would materially increase the expense of maintaining such Company Benefit Plan above the level of expense incurred with respect to such Company Benefit Plan for the most recent full fiscal year included in the Company Financials; and (vii) all contributions and premiums due through the Closing Date have been made in all material respects as required under all applicable Laws, including the Code and ERISA or have been fully accrued in all material respects on the Company Financials.

(e) During the six (6) year period preceding the Effective Time, no Target Company or any of their ERISA Affiliates has maintained, contributed to, sponsored, had an obligation to contribute to or any Liability, whether absolute or contingent, with respect to (i) a “defined benefit plan” (as defined in Section 414(j) of the Code), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a “multiple employer plan” (as described in Section 413(c) of the Code). No Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and neither the Target Company nor any ERISA Affiliate has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise or other tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B, 4980D, 4980H, 6721 and 6722 of the Code.

(h) Except as set forth on Schedule 5.18(h), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation, (ii) accelerate the time of payment, funding or vesting, or increase the amount of any compensation due, or in respect of, any individual, or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j) All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to the Surviving Subsidiaries or Pubco, or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(k) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 5.18(k). No equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Except as set forth on Schedule 5.18(k), (i) each Section 409A Plan has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder, (ii) no Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code, and (iii) no payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate, reimburse or indemnify any employee, consultant or director for any Taxes or interest imposed pursuant to Section 409A of the Code.

(l) Each Foreign Pension Plan, in form and operation, materially complies with its terms and with the requirements of all applicable Laws and has been maintained, where required, in good standing with applicable regulatory authorities. All contributions required to be made with respect to a Foreign Pension Plan have been timely made, and no Foreign Pension Plan has any Liability which is not properly accrued on the Company Financials. No Target Company has incurred any obligation in connection with the termination of, or withdrawal from, any Foreign Pension Plan. The present value of the accrued benefit Liabilities (whether or not vested) under each Foreign Pension Plan, determined as of the end of the Target Company’s most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Foreign Pension Plan allocable to such benefit Liabilities.

5.19 Environmental Matters. Except as set forth on Schedule 5.19:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) Each Environmental Permit for the development, design, construction, ownership, or operation of any projects in development or operations of the Company Business by the Target Companies has been obtained by the  Target Companies for the occupation of their facilities and the operation of their business.

(c) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(d) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(e) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(f) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(g) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(h) There are no off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by the Company, its Subsidiaries and any predecessors as to which the Company could reasonably be expected to retain any liabilities, and, to the Knowledge of the Company, none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS or SEMS) under the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), or any similar U.S. state or foreign list.

(i) The Company is not required by any Environmental Law or by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Hazardous Materials, (ii) to remove or remediate Hazardous Materials, (iii) to give notice to or receive approval from any Governmental Authority, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

(j) No Owned Real Property, or any property in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role, has had any Release of, any Material in a manner that violates Environmental Law or requires reporting, investigation, remediation, or monitoring under Environmental Law.

(k) The Company has provided to SPAC all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

5.20 Transactions with Related Persons. Except as set forth on Schedule 5.20, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 5.20, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. Except as set forth on Schedule 5.20, the assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

5.21 Insurance.

(a) Schedule 5.21(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to SPAC. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. In the past five (5) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 5.21(b) identifies each individual insurance claim made by a Target Company in the past five (5) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

5.22 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

5.23 Top Customers and Suppliers. Schedule 5.23 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2024 and (b) the period from January 1, 2025 through the most recent balance sheet date, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten (10) largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

5.24 Certain Business Practices.

(a) No Target Company, nor any of the respective officers, managers or directors or, to the Company’s Knowledge, any other Representatives acting on their behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Since January 1, 2023, no Target Company, nor any of the respective officers, managers or directors or, to the Company’s Knowledge, any other Representatives acting on their behalf, has directly or knowingly indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions that govern the operations of the Target Company, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority that have jurisdiction over the Target Companies, and no Action involving a Target Company with respect to the any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors, managers or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently (i) identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, the U.S. Department of State, or other applicable Governmental Authority; (ii) organized, resident, or located in, or a national of a comprehensively sanctioned country; or (iii) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, by a person identified in (i) or (ii); and no Target Company has, directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any country comprehensively sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC or the U.S. Department of State in the last five (5) fiscal years.

5.25 Privacy and Data Security.

(a) The Target Companies, and, to Knowledge of the Company, all vendors, processors, or other third parties acting for or on behalf of a Target Company in connection with the Processing of Personal Information or that otherwise have been authorized to have access to Personal Information in the possession or control of the Target Companies, comply and at all times in the past three (3) years have complied, in all material respects with all of the following: (i) Privacy Laws; (ii) the Company Privacy and Data Security Policies; and (iii) any Contract requirements or terms of use concerning the Processing of Personal Information to which a Target Company is a party or otherwise bound as of the date hereof (“Privacy Agreements”). To the Knowledge of the Company, the operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person under applicable Law.

(b) The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (i) conflict with or result in a violation or breach of any Privacy Laws, Company Privacy and Data Security Policies (as currently existing or as existing at any time during which any Personal Information was collected or Processed by or for the Target Companies, or Privacy Agreements); or (ii) require the consent of or notice to any Person concerning such Person’s Personal Information.

(c) The Company has delivered or made available to SPAC true, complete, and correct copies of all Company Privacy and Data Security Policies.

(d) To the Knowledge of the Company, no Person has obtained unauthorized access to Personal Information in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company (a “Security Incident”). The Target Companies have not notified and, to Knowledge of the Company, there have been no facts or circumstances that would require a Target Company to notify, any Governmental Authority or other Person of any Security Incident.

(e) In the past three (3) years, the Target Companies have not received any notice, request, claim, complaint, correspondence, or other communication in writing from any Governmental Authority or other Person, and there has not been any audit, investigation, enforcement action (including any fines or other sanctions), or other Action, (i) relating to any actual, alleged, or suspected Security Incident or violation of any Privacy Agreements, or any Person’s individual privacy rights involving Personal Information in the possession or control of the Target Companies, or held or Processed by any vendor, processor, or other third party for or on behalf of the Target Companies; (ii) prohibiting or threatening to prohibit the transfer of Personal Information to any place; or (iii) permitting or mandating any Governmental Authority to investigate, requisition information from, or enter the premises of, the Target Companies, and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to any of the foregoing.

5.26 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act.

5.27 Finders and Brokers. Except as set forth on Schedule 5.27, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

5.28 Exclusivity of Representations.

(a) Except for the representations and warranties contained in Article IV and this Article V, neither the Company, Pubco, SPAC Merger Sub, Company Merger Sub, nor any other Person or entity on behalf of the Company, Pubco, SPAC Merger Sub, Company Merger Sub has made or makes any representation or warranty, whether express or implied, with respect to the Company, Pubco, SPAC Merger Sub, Company Merger Sub, their Affiliates, or any of their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the SPAC, its Affiliates or any of their Representatives by or on behalf of the Company, Pubco, SPAC Merger Sub, Company Merger Sub. None of the Company, Pubco, SPAC Merger Sub, Company Merger Sub, nor any other Person on behalf of the Company, Pubco, SPAC Merger Sub, Company Merger Sub, have made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the SPAC, its Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of the Company, Pubco, SPAC Merger Sub, Company Merger Sub, or any of its or their Affiliates, whether or not included in any management presentation.

(b) The Company, Pubco, SPAC Merger Sub, Company Merger Sub, and each of its and their Affiliates, acknowledges and agrees that, (i) they have conducted their own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of SPAC, (ii) they have been afforded satisfactory access to the books and records, facilities and personnel of SPAC for purposes of conducting such investigation, and (iii) except for the representations and warranties contained in Article III, neither the SPAC nor any other Person or entity on behalf of the SPAC has made or makes, and the Company, Pubco, SPAC Merger Sub, Company Merger Sub, and their Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the SPAC, its Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company, Pubco, SPAC Merger Sub, Company Merger Sub, or their Affiliates or any of their Representatives by or on behalf of the SPAC.

5.29 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to SPAC’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC or its Affiliates.

Article VI
COVENANTS

6.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 6.15, the Company shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as SPAC or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with SPAC and its Representatives in their investigation; provided, however, that SPAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 6.15, SPAC shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to SPAC or its Subsidiaries, as the Company or its Representatives may reasonably request regarding SPAC, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of SPAC’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC or any of its Subsidiaries.

6.2 Conduct of Business of the Company.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, or as set forth on Schedule 6.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 6.3, nothing in this Agreement shall prohibit or restrict the Company from entering into any Transaction Financing pursuant to Section 6.20.

(b) Without limiting the generality of Section 6.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents or as set forth on Schedule 6.2, during the Interim Period, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, reverse split, combine, subdivide, exchange, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $200,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $100,000 individually or $200,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), fund or commit to fund any Company Benefit Plan, or make or commit to make any bonus, retention, transaction or other payment (whether in cash, property or securities) to any employee or other service provider, or materially increase other benefits of employees generally, or grant, accelerate the funding, vesting, lapsing of restrictions or payment or in any way amend, modify or supplement the terms of any equity or equity-based or phantom equity award, or forgive any loans or issue any loans to any service provider (other than in connection with a qualified retirement plan), or hire any new employee or engage any new independent contractor (who is a natural person) with target annual cash compensation in excess of $150,000, or enter into, establish, materially amend or terminate any Company Benefit Plan (except for the Post-Closing Equity Plan) with, for or in respect of any current or former consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) fail to use commercially reasonable efforts to maintain or renew any Permits necessary for the conduct of the Company Business;

(xi) establish any Subsidiary or enter into any new line of business;

(xii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xiii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiv) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xvi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvii) make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or $500,000 in the aggregate), except for those expenditures set forth on Schedule 6.2(b)(xvii);

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xx) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xxi) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxiii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxv) authorize or agree to do any of the foregoing actions.

6.3 Conduct of Business of SPAC.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 6.3, SPAC shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to SPAC and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 6.3, nothing in this Agreement shall prohibit or restrict SPAC from: (i) extending, in accordance with SPAC’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”); (ii) incurring Extension Expenses; (iii) approving any other matters required in connection with the Extension; (iv) entering into any Transaction Financing pursuant to Section 6.20 and (v) redeeming the Class A Ordinary Shares held by its Public Shareholders as those Public Shareholders request in connection with the Extension pursuant to SPAC’s Organizational Documents; and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 6.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including any Extension) or as set forth on Schedule 6.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), SPAC shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, restricted stock units, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities; provided that nothing herein shall prevent SPAC from converting any SPAC Class B Ordinary Shares to SPAC Class A Ordinary Shares;

(iii) split, reverse split, combine, subdivide, exchange, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $500,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.3(b)(iv) shall not prevent SPAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement (including any Transaction Financing) and the Extension Expenses);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to SPAC;

(vii) terminate, waive or assign any material right under any SPAC Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting SPAC’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any Action relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in SPAC Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Mergers);

(xvi) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xvii) enter into any agreement, understanding or arrangement with respect to the voting of SPAC Securities;

(xviii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xix) authorize or agree to do any of the foregoing actions.

6.4 Additional Financial Information.

(a) The Company shall deliver the audited consolidated financial statements of the Company as of and for each of the twelve (12) months ended December 31, 2023 and December 31, 2024, consisting of the audited consolidated balance sheet of the Company as of December 31, 2023 and December 31, 2024, and the related audited consolidated income statement, changes in members’ equity and statement of cash flows for the twelve (12) months then ended, and the related notes thereto, audited by a PCAOB qualified auditor in accordance with PCAOB auditing standards (the “Company Audited Financials” and together with the Company Unaudited Financial Statements, the “Company Financials”) to the SPAC as soon as reasonably practicable after the date of this Agreement but no later than thirty (30) days from the date of this Agreement (the “Audit Delivery Date”). The Company Audited Financials (i) shall be prepared in accordance with GAAP, (ii) shall fairly present, in all material respects, the financial position, results of operations, members’ deficit and cash flows of the Company, (iii) shall be (A) certified as audited in accordance with GAAP and the standards of the PCAOB by a PCAOB qualified auditor upon the filing of the initial Registration Statement/Proxy, (B) shall contain an unqualified report of the Company’s auditors, and (C) shall be substantially identical in all material respects to the Company Unaudited Financial Statements from the same period except that such Company Audited Financials shall include completed going concern, lease accounting, unit base compensation, and related party transactions sections, and (iv) shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(b) During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to SPAC an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from December 31, 2024 through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company or such principal accounting officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes (collectively, the “Interim Financial Information”). From the date hereof through the Closing Date, the Company will also promptly deliver to SPAC copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

(c) The Company shall deliver the audited consolidated financial statements of Pubco as of a date to be determined in Pubco’s reasonable discretion, consisting of the audited consolidated balance sheet as of such date, audited by a PCAOB qualified auditor in accordance with PCAOB auditing standards (the “Pubco Audited Financials,” and together with the Company Audited Financials, the “Audited Financials”) by the Audit Delivery Date. The Pubco Audited Financials (i) shall be prepared in accordance with GAAP, (ii) shall fairly present, in all material respects, the financial position, results of operations, members’ deficit and cash flows of Pubco, (iii) shall be (A) certified as audited in accordance with GAAP and the standards of the PCAOB by a PCAOB qualified auditor upon the filing of the initial Registration Statement/Proxy, and (B) shall contain an unqualified report of the Company’ auditors, and (iv) shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(d) During the Interim Period, Pubco shall deliver Pubco’s interim financial statements for such periods as required by applicable Law or SEC Guidance to be included in the Registration Statement/Proxy (the “Pubco Unaudited Financial Statements” and together with the Pubco Audited Financial Statements and the Company Audited Financials, the “Required Financial Statements”). The representations and warranties set forth in Section 5.7 shall be deemed to apply to the Required Financial Statements, as and when they have been delivered to SPAC, with the same force and effect as if made on the date of this Agreement.

6.5 SPAC Public Filings. During the Interim Period, SPAC will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of SPAC Public Units, SPAC Class A Ordinary Shares, and SPAC Public Rights on NASDAQ; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on NASDAQ only the Pubco Class A Common Stock.

6.6 No Solicitation; Change in Recommendation.

(a) For purposes of this Agreement:

(i)  an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction,

(ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale or acquisition by a Person (or group of Persons) of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to SPAC and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving SPAC.

(iii) an “Intervening Event” means, with respect to the Company, a material event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal or Alternative Transaction) that was not known by, and was not reasonably foreseeable to, the board of directors of SPAC as of the date of this Agreement (or the consequences or magnitude of which were not known by, or reasonably foreseeable to, the relevant board of directors as of the date of this Agreement), and that becomes known to such board of directors after the date of this Agreement and prior to the time the Required SPAC Shareholder Approval is obtained, and does not relate to, and excludes, (A) the transactions contemplated hereby or this Agreement (or any actions taken pursuant to this Agreement) including clearance of the transactions by any Governmental Authority or under any other applicable Laws and any action in connection therewith taken pursuant to or required to be taken pursuant to Section 6.9; (B) any change in the price or trading volume of SPAC Class A Ordinary Shares, and (C) any change described in subsections (i) through (v) of the definition of “Material Adverse Effect”; provided, however, that any such change described in this clause (C) described in subsections (i) through (v) of the definition of “Material Adverse Effect” may be taken into account in determining whether an Intervening Event has occurred to the extent that it disproportionately affects the relevant Party, taken as a whole, relative to other participants in the industries or geographical areas in which such Party operates.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and SPAC, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, or otherwise change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, SPAC Board Recommendation (in the case of SPAC and Merger Sub) (a “Change in Recommendation”) (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party or (vii) agree or resolve to do any of the foregoing.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral), as applicable, and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

(d) Notwithstanding anything in this Section 6.6 or otherwise in this Agreement to the contrary, if, at any time prior to (but not after) obtaining the Required SPAC Shareholder Approval, the board of directors of SPAC determines in good faith, in response to an Intervening Event, after consultation with its outside legal counsel, that the failure to make a Change in Recommendation would be a breach of its fiduciary duties under applicable Law, SPAC’s board of directors may make a Change in Recommendation; provided that SPAC will not be entitled to make, or agree or resolve to make, a Change in Recommendation unless (i) SPAC delivers to the Company a written notice (a “Change in Recommendation Notice”) advising the Company that its board of directors proposes to take such action and containing the material facts underlying its board of directors’ determination that an Intervening Event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Change in Recommendation Notice is delivered (such period from the time the Change in Recommendation Notice is delivered until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which the Change in Recommendation Notice is delivered (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional three (3) Business Day period from the date of such notice), the “Change in Recommendation Notice Period”), the board of directors of SPAC reaffirms in good faith (after consultation with its outside legal counsel and taking into account any adjustments in the terms and conditions of this Agreement offered by the Company as described in the following sentence) that the failure to make a Change in Recommendation would be a breach of its fiduciary duties under applicable Law. If requested by the Company, SPAC will use its reasonable best efforts to cause its Representatives to, during the Change in Recommendation Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Change in Recommendation.

(e) Notwithstanding anything to the contrary contained in this Agreement, during a Change in Recommendation Notice Period, the obligations of SPAC and/or SPAC Board to give notice for or to convene a meeting, to make a recommendation, or, except as required by applicable Law, to make filings with the SEC with respect to the proposals contemplated herein shall be tolled to the extent reasonably necessary until such time as SPAC has filed an update to the Registration Statement with the SEC (which SPAC shall file as promptly as practicable after the Change in Recommendation by SPAC Board), and in the event a filing and/or notice for a meeting was made prior to the Change in Recommendation Notice Period, SPAC shall be permitted to adjourn such meeting and to amend such filing as necessary in order to provide sufficient time for the shareholders to consider any revised recommendation. To the fullest extent permitted by applicable Law, SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold SPAC Extraordinary General Meeting shall not be affected by any Change in Recommendation by SPAC Board.

(f) Notwithstanding anything to the contrary herein, nothing in this Section  6.6 shall limit SPAC’s and its Representatives’ ability to (A) have discussions with third parties and provide such third parties confidential information in connection with a Transaction Financing and (B) negotiate or enter into a letter of intent, agreement in principle, term sheet or definitive agreement relating to any Transaction Financing to be consummated at Closing.

6.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and NASDAQ promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (other than to engage in the Mergers in accordance with Article I), communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

6.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

6.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 6.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person, (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement, (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences, (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto, and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval that are required in connection with the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement as may be required. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each of Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

(e) At the request of SPAC, the Company shall make the members of its management reasonably available to participate in management presentations, “road shows,” rating agency presentations, meetings with financing sources and similar events in connection with obtaining the approval of SPAC shareholders, any “share recycling” efforts by SPAC and/or the obtaining of any debt or equity financing (including Transacting Financing) or the obtaining of ratings or Governmental Authority and other third party approvals.

6.10 Tax Matters.

(a) Each of the Parties shall use its reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Mergers to fail to qualify for the Intended Tax Treatment.

(b) Any and all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the Mergers will be paid by the responsible Party when due, and the responsible Party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

6.11 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

6.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, SPAC, Pubco and the Company shall prepare, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Class A Common Stock to be issued under this Agreement to the holders of SPAC Ordinary Shares, SPAC Rights and to the Company Stockholders pursuant to the Mergers, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from SPAC shareholders for the matters to be acted upon at SPAC Extraordinary General Meeting and providing the Public Shareholders an opportunity in accordance with SPAC’s Organizational Documents to have their SPAC Public Shares redeemed (the “Redemption”). The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC shareholders to vote, at an extraordinary general meeting of SPAC shareholders to be called and held for such purpose (the “SPAC Extraordinary General Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement, the Ancillary Documents and the transactions contemplated hereby or referred to herein, including the Mergers (and, to the extent required, the issuance of any shares in connection with Transaction Financing, if any), by the holders of SPAC Ordinary Shares in accordance with SPAC’s Organizational Documents, the Act, the DGCL and the rules and regulations of the SEC and NASDAQ, (ii) the adoption and approval of the Amended Pubco Charter (as hereinafter defined), (iii) adoption and approval of a new equity incentive plan for Pubco in a form satisfactory to SPAC and Company (the “Incentive Plan” or “Post-Closing Equity Plan”), and which will provide for awards for a number of shares of Pubco Class A Common Stock equal to five percent (5%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing (after giving effect to the Redemption), as further set forth in the Incentive Plan, (iv) the appointment of the members of the Post-Closing Pubco Board in accordance with Section 6.17 hereof, (v) such other matters (or, to the extent applicable, excluding such approval matters) as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Mergers and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “SPAC Shareholder Approval Matters”), and (vii) the adjournment of SPAC Extraordinary General Meeting to a later date or dates, if necessary or desirable in the reasonable determination of SPAC. If on the date for which SPAC Extraordinary General Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares to obtain the Required SPAC Shareholder Approval, whether or not a quorum is present, SPAC may make one or more successive postponements or adjournments of SPAC Extraordinary General Meeting. In connection with the Registration Statement, SPAC, Pubco and the Company will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in SPAC’s Organizational Documents, the Act, the DGCL and the rules and regulations of the SEC and NASDAQ. The Company shall promptly provide SPAC and Pubco with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) SPAC, Pubco and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the SPAC’s Organizational Documents, the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, SPAC Extraordinary General Meeting and the Redemption. Each of SPAC, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, SPAC, Pubco and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC, Pubco and the Company shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC shareholders and the Company Stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SPAC’s Organizational Documents.

(c) Each of Pubco, SPAC and the Company shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC (the “SEC Approval Date”), SPAC and Pubco shall distribute the Registration Statement to SPAC’s shareholders and the Company Stockholders, and, pursuant thereto, shall call SPAC Extraordinary General Meeting in accordance with SPAC’s Organizational Documents and the Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement or as otherwise agreed upon by SPAC and the Company.

(e) SPAC and Pubco shall comply with all applicable Laws, any applicable rules and regulations of NASDAQ, SPAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of SPAC Extraordinary General Meeting and the Redemption.

6.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective and been distributed by Pubco (and in all cases within ten (10) days following such date), the Company will solicit a written consent of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Company Support Agreements.

6.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, statement, filing, announcement or other public communication concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby, including the existence or status thereof, shall be issued by any Party or any of its Affiliates without the prior written consent of SPAC and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonably efforts to allow SPAC, Pubco and the Company, reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) SPAC and the Company shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/or any Governmental Authority in connection with the transactions contemplated hereby.

6.15 Confidential Information.

(a) The Company hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Affiliates and Representatives to: (i) treat and hold in strict confidence any SPAC Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of SPAC or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of SPAC Confidential Information without SPAC’s prior written consent; and (ii) in the event that the Company or any of its Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any SPAC Confidential Information, (A) provide SPAC to the extent legally permitted with prompt written notice of such requirement so that SPAC or an Affiliate thereof may seek, at SPAC’s cost, a protective Order or other remedy or waive compliance with this Section 6.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or SPAC waives compliance with this Section 6.15(a), furnish only that portion of such SPAC Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such SPAC Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Affiliates and Representatives to, promptly deliver to SPAC or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of SPAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and its Affiliates and Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any SPAC Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that SPAC or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, SPAC shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that SPAC and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, SPAC and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

6.16 Documents and Information. After the Closing Date, Pubco shall, and shall cause its Subsidiaries (including the Company) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of SPAC and the Company in existence on the Closing Date.

6.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Pubco to resign, so that effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of seven (7) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (i) two (2) persons designated by SPAC prior to the Closing (the “SPAC Directors”), at least one (1) of whom shall be required to qualify as an independent director under NASDAQ rules, (ii) four (4) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least two (2) of whom shall be required to qualify as an independent director under NASDAQ rules and (iii) one (1) additional director who shall qualify as an independent director under NASDAQ rules, to be mutually agreed on prior to the Closing by SPAC and the Company. At or prior to the Closing, Pubco will provide each member of the Post-Closing Pubco Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director.

(b) The Parties shall take all action necessary, including causing the executive officers of Pubco to resign, so that the individuals serving as the chief executive officer and chief financial officer (or such equivalent role whose duties include those of the principal accounting officer), respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person(s) identified by the Company shall serve in such role or roles).

6.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors, managers and officers of each Target Company, SPAC and each Person who served as a director, officer, manager, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of SPAC or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and SPAC, Pubco, any Merger Sub or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Pubco and the Surviving Subsidiaries to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of SPAC to the extent permitted by applicable Law. The provisions of this Section 6.18 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of each of SPAC’s directors and officers, Pubco shall, prior to the Effective Time, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “SPAC D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

(c) For the benefit of each of the Company’s directors and officers, the Company shall, prior to the Effective Time, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

(d) Pubco and the Surviving Subsidiaries shall maintain SPAC D&O Tail Insurance and the Company D&O Tail Insurance, in full force and effect, and continue to honor the obligations thereunder, and Pubco and the Surviving Subsidiaries shall timely pay or caused to be paid all premiums with respect to SPAC D&O Tail Insurance and the Company D&O Tail Insurance.

6.19 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds from any Transaction Financing shall first be used to pay (a) SPAC’s accrued and unpaid Expenses, (b) SPAC’s deferred Expenses (including cash amounts payable to the IPO Underwriters and any legal fees), (c) any loans owed by SPAC to the Sponsor for any Expenses (including deferred Expenses) or other administrative costs and expenses incurred by or on behalf of SPAC or Extension Expenses, and (d) any other unpaid Expenses of the Company as of the Closing. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Pubco Common Stock, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of Pubco and the Surviving Subsidiaries.

6.20 Transaction Financing.

(a) During the Interim Period, SPAC and the Company shall use reasonable best efforts to enter into written agreements (the “Financing Agreements”) for Transaction Financings with aggregate proceeds of at least $100 million (on such terms and structuring and using such strategy, placement agents and approach, as SPAC and the Company shall mutually agree).

(b) SPAC, the Company and Pubco shall, and shall cause their respective Representatives to cooperate with each other and their respective Representatives in connection with such Transaction Financing and Financing Agreements and the Company and Pubco will use their respective reasonable best efforts to cause such Transaction Financing to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by SPAC).

6.21 Trademark Assignment. On or prior to the Closing, the Company shall cause its affiliate to assign, transfer, and convey to the Company all right, title, and interest in and to the trademark(s) identified on Schedule 6.21 attached hereto (the “Assigned Trademark”). The Company shall ensure that all necessary documentation, including trademark assignment agreements in form and substance reasonably satisfactory to SPAC, are executed and delivered to effectuate such transfer. The Company shall cooperate fully and take such further actions as reasonably requested by SPAC to record the assignment of the Assigned Trademark with the United States Patent and Trademark Office or other applicable trademark authorities or registries prior to or promptly after Closing.

6.22 Underwriting Agreement . On or prior to the Closing, Pubco shall assume all obligations of the SPAC under the IPO Underwriting Agreement.

Article VII
CLOSING CONDITIONS

7.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Mergers and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and SPAC of the following conditions:

(a) Required SPAC Shareholder Approval. The SPAC Shareholder Approval Matters that are submitted to the vote of the shareholders of SPAC at SPAC Extraordinary General Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of SPAC at SPAC Extraordinary General Meeting in accordance with SPAC’s Organizational Documents, applicable Law and the Proxy Statement (the “Required SPAC Shareholder Approval”).

(b) Required Company Stockholder Approval. The Company Special Meeting shall have been held in accordance with the DGCL and the Company Charter, and at such meeting, the requisite vote of the holders of Company Common Stock (including any separate class or series vote that is required, whether pursuant to the Company Charter, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Company Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(f) Appointment to the Board. The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 6.17.

(g) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(h) Pubco Charter Amendment. Prior to the Closing, Pubco shall have amended and restated its certificate of incorporation in a form satisfactory to SPAC and the Company (the “Amended Pubco Charter”).

(i) NASDAQ Listing. The shares of Pubco Class A Common Stock shall have been approved for listing on Nasdaq upon the Closing.

(j) Incentive Plan. Pubco shall have adopted, on or prior to Closing, the Incentive Plan.

7.2 Conditions to Obligations of the Company Parties. In addition to the conditions specified in Section 7.1, the obligations of the Company Parties to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. (i) The SPAC Fundamental Representations shall be true and correct in all material respects on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in the first sentence of Section 3.5(a) shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the other representations and warranties of SPAC in Article III (other than SPAC Fundamental Representations and the representations and warranties set forth in the first sentence of Section 3.5(a) shall be true and correct (without giving effect to any limitations as to “materiality” or any similar limitation set forth herein) in all respects on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by SPAC on or prior to the Closing Date.

(c) Certain Ancillary Documents. The Amended Registration Rights Agreement and shall be in full force and effect as of the Closing.

(d) Minimum Cash Condition. The sum of (i) the aggregate cash proceeds available for release from the Trust Account (after giving effect to the completion and payment of the Redemption), plus (ii) and the net proceeds of any Transaction Financings, shall equal or exceed $75,000,000 after deducting all Expenses of SPAC and the Company.

(e) Closing Deliveries.

(i) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of SPAC in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a) and 7.2(b).

(ii) Secretary Certificate. SPAC shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of SPAC’s Organizational Documents as in effect as of the Closing Date prior to the Effective Time, (B) the resolutions of the board of directors of SPAC authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required SPAC Shareholder Approval has been obtained and (D) the incumbency of officers of SPAC authorized to execute this Agreement or any Ancillary Document to which SPAC is or is required to be a party or otherwise bound.

(iii) Good Standing. SPAC shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for SPAC certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of SPAC’s jurisdiction of organization and from each other jurisdiction in which SPAC is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

7.3 Conditions to Obligations of SPAC. In addition to the conditions specified in Section 7.1, the obligations of SPAC to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by SPAC) of the following conditions:

(a) Representations and Warranties. (i) the Target Company Fundamental Representations shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) in all material respects on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in the first sentence of Section 5.3(a) shall be true and correct in all respects on and as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, and (iii) the representations and warranties of the Target Companies Group, as applicable, set forth in Article V (other than the Target Company Fundamental Representations and the representations and warranties set forth in the first sentence of Section 5.3(a) and the representations and warranties of the Company Parties (other than the representations and warranties of the Company) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth herein) in all respects on and as of the date of this Agreement and on and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate has not had a Material Adverse Effect.

(b) Agreements and Covenants. The Company Parties shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies since the date of this Agreement.

(d) Certain Ancillary Documents. Each Non-Competition Agreement, each Lock-Up Agreement, the Company Support Agreement and the Amended Registration Rights Agreement shall be in full force and effect as of the Closing.

(e) Preferred Conversion. The Preferred Conversion shall have been completed.

(f) Related Party Loans. The loans issued by the Company to its officers and directors and set forth on Schedule 7.3(f), shall have been repaid or cancelled.

(g) Closing Deliveries.

(i) Officer Certificate. SPAC shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c).

(ii) Secretary Certificate. The Company shall have delivered to SPAC a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of each Target Company’s Organizational Documents as in effect as of the Closing Date prior to the Effective Time, (B) the requisite resolutions of each of the Company, Pubco, Company Merger Sub and SPAC Merger Sub authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company Parties are or are required to be a party or bound, and the consummation of the Mergers and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Company Subsidiary Organizational Documents, and recommending the approval and adoption of the same by the holders of Company Securities at a duly called meeting of members, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which a Target Company is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to SPAC good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company and Pubco certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s or Pubco’s jurisdiction of organization and from each other jurisdiction in which the Target Company or Pubco is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Resignations. Subject to the requirements of Section 5.18, SPAC shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by SPAC prior to the Closing.

(v) Employment Agreements. SPAC and Pubco shall have received employment agreements, in each case effective as of the Closing, in form and substance acceptable to SPAC, between each person listed on Schedule 7.3(g)(v) and Pubco, and each such employment agreement duly executed by the parties thereto.

(vi) Consents. The Company shall have delivered to SPAC evidence that the consents listed on Schedule 7.3(g)(vi) have been received.

7.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VIII
TERMINATION AND EXPENSES

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by written notice by SPAC or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by May 31, 2026 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either SPAC or the Company to the other if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to SPAC, if there has been a material breach by SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of SPAC shall have become materially untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the material breach or material inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such material breach or material inaccuracy is provided to SPAC or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by SPAC to the Company, if (i) there has been a material breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that SPAC shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if at such time SPAC is in material uncured breach of this Agreement;

(f) by written notice by SPAC to the Company, if there shall have been a Material Adverse Effect on the Target Companies following the date of this Agreement which is uncured and continuing;

(g) by written notice by either SPAC or the Company to the other, if the SPAC Extraordinary General Meeting is held (including any adjournment or postponement thereof) and has concluded, SPAC’s shareholders have duly voted, and the Required SPAC Shareholder Approval was not obtained;

(h) by written notice by SPAC to the Company, if the Required Company Stockholder Approval was not obtained in accordance with Section 6.13; or

(i) by written notice by SPAC to the Company, if the Company has not delivered the Audited Financials to SPAC on or before the Audit Delivery Date.

8.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 6.14, 6.15, 8.3, 9.1, Article X and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.1).

8.3 Fees and Expenses. Subject to Section 9.1, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses, subject to Section 6.19; provided that (i) if the Closing occurs, all expenses incurred by SPAC will be paid or reimbursed by Pubco from the Trust Account, the Transaction Financing, or other cash sources available to Pubco or its Subsidiaries at the Closing, (ii) all fees, costs and expenses (including filing fees) paid or payable by any Party or any of its Affiliates as a result of or in connection with or arising under any applicable Antitrust Laws, including fees and expenses relating to any pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall be shared equally between the Parties, (iii) all fees, costs and expenses (including filing fees and printer costs) paid or payable by any Party or any of its Affiliates as a result of or in connection with or arising from filing the Registration Statement with the SEC shall be shared equally between the Parties, and (iv) all fees, costs and expenses (including filing fees) paid or payable by any Party or any of its Affiliates as a result of or in connection with or arising from submitting to NASDAQ a listing application for the shares of Pubco Class A Common Stock (including any filing fees arising therefrom) shall be shared equally between the Parties.

8.4 Survival. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties or their respective Representatives pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties and their respective Representatives in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

Article IX
WAIVERS AND RELEASES

9.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company, Pubco and the Merger Subs each hereby represents and warrants that it has read the IPO Prospectus and understands that SPAC has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by SPAC’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public shareholders (including overallotment shares acquired by SPAC’s underwriters) (the “Public Shareholders”) and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their SPAC Class A Ordinary Shares in connection with the consummation of SPAC’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Shareholders if SPAC fails to consummate a Business Combination within twenty-four (24) months after the closing of the IPO, subject to extension by an amendment to SPAC’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any income taxes or (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, Pubco and the Merger Subs hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company, Pubco or the Merger Subs nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and the Company, Pubco or the Merger Subs or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to herein as, the “Released Claims”). Each of the Company, Pubco and the Merger Subs, on behalf of itself and its Affiliates, hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC or its Affiliates). Each of the Company, Pubco and the Merger Subs agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC and its Affiliates to induce SPAC to enter in this Agreement, and each of the Company, Pubco and the Merger Subs further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its respective Affiliates under applicable Law. To the extent that the Company, Pubco and the Merger Subs or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, each of the Company, Pubco and the Merger Subs hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company, Pubco, the Merger Subs or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief, SPAC and its Representatives, as applicable, shall be entitled to recover from the Company, Pubco and the Merger Subs and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event SPAC or its Representatives, as applicable, prevails in such Action. This Section 9.1 shall survive termination of this Agreement for any reason and continue indefinitely.

Article X
MISCELLANEOUS

10.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC at or prior to the Closing, to: Blue Acquisition Corp. 1601 Anita Lane Newport Beach CA, 92660-4803 Attn: Email:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: David Landau, Esq.; Meredith Laitner, Esq.
Telephone No.:
Email:

If to the Company or the Company Surviving Subsidiary, to: 447 Broadway 2nd Floor, #538 New York, NY 10013 Attn: Email:	with a copy (which will not constitute notice) to: Winston and Strawn LLP 800 Capitol St., Suite 2400 Houston, Texas 77002-2925 Attn: Mike Blankenship Telephone No.: Email:
If to Pubco after the Closing, to: 447 Broadway 2nd Floor, #538 New York, NY 10013 Attn: Email:	with a copy (which will not constitute notice) to: Winston and Strawn LLP 800 Capitol St., Suite 2400 Houston, Texas 77002-2925 Attn: Mike Blankenship Telephone No.: Email:

10.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of SPAC, Pubco and the Company, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

10.3 Third Parties. Except for the rights of (i) the D&O Indemnified Persons set forth in Section 6.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement and (ii) the IPO Underwriters, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement for purposes of Article III, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

10.4 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof, provided that matters that as a matter of the laws of the Cayman Islands are required to be governed by the laws of the Cayman Islands (including, without limitation, in respect of the SPAC Merger and the fiduciary duties that may apply to the directors and officers of the Parties) shall be governed by and construed in accordance with, the laws of the Cayman Islands, without regard to laws that may be applicable under conflicts of laws principles that would cause the application of the laws of any jurisdiction other than the Cayman Islands to such matters. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Courts for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Courts. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 10.1. Nothing in this Section 10.4 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

10.5 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

10.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

10.8 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by SPAC, the Company and Pubco.

10.9 Waiver. SPAC on behalf of itself and its Affiliates and the Company on behalf of itself and its Affiliates, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.10 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

10.11 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article,” “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to SPAC its shareholders or stockholders under the Act, DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of SPAC and its Representatives and SPAC and its Representatives have been given access to the electronic folders containing such information.

10.12 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.13 Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented SPAC and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented SPAC and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent one or more of the Sponsor or its respective Affiliates in connection with matters in which such Persons are adverse to Pubco, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of Pubco, SPAC, the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of SPAC or any of its Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed a client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by Pubco or the Surviving Subsidiaries; provided, further, that nothing contained herein shall be deemed to be a waiver by SPAC or any of its Affiliates (including, after the Effective Time, Pubco, the Surviving Subsidiaries, and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

Article XI
DEFINITIONS

11.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or SPAC prior to the Closing.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, phantom equity, option, stock appreciation right, restricted stock, restricted stock unit, equity purchase or other equity-based compensation plan, employment or consulting, severance, change in control, retention or termination pay, employee or consultant loan program, vacation, sick, or other bonus, deferred compensation plan or practice, hospitalization or other medical, life, death, disability or other insurance, fringe benefit, Section 125 cafeteria plan, welfare, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, Foreign Pension Plan, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA (including any similar plan subject to laws of a jurisdiction outside of the United States), maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or former employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Effective Time.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by SPAC or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by a Target Company or its Representatives to SPAC or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Common Stock” means the Company Series A Common Stock and the Company Series B Common Stock.

“Company Series A Common Stock” means the Company Series A Common Stock, $0.0001 per value per share.

“Company Series B Common Stock” means the Company Series B Common Stock, $0.0001 per value per share.

“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any equity securities of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity securities of the Company.

“Company Equity Plan” means the Blockfusion USA, Inc. 2022 Stock Plan.

“Company Option” means an option to purchase Company Common Stock that was granted pursuant to the Company Equity Plan.

“Company Preferred Stock” means, collectively the Series Seed Preferred Stock and the Series A Preferred Stock.

“Company Privacy and Data Security Policies" means all of the Target Companies' past or present, internal or public-facing policies, notices, and statements concerning the privacy, security, or Processing of Personal Information, including written information security policies.

“Company Securities” means, collectively, the Company Common Stock, the Company Options, the Company Warrants and any other Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stockholders” means, collectively, the holders of Company Common Stock and Company Preferred Stock.

“Company Unaudited Financial Statements” means the unaudited consolidated financial statements of the Target Companies, consisting of the consolidated balance sheets of the Target Companies and the related consolidated income statements, changes in stockholder equity and statements of cash flows for the years ended, and as of, December 31, 2023 and December 31, 2024.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, including but not limited to mask works, textual works, visual, pictorial, or graphical works, or compilations of data or other information and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) which together with any Target Company or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expenses” shall mean all fees, costs and expenses, including all out-of-pocket expenses (including all such fees, costs and expenses with respect to counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates, exchange listings, SEC filings, compliance with the Hart Scott Rodino Antitrust Improvements Act of 1976 and obtaining the D&O Tail Insurance), incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of the transactions contemplated hereby and thereby. With respect to SPAC, Expenses shall include any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any costs and expenses necessary for an Extension (including any of the foregoing incurred by Sponsor or its Affiliates or SPAC’s directors or officers, in each case on behalf of the SPAC and that the SPAC is liable for) (such expenses, “Extension Expenses”).

“Foreign Pension Plan” means any plan, fund (including, without limitation, any superannuation fund) or other similar program (other than social security or social insurance) established or maintained outside of the United States by any Target Company or any one or more of its Affiliates primarily for the benefit of employees of a Target Company or one or more of its Affiliates residing outside the United States, which plan, fund or other program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which is not subject to ERISA or the Code.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of June 12, 2025, by and among SPAC, Sponsor and the other “Holders” named therein.

“Fraud Claim” means any claim based in whole or in part upon fraud.

“Fully-Diluted Company Shares” means (a) the total number of issued and outstanding shares of Company Common Stock issued and outstanding and vested as of immediately prior to the Effective Time (after giving effect to the Preferred Conversion), plus (b) the aggregate number of shares of Company Common Stock issuable upon, or pursuant to, the exercise of Company Options that are issued and outstanding and vested as of immediately prior to the Effective Time, treating such outstanding and vested Company Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (c) the aggregate number of shares of Company Common Stock issuable upon, or pursuant to, the exercise of Company Warrants that are issued and outstanding as of immediately prior to the Effective Time, treating such Company Warrants as having been exercised in full (calculated using the treasury stock method of accounting).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance,” “pollutant,” “contaminant, ” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of SPAC Public Units (and any successor equity thereto) pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of SPAC, dated as of June 12, 2025, and filed with the SEC on June 13, 2025 (File No. 333-287281).

“IPO Underwriters” means BTIG, LLC and Roberts & Ryan, Inc.

“IPO Underwriting Agreement” means that certain Underwriting Agreement, dated as of June 12, 2025, by and between the Company and BTIG, LLC as representative of the underwriters.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any of the Target Companies.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lock-Up Stockholders” means Alex Martini-Lo Manto, Gustavo Mana, Robert Scott, Lucsam Holdings Corp., and Nicholson Holdings Limited.

“Loss” means any and all losses, obligations, penalties, amounts paid in settlement, damages (including consequential damages), amounts paid in settlement, costs and expenses (including reasonable expenses of investigation, court costs and attorneys’ fees and expenses), diminution in value, Taxes, Liens and interest, in each case arising out of or related to any Action, Order or other Liability.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared), earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions, natural or man-made disasters (which are not caused by the respective Party or any of its Affiliates or Representatives), emergencies (which are not caused by the respective Party or any of its Affiliates or Representatives), calamities, epidemics, pandemics, disease outbreaks, other acts of God or other force majeure events in the United States or other political conditions or natural disasters; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to SPAC, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.

“NASDAQ” means The Nasdaq Stock Market LLC.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any of the Target Companies.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, reexamined patents or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, divided, continued, abandoned, withdrawn, or refiled).

“Per Share Price” means an amount equal to (a) the Merger Consideration divided by (b) the Fully-Diluted Company Shares.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, filings, accreditations, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit or operational expenses, in each case arising in the ordinary course of business, or (e) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, exempted company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means any information that either directly or indirectly identifies or, alone or in combination with any other information, could reasonably be used to identify, locate, or contact a natural Person, or that relates or links to, or is reasonably linkable to an identified or identifiable individual, including name, street address, telephone number, email address, identification number issued by a Governmental Authority, credit card number, bank information, customer or account number, online identifier, device identifier, IP address, browsing history, search history, or other website, application, or online activity or usage data, location data, biometric data, medical or health information, or any other information that is considered “personally identifiable information,” “personal information,” or “personal data” under applicable Law, and all data associated with any of the foregoing that are or could reasonably be used to develop a profile or record of the activities of a natural Person across multiple websites or online services, to predict or infer the preferences, interests, or other characteristics of a natural Person, or to target advertisements or other content or products or services to a natural Person.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Privacy Laws” means all applicable Laws, Orders, and binding guidance issued by any Governmental Authority concerning the privacy, security, or Processing of Personal Information (including Laws of jurisdictions where Personal Information was collected), including, as applicable, data breach notification Laws, consumer protection Laws, Laws concerning requirements for website and mobile application privacy policies and practices, Social Security number protection Laws, data security Laws, and Laws concerning email, text message, or telephone communications. Without limiting the foregoing, Privacy Laws include: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Health Insurance Portability and Accountability Act of 1996, as amended and supplemented by the Health Information Technology for Economic and Clinical Health Act of the American Recovery and Reinvestment Act of 2009, the Gramm-Leach-Bliley Act, the Family Educational Rights and Privacy Act, the GDPR, and all other similar international, federal, state, provincial, and local Laws.

“Processing” means any operation performed on Personal Information or that relevant Privacy Laws include in the definition of processing, processes, or process, including the collection, creation, receipt, access, use, handling, recording, compilation, analysis, organizing, monitoring, maintenance, retention, storage, holding, transmission, transfer, protection, disclosure, amendment, distribution, erasure, destruction, or disposal of Personal Information.

“Pubco Class A Common Stock” means the shares of Pubco Class A Common Stock, par value $0.0001 per share.

“Pubco Class B Common Stock” means the shares of Pubco Class B Common Stock, par value $0.0001 per share, which will have economic rights (including dividend and liquidation rights) identical to those of the Pubco Class A Common Stock, but the holders thereof will be entitled to twenty (20) votes per share on all matters on which the Pubco Common Stock are entitled to vote, subject to the terms set forth in the Amended Pubco Charter.

“Pubco Common Stock” means the shares of Pubco Class A Common Stock and Pubco Class B Common Stock.

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements (written or oral), pursuant to which the Target Companies hold any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Target Companies thereunder.

“Redemption Price” means an amount equal to the price at which each SPAC Public Share is redeemed, as determined in accordance with the SPAC’s Organizational Documents and the IPO Prospectus.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Rights Agreement” means that certain Rights Agreement, dated as of June 12, 2025, as it may be amended, by and between SPAC and the Continental Stock Transfer & Trust Company, in its capacity as rights agent.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means the Series A Preferred Stock of the Company, each share of Series A Preferred Stock being convertible into one share of Company Series A Common Stock.

“Series Seed Preferred Stock” means the Series Seed Preferred Stock of the Company, each share of Series Seed Preferred Stock being convertible into (i) one share of Company Series A Common Stock and (ii) one share of Company Series B Common Stock.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, libraries, repositories, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“SPAC Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of SPAC.

“SPAC Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of SPAC.

“SPAC Confidential Information” means all confidential or proprietary documents and information concerning SPAC or any of its Representatives; provided, however, that SPAC Confidential Information shall not include any information which, (i) at the time of disclosure by a Target Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by SPAC or its Representatives to a Target Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information. For the avoidance of doubt, from and after the Closing, SPAC Confidential Information will include the confidential or proprietary information of the Target Companies.

“SPAC Fundamental Representations” means the representations and warranties specified in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement); Section 3.4 (Non-Contravention); Section 3.5(a) (other than the first sentence of Section 3.5(a)) (Capitalization); Section 3.5(b) (Capitalization); and Section 3.16 (Finders and Brokers).

“SPAC Ordinary Shares” means SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares, collectively.

“SPAC Preference Shares” means preference shares, par value $0.0001 per share, of SPAC.

“SPAC Private Rights” means one right that was included as part of each SPAC Private Unit entitling the holder thereof to receive one-tenth (1/10th) of a SPAC Class A Ordinary Share upon the consummation by SPAC of its initial business combination.

“SPAC Private Units” means the units issued to the Sponsor and the IPO Underwriters in a private placement that closed simultaneously with in the IPO, consisting of one SPAC Class A Ordinary Share and one SPAC Private Right.

“SPAC Public Share” means one Class A Ordinary Share that was included as part of each SPAC Public Unit.

“SPAC Public Rights” means one right that was included as part of each SPAC Public Unit entitling the holder thereof to receive one-tenth (1/10th) of a SPAC Class A Ordinary Share upon the consummation by SPAC of its initial business combination.

“SPAC Public Units” means the units issued in the IPO (including overallotment units acquired by the IPO underwriters) consisting of one SPAC Class A Ordinary Share and one SPAC Public Right.

“SPAC Rights” means SPAC Private Rights and SPAC Public Rights, collectively.

“SPAC Securities” means SPAC Public Units, SPAC Ordinary Shares, SPAC Preference Shares and SPAC Rights, collectively.

“Sponsor” means Blue Holdings Sponsor LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Target Company Fundamental Representations” means the representations and warranties specified in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement); Section 5.3(a) (other than the first sentence of Section 5.3(a)) (Capitalization); Section 5.3(b) (Capitalization); Section 5.6 (Non-Contravention); and Section 5.27 (Finders and Brokers).

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, tax collected at source, equalization levy, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including all employment, payroll, and other applicable Taxes on such payments and (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on SPAC or any Target Company in connection with the Merger or the other transactions contemplated by this Agreement.

“Transaction Financing” means a capital raising transaction in connection with the Transactions structured as one or a combination of common equity, preferred equity, convertible equity or debt, non-redemption or backstop arrangements with respect to the Trust Account, a committed equity facility, debt facility, and/or other sources of cash or cash equivalents, in each case, whether such investment is into SPAC, the Company or Pubco.

“Trust Account” means the trust account established by SPAC with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of June 12, 2025, as it may be amended, by and between SPAC and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

11.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Accounts Receivable	5.7(e)
Acquisition Proposal	6.6(a)
Act	1.1
Agreement	Preamble
Alternative Transaction	6.6(a)
Amended Pubco Charter	7.1(h)
Antitrust Laws	6.9(b)
Assumed Option	1.10(c)
Audit Delivery Date	(a)
Business Combination	9.1
Cayman Registrar	1.3
Change in Recommendation	6.6(b)
Change in Recommendation Notice	6.6(d)
Change in Recommendation Notice Period	6.6(d)
Closing	2.1
Closing Consideration Spreadsheet	1.14(a)
Closing Date	2.1
Closing Filing	6.14(b)
Closing Press Release	6.14(b)
Company	Preamble
Company Audited Financials	(a)
Company Benefit Plan	5.18(a)
Company Business	Recitals
Company Certificate of Merger	1.3
Company D&O Tail Insurance	6.18(c)
Company Directors	6.17(a)
Company Disclosure Schedules	Article V
Company Financials	(a)
Company IP	5.13(d)
Company IP Licenses	5.13(a)
Company Material Contracts	5.12(a)
Company Merger	Recitals
Company Merger Sub	Preamble
Company Parties	Preamble
Company Permits	5.10
Company Personal Property Leases	5.15(f)
Company Registered IP	5.13(a)
Company Special Meeting	6.13
Company Surviving Subsidiary	1.2
Company Warrant	1.10(d)
D&O Indemnified Persons	6.18(a)
DGCL	1.2
Effective Time	1.3
EGS	2.1
Employment Agreements	Recitals

Term	Section
Enforceability Exceptions	3.2
Environmental Permits	5.19(a)
Excluded Securities	1.10(b)
Exchange Ratio	1.8
Extension	6.3(a)
Extension Expenses	11.1
Financing Agreement	6.20(a)
Federal Securities Laws	6.7
Incentive Plan	6.12(a)
Insider Letter Amendment	Recitals
Interim Financial Information	6.4
Interim Period	6.1(a)
Investment Company Act	3.15
Lock-Up Agreement	Recitals
Merger Consideration	1.8
Merger Subs	Preamble
Mergers	Recitals
Non-Competition Agreement	Recitals
OFAC	3.17(c)
Off-the-Shelf Software	5.13(a)
Outbound IP License	5.13(c)
Outside Date	8.1(b)
Party(ies)	Preamble
Plan of Merger	1.3
Post-Closing Equity Plan	6.12(a)
Post-Closing Pubco Board	6.17(a)
Preferred Conversion	1.7
Privacy Agreement	5.25(a)
Proxy Statement	6.12(a)
Pubco	Preamble
Public Certifications	3.6(a)
Public Shareholders	9.1
SPAC	Preamble
SPAC Board Recommendation	Recitals
SPAC D&O Tail Insurance	6.18(b)
SPAC Directors	6.17(a)
SPAC Disclosure Schedules	Article III
SPAC Extraordinary General Meeting	6.12(a)
SPAC Financials	3.6(c)
SPAC Material Contract	3.13(a)
SPAC Merger	Recitals
SPAC Merger Documents	1.3
SPAC Merger Sub	Preamble
SPAC Shareholder Approval Matters	6.12(a)
SPAC Surviving Subsidiary	1.1
SPAC Surviving Subsidiary Memorandum	1.5

Term	Section
Stockholder Merger Consideration	1.8
Redemption	6.12(a)
Registration Statement	6.12(a)
Related Person	5.20
Released Claims	9.1
Required Company Stockholder Approval	7.1(b)
Required SPAC Shareholder Approval	7.1(a)
SEC Approval Date	6.12(d)
SEC Reports	3.6(a)
Section 409A Plan	5.18(k)
Security Incident	5.25(d)
Signing Filing	6.14(b)
Signing Press Release	6.14(b)
Specified Courts	10.4
Surviving Subsidiaries	1.2
Top Customers	5.23
Top Suppliers	5.23

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

SPAC:

BLUE ACQUISITION CORP.

By:	/s/ Ketan Seth
	Name:	Ketan Seth
	Title:	Chief Executive Officer

Pubco:

BLOCKFUSION DATA CENTERS, INC.

By:	/s/ Robert Scott
	Name:	Robert Scott
	Title:	President, Chief Financial Officer, Secretary and Treasurer

SPAC Merger Sub:

ATLAS I MERGER SUB

By:	/s/ Robert Scott
	Name:	Robert Scott
	Title:	Sole Director

Company Merger Sub:

ATLAS MERGER SUB, INC

By:	/s/ Robert Scott
	Name:	Robert Scott
	Title:	President, Treasurer and Secretary

The Company:

BLOCKFUSION USA, INC.

By:	/s/ Alex Martini-Lo Manto
	Name:	Alex Martini-Lo Manto
	Title:	Chief Executive Officer

Annex C

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLOCKFUSION DATA CENTERS, INC.

Pursuant to Sections 242 and 245 of the

Delaware General Corporation Law

Blockfusion Data Centers, Inc., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1. The name of the Corporation is “Blockfusion Data Centers, Inc..”

2. The Corporation’s original Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 29, 2025, as amended by that certain Certificate of Amendment filed in the office of the Secretary of the State of Delaware on November 6, 2025.

3. This Amended Restated Certificate of Incorporation (this “Certificate”) restates, integrates and amends the Certificate of Incorporation of the Corporation.

4. This Amended and Restated Certificate of Incorporation was duly adopted by the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware (“DGCL”).

5. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

FIRST: The name of the corporation is “Blockfusion Data Centers, Inc.” (hereinafter sometimes referred to as the “Corporation”).

SECOND: The registered office of the Corporation in the State of Delaware is to be located at Corporation Trust Center, 1209 Orange Street, Wilmington (New Castle County), Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 1,000,000,000 of which (i) 700,000,000 shares shall be Common Stock of the par value of $0.0001 per share (“Common Stock”), representing (a) 500,000,000 shares of Class A Common Stock (“Class A Common Stock”) and (b) 200,000,000 shares of Class B Common Stock (“Class B Common Stock”), and (ii) 300,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share (“Preferred Stock”).

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Rights of Class A Common Stock and Class B Common Stock.

(1) Voting. Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), the holders of shares of Class A Common Stock and Class B Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the corporation, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by the DGCL. Except as otherwise expressly provided herein or required by the DGCL, each holder of Class B Common Stock shall have the right to twenty (20) votes per share of Class B Common Stock held of record by such holder and each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder.

(2) Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

(3) Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

(4) Liquidation, Dissolution or Winding Up of the Corporation. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

C. Conversion of Class B Common Stock.

(1)	Each share of Class B Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock on the Final Conversion Date.

(2)	Each share of Class B Common Stock held by any applicable Class B Holder will automatically be converted into one fully paid and nonassessable share of Class A Common Stock as follows:

(A)	with respect to any Class B Holder serving as a director or an officer of the Corporation as of the closing of the Business Combination, 5:00 p.m., New York City time, on the day immediately following such date on which such Class B Holder is no longer serving as at least one of a director or an officer of the Corporation;

(B)	with respect to any Class B Holder, 5:00 p.m., New York City time, on the day immediately following such date on which such Class B Holder is no longer holding at least 50% of the shares of Class B Stock that such Class B Holder held immediately following the consummation of the Business Combination; and

(C)	upon any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to voting control over such share by proxy or otherwise (each a “Transfer”), other than a Permitted Transfer (as defined below), of such share of Class B Common Stock. Each share of Class B Common Stock shall be convertible at any time at the option of the holder into one share of Class A Common Stock. Such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares (if any) are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such conversion unless the certificates evidencing such shares of Class B Common Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of shares of Class B Common Stock, the holders of shares of Class B Common Stock so converted shall surrender the certificates representing such shares (if any) at the office of the Company or any transfer agent for the shares of Class A Common Stock.

Permitted Transfers. The following shall not be considered a Transfer: (i) the granting of a revocable proxy to officers or directors of the Company at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (ii); (ii) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of shares of Class B Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Company, (B) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; (iii) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise exclusive voting control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer; (iv) entering into, or reaching an agreement, arrangement or understanding regarding, a support or similar voting or tender agreement (with or without granting a proxy) in connection with a liquidation of the Company, business combination, or acquisition that has been approved by the Board of Directors; (v) any transfer by a holder of Class B Common Stock to (A) such holder’s spouse, domestic partner, parents, siblings, children, grandchildren or other lineal descendants (including adopted children and stepchildren), (B) any trust, partnership, limited liability company, custodianship or other entity, all of the beneficial interests of which are held by or for the benefit of such holder and/or such persons described in clause (A), (C) any individual or entity that is a guardian, conservator or custodian of, or a fiduciary for, such holder or any of the persons described in clause (A), (D) any estate of such holder or of any of the persons described in clause (A), (E) any charitable organization or foundation established by such holder or any of the persons described in clause (A), or (F) any other transferee approved in advance by the Board of Directors (each, a “Permitted Transferee”); (vi) any transfer by will, intestate succession, or otherwise by operation of law upon the death of a holder of Class B Common Stock to such holder’s estate, heirs, executors, administrators, personal representatives or distributees; (vii) any transfer to the Company; or (viii) any transfer pursuant to a court order or by operation of law (including pursuant to a qualified domestic relations order or in connection with a divorce settlement), in each case so long as such transfer is for bona fide estate planning, tax planning, or succession planning purposes and does not involve a disposition for value (other than for nominal consideration or in connection with the settlement of the estate or similar arrangement). For the avoidance of doubt, any transfer permitted under this paragraph shall be subject to such transferee agreeing in writing, if requested by the Company, to be bound by the terms of this Certificate of Incorporation as a holder of Class B Common Stock.

(3)	For purposes of this Article Fourth, the following definitions shall apply:

“Base Class B Shares” means the aggregate number of shares of Class B Common Stock outstanding immediately following the Business Combination:

“Business Combination” means the transactions contemplated by that certain Business Combination Agreement, dated as of November 29, 2025, by and among (i) the Corporation, (ii) Blue Acquisition Corp., a Cayman Islands exempted company, (iii) Blockfusion USA, Inc., a Delaware corporation, (iv) Atlas I Merger Sub, a Cayman Islands exempted company, and (v) Atlas Merger Sub, Inc., a Delaware corporation:

“Class B Holder” means a holder of shares of Class B Common Stock.

“Final Conversion Date” means:

(A)	the date specified by the holders of two-thirds of the then outstanding shares of Class B Common Stock, voting as a separate class, or in the affirmative written election executed by the holders of two-thirds of the then outstanding shares of Class B Common Stock; or

(B)	the date fixed by the Board that is no less than 10 days and no more than 3- days following the date that the number of outstanding shares of Class B Common Stock held by the Initial Class B Holders and their Permitted Transferees represents less than 50% of the Base Class B Shares.

“Initial Class B Holder” means each of (i) Lucsam Holdings Corp., (ii) Nicholson Holdings Limited, (iii) Robert Scott and (iv) Gustavo Mana:

FIFTH:

A. The number of members of the entire Board shall be fixed, from time to time, exclusively by the Board, in accordance with the bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the “Bylaws”), subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if any.

B. The Board shall consist of directors whose number shall be fixed exclusively by the Board. All directors shall be elected at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders and until their successors shall have been elected and qualified. Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the term and until his successor shall have been elected and qualified. Directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66-2/3% of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. Election of directors need not be by ballot unless the Bylaws so provide.

B. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to make, alter and repeal the Bylaws without the consent of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate. Notwithstanding anything to the contrary contained in this Certificate or any provision of law which might otherwise permit a lesser vote of the stockholders, the stockholders may adopt, amend, alter or repeal the Bylaws only with the affirmative vote of the holders of not less than 66-2/3% of the voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

C. Any action required or permitted to be taken by the stockholders of the Corporation at a annual or special meeting of the stockholders of the Corporation may be effected by written consent in lieu of a meeting.

D. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation or the Board, and the ability of the stockholders to call a special meeting of the stockholders is hereby specifically denied.

E. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

F. The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any special meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy), unless a higher vote is required by applicable law, shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

G. In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of the State of Delaware and of this Certificate.

SEVENTH:

A. A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may hereafter be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the repeal or modification of this paragraph A nor, to the fullest extent permitted by the DGCL, any modification of law shall adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B. The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby.

C. The rights to indemnification and advancement of expenses conferred in this Article Seventh of this Certificate shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted under this Certificate, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

NINTH:

A. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Notwithstanding the foregoing, the Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for any of the following actions: (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal or concurrent federal and state jurisdiction.

B. If any action the subject matter of which is within the scope of paragraph A immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce paragraph A immediately above (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

C. If any provision or provisions of this Article Ninth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Ninth (including, without limitation, each portion of any sentence of this Article Ninth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Ninth.

TENTH: The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

ELEVENTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by this Certificate and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders of the Corporation by and pursuant to this Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article Eleventh. Notwithstanding any other provisions of this Certificate or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the stockholders may amend, alter, or repeal, or adopt any provision inconsistent with, any provision of Article Fifth, Sixth or Eleventh of this Certificate only with the affirmative vote of the holders of not less than 66-2/3% of the voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

TWELFTH: The Corporation will not be subject to Section 203 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its President, as of the day of [_], 2025.

Robert Scott, President

Annex D

Adopted as of     , 2025

AMENDED AND RESTATED

BYLAWS

OF

BLOCKFUSION DATA CENTERS, INC.

ARTICLE I

OFFICES

1.1 Registered Office. The registered office of Blockfusion Data Centers, Inc. (the “Corporation”) in the State of Delaware shall be established and maintained at Corporation Trust Center, 1209 Orange Street, Wilmington (New Castle County), Delaware 19801 and The Corporation Trust Company. shall be the registered agent of the corporation in charge thereof.

1.2 Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the board of directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 Place of Meetings. All meetings of the stockholders shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

2.2 Annual Meetings.

(a) The annual meeting of stockholders shall be held on such date and at such time as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of only such other business as is properly brought before the meeting in accordance with these Bylaws (the “Bylaws”).

(b) Written notice of an annual meeting stating the place, date and hour of the meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the annual meeting.

(c) To be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) otherwise brought before the annual meeting by or at the direction of the Board of Directors, or (iii) otherwise properly brought before the annual meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder’s notice to the Secretary shall set forth (a) as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (ii) any material interest of the stockholder in such business, and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class, series and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at the annual meeting except in accordance with the procedures set forth in this Article II, Section 2. The officer of the Corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions of this Article II, Section 2, and if such officer should so determine, such officer shall so declare to the annual meeting and any such business not properly brought before the meeting shall not be transacted.

2.3 Special Meetings.

(a) Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), may only be called by the chairperson of the Board, the chief executive officer of the Corporation or the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting.

(b) Unless otherwise provided by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

2.4 Quorum. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the holders of a majority of the votes entitled to be cast by the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

2.5 Organization.

(a) The Chairman of the Board of Directors shall act as chairman of meetings of the stockholders. The Board of Directors may designate any other officer or director of the Corporation to act as chairman of any meeting in the absence of the Chairman of the Board of Directors, and the Board of Directors may further provide for determining who shall act as chairman of any stockholders meeting in the absence of the Chairman of the Board of Directors and such designee.

(b) The Secretary of the Corporation shall act as secretary of all meetings of the stockholders, but in the absence of the Secretary the presiding officer may appoint any other person to act as secretary of any meeting.

2.6 Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, any question (other than the election of directors) brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote on such question. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect each director. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder, unless otherwise provided by the Certificate of Incorporation. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize any person or persons to act for him by proxy. All proxies shall be executed in writing and shall be filed with the Secretary of the Corporation not later than the day on which exercised. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.

2.7 Voting List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, showing the address of each stockholder and the class and number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the election, either at a place within the city, town or village where the election is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where said meeting is to be held.

2.8 Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 2.7 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

2.9 Adjournment. Any meeting of the stockholders, including one at which directors are to be elected, may be adjourned for such periods as the presiding officer of the meeting or the stockholders present in person or by proxy and entitled to vote shall direct.

2.10 Ratification. Any transaction questioned in any stockholders’ derivative suit, or any other suit to enforce alleged rights of the Corporation or any of its stockholders, on the ground of lack of authority, defective or irregular execution, adverse interest of any director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting may be approved, ratified and confirmed before or after judgment by the Board of Directors or by the holders of Common Stock and, if so approved, ratified or confirmed, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said approval, ratification or confirmation shall be binding upon the Corporation and all of its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.

2.11 Inspectors. The election of directors and any other vote by ballot at any meeting of the stockholders shall be supervised by at least one inspector. Such inspectors shall be appointed by the Board of Directors in advance of the meeting. If the inspector so appointed shall refuse to serve or shall not be present, such appointment shall be made by the officer presiding at the meeting.

ARTICLE III

DIRECTORS

3.1 Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Certificate of Incorporation. The number of directors which shall constitute the Board of Directors shall be not less than one (1) nor more than nine (9). The exact number of directors shall be fixed from time to time, within the limits specified in this Section 3.1 or in the Certificate of Incorporation, by the Board of Directors. Directors need not be stockholders of the Corporation.

3.2 Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until the next annual meeting of stockholders or until such director’s earlier resignation, removal from office, death or incapacity. Unless otherwise provided in the Certificate of Incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause may be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and each director so chosen shall hold office until his or her successor shall be elected and qualified, or until such director’s earlier resignation, removal from office, death or incapacity.

3.3 Nominations. Unless otherwise provided in the Certificate of Incorporation or any Preferred Stock Designation (as defined in the Certificate of Incorporation), nominations of persons for election to the Board of Directors of the Corporation at a meeting of stockholders of the Corporation may be made at such meeting by or at the direction of the Board of Directors, by any committee or persons appointed by the Board of Directors or by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 3.3. Such nominations by any stockholder shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided however, that in the event that less than seventy (70) days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such stockholder’s notice to the Secretary shall set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person, and (d) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended, and (ii) as to the stockholder giving the notice (a) the name and record address of the stockholder and (b) the class and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth herein. The officer of the Corporation presiding at an annual meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

3.4 Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. The first meeting of each newly elected Board of Directors shall be held immediately after and at the same place as the meeting of the stockholders at which it is elected and no notice of such meeting shall be necessary to the newly elected directors in order to legally constitute the meeting, provided a quorum shall be present. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman or a majority of the entire Board of Directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone, facsimile, telegram or e-mail on twenty-four (24) hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

3.5 Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors or of any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.6 Organization of Meetings.

(a) The Board of Directors shall elect one of its members to be Chairman of the Board of Directors. The Chairman of the Board of Directors shall lead the Board of Directors in fulfilling its responsibilities as set forth in these By-Laws, including its responsibility to oversee the performance of the Corporation, and shall determine the agenda and perform all other duties and exercise all other powers which are or from time to time may be delegated to him or her by the Board of Directors.

(b) Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in his or her absence, by the Chief Executive Officer, or in the absence of the Chairman of the Board of Directors and the Chief Executive Officer by such other person as the Board of Directors may designate or the members present may select.

3.7 Actions of Board of Directors Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filled with the minutes of proceedings of the Board of Directors or committee.

3.8 Removal of Directors by Stockholders. Directors of the Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of 66-2/3% of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

3.9 Resignations. Any Director may resign at any time by submitting his or her written resignation to the Board of Directors or Secretary of the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation unless another time be fixed in the resignation, in which case it shall become effective at the time so fixed. The acceptance of a resignation shall not be required to make it effective.

3.10 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided by law and in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution or amending the Bylaws of the Corporation; and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock or to adopt a certificate of ownership and merger. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.11 Compensation. The Board of Directors shall have the authority to fix the compensation of directors. Without limiting the foregoing, the directors shall be paid their reasonable expenses, if any, of attendance at each meeting of the Board or any committee thereof and may be paid a fixed sum for attendance at each such meeting and an annual retainer or salary for service as director or committee member, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Directors who are full-time employees of the Corporation shall not receive any compensation for their service as director or as a member of any committee of the Board of Directors.

3.12 Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

3.13 Meetings by Means of Conference Telephone. Members of the Board of Directors or any committee designed by the Board of Directors may participate in a meeting of the Board of Directors or of a committee of the Board of Directors by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such meeting.

ARTICLE IV

OFFICERS

4.1 General. The officers of the Corporation shall be elected or appointed by the Board of Directors and may consist of: a Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer. The Board of Directors, in its discretion, may also elect or appoint one or more Vice Presidents (including Executive Vice Presidents and Senior Vice Presidents), Assistant Secretaries, Assistant Treasurers, a Controller and or desirable. Any number of offices may be held by the same person and more than one person may hold the same office, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation, nor need such officers be directors of the Corporation.

4.2 Election. The Board of Directors at its first meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Except as otherwise provided in this ARTICLE IV, any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers who are directors of the Corporation shall be fixed by the Board of Directors.

4.3 Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, President or any Vice President, and any such officer may, in the name and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

4.4 Chief Executive Officer. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, the Chief Executive Officer shall have ultimate authority for decisions relating to the general management and control of the affairs and business of the Corporation and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors.

4.5 President. At the request of the Chief Executive Officer, or in the absence of the Chief Executive Officer, or in the event of his, her or her inability or refusal to act, the President shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office. The President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe.

4.6 Chief Financial Officer. The Chief Financial Officer shall have general supervision, direction and control of the financial affairs of the Corporation and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors. In the absence of a named Treasurer, the Chief Financial Officer shall also have the powers and duties of the Treasurer as hereinafter set forth and shall be authorized and empowered to sign as Treasurer in any case where such officer’s signature is required.

4.7 Chief Operating Officer. The Chief Operating Officer shall have general supervision, direction and control of the operations of the Corporation and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors. At the request of the Chief Executive Officer or the President, or in the absence of the President, or in the event of his or her inability or refusal to act, the Chief Operating Officer shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office.

4.8 Executive Vice President. The Executive Vice President shall have general supervision, direction and control of such aspects of the business and operations of the Corporation as may be assigned by the Chief Executive Officer, President, or Chief Operating Officer, and shall perform such other duties and exercise such other powers which are or from time to time may be delegated to him or her by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors. At the request of the Chief Executive Officer, President, or Chief Operating Officer, or in the absence of the Chief Operating Officer, or in the event of his or her inability or refusal to act, the Executive Vice President shall perform the duties of the Chief Operating Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office. In the absence of a Chief Operating Officer, the Executive Vice President shall perform the duties of the President at the request of the Chief Executive Officer or President, or in the absence of the President, or in the event of his or her inability or refusal to act, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office.

4.9 Vice Presidents. At the request of the Chief Executive Officer or the President, or in the absence of the President, or in the event of his or her inability or refusal to act, the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of such officer to act, shall perform the duties of such office, and when so acting, shall have all the powers of and be subject to all the restrictions upon such office.

4.10 Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, then any Assistant Secretary shall perform such actions. If there be no Assistant Secretary, then the Board of Directors or the Chief Executive Officer may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

4.11 Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer, President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

4.12 Assistant Secretaries. Except as may be otherwise provided in these Bylaws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his or her disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

4.13 Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chief Executive Officer, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his or her disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

4.14 Controller. The Controller shall establish and maintain the accounting records of the Corporation in accordance with generally accepted accounting principles applied on a consistent basis, maintain proper internal control of the assets of the Corporation and shall perform such other duties as the Board of Directors, the Chief Executive Officer, the President or any Vice President of the Corporation may prescribe.

4.15 Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

4.16 Vacancies. The Board of Directors shall have the power to fill any vacancies in any office occurring from whatever reason.

4.17 Resignations. Any officer may resign at any time by submitting his or her written resignation to the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation, unless another time be fixed in the resignation, in which case it shall become effective at the time so fixed. The acceptance of a resignation shall not be required to make it effective.

4.18 Removal. Subject to the provisions of any employment agreement approved by the Board of Directors, any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

ARTICLE V

CAPITAL STOCK

5.1 Form of Certificates. The shares of stock in the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board of Directors and the requirements of Delaware General Corporate Law (the “DGCL”). Stock certificates shall be in such forms as the Board of Directors may prescribe and signed by the Chairman of the Board, the Chief Executive Officer, President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation.

5.2 Signatures. Any or all of the signatures on a stock certificate may be a facsimile, including, but not limited to, signatures of officers of the Corporation and countersignatures of a transfer agent or registrar. In case an officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

5.3 Lost Certificates. The Board of Directors may direct a new stock certificate or certificates to be issued in place of any stock certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new stock certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of certificated stock shall be made on the books of the Corporation only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued. Transfers of uncertificated stock shall be made on the books of the Corporation only by the person then registered on the books of the Corporation as the owner of such shares or by such person’s attorney lawfully constituted in writing and written instruction to the Corporation containing such information as the Corporation or its agents may prescribe. No transfer of uncertificated stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. The Corporation shall have no duty to inquire into adverse claims with respect to any stock transfer unless (a) the Corporation has received a written notification of an adverse claim at a time and in a manner which affords the Corporation a reasonable opportunity to act on it prior to the issuance of a new, reissued or re-registered share certificate, in the case of certificated stock, or entry in the stock record books of the Corporation, in the case of uncertificated stock, and the notification identifies the claimant, the registered owner and the issue of which the share or shares is a part and provides an address for communications directed to the claimant; or (b) the Corporation has required and obtained, with respect to a fiduciary, a copy of a will, trust, indenture, articles of co-partnership, Bylaws or other controlling instruments, for a purpose other than to obtain appropriate evidence of the appointment or incumbency of the fiduciary, and such documents indicate, upon reasonable inspection, the existence of an adverse claim. The Corporation may discharge any duty of inquiry by any reasonable means, including notifying an adverse claimant by registered or certified mail at the address furnished by him or, if there be no such address, at his or her residence or regular place of business that the security has been presented for registration of transfer by a named person, and that the transfer will be registered unless within thirty days from the date of mailing the notification, either (a) an appropriate restraining order, injunction or other process issues from a court of competent jurisdiction; or (b) an indemnity bond, sufficient in the Corporation’s judgment to protect the Corporation and any transfer agent, registrar or other agent of the Corporation involved from any loss which it or they may suffer by complying with the adverse claim, is filed with the Corporation.

5.5 Fixing Record Date. In order that the Corporation may determine the stockholders entitled to notice or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than ten (10) days after the date upon which the resolution fixing the record date of action with a meeting is adopted by the Board of Directors, nor more than sixty (60) days prior to any other action. If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the first date on which a signed written consent is delivered to the Corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.6 Registered Stockholders. Prior to due presentment for transfer of any share or shares, the Corporation shall treat the registered owner thereof as the person exclusively entitled to vote, to receive notifications and to all other benefits of ownership with respect to such share or shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State Delaware.

ARTICLE VI

NOTICES

6.1 Form of Notice. Notices to directors and stockholders other than notices to directors of special meetings of the board of Directors which may be given by any means stated in Section 3.4, shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

6.2 Waiver of Notice. Whenever any notice is required to be given under the provisions of law or the Certificate of Incorporation or by these Bylaws of the Corporation, a written waiver, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular, or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation.

ARTICLE VII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

7.1 Actions by Third Parties. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or her is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he or her acted in good faith and in a manner he or her reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or her reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

7.2 Actions by or in Right of the Company. The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or her is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he or her acted in good faith and in a manner he or her reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

7.3 Success on the Merits. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 or 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

7.4 Standard of Conduct Determination. Any indemnification under Sections 7.1 or 7.2 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or her has met the applicable standard of conduct set forth in such section. Such determination shall be made:

(a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or

(b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or

(c) by the stockholders.

7.5 Expenses. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Section. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

7.6 Non-Exclusive Rights. The indemnification and advancement of expenses provided by, or granted pursuant to the other sections of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

7.7 Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

7.8 Defined Terms.

(a) For purposes of this Article, references to “the Corporation” shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation of its separate existence had continued.

(b) For purposes of this Article, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article.

7.9 Continuation of Rights. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.10 Limitation of Liability. No director or officer of the Corporation shall be personally liable to the Corporation or to any stockholder of the Corporation for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may hereafter be amended from time to time.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Reliance on Books and Records. Each Director, each member of any committee designated by the Board of Directors, and each officer of the Corporation, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation, including reports made to the Corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

8.2 Maintenance and Inspection of Records.

(a) The Corporation shall, either at its principal executive office or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these by-laws, as may be amended to date, minute books, accounting books and other records.

(b) Any such records maintained by the Corporation may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to the provisions of the Delaware General Corporation Law. When records are kept in such manner, a clearly legible paper form produced from or by means of the information storage device or method shall be admissible in evidence, and accepted for all other purposes, to the same extent as an original paper form accurately portrays the record.

(c) Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Corporation’s stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office in Delaware or at its principal executive office.

8.3 Inspection by Directors. Any director shall have the right to examine the Corporation’s stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director.

8.4 Dividends. Subject to the provisions of the Certificate of Incorporation, if any, dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

8.5 Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other persons as the Board of Directors may from time to time designate.

8.6 Fiscal Year. The fiscal year of the Corporation shall be as determined by the Board of Directors. If the Board of Directors shall fail to do so, the Chief Executive Officer shall fix the fiscal year.

8.7 Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

8.8 Amendments. Subject to any limitations in the Certificate of Incorporation, the original or other Bylaws may be adopted, amended or repealed by the stockholders entitled to vote thereon at any regular or special meeting, provided that, in accordance with the Certificate of Incorporation, any such adoption, amendment, alteration or repeal by the stockholders shall require the affirmative vote of the holders of not less than 66-2/3% of the voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class. The Board of Directors is expressly authorized to make, alter, amend and repeal these Bylaws without the consent of the stockholders in any manner not inconsistent with the DGCL or the Certificate of Incorporation. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal Bylaws, subject to any limitations in the Certificate of Incorporation and the supermajority voting requirement set forth above.

8.9 Interpretation of Bylaws. All words, terms and provisions of these Bylaws shall be interpreted and defined by and in accordance with the General Corporation Law of the State of Delaware, as amended, and as amended from time to time hereafter.

Annex E

BLOCKFUSION DATA CENTERS, INC.
2026 STOCK INCENTIVE PLAN

Section 1. General.

The purposes of the Blockfusion Data Centers, Inc. 2026 Stock Incentive Plan (the “Plan”) are to: (a) encourage the profitability and growth of the Company through short-term and long-term incentives that are consistent with the Company’s objectives; (b) give Participants an incentive for excellence in individual performance; (c) promote teamwork among Participants; and (d) give the Company a significant advantage in attracting and retaining key Employees, Directors and Consultants. To accomplish such purposes, the Plan provides that the Company may grant (i) Options, (ii) Stock Appreciation Rights, (iii) Restricted Shares, (iv) Restricted Stock Units, (v) Performance-Based Awards (including performance-based Restricted Shares and Restricted Stock Units), (vi) Other Share-Based Awards, (vii) Other Cash-Based Awards or (viii) any combination of the foregoing.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “Administrator” means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 of the Plan.

(b) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. An entity shall be deemed an Affiliate for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” or “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(c) “Automatic Exercise Date” means, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable term of the Option pursuant to Section 7(k) or the Stock Appreciation Right pursuant to Section 8(h).

(d) “Award” means any Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, Performance-Based Award, Other Share-Based Award or Other Cash-Based Award granted under the Plan.

(e) “Award Agreement” means a written agreement, contract or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan. Evidence of an Award may be in written or electronic form, may be limited to notation on the books and records of the Company and, with the approval of the Administrator, need not be signed by a representative of the Company or a Participant. Any Shares that become deliverable to the Participant pursuant to the Plan may be issued in certificate form in the name of the Participant or in book-entry form in the name of the Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

(f) “Beneficial Owner” (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(g) “Board” means the Board of Directors of the Company.

(h) “Bylaws” means the bylaws of the Company, as may be amended and/or restated from time to time.

(i) “Cause” shall have the meaning assigned to such term in any Company, Subsidiary or Affiliate unexpired employment, severance, or similar agreement or Award Agreement with a Participant, or if no such agreement exists or if such agreement does not define “Cause” (or a word of like import), Cause means (i) the Participant’s breach of fiduciary duty or duty of loyalty to the Company, (ii) the Participant’s conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude, (iii) the Participant’s failure, refusal or neglect to perform and discharge his or her duties and responsibilities on behalf of the Company or a Subsidiary of the Company (other than by reason of Disability) or to comply with any lawful directive of the Board or its designee, (iv) the Participant’s breach of any written policy of the Company or a Subsidiary or Affiliate thereof (including, without limitation, those relating to sexual harassment or the disclosure or misuse of confidential information), (v) the Participant’s breach of any agreement with the Company or a Subsidiary or Affiliate thereof (including, without limitation, any confidentiality, non-competition, non-solicitation or assignment of inventions agreement), (vi) the Participant’s commission of fraud, dishonesty, theft, embezzlement, self-dealing, misappropriation or other malfeasance against the business of the Company or a Subsidiary or Affiliate thereof, or (vii) the Participant’s commission of acts or omissions constituting gross negligence or gross misconduct in the performance of any aspect of his or her lawful duties or responsibilities, which have or may be expected to have an adverse effect on the Company, its Subsidiaries or Affiliates. A Participant’s employment shall be deemed to have terminated for “Cause” if, on the date his or her employment terminates, facts and circumstances exist that would have justified a termination for Cause, to the extent that such facts and circumstances are discovered within three (3) months following such termination. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

(j) “Change in Capitalization” means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) extraordinary dividend (whether in the form of cash, Shares or other property), stock split or reverse stock split, (iii) combination or exchange of shares, (iv) other change in corporate structure or (v) payment of any other distribution, which, in any such case, the Administrator determines, in its sole discretion, affects the Common Stock such that an adjustment pursuant to Section 5 of the Plan is appropriate.

(k) “Change in Control” means the occurrence of any of the following:

(i) any Person, other than the Company or a Subsidiary thereof, becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”), excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (A) of paragraph (iii) below or any acquisition directly from the Company; or

(ii) the following individuals cease for any reason to constitute a majority of the number of Directors then serving on the Board: individuals who, during any period of two (2) consecutive years, constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of Directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the two (2) year period or whose appointment, election or nomination for election was previously so approved or recommended; or

(iii) the consummation of a merger or consolidation of the Company or any Subsidiary thereof with any other corporation, other than a merger or consolidation (A) that results in the Outstanding Company Voting Securities immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the Outstanding Company Voting Securities (or such surviving entity or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof) outstanding immediately after such merger or consolidation, and (B) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(iv) the consummation of a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned directly or indirectly by stockholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company’s assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

For each Award that constitutes deferred compensation under Code Section 409A, a Change in Control (where applicable) shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company also constitutes a “change in control event” under Code Section 409A.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Class A Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(v) “Change in Control Price” shall have the meaning set forth in Section 12 of the Plan.

(vi) “Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

(vii) “Committee” means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, if required by Rule 16b-3 under the Exchange Act or the applicable stock exchange on which the Shares are traded following an IPO, the Committee shall be composed entirely of individuals who meet the qualifications of a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Shares are traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Company’s Articles of Incorporation or Bylaws, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee’s members.

(viii) “Common Stock” means the Class A Common Stock of the Company (and any stock or other securities into which such shares of common stock may be converted or into which they may be exchanged).

(ix) “Company” means Blockfusion Data Centers, Inc. (or any successor corporation, except as the term “Company” is used in the definition of “Change in Control” above).

(x) “Consultant” means any current or prospective consultant or independent contractor of the Company or an Affiliate thereof, in each case, who is not an Employee, Executive Officer or Non-Employee Director.

(xi) “Director” means any individual who is a member of the Board on or after the Effective Date.

(xii) “Disability” means, with respect to any Participant who is an Employee, a permanent and total disability as defined in Code Section 22(e)(3).

(xiii) “Effective Date” shall have the meaning set forth in Section 22 of the Plan.

(xiv) “Eligible Recipient” means, with respect to an Award denominated in Common Stock issued under the Plan: (i) an Employee; (ii) a Non-Employee Director; or (iii) a Consultant, in each case, who has been selected as an eligible recipient under the Plan by the Administrator; provided, that any Awards granted prior to the date an Eligible Recipient first is employed by or performs services for the Company or an Affiliate thereof will not become vested or exercisable, and no Shares shall be issued or other payment made to such Eligible Recipient with respect to such Awards, prior to the date on which such Eligible Recipient first is employed by or performs services for the Company or an Affiliate thereof. Notwithstanding the foregoing, to the extent required to avoid the imposition of additional taxes under Code Section 409A, “Eligible Recipient” means: an (1) Employee; (2) a Non-Employee Director; or (3) a Consultant, in each case, of the Company or a Subsidiary thereof, who has been selected as an eligible recipient under the Plan by the Administrator.

(xv) “Employee” shall mean any current or prospective employee of the Company or an Affiliate thereof, as described in Treasury Regulation Section 1.421-1(h), including an Executive Officer or Director who is also treated as an employee.

(xvi) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(xvii) “Executive Officer” means each Participant who is an executive officer (within the meaning of Rule 3b-7 under the Exchange Act) of the Company.

(xviii) “Exercise Price” means, with respect to any Award under which the holder may purchase Shares, the price per share at which a holder of such Award granted hereunder may purchase Shares issuable upon exercise of such Award, as determined by the Administrator in accordance with Code Section 409A, as applicable.

(xix) “Fair Market Value” as of a particular date shall mean: (i) if the Shares are listed on any established stock exchange or a national market system, including, without limitation, the New York Stock Exchange or the Nasdaq Stock Market, the Fair Market Value shall be the closing price of a Share (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination; (ii) if the Shares are not then listed on a national securities exchange, the average of the highest reported bid and lowest reported asked prices for a Share as reported by the National Association of Securities Dealers, Inc. Automated Quotations System for the last preceding date on which there was a sale of such stock in such market; or (iii) whether or not the Shares are then listed on a national securities exchange or traded in an over-the-counter market or the value of such Shares is not otherwise determinable, such value as determined by the Administrator in good faith and in a manner not inconsistent with the regulations under Code Section 409A.

(xx) “Free Standing Rights” shall have the meaning set forth in Section 8(a) of the Plan.

(xxi) “Good Reason” means, with respect to a Participant, a resignation for “Good Reason” (or a term of similar meaning) as defined in the Participant’s Award Agreement or other applicable written agreement with the Company or an Affiliate, if any; provided that if no such agreement defines “Good Reason,” the term shall not apply for purposes of the Plan.

(xxii) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.

(xxiii) “IPO” means an initial public offering of, or direct or indirect public listing of, the securities of the Company, its successors and assigns, or any of its related corporate entities.

(xxiv) “Non-Employee Director” means a Director who is not an Employee.

(xxv) “Nonqualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(xxvi) “Outstanding Shares” means the then-outstanding shares of Common Stock of the Company, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of Options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock.

(xxvii) “Option” means an option to purchase Shares granted pursuant to Section 7 of the Plan.

(xxviii) “Other Cash-Based Award” means a cash Award granted to a Participant under Section 11 of the Plan, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.

(xxix) “Other Share-Based Award” means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares, including, but not limited to, unrestricted Shares or dividend equivalents, each of which may be subject to the attainment of Performance Goals or a period of continued employment or other terms or conditions as permitted under the Plan.

(xxx) “Participant” means any Eligible Recipient selected by the Administrator, pursuant to the Administrator’s authority provided for in Section 3 of the Plan, to receive an Award under the Plan, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be, solely with respect to any Awards outstanding at the date of the Eligible Recipient’s death.

(xxxi) “Performance-Based Award” means any Award granted under the Plan that is subject to one or more Performance Goals. Any dividends or dividend equivalents payable or credited to a Participant with respect to any unvested Performance-Based Award shall be subject to the same Performance Goals as the Shares or units underlying the Performance-Based Award.

(xxxii) “Performance Goals” means performance goals based on performance criteria selected by the Administrator, which may include, but are not limited to, any of the following: (i) earnings before interest and taxes; (ii) earnings before interest, taxes, depreciation and amortization; (iii) net operating profit after tax; (iv) cash flow; (v) revenue; (vi) net revenues; (vii) sales; (viii) days sales outstanding; (ix) income; (x) net income; (xi) operating income; (xii) net operating income; (xiii) operating margin; (xiv) earnings; (xv) earnings per share; (xvi) return on equity; (xvii) return on investment; (xviii) return on capital; (xix) return on assets; (xx) return on net assets; (xxi) total shareholder return; (xxii) economic profit; (xxiii) market share; (xxiv) appreciation in the fair market value, book value or other measure of value of the Shares; (xxv) expense or cost control; (xxvi) working capital; (xxvii) customer satisfaction; (xxviii) employee retention or employee turnover; (xxix) employee satisfaction or engagement; (xxx) environmental, health or other safety goals; (xxxi) individual performance; (xxxii) strategic objective milestones; (xxxiii) any other criteria specified by the Administrator in its sole discretion; and (xxxiv) any combination of, or a specified increase or decrease in, as applicable, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or an Affiliate thereof, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Administrator. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). At the time such an Award is granted, the Administrator may specify any reasonable definition of the Performance Goals it uses. Such definitions may provide for equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting the Company or an Affiliate thereof or the financial statements of the Company or an Affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be unusual in nature, infrequent in occurrence or unusual in nature and infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render performance goals to be unsuitable, the Administrator may modify such Performance Goals in whole or in part, as the Committee deems appropriate. If a Participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Administrator may determine that the Performance Goals or performance period are no longer appropriate and may (x) adjust, change or eliminate the Performance Goals or the applicable performance period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (y) make a cash payment to the Participant in an amount determined by the Administrator.

(xxxiii) “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, however, a Person shall not include (i) the Company or any of its Subsidiaries; (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries; (iii) an underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportion as their ownership of stock of the Company.

(xxxiv) “Plan” means this Blockfusion Data Centers, Inc. 2026 Stock Incentive Plan, as amended and/or amended and restated from time to time.

(xxxv) “Related Rights” shall have the meaning set forth in Section 8(a) of the Plan.

(xxxvi) “Restricted Shares” means an Award of Shares granted pursuant to Section 9 of the Plan subject to certain restrictions that lapse at the end of a specified period or periods.

(xxxvii) “Restricted Stock Unit” means a notional account established pursuant to an Award granted to a Participant, as described in Section 10 of the Plan, that is (i) valued solely by reference to Shares, (ii) subject to restrictions specified in the Award Agreement, and (iii) payable in cash or in Shares (as specified in the Award Agreement). The Restricted Stock Units awarded to the Participant will vest according to the time-based criteria or Performance Goals, and vested Restricted Stock Units will be settled at the time(s), specified in the Award Agreement.

(xxxviii) “Restricted Period” means the period of time determined by the Administrator during which an Award or a portion thereof is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(xxxix) “Rule 16b-3” shall have the meaning set forth in Section 3(a) of the Plan.

(xl) “Securities Act” means the Securities Act of 1933, as amended from time to time.

(xli) “Share” means a share of Common Stock.

(xlii) “Stock Appreciation Right” means the right pursuant to an Award granted under Section 8 of the Plan to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.

(xliii) “Subsidiary” means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than fifty percent (50%) of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person. An entity shall be deemed a Subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained. Notwithstanding the foregoing, in the case of an Incentive Stock Option or any determination relating to an Incentive Stock Option, “Subsidiary” means a corporation that is a subsidiary of the Company within the meaning of Code Section 424(f).

(xliv) “Substitute Award” shall mean an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

Section 3. Administration.

(a) The Plan shall be administered by the Administrator in accordance with the requirements of Rule 16b-3 under the Exchange Act (“Rule 16b-3”), to the extent applicable.

(b) Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(i) to select those Eligible Recipients who shall be Participants;

(ii) to determine whether and to what extent Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units, Other Share-Based Awards, Other Cash-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(iii) to determine the number of Shares to be made subject to each Award;

(iv) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder, including, but not limited to, (A) the restrictions applicable to Awards and the conditions under which restrictions applicable to such Awards shall lapse, (B) the Performance Goals and performance periods applicable to Awards, if any, (C) the Exercise Price of each Award, (D) the vesting schedule applicable to each Award, (E) any confidentiality or restrictive covenant provisions applicable to the Award, and (F) subject to the requirements of Code Section 409A (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all Award Agreements evidencing Options, Stock Appreciation Rights, Restricted Shares, Restricted Stock Units or Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing granted hereunder;

(vi) to determine Fair Market Value;

(vii) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant’s employment for purposes of Awards granted under the Plan;

(viii) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(ix) to reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan, any Award Agreement or other instrument or agreement relating to the Plan or an Award granted under the Plan; and

(x) to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c) Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or traded, the Administrator may allocate all or any portion of its responsibilities and powers to any one (1) or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one (1) or more officers of the Company, the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to Directors.

(d) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, or any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

Section 4. Shares Reserved for Issuance Under the Plan and Limitations on Awards.

(a) Subject to this Section 4 and to adjustment in accordance with Section 5 of the Plan, the Administrator is authorized to deliver with respect to Awards granted under the Plan an aggregate of [_]1 shares of Common Stock.

(b) Notwithstanding anything herein to the contrary, the maximum number of Shares subject to Awards granted during any fiscal year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the fiscal year with respect to such Director’s service as a Non-Employee Director, shall not exceed $[_]2 (calculating the value of any such Awards based on the grant date Fair Market Value of such Awards for financial reporting purposes).

(c) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. Any shares of Common Stock subject to an Award under the Plan that, after the Effective Date, are forfeited, canceled, settled or otherwise terminated without a distribution of Shares to a Participant will thereafter be deemed to be available for Awards with respect to shares of Common Stock. In applying the immediately preceding sentence, if (i) Shares otherwise issuable or issued in respect of, or as part of, any Award are withheld to cover taxes or any applicable Exercise Price, such Shares shall be treated as having been issued under the Plan and shall not be available for issuance under the Plan, and (ii) any Share-settled Stock Appreciation Rights or Options are exercised, the aggregate number of Shares subject to such Stock Appreciation Rights or Options shall be deemed issued under the Plan and shall not be available for issuance under the Plan. In addition, Shares (x) tendered to exercise outstanding Options or other Awards, (y) withheld to cover applicable taxes on any Awards or (z) repurchased on the open market using Exercise Price proceeds shall not be available for issuance under the Plan. For the avoidance of doubt, (A) Shares underlying Awards that are subject to the achievement of performance goals shall be counted against the Share reserve based on the target value of such Awards unless and until such time as such Awards become vested and settled in Shares, and (B) Awards that, pursuant to their terms, may be settled only in cash shall not count against the Share reserve set forth in Section 4(a).

(d) Substitute Awards shall not reduce the Shares authorized for grant under the Plan. In the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided, that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Affiliates immediately prior to such acquisition or combination.

[1]	Note to Draft: Share reserve to be a number of shares equal to 5% of the shares of Pubco Common Stock issued and outstanding immediately after Closing.
[2]	Note to Draft: Non-employee director compensation limit to be determined in consultation with an independent compensation consultant.

(e) In the event that the Company or an Affiliate thereof consummates a transaction described in Code Section 424(a) (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees or Directors in account of such transaction may be granted Substitute Awards in substitution for awards granted by their former employer, and any such substitute Options or Stock Appreciation Rights may be granted with an Exercise Price less than the Fair Market Value of a Share on the grant date thereof; provided, however, the grant of such substitute Option or Stock Appreciation Right shall not constitute a “modification” as defined in Code Section 424(h)(3) and the applicable Treasury regulations.

(f) Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan shall not vest in full earlier than the first anniversary of the applicable grant date. The foregoing restriction shall not apply to (i) Substitute Awards granted pursuant to Sections 4(d) or 4(e), (ii) Awards that result in the issuance of an aggregate of up to five percent (5%) of the Shares authorized for issuance under the Plan pursuant to Section 4(a), or (iii) the Administrator’s discretion to provide for accelerated vesting in connection with a Participant’s death, Disability, or a Change in Control. For the avoidance of doubt, nothing in this Section 4(f) shall limit the Administrator’s authority to grant Awards with time-based vesting schedules that vest in part prior to the first anniversary of the grant date, so long as such Awards do not vest in full prior to such date and the Shares underlying such Awards are not counted against the five percent (5%) exception set forth in clause (ii).

Section 5. Equitable Adjustments.

In the event of any Change in Capitalization, including, without limitation, a Change in Control, an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (a) the aggregate number of Shares reserved for issuance under the Plan, (b) the kind, number and Exercise Price subject to outstanding Options and Stock Appreciation Rights granted under the Plan; provided, however, that any such substitution or adjustment with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A, and (c) the kind, number and purchase price of Shares subject to outstanding Restricted Shares or Other Share-Based Awards granted under the Plan, in each case as may be determined by the Administrator, in its sole discretion; provided, however, that any fractional Shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding Award granted hereunder (i) in exchange for payment in cash or other property having an aggregate Fair Market Value of the Shares covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any, and (ii) with respect to any Awards for which the Exercise Price or purchase price per share of Common Stock is greater than or equal to the then current Fair Market Value per share of Common Stock, for no consideration. Notwithstanding anything contained in the Plan to the contrary, any adjustment with respect to an Incentive Stock Option due to an adjustment or substitution described in this Section 5 shall comply with the rules of Code Section 424(a), and in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be disqualified as an incentive stock option for purposes of Code Section 422. The Administrator’s determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among Eligible Recipients.

Section 7. Options.

(a) General. The Administrator may, in its sole discretion, grant Options to Participants. Solely with respect to Participants who are Employees, the Administrator may grant Incentive Stock Options, Nonqualified Stock Options or a combination of both. With respect to all other Participants, the Administrator may grant only Nonqualified Stock Options. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall specify whether the Option is an Incentive Stock Option or a Nonqualified Stock Option and shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. The prospective recipient of an Option shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(b) Limits on Incentive Stock Options. If the Administrator grants Incentive Stock Options, then to the extent that the aggregate fair market value of Shares with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company) exceeds $100,000, such Options will be treated as Nonqualified Stock Options to the extent required by Code Section 422. Subject to Section 5, the maximum number of shares that may be issued pursuant to Options intended to be Incentive Stock Options is [_]3 Shares and, for the avoidance of doubt, such share limit shall not be subject to the annual adjustment provided in Section 4(a).

(c) Exercise Price. The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant; provided, however, that (i) in no event shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant, and (ii) no Incentive Stock Option granted to a ten percent (10%) stockholder of the Company (within the meaning of Code Section 422(b)(6)) shall have an Exercise Price per Share less than one-hundred ten percent (110%) of the Fair Market Value of a Share on such date.

(d) Option Term. The maximum term of each Option shall be fixed by the Administrator, but in no event shall (i) an Option be exercisable more than ten (10) years after the date such Option is granted, and (ii) an Incentive Stock Option granted to a ten percent (10%) stockholder of the Company (within the meaning of Code Section 422(b)(6)) be exercisable more than five (5) years after the date such Option is granted. Each Option’s term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate. Notwithstanding any contrary provision in this Plan (including, without limitation, Section 7(h)), if, on the date an outstanding Option would expire, the exercise of the Option, including by a “net exercise” or “cashless” exercise, would violate applicable securities laws or any insider trading policy maintained by the Company from time to time, the expiration date applicable to the Option will be extended, except to the extent such extension would violate Code Section 409A, to a date that is thirty (30) calendar days after the date the exercise of the Option would no longer violate applicable securities laws or any such insider trading policy.

(e) Exercisability. Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of pre-established Performance Goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(f) Method of Exercise. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (ii) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by applicable law, or (iv) any combination of the foregoing. In determining which methods a Participant may utilize to pay the Exercise Price, the Administrator may consider such factors as it determines are appropriate; provided, however, that with respect to Incentive Stock Options, all such discretionary determinations shall be made by the Administrator at the time of grant and specified in the Award Agreement.

[3]	Note to Draft: Incentive Stock Option (“ISO”) share limit to be confirmed.

(g) Rights as Stockholder. A Participant shall have no rights to dividends or any other rights of a stockholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 16 of the Plan.

(h) Termination of Employment or Service. Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate, the following terms and conditions shall apply:

(i) In the event of the termination of a Participant’s employment or service by the Company without Cause or due to a resignation by the Participant for any reason, (A) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is ninety (90) days after such termination (with such period being extended to one (1) year after the date of such termination in the event of the Participant’s death during such ninety (90) day period), on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(i) In the event of the termination of a Participant’s employment or service as a result of the Participant’s Disability or death, (A) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire, and (B) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(ii) In the event of the termination of a Participant’s employment or service for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(iii) For purposes of determining which Options are exercisable upon termination of employment or service for purposes of this Section 7(h), Options that are not exercisable solely due to a blackout period shall be considered exercisable.

(iv) Notwithstanding anything herein to the contrary, an Incentive Stock Option may not be exercised more than three (3) months following the date as of which a Participant ceases to be an Employee for any reason other than death or Disability. In the event that an Option is exercisable following the date that is three (3) months following the date as of which a Participant ceases to be an Employee for any reason other than death or Disability, such Option shall be deemed to be a Nonqualified Stock Option.

(v) Other Change in Employment Status. An Option may be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status or service of a Participant, as evidenced in a Participant’s Award Agreement.

(j) Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Options shall be subject to Section 12 of the Plan.

(k) Automatic Exercise. Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Option outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Administrator, payment of the exercise price of any such Option shall be made pursuant to Section 7(f)(i) or (ii), and the Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 16. Unless otherwise determined by the Administrator, this Section 7(k) shall not apply to an Option if the Participant’s employment or service has terminated on or before the Automatic Exercise Date. For the avoidance of doubt, no Option with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 7(k).

Section 8. Stock Appreciation Rights.

(a) General. Stock Appreciation Rights may be granted either alone (“Free Standing Rights”) or in conjunction with all or part of any Option granted under the Plan (“Related Rights”). Any Related Right that relates to a Nonqualified Stock Option may be granted at the same time the Option is granted or at any time thereafter, but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made, the number of Shares to be awarded, the price per Share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates and any Stock Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of a Share on the date of grant. The provisions of Stock Appreciation Rights need not be the same with respect to each Participant. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) Awards; Rights as Stockholder. The prospective recipient of a Stock Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Participants who are granted Stock Appreciation Rights shall have no rights as stockholders of the Company with respect to the grant or exercise of such rights.

(c) Exercisability.

(i) Stock Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii) Stock Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 above and this Section 8 of the Plan.

(d) Payment Upon Exercise.

(i) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised.

(ii) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares, determined using the Fair Market Value, equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(iii) Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Stock Appreciation Right in cash (or in any combination of Shares and cash).

(e) Termination of Employment or Service.

(i) Subject to Section 8(f), in the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(ii) Subject to Section 8(f), in the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(f) Term.

(i) The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(ii) The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(g) Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Stock Appreciation Rights shall be subject to Section 12 of the Plan.

(h) Automatic Exercise. Unless otherwise provided by the Administrator in an Award Agreement or otherwise, or as otherwise directed by the Participant in writing to the Company, each vested and exercisable Stock Appreciation Right outstanding on the Automatic Exercise Date with an Exercise Price per Share that is less than the Fair Market Value per Share as of such date shall automatically and without further action by the Participant or the Company be exercised on the Automatic Exercise Date. The Company or any Affiliate shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 16. Unless otherwise determined by the Administrator, this Section 8(h) shall not apply to a Stock Appreciation Right if the Participant’s employment or service has terminated on or before the Automatic Exercise Date. For the avoidance of doubt, no Stock Appreciation Right with an Exercise Price per Share that is equal to or greater the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 8(h).

Section 9. Restricted Shares.

(a) General. Each Award of Restricted Shares granted under the Plan shall be evidenced by an Award Agreement. Restricted Shares may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Shares shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares; the Restricted Period, if any, applicable to Restricted Shares; the Performance Goals (if any) applicable to Restricted Shares; and all other conditions of the Restricted Shares. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares in accordance with the terms of the grant. The terms and conditions applicable to the Restricted Shares need not be the same with respect to each Participant.

(b) Awards and Certificates. The prospective recipient of Restricted Shares shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Except as otherwise provided in herein, (i) each Participant who is granted an Award of Restricted Shares may, in the Company’s sole discretion, be issued a stock certificate in respect of such Restricted Shares; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award. The Company may require that the stock certificates, if any, evidencing Restricted Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Shares, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award. Notwithstanding anything in the Plan to the contrary, any Restricted Shares (whether before or after any vesting conditions have been satisfied) may, in the Company’s sole discretion, be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form.

(c) Restrictions and Conditions. The Restricted Shares granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or thereafter:

(i) The Restricted Shares shall be subject to the restrictions on transferability set forth in the Award Agreement and in the Plan.

(ii) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant’s termination of employment or service as Non-Employee Director or Consultant of the Company or an Affiliate thereof, or the Participant’s death or Disability.

(iii) Subject to this Section 9(c)(iii), the Participant shall generally have the rights of a stockholder of the Company with respect to Restricted Shares during the Restricted Period. In the Administrator’s discretion and as provided in the applicable Award Agreement, a Participant may be entitled to dividends or dividend equivalents on an Award of Restricted Shares, which will be payable in accordance with the terms of such grant as determined by the Administrator in accordance with Section 18 of the Plan. Certificates for unrestricted Shares may, in the Company’s sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares, except as the Administrator, in its sole discretion, shall otherwise determine.

(iv) The rights of Participants granted Restricted Shares upon termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d) Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Shares shall be subject to Section 12 of the Plan.

Section 10. Restricted Stock Units.

(a) General. Restricted Stock Units may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Restricted Stock Units shall be made; the number of Restricted Stock Units to be awarded; the Restricted Period, if any, applicable to Restricted Stock Units; the Performance Goals (if any) applicable to Restricted Stock Units; and all other conditions of the Restricted Stock Units. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Stock Units in accordance with the terms of the grant. The provisions of Restricted Stock Units need not be the same with respect to each Participant.

(b) Award Agreement. The prospective recipient of Restricted Stock Units shall not have any rights with respect to any such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c) Restrictions and Conditions. The Restricted Stock Units granted pursuant to this Section 10 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Code Section 409A, thereafter:

(i) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant’s termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof, or the Participant’s death or Disability.

(ii) Participants holding Restricted Stock Units shall have no voting rights. A Restricted Stock Unit may, at the Administrator’s discretion, carry with it a right to dividend equivalents, subject to Section 18 of the Plan. Such right would entitle the holder to be credited with an amount equal to all cash dividends paid on one Share while the Restricted Stock Unit is outstanding. The Administrator, in its discretion, may grant dividend equivalents from the date of grant or only after a Restricted Stock Unit is vested.

(iii) The rights of Participants granted Restricted Stock Units upon termination of employment or service as a Non-Employee Director or Consultant of the Company or an Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d) Settlement of Restricted Stock Units. Settlement of vested Restricted Stock Units shall be made to Participants in the form of Shares, unless the Administrator, in its sole discretion, provides for the payment of the Restricted Stock Units in cash (or partly in cash and partly in Shares) equal to the value of the Shares that would otherwise be distributed to the Participant.

(e) Change in Control. Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Restricted Stock Units shall be subject to Section 12 of the Plan.

Section 11. Other Share-Based or Cash-Based Awards.

(a) The Administrator is authorized to grant Awards to Participants in the form of Other Share-Based Awards or Other Cash-Based Awards, as deemed by the Administrator to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any Performance Goals and performance periods. Shares or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Awards, notes or other property, as the Administrator shall determine, subject to any required corporate action.

(b) The prospective recipient of an Other Share-Based Award or Other Cash-Based Award shall not have any rights with respect to such Award, unless and until such recipient has received an Award Agreement and, if required by the Administrator in the Award Agreement, executed and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date.

(c) Notwithstanding anything herein to the contrary, upon a Change in Control, all outstanding Other Share-Based Awards and Other Cash-Based Awards shall be subject to Section 12 of the Plan.

Section 12. Change in Control.

Unless otherwise expressly provided in an Award Agreement, Awards shall not accelerate solely upon the occurrence of a Change in Control. However, if a Participant’s employment or service is terminated by the Company without Cause, or the Participant resigns for Good Reason (as defined in the applicable Award Agreement or other applicable agreement), in either case within twelve (12) months following a Change in Control, then such Award shall become fully vested (or, in the case of Performance-Based Awards, shall vest based on target or actual performance, as determined in good faith by the Administrator). If the Company is a party to an agreement that is reasonably likely to result in a Change in Control, such agreement may provide for: (i) the continuation of any Award by the Company, if the Company is the surviving corporation; (ii) the assumption of any Award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards for any Award, provided, however, that any such substitution with respect to Options and Stock Appreciation Rights shall occur in accordance with the requirements of Code Section 409A; or (iv) settlement of any Award for the Change in Control Price (less, to the extent applicable, the per share exercise or grant price), or, if the per share exercise or grant price equals or exceeds the Change in Control Price or if the Administrator determines that Award cannot reasonably become vested pursuant to its terms, such Award shall terminate and be canceled without consideration. To the extent that Restricted Shares, Restricted Stock Units or other Awards settle in Shares in accordance with their terms upon a Change in Control, such Shares shall be entitled to receive as a result of the Change in Control transaction the same consideration as the Shares held by stockholders of the Company as a result of the Change in Control transaction. For purposes of this Section 12, “Change in Control Price” shall mean (A) the price per Share paid to stockholders of the Company in the Change in Control transaction, or (B) the Fair Market Value of a Share upon a Change in Control, as determined by the Administrator. To the extent that the consideration paid in any such Change in Control transaction consists all or in part of securities or other non-cash consideration, the value of such securities or other non-cash consideration shall be determined in good faith by the Administrator.

Section 13. Amendment and Termination.

(a) The Board or the Committee may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would adversely alter or impair the rights of a Participant under any Award theretofore granted without such Participant’s prior written consent.

(b) Notwithstanding the foregoing, (i) approval of the Company’s stockholders shall be obtained for any amendment that would require such approval in order to satisfy the requirements of Code Section 422, if applicable, any rules of the stock exchange on which the Shares are traded or other applicable law, and (ii) without stockholder approval to the extent required by the rules of any applicable national securities exchange or inter-dealer quotation system on which the Shares are listed or quoted, except as otherwise permitted under Section 5 of the Plan, (A) no amendment or modification may reduce the Exercise Price of any Option or Stock Appreciation Right, (B) the Administrator may not cancel any outstanding Option or Stock Appreciation Right and replace it with a new Option or Stock Appreciation Right, another Award or cash and (C) the Administrator may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system.

(c) Subject to the terms and conditions of the Plan and Code Section 409A, the Administrator may modify, extend or renew outstanding Awards under the Plan, or accept the surrender of outstanding Awards (to the extent not already exercised) and grant new Awards in substitution of them (to the extent not already exercised).

(d) Notwithstanding the foregoing, no alteration, modification or termination of an Award will, without the prior written consent of the Participant, adversely alter or impair any rights or obligations under any Award already granted under the Plan.

Section 14. Unfunded Status of Plan.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan. With respect to any payments not yet made or Shares not yet transferred to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

Section 15. Deferrals of Payment.

To the extent permitted by applicable law, the Administrator, in its sole discretion, may determine that the delivery of Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award, shall be deferred. The Administrator may also, in its sole discretion, establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of any such consideration, including any applicable election procedures, the timing of such elections, the mechanisms for payments of amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program. Deferrals by Participants (or deferred settlement or payment required by the Administrator) shall be made in accordance with Code Section 409A, if applicable, and any other applicable law.

Section 16. Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for federal, state and/or local income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state, or local taxes of any kind, domestic or foreign, required by law or regulation to be withheld with respect to the Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award granted hereunder, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever Shares are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related federal, state and local taxes, domestic or foreign, to be withheld and applied to the tax obligations. With the approval of the Administrator, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery of Shares or by delivering already owned unrestricted Shares, in each case, having a value equal to the amount required to be withheld or other greater amount not exceeding the maximum statutory rate required to be collected on the transaction under applicable law, as applicable to the Participant, if such other greater amount would not, as determined by the Administrator, result in adverse financial accounting treatment (including in connection with the effectiveness of FASB Accounting Standards Update 2016-09). Such Shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Option or other Award.

Section 17. Certain Forfeitures.

The Administrator may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to the applicable vesting conditions of an Award. Such events may include, without limitation, breach of any non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in an Award Agreement or that are otherwise applicable to the Participant, a termination of the Participant’s employment for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and its Subsidiaries and/or its Affiliates.

Section 18. Dividends; Dividend Equivalents.

Notwithstanding anything in this Plan to the contrary, to the extent that an Award contains a right to receive dividends or dividend equivalents while such Award remains unvested, such dividends or dividend equivalents will be accumulated and paid once and to the extent that the underlying Award vests.

Section 19. Non-United States Employees.

Without amending the Plan, the Administrator may grant Awards to eligible persons residing in non-United States jurisdictions on such terms and conditions different from those specified in the Plan, including the terms of any award agreement or plan, adopted by the Company or any Subsidiary thereof to comply with, or take advantage of favorable tax or other treatment available under, the laws of any non-United States jurisdiction, as may in the judgment of the Administrator be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Administrator may make such modifications, amendments, procedures, sub-plans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.

Section 20. Transfer of Awards.

No purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a “Transfer”) by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator, and other than by will or by the laws of descent and distribution. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void ab initio, and shall not create any obligation or liability of the Company, and any person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant’s guardian or legal representative. Under no circumstances will a Participant be permitted to transfer an Option or Stock Appreciation Right to a third-party financial institution without prior stockholder approval.

Section 21. No Right to Continued Employment or Service.

The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or an Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or an Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 22. Effective Date.

The Plan will be effective [_] (the “Effective Date”), the date of Plan approval by the Company’s Board and stockholders. The Plan will be unlimited in duration and, in the event of Plan termination, will remain in effect as long as any Shares awarded under it are outstanding and not fully vested; provided, however, that no Awards will be made under the Plan on or after the tenth anniversary of the Effective Date.

Section 23. Code Section 409A.

The intent of the parties is that payments and benefits under the Plan be either exempt from Code Section 409A or comply with Code Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered consistent with such intent. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Code Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided upon a “separation from service” to a Participant who is a “specified employee” shall be paid on the first business day after the date that is six (6) months following the Participant’s separation from service (or upon the Participant’s death, if earlier). In addition, for purposes of the Plan, each amount to be paid or benefit to be provided to the Participant pursuant to the Plan, which constitute deferred compensation subject to Code Section 409A, shall be construed as a separate identified payment for purposes of Code Section 409A. Nothing contained in the Plan or an Award Agreement shall be construed as a guarantee of any particular tax effect with respect to an Award. The Company does not guarantee that any Awards provided under the Plan will be exempt from or in compliance with the provisions of Code Section 409A, and in no event will the Company be liable for any or all portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of any Award being subject to, but not in compliance with, Code Section 409A.

Section 24. Code Section 280G.

The benefits that a Participant may be entitled to receive under the Plan and other benefits that a Participant is entitled to receive under other plans, agreements, and arrangements of the Company, may constitute “parachute payments” that are subject to Sections 280G and 4999 of the Code. Such “parachute payments” will be reduced if, and only to the extent that, a reduction will allow a Participant to receive a greater net after-tax amount than such Participant would receive absent a reduction.

Section 25. Compliance with Laws.

(a) The obligation of the Company to settle Awards in Shares or other consideration shall be subject to (i) all applicable laws, rules, and regulations, (ii) such approvals as may be required by governmental agencies or the applicable national securities exchange on which the Shares may be admitted, and (iii) policies maintained by the Company from time to time in order to comply with applicable laws, rules, regulations and corporate governance requirements, including, without limitation, with respect to insider trading restrictions. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such Shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Shares to be offered or sold under the Plan. The Administrator shall have the authority to provide that all Shares or other securities of the Company issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable federal, state, local or non-U.S. laws, rules, regulations and other requirements, and the Administrator may cause a legend or legends to be put on certificates representing Shares or other securities of the Company issued under the Plan to make appropriate reference to such restrictions or may cause such Shares or other securities of the Company issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(b) The Administrator may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Shares from the public markets, the Company’s issuance of Shares to the Participant, the Participant’s acquisition of Shares from the Company and/or the Participant’s sale of Shares to the public markets, illegal, impracticable or inadvisable. If the Administrator determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Code Section 409A, (i) pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the Shares would have been vested or issued, as applicable), over (B) the aggregate Exercise Price (in the case of an Option or Stock Appreciation Right) or any amount payable as a condition of issuance of Shares (in the case of any other Award), and such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof, or (ii) in the case of Restricted Shares, Restricted Stock Units or Other Share-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Shares, Restricted Stock Units or Other Share-Based Awards, or the underlying Shares in respect thereof.

Section 26. Erroneously Awarded Compensation.

The Plan and all Awards issued hereunder shall be subject to any compensation recovery and/or recoupment policy adopted by the Company to comply with applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act or the Exchange Act, or to comport with good corporate governance practices, as such policies may be amended from time to time.

Section 27. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.

Section 28. Plan Document Controls.

The Plan and each Award Agreement together constitute the entire agreement with respect to the subject matter hereof and thereof; provided, that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.

Annex F

Investment Banking Valuation & Financial Advisory Special Situations

November 17, 2025	PRIVATE & CONFIDENTIAL

Board of Directors

Blue Acquisition Corp.

1601 Anita Lane

Newport Beach, CA 92660

Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that Blue Acquisition Corp. (“Client,” “SPAC” or “Blue”), a Cayman Islands exempted company, intends to pursue a business combination transaction (the “Transaction”) with Blockfusion USA, Inc., a Delaware corporation, together with its affiliates (the “Company” or “Target”), as described in the non-binding letter of intent (“LOI”) between SPAC and the Company dated as of September 12, 2025 and the Business Combination Agreement related to the Transaction (the “Business Combination Agreement”). The LOI and definitive agreements for the Transaction, including the Business Combination Agreement, contemplate a so-called “double-dummy” transaction structure pursuant to which each of SPAC and the Company will merge into subsidiaries of a newly-established Delaware corporation, Blockfusion Data Centers, Inc. (“Pubco”), which will be the surviving public company after the Transaction is consummated (the “Closing”). The definitive agreements also reflect that the total consideration deliverable to Company security holders will consist of a number of newly-issued Pubco securities reflecting a pre-money equity value attributed to the Company of $450.0 million (“Transaction Consideration”), with each Pubco share to be valued for such purpose at an amount equal to the redemption price of SPAC public shares at the Closing.

Pursuant to an engagement letter dated October 8, 2025, the Board of Directors of Blue (the “Board of Directors”) engaged Houlihan Capital as its financial advisor to render a written opinion (the “Opinion”), as of the date hereof, as to whether or not favorable, to the Board of Directors, as to whether, as of the date of such Opinion (the “Opinion Date”), (i) the consideration to be issued or paid in the Transaction to the security holders of Blockfusion is fair, from a financial point of view, to Blue and its shareholders and (ii) Blockfusion has an aggregate fair market value equal to at least eighty percent (80%) of the balance of funds in SPAC’s trust account (excluding deferred underwriting commissions and taxes payable)(the “Trust Account”) as of the date of execution of the Business Combination Agreement (the “Signing Date,” and the analysis described in this clause (ii), the “80% Test,” which 80% Test analysis assumes that there are no reductions or other material changes to the Trust Account or funds contained therein between the Opinion Date and the Signing Date).

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following (with the information referred to below, “Information”):

●	Held discussions with certain representatives of Blue (“Blue Representatives”) and members of Blockfusion’s senior management (“Company Management”) regarding the Transaction, the Company’s historical performance and operations, Blockfusion’s plans to transition the business of the Company to become a high-performance computing (HPC) data center capable of hosting and providing services to HPC/AI client (the “HPC/AI Transition”) and certain financial projections of the Company (the Forecasts, as further described below), and the future outlook for the Company;

F-1

Fairness Opinion – Confidential

Board of Directors of Blue Acquisition Corp.

November 17, 2025

●	Review of information provided by the Client and the Company including, but not limited to:

○	the SPAC’s latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission;

○	Blockfusion Company overview and presentation materials;

○	the executed LOI, dated September 12, 2025;

○	certain historical unaudited financial information regarding Blockfusion, including the Company’s outstanding indebtedness;

○	certain financial and operating forecasts prepared by Company management (the “Forecasts”) for the years ending December 31, 2026, through December 31, 2030;

○	the Business Combination Agreement by and among Blue Acquisition Corp., Blockfusion Data Centers, Inc., Atlas Merger Sub, Inc., and Blockfusion USA, Inc., dated as of November 17, 2025;

○	A Blockfusion USA, Inc., corporate structure diagram;

●	Discussed with Blue Representatives certain illustrative pro forma capitalization and sources/uses information and the Business Combination parties’ potential plans relative to financing transactions that may accompany the Business Combination, if any such transactions are identified and pursued;

●	Reviewed the industry in which the Company operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

●	Developed indications of value for the Company using generally accepted valuation methodologies; and

●	Reviewed certain other relevant, publicly available information, including economic, industry, and Company specific information.

Our analyses contained herein are confidential and addressed to, and provided exclusively for use by, the Board. The Opinion may be used (i) by the Board in evaluating the Transaction, (ii) in disclosure materials to shareholders of the Company, (iii) in filings with the U.S. Securities and Exchange Commission (including the filing of the Opinion and the data and analysis presented by Houlihan Capital to the Board), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

F-2

Fairness Opinion – Confidential

Board of Directors of Blue Acquisition Corp.

November 17, 2025

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Board’s recommendation to its shareholders with respect to the adoption of the Transaction or how any shareholder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, bad faith, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of the Company or its affiliates against any such person with respect to the Opinion other than Houlihan Capital.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Target, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company Management that they are unaware of any facts that would make the Information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion and that the Forecasts provided to us were prepared in good faith by the Company Management. We have not assumed responsibility for any independent verification of this information, nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies were considered, and a subset of those were employed, in arriving at the Opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

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Fairness Opinion – Confidential

Board of Directors of Blue Acquisition Corp.

November 17, 2025

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

The Opinion is our only formal written opinion as to whether, as of the date of such Opinion, the consideration to be issued or paid in the Transaction to the Blockfusion security holders is fair, from a financial point of view, to Blue and its shareholders. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of Company, its shareholders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except as expressly addressed herein), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its shareholders, or any other party.

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals, has any ownership or other beneficial interests in the Company or Target and has provided no previous investment banking or consulting services to the Company or Target.

Houlihan Capital has received and is receiving a fee from the Company relating to its services in providing the Opinion that is not contingent on the consummation of the proposed Transaction. In an engagement letter dated June 7, 2024, Client has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services relating to the Opinion.

Subject to the foregoing qualifications, assumptions, and limitations, as of the date hereof, it is Houlihan Capital’s opinion that (i) the consideration to be issued or paid in the Transaction to the security holders of Blockfusion is fair, from a financial point of view, to Blue and its shareholders and (ii) Blockfusion has an aggregate fair market value equal to at least 80 percent of the balance of funds in Blue’s trust account (excluding deferred underwriting commissions and taxes payable) as of the Signing Date. The Opinion was unanimously approved by the Fairness Opinion Committee of Houlihan Capital.

Respectfully submitted,

Houlihan Capital, LLC

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